As filed with the Securities and Exchange Commission on June 8, 2018

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ESSENDANT INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5112	36-3141189
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Charles W. Mulaney, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Scott Smith Senior Vice President and General Counsel Genuine Parts Company 2999 Wildwood Parkway Atlanta, Georgia 30339 (678) 934-5000	John H. Butler Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.10 par value per share(1)	40,191,482(2)	N/A	$555,245,323.83(3)	$69,128.04(4)

(1)	Includes rights (“Rights”) to purchase shares of the registrant’s Series A Junior Participating Preferred Stock, issuable pursuant to that certain Rights Agreement between Essendant Inc. and Equiniti Trust Company, as rights agent, dated May 17, 2018, as amended. The value attributable to the Rights, if any, is reflected in the market price of the registrant’s common stock.
(2)	Represents an estimate of the maximum number of shares of Essendant Inc. (“Essendant”) common stock, par value $0.10 per share (“Essendant common stock”), issuable upon completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 12, 2018, among Genuine Parts Company, Rhino SpinCo, Inc. (“SpinCo”), Essendant and Elephant Merger Sub Corp. (“Merger Sub”), as described in this registration statement. Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares of Essendant common stock that may be issuable as a result of stock splits, stock dividends or similar transactions.
(3)	Calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act based on the average of the high and low prices of shares of Essendant common stock, into which shares of SpinCo common stock will be converted, as reported on the Nasdaq Global Select Market on June 4, 2018.
(4)	Calculated pursuant to Section 6(b) of the Securities Act as the product of the proposed maximum aggregate offering price and 0.0001245.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Essendant Inc. (“Essendant”) is filing this registration statement on Form S-4 (Reg. No. 333-[●]) to register shares of its common stock, par value $0.10 per share (“Essendant common stock”), that will be issued upon completion of the merger of Elephant Merger Sub Corp. (“Merger Sub”) with and into Rhino SpinCo, Inc. (“SpinCo”), which is currently a wholly owned subsidiary of Genuine Parts Company (“GPC”) but which will be spun off to GPC shareholders immediately prior to the merger, pursuant to the Agreement and Plan of Merger, dated as of April 12, 2018 among GPC, SpinCo, Essendant and Merger Sub. Pursuant to the instructions of Form S-4, the proxy statement/prospectus which forms a part of this registration statement is also deemed filed pursuant to Essendant’s obligations under Regulation 14A in connection with Essendant’s special meeting of Essendant stockholders to approve the issuance of Essendant common stock in connection with the merger. The proxy statement/prospectus also constitutes an information statement of SpinCo, and we refer to it herein as the proxy statement/prospectus-information statement. In addition, SpinCo will file a registration statement on Form 10 to register shares of SpinCo common stock which will be distributed to GPC shareholders pursuant to the spin-off immediately prior to the merger. Upon such distribution, the outstanding shares of SpinCo common stock will be immediately converted into the right to receive shares of Essendant common stock in connection with the merger.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JUNE 8, 2018

[●], 2018

Dear Stockholders:

As previously announced, Essendant Inc. (“Essendant”), and Genuine Parts Company (“GPC”) have entered into an Agreement and Plan of Merger, dated as of April 12, 2018, as may be amended from time to time (the “Merger Agreement”), under which Essendant will combine with GPC’s S.P. Richards Company business (the “SPR Business”). The SPR Business is a leading business products distributor throughout the United States and Canada.

As a stockholder of Essendant, we wanted to provide you with information about the proposed transactions and ask you to vote on certain related matters at the special meeting of Essendant stockholders. The principal transactions described in this document include the following:

•	Separation—The transfer by GPC of the SPR Business to GPC’s wholly owned subsidiary Rhino SpinCo, Inc. (“SpinCo”).

•	Distribution—The distribution by GPC of all of the outstanding shares of SpinCo common stock to GPC shareholders on a pro rata basis.

•	Merger—The merger of Elephant Merger Sub Corp., a newly-formed, wholly owned subsidiary of Essendant (“Merger Sub”), with and into SpinCo. SpinCo will survive the Merger as a wholly owned subsidiary of Essendant.

In connection with the Merger, GPC shareholders will receive Essendant common stock in exchange for the shares of SpinCo common stock to which they are entitled in the Distribution. Essendant currently expects to issue an aggregate of approximately 40,191,482 shares of Essendant common stock to shareholders of GPC in connection with the Merger. Immediately following the Merger, GPC shareholders are expected to own approximately 51% of Essendant’s issued and outstanding common stock on a fully diluted basis, and existing Essendant stockholders are expected to own the remaining 49% of the issued and outstanding common stock of Essendant on a fully diluted basis. Essendant common stock is traded on the Nasdaq Global Select Market under the ticker symbol “ESND.” On [●], 2018, the closing price of Essendant common stock was $[●] per share.

After consideration, the board of directors of Essendant (the “Essendant Board”), has unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of Essendant common stock in connection therewith (the “Share Issuance”) are advisable and in the best interests of Essendant and its stockholders and has approved the Merger Agreement and the transactions contemplated thereby. In order to complete the Merger, Essendant must obtain the requisite approval of its stockholders for the Share Issuance. At a special meeting of Essendant stockholders to be held at Essendant’s offices located at One Parkway North Boulevard, Deerfield, Illinois, on [●], 2018 at [●] p.m., Central time, you will be asked to vote on proposals to:

•	approve the Share Issuance;

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the Share Issuance (the “meeting adjournment proposal”); and

•	approve by a non-binding, advisory vote certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger (the “advisory merger-related executive compensation proposal”).

The Essendant Board unanimously recommends that you vote “FOR” the proposal to approve the Share Issuance, “FOR” the meeting adjournment proposal and “FOR” the advisory merger-related executive compensation proposal.

Your vote is very important, regardless of the number of shares you own. We cannot complete the Merger unless the Share Issuance is approved by our stockholders at the special meeting. Only stockholders who owned shares of Essendant common stock at the close of business on [●], 2018 will be entitled to vote at the special meeting. Whether or not you plan to attend the special meeting, we encourage you to read the accompanying proxy statement/prospectus-information statement and vote promptly. To ensure that your shares are represented at the meeting, we recommend that you submit a proxy to vote your shares through the Internet by following the instructions set forth in the Notice of Internet Availability of Proxy Materials. You may also vote by telephone or mail by requesting a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote. This way, your shares will be voted even if you are unable to attend the special meeting. This will not, of course, limit your right to attend the special meeting or prevent you from voting in person at the meeting if you wish to do so. If you hold your shares in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners.

The Notice of Internet Availability of Proxy Materials contains instructions on how to request paper copies of the proxy materials.

This proxy statement/prospectus-information statement explains the Merger Agreement, the Merger, the Share Issuance and the transactions contemplated thereby and provides specific information concerning the special meeting. Please review this document carefully. You should carefully consider, before voting, the matters discussed under the heading “Risk Factors” beginning on page 39.

On behalf of Essendant, I thank you for your support and appreciate your consideration of this matter. Your Directors and management look forward to personally meeting those of you who are able to attend the special meeting.

Sincerely yours,

Richard D. Phillips

President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this proxy statement/prospectus-information statement, including the Merger and the Share Issuance, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

Approximate Date of Mailing of Proxy Materials or

Notice of Internet Availability:

[●], 2018

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JUNE 8, 2018

[●], 2018

To the Shareholders of Genuine Parts Company:

On April 12, 2018, we announced that Genuine Parts Company (“GPC”), entered into definitive agreements to spin off its S.P. Richards Company business (the “SPR Business”), and then combine the SPR Business with Essendant Inc. (“Essendant”). As a GPC shareholder, you are receiving this document as an information statement from GPC to inform you of the spin-off and as a prospectus from Essendant for the issuance of Essendant common stock in the proposed transactions.

The principal transactions described in this document include the following:

•	Separation—The transfer by GPC of the SPR Business to GPC’s wholly owned subsidiary Rhino SpinCo, Inc. (“SpinCo”).

•	Distribution—The distribution by GPC of all of the outstanding shares of SpinCo common stock to GPC shareholders on a pro rata basis as a dividend.

•	Merger—The merger of SpinCo with an Essendant subsidiary immediately following the Distribution, with SpinCo continuing as a wholly owned subsidiary of Essendant.

As a result of the Merger, each share of SpinCo common stock will be converted into the right to receive one share of Essendant common stock, and Essendant will continue as a publicly-traded company, owning both its current business and the SPR Business.

GPC shareholders are expected to own approximately 51% of the outstanding shares of Essendant common stock on a fully diluted basis immediately following the Merger, and Essendant’s existing stockholders are expected to continue to hold the remaining approximately 49%. We currently expect that approximately 40,191,482 shares of SpinCo common stock will be distributed to GPC shareholders in the Distribution. As a result, and based on the number of shares of GPC common stock outstanding on [●], 2018, you would receive approximately [●] shares of Essendant common stock for each share of GPC common stock that you hold on the record date for the Distribution. The actual number of shares of Essendant common stock that you will receive with respect to each share of GPC common stock will be determined based on the number of outstanding shares of GPC common stock on the record date. GPC shareholders will retain all of their shares of GPC common stock and will not be required to pay for any shares of Essendant common stock they receive.

Essendant common stock is currently traded on the Nasdaq Global Select Market under the ticker symbol “ESND.” On [●], 2018, the closing price of Essendant common stock was $[●] per share.

The Boards of Directors of each of Essendant and GPC have unanimously approved the proposed transactions. GPC shareholders are not required to vote on the proposed transactions. GPC is not asking its shareholders for a proxy, and you are requested not to send a proxy to GPC.

This document explains the proposed transactions, and provides specific information about Essendant, SpinCo and the SPR Business. Please review this document carefully, particularly the matters discussed under the heading “Risk Factors” beginning on page 39.

We look forward to completing the proposed transactions and to the exciting opportunities they present for our shareholders.

Sincerely,

Paul D. Donahue

President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Merger described in this proxy statement/prospectus-information statement or the Essendant common stock to be issued pursuant to the Merger Agreement, or determined if this proxy statement/prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus-information statement is [●], 2018.

ESSENDANT INC.

One Parkway North Boulevard

Deerfield, Illinois 60015

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on [●], 2018

To the Stockholders of Essendant Inc.:

Notice is hereby given of a special meeting of stockholders of Essendant Inc., a Delaware corporation (“Essendant”), which will be held at Essendant’s offices located at One Parkway North Boulevard, Deerfield, Illinois, on [●], 2018 at [●] p.m., Central time.

Date:	[●], at [●] p.m. Central Time

Location:	Company’s offices located at One Parkway North Boulevard, Deerfield, Illinois

Items of Business:

1.  To vote on a proposal to approve the issuance of Essendant common stock in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 12, 2018, as it may be amended from time to time, among Essendant, Elephant Merger Sub Corp., Genuine Parts Company and Rhino SpinCo, Inc. (the “Share Issuance”);

2.  to vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance (the “meeting adjournment proposal”); and

3.  to vote on a proposal to approve by a non-binding, advisory vote certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger (the “advisory merger-related executive compensation proposal”).

The approval of the proposal set forth in item 1 above is the only approval of Essendant stockholders required for completion of the transactions contemplated by the Merger Agreement. Essendant will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

THE ESSENDANT BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE SHARE ISSUANCE AND UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE “FOR” THE SHARE ISSUANCE, “FOR” THE MEETING ADJOURNMENT PROPOSAL AND “FOR” THE ADVISORY MERGER-RELATED EXECUTIVE COMPENSATION PROPOSAL.

The record date for the special meeting is the close of business on [●], 2018. Only stockholders of record as of that time and date are entitled to notice of, and to vote at, the meeting. Record holders of Essendant’s common stock as of the record date may submit their proxies by following the voting instructions set forth in the Notice of Internet Availability of Proxy Materials.

By Order of the Board of Directors,

Brendan J. McKeough
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE STOCKHOLDER MEETING TO BE HELD ON [●], 2018

The proxy statement and Form 10-K are available at

essendant.com/proxymaterials

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus-information statement incorporates important business and financial information about Essendant from documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that have been included herein and delivered herewith as annexes. In addition to the documents included herein, Essendant files reports (including annual, quarterly and current reports which may contain audited financial statements), proxy statements and other information with the SEC. Copies of Essendant’s filings with the SEC are available to investors without charge by request made to Essendant in writing, by telephone or by email with the following contact information:

Essendant Inc.

Attention: Investor Relations

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Telephone: (847) 627-2900

Email: investorrelations@essendant.com

In order to receive timely delivery of these materials, you must make your requests no later than [●], 2018, which date is five business days before the date of the special meeting.

You may also obtain Essendant’s SEC reports at http://investors.essendant.com/docs or GPC’s SEC reports at http://genuineparts.investorroom.com/sec-filings. Essendant’s filings with the SEC and GPC’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call (800) 732-0330 for further information on the public reference facilities.

This proxy statement/prospectus-information statement includes as annexes documents that Essendant has previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus-information statement to the extent that a statement contained in this proxy statement/prospectus-information statement or in an annex hereto consisting of a document filed with the SEC subsequently to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this proxy statement/prospectus-information statement except to the extent so modified or superseded.

Set forth below is a list of the documents Essendant previously filed with the SEC under the Exchange Act that are included as annexes to this proxy statement/prospectus-information statement.

•	Essendant’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018;

•	Essendant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2018;

•	Essendant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on April 25, 2018;

•	Essendant’s Current Report on Form 8-K filed with the SEC on May 31, 2018;

•	Essendant’s certificate of incorporation;

•	Essendant’s bylaws; and

•	the description of Essendant’s common stock contained in Amendment No. 2 to Essendant’s Registration Statement on Form S-3 (File No. 333-52223) filed with the SEC on June 9, 1998, and any amendments or reports filed for the purpose of updating such description.

GPC’s certificate of incorporation and bylaws are also included as annexes to this proxy statement/prospectus-information statement.

If you are an Essendant stockholder and you have any questions about the proposed transactions, please contact Essendant’s Investor Relations Department at (847) 627-2900.

If you are a GPC shareholder and you have any questions about the proposed transactions, please contact GPC’s Investor Relations Department at (678) 934-5000.

Essendant, SpinCo and GPC have not authorized anyone to give any information or make any representation about the proposed transactions that is different from, or in addition to, that contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ABOUT THIS DOCUMENT

GPC has supplied all information contained in this proxy statement/prospectus-information statement relating to GPC and SpinCo. Essendant has supplied all information contained in this proxy statement/prospectus-information statement relating to Essendant and Merger Sub and has utilized certain purchase accounting adjustments for the SPR Business. GPC and Essendant have both contributed information to this proxy statement/prospectus-information statement relating to the proposed transactions.

This proxy statement/prospectus-information statement forms a part of a registration statement on Form S-4 (Registration No. 333-[●]) filed by Essendant with the SEC to register with the SEC the issuance of Essendant common stock pursuant to the Merger Agreement. It constitutes a prospectus of Essendant under Section 5 of the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (“Securities Act”), with respect to the shares of Essendant common stock to be issued to GPC shareholders in exchange for the shares of SpinCo common stock to which they are entitled in the distribution of all of the shares of common stock, par value $0.01 per share, of SpinCo to the holders of the shares of common stock of GPC, on a pro rata basis by way of a pro rata dividend (the “Distribution”). It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to the Essendant special meeting of stockholders at which Essendant stockholders will consider and vote on the proposal to approve the issuance of Essendant common stock in connection with the Merger Agreement and certain other matters described herein. In addition, it constitutes an information statement relating to the proposed separation of GPC’s S.P. Richards Company business from the other businesses of GPC and the Distribution.

Statements contained in this document as to the contents of any contract or other document referred to within this document are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) by following the instructions under “Where You Can Find Additional Information.”

i

Advance Notice Requirements	195
Amendments to the Bylaws	196
Authorized but Unissued Shares	196
Limited Liability of Directors and Officers	196
Stockholder Rights Plan	196
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	200
Ancillary Agreements	200
Code of Business Conduct	200
Policies and Procedures for Transactions with Related Persons	200
LEGAL MATTERS	202
EXPERTS	203
SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS	204
HOUSEHOLDING	205
PROPOSAL 1	206
PROPOSAL 2	207
PROPOSAL 3	208
INDEX TO FINANCIAL STATEMENTS	209
ANNEX A OPINION OF CITIGROUP GLOBAL MARKETS INC.	A-1
ANNEX B ESSENDANT’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017, FILED WITH THE SEC ON FEBRUARY 21, 2018	B-1
ANNEX C ESSENDANT’S DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED WITH THE SEC ON APRIL 13, 2018	C-1
ANNEX D ESSENDANT’S QUARTERLY REPORT ON FORM 10-Q FILED WITH THE SEC ON APRIL 25, 2018	D-1
ANNEX E ESSENDANT’S CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON MAY 31, 2018	E-1

ANNEX F THE DESCRIPTION OF ESSENDANT’S COMMON STOCK CONTAINED IN AMENDMENT NO. 2 TO ESSENDANT’S REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-52223) FILED WITH THE SEC ON JUNE 9, 1998, AND ANY AMENDMENTS OR REPORTS FILED FOR THE PURPOSE OF UPDATING SUCH DESCRIPTION

F-1
ANNEX G ESSENDANT’S CERTIFICATE OF INCORPORATION	G-1
ANNEX H ESSENDANT’S BYLAWS	H-1
ANNEX I GPC’S CERTIFICATE OF INCORPORATION	I-1
ANNEX J GPC’S BYLAWS	J-1
PART II INFORMATION NOT REQUIRED IN PROSPECTUS	II-1
EXHIBIT INDEX	II-4

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are brief answers to some of the common questions that stockholders of Essendant Inc. (“Essendant”) and shareholders of Genuine Parts Company (“GPC”) may have regarding the transactions contemplated by the Merger Agreement (as defined below) and the Separation Agreement (as defined below), which provide for, among other things, the Separation, the Distribution and the Merger (each as defined below). For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 56, “The Merger Agreement” beginning on page 98 and “The Separation Agreement” beginning on page 121. These questions and answers are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Stockholders of Essendant and shareholders of GPC are urged to read this proxy statement/prospectus-information statement in its entirety. Additional important information is also contained in the annexes to this proxy statement/prospectus-information statement. You should pay special attention to the “Risk Factors” beginning on page 39 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 50.

Q:	What are the transactions described in this proxy statement/prospectus-information statement?

A:	References to the “Transactions” mean the transactions contemplated by the Agreement and Plan of Merger among GPC, Rhino SpinCo, Inc. (“SpinCo”), Essendant and Merger Sub dated as of April 12, 2018, as amended on June 7, 2018 and as otherwise may be amended from time to time (the “Merger Agreement”), and the Separation Agreement by and among GPC and SpinCo dated as of April 12, 2018, as may be amended from time to time (the “Separation Agreement”). These agreements provide for, among other things:

•	the separation of GPC’s S.P. Richards Company business (the “SPR Business”) from the other businesses of GPC (the “Separation”);

•	the distribution of all of the shares of common stock, par value $0.01 per share, of SpinCo (“SpinCo common stock”), to the holders of the shares of common stock, par value $1.00 per share, of GPC (“GPC common stock”), on a pro rata basis by way of a pro rata dividend (the “Distribution”); and

•	the merger of Merger Sub with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving company and as a wholly owned subsidiary of Essendant, as contemplated by the Merger Agreement.

The Separation, the Distribution and the Merger are described in more detail in “The Transactions” and elsewhere in this proxy statement/prospectus-information statement.

Q:	What will happen in the Separation?

A:

Pursuant to the Separation Agreement, in an internal reorganization as described further in the Separation Agreement (the “Internal Reorganization”), GPC and certain of its subsidiaries will engage in a series of transactions in which all of the wholly owned subsidiaries of GPC engaged in the SPR Business (the “SPR Entities”), will become direct or indirect subsidiaries of the subsidiary of GPC created pursuant to the Internal Reorganization (“SPR HoldCo”), with certain of the SPR Entities and certain other assets being contributed by GPC to SPR HoldCo, in exchange for common stock and preferred stock of SPR HoldCo. Pursuant to a pre-existing binding commitment entered into prior to this exchange, the preferred stock of SPR HoldCo (the “SPR HoldCo Preferred Stock”), will be sold by GPC to a third party prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights. The purpose of these transactions is to separate the SPR Business from GPC’s other businesses. On or prior to the date of the

Distribution, the common stock of SPR HoldCo will be contributed to SpinCo by GPC and SpinCo will issue and deliver to GPC additional shares of SpinCo common stock which, along with the 100 shares of SpinCo common stock then owned by GPC, will constitute all of the outstanding stock of SpinCo and will equal the number of shares of Essendant common stock to be issued to SpinCo stockholders in the Merger.

Q:	What will happen in the Distribution?

A:	Pursuant to the Separation Agreement, after the Separation and immediately prior to the Merger, GPC will distribute all of the outstanding shares of SpinCo common stock on a pro rata basis to GPC’s shareholders as of the record date of the Distribution.

Q:	What will happen in the Merger?

A:	Pursuant to the Merger Agreement, in the Merger, Merger Sub will merge with SpinCo and SpinCo will survive the Merger as a wholly owned subsidiary of Essendant. Following completion of the Merger, Essendant will continue to be a separately traded public company and will own and operate the combined businesses of Essendant and the SPR Business. At the effective time of the Merger, each issued and outstanding share of SpinCo common stock will be automatically converted into the right to receive one share of Essendant common stock. As a result, immediately following the effective time of the Merger, GPC shareholders are expected to own approximately 51% of Essendant common stock on a fully diluted basis, and current Essendant stockholders are expected to own approximately 49% of Essendant common stock on a fully diluted basis. Essendant currently expects to issue approximately 40,191,482 shares of Essendant common stock to GPC shareholders in connection with the Merger.

Q:	Will the Distribution and the Merger occur on the same day?

A:	Yes. The Merger will occur immediately after the Distribution.

Q:	Why are the Transactions structured as a Reverse Morris Trust transaction?

A:	The transaction structure was negotiated by the parties. GPC believes the tax-efficient Reverse Morris Trust structure optimizes the value of the transaction to GPC and its shareholders because, subject to the discussion below under “U.S. Federal Income Tax Consequences of the Distribution and the Merger,” GPC shareholders are generally not expected to recognize any gain or loss as a result of the Transactions for U.S. federal income tax purposes, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Essendant common stock.

Q:	Who will serve on the Essendant Board following completion of the Transactions?

A:	Immediately following the Merger, the board of directors of Essendant (the “Essendant Board”) will consist of twelve members: four directors designated by Essendant, four directors designated by GPC and four directors mutually agreed between Essendant and GPC. At least two of the directors designated by Essendant, two of the directors designated by GPC and two of the directors to be mutually agreed must qualify as an “independent director” of Essendant, as such term is defined in Nasdaq Marketplace Rule 5605(a)(2). One of Essendant’s designees shall be the Chairman of the Essendant Board following the completion of the Transactions. See “The Transactions—Board of Directors and Executive Officers of Essendant Following the Merger; Operations Following the Merger.”

Q:	Who will manage the business of Essendant after the Transactions?

A:	Essendant’s current President and Chief Executive Officer, Richard D. Phillips, and current Chief Financial Officer, Janet H. Zelenka, will continue in their roles. The current President and Chief Executive Officer of the SPR Business, Rick Toppin, will become Essendant’s Chief Operating Officer. Additional leadership roles will be mutually agreed by Essendant and GPC. See “The Transactions—Board of Directors and Executive Officers of Essendant Following the Merger; Operations Following the Merger.”

Q:	What is the estimated total value of the consideration to be paid by Essendant in the Merger?

A:	Essendant expects to issue approximately 40,191,482 shares of Essendant common stock in connection with the Merger. See “The Merger Agreement—Merger Consideration.”

Based upon the reported closing price for Essendant common stock on the Nasdaq Global Select Market (“Nasdaq”) of $8.47 per share on April 11, 2018, the last trading day before the announcement of the signing of the Merger Agreement, the estimated total value of the shares to be issued by Essendant to GPC shareholders in the Merger would have been approximately $[340,421,852.54]. Based upon the reported closing price for Essendant common stock on Nasdaq of $[●] per share on [●], 2018, the estimated total value of the shares to be issued by Essendant to GPC shareholders pursuant to the Merger would have been approximately $[●] million. The actual total value of the consideration to be paid by Essendant in connection with the Merger will depend on the market price of shares of Essendant common stock at the time of the closing of the Merger.

Q:	What will GPC receive in the Transactions?

A:	The Separation Agreement provides that, prior to the Merger, SpinCo will enter into a senior secured asset-based term loan credit facility in a principal amount of up to $400,000,000 (the “SpinCo Term Loan Facility”). Immediately thereafter, SpinCo will draw on such credit facilities in an amount sufficient for it and/or its subsidiaries to make special cash payments to GPC of approximately $347 million (the “SpinCo Special Cash Payment”), subject to adjustments outlined in the Separation Agreement. See “The Separation Agreement—Incurrence of Debt; SpinCo Special Cash Payment.”

Q:	What will GPC shareholders receive in the Transactions?

A:	Prior to the Distribution, SpinCo will amend its certificate of incorporation to increase the number of authorized shares of SpinCo common stock so that it exceeds the number of shares to be distributed to GPC shareholders in connection with the Distribution. SpinCo will distribute all of the outstanding shares of SpinCo common stock pro rata to GPC’s shareholders on the record date of the Distribution. In the Merger, each issued and outstanding share of SpinCo common stock will be converted into the right to receive one share of Essendant common stock and cash in lieu of fractional shares, if any. Approximately 40,191,482 shares of Essendant common stock will be issued in connection with the Merger.

Q:	Will Essendant or SpinCo incur indebtedness in connection with the Separation, the Distribution and the Merger?

A:

Yes. SpinCo will enter into the SpinCo Term Loan Facility. Essendant will enter into the following credit facilities, which refinance Essendant’s Fifth Amended and Restated Credit Agreement, dated as of February 22, 2017, by and among Essendant, the other loan parties party thereto, the financial institutions party thereto as lenders and JPMorgan Chase Bank N.A., as administrative agent (the “Existing Credit Agreement”): (x) a senior secured asset-based revolving credit facility in an aggregate principal amount not to exceed $1,200,000,000 less the aggregate principal amount drawn under the SpinCo Term Loan Facility, (y) a senior secured first-in, last-out revolving credit facility in an aggregate principal amount of up to $125,000,000 and (z) a senior secured term loan credit facility in an aggregate principal amount of up to $75,000,000 (together the “Essendant Credit Facilities”; the Essendant Credit Facilities together with the SpinCo Term Loan Facility, the “Credit Facilities”). The Credit Facilities will be evidenced by a credit agreement to be entered into on the closing date of the Merger (the “Credit Agreement”) by and among

JPMorgan Chase Bank, N.A., as administrative agent, the Commitment Parties, as lenders, the other lenders party thereto, SpinCo and its subsidiaries party thereto and, upon or immediately after the consummation of the Merger, Essendant and its subsidiaries party thereto, and by related documentation to be mutually agreed between Essendant, SpinCo and the agents and lenders thereunder. See “Debt Financing” for further information.

Q:	Will fractional shares of Essendant stock be distributed?

A:	All fractional shares of Essendant common stock that any holder of SpinCo common stock otherwise would be entitled to receive as a result of the Merger will be aggregated by the exchange agent. The exchange agent will cause the whole shares obtained thereby to be sold on behalf of the SpinCo stockholders that otherwise would be entitled to receive such fractional shares, at then-prevailing market prices, in no case later than five business days after the Merger. The exchange agent will then make available the net proceeds of the sale, after deducting any brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the SpinCo stockholders that otherwise would be entitled to receive such fractional shares of Essendant common stock in the Merger.

Q:	What will Essendant stockholders receive in the Transactions?

A:	Essendant stockholders will not receive separate merger consideration as part of the Merger and no additional shares of Essendant common stock will be issued to Essendant stockholders pursuant to the Merger. Essendant stockholders will receive the commercial benefit of owning an equity interest in SpinCo, which will include the SPR Business as it exists following consummation of the transactions contemplated by the Separation Agreement with GPC and payment of the SpinCo Special Cash Payment to GPC. See “The Transactions—Essendant’s Reasons for the Merger.”

Q:	How will the Transactions impact the future liquidity and capital resources of Essendant?

A:	SpinCo will enter into SpinCo Term Loan Facility. Essendant will enter into the Essendant Credit Facilities. The SpinCo Term Loan Facility and the Essendant Credit Facilities will be evidenced by the Credit Agreement, and by related documentation to be mutually agreed between Essendant, SpinCo and the agents and lenders thereunder. See “Debt Financing” for further information.

Q:	How will the rights of shareholders of GPC and of Essendant change after the Merger?

A:	The rights of shareholders of GPC will remain the same as prior to the Merger, except that shareholders of GPC entitled to shares of SpinCo common stock in the Distribution will receive shares of Essendant common stock and cash paid in lieu of fractional shares in connection with the Merger. GPC shareholders will retain all of their shares of GPC common stock and will not be required to pay for any shares of Essendant common stock they receive in the Merger. See “Description of Capital Stock of Essendant Before and After the Merger—Description of Capital Stock of Essendant” and “Comparison of the Rights of Stockholders Before and After the Transactions.”

The rights of stockholders of Essendant will not change as a result of the Merger.

Q:	What are the material tax consequences to GPC shareholders resulting from the Distribution and the Merger?

A:

The Distribution is expected to qualify as a distribution to GPC shareholders under Section 355(a) of the Internal Revenue Code (the “Code”) and the Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Distribution and the Merger so qualify, GPC shareholders will generally not recognize any gain or loss as a result of the Transactions for U.S. federal income tax purposes, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Essendant common stock. The United States (“U.S.”) federal income tax consequences of the Distribution and the Merger are described in more detail under “U.S. Federal Income Tax Consequences of the Distribution and the Merger” beginning on page 95.

Q:	Does Essendant have to pay a termination fee to GPC or reimburse GPC’s expenses if the Share Issuance is not approved by the Essendant stockholders or if the Merger Agreement is otherwise terminated?

A:	If Essendant stockholders do not approve the Share Issuance at the Essendant special meeting of stockholders and the Merger Agreement is terminated, Essendant is required to reimburse GPC’s out-of-pocket fees and expenses in connection with the Transactions in an amount up to $3 million.

In specified circumstances, depending on the reasons for termination of the Merger Agreement, Essendant may be required to pay GPC a termination fee of $12 million, which would be reduced by any expense reimbursement described above. For a discussion of the circumstances under which the termination fee is payable by Essendant or the requirement to reimburse expenses applies, see “The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances.”

Q:	Does GPC have to pay a termination fee to Essendant or reimburse Essendant’s expenses if the Merger Agreement is terminated?

A:	GPC does not have to pay a termination fee to Essendant if the Merger Agreement is terminated.

The Merger Agreement generally provides that all out-of-pocket expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring the expenses. However, if the Transactions are consummated, certain specified expenses are to be treated as an adjustment to the SpinCo Special Cash Payment. If the Transactions are not consummated, those expenses are to be borne in equal amounts by GPC and Essendant, which may result in one party reimbursing the other. See “The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances.”

Q:	Are there risks associated with the Transactions?

A:	Yes. Essendant and SpinCo may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 39 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 50. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that Essendant will be able to integrate the SPR Business successfully, and uncertainties relating to the performance of Essendant after the Transactions.

Q:	Can Essendant, SpinCo or GPC shareholders demand appraisal of their shares?

A:	No. Essendant and SpinCo stockholders and GPC shareholders do not have appraisal rights under Delaware or Georgia law in connection with the Separation, the Distribution or the Merger.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. The obligations of Essendant, GPC, Merger Sub and SpinCo to consummate the Transactions are subject to a number of conditions, including:

•	the consummation of the Internal Reorganization in all material respects in accordance with the Separation Agreement and the Distribution;

•	the effectiveness of the registration statement of Essendant and the registration statement of SpinCo and the absence of any stop order issued by the Securities and Exchange Commission (“SEC”) or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval for listing on Nasdaq of the shares of Essendant common stock to be issued in the Merger;

•	the approval by Essendant stockholders of the Share Issuance;

•	the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	the absence of any law or orders of any governmental authorities of a competent jurisdiction that enjoins or makes illegal the consummation of the Internal Reorganization, the Distribution or the Merger; and

•	other customary conditions.

To the extent permitted by applicable law, GPC and SpinCo, on the one hand, and Essendant and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions. See “The Merger Agreement—Conditions to the Merger.”

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed [during the fourth quarter of 2018], subject to receipt of Essendant stockholder approval, applicable antitrust and other regulatory approvals, and satisfaction of other customary closing conditions.

Q:	Where will the Essendant shares to be issued in the Merger be listed?

A:	Essendant common stock is listed on Nasdaq under the symbol “ESND.” After the consummation of the Transactions, all shares of Essendant common stock issued in the Merger, and all other outstanding shares of Essendant common stock, will continue to be listed on Nasdaq and trade under the same symbol.

QUESTIONS AND ANSWERS FOR ESSENDANT STOCKHOLDERS

The following are some of the questions that stockholders of Essendant may have regarding the Essendant special meeting of stockholders, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Essendant Special Meeting” beginning on page 51. These questions and answers are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. Essendant urges its stockholders to read this proxy statement/prospectus-information statement in its entirety prior to making any decision.

Q:	What are Essendant stockholders being asked to vote on at the special meeting?

A:	Essendant stockholders are being asked to approve the issuance of Essendant common stock in connection with the Merger (the “Share Issuance”). Essendant stockholder approval of the Share Issuance is required under the Nasdaq Marketplace Rules and is a condition to the completion of the Distribution and the Merger.

Essendant stockholders are also being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Share Issuance (the “meeting adjournment proposal”). The approval by Essendant stockholders of the meeting adjournment proposal is not a condition to the completion of the Distribution or the Merger.

Essendant stockholders are also being asked to approve by a non-binding, advisory vote certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger (the “advisory merger-related executive compensation proposal”). The approval by Essendant stockholders of the advisory merger-related executive compensation proposal is not a condition to the completion of the Distribution or the Merger.

Q:	When and where is the special meeting of Essendant stockholders?

A:	The Essendant special meeting of stockholders will be held at Essendant’s offices located at One Parkway North Boulevard, Deerfield, Illinois, on [●], 2018 at [●] p.m., Central time.

Q:	What is a Notice of Internet Availability of Proxy Materials?

A:	Under SEC rules, we are furnishing proxy materials to our stockholders on the Internet, rather than mailing printed copies to our stockholders. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet as well as vote your shares online. You may also vote by telephone or mail by requesting a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote. The Notice of Internet Availability of Proxy Materials contains instructions on how to request paper copies of the proxy materials. We expect to commence mailing the Notice of Internet Availability of Proxy Materials, and printed copies of the proxy materials, to our stockholders on or about [●], 2018.

Q:	Who can vote at the Essendant special meeting of stockholders?

A:	Only stockholders who own Essendant common stock at the close of business on [●], 2018 are entitled to vote at the special meeting. Each holder of Essendant common stock is entitled to one vote per share. There were [●] shares of Essendant common stock outstanding on the record date.

Q:	How does the Essendant Board recommend that Essendant stockholders vote?

A:	The Essendant Board has unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Share Issuance, are advisable and in the best interests of Essendant and its stockholders and has approved the Merger Agreement and the transactions contemplated thereby. The Essendant Board unanimously recommends that Essendant stockholders vote “FOR” the proposal to approve the Share Issuance, “FOR” the meeting adjournment proposal and “FOR” the advisory merger-related executive compensation proposal.

Q:	Why are Essendant stockholders being asked to approve, by a non-binding, advisory vote, certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger?

A:	Rule 14a-21(c) promulgated by the SEC under Section 14A of the Exchange Act requires Essendant to seek a non-binding, advisory vote with respect to certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger. For more information regarding such payments, see the section entitled “Interests of Certain Persons in the Merger.”

Q:	What vote is required to approve each proposal at the Essendant special meeting of stockholders?

A:	In accordance with Nasdaq Marketplace Rules, the Delaware General Corporation Law (the “DGCL”), and Essendant’s organizational documents, the approval of the Share Issuance requires the affirmative vote of a majority of the votes cast by the holders of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Share Issuance.

In accordance with the DGCL and Essendant’s organizational documents, the approval of the meeting adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of Essendant common stock present in person or represented by proxy at the special meeting. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the meeting adjournment proposal.

In accordance with the DGCL and Essendant’s organizational documents, approval of the advisory merger-related executive compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the advisory merger-related executive compensation proposal must exceed the number of shares voted “AGAINST” the advisory merger-related executive compensation proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

Q:	What is a quorum?

A:	In order for business to be conducted at the Essendant special meeting of stockholders, the DGCL and Essendant’s amended and restated bylaws (“Essendant’s bylaws”) require that a quorum must be present. The holders of a majority of the issued and outstanding common stock of Essendant present either in person or by proxy at the special meeting will constitute a quorum. Under Delaware law and Essendant’s bylaws, we count instructions to withhold voting authority, any abstentions and broker non-votes as present at meetings of stockholders for the purpose of determining the presence of a quorum.

If a quorum is not present, the special meeting may be adjourned until a quorum is obtained by the chairman of the meeting or the stockholders.

Q:	What should Essendant stockholders do now in order to vote on the proposals being considered at the Essendant special meeting?

A:	Essendant stockholders may submit a proxy by mail, telephone or internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card using any of the following methods:

•	Online: Go to the website http://www.proxyvote.com and follow the instructions on the Notice of Internet Availability of Proxy Materials to view the proxy materials online and vote your shares through the Internet.

•	By Telephone:

•	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by telephone.

•	Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

•	By Mail:

•	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by mail.

•	Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number shown on the Notice of Internet Availability of Proxy Materials or proxy card before your proxy and voting instructions will be accepted. Once you have indicated how you want to vote in accordance with those instructions, you will receive confirmation that your proxy has been submitted successfully by telephone or through the Internet.

If you hold your shares of Essendant common stock in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners.

Q:	How do proxies work?

A:	Giving your proxy means that you authorize the persons named as proxies to vote your shares at the special meeting in the manner you direct. If you hold any shares in the Company’s Employee Stock Purchase Plan (“ESPP”), your proxy (whether given by mailing the proxy card or voting by telephone or through the Internet) will also serve as voting instructions to Computershare Trust Company, as nominee holder under the ESPP, with respect to the shares allocated to your account in the ESPP.

If you sign and return a proxy card, or use telephone or Internet voting, but do not specify how you want to vote your shares, the proxies will vote your shares “FOR” the proposal to approve the Share Issuance, “FOR” the meeting adjournment proposal and “FOR” the advisory merger-related executive compensation proposal. If you specify how you want to vote your shares on one matter but not the other, the proxies will vote your shares as directed on the matter that you specify and as indicated above on the other matter described in this proxy statement. However, if you hold shares in the ESPP, Computershare Trust Company, as nominee holder under the ESPP, will not vote shares allocated to your ESPP account unless you indicate your voting instructions. The proxies will also vote your shares in their discretion on any other business that may properly come before the meeting.

Q:	If an Essendant stockholder is not going to attend the special meeting, should the stockholder return his, her or its Notice of Internet Availability of Proxy Materials or proxy card or otherwise vote his, her or its shares?

A:	Yes. Submitting a proxy by mail, telephone or internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card ensures that the stockholder’s shares will be represented and voted at the special meeting, even if the stockholder is unable to or does not attend.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT.

Q:	If an Essendant stockholder’s shares are held in “street name” by his, her or its broker, will the broker vote the shares for the stockholder?

A:	If you hold Essendant common stock in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners. If an Essendant stockholder has not received such voting instructions or requires further information regarding such voting instructions, the Essendant stockholder should contact his, her or its bank, broker or other nominee. Brokers, banks or other nominees who hold shares of Essendant common stock for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. All proposals for the Essendant special meeting are non-routine and non-discretionary. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal, and the broker, bank or other nominee does not have discretionary voting power on such proposal. If an Essendant stockholder’s broker, bank or other nominee holds the Essendant stockholder’s shares of Essendant common stock in “street name,” the Essendant stockholder’s bank, broker or other nominee will vote the Essendant stockholder’s shares only if the Essendant stockholder provides instructions on how to vote by filling out the voter instruction form sent to him or her by his, her or its bank, broker or other nominee with this proxy statement/prospectus-information statement.

Q:	Can Essendant stockholders change their vote?

A:	Yes. If you are the record holder of Essendant common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	requesting and submitting a new proxy card that is properly signed with a later date;

•	voting again at a later date by telephone or through the Internet—your latest voting instructions received before the deadline for telephone or Internet voting, 11:59 p.m. Eastern Time on [●], 2018, will be counted and your earlier instructions revoked;

•	sending a properly signed written notice of your revocation to the Secretary of Essendant at Essendant Inc., One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015-2559; or

•	voting in person at the special meeting. Attendance at the special meeting will not itself revoke an earlier submitted proxy.

A proxy card with a later date or written notice of revocation shall not constitute a revocation of a previously submitted proxy unless it is received by the Secretary of Essendant before the previously submitted proxy is exercised at the special meeting.

Q:	What will happen if an Essendant stockholder abstains from voting, fails to vote or does not direct how to vote on their proxy?

A:	If an Essendant stockholder abstains from voting, it will have no effect on the vote for the Share Issuance, meeting adjournment or advisory merger-related executive compensation proposals.

If an Essendant stockholder fails to vote (or fails to instruct his, her or its broker, bank or nominee to vote if his, her or its shares are held in “street name,” which will result in a broker non-vote), it will have no effect on the vote for the Share Issuance, meeting adjournment or advisory merger-related executive compensation proposals. The failure to vote (or failure to give instructions to vote) may have the effect of Essendant failing to have a quorum at the special meeting. See “Q: What vote is required to approve each proposal at the Essendant special meeting of stockholders?” and “Q: What is a quorum?”

Giving your proxy means that you authorize the persons named as proxies to vote your shares at the special meeting in the manner you direct. If you hold any shares in the ESPP, your proxy (whether given by mailing the proxy card or voting by telephone or through the Internet) will also serve as voting instructions to Computershare Trust Company, as nominee holder under the ESPP, with respect to the shares allocated to your account in the ESPP.

If you sign and return a proxy card, or use telephone or Internet voting, but do not specify how you want to vote your shares, the proxies will vote your shares “FOR” the proposal to approve the Share Issuance, “FOR” the meeting adjournment proposal and “FOR” the advisory merger-related executive compensation proposal. If you specify how you want to vote your shares on one matter but not the other, the proxies will vote your shares as directed on the matter that you specify and as indicated above on the other matter described in this proxy statement. However, if you hold shares in the ESPP, Computershare Trust Company, as nominee holder under the ESPP, will not vote shares allocated to your ESPP account unless you indicate your voting instructions. The proxies will also vote your shares in their discretion on any other business that may properly come before the meeting.

QUESTIONS AND ANSWERS FOR GPC SHAREHOLDERS

The following are some of the questions that the shareholders of GPC may have regarding the Transactions, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 56. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus-information statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus-information statement. GPC’s shareholders are urged to read this proxy statement/prospectus-information statement in its entirety. You should pay special attention to the “Risk Factors” beginning on page 39 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 50.

Q:	What will GPC shareholders be entitled to receive pursuant to the Distribution and the Merger?

A:	It is currently expected that approximately 40,191,482 shares of SpinCo common stock will be distributed to GPC shareholders in connection with the Distribution, and each share of SpinCo common stock will be converted into the right to receive one share of Essendant common stock pursuant to the Merger. As a result, it is currently estimated that, based on the number of shares of GPC common stock outstanding on [●], 2018, GPC shareholders will receive approximately [●] shares of Essendant common stock pursuant to the Merger for each share of GPC common stock that they hold on the record date for the Distribution. The actual number of shares of Essendant common stock that GPC shareholders will receive with respect to each share of GPC common stock will be determined based on the number of shares of GPC common stock outstanding on the record date. Therefore, the actual number of shares of Essendant common stock that GPC shareholders will be entitled to receive in the Merger may be higher or lower if the number of outstanding shares of GPC common stock changes for any reason.

Based on the closing price of Essendant common stock of $[●] on [●], 2018, as reported by Nasdaq, and the assumptions described above, the approximate value of the consideration GPC shareholders will receive in the Merger will equal $[●] million in the aggregate and $[●] per share of GPC common stock they own on the record date for the Distribution. However, any change in the market value of Essendant common stock at the effective time of the Merger or the number of shares of GPC common stock outstanding and entitled to receive SpinCo common stock in the Distribution will cause the estimated per share value GPC shareholders receive in the Merger to change. Also, those GPC shareholders who would otherwise receive a fractional share of Essendant common stock pursuant to the Merger may receive a different per share value with respect to fractional shares when those fractional shares are liquidated by the exchange agent. See “The Merger Agreement—Merger Consideration.”

Q:	Has GPC set a record date for the Distribution?

A:	No. GPC will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

Q:	What will happen to the shares of GPC common stock owned by GPC shareholders?

A:	Holders of GPC common stock will retain all of their shares of GPC common stock. The Distribution will not affect the number of outstanding shares of GPC common stock or any rights of GPC shareholders.

Q:	How will shares of Essendant common stock be distributed to GPC shareholders?

A:	Holders of GPC common stock on the record date for the Distribution will receive shares of Essendant common stock in book-entry form. Stockholders of record will receive additional information from the exchange agent shortly after the Distribution. Beneficial holders will receive information from their brokerage firms or other nominees.

Q:	Will GPC shareholders who sell their shares of GPC common stock shortly before the completion of the Distribution and the Merger still be entitled to receive shares of Essendant common stock with respect to the shares of GPC common stock that were sold?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in GPC common stock on the New York Stock Exchange (the “NYSE”) and Essendant common stock on Nasdaq on the closing date), there will be two markets in GPC common stock on the NYSE: a “regular way” market and an “ex-distribution” market.

If a GPC shareholder sells shares of GPC common stock in the “regular way” market under the ticker symbol “GPC” during this time period, that GPC shareholder will be selling both his shares of GPC common stock and the right (represented by a “due-bill”) to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Essendant common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. GPC shareholders should consult their brokers before selling their shares of GPC common stock in the “regular way” market during this time period to be sure they understand the effect of the NYSE’s “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by GPC or Essendant.

If a GPC shareholder sells shares of GPC common stock in the “ex-distribution” market during this time period, that GPC shareholder will be selling only his shares of GPC common stock, and will retain the right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Essendant common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “ex-distribution” trades of GPC common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the Merger, shares of GPC common stock will no longer trade in this “ex-distribution” market, and shares of GPC common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Essendant common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger.

Q:	May GPC shareholders sell the shares of Essendant common stock which they are entitled to receive in the Merger prior to receiving those shares of Essendant common stock?

A:	It is currently expected that beginning two business days before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in GPC common stock on the NYSE and Essendant common stock on Nasdaq on the closing date), there will be two markets in Essendant common stock on Nasdaq: a “regular way” market and a “when issued” market.

The “regular way” market will be the regular trading market for issued shares of Essendant common stock under the ticker symbol “ESND.”

The “when issued” market will be a market for the shares of Essendant common stock that will be issued to GPC shareholders at the closing of the Merger. If a GPC shareholder sells shares of Essendant common stock in the “when issued” market during this time period, that GPC shareholder will be selling his right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Essendant common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “when issued” trades of Essendant common stock will settle within three business days after the closing date of the Merger and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the Merger, shares of Essendant common stock will no longer trade in this “when issued” market.

Q:	Are GPC shareholders required to do anything?

A:	GPC shareholders are not required to take any action to approve the Separation, the Distribution or the Merger. GPC is not asking its stockholders for a proxy, and GPC shareholders are requested not to send a proxy to GPC. However, GPC shareholders should carefully read this proxy statement/prospectus-information statement, which contains important information about the Separation, the Distribution, the Merger, the SPR Business and Essendant. After the Merger, Essendant will mail to holders of GPC common stock who are entitled to receive shares of Essendant common stock pursuant to the Merger book-entry statements evidencing their ownership of Essendant common stock, cash payments in lieu of fractional shares (if any) and related tax information and other information regarding their receipt of shares of Essendant common stock.

GPC SHAREHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR SHARES OF GPC COMMON STOCK IN THE DISTRIBUTION OR THE MERGER AND THEY SHOULD NOT RETURN THEIR GPC STOCK CERTIFICATES. THE TRANSACTIONS WILL NOT RESULT IN ANY CHANGE IN GPC SHAREHOLDERS’ OWNERSHIP OF GPC COMMON STOCK FOLLOWING THE MERGER.

SUMMARY

This summary, together with the sections titled “Questions and Answers About the Transactions,” “Questions and Answers for Essendant Stockholders” and “Questions and Answers for GPC Shareholders” immediately preceding this summary, provide a summary of the material terms of the Separation, the Distribution and the Merger. These sections highlight selected information contained in this proxy statement/prospectus-information statement and may not include all the information that is important to you. To better understand the proposed Separation, Distribution and Merger, and the risks related to the Transactions, and for a more complete description of the legal terms of the Separation, the Distribution and the Merger, you should read this entire proxy statement/prospectus-information statement carefully, including the annexes, as well as those additional documents to which we refer you. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also “Where You Can Find Additional Information.”

The Companies (page 131)

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Telephone: (781) 638-9050

Essendant is a leading national distributor of workplace items including janitorial, foodservice and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel. The parent holding company, Essendant Inc. was incorporated in 1981 in Delaware. Essendant’s only direct wholly owned subsidiary and principal operating company is Essendant Co. (ECO), incorporated in 1922 in Illinois. Essendant has one reportable segment and operates principally within the United States, with additional operations in Canada, the United Arab Emirates and Hong Kong.

Elephant Merger Sub Corp.

c/o Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Telephone: (781) 638-9050

Merger Sub, a wholly owned subsidiary of Essendant, was organized in the State of Delaware on April 10, 2018 for the purposes of merging with and into SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Merger Sub and Essendant.”

Genuine Parts Company

2999 Wildwood Parkway

Atlanta, Georgia 30339

Telephone: (678) 934-5000

Genuine Parts Company, a Georgia corporation incorporated on May 7, 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial parts and materials and business products, each described in more detail below. In 2017, business was conducted from more than 3,100 locations throughout the United States, Canada, Mexico, Australia, New Zealand and Europe. In November 2017, the Company expanded its operations into France, the U.K., Germany and Poland. As of December 31, 2017, the Company employed approximately 48,000 persons. For more information on GPC, see “Information About GPC.”

Rhino SpinCo, Inc.

c/o Genuine Parts Company

2999 Wildwood Parkway

Atlanta, Georgia 30339

Telephone: (678) 934-5000

SpinCo, a Delaware Corporation, was formed on April 11, 2018 to own and operate GPC’s SPR Business. In connection with the Transactions, GPC will cause specified assets and liabilities used in the SPR Business to be conveyed to SpinCo and then distribute pro rata all of the shares of SpinCo common stock to GPC shareholders. Each share of SpinCo common stock will be converted into the right to receive one share of Essendant common stock pursuant to the Merger. For more information on the SPR Business, see “Information About the SPR Business.”

The Transactions (page 56)

On April 12, 2018, Essendant and GPC announced that they had entered into the Merger Agreement, pursuant to which Essendant will combine with GPC’s SPR Business through the Merger on the terms and conditions set forth therein. As a result of and immediately following the transactions contemplated by the Merger Agreement, GPC shareholders as of the record date of the Distribution are expected to own approximately 51% of Essendant common stock after the Merger, and current Essendant stockholders are expected to own approximately 49% of Essendant common stock after the Merger, in each case, on a fully diluted basis. GPC shareholders will retain the shares of GPC common stock that they held prior to the Merger.

In connection with the Transactions, GPC and SpinCo have entered into the Separation Agreement to effect the Separation and the Distribution and Essendant, GPC and SpinCo have entered or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. The Separation Agreement provides for the allocation between GPC, on the one hand, and SpinCo, on the other hand, of certain assets, liabilities and obligations related to the SPR Business and will govern the relationship between GPC and SpinCo after the Distribution and the Merger. In connection with the transactions contemplated by the Separation Agreement:

•	SpinCo and GPC will enter into a transition services agreement (the “Transition Services Agreement”) and a supply chain transition services agreement (the “Supply Chain Transition Services Agreement”), pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Distribution and the Merger; and

•	Essendant, SpinCo and GPC have entered into a tax matters agreement (the “Tax Matters Agreement”), providing for, among other things, the allocation between GPC, on the one hand, and SpinCo and Essendant, on the other hand, of certain tax obligations.

In addition, on the closing date of the Merger, SpinCo and, immediately upon or after the consummation of the Merger, Essendant, will enter into the Credit Agreement and related documentation evidencing (a) the SpinCo Term Loan Facility and (b) immediately upon or after the consummation of the Merger, the Essendant Credit Facilities. For more information on the Credit Agreement, see “Debt Financing.”

For a more complete discussion of the agreements related to the Transactions, see “The Merger Agreement,” “The Separation Agreement” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Overview (page 56)

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus-information statement. Essendant and GPC anticipate that the Separation, the Distribution and the Merger will occur in the following order:

Step 1: Pursuant to the Internal Reorganization (as currently contemplated), prior to the Distribution Date (as defined in the Separation Agreement), all of the SPR Entities will become direct or indirect subsidiaries of SpinCo, with certain of the SPR Entities and certain other assets being contributed by GPC to its subsidiary, SPR HoldCo, in exchange for common stock and preferred stock of SPR HoldCo. Pursuant to a pre-existing binding commitment entered into prior to this exchange, the SPR HoldCo Preferred Stock will be sold by GPC to a third party prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights.

Step 2: On or before the Distribution Date, SpinCo will enter into a definitive agreement or agreements providing for indebtedness in an aggregate principal amount of up to $400,000,000 in the form of borrowings under credit facilities, as more fully described in “Debt Financing”. Immediately thereafter, SpinCo will draw on such credit facilities in an amount sufficient for it and its subsidiaries to make certain payments in connection with the Internal Reorganization, as described further in the Separation Agreement (the “Internal Reorganization Cash Payments”), including the SpinCo Special Cash Payment, which will be subject to adjustment as described in “The Separation Agreement—Incurrence of Debt; SpinCo Special Cash Payment.”

Step 3: Prior to the Distribution Effective Time (as defined in the Separation Agreement), GPC shall contribute all of the common stock of SPR HoldCo to SpinCo and SpinCo shall issue and deliver to GPC a number of shares equal to the difference of (i) 40,191,482, minus (ii) the number of shares of SpinCo Common Stock held by GPC immediately prior to such issuance. Additionally, prior to the Distribution Effective Time, SpinCo will deliver to GPC the SpinCo Special Cash Payment.

Step 4: At the Distribution Effective Time, GPC shall distribute, without consideration, all of the then outstanding shares of capital stock of SpinCo to GPC’s shareholders by way of the Distribution.

Step 5: Immediately following the Distribution, Merger Sub will merge with and into SpinCo, with SpinCo being the surviving corporation of the Merger as a wholly owned subsidiary of Essendant. In the Merger, each share of SpinCo common stock held by GPC shareholders will be automatically converted into the right to receive one share of Essendant common stock as described in “The Merger Agreement—Merger Consideration.” Immediately after the consummation of the Merger, GPC shareholders are expected to collectively own approximately 51% of the shares of Essendant common stock on a fully diluted basis, and Essendant stockholders immediately prior to the Merger are expected to collectively own approximately 49% of the shares of Essendant common stock on a fully diluted basis.

Step 6: The exchange agent will distribute to GPC shareholders entitled to shares of SpinCo common stock in the Distribution shares of Essendant common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Separation and the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure

Structure Following the Separation and the Distribution but Before the Merger

Structure Following the Merger

The Separation and the Distribution (page 59)

As part of the Separation and immediately prior to the Distribution, GPC and SpinCo will take steps to effect the Internal Reorganization, pursuant to which, among other things, all of the SPR Entities will become direct or indirect subsidiaries of SpinCo.

In addition, GPC has agreed to transfer any assets that are exclusively used in the SPR Business to an SPR Entity to the extent not held by an SPR Entity as of the date of the Distribution.

Pursuant to the Internal Reorganization (as currently contemplated), prior to the Distribution, GPC will form a new subsidiary and cause such subsidiary to issue the SPR HoldCo Preferred Stock. Pursuant to a pre-existing binding commitment entered into prior to this exchange, GPC will sell the SPR HoldCo Preferred Stock to a third party unaffiliated with either GPC or Essendant prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights.

In connection with the transfer of assets and subsidiaries under the Separation Agreement, on or prior to the date of the Distribution, SpinCo will issue and deliver to GPC additional shares of SpinCo common stock which, along with the 100 shares of SpinCo common stock then owned by GPC, will constitute all of the outstanding stock of SpinCo and will equal the number of shares of Essendant common stock to be issued to SpinCo stockholders in the Merger.

In the Distribution, GPC will distribute all of the outstanding shares of SpinCo common stock to the GPC shareholders by way of a pro rata dividend. GPC will effect the Distribution by delivering the shares of SpinCo common stock to the exchange agent. The exchange agent will hold such shares for the benefit of GPC shareholders that are entitled to shares of SpinCo common stock pending the effective time of the Merger and the automatic conversion of such shares of SpinCo common stock into the right to receive shares of Essendant common stock. After the Distribution, GPC will not own any shares of SpinCo common stock.

Conditions to the Separation and the Distribution (page 123)

The obligation of GPC to complete the Distribution is subject to the satisfaction or waiver by GPC (subject to the limitation that any waiver shall also be subject to the prior written consent of Essendant) of the following conditions:

•	execution and delivery of the Separation Agreement, the Merger Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Supply Chain Transition Services Agreement, the leases of specific premises to be leased to the SpinCo Companies by GPC as outlined in the Separation Agreement, and any other written agreement signed by GPC and SpinCo that is expressly identified as a “Transaction Document,” and any exhibits or attachments to any of the foregoing (the “Transaction Documents”) to the extent not already executed by each party thereto; and

•	each of the conditions to the obligations of the parties to the Merger Agreement to consummate the Merger and complete the other transactions contemplated by the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied contemporaneously with or immediately following the Distribution).

The Merger; Merger Consideration (page 59)

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into SpinCo whereby the separate corporate existence of Merger Sub will cease and SpinCo will survive the Merger as a wholly owned subsidiary of Essendant. After the Merger, Essendant will continue its existence as a separately traded public company, owning the combined businesses of Essendant and SpinCo. In accordance with the DGCL, SpinCo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation and bylaws of SpinCo in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of SpinCo following completion of the Merger.

In the Merger, each share of SpinCo common stock will be automatically converted into the right to receive one share of Essendant common stock, as described below under “—Calculation of Merger Consideration.” After giving effect to the issuance of SpinCo shares to GPC under the Separation Agreement and the distribution of SpinCo shares to the shareholders of GPC in the Distribution, it is expected that shareholders of GPC following the Distribution will collectively hold approximately 51% of the shares of Essendant common stock on a fully diluted basis immediately following the Merger. Following the Merger, an exchange agent will distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution book-entry authorizations representing the number of whole shares of Essendant common stock that such shareholder is entitled to receive in the Merger. The exchange agent will also distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution cash in lieu of fractional shares of Essendant common stock, if any. GPC shareholders entitled to shares of SpinCo common stock in the Distribution will not be required to pay for the shares of Essendant common stock that they will receive in the Merger, and they will also retain all of their shares of GPC common stock that they held prior to the Merger.

No fractional shares of Essendant common stock will be issued pursuant to the Merger. All fractional shares of Essendant common stock that a GPC shareholder entitled to shares of SpinCo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by an exchange agent, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to the GPC shareholders entitled to shares of SpinCo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of Essendant common stock pursuant to the Merger.

Conditions to the Merger (page 116)

As more fully described in this proxy statement/prospectus-information statement and in the Merger Agreement, each of Essendant’s, Merger Sub’s, GPC’s and SpinCo’s obligations to effect the Merger are subject to the satisfaction, or to the extent permitted by law, waiver, of the following conditions (the “Joint Conditions to the Merger”):

•	the consummation of the Internal Reorganization in all material respects in accordance with the Separation Agreement;

•	the effectiveness of the registration statement of Essendant and the registration statement of SpinCo and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval for listing on Nasdaq of the shares of Essendant common stock to be issued in the Merger;

•	the approval by Essendant stockholders of the Share Issuance;

•	the expiration or termination of any applicable waiting period under the HSR Act; and

•	the absence of any law or orders of any governmental authorities of a competent jurisdiction that enjoins or makes illegal the consummation of the Internal Reorganization, the Distribution or the Merger.

Essendant’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, written waiver of the following additional conditions:

•	the truth and correctness of GPC’s representations and warranties with respect to capital structure, except for de minimis inaccuracies;

•	the truth and correctness in all material respects of GPC’s representations and warranties with respect to corporate existence and power, corporate authorization, ownership of equity interests in SpinCo’s subsidiaries, absence of certain conflicts, required board and stockholder approvals and broker fees as of the closing date of the Merger;

•	the truth and correctness of GPC’s other representations and warranties as of the closing date of the Merger, except where a failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SpinCo;

•	the compliance in all material respects by GPC and SpinCo of all covenants and agreements required to be complied with by them on or prior to the effective time of the Merger under the Merger Agreement, the Separation Agreement and each other Transaction Document executed contemporaneously with the Merger Agreement; and

•	the receipt by Essendant of a certificate, dated as of the closing date of the Merger, of an authorized representative of GPC certifying the satisfaction by, as applicable, GPC and SpinCo of the conditions described in the preceding four bullet points.

We refer to the first four conditions listed above as the “Additional Conditions to the Merger for Essendant’s Benefit.”

GPC’s and SpinCo’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver of the following additional conditions:

•	the truth and correctness of Essendant’s and Merger Sub’s representations and warranties with respect to capital structure, except for de minimis inaccuracies;

•	the truth and correctness in all material respects of Essendant’s and Merger Sub’s representations and warranties with respect to corporate existence and power, corporate authorization, absence of certain conflicts, required board and stockholder approvals and broker fees as of the closing date of the Merger;

•	the truth and correctness of Essendant’s and Merger Sub’s other representations and warranties as of the closing date of the Merger, except where a failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Essendant;

•	the compliance in all material respects by Essendant and Merger Sub of all covenants and agreements required to be complied with by them on or prior to the effective time of the Merger under the Merger Agreement, the Separation Agreement and each other Transaction Document executed contemporaneously with the Merger Agreement; and

•	the receipt by GPC of a certificate, dated as of the closing date of the Merger, of an authorized representative of Essendant certifying the satisfaction by Essendant and Merger Sub of the conditions described in the preceding four bullet points.

We refer to the first four conditions listed above as the “Additional Conditions to the Merger for GPC’s Benefit.”

To the extent permitted by applicable law, GPC and SpinCo, on the one hand, and Essendant and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions.

Voting by Essendant Directors and Executive Officers (page 54)

At the close of business on the record date for Essendant’s special meeting, Essendant directors and executive officers and their affiliates were entitled to vote approximately [●]% of the shares of Essendant common stock outstanding on the record date. Essendant currently expects that all Essendant directors and executive officers will vote their shares in favor of the Share Issuance, the meeting adjournment and the advisory merger-related executive compensation proposals.

No vote of GPC shareholders is required in connection with the Transactions, and the only vote required with respect to SpinCo is by GPC as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of SpinCo or GPC will have voting rights in connection with the Transactions with respect to their ownership of any GPC common stock or SpinCo common stock.

Opinion of Essendant’s Financial Advisor (page 74)

In connection with the proposed Merger, Essendant’s financial advisor, Citigroup Global Markets Inc. (“Citi”), delivered a written opinion, dated April 11, 2018, to the Essendant Board as to the fairness, from a financial point of view and as of the date of the opinion, to Essendant of the aggregate merger consideration provided for pursuant to the Merger Agreement. The full text of Citi’s written opinion, dated April 11, 2018, to the Essendant Board, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex A to this document and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Essendant Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to Essendant and did not address any other terms, aspects or implications of the Merger or related transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Essendant to effect or enter into the Merger or any related transactions, the relative merits of the Merger or any related transactions as compared to any alternative business strategies that might exist for Essendant or the effect of any other transaction which Essendant might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any related transaction or otherwise.

Debt Financing (page 126)

On April 12, 2018, simultaneously with their entry into the Merger Agreement, Essendant and SpinCo each entered into separate commitment letters with JPMorgan Chase Bank, N.A. and Citibank, N.A. (collectively, together with all additional commitment parties added to the commitment letters from time to time, the “Commitment Parties”) pursuant to which the Commitment Parties agreed to provide debt financing for the Transactions. Pursuant to, and subject to the terms and conditions of, such commitment letters, the Commitment Parties will provide (a) the SpinCo Term Loan Facility and (b) the Essendant Credit Facilities. See “Debt Financing” for further information.

Board of Directors and Management of Essendant After the Merger (page 82)

The Merger Agreement provides that the Essendant Board will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the Essendant Board to consist of twelve directors, comprised of:

•

four directors designated by Essendant (the “Essendant Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2), (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules and (iv) one shall be the Chairman of the Essendant Board;

•	four directors designated by GPC (the “GPC Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules; and

•	four directors mutually agreed between Essendant and GPC (the “Joint Board Designees”), of whom (i) four shall be Class III directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules.

The Essendant Board shall take all such action as may be necessary to ensure that at least one each of such Essendant Board Designee, GPC Board Designee and Joint Board Designee is appointed to serve on each committee of the Essendant Board, subject in all events to the requirements of the SEC, Nasdaq and all other Applicable Laws (as defined in the Merger Agreement). The Essendant Board Designees, GPC Board Designees and Joint Board Designees have not yet been determined by Essendant and/or GPC.

Essendant’s current President and Chief Executive Officer, Richard D. Phillips, and current Chief Financial Officer, Janet H. Zelenka, will continue in their roles following the completion of the Transactions. The current President and Chief Executive Officer of the SPR Business, Rick Toppin, will become Essendant’s Chief Operating Officer following the completion of the Transactions. Additional leadership roles identified prior to the consummation of the Transactions will be mutually agreed by Essendant and GPC.

Until the completion of the Transactions, Essendant and GPC shall consult from time to time regarding the roles and responsibilities of other members of Essendant’s management following completion of the Transactions, and such roles and responsibilities shall be mutually agreed between Essendant and GPC.

Interests of Certain Persons in the Merger (page 83)

Certain of Essendant’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Essendant’s stockholders generally. The members of the Essendant Board were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to Essendant’s stockholders that they vote to approve the Share Issuance. As of May 15, 2018, Essendant’s directors and executive officers beneficially owned approximately 2.67% of the outstanding shares of Essendant’s common stock.

The Human Resources Committee of the Essendant Board will continue to oversee Essendant’s executive compensation program and approve all executive compensation decisions after the Merger. Essendant’s Human Resources Committee is expected to review its executive compensation program with respect to the executive officers of Essendant after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

As with all GPC shareholders, if a director or executive officer of SpinCo owns shares of GPC common stock on the record date for the Distribution, such person will participate in the Distribution and the Merger on the same terms as other GPC shareholders. All of SpinCo’s outstanding common stock is currently owned directly by GPC.

Risk Factors (page 39)

Essendant stockholders and GPC shareholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this proxy statement/prospectus-information statement and the other documents to which they have been referred.

Regulatory Approvals (page 92)

Under the HSR Act and related rules, the Merger may not be completed until the parties have filed notification and report forms with the U.S. Federal Trade Commission (“FTC”) and observed a specified statutory waiting period. The parties made their respective filings with the FTC under the HSR Act on May 2, 2018. On June 1, 2018, the FTC extended the waiting period by requesting additional information or documentary material from the parties (a “Second Request”). The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after certification of substantial compliance by the parties with such request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. See “The Transactions—Regulatory Approvals.”

Termination (page 117)

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the consummation of the Merger by the written consent of GPC, Essendant, SpinCo and Merger Sub. Also, subject to specified qualifications and exceptions, either GPC or Essendant may terminate the Merger Agreement and abandon the Transactions at any time prior to the consummation of the Merger if:

•	the Merger has not been consummated by 11:59 p.m. New York City time on April 12, 2019 (such date and time, the “Termination Date”), except that if on such date all conditions to the closing of the Merger, other than the expiration or termination of any applicable waiting period under the HSR Act or the absence of any law or orders of any governmental authorities of a competent jurisdiction that enjoins or makes illegal the consummation of the Internal Reorganization, the Distribution or the Merger, have been satisfied or waived, then either Essendant or GPC may, if such party has a reasonable good faith belief based on the advice of its antitrust counsel that such unsatisfied conditions are reasonably capable of being satisfied by July 12, 2019, extend the Termination Date to 11:59 p.m. New York City time on July 12, 2019;

•	any governmental authority in a competent jurisdiction has issued a final and non-appealable order that permanently enjoins the consummation of the Merger; or

•	Essendant stockholders fail to approve the Share Issuance at the meeting of Essendant stockholders (including any adjournment, continuation or postponement thereof).

In addition, subject to specified qualifications and exceptions, GPC may terminate the Merger Agreement and abandon the Transactions if:

•	Essendant has breached any representation, warranty, covenant or agreement in the Merger Agreement (including an obligation to consummate the Merger) that would, if occurring or continuing on the closing date of the Merger, cause the Joint Conditions to the Merger or Additional Conditions to the Merger for GPC’s Benefit not to be satisfied, and the breach is not cured, or cannot be cured, upon the earlier of (i) 30 days following GPC’s written notice to Essendant of such breach and GPC’s intent to terminate the Merger Agreement, (ii) with respect to a breach of an obligation to consummate the Merger, five business days following GPC’s written notice to Essendant of such breach and GPC’s intent to terminate the Merger Agreement, or (iii) the Termination Date (a termination pursuant to this provision, a “Termination for Essendant’s Material Breach”);

•	Essendant has failed to include the recommendation that Essendant stockholders vote in favor of the Share Issuance (the “Essendant Recommendation”) in the Essendant proxy statement;

•	the Essendant Board or any committee thereof withdraws, qualifies, modifies, amends or fails to make, or publicly proposes to withdraw, qualify, modify or amend, the Essendant Recommendation, or makes any public statement or takes any action inconsistent with the Essendant Recommendation, or approves, adopts, or recommends the approval or adoption of, or publicly proposes to approve or adopt, a Competing Essendant Transaction (as defined below) (each action constituting a “Change in Recommendation”) has occurred; or

•	Essendant has materially breached its obligations under the Merger Agreement relating to the meeting of Essendant stockholders or the non-solicitation of alternative transactions.

The Merger Agreement provides that the term “Competing Essendant Transaction” means any transaction or series of related transactions (other than the Merger) that constitutes:

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Essendant or any of its subsidiaries, the assets of which represent over 20 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole;

•	any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that represent over 20 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole;

•	any sale, exchange, transfer or other disposition of more than 20 percent of any class of equity securities, or securities convertible into or exchangeable for equity securities, of Essendant;

•	any tender offer or exchange offer that, if consummated, would result in any person or entity becoming the beneficial owner of more than 20 percent of any class of equity securities of Essendant;

•	any other transaction the consummation of which would reasonably be likely to materially impede, interfere with, prevent or delay the Merger; or

•	any combination of the foregoing.

In addition, subject to specified qualifications and exceptions, Essendant may terminate the Merger Agreement if:

•	GPC or SpinCo has breached any representation, warranty, covenant or agreement in the Merger Agreement or the Separation Agreement (including an obligation to consummate the Merger) that would, if occurring or continuing on the closing date of the Merger, cause the Joint Conditions to the Merger or Additional Conditions to the Merger for Essendant’s Benefit not to be satisfied, and the breach is not cured, or cannot be cured, upon the earlier of (i) 30 days following Essendant’s written notice to GPC and SpinCo of such breach and Essendant’s intent to terminate the Merger Agreement, (ii) with respect to a breach of an obligation to consummate the Merger, five business days following Essendant’s written notice to GPC and SpinCo of such breach and Essendant’s intent to terminate the Merger Agreement, or (iii) the Termination Date; or

•	prior to approval of the Share Issuance by Essendant’s stockholders, to enter into a definitive agreement with respect to a Superior Proposal (as defined below), to the extent permitted by, and subject to the conditions described below in “—Board Recommendation.”

The Merger Agreement provides that the term “Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Essendant Transaction (provided that such Competing

Essendant Transaction must involve more than 50 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole), on terms and conditions that the Essendant Board determines, in its good faith judgment, after consulting with a financial advisor of internationally recognized reputation and external legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal (including availability of financing, and any changes to the terms of the Merger Agreement proposed by GPC in response to such offer or proposal, or otherwise) to be (1) more favorable from a financial point of view to the stockholders of Essendant than the Merger, and (2) reasonably expected to be consummated.

If the Merger Agreement is validly terminated, the Merger Agreement will terminate without any liability on the part of any party or their respective representatives except as described below in “—Termination Fee and Expenses Payable in Certain Circumstances”; provided that nothing in the Merger Agreement will relieve any party from liability for fraud committed prior to such termination or for any willful breach prior to such termination of any of its covenants or agreements set forth in the Separation Agreement, the Merger Agreement or the Tax Matters Agreement and any exhibits or attachments to any of the foregoing; provided, further, that provisions of the Merger Agreement relating to confidentiality, the effect of termination of the Merger Agreement, fees and expenses and all of the general provisions of the Merger Agreement will survive any termination and remain in full force and effect.

Termination Fee and Expenses Payable in Certain Circumstances (page 118)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $12,000,000 is payable by or on behalf of Essendant to GPC. The circumstances under which this termination fee is payable include:

•	if GPC terminates the Merger Agreement due to (1) a Change in Recommendation, (2) Essendant’s failure to include the Essendant Recommendation in the Essendant proxy statement, or (3) Essendant’s failure to comply with its obligations under the Merger Agreement relating to the meeting of Essendant stockholders and the non-solicitation of alternative transactions; or

•	prior to or substantially concurrently with termination, if Essendant terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the non-solicitation provisions in the Merger Agreement.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, (1) prior to the termination of the Merger Agreement, a Competing Essendant Transaction is publicly announced or otherwise communicated to the Essendant Board or management and not withdrawn and (2) on or prior to the date that is 12 months after the date of termination, Essendant enters into a Competing Essendant Transaction or consummates a Competing Essendant Transaction (whether or not the applicable Competing Essendant Transaction is the same as the original Competing Essendant Transaction publicly announced or publicly known), provided that solely for purpose of this provision, references to “20 percent” in the definition of Competing Essendant Transaction will be deemed to refer to “50 percent,” then Essendant must pay GPC the Termination Fee, less any expenses previously reimbursed by Essendant:

•	if the Merger Agreement is terminated by GPC or Essendant because the transactions contemplated by the Merger Agreement have not been consummated prior to the Termination Date;

•	if the Merger Agreement is terminated by either GPC or Essendant after the failure to obtain approval from Essendant stockholders of the Share Issuance at the special meeting of Essendant’s stockholders; or

•	if the Merger Agreement is terminated by GPC because there is a Termination for Essendant’s Material Breach.

If the Merger Agreement is terminated because Essendant stockholders fail to approve the Share Issuance at the meeting of Essendant stockholders, Essendant will be required to reimburse GPC in cash for all out-of-pocket fees and expenses actually incurred or accrued by GPC and its affiliates in connection with the Transactions, up to a maximum of $3,000,000 in the aggregate. Payment of the expense reimbursements by Essendant does not affect GPC’s right to receive any applicable termination fee, but does reduce on a dollar-for-dollar basis any termination fee that becomes payable.

Except as described in “The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” and subject to certain exceptions, the Merger Agreement provides that all out-of-pocket expenses incurred in connection with the Merger Agreement and the Transactions are to be paid by the party incurring the expenses. Notwithstanding the foregoing, however, with respect to expenses relating to printing, filing and mailing the Essendant and SpinCo registration statements and the Essendant proxy statement, all SEC and other regulatory filing fees incurred in connection with the registration statements and the proxy statement, obtaining the prepaid directors’ and officers’ liability insurance policy or policies required by the Merger Agreement and the SpinCo Commitment Letter, the Essendant Commitment Letter (each as defined herein) and the related financings, if (1) the Transactions are consummated, then the such expenses shall be treated as an adjustment to the SpinCo Special Cash Payment as set forth in the Separation Agreement and as described below in “The Separation Agreement—Incurrence of Debt; SpinCo Special Cash Payment” or (2) the Transactions are not consummated and the Merger Agreement is terminated, then, promptly after such termination, GPC shall reimburse Essendant, or Essendant shall reimburse GPC, in either case as necessary to ensure that GPC and Essendant each bear one-half of such expenses.

If Essendant fails to pay the $12,000,000 termination fee described above when due, the amount of such payment will be increased to include the costs of all expenses incurred or accrued by GPC and SpinCo (including fees and expenses of counsel) in connection with the collection under and enforcement of the terms of the Merger Agreement, together with interest on the unpaid termination fee. Payment of the fees and expenses described in this section will not be in lieu of any damages incurred in the event of breach of the Merger Agreement.

No Dissenters’ or Appraisal Rights (page 94)

Essendant and SpinCo stockholders and GPC shareholders do not have appraisal rights under Delaware or Georgia law in connection with the Separation, the Distribution or the Merger. See “The Transactions—Rights of Appraisal.”

U.S. Federal Income Tax Consequences of the Distribution and the Merger (page 95)

The Distribution is expected to qualify as a distribution to GPC shareholders under Section 355(a) of the Code and the Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Distribution and the Merger so qualify, GPC shareholders will generally not recognize any gain or loss as a result of the Transactions for U.S. federal income tax purposes, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Essendant common stock pursuant to the Merger.

The tax consequences to a GPC shareholder of the Distribution and Merger will depend on such shareholder’s particular circumstances. GPC shareholders should read the discussion in the section of this document entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger” and consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and Merger. See “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Accounting Treatment of the Merger (page 93)

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Essendant in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered.

Essendant’s management has determined that Essendant represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, Essendant will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the SPR Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Summary Historical Combined Financial Data of the SPR Business

The following tables set forth summary historical combined financial data of the SPR Business. The historical combined financial statements of the SPR Business reflect the business as it was operated within GPC. The historical results of the SPR Business are not necessarily indicative of results that should be expected in the future, and the results for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year ending December 31, 2018. Because the SPR Business is wholly owned by GPC and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock, per share values for the SPR Business are not provided. This information is only a summary, and you should read it in conjunction with the combined financial statements of the SPR Business and related notes included elsewhere in this proxy statement/prospectus-information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SPR Business” and “Selected Historical Combined Financial Data of the SPR Business.”

	Three months ended March 31,		Year ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015	2014	2013
Net sales	$475,230	$498,726	$1,923,504	$1,900,562	$1,875,378	$1,751,278	$1,604,128
Cost of goods sold	356,256	370,883	1,444,929	1,415,472	1,404,320	1,311,496	1,199,968
Operating and non-operating expenses, net	105,740	104,404	421,789	402,656	363,071	331,015	307,431
Income before income taxes	13,234	23,439	56,786	82,434	107,987	108,767	96,729
Income taxes	2,719	8,129	19,343	29,830	41,088	40,847	36,416
Net income	$10,515	$15,310	$37,443	$52,604	$66,899	$67,920	$60,313
Total debt	371,010	370,806	371,161	370,770	372,590	374,900	287,708
Net parent investment	439,055	438,033	428,628	422,671	282,065	237,394	213,847
Total assets	$1,020,645	$1,060,362	$1,023,390	$1,063,441	$911,838	$881,462	$666,574

Summary Historical Consolidated Financial Data of Essendant

The following table sets forth summary historical consolidated financial data of Essendant. The summary consolidated statement of operations, balance sheet and statement of cash flows data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 have been derived from Essendant’s audited consolidated financial statements and related notes included in Essendant’s Current Report on Form 8-K filed on May 31, 2018, which is attached as Annex E and incorporated herein. The summary consolidated financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 has been derived from Essendant’s audited consolidated financial statements and related notes for such years, which have not been incorporated by reference with this proxy statement/prospectus-information statement. The summary consolidated financial statements for the three months ended March 31, 2018 and 2017 have been derived from the unaudited condensed consolidated financial statements of Essendant included in

Essendant’s most recent Quarterly Report on Form 10-Q, which is attached as Annex D and incorporated herein. The unaudited condensed consolidated financial statements of Essendant have been prepared on the same basis as the audited financial statements of Essendant, except for the January 1, 2018 adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606. In the opinion of Essendant management, the unaudited condensed consolidated interim financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. The historical results of Essendant are not necessarily indicative of results that should be expected in the future, and the results for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year ending December 31, 2018. This information is only a summary, and you should read it in conjunction with Essendant’s consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Essendant’s Current Report on Form 8-K filed on May 31, 2018 and most recent Quarterly Report on Form 10-Q, each of which is incorporated herein. See also “Where You Can Find Additional Information.”

	Three months ended March 31,		Year ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Statement of Operations Data:
Net sales	1,240,155	1,269,383	5,037,327	5,369,022	5,363,046	5,327,205	5,085,293
Cost of goods sold	1,118,979	1,083,715	4,331,273	4,609,161	4,526,551	4,524,676	4,297,952

Gross profit(1)	121,176	185,668	706,054	759,861	836,495	802,529	787,341
Operating expenses(2)
Warehousing, marketing and administrative expenses	165,544	172,298	661,386	626,117	671,972	593,141	575,984
Restructuring charges	14,061	—	—	—	—	—	—
Impairments of goodwill and intangible assets	—	198,828	285,166	—	129,338	9,034	1,183
Loss (gain) on disposition of business	—	—	—	—	1,461	(800)	—

Operating (loss) income	(58,429)	(185,458)	(240,498)	133,744	33,724	201,154	210,174
Interest expense	7,535	6,925	26,696	24,143	20,580	16,234	12,233
Interest income	(221)	(186)	(1,078)	(1,272)	(996)	(500)	(593)
Pension expense	908	724	2,894	16,218	3,941	2,532	2,974

Interest and other expense, net	8,222	7,463	28,512	39,089	23,525	18,266	14,614

(Loss) income before income taxes	(66,651)	(192,921)	(269,010)	94,655	10,199	182,888	195,560
Income tax (benefit) expense(3)	(15,211)	(4,328)	(2,029)	30,803	54,541	70,773	73,507

Net (loss) income	$(51,440)	$(188,593)	$(266,981)	$63,852	$(44,342)	$112,115	$122,053

Net (loss) income per share:
Net (loss) income per common share—basic	$(1.40)	$(5.15)	$(7.27)	$1.75	$(1.18)	$2.90	$3.08

Net (loss) income per common share—diluted	$(1.40)	$(5.15)	$(7.27)	$1.73	$(1.18)	$2.87	$3.03

Cash dividends declared per share	0.14	0.14	0.56	0.56	0.56	0.56	0.56
Balance Sheet Data:
Working capital	$759,915	$872,481	$793,128	$904,715	$956,588	$968,894	$829,917
Total assets	1,712,059	1,920,217	1,774,250	2,163,506	2,262,859	2,347,368	2,104,019
Total debt(4)	536,427	571,474	498,123	608,969	716,315	710,768	530,306
Total stockholders’ equity	441,351	590,611	494,914	781,106	723,734	843,667	820,146

	Three months ended March 31,		Year ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	$(21,425)	$53,025	$185,543	$130,942	$162,734	$77,133	$74,737
Net cash used in investing activities	(7,792)	(8,312)	(38,455)	(3,769)	(67,929)	(183,633)	(30,273)
Net cash provided by (used in) financing activities	31,560	(43,443)	(140,001)	(135,964)	(84,990)	105,968	(53,060)

(1)	Q1 2018—Includes $42.8 million charge related to product assortment refinements.

2015—Includes $4.9 million related to Industrial obsolescence reserve.

(2)	Q1 2018—Includes $14.1 million charge related to workforce reductions and facility consolidations and $4.2 million of transformational expenses, partially offset by a $0.1 million gain reflecting recovery of notes receivable in 2015.

Q1 2017—Includes $198.8 million of charges related to goodwill impairment, $6.0 million charge related to a litigation reserve and $3.0 million of transformational expenses.

2017—Includes $285.2 million of charges related to goodwill impairment, $19.7 million of transformational expenses, $9.0 million of charges related to litigation reserves, partially offset by a $0.3 million gain reflecting recovery of notes receivable reserved in 2015.

2016—Includes $20.5 million gain on sale of City of Industry facility, $4.0 million charge related to a litigation reserve, $1.2 million charge related to severance costs for operating leadership, $0.9 million reversal of 2015 restructuring expenses partially offset by 2016 facility charges.

2015—$115.8 million charge related to Industrial impairment of goodwill and intangible assets, $18.6 million charge related to workforce reductions and facility consolidations, a $17.0 million loss on sale and related costs of Essendant’s Mexican subsidiary, $12.0 million intangible asset impairment charge related to rebranding and accelerated amortization related to rebranding efforts, and $10.7 million impairment of seller notes receivable related to Essendant’s prior year sale of a software service provider.

2014—$8.2 million loss on disposition of a software service provider.

2013—$13.0 million charge for a workforce reduction and facility closures and a $1.2 million asset impairment charge.

(3)	Includes $2.6 million related to the one-time impact of the passage of the Tax Cuts and Jobs Act in 2017; $1.7 million related to tax effect of a dividend from a foreign subsidiary and a $0.4 million change in reserve related to uncertain tax positions taken in the prior year in 2016; and the tax effects for items noted above for each respective year.

(4)	Total debt includes current maturities where applicable.

Summary Unaudited Pro Forma Combined Financial Data of Essendant and the SPR Business

The following unaudited pro forma combined condensed consolidated financial statements of Essendant (the “pro forma financial statements”) include the unaudited pro forma combined condensed consolidated balance sheet (the “pro forma balance sheet”) as of March 31, 2018, and the unaudited pro forma combined condensed consolidated statement of operations for the three months ended March 31, 2018 (the “interim pro forma statement of operations”) and for the year ended December 31, 2017, after giving effect to the Merger and other Transactions.

The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 combines the historical condensed consolidated statements of operations of Essendant and the historical condensed consolidated statements of operations for the SPR Business, giving effect to the Merger and other Transactions as if they had been consummated on January 1,

2017. The unaudited pro forma combined condensed consolidated balance sheet combines the historical condensed consolidated balance sheet of Essendant as of March 31, 2018 and the historical condensed consolidated balance sheet of the SPR Business as of March 31, 2018, giving effect to the Merger and other Transactions as if they had been consummated on March 31, 2018.

The historical combined financial statements of the SPR Business have been “carved-out” from GPC’s consolidated financial statements and reflect assumptions and allocations made by GPC. SPR Business’s historical combined financial statements include assets and liabilities specifically attributable to the SPR Business, and certain assets and liabilities that are held by GPC that are specifically identifiable or otherwise attributable to the SPR Business. SPR Business’s historical combined financial statements include all revenues and costs directly attributable to the SPR Business and an allocation of corporate expenses from GPC. Such corporate expenses include, but are not limited to, centralized GPC support functions including executive management services, finance, legal and professional, information technology, human resources, sales and marketing, shared services, insurance, and general corporate expenses as well as stock-based compensation. These expenses are not based on actual costs for service provided and instead are allocated to the SPR Business based on an intercompany formula which is calculated using a blended percentage of the SPR Business’s portion of GPC’s total net sales, operating profit, and assets. In addition to the corporate allocations, the SPR Business receives direct billings or charges from GPC generally related to a specific service being provided to the SPR Business by GPC. The financial information in the SPR Business’s historical combined financial statements does not necessarily include all expenses that would have been incurred by the SPR Business had it been a separate, stand-alone entity. Actual costs that may have been incurred if the SPR Business had been a stand-alone company would depend on a number of factors, including the chosen organizational structure and functions outsourced or performed by employees. Consequently, the SPR Business’s historical combined financial statements do not necessarily reflect what the SPR Business’s financial condition and results of operations would have been had the SPR Business operated as a stand-alone company during the periods or as of the date presented.

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted in the unaudited combined condensed consolidated pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the Merger and other Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of operations of the combined business.

The pro forma financial statements were prepared using the acquisition method of accounting with Essendant considered the accounting acquirer of the SPR Business. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill.

The pro forma purchase price allocation was based on preliminary estimates of the fair values of the tangible and intangible assets and liabilities related to the SPR Business. Essendant has considered multiple factors in arriving at the estimated fair market values which were based on a preliminary and limited review of the assets and liabilities related to the SPR Business to be transferred and certain assumptions that management of Essendant believes are factually supportable as of the date of this document. Following the effective date of the Transactions, Essendant will complete the preliminary purchase price allocation after considering the SPR Business’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. A final determination of the fair value of the SPR Business’s assets acquired and liabilities assumed, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of the SPR Business that exist as of the closing date of the Merger and, therefore, cannot be made prior to the completion of the Merger. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. These potential changes to the purchase price allocation and related pro forma adjustments could be material.

The pro forma financial statements contain only adjustments that are factually supportable and directly attributable to the transactions and do not reflect the costs of any integration activities or benefits that may result from realization of the $75 million in annual run-rate net cost synergies, 90% of which are expected to be realized within two years post-closing, and more than $100 million in working capital improvements as a result of the Transactions. Essendant expects to incur significant, one-time costs, some of which will be capitalized, in connection with the Transactions. Essendant management expects to incur up to $50 million in cash costs and approximately $60 million in year one post-close non-cash costs. The financing fees and transaction-related costs that are expected to be incurred in 2018 will primarily be funded through new term loans and revolvers issued in connection with the Transactions and have been reflected as pro forma adjustments in the unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2018. The transition and integration-related costs will be incurred primarily during the first two years following the consummation of the Transactions, and will primarily be funded through cash generated from operations.

The adjustments included in the pro forma financial statements are based upon currently available information and assumptions that Essendant believes to be reasonable. These adjustments and related assumptions are described in the accompanying notes presented on the following pages.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined Essendant and SPR Business would have reported had the Merger and Transactions been completed as of the dates set forth in the pro forma financial statements and should not be taken as being indicative of Essendant’s future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare the pro forma financial statements and actual amounts.

The pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	Essendant’s audited historical consolidated financial statements and related notes as of and for the year ended December 31, 2017, as restated in Essendant’s Current Report on Form 8-K filed on May 31, 2018 which is incorporated herein and attached as Annex E;

•	Essendant’s unaudited historical condensed consolidated financial statements and related notes as of and for the three-month period ended March 31, 2018, as filed in Essendant’s most recent quarterly report on Form 10-Q filed on April 25, 2018 which is incorporated herein and attached as Annex D;

•	SPR Business’s audited historical combined financial statements and related notes as of and for the year ended December 31, 2017, which are included elsewhere in this document; and

•	SPR Business’s unaudited historical combined financial statements and related notes as of and for the three months ended March 31, 2018, which are included elsewhere in this document.

The deferred tax amounts reflected in the pro forma financial statements are based on the assumption that GPC is making IRC Section 338(h)(10) elections as part of its domestic internal reorganization resulting in asset step up/down adjustments to fair market value and no book/tax basis differences at the time of merger that would result in the establishment of deferred taxes.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

As Of March 31, 2018

(Dollars in thousands)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	30,967	1,478	(1,478)	(4a)	30,967
Accounts receivable, less allowance for doubtful accounts	641,637	301,160	19,733	(4b)	962,530
Inventories	704,313	364,202	4,174	(3), (4c)	1,072,689
Other current assets	69,523	121,594	(87,977)	(4d)	103,140

Total current assets	1,446,440	788,434	(65,548)		2,169,326
Property, plant, and equipment, net	129,291	29,945	9,743	(3), (4e)	168,979
Intangible assets, net	70,866	87,825	(2,794)	(3), (4f)	155,897
Goodwill	13,128	81,977	(66,331)	(3), (4g)	28,774
Other long-term assets	52,334	32,316	(738)	(4h)	83,912
Deferred income taxes	—	148	(148)	(4i)	—

Total assets	1,712,059	1,020,645	(125,816)		2,606,888

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	469,981	154,240	13,516	(4j)	637,737
Accrued liabilities	185,577	49,448	12,215	(4k)	247,240
Current maturities of long-term debt	6,077	6,010	(6,087)	(4l)	6,000

Total current liabilities	661,635	209,698	19,644		890,977
Deferred income taxes	1,172	—	—	—	1,172
Long-term debt	530,350	365,000	8,527	(4l)	903,877
Mandatorily redeemable preferred securities	—	—	5,000	(4m)	5,000
Other long-term liabilities	77,551	6,892	(2,865)	(4n)	81,578

Total liabilities	1,270,708	581,590	30,306		1,882,604

Shareholders’ equity:
Common stock, par value $0.10 per share	7,444	—	—		7,444
Additional paid in capital	414,055	—	323,254	(4o)	737,309
Treasury stock	(1,092,979)	—	—		(1,092,979)
Retained earnings	1,162,237	—	(40,321)	(4o)	1,121,916
Net parent investment	—	438,739	(438,739)	(4o)	—
Accumulated other comprehensive loss	(49,406)	316	(316)	(4o)	(49,406)

Total shareholders’ equity	441,351	439,055	(156,122)		724,284

Total liabilities and shareholders’ equity	1,712,059	1,020,645	(125,816)		2,606,888

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Unaudited Pro Forma Combined Condensed Consolidated Statement Of Operations

For the Three Months Ended March 31, 2018

(Dollars in thousands)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	1,240,155	475,230	175	(5a)	1,715,560
Cost of goods sold	1,118,979	356,256	42,034	(5b)	1,517,269

Gross profit	121,176	118,974	(41,859)		198,291
Operating expenses:
Warehousing, marketing and administrative expenses	165,544	101,673	(38,977)	(5c)	228,240
Restructuring charges	14,061	—	—		14,061
Impairment of goodwill	—	—	—		—

Operating (loss) income	(58,429)	17,301	(2,882)		(44,010)
Interest and other expense, net	8,222	4,067	(3,314)	(5d)	8,975

(Loss) income before income taxes	(66,651)	13,234	432		(52,985)
Income taxes (benefit) expense	(15,211)	2,719	114	(5e)	(12,378)

Net (loss) income	(51,440)	10,515	318		(40,607)

Average common shares outstanding	36,865		40,191	(5f)	77,056
Average diluted shares outstanding	36,865		40,191	(5f)	77,056
Earnings per common share	(1.40)				(0.53)
Earnings per common share—assuming dilution	(1.40)				(0.53)

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Unaudited Pro Forma Combined Condensed Consolidated Statement Of Operations

For the Year Ended December 31, 2017

(Dollars in thousands)	Essendant Inc. Historical*	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	5,037,327	1,923,504	1,852	(5a)	6,962,683
Cost of goods sold	4,331,273	1,444,929	166,158	(5b)	5,942,360

Gross profit	706,054	478,575	(164,306)		1,020,323
Operating expenses:
Warehousing, marketing and administrative expenses *	661,385	399,460	(144,822)	(5c)	916,023
Restructuring charges	—	—	—		—
Impairment of goodwill	285,166	—	—		285,166

Operating (loss) income	(240,497)	79,115	(19,484)		(180,866)
Interest and other expense, net *	28,513	22,329	(17,265)	(5d)	33,577

(Loss) income before income taxes	(269,010)	56,786	(2,219)		(214,443)
Income taxes (benefit) expense	(2,029)	19,343	(863)	(5e)	16,451

Net (loss) income	(266,981)	37,443	(1,356)		(230,894)

Average common shares outstanding	36,729		40,191	(5f)	76,920
Average diluted shares outstanding	36,729		40,191	(5f)	76,920
Earnings per common share	(7.27)				(3.00)
Earnings per common share—assuming dilution	(7.27)				(3.00)

*	Revised in the second quarter of 2018 for the impact of the adoption of a new pension accounting pronouncement (ASU 2017-07) to present the non-service components of periodic pension cost to “Interest and other expense, net” in the condensed consolidated statement of operations, while service cost remains in “Warehouse, marketing and administrative expense.” There is no net impact to (loss) income before income taxes as a result of the adoption.

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Summary Historical and Pro Forma Per Share Data

The summary below sets forth certain historical per share information for Essendant and unaudited pro forma per share information of the combined company as if the SPR Business and Essendant had been combined as of and for the periods presented. The historical per share data of Essendant as of and for the year ended December 31, 2017 has been derived from the audited consolidated financial statements of Essendant included in Essendant’s Current Report on Form 8-K filed on May 31, 2018, which is incorporated herein and attached as Annex E. The historical per share data of Essendant as of and for the three months ended March 31, 2018 has been derived from the unaudited condensed consolidated financial statements of Essendant included in Essendant’s most recent Quarterly Report on Form 10-Q, which is incorporated herein and attached as Annex D. The unaudited pro forma combined per share data as of and for the year ended December 31, 2017 and as of and for the three months ended March 31, 2018 has been derived from the unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus-information statement. See “Unaudited Pro Forma Combined Financial Information.” The pro forma amounts in the table below are presented for illustrative purposes only and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies that Essendant expects to result from the Merger.

(Per share)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical(2)	Pro Forma Combined
Earnings from continuing operations per basic share attributable to common shareholders(1)
Three Months ended March 31, 2018	$(1.40)	N/A	$(0.53)
Twelve Months ended December 31, 2017	$(7.27)	N/A	$(3.00)

Earnings from continuing operations per diluted share attributable to common shareholders(1)
Three Months ended March 31, 2018	$(1.40)	N/A	$(0.53)
Twelve Months ended December 31, 2017	$(7.27)	N/A	$(3.00)

Cash dividends per share
Three Months ended March 31, 2018	$0.14	N/A	N/A
Twelve Months ended December 31, 2017	$0.56	N/A	N/A

Book value per share(3)
March 31, 2018	$11.72	N/A	N/A
December 31, 2017	$13.15	N/A	N/A

(1)	This includes an adjustment to the weighted-average common shares outstanding for both basic and diluted earnings per share in order to reflect an estimated 40.1 million shares of Essendant common stock that will be issued as purchase consideration in the Merger. GPC shareholders will receive a fixed number of shares of Essendant common stock pursuant to the Merger rather than a number of shares with a particular fixed market value.
(2)	Earnings, dividends and book value from the SPR Business’s common stock has not been presented because the SPR Business is wholly owned by GPC, and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock.
(3)	Because the SPR Business is wholly owned by GPC and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock, book value values for the SPR Business and for pro forma combined are not provided.

Historical Market Price and Dividend Information of Essendant Common Stock

Essendant common stock currently trades on Nasdaq under the ticker symbol “ESND.” On April 11, 2018, the last trading day before the announcement of the Transactions, the closing price of Essendant common stock was $8.47 per share. On [●], 2018, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus-information statement, the closing price of Essendant common stock was $[●] per share. The following table sets forth the high and low prices per share of Essendant common stock on Nasdaq for the periods indicated. For current price information, Essendant and GPC shareholders are urged to consult publicly available sources.

	ESND Common Stock
	High	Low	Dividend
Year Ending December 31, 2018
First Quarter (through March 31, 2018)	$10.23	$7.44	$0.14
Year Ending December 31, 2017
Fourth Quarter	$13.68	$8.34	$0.14
Third Quarter	$14.77	$11.31	$0.14
Second Quarter	$17.85	$14.30	$0.14
First Quarter	$22.09	$14.05	$0.14
Year Ending December 31, 2016
Fourth Quarter	$21.67	$15.05	$0.14
Third Quarter	$32.49	$18.84	$0.14
Second Quarter	$34.56	$29.01	$0.14
First Quarter	$32.18	$25.60	$0.14

Since 2011, Essendant has paid quarterly dividends on its common stock every year. During the second quarter of 2018, Essendant paid a cash dividend of $0.14 per share of Essendant common stock on April 13, 2018, and on May 24, 2018, following a recommendation by the Finance Committee, the Essendant Board declared a cash dividend of $0.14 per share of Essendant common stock, payable to Essendant’s stockholders of record as of June 15, 2018. The dividend is to be paid on July 13, 2018.

The Finance Committee of the Essendant Board makes recommendations to the Essendant Board regarding the declaration and payment of dividends. The current Finance Committee has expressed its intention to continue recommendation of quarterly per share dividends not to exceed $0.14, as permitted by the Merger Agreement. Per the terms of the Merger Agreement, Essendant is currently restricted from declaring and paying any dividends, other than the regular quarterly cash dividend not in excess of $0.14 in respect to Essendant common stock, adjusted to reflect any stock split, reverse stock split, recapitalization or other like change. Following the closing of the Merger, the reconstituted Finance Committee will be responsible for recommending dividends and the reconstituted Essendant Board will be responsible for declaring dividends. Any determination as to the declaration of future dividends following the Merger is at the sole discretion of the Essendant Board.

Following the Merger, Essendant expects that the reconstituted Essendant Board will consider the declaration and payment of any additional future dividends based on a number of factors, including the results of Essendant’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Essendant Board deems relevant. In addition, Essendant’s existing and anticipated credit facilities may contain certain financial and operating covenants that may restrict Essendant’s ability to pay dividends in the future.

Market price data for the SPR Business’s common stock has not been presented because the SPR Business is wholly owned by GPC, and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock.

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated in this proxy statement/prospectus-information statement, including the factors discussed in Part I, Item 1A—Risk Factors, in Essendant’s Annual Report on Form 10-K for the year ended December 31, 2017 which is incorporated herein and attached as Annex B. The risks described below are the material risks, although not the only risks relating to the Separation, the Distribution, the Merger and Essendant after the Transactions. The risks described below are not the only risks that Essendant currently faces or will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect Essendant’s businesses, financial condition or results of operations or the price of Essendant common stock following the consummation of the Transactions.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on Essendant’s businesses, financial condition or results of operations after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Essendant may not realize the anticipated cost synergies and growth opportunities from the Transactions.

Essendant expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Essendant’s success in realizing these benefits, and the timing of their realization, depends on the successful integration of the business operations of the SPR Business with Essendant. Even if Essendant is able to integrate the SPR Business successfully, Essendant cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the companies. Realization of any benefits and synergies could be affected by the factors described in other risk factors and a number of factors beyond Essendant’s control, including, without limitation, general economic conditions, further consolidation in the industries in which Essendant operates, increased operating costs and regulatory developments.

The integration of the SPR Business with Essendant following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the SPR Business with Essendant. These difficulties include:

•	the integration of the SPR Business with Essendant’s current businesses while carrying on the ongoing operations of all businesses;

•	managing a significantly larger company than before the consummation of the Transactions;

•	coordinating geographically separate organizations;

•	integrating the business cultures of each of the SPR Business and Essendant, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	integrating the SPR Business, including its employees, customers, and suppliers, with Essendant; and

•	the potential difficulty in retaining key officers and personnel of Essendant and SpinCo.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the SPR Business or Essendant’s businesses. Members of Essendant’s or the SPR Business’s senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage Essendant or the SPR Business, serve the existing Essendant business or the SPR Business, or develop new services or strategies. If Essendant’s or the SPR Business’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of Essendant or the SPR Business could suffer.

Essendant’s successful or cost-effective integration of the SPR Business cannot be assured. The failure to do so could have a material adverse effect on Essendant’s businesses, financial condition or results of operations after the Transactions.

Essendant and GPC may fail to obtain the required regulatory approvals in connection with the Merger in a timely fashion, if at all, or regulators may impose burdensome conditions.

Essendant and GPC are subject to certain antitrust and competition laws, and the proposed Merger is subject to review and approval by regulators under those laws, including review and approval by the FTC. Although Essendant and GPC have agreed to use reasonable best efforts to obtain the requisite approvals, there can be no assurance that these regulatory approvals will be obtained. The parties made their respective filings with the FTC under the HSR Act on May 2, 2018. On June 1, 2018, the FTC extended the waiting period by issuing a Second Request. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after certification of substantial compliance by the parties with such request unless that period is extended voluntarily by the parties or terminated sooner by the FTC.

The parties’ requirement to substantially comply with the Second Request or receive certain federal regulatory approvals before the consummation of the Transactions could delay the completion of the Transactions. An extended delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. In addition, these governmental entities may attempt to condition their approval of the Transactions on the imposition of conditions, terms, obligations or restrictions that could have a material adverse effect on the Transactions themselves or Essendant’s businesses after the Transactions, including, but not limited to, Essendant’s operating results or the value of its common stock. If Essendant agrees to any material conditions, terms, obligations or restrictions in order to obtain any approvals required to complete the Transactions, the business, financial condition or results of operations of the combined company may be adversely affected.

Failure to complete the Transactions could adversely impact the market price of Essendant common stock as well as its business and operating results.

The consummation of the Transactions is subject to numerous conditions, including without limitation: (i) the Separation having taken place in accordance with the Separation Agreement; (ii) the U.S. Securities and Exchange Commission declaring effective Essendant’s registration statement registering Essendant common stock to be issued pursuant to the Merger Agreement; (iii) approval of the Share Issuance by the requisite vote of Essendant’s stockholders; and (iv) expiration of the applicable waiting period under the HSR Act. See “The Merger Agreement—Conditions to the Merger.” There is no assurance that these conditions will be met and that the Transactions will be consummated.

If the Transactions are not completed for any reason, the price of Essendant common stock may decline to the extent that the market price of Essendant common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized. In addition, Essendant and GPC have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the

Transactions. A substantial portion of these expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, Essendant may be required under certain circumstances to pay GPC a $12 million termination fee or may under other circumstances be required to reimburse GPC for up to $3 million for certain expenses in connection with the Transactions.

The announcement and pendency of the Merger could have an adverse effect on Essendant’s stock price or the business, financial condition, results of operations or business prospects of Essendant or the SPR Business.

The announcement and pendency of the Merger could disrupt Essendant’s businesses in negative ways. For example, customers and other third-party business partners of Essendant or the SPR Business may seek to terminate and/or renegotiate their relationships with Essendant or SPR Business as a result of the Merger, whether pursuant to the terms of their existing agreements with Essendant and/or SPR Business or otherwise. In addition, current and prospective employees of Essendant and the SPR Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Essendant’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of Essendant, or harm the financial condition, results of operations or business prospects of, Essendant or the SPR Business.

Essendant will incur significant costs related to the Transactions.

Essendant expects to incur significant one-time costs in connection with the Transactions in 2018, including financing-related fees, legal, accounting and other professional fees and transition and integration-related expenses. While Essendant expects to be able to fund these one-time costs using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact Essendant’s liquidity, cash flows and results of operations in the periods in which they are incurred.

Essendant will incur significant debt related to the Transactions.

Essendant expects to incur new indebtedness in connection with the Transactions, and the degree to which Essendant will be leveraged following completion of the Transactions may have a material adverse effect on Essendant’s businesses, financial condition or results of operations and cash flows. On April 12, 2018, (x) Essendant entered into a Commitment Letter with the Commitment Parties (together with any amendments, supplements and joinders thereto, the “Essendant Commitment Letter”) pursuant to which the Commitment Parties have agreed to provide credit facilities to Essendant, the proceeds of which will be used for general corporate purposes, to make any true-up payments required to be made by SpinCo pursuant to the Separation Agreement, to pay certain other fees and expenses and to refinance certain existing indebtedness of Essendant and (y) SpinCo entered into a Commitment Letter with the Commitment Parties (together with any amendments, supplements and joinders thereto the “SpinCo Commitment Letter”; the SpinCo Commitment Letter and the Essendant Commitment Letter are referred to herein collectively as the “Commitment Letters”), pursuant to which the Commitment Parties have agreed to provide a term loan credit facility to SpinCo, the proceeds of which will finance the Internal Reorganization Cash Payments and certain fees and expenses related to the Transactions. Essendant’s ability to make payments on and to refinance its indebtedness, including the debt incurred pursuant to the Transactions, as well as any future debt that Essendant may incur, will depend on, among other things, Essendant’s ability to generate cash in the future from operations, financings or asset sales. Essendant’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Essendant’s control. If Essendant is not able to repay or refinance its debt as it becomes due, Essendant may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of Essendant’s cash flow from operations to the payment of principal and interest on

Essendant’s indebtedness. In addition, Essendant’s ability to withstand competitive pressures and react to changes in Essendant’s industry could be impaired. The lenders who hold such debt also could accelerate amounts due in the event Essendant were to default, which could potentially trigger a default or acceleration of any of Essendant’s other debt. In addition, Essendant may increase its debt or raise additional capital following the Transactions, subject to restrictions in Essendant’s debt agreements and agreements entered into in connection with the Transactions. If Essendant’s cash flow from operations is less than it anticipates, or if Essendant’s cash requirements are more than it expects, Essendant may require more financing. However, debt or equity financing may not be available to Essendant on terms advantageous or acceptable to Essendant, if at all. If Essendant incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of Essendant’s common stock, particularly in the event of liquidation. The terms of the debt or preferred stock also may impose additional and more stringent restrictions on Essendant’s operations than it currently has. If Essendant raises funds through the issuance of additional equity, Essendant stockholders’ percentage ownership in Essendant would be diluted. If Essendant is unable to raise additional capital when needed, it could affect Essendant’s financial condition.

Essendant’s rights plan and certain anti-takeover provisions contained in Essendant’s certificate of incorporation, Essendant’s bylaws and under Delaware law could hinder a takeover attempt.

On May 17, 2018, the Essendant Board adopted a stockholder rights plan, as subsequently amended on May 29, 2018, between Essendant and Equiniti Trust Company, as rights agent (the “Rights Plan”). Pursuant to the Rights Plan, one preferred stock purchase right (a “Right”) was distributed as a dividend on each share of Essendant common stock held of record as of the close of business on May 27, 2018. Each Right entitles Essendant stockholders to purchase a unit representing one one-thousandth of a share of Series A Junior Participating Preferred Stock for $33.00, subject to adjustment.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership (including through derivatives) of 10% or more (or 15% or more for a person or group reporting beneficial ownership on Schedule 13G) of Essendant common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of Essendant common stock. The Rights expire on May 17, 2019, unless earlier redeemed, exchanged or terminated.

The Rights Plan could have the effect of delaying, deferring or preventing a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares, which offers may be attractive to stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

Essendant is subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with certain interested stockholders unless certain approvals are obtained. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Essendant, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of Essendant common stock. Additionally, Essendant’s certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of Essendant’s directors and officers and dividing its board of directors into three classes of directors serving three-year terms. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of Essendant.

The Transactions may discourage other companies from trying to acquire Essendant before or for a period of time following completion of the Transactions.

Certain provisions in the Merger Agreement prohibit Essendant from soliciting any acquisition proposal during the pendency of the Merger. If the Merger Agreement is terminated under circumstances that obligate Essendant to pay GPC a termination fee, Essendant’s financial condition will be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative acquisition proposals, including acquisition proposals that might result in greater value to Essendant stockholders than the Transactions. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of certain aspects of the Transactions for U.S. federal income tax purposes, may discourage acquisition proposals for a period of time following the Transactions. Essendant expects to issue approximately 40,191,482 shares of its common stock in connection with the Merger. See “The Merger Agreement—Merger Consideration.” Consequently, Essendant will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, and an acquisition of Essendant may become more expensive. As a result, some companies who would otherwise consider acquiring Essendant may not seek to do so.

Depending upon the facts and circumstances, the Distribution, the Merger or both could be taxable to GPC shareholders, and SpinCo and Essendant may be obligated to indemnify GPC for certain taxes.

The U.S. federal income tax consequences of the Distribution and the Merger to GPC shareholders will depend upon whether the Distribution qualifies as a distribution to GPC shareholders under Section 355(a) of the Code and the Merger qualifies as a reorganization under Section 368(a) of the Code, in each case based on the applicable facts and circumstances existing on the date of the Distribution and the Merger. The Distribution and the Merger are expected to so qualify. Assuming the Distribution and the Merger so qualify, GPC shareholders will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Transactions, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Essendant common stock.

The obligation of the parties to consummate the Transactions is not conditioned upon the receipt of an opinion from tax counsel with respect to the tax treatment of the Distribution or Merger, nor have the parties applied for a ruling from the Internal Revenue Service (“IRS”). There can be no assurance that the IRS will not successfully assert that either or both of the Distribution and the Merger are taxable transactions for U.S. federal income tax purposes, and that a court will not sustain such assertion. If the Distribution and/or the Merger fail to qualify for the expected tax treatment for any reason, GPC shareholders could be subject to U.S. federal income tax as a result of the Distribution and/or the Merger. See “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Under the Tax Matters Agreement, SpinCo and Essendant may be obligated, in certain cases, to indemnify GPC against taxes and related losses that arise in connection with the Transactions as a result of SpinCo’s or Essendant’s actions, or failure to act that, in each case, affect the intended tax treatment of the Internal Reorganization, the Distribution or the Merger. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 129. Any such indemnification obligation could be substantial and have a material adverse effect on Essendant.

Under the Tax Matters Agreement, Essendant and SpinCo will be restricted from taking certain actions that could adversely affect the intended U.S. federal income tax treatment of the Transactions, and such restrictions could significantly impair Essendant’s and SpinCo’s ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement generally restricts Essendant and SpinCo from taking certain actions after the Transactions that could adversely affect the intended U.S. federal income tax treatment of the Transactions. Failure to adhere to these restrictions, including in certain circumstances that may be outside of Essendant’s control, could result in tax being imposed on GPC for which Essendant and SpinCo could bear responsibility and for which Essendant and SpinCo could be obligated to indemnify GPC. Because of these provisions in the Tax Matters Agreement, Essendant and SpinCo will be restricted from taking certain actions following the Merger. These restrictions could have a material adverse effect on Essendant’s liquidity and financial condition, and otherwise could impair Essendant’s and SpinCo’s ability to implement strategic initiatives.

Current Essendant stockholders’ percentage ownership interest in Essendant will be substantially diluted in the Merger.

The Essendant common stock outstanding on a fully diluted basis immediately prior to the Merger will represent, in the aggregate, approximately 49% of Essendant’s common stock outstanding on a fully diluted basis immediately following the Merger. Consequently, Essendant’s pre-Merger stockholders, as a group, will be substantially diluted in the Merger and have less ability to exercise influence over the management and policies of Essendant following the Merger than immediately prior to the Merger.

The calculation of the number of shares of Essendant common stock to be distributed in the Merger will not be adjusted if there is a change in the value of the SPR Business or Essendant before the Merger is completed.

The number of shares of Essendant common stock to be issued by Essendant in the Merger will not be adjusted if there is a change in the value of the SPR Business or its assets or the value of Essendant prior to the closing of the Transactions. GPC shareholders will receive a fixed number of shares of Essendant common stock pursuant to the Merger rather than a number of shares with a particular fixed market value. As a result, the actual value of the Essendant common stock to be received by GPC shareholders in the Merger will depend on the value of such shares at the time of closing of the Merger, and may be more or less than the current value of Essendant common stock.

The SPR Business may be negatively impacted or the anticipated synergies of the Transactions may not be realized if Essendant is unable to provide benefits and services, or access to equivalent financial strength and resources, to the SPR Business that historically have been provided by GPC.

The SPR Business has historically received benefits and services from GPC and has benefited from GPC’s financial strength and scale. After the Transactions, SpinCo will be a subsidiary of Essendant, and the SPR Business will no longer benefit from GPC’s services, financial strength or business relationships to the extent not otherwise addressed in the Transaction Documents. While GPC has agreed to provide certain transition services to SpinCo for a period of time following the consummation of the Transactions, it cannot be assured that Essendant will be able to adequately replace or provide resources formerly provided by GPC, or replace them at the same or lower cost. If Essendant is not able to replace the resources provided by GPC or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by GPC, Essendant’s results of operations may be negatively impacted and the anticipated synergies of the Transactions may not be realized.

The historical financial information of the SPR Business may not be representative of its results if it had been operated independently of GPC and may not be a reliable indicator of future results of the SPR Business.

The SPR Business is currently operated through various subsidiaries of GPC. Consequently, the financial information of the SPR Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of GPC and reflects assumptions and allocations made by GPC. The financial position, results of operations and cash flows of the SPR Business presented may be different from those that would have resulted if the SPR Business had been operated as a standalone company or by a company other than GPC. For example, in preparing the financial statements of the SPR Business, GPC made an allocation of GPC costs and expenses that are attributable to the SPR Business. However, these costs and expenses reflect the costs and expenses attributable to the SPR Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the SPR Business had it been operated independently, and may not reflect costs and expenses that would have been incurred had the SPR Business been operated as a part of Essendant. The historical financial information of the SPR Business may not be a reliable indicator of the SPR Business’s future results or the results that it will achieve as a part of Essendant.

The unaudited pro forma combined financial information of Essendant and the SPR Business is based in part on certain assumptions regarding the Transactions and may not be indicative of Essendant’s future operating performance.

The historical financial statements included or incorporated in this document consist of the separate financial statements of the SPR Business and Essendant. The unaudited pro forma combined financial information presented in this document is for illustrative purposes only and does not represent what Essendant’s actual results or financial condition would have been if the Merger and other Transactions had occurred on the dates indicated. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Transactions that Essendant believes are reasonable.

Essendant will account for the Merger as an acquisition of the SPR Business, with Essendant being the accounting acquirer. Following the effective date of the Merger, Essendant expects to complete the purchase price allocation for the acquisition of the SPR Business after determining the fair value of the SPR Business’s assets and liabilities. The final purchase price allocation may be different than the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this document, and this difference may be material.

The unaudited pro forma combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital expenditures that Essendant management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the unaudited pro forma combined financial information included in this document does not reflect what Essendant’s results of operations or operating condition would have been had Essendant and the SPR Business been a consolidated entity during all periods presented, or what Essendant’s results of operations and financial condition will be in the future.

Sales of Essendant common stock after the Transactions may negatively affect the market price of Essendant common stock.

The shares of Essendant common stock to be issued in the Merger to holders of SpinCo common stock (following the Distribution) will generally be eligible for immediate resale. The market price of Essendant common stock could decline as a result of sales of a large number of shares of Essendant common stock in the market after the consummation of the Transactions, or even the perception that these sales could occur.

Currently, GPC shareholders may include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because Essendant may not be included in these indices or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide or may be required to sell the Essendant common stock that they receive in the Merger. These sales, or the possibility that these sales may occur, may also make it more difficult for Essendant to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

Essendant and the SPR Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on the employees of Essendant and the SPR Business may have an adverse effect on Essendant and the SPR Business. This uncertainty may impair Essendant’s and the SPR Business’s ability to attract, retain and motivate personnel until the Transactions are completed. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with Essendant or the SPR Business after their combination. If employees of Essendant or the SPR Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become or remain employees of Essendant after the Transactions, Essendant’s ability to realize the anticipated benefits of the Transactions could be reduced.

Due to the Merger, the ability of the combined company to use net operating losses to offset future taxable income may be restricted and these net operating losses could expire or otherwise be unavailable.

As of December 31, 2017, Essendant had federal net operating loss carryforwards, or “NOLs”, of approximately $4.8 million and approximately $0.7 million of state NOLs. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. If the Merger is completed, Essendant’s existing NOLs may be subject to limitations and the combined company may not be able to fully use these NOLs to offset future taxable income. In addition, if the combined company undergoes any subsequent ownership change, its ability to utilize NOLs could be further limited.

The Merger Agreement contains provisions giving both Essendant and GPC the right to terminate the Merger Agreement in certain circumstances.

The Merger Agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the agreement if the Merger is not completed on or prior to April 12, 2019, and the right of Essendant to terminate the Merger Agreement, subject to certain conditions, to enter into a definitive agreement with respect to a Superior Proposal. If the Merger is not completed, the ongoing business of each of Essendant and GPC could be adversely affected.

Interest of certain persons in the Merger may be different.

Certain of Essendant’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Essendant’s stockholders generally. As of May 15, 2018, Essendant’s directors and executive officers beneficially owned approximately 2.67% of the outstanding shares of Essendant’s common stock.

The SPR Business and Essendant face substantial competition in the industries in which they do business.

The sale of business products is highly competitive and impacted by many factors, including product availability, customer service, changing customer preferences, and pricing pressures. Because the SPR Business and Essendant independently seek to offer competitive prices, if one of the many competitors in the space reduce their prices, this may affect their prices, which could result in a material decline in their revenues and earnings. Increased competition in the sale of office products, including disintermediation of wholesalers and increased availability among digital and e-commerce providers across the markets in which they do business, could cause a material adverse effect on their results of operations. Competition in this space is only increasing, and the SPR Business and Essendant anticipate no decline in competition in their respective business segments in the foreseeable future.

Furthermore, the office supply industry continues to experience consolidation. Consolidation among competitors of the SPR Business and Essendant could further enable competitors to more effectively compete for customers, including through enhanced financial positions, the ability to provide more competitive prices to customers, and increased efficiencies in their consolidated operations. If the SPR Business and Essendant are unable to continue to develop successful competitive strategies or if their competitors develop more effective strategies, they could lose customers and their sales and profits may decline.

The SPR Business and Essendant may not be able to successfully implement their business initiatives to grow their sales and earnings, which could adversely affect their business, financial condition, results of operations and cash flows.

The SPR Business and Essendant have implemented numerous initiatives to grow sales and earnings, including the introduction of new and expanded product lines, strategic acquisitions, sales to new markets and channels, cost reductions and enhanced customer marketing programs. If the SPR Business and Essendant are unable to implement these initiatives efficiently and effectively, or if these initiatives are unsuccessful, the SPR Business’s and Essendant’s business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of these initiatives also depends on factors specific to the industries in which the SPR Business and Essendant operate and numerous other factors that may be beyond their control. In addition to the other risk factors contained in this “Risk Factors,” adverse changes in the following factors could undermine their business initiatives and have a material adverse effect on their business, financial condition, results of operations and cash flows:

•	the competitive environment in their end markets may affect their prices or their competitive strategies;

•	their ability to anticipate changes in consumer preferences and to meet customers’ needs for their products in a timely manner;

•	their ability to successfully enter new markets, including by successfully identifying and acquiring suitable acquisition targets in these new markets;

•	their ability to effectively manage their costs;

•	their ability to continue to grow through acquisitions and successfully integrate acquired businesses in their existing operations;

•	their ability to identify and successfully implement appropriate technological, digital and e-commerce solutions;

•	the occurrence of unusually severe weather events, which can disrupt their operations (forcing temporary closure of distribution centers, prohibiting shipment of inventory and products) and negatively impact their results in the affected geographies; and

•	the economy in general.

The SPR Business and Essendant’s business will be adversely affected if demand for their products slows.

The SPR Business and Essendant’s business depends on customer demand for the products that they distribute. Demand for these products depends on many factors, including the following:

•	the increasing digitization of the workplace, as this negatively impacts the need for certain office products;

•	the level of unemployment, especially as it relates to white collar and service jobs, as high unemployment reduces the need for office products;

•	the level of office vacancy rates, as high vacancy rates reduce the need for office products;

•	consolidation of customers and consolidation of the industry; and

•	the economy in general, which in declining conditions may cause reduced demand for business products consumption.

Changes in legislation or government regulations or policies could have a significant impact on SPR Business’s and Essendant’s business, financial condition, results of operations and cash flows.

Certain political developments, including the results of the presidential election in the U.S. and concerns related to the future of the North American Free Trade Agreement, have resulted in increased economic uncertainty for multi-national companies. These developments may result in economic and trade policy actions that could impact economic conditions in many countries and change the landscape of international trade. Changes to existing international trade agreements, blocking of foreign trade or imposition of tariffs on foreign goods could result in decreases in revenues and/or increases in pricing, either of which could have an adverse impact on the SPR Business’s and Essendant’s business, results of operations, financial condition and cash flows in future periods. In addition, the Tax Cuts and Jobs Act (the “Act”) was signed into law on December 22, 2017. The Act, which reduces the U.S. corporate tax rate to 21 percent from 35 percent for taxable years beginning after December 31, 2017, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings. It resulted in the SPR Business writing down its deferred taxes in 2017 and recording a payable for the estimated transition tax on foreign sourced earnings. These amounts were provisional and could be adjusted in 2018 as calculations are finalized and the full effects of the Act are reflected on its business and financial results.

Uncertainty and/or deterioration in general macro-economic conditions, including unemployment, inflation or deflation, changes in tax policies, changes in energy costs, uncertain credit markets, or other economic conditions, could have a negative impact on the SPR Business and Essendant’s business, financial condition, results of operations and cash flows.

The SPR Business and Essendant’s business and operating results have been and may in the future be adversely affected by uncertain global economic conditions, including domestic outputs, employment rates, inflation or deflation, changes in tax policies, instability in credit markets, declining consumer and business confidence, fluctuating commodity prices, interest rates, volatile exchange rates, and other challenges that could affect the global economy. The SPR Business’s and Essendant’s customers may experience deterioration of their financial resources, which could result in existing or potential customers delaying or canceling plans to purchase their products. The SPR Business’s and Essendant’s vendors could experience similar conditions, which could impact their ability to fulfill their obligations to the SPR Business and Essendant. Future weakness in the global economy could adversely affect the SPR Business and Essendant’s business, results of operations, financial condition and cash flows in future periods.

The SPR Business and Essendant depend on their relationships with their vendors, and a disruption of their vendor relationships or a disruption in their vendors’ operations could harm their business.

As distributors of business products, their business depends on developing and maintaining close and productive relationships with their vendors. The SPR Business and Essendant depend on their vendors to sell them quality products at favorable prices. Many factors outside their control, including, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions, tax and legislative uncertainties or weather conditions, could adversely affect their vendors’ ability to deliver to the SPR Business and Essendant quality merchandise at favorable prices in a timely manner.

Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products the SPR Business or Essendant purchase from it. Vendor consolidation could also limit the number of suppliers from which the SPR Business and Essendant may purchase products and could materially affect the prices the SPR Business and Essendant pay for these products. In addition, the SPR Business and Essendant would suffer an adverse impact if their vendors limit or cancel the return privileges that currently protect them from inventory obsolescence. Finally, a number of vendors are increasingly choosing to supply their products directly to their customers.

The SPR Business and Essendant recognize the growing demand for business-to-business and business-to-customer digital and e-commerce options and solutions, and the SPR Business and Essendant could lose business if the SPR Business and Essendant fail to provide the digital and e-commerce options and solutions their customers wish to use.

The SPR Business’s and Essendant’s success in digital and e-commerce depends on their ability to accurately identify and provide services that enable their customers to compete effectively online and that their customers wish to use (including mobile) with rapidly changing technology in a highly competitive environment.

If the SPR Business or Essendant experiences a security breach, if their internal information systems fail to function properly or if the SPR Business and Essendant are unsuccessful in implementing, integrating or upgrading their information systems, their business operations could be materially affected.

The SPR Business and Essendant depend on information systems to process customer orders, manage inventory and accounts receivable collections, purchase products, manage accounts payable processes, ship products to customers on a timely basis, maintain cost effective operations, provide superior service to customers and accumulate financial results. Despite their implementation of security measures, their IT systems are vulnerable to damages from computer viruses, natural disasters, unauthorized physical or electronic access, power outages, computer system or network failures, cyber-attacks and other similar disruptions. Maintaining and operating these measures requires continuous investments, which SPR has made and will continue to make. A security breach could result in sensitive data being lost, manipulated or exposed to unauthorized persons or to the public.

A serious prolonged disruption of their information systems for any of the above reasons could materially impair fundamental business processes and increase expenses, decrease sales or otherwise reduce earnings. Furthermore, such a breach may harm their reputation and business prospects and subject the SPR Business and Essendant to legal claims if there is loss, disclosure or misappropriation of or access to their customers’ information. As threats related to cyber security breaches develop and grow, the SPR Business and Essendant may also find it necessary to make further investments to protect their data and infrastructure.

Because the SPR Business and Essendant are involved in litigation from time to time and are subject to numerous laws and governmental regulations, the SPR Business and Essendant could incur substantial judgments, fines, legal fees and other costs.

The SPR Business and Essendant are sometimes the subject of complaints or litigation from customers, employees or other third parties for various reasons. The damages sought against the SPR Business and Essendant in some of these litigation proceedings are substantial. Although the SPR Business and Essendant maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed their insurance coverage limits or if their insurance policies do not cover a claim, this could have a material adverse effect on their respective business, financial condition, results of operations and cash flows.

Additionally, the SPR Business and Essendant are subject to numerous federal, state and local laws and governmental regulations relating to taxes, environmental protection, product quality standards, building and zoning requirements, as well as employment law matters. If the SPR Business or Essendant fails to comply with existing or future laws or regulations, they may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, their capital expenses could increase due to remediation measures that may be required if they are found to be noncompliant with any existing or future laws or regulations.

The SPR Business and Essendant are dependent on key personnel and the loss of one or more of those key personnel could harm their business.

The SPR Business’s and Essendant’s future success significantly depends on the continued services and performance of their key management personnel. The SPR Business and Essendant believe their respective management team’s depth and breadth of experience in their industry is integral to executing their business plan. The SPR Business and Essendant also will need to continue to attract, motivate and retain other key personnel. The loss of services from members of their senior management team or other key employees, the inability to attract additional qualified personnel as needed or failure to plan for the succession of senior management and key personnel could have a material adverse effect on their business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus-information statement, including information incorporated in this proxy statement/prospectus-information statement, contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant and GPC in which GPC will separate its SPR Business and combine this business with Essendant. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to:

•	the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all;

•	the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the Merger Agreement;

•	negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance;

•	risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities;

•	the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected;

•	risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction;

•	risks associated with transaction related litigation;

•	disruption caused by the Merger with customers, suppliers or other business relationships;

•	the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and

•	the ability of the combined company to retain and hire key personnel.

There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see the matters discussed under the heading “Risk Factors” beginning on page 39 and the risks and uncertainties detailed in Essendant’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent filings with the SEC. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

THE ESSENDANT SPECIAL MEETING

General

This proxy statement/prospectus-information statement is being provided to Essendant stockholders as part of a solicitation of proxies by the Essendant Board for use at the Essendant special meeting of stockholders and any adjournments or postponements thereof. This proxy statement/prospectus-information statement provides Essendant stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Essendant special meeting.

Date, Time and Place

The Essendant special meeting of stockholders will be held at Essendant’s offices located at One Parkway North Boulevard, Deerfield, Illinois, on [●], 2018 at [●] p.m., Central time.

Matters for Consideration

At the special meeting, Essendant stockholders will be asked to vote on the following proposals:

•	a proposal to approve the Share Issuance;

•	a proposal to approve the meeting adjournment proposal; and

•	a proposal to approve the advisory merger-related executive compensation proposal.

Completion of the Merger is conditioned on approval by Essendant stockholders of the Share Issuance, but is not conditioned on the approval of the meeting adjournment proposal or the advisory merger-related executive compensation proposal. The Share Issuance becomes effective only if the Merger is completed.

THE ESSENDANT BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE SHARE ISSUANCE AND UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR THE SHARE ISSUANCE.

THE ESSENDANT BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR THE MEETING ADJOURNMENT PROPOSAL.

THE ESSENDANT BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR THE ADVISORY MERGER-RELATED EXECUTIVE COMPENSATION PROPOSAL.

Record Date; Voting Information

The record date for the special meeting is [●], 2018. Only holders of record of Essendant common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. As of the record date, approximately [●] shares of Essendant common stock were issued and outstanding and entitled to notice of, and to vote at, the special meeting, and there were approximately [●] holders of record of Essendant common stock. Each share of Essendant common stock shall entitle the holder to one vote on each of the proposals to be considered at the special meeting.

If you are a record holder of Essendant common stock on the record date, you may vote your shares of Essendant common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

Quorum

In order for business to be conducted at the Essendant special meeting of stockholders, the DGCL and Essendant’s bylaws require that a quorum must be present. The holders of a majority of the issued and outstanding common stock of Essendant present either in person or by proxy at the special meeting will constitute a quorum. Under Delaware law and Essendant’s bylaws, we count instructions to withhold voting authority, any abstentions and broker non-votes as present at meetings of stockholders for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the Share Issuance, Essendant expects to adjourn the Essendant special meeting to solicit additional proxies, subject to approval of the meeting adjournment proposal by the affirmative vote of a majority in voting power of the votes cast by the holders of all of the shares of Essendant common stock present or represented at the special meeting and voting affirmatively or negatively. At any subsequent reconvening of the Essendant special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Essendant special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Required Vote

Essendant stockholders of record on the record date for the Essendant special meeting may vote “FOR” or “AGAINST,” or may abstain from voting, on the proposal to approve each of the Share Issuance, meeting adjournment and advisory merger-related executive compensation proposals. Consummation of the Transactions requires only the approval of the Share Issuance.

In accordance with Nasdaq Marketplace Rules, the DGCL, and Essendant’s organizational documents, the approval by Essendant stockholders of the Share Issuance proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the Share Issuance proposal.

In accordance with the DGCL and Essendant’s organizational documents, the approval of the meeting adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting, whether or not a quorum is present. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for the meeting adjournment proposal.

In accordance with the DGCL and Essendant’s organizational documents, approval of the advisory merger-related executive compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the advisory merger-related executive compensation proposal must exceed the number of shares voted “AGAINST” the advisory merger-related executive compensation proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

No vote of GPC shareholders is required in connection with the Transactions, and the only vote required with respect to SpinCo is the vote of GPC as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of GPC or SpinCo will have voting rights in connection with the Transactions with respect to their ownership of any GPC common stock or SpinCo common stock.

Notice of Internet Availability of Proxy Materials

Under rules of the Securities and Exchange Commission, we are furnishing proxy materials to Essendant stockholders on the Internet, rather than mailing printed copies to Essendant stockholders. If you received a

Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet as well as vote your shares online. You may also vote by telephone or mail by requesting a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote. The Notice of Internet Availability of Proxy Materials contains instructions on how to request paper copies of the proxy materials. We expect to commence mailing the Notice of Internet Availability of Proxy Materials, and printed copies of the proxy materials, to Essendant stockholders on or about [●], 2018.

Voting by Proxy

If you were a record holder of Essendant common stock at the close of business on the record date of the special meeting, you may submit a proxy with your voting instructions by the applicable deadline shown on the Notice of Internet Availability of Proxy Materials or proxy card using any of the following methods:

•	Online: Go to the website http://www.proxyvote.com and follow the instructions on the Notice of Internet Availability of Proxy Materials to view the proxy materials online and vote your shares through the Internet.

•	By Telephone: You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by telephone. Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

•	By Mail: You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by mail. Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

Giving your proxy means that you authorize the persons named as proxies to vote your shares at the special meeting in the manner you direct. If you hold any shares in the ESPP, your proxy (whether given by mailing the proxy card or voting by telephone or through the Internet) will also serve as voting instructions to Computershare Trust Company, as nominee holder under the ESPP, with respect to the shares allocated to your account in the ESPP.

If you sign and return a proxy card, or use telephone or Internet voting, but do not specify how you want to vote your shares, the proxies will vote your shares “FOR” the proposal to approve the Share Issuance, “FOR” the meeting adjournment proposal and “FOR” the advisory merger-related executive compensation proposal. If you specify how you want to vote your shares on one matter but not the other, the proxies will vote your shares as directed on the matter that you specify and as indicated above on the other matter described in this proxy statement. However, if you hold shares in the ESPP, Computershare Trust Company, as nominee holder under the ESPP, will not vote shares allocated to your ESPP account unless you indicate your voting instructions. The proxies will also vote your shares in their discretion on any other business that may properly come before the meeting.

At the date hereof, the Essendant Board has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus-information statement or the related proxy card other than the matters set forth in the Notice of Special Meeting of Stockholders.

If you hold Essendant common stock in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners.

Your vote is important. Whether or not you plan to attend the special meeting, you are encouraged to submit your proxy as described in this proxy statement/prospectus-information statement. Proxies submitted through the specified internet website or by phone must be received by [11:59 p.m., Eastern Time], on [●].

Revocation of Proxies

If you are the record holder of Essendant common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	requesting and submitting a new proxy card that is properly signed with a later date;

•	voting again at a later date by telephone or through the Internet—your latest voting instructions received before the deadline for telephone or Internet voting, 11:59 p.m. Eastern Time on [●], 2018, will be counted and your earlier instructions revoked;

•	sending a properly signed written notice of your revocation to the Secretary of Essendant at Essendant Inc., One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015-2559; or

•	voting in person at the special meeting. Attendance at the special meeting will not itself revoke an earlier submitted proxy.

A proxy card with a later date or written notice of revocation shall not constitute a revocation of a previously submitted proxy unless it is received by the Secretary of Essendant before the previously submitted proxy is exercised at the special meeting.

A registered Essendant stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

If you hold your shares in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners.

Voting by Essendant Directors and Executive Officers

At the close of business on the record date of the special meeting, Essendant directors and executive officers were entitled to vote approximately [●]% of the shares of Essendant common stock outstanding on the record date. Essendant currently expects that its directors and executive officers and their affiliates will vote their shares in favor of all proposals.

Solicitation of Proxies

Essendant is soliciting proxies for the special meeting and will bear all expenses in connection with solicitation of proxies. Essendant has retained Innisfree M&A Incorporated, a third party proxy consultant, to solicit proxies in connection with the special meeting at a cost of approximately $20,000 plus expenses. In addition to the solicitation by mail, proxies may be solicited personally or by telephone, facsimile or electronic communication by Essendant directors, officers and other employees. Directors, officers and other employees of Essendant who participate in soliciting proxies will not receive any additional compensation from Essendant for doing so. Upon request, Essendant will reimburse brokers, banks, custodians and other nominee record holders for their out-of-pocket expenses in forwarding proxy materials to their principals who are the beneficial owners of Essendant common stock as of the record date.

Other Matters

As of the date of this proxy statement/prospectus-information statement, the Essendant Board knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus-information statement. If any other matters properly come before the special meeting of Essendant stockholders, or any adjournments or postponements of the special meeting, and are properly voted upon, the enclosed proxies will give the individuals that Essendant stockholders name as proxies therein discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Assistance

Essendant stockholders who need assistance in voting their shares or need a copy of this proxy statement/prospectus-information statement should contact:

Corrine Kassitas

Essendant Management Services LLC

One Parkway North Blvd.

Deerfield, IL 60015

Telephone: 847-627-2774

Email: ckassitas@essendant.com

Essendant stockholders should contact Essendant’s transfer agent at the address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Equiniti Trust Company

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Attention: Relationship Management

THE TRANSACTIONS

General

On April 12, 2018, GPC and Essendant announced that they had entered into an agreement pursuant to which Essendant will combine with GPC’s SPR Business. In connection with the Transactions, GPC will effect (1) the separation of the SPR Business into SpinCo from GPC’s other businesses, and (2) the distribution of all of the shares of SpinCo common stock to GPC’s shareholders entitled to shares of SpinCo common stock in the Distribution. Immediately thereafter, the Merger of Merger Sub with and into SpinCo will occur, with SpinCo becoming a wholly owned subsidiary of Essendant. Following the consummation of the Transactions, GPC shareholders are expected to own approximately 51% of Essendant common stock on a fully diluted basis, and current Essendant stockholders are expected to own approximately 49% of Essendant common stock on a fully diluted basis. GPC shareholders will retain the shares of GPC common stock that they held prior to the Merger.

In order to effect the Separation, the Distribution and the Merger, Essendant, GPC, SpinCo and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (1) all of the SPR Entities becoming direct or indirect subsidiaries of SpinCo, with certain of the SPR Entities and certain other assets being contributed by GPC to its subsidiary, SPR HoldCo, pursuant to the Internal Reorganization, in order to separate the SPR Business from GPC’s other businesses, (2) the distribution of all of the shares of SpinCo common stock to an exchange agent to be held collectively for the benefit of GPC shareholders of record on the record date for the Distribution who are entitled to a pro rata distribution of such shares in the Distribution, (3) the Merger of Merger Sub with and into SpinCo, with SpinCo being the surviving corporation of the Merger and a wholly owned subsidiary of Essendant and (4) the automatic conversion of shares of SpinCo common stock into the right to receive shares of Essendant common stock pursuant to the Merger, the distribution of book-entry authorizations for such shares of Essendant common stock to GPC shareholders entitled to shares of SpinCo common stock in the Distribution and the payment of cash in lieu of fractional shares (if any) of such Essendant common stock. In addition, Essendant, GPC, SpinCo and Merger Sub have also entered, or will enter, into various ancillary agreements in connection with the Transactions that will govern the relationship among Essendant, GPC, SpinCo and their respective affiliates after the Separation, the Distribution and the Merger.

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus-information statement. Essendant and GPC anticipate that the Separation, the Distribution and the Merger will occur in the following order:

Step 1: Pursuant to the Internal Reorganization (as currently contemplated), prior to the Distribution Date (as defined in the Separation Agreement), all of the SPR Entities will become direct or indirect subsidiaries of SpinCo, with certain of the SPR Entities and certain other assets being contributed by GPC to its subsidiary, SPR HoldCo, in exchange for common stock and preferred stock of SPR HoldCo. Pursuant to a pre-existing binding commitment entered into prior to this exchange, the SPR HoldCo Preferred Stock will subsequently be sold by GPC to a third party prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights.

Step 2: On or before the Distribution Date, SpinCo will enter into a definitive agreement or agreements providing for indebtedness in an aggregate principal amount of up to $400,000,000 in the form of borrowings under credit facilities, as more fully described in “Debt Financing”. Immediately thereafter, SpinCo will draw on such credit facilities in an amount sufficient for it and its subsidiaries to make the Internal Reorganization Cash Payments, including SpinCo Special Cash Payment, subject to adjustment as described in “The Separation Agreement—Incurrence of Debt; SpinCo Special Cash Payment.”

Step 3: Prior to the Distribution Effective Time (as defined in the Separation Agreement), GPC shall contribute all of the common stock of SPR HoldCo to SpinCo and SpinCo shall issue and deliver to GPC a number of shares equal to the difference of (i) 40,191,482, minus (ii) the number of shares of SpinCo Common Stock held by GPC immediately prior to such issuance. Additionally, prior to the Distribution Effective Time, SpinCo will deliver to GPC the SpinCo Special Cash Payment.

Step 4: At the Distribution Effective Time, GPC shall effect the Distribution.

Step 5: Immediately following the Distribution, Merger Sub will merge with and into SpinCo, with SpinCo being the surviving corporation of the Merger as a wholly owned subsidiary of Essendant. In the Merger, each share of SpinCo common stock held by GPC shareholders will be automatically converted into the right to receive one share of Essendant common stock as described in “The Merger Agreement—Merger Consideration.” Immediately after the consummation of the Merger, GPC shareholders are expected to collectively own approximately 51% of the shares of Essendant common stock on a fully diluted basis, and Essendant stockholders immediately prior to the Merger are expected to collectively own approximately 49% of the shares of Essendant common stock on a fully diluted basis.

Step 6: The exchange agent will distribute to GPC shareholders entitled to shares of SpinCo common stock in the Distribution shares of Essendant common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure

Structure Following the Separation and the Distribution but Before the Merger

Structure Following the Merger

The Separation and The Distribution

At or prior to the date of the Distribution, to the extent not completed prior to the date of the Separation Agreement, GPC and SpinCo will take steps to effect the Internal Reorganization, pursuant to which, among other things, all of the SPR Entities will become direct or indirect subsidiaries of SpinCo.

In addition, GPC has agreed to transfer any assets that are exclusively used in the SPR Business to an SPR Entity to the extent not held by an SPR Entity as of the date of the Distribution.

Pursuant to the Internal Reorganization (as currently contemplated), prior to the Distribution, GPC will form a new subsidiary and cause such subsidiary to issue the SPR HoldCo Preferred Stock. Pursuant to a pre-existing binding commitment entered into prior to this exchange, GPC will sell the SPR HoldCo Preferred Stock to a third party unaffiliated with either GPC or Essendant prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights.

In connection with the Internal Reorganization, on or prior to the date of the Distribution, SpinCo will issue and deliver to GPC additional shares of SpinCo common stock which, along with the 100 shares of SpinCo common stock then owned by GPC, will constitute all of the outstanding stock of SpinCo and will equal the number of shares of Essendant common stock to be issued to SpinCo stockholders in the Merger.

At the Distribution Effective Time, GPC will distribute all of the outstanding shares of SpinCo common stock to the GPC shareholders by way of a pro rata dividend. GPC will effect the Distribution by delivering the shares of SpinCo common stock to the exchange agent. The exchange agent will hold such shares for the benefit of GPC shareholders that are entitled to shares of SpinCo common stock pending the effective time of the Merger and the automatic conversion of such shares of SpinCo common stock into the right to receive shares of Essendant common stock. After the Distribution, GPC will not own any shares of SpinCo common stock.

As of the date of this proxy statement/prospectus-information statement, the GPC Board of Directors (the “GPC Board”) has not set a record date for the Distribution. GPC will publicly announce the record date for the Distribution when the record date has been determined, and prior to the completion of the Distribution and the Merger.

The specific terms of the Separation, including the specific subsidiaries, assets and liabilities to be transferred to SpinCo or a SpinCo designee and the procedures by which GPC and SpinCo will become separate companies are described in more detail in “The Separation Agreement” on page 121.

The Merger

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into SpinCo whereby the separate corporate existence of Merger Sub will cease and SpinCo will survive the Merger as a wholly owned subsidiary of Essendant. After the Merger, Essendant will continue its existence as a separately traded public company, owning the combined businesses of Essendant and SpinCo. In accordance with the DGCL, SpinCo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation and bylaws of SpinCo in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of SpinCo following completion of the Merger.

In the Merger, each share of SpinCo common stock will be automatically converted into the right to receive one share of Essendant common stock, as described below under “—Calculation of Merger Consideration.” Following the Merger, an exchange agent will distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution book-entry authorizations representing the number of whole shares of Essendant common stock that such shareholder is entitled to receive in the Merger. The exchange agent will also distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution cash in lieu of fractional shares of Essendant common stock, if any. GPC shareholders entitled to shares of SpinCo common stock in the Distribution will not be required to pay for the shares of Essendant common stock that they will receive in the Merger, and they will also retain all of their shares of GPC common stock that they held prior to the Merger.

Under the terms of the Merger Agreement, the directors of Merger Sub before the Merger will be the initial directors of SpinCo after the Merger, and the officers of SpinCo before the Merger will be the initial officers of SpinCo after the Merger.

Calculation of Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of SpinCo common stock will be automatically converted into the right to receive one share of Essendant common stock. After giving effect to the issuance of SpinCo shares to GPC under the Separation Agreement and the distribution of SpinCo shares to the shareholders of GPC in the Distribution, it is expected that shareholders of GPC following the Distribution will collectively hold approximately 51% of the shares of Essendant common stock on a fully diluted basis immediately following the Merger. GPC expects to distribute 40,191,482 shares of SpinCo common stock to GPC shareholders in the Distribution. As a result, it is presently estimated that GPC shareholders entitled to shares of SpinCo common stock in the Distribution will be entitled to receive [●] shares of Essendant common stock for each share of GPC common stock that they own on the record date for the Distribution, based on the number of shares of GPC common stock outstanding on [●]. Essendant currently expects to issue approximately 40,191,482 shares of Essendant common stock to GPC shareholders in connection with the Merger.

No fractional shares of Essendant common stock will be issued pursuant to the Merger. All fractional shares of Essendant common stock that a GPC shareholder entitled to shares of SpinCo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by an exchange agent, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to the GPC shareholders entitled to shares of SpinCo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of Essendant common stock pursuant to the Merger.

The merger consideration and any cash in lieu of fractional shares paid in connection with the Merger will be reduced by any applicable tax withholding.

The merger consideration will be adjusted to reflect appropriately the effect of (x) any stock split, reverse stock split, subdivision, stock dividend not related to the Rights Plan (including any dividend or distribution of securities convertible into shares of Essendant common stock or shares of SpinCo common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares not related to the Rights Plan or other like change with respect to shares of Essendant common stock or shares of SpinCo common stock (other than, in the case of shares of SpinCo common stock, to the extent contemplated in the Separation Agreement) with a record date occurring on or after the date of the Merger Agreement and prior to the effective time of the Merger, other than the issuance of stock by SpinCo in connection with the Separation, the Internal Reorganization or the other contemplated transactions or (y) until the earlier of the expiration of the Rights and the time at which the Rights are redeemed, the exercise of any Rights, the exchange of any Rights, or the making, setting aside, payment or declaration of any dividend or distributions with respect to any shares of preferred stock that are (or would be) issued upon the exercise of the Rights.

Anticipated Costs of the Transactions

GPC and Essendant have incurred certain costs and will incur additional costs in connection with the Transactions.

Except as described in “The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” and subject to certain exceptions, the Merger Agreement provides that all out-of-pocket expenses incurred in connection with the Merger Agreement and the Transactions are to be paid by the party incurring the expenses. Notwithstanding the foregoing, however, with respect to expenses relating to printing, filing and mailing the Essendant and SpinCo registration statements and the Essendant proxy statement, all SEC and other regulatory filing fees incurred in connection with the registration statements and the proxy statement, obtaining the prepaid directors’ and officers’ liability insurance policy or policies required by the Merger Agreement and the SpinCo Commitment Letter, the Essendant Commitment Letter and the related financings, if (1) the Transactions are consummated, then the such expenses shall be treated as an adjustment to the SpinCo Special Cash Payment as set forth in the Separation Agreement and as described below in “The Separation Agreement— Incurrence of Debt; SpinCo Special Cash Payment” or (2) the Transactions are not consummated and the Merger Agreement is terminated, then, promptly after such termination, GPC shall reimburse Essendant, or Essendant shall reimburse GPC, in either case as necessary to ensure that GPC and Essendant each bear one-half of such expenses.

Essendant, GPC and SpinCo expect their combined transaction expenses to be approximately $69.6 million, approximately $39.1 million of which are expected to be incurred by Essendant and approximately $30.5 million of which are expected to be incurred by GPC and SpinCo on a pre-tax basis. Essendant, GPC and SpinCo anticipate that a significant portion of these total transaction expenses will be attributable to advisory fees to be paid to legal, financial and tax advisors, accountants, and auditors.

Trading Markets

GPC Common Stock

Following the Merger, GPC shareholders will continue to hold their shares of GPC common stock, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of GPC common stock will represent an interest in GPC that no longer reflects the ownership and operation of the SPR Business. Shares of GPC common stock will continue to be traded publicly on the NYSE. GPC shareholders, to the extent they were holders of record on the record date of the Distribution, will also hold shares of Essendant common stock after the Transactions.

SpinCo Common Stock

There currently is no trading market for shares of SpinCo common stock, and no such trading market is expected to be established in the future prior to the Merger. All outstanding shares of SpinCo common stock will automatically be canceled and cease to exist at the effective time of the Merger and upon their conversion into the right to receive shares of Essendant common stock.

Essendant Common Stock

Essendant common stock began trading on Nasdaq under the ticker symbol “ESND” on June 1, 2015, but was previously listed as “USTR” starting on November 27, 1981. After the Merger, shares of Essendant will continue to trade on Nasdaq.

Background of the Merger

The boards of directors of each of Essendant and GPC periodically evaluate and consider a variety of financial and strategic opportunities to enhance stockholder value as part of their respective long-term business plans.

Throughout 2016 and through the summer of 2017, the GPC Board met from time to time with members of GPC management and representatives of J.P. Morgan Securities LLC (“JPM”) to discuss, consider and explore potential strategic alternatives with respect to the SPR Business.

On July 13, 2016, the Essendant Board discussed potential strategic alternatives and opportunities for Essendant with management. In connection with this strategic review, Essendant engaged a consulting firm, Skadden, Arps,

Slate, Meagher & Flom LLP (“Skadden”) as its legal advisor and Citi as its financial advisor to assist in identifying and evaluating potential strategic options available to Essendant, including potential acquisition strategies in addition to other strategic alternatives, and related matters.

On September 28, 2016, the Essendant Board met with members of management and reviewed the status of management’s preliminary discussions with representatives of a third party (“Party A”) which had indicated potential interest in a transaction with Essendant. Citi discussed with the Essendant Board certain publicly available information relating to Party A. The Essendant Board directed management to enter into a non-disclosure and standstill agreement with Party A and to prepare certain additional information for review by the Essendant Board and disclosure to Party A in order to determine Party A’s interest in a transaction with Essendant.

On October 18, 2016, Essendant entered into a confidentiality agreement with Party A.

On December 20, 2016, Essendant management made a presentation to Party A.

On January 13, 2017, Essendant management spoke with representatives of Party A regarding Essendant’s operations, competitive landscape and merger and acquisition opportunities.

On February 19, 2017, Party A sent Essendant a preliminary offer letter to purchase Essendant for up to $18.00 per share.

On February 22, 2017, the Essendant Board met with members of management and representatives of Skadden and Citi. Skadden reviewed the Essendant Board’s fiduciary duties. Citi discussed with the Essendant Board certain financial aspects of Party A’s proposal. After discussion, the Essendant Board authorized management to continue to provide Party A with due diligence materials.

During February and early March 2017, Party A continued to conduct its business and legal due diligence. On March 13, 2017, the Essendant Board met with members of management and representatives of Skadden and Citi to further consider Party A’s February 19, 2017 proposal to purchase Essendant. At this meeting, Citi summarized, among other things, certain financial aspects of Party A’s proposal, potential responses of Essendant to such proposal and an illustrative timeline for a potential transaction if Essendant were to continue to engage in discussions with Party A. The Essendant Board authorized management to continue to explore a potential transaction with Party A. In addition, the Essendant Board considered whether parties other than Party A should be contacted regarding a potential business combination with Essendant. The Essendant Board considered that a “go-shop” process could be undertaken to solicit third-party interest after announcement of an agreement with Party A. After discussion, the Essendant Board determined not to initiate discussions with other parties at that time.

In mid-March 2017, as a condition to its continued due diligence review and incurrence of related expenses, Party A requested exclusivity to negotiate a transaction with Essendant. On March 21, 2017, the executive committee of the Essendant Board met with members of management and representatives of Skadden and Citi to review the status of discussions with Party A and Party A’s request for exclusivity. Citi provided an update on Essendant’s discussions with Party A and Party A’s ongoing due diligence efforts. Following discussion, the executive committee authorized management to enter into 30-day exclusivity agreement with Party A.

During late March and early April 2017, due diligence meetings and site visits were held with Party A. On April 11, 2017, the Essendant Board met with members of management and representatives of Skadden and Citi. The Essendant Board was updated as to the status of the due diligence review of, and negotiations with, Party A. Following this meeting, on April 13, 2017, a draft of a merger agreement, along with related schedules, was provided to Party A. On April 25, 2017, Essendant was notified that Party A was no longer interested in pursuing a transaction with Essendant.

Beginning in fall of 2017, and continuing as the transaction with Essendant developed, the GPC Board met from time to time with members of GPC management and representatives of GPC’s advisors to discuss a potential combination of Essendant and the SPR Business.

On October 16, 2017, Mr. Paul Donahue, GPC’s President and Chief Executive Officer, contacted Mr. Richard Phillips, Essendant’s President and Chief Executive Officer. Mr. Donahue asked if Mr. Phillips would be interested in speaking briefly by telephone.

On October 17, 2017, Mr. Phillips and Mr. Donahue agreed to speak by telephone on October 24, 2017.

On October 24, 2017, Mr. Phillips and Mr. Stuart Taylor, Chairman of the Finance Committee and an independent Essendant director, spoke with Mr. Donahue, who proposed a potential transaction. Additionally, on October 24, 2017, at an Essendant Board meeting, Mr. Phillips and Mr. Taylor reported on their earlier conversation with Mr. Donahue. The Essendant Board authorized Mr. Phillips and Mr. Taylor to proceed with discussions regarding a potential transaction.

On November 3, 2017, Mr. Taylor and Ms. Elizabeth Meloy, Essendant’s Senior Vice President, Strategy and Corporate Development, spoke with Mr. Treg Brown, Senior Vice President, Planning and Acquisitions of GPC. Mr. Brown proposed a transaction that would combine the SPR Business with Essendant and discussed several possible transaction structures, including a “Reverse Morris Trust” structure in which Essendant would merge with the SPR Business immediately following its spin off by GPC to GPC shareholders. Mr. Brown indicated that GPC had hired JPM as its financial advisor and Davis Polk & Wardwell LLP (“DPW”) as its legal advisor.

On November 8, 2017, Mr. Phillips and Mr. Taylor had a dinner meeting with Mr. Donahue and Mr. Brown. The parties revisited their discussion regarding a transaction that would combine the SPR Business with Essendant. Mr. Brown reviewed the “Reverse Morris Trust” deal structure. Mr. Donahue and Mr. Brown outlined several considerations, including the other transaction structures that GPC considered, the proposed governance and management of combined companies, suggestions on how to analyze potential synergies from the proposed transaction and potential regulatory matters.

On November 9, 2017, the Essendant Board met with members of management and representatives of Skadden to review discussions between Essendant and GPC regarding a potential transaction. Skadden outlined the deal structure proposed by GPC, whereby Essendant would engage in a stock-for-stock merger with the SPR Business immediately after the SPR Business was spun off to GPC shareholders. Essendant would be the publicly traded parent corporation for the combined businesses, with former GPC shareholders owning a slight majority of the outstanding Essendant shares. Skadden also discussed the stockholder and regulatory approvals required for such a transaction. Skadden outlined the Essendant Board’s fiduciary duties in considering the proposal. The Essendant Board authorized management to proceed with discussions with GPC.

On November 15, 2017, Essendant and GPC executed a confidentiality agreement. The parties discussed the exchange of certain non-public, confidential and proprietary information.

On November 16, 2017, Ms. Meloy and Mr. Brown, together with representatives from Citi and JPM, met to discuss a process and timeline for a potential transaction.

On December 13, 2017, the Essendant Board met with members of management and representatives of Skadden and Citi to discuss the strategic rationale for a potential transaction between Essendant and GPC and the SPR Business. Management reviewed the proposed deal structure and the potential strategic benefits of such a transaction. Management described the potential sales impact of such a transaction and reviewed a plan to quantify potential synergies and assess the potential regulatory issues in the proposed transaction. Representatives of Skadden reviewed a potential timetable for the proposed transaction and the required regulatory and stockholder approvals.

On December 15, 2017, Mr. Phillips, Ms. Meloy and Mr. Harry Dochelli, Essendant’s President of Office and Facilities, met in Atlanta with Mr. Brown, Mr. Rick Toppin, President and Chief Executive Officer of the SPR Business, Mr. Bryan Wight, Senior Vice President of the SPR Business and Mr. Tom Maley, Vice President Corporate Development and Analytics of the SPR Business. Ms. Janet Zelenka, Essendant’s Senior Vice President and Chief Financial Officer, participated by telephone. Representatives of Skadden, Citi, DPW, JPM and a third-party consultant also attended. Each management team presented its respective business and historical results.

On January 25, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to review progress and workstreams with respect to the potential transaction with GPC and the strategic rationale for the transaction. Essendant and GPC had previously jointly engaged, and provided certain information to, a third-party consultant to evaluate potential synergies and to estimate potential cost savings. Management reviewed the estimated cost synergies calculated by the third-party consultant. Management then discussed with the Essendant Board these non-public, internal estimates of cost synergies. Representatives of Skadden provided legal analysis and advice regarding obtaining antitrust clearance to consummate the transaction.

On February 15, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to review progress with respect to the potential transaction with GPC. Members of management reviewed the discussions with GPC, including the proposed management of the combined companies, and reported that the parties had exchanged financial information. Management also reviewed a financing plan for the potential transaction and management’s preliminary financial projections. Representatives of Skadden reviewed the “Reverse Morris Trust” structure, timing for completion of the potential transaction and the required stockholder and regulatory approvals. Citi reviewed certain financing considerations and related financial matters. The Essendant Board discussed whether any other parties should be contacted regarding possible strategic transactions with Essendant and reviewed Essendant’s considerations and actions in this area during the last several years. Following discussion, the Essendant Board determined not to contact any third parties at that time. The Essendant Board directed management to proceed with the next steps for the potential transaction.

On February 25, 2018, each of Essendant and GPC opened a virtual data room to facilitate due diligence review. On February 27 and March 1, 2018, Essendant and GPC had due diligence telephone calls concerning the SPR Business and Essendant. To facilitate due diligence and the exchange of non-public information, on March 4 and 16, 2018, Essendant and GPC entered into “clean team” agreements covering various categories of information.

Over the next several weeks, representatives of Essendant and GPC and their respective advisors spoke regularly to conduct additional due diligence and to negotiate transaction terms. On March 5, 2018, functional leaders from Essendant, GPC and SPR met in Atlanta, together with representatives of JPM and Citi, to review transition services and other functional diligence items. On March 12, 2018, Skadden sent a draft of the Merger Agreement to GPC and DPW, GPC’s legal advisor. On March 14, 2018, DPW sent drafts of the Transition Services Agreement and the Supply Chain Transition Services Agreement to Essendant and Skadden. On March 19, 2018, DPW sent a revised draft of the Merger Agreement to Essendant and Skadden. Skadden sent revised drafts of the Transition Services Agreement and the Supply Chain Agreement to DPW and GPC. On March 20, 2018, DPW sent an initial draft of the Separation Agreement to Essendant and Skadden. On March 26, 2018, DPW sent an initial draft of the Tax Matters Agreement to Skadden and Essendant.

During the following weeks, representatives of Essendant and GPC continued to negotiate the terms of the Merger Agreement and the other Transaction Documents.

On March 29, 2018, the GPC Board met with members of GPC management and representatives of JPM to receive a briefing on the proposed transaction, including potential risks and benefits for GPC and its stockholders. Following discussion, the GPC Board directed GPC management to seek to finalize definitive documentation for the proposed transaction on the material terms discussed with the GPC Board. Also on March 29, 2018, representatives of Essendant sent GPC drafts of the financing commitment letter for the borrowing contemplated by Essendant and SpinCo in connection with the proposed transaction.

From March 29, 2018 through April 12, 2018, Essendant and GPC, together with their respective advisors, continued to negotiate definitive agreements. In addition, Essendant and GPC continued their respective due diligence reviews.

On April 5, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to consider the proposed merger with the SPR Business in exchange for Essendant common stock. Members of management described the progress in negotiations and the due diligence investigations on the SPR Business. They also reviewed the business rationale for the proposed transaction. Representatives of Skadden reviewed, among other things, the Essendant Board’s fiduciary duties in considering the transaction, the proposed structure and terms of the transaction, the consequences of the merger for Essendant equity awards and other compensation plans and agreements, the treatment of equity awards of employees of the SPR Business, the transition services agreements, the terms of the proposed financing, the composition of the board of directors and senior management after closing, the representations and covenants of each party in the transaction agreements, the closing conditions to the merger and the term of the Merger Agreement, and each party’s termination rights and termination fees. Representatives of Skadden also addressed the regulatory matters raised by the proposed merger. Citi discussed the proposed transaction structure and financing arrangements for the transaction, the methodology used by the parties to determine the number of shares of Essendant common stock to be issued in the Merger and certain preliminary financial perspectives regarding Essendant and the SPR Business.

On April 11, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to review the structure and terms of the proposed transaction, including the related financing arrangements, and to discuss developments since the previous Essendant Board meeting. Mr. Phillips reported that on April 9, 2018, he received a call from Mr. Stefan Kaluzny of Sycamore Partners, the owner of Staples, Inc. As Mr. Phillips was traveling, they agreed that Mr. Kaluzny would call Mr. Phillips on April 13, 2018. Mr. Phillips did not know the purpose of the call. (Following the announcement of the Merger Agreement with GPC on April 12, 2018, Mr. Kaluzny did not call Mr. Phillips on April 13, 2018.) At the April 11, 2018 meeting, members of management reviewed, among other things, the components of the consideration to be delivered to GPC and its shareholders and the methodology used by the parties to determine the amount of Essendant common stock to be issued in the Merger. Skadden reviewed the structure and terms of the proposed transaction, including related developments since the previous Essendant Board meeting. Citi reviewed with the Essendant Board its financial analysis of the aggregate merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated April 11, 2018, to the Essendant Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the aggregate merger consideration provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Essendant. Members of management provided an update on the status of the proposed debt financing as well as the various agreements to be entered into in connection with the transaction. Following discussion, the Essendant Board unanimously determined that the Merger Agreement and the Transactions, including the Merger and the issuance of Essendant common stock in connection therewith, were advisable, fair to and in the best interests of Essendant and its stockholders, authorized and approved the Merger Agreement and the other Transaction Documents, and authorized and approved the proposed debt financing.

On April 12, 2018, Essendant and SpinCo executed the Commitment Letter and the SpinCo Commitment Letter to provide financing for the proposed Transactions. GPC and SpinCo entered into the Separation Agreement and Essendant and GPC and certain of their affiliates, including SpinCo, entered into the Merger Agreement and the Tax Matters Agreement.

Following the execution of the Merger Agreement and the other Transaction Documents, on April 12, 2018, Essendant and GPC each issued press releases announcing the Transactions.

Following the announcement, on April 17, 2018, Essendant received a letter from Staples, Inc. (“Staples”) expressing its interest in the purchase of 100% of Essendant’s equity for $11.50 per share in cash.

On April 18, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to consider the Staples proposal. Additionally, on April 18, 2018, Essendant sent notice and a copy of the

Staples letter to GPC. Also on April 18, 2018, GPC sent a letter to Essendant stating that the Staples proposal was opportunistic, would deprive Essendant’s shareholders of the value opportunity of participating as shareholders in the combination of Essendant and the SPR Business, and did not constitute, and was not reasonably likely to lead to, a superior proposal as defined in the Merger Agreement.

On April 24, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to consider the Staples proposal received on April 17, 2018, including to discuss whether it was, or was reasonably likely to lead to, a superior proposal as defined in the Merger Agreement. Citi reviewed, among other things, financial terms of the proposal and certain related financial matters. Skadden outlined for the Essendant Board their fiduciary duties to stockholders when considering the Staples proposal and reviewed relevant terms of the Merger Agreement. Following discussion, the Essendant Board did not conclude that the Staples’s proposal was reasonably likely to lead to a superior proposal as defined in the Merger Agreement.

On April 27, 2018, Essendant informed Staples and GPC that the Essendant Board did not conclude that the Staples proposal was reasonably likely to lead to a superior proposal as defined in the Merger Agreement.

On April 29, 2018, Staples sent a second letter to Essendant requesting that Essendant engage with Staples in the purchase of 100% of Essendant’s outstanding equity for $11.50 per share in cash. Staples indicated in the second letter that, after receiving confidential information about Essendant and engaging in discussions, Staples believed that it would be able to “identify incremental opportunities which should enable [Staples] to increase [its] all-cash offer significantly in excess of $11.50 per share.”

On April 30, 2018, Essendant sent notice and a copy of the second Staples letter to GPC.

On May 1, 2018, GPC sent a letter to Essendant reiterating GPC’s view that the Staples proposal did not constitute, and was not reasonably likely to lead to, a superior proposal as defined in the Merger Agreement.

On May 4, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to consider Staples’s second proposal. Following discussions, the Essendant Board determined that Staples’s second proposal was reasonably likely to lead to a superior proposal and that, subject to entering into a satisfactory confidentiality agreement, Essendant should engage with Staples.

Also on May 4, 2018, Essendant notified GPC that the Essendant Board had made the determination that Staples’s second proposal was reasonably likely to lead to a superior proposal.

On May 7, 2018, the GPC Board met with members of GPC management and representatives of JPM and DPW to discuss the Staples proposal and potential modifications to the terms of the proposed GPC/Essendant transaction. Among other things, GPC management discussed proposing to Essendant, as a way to demonstrate GPC’s confidence in the upside value creation of the proposed transaction, enhanced transaction terms under which Essendant stockholders would be provided a non-transferable right to a contingent cash payment following completion of the Merger and based on the subsequent trading price of Essendant shares (the “CVR”). The CVR would have a maximum value of $4.00 per Essendant share and a minimum value of zero. Specifically, the CVR would be equal to $12.00 per share minus the greater of (a) the weighted average price of Essendant shares during a 20-day measurement period ending at the later of (i) December 31, 2019 or (ii) the 12-month anniversary of closing, or (b) $8.00, subject to other terms and conditions, including a “knock-out” provision pursuant to which the CVR would terminate if Essendant’s stock trades above $12.00 per share for any 20 out of 30 consecutive trading days prior to the measurement period. Following discussion, the GPC Board directed GPC management to propose, and to seek to negotiate the terms of, the CVR. Also on May 7, 2018, GPC responded to Essendant’s May 4 notification and reiterated that GPC did not believe that Staples’s proposal constituted, or was reasonably likely to lead to, a superior proposal. Despite GPC’s view of Staples’s proposal, “in order to expedite and assure approval of” the GPC/Essendant transaction by Essendant’s stockholders, on May 7, 2018, GPC sent Essendant a term sheet outlining the CVRs as described above.

On May 10, 2018, Essendant sent Staples a confidentiality agreement and notified GPC that it had done so.

On May 15, 2018, Staples sent Essendant a revised draft of the confidentiality agreement. Additionally, on May 15, 2018, DPW sent Essendant and Skadden drafts of proposed documentation to implement the CVR.

Also on May 15, 2018, Mr. Stefan Kaluzny of Sycamore Partners, the owner of Staples, informed Mr. Phillips that Staples would be filing a Schedule 13D to disclose a 9.9% ownership of Essendant.

On May 16, 2018, Staples filed a Schedule 13D with the SEC disclosing a 9.9% ownership of Essendant and Staples’ first and second offer letters sent to Essendant. On May 17, 2018, Essendant sent Staples a revised draft of the confidentiality agreement. As of the date hereof, Staples has not entered into a confidentiality agreement with Essendant and has not otherwise engaged in discussions with Essendant with respect to its proposal.

On May 17, 2018, the Essendant Board met with members of management and representatives of Skadden to consider the adoption of a stockholder rights plan. Representatives of Skadden reviewed, among other things, the Essendant Board’s fiduciary duties, Essendant’s defense profile, and the terms, goals and implementation of the stockholder rights plan. After discussion, the Essendant Board voted to adopt the Rights Plan.

On May 18, 2018, Skadden and DPW discussed the terms of the proposed CVR, the potential tax consequences of the CVR to Essendant and to its stockholders, and GPC’s proposed increases in the termination fee and the expense reimbursement cap as part of the CVR proposal. Skadden then reported Essendant’s request that GPC indemnify Essendant for potential tax consequences from the CVR and Essendant’s unwillingness to increase the termination fee and expense reimbursement cap.

On May 20, 2018, DPW sent Essendant and Skadden revised drafts of the Amendment Agreement and the Tax Matters Agreement Amendment relating to the CVR and the treatment of the Rights issued under the Rights Plan in connection with the Merger. In the revised drafts, GPC did not provide the requested tax indemnity and retained the proposed increases in the termination fee and expense reimbursement cap.

On May 21, 2018, Staples filed an amended Schedule 13D disclosing an 11.16% ownership of Essendant. On May 29, 2018, the Essendant Board adopted an amendment to the Rights Plan.

Between May 21, 2018 and May 30, 2018, Essendant and GPC continued to discuss the terms of the CVR and the treatment of the Rights issued under the Rights Plan in connection with the Merger. On May 31, 2018, Mr. Brown informed Ms. Meloy that GPC’s proposed CVR would not contain a tax indemnity and would include increases in the termination fee and expense reimbursement cap. He asked that Essendant accept or reject the CVR as proposed by GPC.

On June 1, 2018, the Essendant Board met with members of management and representatives of Skadden and Citi to consider whether to accept the CVR on the terms proposed by GPC. Following discussion, the Essendant Board determined that, in light of the current circumstances, it was not in the best interests of Essendant and its stockholders to agree to the terms of the CVR as proposed by GPC at that time. Essendant and GPC then determined that the two companies could not reach agreement on the CVR and their merger agreement would not be amended to reflect the CVR. Also on June 1, 2018, Staples filed an amended Schedule 13D disclosing that Staples had filed a Notification and Report Form pursuant to 16 C.F.R. §801.30 (the “Hart-Scott-Rodino Form”) in connection with the transaction proposed in Staples’ April 29, 2018 letter to Essendant. Staples also disclosed in the amended Schedule 13D that it had delivered a letter on June 1, 2018 to Mr. Phillips to notify Essendant of the filing of the Hart-Scott-Rodino Form.

On June 7, 2018, GPC, SpinCo, Essendant and Merger Sub entered into an amendment to the Merger Agreement to clarify the treatment of the Rights issued under the Rights Plan in connection with the Merger.

Essendant’s Reasons for the Merger

The Essendant Board and senior management routinely review Essendant’s businesses and consider whether possible strategic transactions, including potential acquisitions of, or strategic investments in, complementary businesses, might be advisable in order to enhance value for Essendant and its stockholders. In evaluating the Merger, the Essendant Board consulted with management and legal and financial advisors, held numerous meetings, received materials for its review and consideration, and considered a variety of factors and, in reaching its decision that the Merger Agreement, the Merger and the other Transactions contemplated by the Merger Agreement, including the Share Issuance, are advisable and in the best interests of Essendant and its stockholders, and to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Essendant stockholders approve the Share Issuance, the Essendant Board carefully considered a number of factors, including, but not limited to, the following:

•	the Merger is expected to result in a more competitive combined company with the ability to harness each of Essendant’s and the SPR Business’s strengths and capitalize on opportunities to create value in a rapidly evolving market, including:

•	greater resources to support and partner with the independent dealer channel and resellers in other sales channels and to drive enhanced value for customers, consumers and stockholders through expanded reach, a broader network and capabilities and operational efficiencies;

•	an expanded and optimized assortment of branded and private-label products across a broad set of categories; and

•	the ability to enhance our customers’ businesses by developing and offering innovative marketing, analytics and e-commerce solutions.

•	the combined company is expected to drive more profitable growth, reduce leverage and create meaningful value for Essendant stockholders through increased scale, improved service capabilities and an enhanced financial profile, including significant cost savings, increased free cash flow and a stronger and more flexible balance sheet;

•	the potential that the Transactions will expand Essendant’s product offerings and position the combined company for sustained performance in the highly competitive business products market;

•	the Merger is expected to result in enhanced earnings before interest, tax, depreciation and amortization (“EBITDA”) margins and approximately $7 billion of net sales for the combined company;

•	the Merger is expected to unlock more than $75 million in annual run-rate net cost synergies, 90% of which are expected to be realized within two years post-closing, and more than $100 million in working capital improvements;

•	the expectation that Essendant will benefit from increased liquidity in its stock as a result of the issuance of shares of Essendant common stock in the transaction benefitting all stockholders;

•	the terms of the Merger Agreement were the result of extensive arms’-length negotiations between representatives of Essendant and GPC;

•	the prospective financial results of the SPR Business (as well as the risks involved in achieving those results), the fit of the business combination with Essendant’s previously established strategic goals and the results of Essendant’s due diligence review of the SPR Business;

•	the opinion of Citi, dated April 11, 2018, to the Essendant Board as to the fairness, from a financial point of view and as of the date of the opinion, to Essendant of the aggregate merger consideration provided for pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below under the caption “—Opinion of Essendant’s Financial Advisor;”

•	the Transactions are expected to be tax free to Essendant stockholders;

•	immediately following the effective time of the Merger, the Essendant Board will be expanded to 12 individuals, comprised of four individuals designated by Essendant, four individuals designated by GPC and four individuals mutually agreed between Essendant and GPC;

•	following completion of the Transactions, certain current executive officers of Essendant will continue in their current positions, with additional talent to be gained from the SPR Business; and

•	the Merger Agreement permits the Essendant Board to withdraw or modify its recommendation that Essendant stockholders vote in favor of the Share Issuance or to terminate the Merger Agreement in response to a Superior Proposal, subject to the payment of a $12,000,000 termination fee, as described below in “The Merger Agreement—Board Recommendation.”

The Essendant Board also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the inability of Essendant to influence the operations of the SPR Business during the potentially significant time period prior to consummating the Transactions;

•	the possibility that the value and efficiencies expected to result from the Transactions may fail to materialize;

•	the possibility that revenue dis-synergies could result from the Transactions, which could adversely affect the combined company’s results of operations;

•	the challenges inherent in fully and successfully separating the operations of the SPR Business from GPC and integrating such business with Essendant;

•	the significant one-time costs, including transaction-related expenses, expected to be incurred in connection with the Transactions;

•	the possibility that the public announcement of the Merger Agreement could have an adverse effect on Essendant, including effects on Essendant’s customers, operating results and share price, and on Essendant’s ability to attract and retain key management and personnel;

•	the risk that Essendant stockholders may not approve the Share Issuance, which is a condition to the consummation of the Transactions;

•	that Essendant and GPC may fail to obtain the required regulatory approvals in connection with the Merger, or regulators may grant approval contingent upon burdensome conditions;

•	the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Essendant’s reputation, if the Transactions are not completed;

•	the potential impact of the restrictions under the Merger Agreement on Essendant’s ability to take certain actions during the period between execution of the Merger Agreement and the consummation of the Transactions, generally requiring Essendant to conduct business only in the ordinary course or, if not in the ordinary course, to first obtain GPC’s consent (which could delay or prevent Essendant from undertaking business opportunities that may arise pending completion of the Transactions);

•	the restrictions imposed on Essendant’s ability to take certain corporate actions under the terms of the Tax Matters Agreement among Essendant, SpinCo and GPC, which could reduce its ability to engage in certain future business transactions that might be advantageous;

•	the dilution of the ownership interests of Essendant’s current stockholders that will result from the Share Issuance and the fact that Essendant’s current stockholders, as a group, will control less than a majority of Essendant after consummation of the Transactions;

•	the risk that the Transactions and integration may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the risk that the Transactions may discourage other companies from trying to acquire Essendant before or for a period of time following completion of the Transactions;

•	the risk that the historical financial information of the SPR Business may not be representative of its results if it had been operated independently of GPC and may not be a reliable indicator of future results of the SPR Business;

•	that the SPR Business will be dependent on the provision of transition services by GPC for a period of time after completion of the Merger, and that Essendant may be unable to provide benefits and services, or access to equivalent financial strength and resources, to the SPR Business that historically have been provided by GPC;

•	the need for Essendant and SpinCo to incur substantial indebtedness in connection with the Transactions;

•	that Essendant could be required to pay a termination fee of $12,000,000 in certain circumstances under the Merger Agreement;

•	that the indemnities provided by GPC under the Merger Agreement are limited in scope;

•	the fact that the completion of the Merger is conditioned, among other things, on the Internal Reorganization and the Distribution; and

•	certain of the other risks described above under the section entitled “Risk Factors,” beginning on page 39.

The Essendant Board considered all of the factors in support of and weighing against the Transactions as a whole, including the factors described above, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Share Issuance and the other Transaction Documents to which Essendant is a party, and to proceed with the Transactions.

This discussion of the information and factors considered by the Essendant Board is not exhaustive. In view of the wide variety and complexity of factors considered by the Essendant Board in connection with its evaluation of the Transactions, the Essendant Board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Share Issuance and the other Transaction Documents to which Essendant is a party, and in making its recommendation to the Essendant stockholders that they approve the Share Issuance. In considering the factors described above and any other factors, individual members of the Essendant Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This explanation of the factors considered by the Essendant Board is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus-information statement entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

After consideration, on April 11, 2018, the Essendant Board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Share Issuance, are advisable and in the best interests of Essendant and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby.

GPC’s Reasons for the Separation, the Distribution and the Merger

From time to time the GPC Board, together with GPC’s senior management, has reviewed GPC’s business segments and considered a variety of financial and strategic opportunities to enhance stockholder value. As a result of this process, GPC explored potential strategic alternatives for the SPR Business, with assistance from its financial advisors, which alternatives included retaining the SPR Business, conducting an auction process for the sale of the SPR Business, and pursuing a spin-sale hybrid transaction. In reaching a decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions, the GPC Board, in consultation with GPC senior management and its financial and legal advisors, held numerous meetings, received materials for its review and consideration, and considered a variety of factors, including the significant factors listed below in support of the decision:

•	the strategic and operational benefits of separating the SPR Business from GPC’s other businesses, including that:

•	the separation of the SPR Business from GPC would provide each business with the ability to adapt more quickly to rapid changes, customer dynamics and changes in the competitive landscapes in their respective markets;

•	the separation of the SPR Business from GPC would provide each business with greater flexibility to invest capital in a manner appropriate for its distinct strategic and business needs and facilitate a more efficient allocation of capital; and

•	the separation of the SPR Business from GPC would allow management of each business more flexibility to pursue its distinct operating priorities and strategies and opportunities for long-term growth, with GPC being able to strengthen its focus on its core, larger global automotive and industrial businesses;

•	the payment by the SPR Business to GPC of approximately $347 million in one-time special cash payments in connection with the Separation and the Distribution, which will be utilized by GPC as part of its disciplined capital allocation strategy;

•	the complementary nature of the service and product offerings of the SPR Business with those of Essendant, which will create a combined company that has an enhanced ability to serve customers through improved scale and expanded service capabilities and can offer improved opportunities for suppliers given the expanded customer reach;

•	the opportunity for the combined SPR Business and Essendant to have an enhanced financial profile, which will drive an improved margin profile through cost savings and improved cash flows and will deliver additional margin upside;

•	the potential for the combined cash flows of the SPR Business and Essendant to support accelerated diversification, investment in higher growth segments and an opportunity to reinvest in the independent dealer channel, thereby improving the industry ecosystem;

•	the potential procurement, operational and SG&A synergies associated with a combination of the SPR Business and Essendant, which synergies are believed to be significant (as more fully described under the caption “—Estimated Run-Rate Cost Synergies from the Transactions”);

•	the ability of the combined Essendant and SPR Business to be more competitive in the industry, particularly in light of the continued consolidation within the independent dealer channel and Amazon’s continued gain of market share in the wholesale industry;

•	the ability of the combined Essendant and SPR Business to use equity as an acquisition currency would enable it to evaluate a broader array of acquisition opportunities;

•	the enhanced ability of the combined company to attract and retain qualified management;

•	the benefit to the SPR Business from being freed of existing capital constraints imposed by GPC which have prevented the SPR Business from pursuing its optimal business strategy;

•	the fact that GPC shareholders would own approximately 51% of the combined Essendant and SPR Business on a fully diluted basis immediately following the Merger and would have the opportunity to participate in any increase in the value of the shares of Essendant common stock, including potential increases in stockholder value associated with executing on the identified synergy opportunities;

•	the fact that four individuals designated by GPC would be directors of the combined company following the Merger;

•	the fact that the current chief executive officer of the SPR Business would be the chief operating officer, and GPC and Essendant would mutually agree on certain other members of the management team, of the combined company following the Merger;

•	the expectation that the Separation, the Distribution and the Merger generally would result in a tax-efficient disposition of the SPR Business for GPC and its stockholders;

•	the scope of the due diligence review conducted by GPC’s management of Essendant’s business and the reported findings from such due diligence; and

•	the review by the GPC Board of materials regarding the proposed transaction with Essendant provided by GPC’s financial and legal advisors, and of the terms, conditions and structure of the Merger Agreement, the Separation Agreement and the other Transaction Documents and the Transactions, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions of the Transaction Documents, as well as the likelihood of the consummation of the Transactions.

In the course of its deliberations, the GPC Board also considered a variety of risks and other potentially negative factors, including the following:

•	risks relating to the separation of the SPR Business from GPC and the operation of the SPR Business separate from the other GPC businesses, including the loss of synergies and joint purchasing power, the costs of separation, and the risk of not realizing the anticipated benefits of the separation;

•	while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, including the receipt of Essendant stockholder approval and required regulatory approvals and, as a result, it is possible that the Transactions might not be completed;

•	because the consideration to be received by GPC shareholders pursuant to the Merger consists of a fixed number of shares of Essendant common stock, the value of the Essendant common stock received pursuant to the Merger could fluctuate significantly prior to and following the Merger based on a number of factors, many of which are outside the control of GPC or are unrelated to the performance of the SPR Business and some of which are outside of the control both GPC and Essendant, including general market conditions;

•	the risk that the integration of the SPR Business and Essendant may be complex and time-consuming and may require substantial resources and effort, and that the synergies and cost savings anticipated by the parties may not be realized or may take longer to realize than anticipated;

•	the risk that an extended period of time could pass between the signing of the Merger Agreement and completion of the Transactions, and the uncertainty created for GPC, the SPR Business and their respective customers, employees and shareholders during that period;

•	GPC, prior to the completion of the Transactions, is required to conduct the SPR Business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent GPC from pursuing business opportunities that might arise prior to the completion of the Transactions;

•	the risk that the Distribution might not qualify as a tax-free transaction under Section 355(a) of the Code or that the Merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case GPC shareholders could be required to pay substantial U.S. federal income taxes;

•	the effect of divesting the SPR Business pursuant to the Transactions on GPC’s future growth rate, earnings per share and cash flows from operating activities; and

•	the other risks described above under the section entitled “Risk Factors,” beginning on page 39.

The GPC Board considered all of the factors in support of and weighing against the Transactions as a whole, including the factors described above, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents to which GPC is a party, and to proceed with the Transactions.

This discussion of the information and factors considered by the GPC Board is not exhaustive. In view of the wide variety and complexity of factors considered by the GPC Board in connection with its evaluation of the strategic alternatives available to GPC for the SPR Business and the evaluation of the Transactions, the GPC Board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents to which GPC is a party and to proceed with the Transactions. In considering the factors described above and any other factors, individual members of the GPC Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of GPC’s reasons for the Transactions is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections of this document titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” which sections should be read in conjunction with this discussion of GPC’s reasons for the Transactions.

Estimated Run-Rate Cost Synergies from the Transactions

Essendant and GPC jointly engaged, and provided certain information to, a third-party consultant to evaluate potential synergies in order to estimate potential cost savings that could be realized from the proposed Merger. Essendant management reviewed the estimated cost synergies calculated by the third-party consultant and, based on management’s judgment and assessments of achievability, prepared its own internal estimates of cost synergies that management expects would result from Essendant’s combination with the SPR Business. Essendant management then provided to, and discussed with, the Essendant Board and to Citi, for its use and reliance, these non-public, internal estimates of cost synergies.

Essendant management estimated that the combination of the SPR Business with Essendant would result in more than $75 million in annual run-rate net cost synergies, 90% of which are expected to be realized within two years post-closing, and more than $100 million in working capital improvements. Essendant management expects to incur up to $50 million in cash costs and approximately $60 million in year one post-close non-cash costs.

In order to achieve these estimated net cost synergies, Essendant expects to implement synergy work plans in each functional area, engage a third-party consultant to assist with synergy capture and integration, and develop a tracking system to monitor progress relative to the work plans.

Important factors that may affect Essendant’s actual ability to achieve these estimated net cost synergies are further described under “Cautionary Statement Regarding Forward-Looking Statements.” Information regarding the uncertainties associated with realizing these estimated net cost synergies is also described under the heading “Risk Factors—Essendant may not realize the anticipated cost synergies and growth opportunities from the Transactions.”

Opinion of Essendant’s Financial Advisor

Essendant has engaged Citi as its financial advisor in connection with the proposed Merger. In connection with Citi’s engagement, Essendant requested that Citi evaluate the fairness, from a financial point of view, to Essendant of the aggregate merger consideration provided for pursuant to the Merger Agreement. On April 11, 2018, at a meeting of the Essendant Board held to evaluate the Merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated April 11, 2018, to the Essendant Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the aggregate merger consideration provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Essendant.

The full text of Citi’s written opinion, dated April 11, 2018, to the Essendant Board, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex A to this document and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Essendant Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to Essendant and did not address any other terms, aspects or implications of the Merger or related transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Essendant to effect or enter into the Merger or any related transactions, the relative merits of the Merger or any related transactions as compared to any alternative business strategies that might exist for Essendant or the effect of any other transaction which Essendant might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any related transaction or otherwise.

In arriving at its opinion, Citi:

•	reviewed drafts, each dated April 11, 2018, of the Merger Agreement and the Separation Agreement;

•	held discussions with certain senior officers, directors and other representatives of Essendant and certain senior officers and other representatives of GPC and the SPR Business concerning the SPR Business (including its operations and prospects) and the businesses, operations and prospects of Essendant;

•	reviewed certain publicly available and other business and financial information relating to the SPR Business and Essendant provided to or discussed with Citi by the managements of Essendant, GPC and the SPR Business, including certain financial forecasts and other information and data relating to the SPR Business provided to or discussed with Citi by the managements of GPC and the SPR Business (including as to tax matters and as adjusted and approved by the management of Essendant), certain financial forecasts and other information and data relating to Essendant (including as to tax matters) provided to or discussed with Citi by the management of Essendant, and certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the management of Essendant to result from the Merger and related transactions;

•	reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of Essendant common stock, the financial condition and certain historical and projected financial and operating data of the SPR Business and Essendant, and the capitalization of SpinCo and Essendant;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of the SPR Business and Essendant;

•	evaluated certain potential pro forma financial effects of the Merger and related transactions relative to Essendant on a standalone basis utilizing the financial forecasts and other information and data relating to the SPR Business and Essendant and the potential strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of Essendant, GPC and the SPR Business that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. Citi assumed, at Essendant’s direction, that there were no changes in the assets, liabilities, financial condition, results of operations, businesses or prospects of the SPR Business since the dates on which the most recent audited and unaudited financial statements or other information (financial or otherwise) relating to the SPR Business were made available to Citi that would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, at Essendant’s direction, that, when delivered as contemplated by the Merger Agreement, additional audited and interim unaudited combined financial statements relating to the SPR Business would not reflect any information that would be meaningful in any respect to Citi’s analyses or opinion. With respect to the financial forecasts and other information and data relating to the SPR Business and Essendant that Citi was directed to utilize in its analyses, including, without limitation, as to the adjustments to the financial forecasts and other information and data relating to the SPR Business, tax matters and potential strategic implications and financial and operational benefits expected by the management of Essendant to result from the Merger and related transactions, Citi was advised by the managements of Essendant, GPC and the SPR Business, as the case may be, and Citi assumed, with Essendant’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Essendant, GPC and the SPR Business as to, and were a reasonable basis upon which to evaluate, the future financial performance of the SPR Business and Essendant, such tax matters and the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the management of Essendant to result from, and other potential pro forma financial effects of, the Merger and related transactions and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, with Essendant’s consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits expected to result from the Merger and related transactions, reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

Citi relied, at Essendant’s direction, upon the assessments of the managements of Essendant, GPC and the SPR Business, as the case may be, as to, among other things, (i) the related transactions, including with respect to the timing thereof and the assets, liabilities and financial and other terms involved, (ii) the current and projected working capital and capitalization of SpinCo, Essendant and the pro forma combined company (including, without limitation, as to equity awards and the conversion and dilutive impact of such awards), (iii) the potential impact on the SPR Business and Essendant of certain market, competitive, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the wholesale office products distribution industry, (iv) the potential impact on Essendant of its cost reduction activities, including the nature of such activities and the timing and amounts involved, (v) existing and future contracts, relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships of the SPR Business and Essendant, and (vi) the ability to integrate the operations of Essendant and the SPR Business. Citi assumed, with Essendant’s consent, that there would be no developments with respect to any such matters (including, without limitation, any capital structure adjustments, whether relating to the number of fully diluted shares of Essendant common stock or SpinCo common stock, on a standalone or combined basis, as of the effective time of the Merger or otherwise) that would have an adverse effect on SpinCo (including the SPR Business), Essendant, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi evaluated SpinCo (including the SPR Business) and the Merger for purposes of Citi’s analyses and opinion after giving effect to the related transactions. Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of SpinCo (including the SPR Business), Essendant or any business or entity and Citi did not make any physical inspection of the properties or assets of SpinCo (including the SPR Business), Essendant or any other business or entity. Citi did not evaluate the solvency or fair value of SpinCo (including the SPR Business), Essendant or any other business or entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions or investigations. Citi assumed, with Essendant’s consent, that the Merger and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger and related transactions, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on SpinCo (including the SPR Business), Essendant, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with Essendant’s consent, that the Merger and related transactions would qualify, as applicable, for the intended tax treatment contemplated by the Merger Agreement, the Separation Agreement and related agreements. Citi’s opinion, as expressed therein, relates to the relative values of SpinCo (including the SPR Business) and Essendant. Citi did not express any view or opinion as to the actual value of Essendant common stock or any other securities when issued or distributed or the prices at which Essendant common stock or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger and related transactions. Citi assumed, with Essendant’s consent, that SpinCo would retain or acquire all assets, properties and rights necessary for the operations of the SPR Business, that appropriate reserves, indemnification arrangements or other provisions were or would be made with respect to liabilities of or relating to SpinCo (including the SPR Business), and that neither SpinCo nor Essendant would directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the related transactions or otherwise. Representatives of Essendant advised Citi, and Citi further assumed, that the final terms of the Merger Agreement and the Separation Agreement would not vary materially from those set forth in the drafts reviewed by Citi. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Merger, related transactions or otherwise or changes in, or the impact of, tax laws, regulations and governmental and legislative policies on SpinCo (including the SPR Business), Essendant, the Merger or related transactions (including the contemplated benefits thereof), and Citi relied, with Essendant’s consent, upon the assessments of representatives of Essendant as to such matters.

Citi’s opinion did not address any terms (other than the aggregate merger consideration to the extent expressly specified in such opinion), aspects or implications of the Merger or related transactions, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any related transactions, or any terms, aspects or implications of any related agreements or any indemnification or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, related transactions or otherwise. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Merger or related transactions, or any class of such persons, relative to the aggregate merger consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Essendant Board was aware, the credit, financial and stock markets, and the industry in which the SPR Business and Essendant operate, have experienced and continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on SpinCo or Essendant (or their respective businesses) or the Merger or related transactions (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Essendant, GPC and SpinCo. No company or business reviewed is identical or directly comparable to Essendant, SpinCo or their respective businesses and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses reviewed or the results of any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Merger. The type and amount of consideration payable in the Merger were determined through negotiations between Essendant and GPC and the decision to enter into the Merger Agreement, the Separation Agreement and related documents was solely that of the Essendant Board. Citi’s opinion was only one of many factors considered by the Essendant Board in its evaluation of the Merger and related transactions and should not be viewed as determinative of the views of the Essendant Board or the management of Essendant with respect to the Merger or related transactions or the consideration payable in the Merger or related transactions.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses prepared and reviewed with the Essendant Board in connection with Citi’s opinion, dated April 11, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. For purposes of the financial analyses described below, the term (a) “adjusted EBITDA” generally means earnings before interest, taxes, depreciation and amortization, excluding one-time, non-recurring and non-cash items and stock-based compensation expense, including operating lease expense, as applicable, and, in the case of the SPR Business, including incremental ongoing costs associated with the SPR Business operating as a standalone business as estimated by Essendant management and presented by Essendant management for accounting purposes on a last-in, first-out basis. Financial data utilized for the SPR Business and Essendant in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on certain financial forecasts and other information and data relating to the SPR Business provided to or discussed with Citi by the managements of GPC and the SPR Business (as adjusted and approved by the management of Essendant) and certain financial forecasts and other information and data relating to Essendant provided to or discussed with Citi by the management of Essendant, referred to as the SPR Business forecasts and the Essendant forecasts, respectively. Approximate implied equity value reference ranges reflected in the summaries of the financial analyses described below were rounded to the nearest $5 million and were calculated, in the case of the SPR Business, after taking into account the SpinCo special cash payment and the issuance by SPR HoldCo of preferred stock.

In deriving approximate implied reference ranges of the aggregate number of issuable shares of Essendant common stock, referred to as implied issuable shares, for purposes of the financial analyses described below, Citi (a) calculated implied exchange ratio reference ranges by dividing the low-end (or high-end, as the case may be) of the approximate implied equity value reference ranges derived for the SPR Business from the financial analyses described below by the high-end (or low-end, as the case may be) of the approximate implied equity value reference ranges derived for Essendant from such analyses in order to calculate the low-end (high-end) of the implied exchange ratio reference ranges and (b) multiplied such implied exchange ratio reference ranges by the fully diluted shares of Essendant common stock as of the effective time of the Merger as estimated by Essendant as of the date of the Merger Agreement, taking into account the dilutive impact from the conversion of certain equity awards held by employees of the SPR Business immediately prior to the effective time of the Merger, which awards will be converted into Essendant equity awards at closing, per Essendant. Approximate implied issuable shares reflected in the summaries of the financial analyses described below were rounded to the nearest thousand.

Selected Public Companies Analyses. Citi performed separate selected public companies analyses of the SPR Business and Essendant in which Citi reviewed certain financial and stock market information, as applicable, relating to the SPR Business, Essendant and the following four selected companies that Citi considered generally relevant as publicly traded companies with operations in the business products market, collectively referred to as the selected companies:

•	ACCO Brands Corporation

•	Office Depot, Inc.

•	Steelcase Inc.

•	Veritiv Corporation

Citi reviewed, among other information, enterprise values (calculated as fully diluted equity values based on closing stock prices on April 10, 2018, plus total debt (including operating lease expense, as applicable), plus preferred stock and non-controlling interests (as applicable) and minus cash and cash equivalents and investments in unconsolidated affiliates (as applicable)) as a multiple of calendar year 2017 actual and calendar year 2018 estimated adjusted EBITDA. Financial data of the selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized when necessary. Financial data of the SPR Business was based on the SPR Business forecasts. Financial data of Essendant was based on the Essendant forecasts.

The overall low to high calendar year 2017 actual and calendar year 2018 estimated adjusted EBITDA multiples observed for the selected companies were 4.4x to 9.1x (with a mean and a median of 6.8x, including Essendant, and a mean and a median of 6.9x, excluding Essendant) and 4.7x to 8.8x (with a mean of 6.9x and a median of 6.8x, including Essendant, and a mean and a median of 6.8x, excluding Essendant), respectively. Citi noted that the calendar year 2017 actual and calendar year 2018 estimated adjusted EBITDA multiples observed for Essendant were 6.7x and 7.2x, respectively.

Citi then applied selected ranges of calendar year 2017 actual and calendar year 2018 estimated adjusted EBITDA multiples of 6.3x to 7.3x and 6.3x to 7.3x, respectively, derived from the selected companies to corresponding data of the SPR Business and Essendant based on, in the case of the SPR Business, the SPR Business forecasts and, in the case of Essendant, the Essendant forecasts. These analyses indicated approximate implied equity value reference ranges based on calendar year 2017 actual and calendar year 2018 estimated adjusted EBITDA of $300 million to $405 million and $190 million to $275 million, respectively, for the SPR Business and $290 million to $410 million and $235 million to $345 million, respectively, for Essendant.

Based on the approximate implied equity value reference ranges derived for the SPR Business and Essendant described above, Citi calculated the following approximate ranges of implied issuable shares, as compared to the aggregate merger consideration:

Ranges of Implied Issuable Shares Based on:		Aggregate Merger Consideration
CY 2017A Adjusted EBITDA 28.116 million—54.088 million	CY 2018E Adjusted EBITDA 21.046 million—45.246 million	40,191,482

Discounted Cash Flow Analyses. Citi performed separate discounted cash flow analyses of the SPR Business and Essendant in which Citi calculated the estimated present value (as of December 31, 2017) of the standalone unlevered, after-tax free cash flows that the SPR Business and Essendant were forecasted to generate during the calendar years ending December 31, 2018 through December 31, 2020 based on, in the case of the SPR Business, the SPR Business forecasts and, in the case of Essendant, the Essendant forecasts. For purposes of these analyses, stock-based compensation was treated as a cash expense and tax benefits or decreases associated with accelerated tax depreciation in respect of the SPR Business and Essendant during the calendar years ending December 31, 2018 through December 31, 2027 and taxes on undistributed non-U.S. earnings and profit in respect of Essendant were taken into account.

Citi calculated terminal values for the SPR Business and Essendant by applying to the standalone unlevered, after-tax free cash flows of the SPR Business and Essendant for the calendar year ending December 31, 2020 (assuming normalized depreciation equal to capital expenditures in the terminal year) a selected range of perpetuity growth rates of 0.0% to 1.5%. The present values (as of December 31, 2017) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 10.4% in the case of Essendant and a selected range of discount rates of 9.2% to 10.5% in the case of the SPR Business. These analyses indicated approximate implied equity value reference ranges of $230 million to $325 million for the SPR Business and $200 million to $315 million for Essendant.

Based on the approximate implied equity value reference ranges derived for the SPR Business and Essendant described above, Citi calculated the following approximate range of implied issuable shares, as compared to the aggregate merger consideration:

Range of Implied Issuable Shares	Aggregate Merger Consideration
28.056 million—63.013 million	40,191,482

Certain Additional Information

As additional information that was not considered part of Citi’s financial analyses with respect to its opinion but was noted for informational purposes, Citi performed an illustrative discounted cash flow analysis of the pro forma combined company in which Citi calculated the estimated present value (as of December 31, 2017) of the standalone unlevered, after-tax free cash flows that the pro forma combined company was forecasted to generate during the calendar years ending December 31, 2018 through December 31, 2020 based on the SPR Business forecasts and the Essendant forecasts, after taking into account the potential net cost and net working capital synergies expected by Essendant management to result from the Merger and related transactions (collectively, the “synergies”) during the calendar years ending December 31, 2018 through December 31, 2022. This illustrative analysis generally utilized the methodology described in the section above under “—Discounted Cash Flow Analyses,” except that, among other things, the present values (as of December 31, 2017) of the synergies and the cash flows and terminal values of the pro forma combined company were calculated using a selected range of discount rates of 7.4% to 10.5% and, in the case of the synergies, a selected perpetuity growth rate of 0%. This indicated an approximate implied equity value reference range for the pro forma combined company of $13.30 to $23.90 per share (including a synergies range of approximately $8.35 to $11.25 per share based on the midpoint range of the estimated present values of the synergies). Actual results achieved by the combined company may vary from forecasted results and variations may be material.

Miscellaneous

Essendant has agreed to pay Citi for its services in connection with the proposed Merger and the related transactions an aggregate fee of $17 million, of which a portion was payable upon execution of the Merger Agreement and $15 million is payable contingent upon consummation of the Merger. In addition, Essendant has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Essendant Board was aware, at Essendant’s request, Citi and certain of its affiliates expect to participate in certain financings to be undertaken in connection with the Merger and related transactions, including acting as joint lead arranger, joint bookrunning manager and syndication agent for, and as a lender under, certain credit facilities of SpinCo and an affiliate of Essendant, for which services Citi and such affiliates will receive compensation. Citi’s aggregate fee in connection with such financings has not yet been finalized and will be estimated once determined. As the Essendant Board also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Essendant and its affiliates unrelated to the proposed Merger and related transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as financial advisor to Essendant in connection with certain strategic advisory matters, for which financial advisory services Citi and its affiliates received during such two-year period aggregate fees of less than $200,000. Although Citi and its affiliates did not provide investment banking, commercial banking or other similar financial services to GPC during the two-year period prior to the date of Citi’s opinion for which Citi and its affiliates received compensation, Citi and its affiliates in the future may provide investment banking, commercial banking and other similar financial services to GPC, SpinCo and/or their respective affiliates for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Essendant, GPC, SpinCo and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Essendant, GPC, SpinCo and their respective affiliates.

Essendant selected Citi as its financial advisor in connection with the proposed Merger and related transactions based on Citi’s reputation, experience and familiarity with Essendant and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Certain Projections

Essendant does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal year given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the Merger, Essendant’s management prepared certain non-public, internal financial projections regarding Essendant’s anticipated future operations as a standalone business, based on assumptions that Essendant’s management believed to be reasonable at the time, for the calendar years ending December 31, 2017 through 2020. We refer to the internal financial projections prepared by Essendant for the calendar years ending December 31, 2017 through 2020 as the Essendant Projections. The Essendant Projections were provided to the Essendant Board and also were provided to Essendant’s financial advisor, which was directed to use and rely on the Essendant Projections for purposes of its financial analyses and opinion. A summary of the Essendant Projections has been provided below.

The financial projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Essendant’s management. Ernst & Young LLP, Essendant’s independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the accompanying financial projections, and accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this proxy statement/prospectus relates to Essendant’s historical financial information and does not extend to the financial projections and should not be read to do so.

GPC also does not as a matter of course make public any long-term financial projections as to the future performance, earnings or other results of the SPR Business. However, in connection with the process leading to the execution of the Merger Agreement and the Separation Agreement, GPC management prepared certain non-public, internal financial projections for the SPR Business for the calendar years ending December 31, 2017 through 2020, which were then provided to Essendant as part of Essendant’s due diligence review of the SPR Business and to Essendant’s financial advisor. We refer to these projections as the GPC SPR Projections. A summary of the GPC SPR Projections has been provided below.

In connection with Essendant’s evaluation of the Transactions, Essendant’s management also prepared its own non-public, internal financial projections regarding the SPR Business’s anticipated future operations for the calendar years ending December 31, 2017 through 2020, which were derived from the financial information provided by GPC to Essendant, including the GPC SPR Projections, in connection with Essendant’s due diligence review of the SPR Business. In preparing its own financial projections for the SPR Business, Essendant management considered the GPC SPR Projections and, as it believed appropriate based on its judgment and the results of its due diligence review of the SPR Business, made adjustments to incremental standalone costs and for presentation for accounting purposes on a last-in, first-out basis. We refer to the internal financial projections prepared by Essendant for the SPR Business for the calendar years ending December 31, 2017 through 2020 as the Essendant Adjusted SPR Projections. The Essendant Adjusted SPR Projections were provided to the Essendant Board and also were provided to Essendant’s financial advisor, which was directed to use and rely on the Essendant Adjusted SPR Projections for purposes of its financial analyses and opinion. A summary of the Essendant Adjusted SPR Projections has been provided below.

Essendant Projections (in millions)

	2017A	2018E	2019E	2020E
Net Sales	$5,037	$4,794	$4,815	$4,861
Gross Profit	$706	$695	$716	$732
Adjusted EBITDA (LIFO)(1)	$121	$112	$127	$145
Adjusted EBIT (LIFO)(1)	$70	$60	$78	$95

(1)	The 2017 figures are numbers before a $3 million pension expense reclassification from operating expenses to interest and other expense as a result of the adoption of the new pension accounting pronouncement (ASU 2017-07).

GPC SPR Projections (in millions)

	2017A	Consolidated 2018E	2019E	2020E
Adjusted EBITDA (FIFO)(1)	$83	$72	$75	$77
Adjusted standalone EBITDA (FIFO)(2)	$113	$93	$94	$97

(1)	Includes intercompany EBITDA between SPR and GPC under the assumption the SPR Business would continue on a standalone basis.
(2)	Adjustments to EBITDA include (i) eliminating parent company allocations, (ii) including estimated standalone replacement operating, employment and insurance costs, (iii) excluding non-recurring costs such as transaction expenses, (iv) including pre-acquisition operating results of acquired entities, and (v) normalizing and out-of-period adjustments.

Essendant Adjusted SPR Projections (in millions)

	2017A	2018E	2019E	2020E
Adjusted EBITDA (LIFO)	$103	$85	$85	$88
Adjusted EBIT (LIFO)	$85	$68	$67	$70

Ownership of Essendant Following the Merger

Immediately after the closing of the Merger, GPC shareholders are expected to own approximately 51% of the shares of Essendant common stock on a fully diluted basis, and current Essendant stockholders are expected to own approximately 49% of the shares of Essendant common stock on a fully diluted basis.

Board of Directors and Executive Officers of Essendant Following the Merger; Operations Following the Merger

The Merger Agreement provides that the Essendant Board will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the Essendant Board to consist of twelve directors, comprised of:

•	four directors designated by Essendant (the “Essendant Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2), (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules and (iv) one shall be the Chairman of the Essendant Board;

•	four directors designated by GPC (the “GPC Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules; and

•	four directors mutually agreed between Essendant and GPC (the “Joint Board Designees”), of whom (i) four shall be Class III directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules.

The Essendant Board shall take all such action as may be necessary to ensure that at least one each of such Essendant Board Designee, GPC Board Designee and Joint Board Designee is appointed to serve on each committee of the Essendant Board, subject in all events to the requirements of the SEC, Nasdaq and all other Applicable Laws. The Essendant Board Designees, GPC Board Designees and Joint Board Designees have not yet been determined by Essendant and/or GPC.

An Essendant Board Designee will be the Chairman of the Essendant Board following the completion of the Transactions. Richard D. Phillips, Essendant’s current President and Chief Executive Officer, will also remain on the Essendant Board. Essendant’s current President and Chief Executive Officer, Richard D. Phillips, and current Chief Financial Officer, Janet H. Zelenka, will continue to serve Essendant in their current roles. Rick Toppin, currently President and Chief Executive Officer of SPR, will serve as the Chief Operating Officer of Essendant. Additional leadership roles identified prior to the consummation of the Transactions will be mutually agreed by Essendant and GPC.

The information regarding executive officers of Essendant before the Merger is incorporated within Essendant’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017, which is incorporated herein and attached as Annex B.

After the completion of the Transactions, Essendant will maintain dual headquarters in Deerfield, Illinois and Atlanta, Georgia.

Interests of Certain Persons in the Merger

Certain of Essendant’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Essendant’s stockholders generally. The members of the Essendant Board were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to Essendant’s stockholders that they vote to approve the Share Issuance. As of May 15, 2018, Essendant’s directors and executive officers beneficially owned approximately 2.67% of the outstanding shares of Essendant’s common stock.

The Human Resources Committee of the Essendant Board will continue to oversee Essendant’s executive compensation program and approve all executive compensation decisions after the Merger. Essendant’s Human Resources Committee is expected to review its executive compensation program with respect to the executive officers of Essendant after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

As with all GPC shareholders, if a director or executive officer of SpinCo owns shares of GPC common stock on the record date for the Distribution, such person will participate in the Distribution and the Merger on the same terms as other GPC shareholders. All of SpinCo’s outstanding common stock is currently owned directly by GPC.

Effect of the Merger Agreement on Essendant Equity Awards

Essendant’s executive officers and directors hold a number of outstanding equity awards that were granted by Essendant under the terms of its equity plans, including stock options, performance restricted share units, performance units, restricted stock awards, and performance and nonperformance cash awards. The closing of the Merger will constitute a “change in control” under the terms of Essendant’s equity plans and for purposes of the equity awards granted thereunder.

Options

Under the terms applicable to the stock options granted to Essendant’s executive officers, upon a change of control, including the closing of the Merger, all stock options vest in full and become exercisable. However, as of the date of this proxy statement/prospectus-information statement, all stock options held by executive officers are vested. Essendant’s non-employee directors do not hold any outstanding stock options.

As of May 15, 2018, Essendant’s executive officers held an aggregate of 56,799 stock options to acquire Essendant common stock, all of which are vested, as noted above.

The table below sets forth, as of and assuming the closing of the Merger occurred on May 15, 2018, the number of Essendant shares underlying stock options held by each of Essendant’s executive officers.

Name(1)	Number of Shares Underlying Essendant Stock Options
Executive Officers
Richard D. Phillips	29,563
Janet H. Zelenka	11,707
Keith J. Dougherty	—
Harry A. Dochelli	9,657
Carole W. Tomko	—
Christopher Kempa	—
Brendan McKeough	3,056
Elizabeth Meloy	2,796

(1)	Each of Kirk Armstrong, Earl Shanks and Eric Blanchard previously served as executive officers of Essendant during 2017 or 2018 but are not included in the table above or subsequent tables because they do not hold any equity awards or cash awards and are not otherwise entitled to any payments in connection with the Transactions.

Performance Based Restricted Stock Units

Essendant granted performance restricted stock units (“PSUs”) to its executive officers in 2016, 2017 and 2018 that remain outstanding.

The 2016 PSUs are subject to a three-year performance vesting period, following which a portion of each award will become vested (if at all) based on Essendant’s performance relative to applicable performance goals during the three-year period. However, in the event that a change of control, including the closing of the Merger, occurs prior to the applicable vesting date of March 1, 2019, the unvested PSUs will vest at the applicable target performance level on the date of the change of control, subject to the executive officer remaining employed through such date, provided that, if the executive officer’s employment terminated by Essendant without “cause” or by the executive officer for “good reason” (as such terms are described below) during the six-month period prior to the change of control (and such termination is in contemplation of the change of control) or the executive’s employment terminated due to retirement prior to the change of control, the executive officer will be entitled to receive such vesting at the applicable target performance level on the date of the change of control.

The 2017 PSUs and 2018 PSUs granted to executive officers are subject to one-year performance periods ending December 31, 2017 and December 31, 2018, respectively, following which a portion of each such award will become earned based on Essendant’s performance relative to the applicable performance goals during the applicable one-year period. The earned 2017 PSUs and 2018 PSUs then vest on March 1, 2020 (for the 2017 PSUs) and on March 1, 2021 (for the 2018 PSUs), generally subject to the executive officer’s continued employment through such date and also based on achievement of a three-year total shareholder return performance factor. However, if a change of control occurs during the performance period (or anytime prior to the March 1, 2020 vesting date with respect to the 2017 PSUs), the unvested PSUs will vest at the applicable target performance level on the date of the change of control, subject to the executive officer remaining employed through such date, except that if an executive officer retired during the performance period, accelerated vesting of the PSUs upon the date of the change of control would likewise apply to the retired executive. Additionally, with respect to the 2018 PSUs, if a change of control occurs after the performance period but prior to the March 1, 2021 vesting date, then the 2018 PSUs will vest immediately as to the portion that became earned at the end of the performance period, generally subject to the executive remaining employed through the date of the change in control, except that if an executive officer retired during such period, accelerated vesting of the PSUs upon the date of the change of control would likewise apply to the retired executive. Additionally, if an executive officer’s employment is terminated without cause or for good reason during the six-month period prior to the change of control (and such termination was in contemplation of the change of control), the executive’s unvested 2017 PSUs and 2018 PSUs will vest (i) at the applicable target performance level if such change of control occurs prior to the end of the one-year performance period with respect to the 2018 PSUs (or anytime prior to the March 1, 2020 vesting date with respect to the 2018 PSUs) and (ii) as to the portion of PSUs that were deemed earned at the end of such performance period if the change of control occurs after the end of the performance period but prior to the March 21, 2021 vesting date (for the 2018 PSUs).

Under the terms of the PSUs, “cause” generally means an executive officer’s (i) conviction of, or plea of nolo contendere to, a felony (excluding motor vehicle violations); (ii) theft or embezzlement, or attempted theft or embezzlement, of money or property or assets of Essendant; (iii) illegal use of drugs; (iv) material breach of any employment-related undertakings; (v) gross negligence or willful misconduct in the performance of the executive’s duties; (vi) breach of any fiduciary duty owed including engaging in competitive acts while employed by Essendant; or (vii) willful refusal to perform the assigned duties for which the executive is qualified as directed by the executive’s supervising officer or Essendant’s Board of Directors.

Under the terms of the PSUs “good reason” means any of the following: (i) any material reduction in the executive’s duties, responsibilities or authority; provided, that neither (A) a change in supervisor or the number or identity of direct reports, nor (B) a change in the title, duties, responsibilities or authority as a result of a realignment or restructuring of Essendant’s executive organizational chart, nor (C) a change in the title, duties, responsibilities or authority as a result of a realignment or restructuring of Essendant shall be deemed by itself to materially reduce the executive’s duties, responsibilities or authority, as long as, in the case of either (B) or (C), the executive continues to report to either the supervisor to whom he or she reported immediately prior to the change in control or a supervisor of equivalent responsibility and authority; (ii) a material reduction in base salary, or (iii) the relocation of the principal place of employment more than fifty (50) miles from its location on the date of a change in control.

The table below sets forth, as of and assuming the Closing occurred on May 15, 2018, the number of unvested PSUs held by each of Essendant’s executive officers, reflected at target, without taking into account any accelerated vesting terms.

Name	Number of Unvested Company PSUs
Executive Officers
Richard D. Phillips	194,795
Janet H. Zelenka	88,142
Keith J. Dougherty	56,811
Harry A. Dochelli	69,833
Carole W. Tomko	63,236
Christopher Kempa	27,606
Brendan McKeough	28,720
Elizabeth Meloy	28,455

Chief Executive Officer’s 2018 Performance Units

In January 2018, Essendant granted two million performance units to Mr. Phillips. The units vest after three years and are valued based on the average closing price of Essendant’s stock for the twenty trading days before the vesting date of January 1, 2021, with the number of shares of Essendant stock delivered to Mr. Phillips determined by dividing the aggregate value of vested units by the closing share price on such vesting date (or such earlier vesting date as described below).

Under the terms of Mr. Phillips’ two million performance units, if a change of control occurs during the vesting period, then (i) the value of each performance unit will be fixed at $1.00 and (ii) the performance units will remain subject to the vesting term, except that in the event that Mr. Phillips’ employment is terminated by Essendant without cause or by Mr. Phillips for good reason after the change of control (or up to six months prior to the change of control in the case of a termination in contemplation of the change of control), the performance units will vest in full on the date of such termination of employment or the change of control in the case of a termination prior the change in control.

The table below sets forth, as of and assuming the closing of the Merger occurred on May 15, 2018, the unvested performance units held by Mr. Phillips and the number of shares of Essendant common stock that Mr. Phillips would receive based on a per unit value of $1.00 and the closing trading price of an Essendant share on May 15, 2018, the presumed closing date of the Merger.

Name	Number of Unvested Company Performance Units	Number of Shares
Richard D. Phillips	2,000,000	183,150

Director Restricted Stock Units (“RSUs”)

Essendant granted RSUs to its non-employee directors that remain outstanding. The RSUs generally vest either on the one-year anniversary of the grant date or in three equal annual installment following the grant date, subject to the non-employee director remaining in service on each applicable vesting date.

Under the terms of the RSUs, in the event of a change of control, all unvested RSUs will become fully vested as of the date of the change of control.

The table below sets forth, as of and assuming the Closing occurred on May 15, 2018, the number of RSUs held by each of Essendant’s non-employee directors.

Name	Number of Unvested RSUs
Non-Employee Directors
Jean S. Blackwell	1,270
Charles K. Crovitz	—
Roy W. Haley	16,729
Dennis J. Martin	4,110
Susan Riley	10,808
Alexander M. Schmeikin	16,186
Stuart A. Taylor, II	16,310
Paul S. Williams	15,921
Alex D. Zoghlin	—

Restricted Stock Awards

Essendant granted restricted stock awards to its non-employee directors and executive officers. The restricted stock awards generally vest in three annual installments following the grant date, subject to continued service through each vesting date although certain restricted stock grants to the non-employee directors vest on the one-year anniversary of the grant date. Certain of the restricted stock awards granted to Essendant’s executive officers vest only if Essendant’s shares exceed a specified earnings per share amount during the four calendar quarters preceding the applicable vesting dates.

The terms of the restricted stock awards generally provide that in the event of a change of control, including the closing of the Merger, 50% of the unvested restricted shares will vest on the date of the change of control and if the executive’s employment is terminated by Essendant without cause or the executive terminates employment for good reason, in either case, within two years following the change of control, the shares of restricted stock that remain unvested will vest in full at the time of such termination. In the case of restricted stock awards granted to non-employee directors, such awards vest in full at the time of a change of control.

In addition, Mr. Phillips was granted a restricted stock award in January 2018 which vests in January 2021, subject to Mr. Phillips’ continued employment through such date, provided that if, prior to such date and following a change in control, his employment is terminated by Essendant without cause or he terminates his employment for good reason, in either case, within two years following the change of control, the shares of restricted stock that remain unvested will vest in full at the time of such termination.

The table below sets forth, as of and assuming the closing of the Merger occurred on May 15, 2018, the number of shares of restricted stock held by each of Essendant’s non-employee directors and executive officers, without giving effect to any terms of accelerated vesting.

Name	Number of Shares of Company Restricted Stock
Executive Officers
Richard D. Phillips	176,263
Janet H. Zelenka	78,531
Keith J. Dougherty	54,727
Harry A. Dochelli	38,986
Carole W. Tomko	34,560
Christopher Kempa	32,274
Brendan McKeough	21,788
Elizabeth Meloy	18,171

Non-Employee Directors
Jean S. Blackwell	13,830
Charles K. Crovitz	23,905
Roy W. Haley	—
Dennis J. Martin	10,016
Susan Riley	4,917
Alexander M. Schmeikin	—
Stuart A. Taylor, II	—
Paul S. Williams	—
Alex D. Zoghlin	14,933

Performance-Based Cash Awards

Essendant granted performance-based cash awards (“PCAs”) to its Vice Presidents in 2017 , some of whom are now executive officers, as identified in the table below. The PCAs are subject to a one year performance period, following which a portion of each such award will become earned based on Essendant’s performance relative to the applicable performance goals during such one-year period. The earned portion of the PCAs then vest on March 1, 2020, subject to the individual’s continued employment through such vesting date, and subject to a total shareholder return modifier measured over the course of the three-year vesting period. The terms of the 2017 PCAs provide that if a change of control occurs after the performance period but prior to the applicable vesting date, then the PCAs will vest in full at the target number, generally subject to the executive remaining employed through the date of the change in control, except that if an executive officer retired during such period, the acceleration of the PCAs upon the date of the change of control would likewise apply to the retired executive. However, if an executive officer’s employment is terminated without cause or for good reason prior to the applicable vesting date and during the six-month period prior to the change of control (and such termination was in contemplation of the change of control), the executive’s unvested PCAs will vest in full at the target number.

The table below sets forth, as of and assuming the closing of the Merger occurred on May 15, 2018, the total amount of PCAs held by each of Essendant’s executive officers, based on each executive’s target amount and without giving effect to any terms of accelerated vesting.

Name	Target Amount of Essendant Performance-Based Cash Awards
Executive Officers
Christopher Kempa	119,000
Brendan McKeough	62,720

Other Cash Awards

Essendant granted various cash-based awards to its executive officers. Such cash awards generally vest in equal annual installments following the applicable grant date although certain of the cash awards vest in their entirety on a single vesting date approximately two years following the grant date, in either case, generally subject to the executive’s continued employment through each vesting date. Certain of the cash awards (referred to as cash match awards and cash retention awards) are subject to achievement of a specified earnings per share of Essendant stock over an applicable vesting or performance period.

In 2016, the Company granted Mr. Phillips and Mr. Dochelli cash incentive awards subject to earnings per share thresholds and time-based vesting requirements. The earnings per share threshold applicable to these awards has been met. These awards remain subject to their vesting terms following a change in control, such that if the executive remains employed until the scheduled vesting date, the executive will receive payment of the award at maximum, subject to potential reduction pursuant to the terms of the awards; provided that if the executive’s employment is terminated by Essendant without cause or the executive terminates employment for good reason following the change in control and prior to the specified vesting date, then the award will vest at target level, multiplied by an applicable vesting percentage based on the date of the change in control.

Ms. Meloy was granted a cash award in May 2017 , the second and third installments of which are scheduled to vest on April 1, 2019 and April 1, 2020, respectively, provided that if either (i) a change in control occurs prior to such date and Ms. Meloy is employed as of the date of the change in control or (ii) if her employment is terminated without cause or she terminates her employment for good reason prior to such date, her award will vest in full.

The terms of the cash match and cash retention awards provide that if the executive’s employment is terminated without cause or by the executive for good reason prior to the scheduled vesting date, the awards will vest in full on the date of the executive’s termination.

The table below sets forth, as of and assuming the Closing occurred on May 15, 2018, the remaining unvested amounts underlying cash awards for which vesting is subject to acceleration under certain circumstances held by each of Essendant’s executive officers, at target levels and applicable vesting percentages, if applicable, but otherwise not taking into account any accelerated vesting terms.

Name	Value of Cash Awards (calculated at Target, if applicable)
Executive Officers
Richard D. Phillips	$1,453,750
Janet H. Zelenka	$820,000
Keith J. Dougherty	$1,213,750
Harry A. Dochelli	$1,453,750
Carole W. Tomko	$684,167
Christopher Kempa	$633,333
Brendan McKeough	$641,667
Elizabeth Meloy	$716,667

Essendant Executive Severance Plan

Essendant maintains an Executive Severance Plan for its executive officers and other key employees, which provides severance benefits in the event of an eligible employee’s qualifying termination of employment as well as enhanced severance benefits in the event of a qualifying termination of employment that occurs within a specified period following a change of control.

Specifically, under the terms of the Executive Severance Plan, an executive officer whose employment is terminated other than for “cause” by Essendant or by the executive for “good reason” (as such terms are defined in the Executive Severance Plan), in either case within two years following a change of control, which would include the closing of the Merger, will be entitled to receive severance benefits consisting of: (i) two times the sum of the executive’s base salary and annual target bonus opportunity, (ii) a pro rata portion of the executive’s annual target bonus opportunity for the year of termination, (iii) medical benefit continuation for 18 months and (iv) outplacement benefits for a period of 24 months, up to $35,000.

The definitions of “cause” and “good reason” under the Executive Severance Plan are largely the same as described above with respect to outstanding equity awards held by executive officers, except that a material reduction in an executive officer’s duties, responsibilities or authority will not constitute good reason for an executive officer to terminate employment under the Executive Severance Plan and the Executive Severance Plan includes as a basis for good reason a material breach by Essendant of the Executive Severance Plan.

Executive Agreement with Richard Phillips

On December 21, 2017, Essendant amended its employment agreement with Mr. Richard Phillips (“Mr. Phillips”). Under the terms of Mr. Phillips’ employment agreement with Essendant if Mr. Phillips’ employment is terminated on or within two years following the date of a change of control, which would include the closing of the Merger, either by Essendant other than for “cause,” death, or disability or by Mr. Phillips for “good reason” (as such terms are defined in the employment agreement), then Mr. Phillips will be entitled to receive (i) a payment equal to three times his then-current base salary, (ii) a payment equal to three times his target annual bonus amount for the calendar year during which such termination occurs, (iii) a payment equal to his pro-rata target annual bonus for the year of termination, (iv) up to 18 months continued medical and dental coverage, (v) a payment equal to the amount Essendant would otherwise pay for 36 months of its share of premiums for life and disability insurance, (vi) continued vesting of equity-based incentive awards following the termination date, (vii) up to $60,000 of executive level career transition assistance services during the two years following the termination date, and (viii) if applicable, reimbursement of reasonable attorneys’ fees, cost and expenses incurred in conjunction with any dispute regarding the change of control severance benefits if Mr. Phillips prevails in any material respect in such dispute.

The definitions of “cause” and “good reason” under Mr. Phillips’ employment agreement are largely the same as described above with respect to outstanding equity awards held by executive officers, except that a material reduction in duties, responsibilities or authority will not constitute good reason for Mr. Phillips to terminate his employment under his employment agreement but Mr. Phillips may terminate his employment for good reason if there is any change in his title or position as President and Chief Executive Officer reporting directly to Essendant’s Board of Directors, or any change pursuant to which Mr. Phillips is not the most senior officer of Essendant or Essendant’s ultimate parent entity, and Mr. Phillips’ employment agreement includes as a basis for good reason a material breach by Essendant of the employment agreement.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the “golden parachute compensation” that may be or become payable to each named executive officer of Essendant and that is based on or otherwise relates to the transactions contemplated by the Merger Agreement. The compensation payable to Essendant’s named executive officers, as described herein, is subject to a non-binding advisory vote of Essendant’s stockholders.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing date of the Merger occurred on May 15, 2018, and that each named executive officer experienced a qualifying termination on such closing date of the Merger. The actual amounts, if any, to be received by a named executive officer of Essendant may differ from the amounts set forth below.

Quantification of Payments and Benefits to

Essendant’s Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Richard D. Phillips	$7,593,125	$5,417,444	$141,581	$13,152,150
Janet H. Zelenka	$2,708,000	$1,535,058	$91,997	$4,335,055
Keith J. Dougherty	$3,024,688	$1,027,265	$106,144	$4,158,097
Harry A. Dochelli	$3,264,688	$1,002,683	$110,021	$4,377,392
Carole W. Tomko	$2,201,771	$900,701	$106,144	$3,208,616

(1)	Cash. Includes the cash severance payable to the named executive officers under the Essendant Executive Severance Plan or, solely with respect to Mr. Phillips, under his employment agreement, in each case, as described above under “Interests of Certain Persons in the Merger.” These amounts are “double trigger” payments (that is, they are generally payable upon a qualifying termination of employment following a change in control). Under the terms of Mr. Phillips’ employment agreement, he is subject to non-competition and customer and employee non-solicitation restrictions for 24 months following his termination of employment. Additionally, the terms of the Essendant Executive Severance Plan require executives to execute a restrictive covenants agreement. The values in this column also include amounts payable based on accelerated vesting of the performance-based cash awards and other cash awards held by the named executive officers as of May 15, 2018, in each case, as described above under “Interests of Certain Persons in the Merger.”

Name	Value of Cash-Based Severance ($)	Value of Cash Awards ($)
Richard D. Phillips	$6,139,375	$1,453,750
Janet H. Zelenka	$1,888,000	$820,000
Keith J. Dougherty	$1,810,938	$1,213,750
Harry A. Dochelli	$1,810,938	$1,453,750
Carole W. Tomko	$1,517,604	$684,167

(2)	Equity. Represents the value of the accelerated vesting of Essendant PSUs, performance units, RSUs and restricted stock held by the named executive officers as of the presumed closing date of May 15, 2018. As described above under “Interests of Certain Persons in the Merger,” the accelerated vesting of certain awards, or of certain portions of awards, is subject to “double-trigger” vesting (that is, they are payable upon a qualifying termination that occurs within a specified period following, and in some cases prior to, a change in control), based on the assumptions described above, provided that the accelerated vesting of certain awards, or certain portions of awards, is subject to single-trigger vesting. The amounts that vest on a single trigger basis are as follows: Mr. Phillips ($1,617,560); Ms. Zelenka ($1,173,473); Mr. Dougherty ($775,247); Mr. Dochelli ($823,153) and Ms. Tomko ($741,552). The value of each Essendant PSU, performance unit, RSUs and restricted stock award held by the named executive officers as of the presumed closing date of May 15, 2018 is calculated based on a per share value of $9.21, which was Essendant’s average closing market price over the first five business days following the first public announcement of the Merger, as required by Item 402(t) of Regulation S-K.

Name	Value of PSU Payments ($)	Value of Performance Unit Payments ($)	Value of Restricted Stock Payments ($)
Richard D. Phillips	$1,794,062	$2,000,000	$1,623,382
Janet H. Zelenka	$811,788	$—	$723,271
Keith J. Dougherty	$523,229	$—	$504,036
Harry A. Dochelli	$643,622	$—	$359,061
Carole W. Tomko	$582,404	$—	$318,298

(3)	Perquisites/Benefits. Represents amounts payable under the Essendant Executive Severance Plan for medical benefits continuation and outplacement benefits, as described above under “Interests of Certain Persons in the Merger” for each of the named executive officers other than Mr. Phillips. For Mr. Phillips, represents the value of amounts payable or benefits provided under the terms of his employment agreement, described above under “Interests of Certain Persons in the Merger,” for medical and dental benefits continuation, life and disability insurance premiums and career transition assistance services. Each of these amounts is a “double trigger” payment in that it is payable upon a qualifying termination of the named executive officer’s employment following a change in control.

Regulatory Approvals

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to:

•	promptly obtain all authorizations, consents, orders and approvals of all governmental authorities that are or become necessary for its execution and delivery of, and the performance of its obligations under, the Merger Agreement and other Transaction Documents;

•	cooperate fully with the other parties in obtaining all such authorizations, consents, orders and approvals; and

•	provide information reasonably requested by governmental authorities in connection with the Transactions.

Each party to the Merger Agreement has also agreed to promptly make its respective filings and notifications under the HSR Act and under any other antitrust or competition laws under which filing is required or under which the parties mutually determine that filing is advisable with respect to the Transactions and to supply as promptly as practicable to the appropriate governmental authorities any additional information that may be requested pursuant to the HSR Act or such other laws. The parties made their respective filings with the FTC under the HSR Act on May 2, 2018. On June 1, 2018, the FTC extended the waiting period by requesting a Second Request. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after certification of substantial compliance by the parties with such request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. Essendant and GPC are required to split the cost of all filing or notice fees in connection with the filings and notifications described in this paragraph.

In addition, each party to the Merger Agreement has agreed to use reasonable best efforts to avoid or eliminate impediments under the HSR Act or any other antitrust, competition or trade regulation law that may be asserted by any governmental authority or any other person so as to enable the parties to the Merger Agreement to consummate the Transactions as promptly as practicable. However, no party is required to (1) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of any assets, properties or businesses or (2) undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material and adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of such party.

In addition, the Merger Agreement provides that each party to the Merger Agreement shall, and shall cause its affiliates to, use its reasonable best efforts to defend through litigation on the merits any proceeding by any governmental authority or any other person to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the Merger prior to the termination date of the Merger Agreement.

Each party to the Merger Agreement has agreed that it will not, and will cause its affiliates not to, enter into any transaction or agreement to effect any transaction that could be reasonably expected to make it more difficult, or increase the time required, to (1) obtain the expiration or termination of the waiting period under the HSR Act or any other antitrust, competition or trade regulation law applicable to the Transactions, (2) avoid the entry of, the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order that could reasonably be expected to materially delay or prevent the consummation of the Transactions, or (3) obtain all authorizations, consents, orders and approvals of governmental authorities necessary or mutually determined as advisable for the consummation of the Transactions.

See “The Merger Agreement—Conduct of Business Pending the Merger—Regulatory Matters.”

Listing

Essendant will make an application to Nasdaq for the listing of the shares of Essendant common stock to be issued in connection with the Merger and agreed to use reasonable best efforts to cause such listing application to be approved. It is a condition to the obligation of the parties to consummate the Merger that the shares of Essendant common stock to be issued in connection with the Merger have been approved for listing on Nasdaq.

Federal Securities Law Consequences; Resale Restrictions

Essendant common stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (“Securities Act”), except for shares issued to any GPC shareholder who may be deemed to be an “affiliate” of Essendant for purposes of Rule 145 under the Securities Act.

Accounting Treatment of the Merger

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Essendant in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•	The composition of the senior management of the combined entity. In this case, the Chief Executive Officer and Chief Financial Officer of Essendant immediately following the Merger will consist of the President and Chief Executive Officer and Chief Financial Officer of Essendant immediately prior to consummation of the Merger. The current President and Chief Executive Officer of the SPR Business will become Essendant’s Chief Operating Officer following the completion of the Transactions.

•	The composition of the governing body of the combined entity. In this case, the Essendant Board immediately following the Merger will be composed of four members designated by Essendant (including leadership through its Chairman), four members designated by GPC and four members to be mutually agreed between Essendant and GPC. The Essendant Board shall take all such actions as may be necessary to ensure that at least one of each type of designee is appointed to serve on each committee of the Essendant Board.

•	The relative voting interests in the combined entity after the combination. In this case, immediately following the Merger, shareholders of GPC, the sole stockholder of SpinCo, are expected to receive approximately 51% of Essendant’s issued and outstanding common stock on a fully diluted basis and Essendant stockholders are expected to own the remaining approximately 49% of Essendant’s issued and outstanding common stock on a fully diluted basis.

•	The relative size (measured in, for example, assets, revenues, or earnings), is significantly larger prior to the Merger. In this case, for each of the three fiscal years immediately prior to the Merger, Essendant’s assets, net financial sales and adjusted earnings before interest, taxes, depreciation and amortization were larger.

Essendant’s management has determined that Essendant represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, Essendant will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the SPR Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Rights of Appraisal

Essendant and SpinCo stockholders and GPC shareholders will not be entitled to exercise appraisal or dissenters’ rights under the DGCL or the Georgia Business Corporation Code (the “GBCC”) in connection with the Separation, the Distribution or the Merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER

The following is a discussion of U.S. federal income tax consequences of the Distribution and the Merger to U.S. Holders (as defined below) of GPC common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this registration statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of GPC common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

This discussion assumes that U.S. Holders of GPC common stock hold such stock as a capital asset (generally, assets held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances, including alternative minimum tax consequences and the potential application of the provisions of the Code known as the Medicare contribution tax, or to a U.S. Holder subject to special rules, such as:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts;

•	regulated investment companies or mutual funds;

•	dealers and brokers in stocks and securities or currencies;

•	traders in securities that use a mark-to-market method of tax accounting;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received GPC common stock as compensation for the performance of services;

•	holders of options, restricted units or bonus units granted under any GPC benefit plan;

•	persons that hold GPC common stock as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction for U.S. federal income tax purposes;

•	S-corporations or other pass-through entities (or investors in S-corporations or other pass-through entities);

•	persons whose “functional currency” is not the U.S. Dollar; and

•	U.S. expatriates.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal tax purposes, holds GPC common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding GPC common stock should consult its own tax advisor.

This discussion of material U.S. federal income tax consequences does not address all potential U.S. federal income tax consequences of the Distribution and the Merger, including consequences that may depend on individual circumstances. In addition, it does not address any estate or gift or other non-income tax consequences or any foreign, state or local tax consequences of the Distribution and the Merger. Each holder of GPC common stock should consult its own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Distribution and the Merger to such holder.

The Distribution

The Distribution is expected to be treated as a distribution to U.S. Holders of GPC common stock pursuant to Section 355(a) of the Code. However, the obligation of the parties to consummate the Transactions is not conditioned upon the receipt of an opinion from tax counsel with respect to the tax treatment of the Distribution, nor have the parties applied for a ruling from the IRS. There can be no assurance that the IRS will not successfully assert that the Distribution is a taxable transaction, and that a court will not sustain such assertion, which could result in tax being incurred by GPC shareholders.

If the Distribution is treated as a distribution pursuant to Section 355(a) of the Code, then the Distribution will have the following U.S. federal income tax consequences:

•	U.S. Holders of GPC common stock will not recognize income, gain or loss upon the receipt of SpinCo common stock;

•	the aggregate tax basis of the shares of SpinCo common stock (including fractional shares) distributed to a U.S. Holder of GPC common stock will be determined by allocating the aggregate tax basis of such U.S. Holder in the shares of GPC common stock with respect to which the pro rata distribution is made between such GPC common stock and the SpinCo common stock received in proportion to the relative fair market values of such common stock immediately following the Distribution; and

•	the holding period of shares of SpinCo common stock received (including any fractional shares of SpinCo common stock) by a U.S. Holder of GPC common stock will include the holding period at the time of the Distribution of the shares of GPC common stock with respect to which the shares of SpinCo common stock are received.

In general, if the Distribution were not to qualify as a tax-free distribution within the meaning of Section 355(a) of the Code, the Distribution would be treated as a taxable dividend to holders of GPC common stock in an amount equal to the fair market value of the SpinCo common stock received, to the extent of such holder’s ratable share of GPC’s current or accumulated earnings and profits. Generally, in such event, a U.S. Holder’s tax basis in the shares of SpinCo common stock received in the Distribution would equal their fair market value as of the date of the Distribution, and such holder’s holding period with respect to such shares would begin on the day after the Distribution.

The Merger

The Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the obligation of the parties to consummate the Transactions is not conditioned upon the receipt of an opinion from tax counsel with respect to the tax treatment of the Merger, nor have the parties applied for a ruling from the IRS. There can be no assurance that the IRS will not successfully assert that the Merger is a taxable transaction, and that a court will not sustain such assertion, which could result in tax being incurred by GPC shareholders.

If the Merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code and subject to the limitations and qualifications described herein, in general, for U.S. federal income tax purposes:

•	U.S. Holders of SpinCo common stock will not recognize income, gain or loss upon the receipt of Essendant common stock in the Merger;

•	the aggregate tax basis of Essendant common stock received by a U.S. Holder of SpinCo common stock in the Merger (including fractional shares of Essendant common stock treated as received and sold as described below) will be the same as the aggregate tax basis of the SpinCo common stock for which it is exchanged;

•	the holding period of Essendant common stock received in exchange for shares of SpinCo common stock (including fractional shares of Essendant common stock treated as received and sold as described below) will include the holding period of the SpinCo common stock for which it is exchanged;

•	a U.S. Holder of SpinCo common stock who receives cash in lieu of a fractional share of Essendant common stock will be treated as having received the fractional share pursuant to the Merger and then as having sold that fractional share for cash. As a result, such U.S. Holder of SpinCo common stock will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in his, her or its fractional share, determined as set forth above; and

•	any gain or loss recognized by a U.S. Holder described above will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the Merger, the holder’s holding period for the relevant shares is greater than one year. For U.S. Holders of SpinCo common stock that are non-corporate U.S. Holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

In general, if the Merger were not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders would be required to recognize gain or loss equal to the difference, if any, between their adjusted tax basis in the SpinCo common stock surrendered in the Merger and an amount equal to the fair market value of the shares of Essendant common stock received in the Merger, plus any cash received in lieu of fractional shares. Generally, in such event, a U.S. Holder’s tax basis in the shares of Essendant common stock received in the Merger would equal their fair market value as of the date of the Merger, and such holder’s holding period with respect to such shares would begin on the day after the Merger.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of GPC (by vote or value) and who receive SpinCo common stock pursuant to the Distribution and holders who own at least one percent of the total outstanding stock of SpinCo and who receive Essendant common stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. GPC and/or SpinCo will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a U.S. Holder of SpinCo common stock in lieu of a fractional share of Essendant common stock in the Merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, dated as of April 12, 2018, which is an exhibit to this proxy statement/prospectus-information statement. Stockholders of Essendant and shareholders of GPC are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Essendant stockholders and GPC shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Essendant, Merger Sub, GPC or SpinCo. Information about Essendant, Merger Sub, GPC and SpinCo can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated into this proxy statement/prospectus-information statement.

The Merger Agreement contains representations and warranties of Essendant and Merger Sub that are solely for the benefit of GPC and SpinCo and representations and warranties of GPC and SpinCo that are solely for the benefit of Essendant and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, stockholders of Essendant and shareholders of GPC should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and stockholders of Essendant and shareholders of GPC should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Essendant and GPC and their subsidiaries that the respective companies include in this proxy statement/prospectus-information statement and in other reports and statements they file with the SEC.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into SpinCo. As a result of the Merger, the separate corporate existence of Merger Sub will terminate, and SpinCo will continue as the surviving corporation as a wholly owned subsidiary of Essendant. In accordance with the DGCL, SpinCo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation and bylaws of SpinCo in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of SpinCo following completion of the Merger.

Under the terms of the Merger Agreement, the directors of Merger Sub before the Merger will be the initial directors of SpinCo after the Merger, and the officers of SpinCo before the Merger will be the initial officers of SpinCo after the Merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place as promptly as practicable, but in no event later than the later of (i) the third business day after all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of those conditions at closing) have been satisfied or, where permissible under applicable law, waived and (ii) the earlier of the (a) date during a marketing period for the indebtedness to be incurred in connection with the Transactions specified by Essendant on no less than two business days’ notice to

GPC and (b) the first business day following the final day of such marketing period, subject, in the case of each of the above clauses (a) and (b), to the continued satisfaction or written waiver (where permissible under applicable law) of all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of those conditions at closing), unless another date, time or place is agreed to in writing by Essendant and GPC. Under the Separation Agreement, the Distribution will occur on the same day as and prior to the closing of the Merger.

At the closing of the Merger, SpinCo and Merger Sub will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as Essendant and SpinCo agree and specify in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of SpinCo common stock will be automatically converted into the right to receive one share of Essendant common stock. After giving effect to the issuance of SpinCo shares to GPC under the Separation Agreement and the distribution of SpinCo shares to the shareholders of GPC in the Distribution, it is expected that shareholders of GPC following the Distribution will collectively hold approximately 51% of the shares of Essendant common stock on a fully diluted basis immediately following the Merger.

No fractional shares of Essendant common stock will be issued pursuant to the Merger. All fractional shares of Essendant common stock that a GPC shareholder entitled to shares of SpinCo common stock in the Distribution would otherwise be entitled to receive as a result of the Merger will be aggregated by an exchange agent, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will make available the net proceeds of the sale, after deducting any required agent fees, on a pro rata basis, without interest, as soon as practicable following the Merger to the GPC shareholders entitled to shares of SpinCo common stock in the Distribution that would otherwise be entitled to receive such fractional shares of Essendant common stock pursuant to the Merger.

The merger consideration and any cash in lieu of fractional shares paid in connection with the Merger will be reduced by any applicable tax withholding.

Distribution of Per Share Merger Consideration

Prior to the effective time of the Merger, Essendant will deposit in a reserve account with an exchange agent, book-entry authorizations representing shares of Essendant common stock for the benefit of the GPC shareholders entitled to shares of SpinCo common stock in the Distribution and for distribution in the Merger upon conversion of the SpinCo common stock. At the effective time of the Merger, all issued and outstanding shares of SpinCo common stock will be automatically converted into the right to receive shares of Essendant common stock as described above under “—Merger Consideration.” Immediately thereafter, the exchange agent will distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution book-entry authorizations representing the number of whole shares of Essendant common stock that such shareholder is entitled to receive in the Merger. The exchange agent will also distribute to each GPC shareholder entitled to shares of SpinCo common stock in the Distribution and who would otherwise be entitled to a fractional shares of Essendant common stock in connection with the Merger, cash in lieu of fractional shares of Essendant common stock as described above under “—Merger Consideration.” See “—Distributions With Respect to Shares of Essendant common stock after the effective time of the Merger” below for a discussion of other distributions with respect to shares of Essendant common stock.

Treatment of GPC Equity Awards

The terms of the Merger Agreement provide that all GPC stock appreciation rights (“GPC SARs”) held by an employee of the SPR Business that were granted in 2015, 2016 or 2017 will be converted into stock appreciation rights of Essendant (“Essendant SARs”) on the same terms and conditions that governed such GPC SARs immediately prior to the closing of the Merger, except that the number of shares of Essendant stock that will be subject to the Essendant SARs will be equal to the number of shares of GPC common stock subject to the GPC SAR immediately prior to the effective time of the Merger multiplied by an equity conversion ratio (as set forth in the Merger Agreement), and the per share exercise price for the shares of Essendant shares issuable upon exercise of such Essendant SARs will be equal to the quotient obtained by dividing the exercise price per share of GPC common stock applicable to the GPC SAR by the equity conversion ratio set forth under the Merger Agreement.

All outstanding GPC restricted stock units, both time-based and performance-based, (“GPC RSUs”) held by an employee of the SPR Business immediately prior to the closing of the Merger will be converted into restricted stock units of Essendant (“Essendant RSUs”) on the same terms and conditions that governed the GPC RSUs immediately prior to the closing of the Merger, except that the number of shares of Essendant common stock into which each GPC RSU will be converted will be the number of GPC RSUs as of immediately prior to the closing of the Merger, multiplied by the equity conversion ratio set forth in the Merger Agreement, provided that (i) with respect to GPC RSUs for which the applicable performance period remains in effect immediately prior to the closing of the Merger, the performance will be measured based on actual performance through the closing date for purposes of determining the number of GPC RSUs outstanding as of immediately prior to the effective time of the Merger that will convert into Essendant RSUs, and (ii) with respect to any GPC RSUs for which an applicable performance period has ended as of immediately prior to the closing of the Merger, performance will be measured based on actual performance through the end of the applicable performance period for purposes of determining the number of GPC RSUs outstanding as of immediately prior to the closing of the Merger that will convert to Essendant RSUs.

Distributions With Respect to Shares of Essendant Common Stock After the Effective Time

No dividend or other distributions declared or made after the effective time of the Merger with respect to Essendant common stock will be paid with respect to any shares of Essendant common stock that are not able to be distributed promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of abandoned property, escheat or other applicable laws, following the distribution of any previously undistributed shares of Essendant common stock, the following amounts will be paid to the record holder of such shares of Essendant common stock, without interest:

•	at the time of the distribution of such previously undistributed shares, the amount of cash payable in lieu of fractional shares of Essendant common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of Essendant common stock; and

•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such whole shares of Essendant common stock and a payment date subsequent to the distribution of such whole shares of Essendant common stock.

Termination of Exchange Fund; No Liability

Any portion of the amounts deposited with the exchange agent under the Merger Agreement that remains undistributed to the former stockholders of SpinCo on the one-year anniversary of the effective time of the Merger will be delivered to Essendant, and any GPC shareholders entitled to shares of SpinCo common stock in the Distribution who have not received shares of Essendant common stock as described above may thereafter look only to Essendant for payment of the shares of Essendant common stock as merger consideration under the Merger Agreement or cash in lieu of fractional shares with respect to Essendant common stock (subject to any abandoned property, escheat or similar law).

Pursuant to the Merger Agreement, none of Essendant, GPC, SpinCo, Merger Sub, the surviving corporation or the exchange agent will be liable to any person for any portion of the book-entry shares of Essendant common stock deposited by Essendant with the exchange agent or any cash delivered to a public official in accordance with any applicable abandoned property, escheat or similar law.

Withholding Rights

Each of GPC, SpinCo, the exchange agent and Essendant are entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of the Merger Agreement as having been paid to the persons otherwise entitled thereto in respect of which such deduction and withholding was made.

Stock Transfer Books; No Appraisal Rights

From and after the effective time of the Merger, the stock transfer books of SpinCo will be closed and there will be no further registration of transfers of SpinCo common stock thereafter on the books or records of SpinCo. In addition, pursuant to Section 262 of the DGCL, no appraisal rights will be available to SpinCo stockholders in connection with the Merger.

Post-Closing Essendant Board and Committees

The Merger Agreement provides that the Essendant Board will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the Essendant Board to consist of twelve directors, comprised of:

•	four directors designated by Essendant (the “Essendant Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2), (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules and (iv) one shall be the Chairman of the Essendant Board;

•	four directors designated by GPC (the “GPC Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules; and

•	four directors mutually agreed between Essendant and GPC (the “Joint Board Designees”), of whom (i) four shall be Class III directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules.

The Essendant Board shall take all such action as may be necessary to ensure that at least one each of such Essendant Board Designee, GPC Board Designee and Joint Board Designee is appointed to serve on each committee of the Essendant Board, subject in all events to the requirements of the SEC, Nasdaq and all other Applicable Laws. The Essendant Board Designees, GPC Board Designees and Joint Board Designees have not yet been determined by Essendant and/or GPC.

Post-Closing Essendant Management

Essendant’s current President and Chief Executive Officer, Richard D. Phillips, and current Chief Financial Officer, Janet H. Zelenka, will continue in their roles following the completion of the Transactions. The current President and Chief Executive Officer of the SPR Business, Rick Toppin, will become Essendant’s Chief Operating Officer following the completion of the Transactions. Additional leadership roles will be mutually agreed by Essendant and GPC.

Until the completion of the Transactions, Essendant and GPC shall consult from time to time regarding the roles and responsibilities of other members of Essendant’s management following completion of the Transactions, and such roles and responsibilities shall be mutually agreed between Essendant and GPC.

Post-Closing Essendant Headquarters

After the completion of the Transactions, Essendant will maintain dual headquarters in Deerfield, Illinois and Atlanta, Georgia.

Stockholders’ Meeting

Under the terms of the Merger Agreement, Essendant is required to, as soon as practicable following the date on which the SEC has cleared the effectiveness of this proxy statement/prospectus-information statement, call a meeting of its stockholders for the purpose of voting upon the Share Issuance. Essendant is required to solicit proxies from its stockholders in favor of the approval of the Share Issuance and to take all other action reasonably necessary or advisable to secure the approval of Essendant’s stockholders of the Share Issuance.

Representations and Warranties

In the Merger Agreement, each of Essendant and Merger Sub has made representations and warranties to GPC and SpinCo relating to Essendant, Merger Sub and their business as of the date of the Merger Agreement, and each of GPC and SpinCo has made representations and warranties to Essendant and Merger Sub relating to GPC, SpinCo and their business as of the date of the Merger Agreement. These representations and warranties relate to, among other things:

•	each party’s and its affiliates’ due incorporation, valid existence, good standing and authority to carry on its business;

•	authority to enter into and perform obligations under the Merger Agreement (and other Transaction Documents);

•	capital structure;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	board and stockholder approvals obtained or required in connection with the Transactions;

•	governmental consents and approvals;

•	financial statements and the financings contemplated by the SpinCo Commitment Letter or the Essendant Commitment Letter, as applicable;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	accuracy of information supplied for use in this document and certain other disclosure documents to be filed with the SEC in connection with the Transactions;

•	compliance with applicable laws;

•	intellectual property matters;

•	interests in real property;

•	employee benefit and labor matters;

•	tax matters;

•	material contracts;

•	environmental matters;

•	title to assets;

•	payment of fees to brokers or finders in connection with the Transactions; and

•	operations and purpose of SpinCo and Merger Sub, as applicable.

Essendant and Merger Sub also made representations and warranties to GPC and SpinCo relating to the receipt by the Essendant Board of an opinion of Essendant’s financial advisor, the required vote of Essendant stockholders on the transactions contemplated by the Merger Agreement, including the Share Issuance, and the absence of any stockholder rights plan, anti-takeover plan or other similar device of Essendant in effect. GPC also made representations and warranties to Essendant relating to the sufficiency of SpinCo’s assets as well as the relationships between the SPR Business and GPC and any obligations between SpinCo and GPC following the closing of the Merger.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Essendant, GPC or SpinCo, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means, with respect to Essendant, any event, circumstance, change in or effect on Essendant and its subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of Essendant and its subsidiaries, taken as a whole and, with respect to SpinCo, any event, circumstance, change in or effect on the SPR Business that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or the financial condition of the SPR Business taken as a whole. However, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:

•	events, circumstances, trends, changes or effects that generally affect the industries or segments in which Essendant and its subsidiaries or its customers, or the SPR Business or its customers, as applicable, operate, including legal and regulatory changes;

•	general business, economic, or political conditions (or changes therein);

•	events, circumstances, changes or effects affecting the financial, credit or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates;

•	other than for purposes of certain specified representations and warranties, events, circumstances, changes or effects arising out of, or attributable to, the announcement of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement, the Separation Agreement (in the case of SpinCo), any ancillary agreement or the identity of Essendant (in the case of a material adverse effect on the SPR Business) or GPC (in the case of a material adverse effect on Essendant and its subsidiaries), including with respect to employees, customers, suppliers, distributors, financing sources, landlords, licensors or licensees;

•	events, circumstances, changes or effects arising out of, or attributable to, strikes, slowdowns, lockouts or work stoppages (pending or threatened);

•	events, circumstances, changes or effects arising out of, or attributable to, acts of armed hostility, sabotage, terrorism or war (whether or not declared), including any escalation or worsening thereof;

•	events, circumstances, changes or effects arising out of, or attributable to, earthquakes, hurricanes, tsunamis, tornadoes, floods or other natural disasters, weather-related conditions, explosions or fires, or any force majeure events;

•	events, circumstances, changes or effects arising out of, or attributable to, changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or applicable law or the interpretation or enforcement thereof;

•	events, circumstances, changes or effects arising out of, or attributable to, the failure to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period (but not, in each case, the underlying cause or factors contributing to, any such changes); or

•	events, circumstances, changes or effects arising out of, or attributable to, any change in the stock price or trading volume of the stock of Essendant or GPC, as applicable (but not, in each case, the underlying cause or factors contributing to, any such changes).

Notwithstanding the foregoing, none of the categories of exclusions described in the first, second, third, fifth, sixth, seventh or eighth bullets above will apply to the extent that such event, circumstance, change or effect has a materially disproportionate effect on Essendant’s and its subsidiaries’ business, taken as a whole, or the SPR Business, taken as a whole, as compared with other participants in the industries in which they operate.

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of Essendant and GPC (with respect to SpinCo and the SPR Business) has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents (including with respect to the Internal Reorganization), required by applicable law or consented to by the other party thereto (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will use reasonable best efforts to (i) conduct the SPR Business or the business of Essendant and its subsidiaries, as the case may be, in the ordinary course in all material respects; and (ii) preserve intact in all material respects the business organization and assets of such business, including by using reasonable best efforts to (a) keep available the services of their key employees and (b) preserve the goodwill and current relationships with customers, suppliers and other persons with which the they have business relations.

In addition, Essendant has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law, or consented to by GPC (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in Essendant’s disclosure schedules to the Merger Agreement, Essendant will not, and will cause its subsidiaries not to, take any of the following actions:

•	issue, sell, pledge or dispose of, grant or permit an encumbrance to exist on, or authorize any issuance, sale, pledge or disposition of or granting or placing of an encumbrance on, any shares of capital stock or other ownership interests of Essendant or any of its subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or ownership interests, other than, as applicable, (1) a transaction by a wholly-owned subsidiary of Essendant which remains a wholly-owned subsidiary of Essendant after consummation of such transaction, (2) upon the exercise or settlement of, or as otherwise required by, any equity awards outstanding on the date of the Merger Agreement and in accordance with their terms in effect on the date of the Merger Agreement or thereafter granted in the ordinary course of business, or (3) pursuant to the Share Issuance;

•	sell, pledge or dispose of, grant or permit an encumbrance to exist on or authorize the sale, pledge or disposition of any material assets of the businesses of Essendant and its subsidiaries, except in the ordinary course of business and consistent with past practice, for dispositions of obsolete or worn-out assets or for certain permitted encumbrances, including encumbrances to secure certain indebtedness permitted to be incurred under the Merger Agreement;

•	amend or restate the articles or certificate of incorporation or bylaws (or similar organizational documents) of Essendant or any of its material subsidiaries (other than immaterial amendments to any such subsidiary’s organizational documents);

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or property, with respect to any of its capital stock, except for (1) the declaration and payment by Essendant of regular quarterly cash dividends of no more than $0.14 per share of Essendant common stock per quarter (adjusted to appropriately reflect the effect of any stock split, reverse stock split, recapitalization or other like change with respect to Essendant common stock) and (2) dividends or distributions by any wholly-owned subsidiary of Essendant;

•	acquire or dispose of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof other than acquisitions or investments not exceeding $50,000,000 in the aggregate or dispositions not exceeding $15,000,000 in the aggregate;

•	make any loans or advances or capital contribution to, or investment in, any person other than Essendant or any of its subsidiaries;

•	(1) grant any increase in the base salaries, target bonus opportunity, or other benefits payable by Essendant or its subsidiaries to any of its employees, (2) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any Essendant employee benefit plan, (3) adopt any collective bargaining agreements or similar labor agreements or arrangements or (4) enter into or amend any employment, consulting, change in control, transaction-related bonus, retention, severance or termination agreement with any Essendant employee, other than, in the case of (1), (2) and (3), (A) as required by applicable law, (B) as required by any Essendant employee benefit plan or Essendant collective bargaining agreement or agreement with works councils or similar employee representative bodies, (C) grants of equity or equity-based awards pursuant to Essendant’s equity compensation plans as set forth in Essendant’s disclosure schedules to the Merger Agreement, (D) in the ordinary course of business consistent with the past practices of Essendant or its subsidiaries (including in the context of new hires or promotions based on job performance or workplace requirements), or (E) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of Essendant and/or its subsidiaries;

•	change any accounting method, practice or policy used by Essendant as it relates to the businesses of Essendant and its subsidiaries, other than changes required by GAAP, applicable law or a governmental authority;

•	other than in the ordinary course of business and consistent with past practice or as required by applicable law, (1) make a change (or file any such change) in any method of tax accounting or any annual tax accounting period, (2) make, change or rescind any tax election, (3) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (4) file any amended tax return or claim for refund, (5) enter into any closing agreement relating to taxes, or (6) waive or extend the statute of limitations in respect of taxes, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to SpinCo, GPC or Essendant or any of their subsidiaries;

•

incur, guarantee, assume or otherwise become responsible for any indebtedness for borrowed money other than (1) indebtedness incurred under Essendant’s current credit facilities, (2) indebtedness solely between or among Essendant and its subsidiaries, (3) refinancings, replacements, extensions and renewals of existing indebtedness entered into in the ordinary course of business consistent with past practice, (4) indebtedness incurred in connection with the Transactions, (5) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice and (6) guarantees made by Essendant in respect of the obligations of any of its subsidiaries;

•	commence or settle any claim, action or proceeding before a governmental authority, other than (1) in the ordinary course of business and consistent with past practice and (2) settlements that result solely in monetary obligations that will be satisfied prior to the effective time of the Merger and/or customary confidentiality obligations;

•	other than in the ordinary course of business and consistent with past practice, materially amend (other than an extension), cancel or terminate any material contract or material intellectual property license;

•	fail to exercise any rights of renewal with respect to any material real property lease unless Essendant determines in good faith that a renewal would not be in its best interests;

•	abandon, disclaim, sell, assign or grant any security interest in any material intellectual property of Essendant and its subsidiaries, including failing to make filings or recordings and failing to pay required fees and taxes, except in the ordinary course of business and consistent with past practice;

•	grant to any third-party any exclusive license, enter into any covenant not to sue or disclose to any person any trade secret or confidential information with respect to any material intellectual property of Essendant and its subsidiaries, except in the ordinary course of business and consistent with past practice;

•	fail to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the business of Essendant and its subsidiaries; or

•	enter into any agreement to do any of the foregoing.

In addition, from the date of the Merger Agreement until the effective time of the Merger, Essendant will, and will cause each of its subsidiaries to, (i) prepare and timely file all tax returns that it is required to file, (ii) timely pay all taxes due and payable on such tax returns, and (iii) promptly notify GPC of any notice of any material claim, action or proceeding, or any audit, in respect of any tax matters (or any significant developments with respect to ongoing claims, actions, proceedings or audits).

GPC has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law or consented to by Essendant (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in GPC’s disclosure schedules to the Merger Agreement, GPC will not, and will cause its subsidiaries not to, to the extent relating to the SPR Business, and GPC will cause SpinCo and its subsidiaries not to, take any of the following actions:

•	issue, sell, pledge or dispose of, grant or permit an encumbrance to exist on, any shares of capital stock or other ownership interests of SpinCo or its subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or ownership interest (including any phantom interest);

•	sell, pledge or dispose of, grant or permit an encumbrance to exist on, any material assets of the SPR Business, except (1) in the ordinary course of business and consistent with past practice, (2) for dispositions of obsolete or worn-out assets, (3) for certain permitted encumbrances or (4) for encumbrances securing indebtedness incurred to the extent permitted by the Merger Agreement;

•	amend or restate the articles or certificate of incorporation or bylaws (or similar organizational documents) of SpinCo or any other subsidiary of GPC that GPC will contributed to SpinCo in connection with the Internal Reorganization, other than to change its name;

•	adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of SpinCo or any other subsidiary of GPC that GPC will contributed to SpinCo in connection with the Internal Reorganization;

•	acquire or dispose of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof other than acquisitions or investments not exceeding $50,000,000 in the aggregate or dispositions not exceeding $15,000,000 in the aggregate;

•	make any loans or advances or capital contribution to, or investment in, any person other than SpinCo or any other subsidiary of GPC that GPC will contributed to SpinCo in connection with the Internal Reorganization;

•	subject to certain exceptions, (1) grant any increase in the base salaries, target bonus opportunity, or other benefits payable by GPC or its affiliates to any employee of SpinCo or its subsidiaries, (2) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any GPC employee benefit plan as it relates to any employee of SpinCo or its subsidiaries, (3) adopt any collective bargaining agreements or similar labor agreements or arrangements, or (4) enter into or amend any employment, consulting, change in control, transaction-related bonus, retention, severance or termination agreement with any employee of SpinCo or its subsidiaries, other than, in the case of (1), (2) and (3), (A) as required by law, (B) as required by any GPC employee benefit plan or any collective bargaining agreement or agreement with works councils or similar employee representative bodies, (C) grants of equity or equity-based awards pursuant to GPC’s equity compensation plans as set forth in GPC’s disclosure schedules to the Merger Agreement, (D) in the ordinary course of business consistent with the past practices of GPC or its affiliates (including in the context of new hires or promotions based on job performance or workplace requirements), or (E) to the extent undertaken to implement a program that affects all similarly situated employees of GPC and/or its affiliates and does not disproportionately increase the compensation and benefits of the employee of SpinCo or its subsidiaries compared to such other similarly situated employees; and other than, in the case of (4), the entry into retention agreements with up to a specified number of SpinCo employees;

•	waive or remove any material restriction applicable to any employee of SpinCo or its subsidiaries under any GPC employee benefit plan, other than any waiver that affects all similarly situated employees of GPC and/or its affiliates and which does not (A) disproportionately increase the compensation and benefits of any employees of SpinCo or its subsidiaries relative to such other similarly situated employees or (B) relate to any material confidentiality obligations or non-compete restrictions applicable to such employee of SpinCo or its subsidiaries;

•	change any accounting method, practice or policy used by GPC as it relates to the SPR Business, other than changes required by GAAP, applicable law or a governmental authority;

•	other than in the ordinary course of business and consistent with past practice or as required by applicable law, (1) make a change (or file any such change) in any method of tax accounting or any annual tax accounting period, (2) make, change or rescind any tax election, (3) settle or compromise any tax liability or consent to any tax claim or tax assessment, (4) file any amended tax return or claim for refund, (5) enter into any closing agreement relating to taxes, or (6) waive or extend the statute of limitations in respect of taxes, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to SpinCo, Essendant or any of subsidiary of SpinCo;

•	incur, guarantee, assume or become responsible for any indebtedness of SpinCo or its subsidiaries for borrowed money other than (1) indebtedness solely between or among GPC-affiliated entities that will be repaid prior to the Distribution, (2) the new debt to be incurred by SpinCo in connection with the Transactions and the issuance of the shares of SpinCo common stock, (3) indebtedness solely between or among any of subsidiaries of SpinCo, (4) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice and (5) guarantees made by SpinCo or its subsidiaries in respect of the obligations of SpinCo or any of its other subsidiaries;

•	commence or settle any claim, action or proceeding before a governmental authority, other than (1) in the ordinary course of business and consistent with past practice and (2) settlements that result solely in monetary obligations that will be satisfied prior to the effective time of the Merger and/or customary confidentiality obligations;

•	other than in the ordinary course of business and consistent with past practice, materially amend (other than an extension), cancel or terminate any material contract or material intellectual property license;

•	fail to exercise any rights of renewal with respect to any material real property lease unless SpinCo determines in good faith that a renewal would not be in its best interests;

•	abandon, disclaim, sell, assign or grant any security interest in any material intellectual property of the SPR Business, including failing to make filings or recordings and failing to pay required fees and taxes, except in the ordinary course of business and consistent with past practice;

•	grant to any third-party any exclusive license, enter into any covenant not to sue or disclose to any person any trade secret or confidential information with respect to any material intellectual property of the SPR Business, except in the ordinary course of business and consistent with past practice;

•	fail to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the business of the SPR Business;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	amend or modify the Internal Reorganization or fail to implement the Internal Reorganization consistent with the Separation Agreement, except in each case as otherwise permitted under the terms of the Separation Agreement;

•	transfer internally or change the responsibilities of any individual, including any employee of GPC or its affiliates, in a manner that would affect whether such individual is or is not classified as an employee of SpinCo or its subsidiaries (except as contemplated or required by the Employee Matters Agreement (as defined in the Merger Agreement)); or

•	enter into any agreement to do any of the foregoing.

In addition, from the date of the Merger Agreement until the Distribution, GPC will, and will cause SpinCo and its subsidiaries to, (i) prepare and timely file all tax returns that it is required to file, (ii) timely pay all taxes due and payable on such tax returns, and (iii) promptly notify Essendant of any notice of any material claim, action or proceeding, or any audit, in respect of any tax matters (or any significant developments with respect to ongoing claims, actions, proceedings or audits).

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Transactions. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 129.

SEC Filings

Essendant, GPC and SpinCo agreed to jointly prepare (i) this proxy statement/prospectus-information statement and the registration statement contained herein with respect to the issuance of Essendant common stock pursuant to the Merger and (ii) the registration statement for the distribution of SpinCo common stock in the Distribution, and to use reasonable best efforts to have each registration statement declared effective by the SEC as promptly as practicable after being filed.

Essendant is required under the terms of the Merger Agreement to use its reasonable best efforts to mail this proxy statement/prospectus-information statement to its stockholders as promptly as practicable after the SEC declares this proxy statement/prospectus-information statement effective.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to:

•	promptly obtain all authorizations, consents, orders and approvals of all governmental authorities that are or become necessary for its execution and delivery of, and the performance of its obligations under, the Merger Agreement and other Transaction Documents;

•	cooperate fully with the other parties in obtaining all such authorizations, consents, orders and approvals; and

•	provide information reasonably requested by governmental authorities in connection with the Transactions.

Each party to the Merger Agreement has also agreed to promptly make its respective filings and notifications under the HSR Act and under any other antitrust or competition laws under which filing is required or under which the parties mutually determine that filing is advisable with respect to the Transactions and to supply as promptly as practicable to the appropriate governmental authorities any additional information that may be requested pursuant to the HSR Act or such other laws. The parties made their respective filings with the FTC under the HSR Act on May 2, 2018. On June 1, 2018, the FTC extended the waiting period by requesting a Second Request. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after certification of substantial compliance by the parties with such request unless that period is extended voluntarily by the parties or terminated sooner by the FTC. Essendant and GPC are required to split the cost of all filing or notice fees in connection with the filings and notifications described in this paragraph.

In addition, each party to the Merger Agreement has agreed to use reasonable best efforts to avoid or eliminate impediments under the HSR Act or any other antitrust, competition or trade regulation law that may be asserted by any governmental authority or any other person so as to enable the parties to the Merger Agreement to consummate the Transactions as promptly as practicable. However, no party is required to (1) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of any assets, properties or businesses or (2) undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material and adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of such party.

In addition, the Merger Agreement provides that each party to the Merger Agreement shall, and shall cause its affiliates to, use its reasonable best efforts to defend through litigation on the merits any proceeding by any governmental authority or any other person to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the Merger prior to the termination date of the Merger Agreement.

Each party to the Merger Agreement has agreed that it will not, and will cause its affiliates not to, enter into any transaction or agreement to effect any transaction that could be reasonably expected to make it more difficult, or increase the time required, to (1) obtain the expiration or termination of the waiting period under the HSR Act or any other antitrust, competition or trade regulation law applicable to the Transactions, (2) avoid the entry of, the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order that could reasonably be expected to materially delay or prevent the consummation of the Transactions, or (3) obtain all authorizations, consents, orders and approvals of governmental authorities necessary or mutually determined as advisable for the consummation of the Transactions.

No Solicitation of Transactions

The Merger Agreement contains detailed provisions restricting Essendant’s ability to seek certain alternative transactions and restricting GPC’s ability to seek alternative transactions with respect to the SPR Business. Under these provisions, Essendant and GPC have each agreed that it will not, and it will cause its affiliates and its affiliates’ respective directors, officers, employees, attorneys, accountants, advisors or agents (each, a “representative”) not to:

•	solicit, initiate, or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to Essendant stockholders or GPC shareholders, as the case may be) with respect to any Competing Essendant Transaction or any Competing SpinCo Transaction (as defined below);

•	enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Essendant Transaction or a Competing SpinCo Transaction, as the case may be;

•	agree to, approve, endorse, recommend or consummate any Competing Essendant Transaction or Competing SpinCo Transaction, as applicable;

•	enter into any agreement relating to a Competing Essendant Transaction or Competing SpinCo Transaction, as applicable; or

•	resolve, propose or agree, or authorize or permit any representative, to do any of the foregoing.

The Merger Agreement provides that the term “Competing Essendant Transaction” means any transaction or series of related transactions (other than the Merger) that constitutes:

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Essendant or any of its subsidiaries, the assets of which represent over 20 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole;

•	any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that represent over 20 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole;

•	any sale, exchange, transfer or other disposition of more than 20 percent of any class of equity securities, or securities convertible into or exchangeable for equity securities, of Essendant;

•	any tender offer or exchange offer that, if consummated, would result in any person or entity becoming the beneficial owner of more than 20 percent of any class of equity securities of Essendant;

•	any other transaction the consummation of which would reasonably be likely to materially impede, interfere with, prevent or delay the Merger; or

•	any combination of the foregoing.

The Merger Agreement provides that the term “Competing SpinCo Transaction” means any transaction or series of related transactions (other than the Merger, the Internal Reorganization and the Distribution, or as

contemplated by the Merger Agreement and the other Transaction Documents executed concurrently with the Merger Agreement, and other than asset sales and transfers in the ordinary course of business) that constitutes:

•	a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, acquisition, sale, transfer or other disposition or similar transaction involving the SPR Business, SpinCo or any subsidiary of SpinCo; or

•	any other transaction the consummation of which would be likely to materially impede, interfere with, prevent or delay the Merger.

Each of Essendant and GPC also agreed to immediately cease or cause to be terminated all existing discussions or negotiations with any person (other than the other party and its affiliates) conducted prior to the execution of the Merger Agreement by such party or any of its representatives with respect to a Competing Essendant Transaction or a Competing SpinCo Transaction, as applicable. Essendant and GPC have each agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or one of its affiliates is a party in connection with a Competing Essendant Transaction or a Competing SpinCo Transaction, as applicable. Essendant and GPC have each also agreed to, to cause their respective subsidiaries and to instruct their respective representatives to, request that each person (other than the other party and its affiliates) that has executed a confidentiality agreement with Essendant in connection with that person’s consideration of a Competing Essendant Transaction or a Competing SpinCo Transaction return or destroy all information required to be returned or destroyed under the terms of the applicable confidentiality agreement and, if requested by the other party, to enforce that person’s obligation to do so.

Under the Merger Agreement, Essendant must promptly (and in any event within 24 hours) notify GPC, orally and in writing, after the receipt of any proposal, inquiry, offer or request with respect to a Competing Essendant Transaction, including any request for discussions or negotiations and any request for information relating to Essendant or any of its affiliates or for access to the business, properties, assets, books or records of Essendant or any of its affiliates. The notice must include the identity of the person making the proposal, inquiry, offer or request and a description of the proposal, inquiry, offer or request, including in reasonable detail any terms and conditions of the proposed Competing Essendant Transaction, and Essendant must also promptly (and in any event within 24 hours) provide to GPC copies of any written materials received by Essendant in connection with any of the foregoing. Essendant has agreed that it will keep GPC reasonably informed of the status and reasonable details of any proposal, inquiry, offer or request and any information requested of or provided by Essendant. Essendant has also agreed that it will substantially simultaneously provide to GPC any nonpublic information concerning Essendant that may be made available to any other person in response to such a proposal, inquiry, offer or request unless such information has previously been provided or made available by Essendant to GPC.

Under the Merger Agreement, GPC has also agreed to promptly (and in any event within 24 hours) notify Essendant after the receipt of any proposal, inquiry, offer or request with respect to a Competing SpinCo Transaction, including any request for discussions or negotiations and any request for information relating to GPC or any of its affiliates with respect to the SPR Business, or for access to the business, properties, assets, books or records of GPC or any of its affiliates with respect to the SPR Business.

Despite the covenants described in foregoing paragraphs in this section, at any time prior to the receipt of the approval of Essendant stockholders for the Share Issuance, Essendant may furnish information to, and enter into discussions and negotiations with, a person (or any of such person’s representatives) who has made a written, bona fide proposal or offer with respect to a Competing Essendant Transaction that did not result from a material breach of the Merger Agreement by Essendant if, prior to furnishing such information and entering into such discussions, the Essendant Board has:

•	determined, in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel) that the proposal or offer constitutes, or is reasonably likely to lead to, a Superior Proposal (which is described in the following paragraph);

•	provided written notice to GPC of its intent to furnish information or enter into discussions with the person at least three business days prior to first taking any such action with respect to any given person; and

•	obtained from the person a confidentiality agreement with confidentiality terms no less favorable to Essendant than those contained in Essendant’s confidentiality agreement with GPC and, promptly upon its execution, delivered to GPC a copy of the confidentiality agreement.

The Merger Agreement provides that the term “Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Essendant Transaction (provided that such Competing Essendant Transaction must involve more than 50 percent of the total revenue or fair market value of the assets of Essendant and its subsidiaries, taken as a whole), on terms and conditions that the Essendant Board determines, in its good faith judgment, after consulting with a financial advisor of internationally recognized reputation and external legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal (including availability of financing, and any changes to the terms of the Merger Agreement proposed by GPC in response to such offer or proposal, or otherwise) to be (1) more favorable from a financial point of view to the stockholders of Essendant than the Merger, and (2) reasonably expected to be consummated.

Board Recommendation

Essendant has agreed in the Merger Agreement that neither the Essendant Board nor any committee thereof will:

•	withdraw, qualify, modify, amend or fail to make, or publicly propose to withdraw, qualify, modify or amend, the Essendant Recommendation;

•	make any public statement or take any action inconsistent with the Essendant Recommendation; or

•	approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt, a Competing Essendant Transaction.

Any of the actions described in the foregoing bullet points constitutes a “Change in Recommendation.”

In addition, notwithstanding such restrictions, if at any time prior to obtaining Essendant stockholder approval of the Share Issuance and in response to an offer or proposal for a Competing Essendant Transaction that did not result from a material breach of the Merger Agreement, the Essendant Board determines in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel) that the offer or proposal is a Superior Proposal, and determines in its good faith judgment, after consulting with its outside legal counsel, that failure to make a Change in Recommendation with respect to the Superior Proposal would be inconsistent with its fiduciary duties to Essendant and the Essendant stockholders under applicable law, then the Essendant Board may (x) make a Change in Recommendation or (y) terminate the Merger Agreement in order to enter into a definitive agreement providing for such Superior Proposal, but only if:

•	Essendant provides written notice to GPC advising GPC that the Essendant Board has received a Superior Proposal promptly after the Essendant Board determines it has received a Superior Proposal, stating that the Essendant Board intends to make a Change in Recommendation or terminate the Merger Agreement and describing in reasonable detail the terms and conditions of the Superior Proposal;

•	GPC does not, within three business days of receipt of the notice of a Superior Proposal described above, make a written offer to revise the terms of the Merger Agreement in a manner that the Essendant Board determines, in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, to be at least as favorable to Essendant stockholders as the Superior Proposal;

•	during the five business day period following delivery of the notice described above, Essendant negotiates in good faith with GPC (to the extent GPC desires to negotiate) regarding any offer or proposal made by GPC to revise the terms of the Merger Agreement; and

•	if there is any amendment to the terms of the Superior Proposal during the five business day period following delivery of the notice described above, Essendant provides a new written notice of the material terms of such amended Superior Proposal giving GPC an additional three business day period to make an offer or proposal to revise the terms of the Merger Agreement in a manner that the Essendant Board determines to be at least as favorable to Essendant stockholders as the Superior Proposal.

Subject to Essendant’s obligations as summarized above, nothing in the Merger Agreement prohibits Essendant or the Essendant Board from (1) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (2) making any disclosure to its stockholders if the Essendant Board determines in good faith, after consultation with its outside legal counsel, that its failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law; provided, however, that any such disclosure (other than issuance of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Essendant Board with respect to the Merger Agreement or an acquisition proposal will be deemed to be a Change in Recommendation unless the Essendant Board in connection with such communication publicly states that its recommendation with respect to the Merger Agreement has not changed.

The Merger Agreement also provides that the Essendant Board is not prohibited from making a Change in Recommendation under certain circumstances if there is a material development or change in circumstances that was not known or, with respect to developments or changes in circumstances relating to Essendant and its subsidiaries, reasonably foreseeable to the Essendant Board on the date the Merger Agreement was executed or arose after the execution of the Merger Agreement but becomes known to the Essendant Board prior to the meeting of the Essendant stockholders to vote on the proposal to approve the Share Issuance (such development or change, an “Intervening Event”); provided that none of the following will comprise an Intervening Event: (1) the receipt, existence or terms of a Competing Essendant Transaction; or (2) any event, circumstance, change in or effect on the SPR Business that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or the financial condition of the SPR Business, taken as a whole, unless such events, circumstances, changes or effects have had or would reasonably be expected to have a material adverse effect on the SPR Business.

Financing

Pursuant to the Separation Agreement and the SpinCo Commitment Letter, SpinCo will borrow the term loan (the “SpinCo Term Loan”) under the SpinCo Term Loan Facility in an aggregate principal amount of up to $400,000,000 on the date of the closing of the Merger, and SpinCo and its subsidiaries will use a portion of the proceeds thereof to pay the Internal Reorganization Cash Payments to GPC. The Separation Agreement also provides that SpinCo will issue and deliver to GPC additional shares of SpinCo common stock which, along with the 100 shares of SpinCo common stock then owned by GPC, will constitute all of the outstanding stock of SpinCo and will equal the number of shares of Essendant common stock to be issued to SpinCo stockholders in the Merger.

Simultaneously with the execution of the Merger Agreement, Essendant entered into the Essendant Commitment Letter, under which the Commitment Parties committed to provide the Essendant Credit Facilities to Essendant subject to the terms and conditions of the Essendant Commitment Letter. See “Debt Financing.”

The Merger Agreement provides that each of SpinCo and Essendant will use reasonable best efforts to take all actions necessary to consummate the Credit Facilities contemplated by their respective Commitment Letters on terms and conditions no less favorable in the aggregate than the terms and conditions of their respective Commitment Letters. Furthermore, each of SpinCo and Essendant is required to, and to cause its affiliates to:

•	use reasonable best efforts to comply with and maintain their respective Commitment Letters and negotiate and execute definitive agreements on the terms and conditions contained in their respective Commitment Letters;

•	satisfy the conditions in its Commitment Letter and the definitive agreements for the applicable Credit Facilities that are within its control;

•	fully enforce its rights under its Commitment Letter and the definitive agreements for the applicable Credit Facilities; and

•	use reasonable best efforts to draw upon and consummate the Credit Facilities contemplated by the applicable Commitment Letter at or prior to the Distribution in the case of the SpinCo Term Loan Facility, or the closing of the Transactions, in the case of the Essendant Credit Facilities.

The Merger Agreement provides that if any portion of the Credit Facilities contemplated by the applicable Commitment Letter or the related definitive agreements becomes unavailable on the terms and conditions contemplated in the applicable Commitment Letter or such definitive agreements, Essendant, or SpinCo, as applicable, will use best reasonable best efforts to obtain alternative financing that is in the case of SpinCo, sufficient to finance the SpinCo Special Cash Payment and in the case of Essendant, sufficient to refinance all outstanding obligations under the Existing Credit Agreement and pay all fees and expenses associated with the entering into the alternative financings and other Transactions, in each case on terms that do not expand the conditions to the funding from those in the existing Commitment Letters. Each of Essendant and SpinCo will be subject to the same obligations described in the preceding paragraph with respect to any such alternative financing arrangements.

Essendant and GPC have agreed to keep each other informed of the status of its efforts to arrange their respective financings. Except in limited circumstances, Essendant may not, without GPC’s consent, amend, modify, replace, waive or change any provision in the Essendant Commitment Letter or any definitive agreement relating to the Essendant debt financing in a manner inconsistent with the intended tax treatment, or that expands on the conditions precedent or contingencies to the funding on the closing date of the Essendant debt financing, reduces the aggregate cash amount of the Essendant debt financing or that could otherwise prevent, impair or materially delay the consummation of the Transactions or adversely impact the ability of Essendant to enforce its rights against the other parties to the Essendant Commitment Letter. Prior to the closing of the Credit Facilities, GPC and SpinCo have agreed to provide reasonable cooperation to Essendant for the arrangement of the Essendant debt financing.

Except in limited circumstances, SpinCo may not, without Essendant’s consent, amend, modify, replace, waive or change any provision in the SpinCo Commitment Letter or any definitive agreement relating to the SpinCo debt financing. Prior to the closing of the Credit Facilities, Essendant has agreed to provide reasonable cooperation to GPC and SpinCo for the arrangement of the SpinCo debt financing.

Employee Benefits Matters

For 12 months after the closing of the Merger, Essendant has agreed to provide to each employee of the SPR Business who continues to be employed after the closing of the Merger (the “Continuing Employee”) (i) the same base salary or wage rate and short- and long-term incentive opportunities that were provided to such employee by GPC or its subsidiaries immediately prior to the closing of the Merger and (ii) participation in employee benefit plans and programs that are substantially comparable in the aggregate to those benefits provided under the employee benefit plans and programs of Essendant to similarly situated Essendant employees. Additionally, for the six month period beginning on the closing date of the Merger, Essendant shall maintain in effect the severance and layoff plans applicable to the employees of the SPR Business immediately before the closing date as set forth in GPC’s disclosure schedules to the Merger Agreement.

In addition, Essendant has agreed to maintain each bonus and cash incentive plan in which Continuing Employees participate prior to the closing of the Merger, for the remainder of the year in which the closing of the Merger occurs, and to pay each Continuing Employee a bonus under the terms of such plans for such year, provided that GPC will reimburse Essendant for the portion of each employee’s bonus that relates to the period prior to the closing of the Merger.

Covenant Not to Compete

GPC has agreed that, from the date of the closing of the Merger and for three years thereafter, subject to certain exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of Essendant, directly or indirectly, engage in any business that directly competes with the SPR Business as it exists on the date of the Merger Agreement in the United States or Canada in a manner that is material to the SPR Business.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	each party’s obligation to use reasonable best efforts to afford the other party and its authorized representatives access to each of the SPR Business or Essendant’s offices, properties and books and records and to furnish copies of related information, as well as restrictions on a party contacting any of the employees, customers, distributors or suppliers of the other party without the authorization of the other party;

•	preservation of the indemnification provisions in the bylaws of SpinCo with respect to directors, officers, employees or agents of SpinCo;

•	an acknowledgement that, as an inducement to enter into the Merger Agreement and to consummate the Transactions, GPC and Essendant will take, and cause SpinCo and its subsidiaries to take, all actions necessary or appropriate to comply with the obligations under the Separation Agreement prior to the effective time of the Merger or from and after the closing of the Merger, as applicable;

•	an acknowledgement that Essendant, GPC, SpinCo and Merger Sub exercise complete control and supervision over their respective operations prior to the consummation of the Merger;

•	the listing of the shares of Essendant common stock issued in the Merger on Nasdaq;

•	steps required to cause any disposition of SpinCo common stock or acquisitions of Essendant common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Essendant or SpinCo to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	confidentiality obligations of GPC and Essendant;

•	each party’s obligation to take appropriate actions, and to assist and cooperate with the other parties, to do all things necessary, proper or advisable under applicable law to execute and deliver the Transaction Documents and any other documents as may be required to carry out the provisions of the Merger Agreement and to consummate the Transactions, as well as GPC’s obligations to keep Essendant informed as to the status of the Internal Reorganization;

•	preparation and delivery of the audited combined and consolidated financial statements of the SPR Business and cooperation of the parties with respect to the preparation of pro forma financial statements required for the filing of the registration statements; and

•	purchase, and maintenance for at least six years after the closing of the Merger, by SpinCo of a prepaid directors’ and officers’ liability insurance policy or policies, which policy or policies shall cover those directors and officers of SpinCo and its subsidiaries who are currently covered by any GPC’s directors’ and officers’ liability insurance policy or policies.

Conditions to the Merger

The obligations of Essendant, GPC, Merger Sub and SpinCo to consummate the Merger are subject to the satisfaction or, if permitted under applicable law, written waiver of the following conditions:

•	the consummation of the Internal Reorganization in all material respects in accordance with the Separation Agreement and the Distribution;

•	the effectiveness of the registration statement of Essendant and the registration statement of SpinCo and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval for listing on Nasdaq of the shares of Essendant common stock to be issued in the Merger;

•	the approval by Essendant stockholders of the Share Issuance;

•	the expiration or termination of any applicable waiting period under the HSR Act and the receipt or making of all consents, authorizations, orders, approvals, declarations and filings under certain other applicable antitrust laws; and

•	the absence of any law or orders of any governmental authorities of a competent jurisdiction that enjoins or makes illegal the consummation of the Internal Reorganization, the Distribution or the Merger.

The conditions listed above are referred to as the “Joint Conditions to the Merger.”

Essendant’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, written waiver of the following additional conditions:

•	the truth and correctness of GPC’s representations and warranties with respect to capital structure, except for de minimis inaccuracies;

•	the truth and correctness in all material respects of GPC’s representations and warranties with respect to corporate existence and power, corporate authorization, ownership of equity interests in SpinCo’s subsidiaries, absence of certain conflicts, required board and stockholder approvals and broker fees;

•	the truth and correctness of GPC’s other representations and warranties as of the closing date of the Merger, except where a failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SpinCo;

•	the compliance in all material respects by GPC and SpinCo of all covenants and agreements required to be complied with by them on or prior to the effective time of the Merger under the Merger Agreement, the Separation Agreement and each other Transaction Document executed contemporaneously with the Merger Agreement;

•	the receipt by Essendant of a certificate, dated as of the closing date of the Merger, of an authorized representative of GPC certifying the satisfaction by, as applicable, GPC and SpinCo of the conditions described in the preceding four bullet points; and

•	the execution and delivery by GPC and certain of its subsidiaries of all Transaction Documents that were not executed contemporaneously with the Merger Agreement.

We refer to the first four conditions listed above as the “Additional Conditions to the Merger for Essendant’s Benefit.”

GPC’s and SpinCo’s obligations to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver of the following additional conditions:

•	the truth and correctness of Essendant’s and Merger Sub’s representations and warranties with respect to capital structure, except for de minimis inaccuracies;

•	the truth and correctness in all material respects of Essendant’s and Merger Sub’s representations and warranties with respect to corporate existence and power, corporate authorization, absence of certain conflicts, required board and stockholder approvals and broker fees as of the closing date of the Merger;

•	the truth and correctness of Essendant’s and Merger Sub’s other representations and warranties as of the closing date of the Merger, except where a failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Essendant;

•	the compliance in all material respects by Essendant and Merger Sub of all covenants and agreements required to be complied with by them on or prior to the effective time of the Merger under the Merger Agreement, the Separation Agreement and each other Transaction Document executed contemporaneously with the Merger Agreement;

•	the receipt by GPC of a certificate, dated as of the closing date of the Merger, of an authorized representative of Essendant certifying the satisfaction by Essendant and Merger Sub of the conditions described in the preceding four bullet points; and

•	the execution and delivery by Essendant and certain of its subsidiaries of all Transaction Documents that were not executed contemporaneously with the Merger Agreement.

We refer to the first four conditions listed above as the “Additional Conditions to the Merger for GPC’s Benefit.”

To the extent permitted by applicable law, GPC and SpinCo, on the one hand, and Essendant and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions.

Termination

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the consummation of the Merger by the written consent of GPC, Essendant, SpinCo and Merger Sub. Also, subject to specified qualifications and exceptions, either GPC or Essendant may terminate the Merger Agreement and abandon the Transactions at any time prior to the consummation of the Merger:

•	if the Merger has not been consummated by the Termination Date, except that if on such date all conditions to the closing of the Merger, other than the expiration or termination of any applicable waiting period under the HSR Act or the absence of any law or orders of any governmental authorities of a competent jurisdiction that enjoins or makes illegal the consummation of the Internal Reorganization, the Distribution or the Merger, have been satisfied or waived, then either Essendant or GPC may, if such party has a reasonable good faith belief based on the advice of its antitrust counsel that such unsatisfied conditions are reasonably capable of being satisfied by July 12, 2019, extend the Termination Date to 11:59 p.m. New York City time on July 12, 2019;

•	if any governmental authority in a competent jurisdiction has issued a final and non-appealable order that permanently enjoins the consummation of the Merger; or

•	if Essendant stockholders fail to approve the Share Issuance at the meeting of Essendant stockholders (including any adjournment, continuation or postponement thereof).

In addition, subject to specified qualifications and exceptions, GPC may terminate the Merger Agreement and abandon the Transactions if:

•	Essendant has breached any representation, warranty, covenant or agreement in the Merger Agreement (including an obligation to consummate the Merger) that would, if occurring or continuing on the closing date of the Merger, cause the Joint Conditions to the Merger or Additional Conditions to the Merger for GPC’s Benefit not to be satisfied, and the breach is not cured, or cannot be cured, upon the earlier of (i) 30 days following GPC’s written notice to Essendant of such breach and GPC’s intent to terminate the Merger Agreement, (ii) with respect to a breach of an obligation to consummate the Merger, five business days following GPC’s written notice to Essendant of such breach and GPC’s intent to terminate the Merger Agreement, or (iii) the Termination Date;

•	a Change in Recommendation has occurred;

•	Essendant has failed to include the Essendant Recommendation in the Essendant proxy statement; or

•	Essendant has materially breached its obligations under the Merger Agreement relating to the meeting of Essendant stockholders or the non-solicitation of alternative transactions.

In addition, subject to specified qualifications and exceptions, Essendant may terminate the Merger Agreement if:

•	GPC or SpinCo has breached any representation, warranty, covenant or agreement in the Merger Agreement or the Separation Agreement (including an obligation to consummate the Merger) that would, if occurring or continuing on the closing date of the Merger, cause the Joint Conditions to the Merger or Additional Conditions to the Merger for Essendant’s Benefit not to be satisfied, and the breach is not cured, or cannot be cured, upon the earlier of (i) 30 days following Essendant’s written notice to GPC and SpinCo of such breach and Essendant’s intent to terminate the Merger Agreement, (ii) with respect to a breach of an obligation to consummate the Merger, five business days following Essendant’s written notice to GPC and SpinCo of such breach and Essendant’s intent to terminate the Merger Agreement, or (iii) the Termination Date; or

•	prior to approval of the Share Issuance by Essendant’s stockholders, to enter into a definitive agreement with respect to a Superior Proposal, to the extent permitted by, and subject to the conditions described above in “—Board Recommendation.”

If the Merger Agreement is validly terminated, the Merger Agreement will terminate without any liability on the part of any party or their respective representatives except as described below in “—Termination Fee and Expenses Payable in Certain Circumstances”; provided that nothing in the Merger Agreement will relieve any party from liability for fraud committed prior to such termination or for any willful breach prior to such termination of any of its covenants or agreements set forth in those Transaction Documents executed contemporaneously with the execution of the Merger Agreement; provided, further, that provisions of the Merger Agreement relating to confidentiality, the effect of termination of the Merger Agreement, fees and expenses and all of the general provisions of the Merger Agreement will survive any termination and remain in full force and effect.

Termination Fee and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $12,000,000 is payable by or on behalf of Essendant to GPC. The circumstances under which this termination fee is payable include:

•	if GPC terminates the Merger Agreement due to (1) a Change in Recommendation, (2) Essendant’s failure to include the Essendant Recommendation in the Essendant proxy statement, or (3) Essendant’s failure to comply in all material respects with its obligations under the Merger Agreement relating to the meeting of Essendant stockholders and the non-solicitation of alternative transactions; or

•	prior to or substantially concurrently with termination, if Essendant terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the non-solicitation provisions in the Merger Agreement.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, (1) prior to the termination of the Merger Agreement, a Competing Essendant Transaction is publicly announced or otherwise communicated to the Essendant Board or management and not withdrawn and (2) on or prior to the date that is 12 months after the date of termination, Essendant enters into a Competing Essendant Transaction or consummates a Competing Essendant Transaction (whether or not the applicable Competing Essendant Transaction is the same as the original Competing Essendant Transaction publicly announced or publicly known), provided that solely for purpose of this provision, references to “20 percent” in the definition of Competing Essendant Transaction will be deemed to refer to “50 percent,” then Essendant must pay GPC the Termination Fee, less any expenses previously reimbursed by Essendant:

•	if the Merger Agreement is terminated by GPC or Essendant because the transactions contemplated by the Merger Agreement have not been consummated prior to the Termination Date;

•	if the Merger Agreement is terminated by either GPC or Essendant after the failure to obtain approval from Essendant stockholders of the Share Issuance at the special meeting of Essendant’s stockholders; or

•	if the Merger Agreement is terminated by GPC because there is a Termination for Essendant’s Material Breach.

If the Merger Agreement is terminated because Essendant stockholders fail to approve the Share Issuance at the meeting of Essendant stockholders, Essendant will be required to reimburse GPC in cash for all out-of-pocket fees and expenses actually incurred or accrued by GPC and its affiliates in connection with the Transactions, up to a maximum of $3,000,000 in the aggregate. Payment of the expense reimbursements by Essendant does not affect GPC’s right to receive any applicable termination fee, but does reduce on a dollar-for-dollar basis any termination fee that becomes payable.

Except as described in this section and subject to certain exceptions, the Merger Agreement provides that all out-of-pocket expenses incurred in connection with the Merger Agreement and the Transactions are to be paid by the party incurring the expenses. Notwithstanding the foregoing, however, with respect to expenses relating to printing, filing and mailing the Essendant and SpinCo registration statements and the Essendant proxy statement, all SEC and other regulatory filing fees incurred in connection with the registration statements and the proxy statement, obtaining the prepaid directors’ and officers’ liability insurance policy or policies required by the Merger Agreement and the SpinCo Commitment Letter, the Essendant Commitment Letter and the related financings, in each case, other than legal fees, if (1) the Transactions are consummated, then the such expenses shall be treated as an adjustment to the SpinCo Special Cash Payment as set forth in the Separation Agreement and as described below in “The Separation Agreement— Incurrence of Debt; SpinCo Special Cash Payment” or (2) the Transactions are not consummated and the Merger Agreement is terminated, then, promptly after such termination, GPC shall reimburse Essendant, or Essendant shall reimburse GPC, in either case as necessary to ensure that GPC and Essendant each bear one-half of such expenses.

If Essendant fails to pay the $12,000,000 termination fee described above when due, the amount of such payment will be increased to include the costs of all expenses incurred or accrued by GPC and SpinCo (including fees and expenses of counsel) in connection with the collection under and enforcement of the terms of the Merger Agreement, together with interest on the unpaid termination fee. Payment of the fees and expenses described in this section will not be in lieu of any damages incurred in the event of breach of the Merger Agreement.

Specific Performance

In the Merger Agreement, the parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of the Merger Agreement by a party, and that any such breach would cause the other parties irreparable harm. Accordingly, the parties have agreed that, in the event of any breach or threatened breach of the provisions of the Merger Agreement, the other parties are entitled to enforce any provision of the Merger Agreement to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to a party at law or in equity.

Amendments

No provision of the Merger Agreement may be amended or waived except by an instrument in writing signed by, in the case of an amendment, all of the parties to the Merger Agreement, or, in the case of a waiver, by the party or parties against whom the waiver is to be effective. For any amendments or waivers to the sections of the Merger Agreement relating to liability following payment of a termination fee, amendments and waivers, successors and assigns, governing law, dispute resolution, waiver of jury trial, third-party beneficiaries, certain non-parties to the Merger Agreement and non-recourse that, in each case, adversely affect any of Essendant’s or SpinCo’s financing sources, the prior written consent of the affected financing sources will be required before such amendment or waiver is effective.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is an exhibit to this proxy statement/prospectus-information statement. GPC shareholders and Essendant stockholders are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide GPC shareholders and Essendant stockholders with information regarding its terms. The rights and obligations of the parties under the Separation Agreement are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this document. It is not intended to provide any other factual information about Essendant, Merger Sub, GPC or SpinCo. Information about Essendant, Merger Sub, GPC and SpinCo can be found elsewhere in this document and in the documents incorporated in this document. See “Where You Can Find Additional Information.”

Overview

The Separation Agreement provides for the separation of the SPR Business from GPC to SpinCo. Among other things, the Separation Agreement identifies those wholly owned subsidiaries of GPC and assets of GPC related to the SPR Business that are to be transferred to SpinCo and describes when and how these transfers will occur. The Separation Agreement also includes procedures by which GPC and SpinCo will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.

Separation of the SPR Business

Internal Reorganization

At or prior to the date of the Distribution, GPC and SpinCo will take steps to effect the Internal Reorganization, pursuant to which, among other things, all of the SPR Entities will become direct or indirect subsidiaries of SpinCo. In addition, GPC has agreed to transfer any assets that are exclusively used in the SPR Business to an SPR Entity to the extent not held by an SPR Entity as of the date of the Distribution.

Consents

The Separation Agreement provides that GPC and SpinCo will use their respective commercially reasonable best efforts to obtain any third-party consents required in connection with the transfer of any contract constituting a Transferred Asset (as defined in the Separation Agreement) to SpinCo or a SPR Entity.

Intercompany Accounts and Intercompany Agreements

All contracts between SpinCo or any of the SPR Entities, on the one hand, and GPC or any of its subsidiaries (other than SpinCo and the SPR Entities), on the other hand, will be terminated as of the date of the Distribution, except for certain agreements like the Separation Agreement, the Merger Agreement and certain ancillary agreements entered into in connection with the Transactions. In addition, all outstanding intercompany accounts between GPC or any of its subsidiaries (other than SpinCo and the SPR Entities), on the one hand, and SpinCo or any of the SPR Entities, on the other hand, will be settled or satisfied no later than the date of the Distribution.

Certain Resignations

GPC is required to cause each director or employee of GPC who will not be employed by SpinCo or a SPR Entity after the Distribution to resign, effective no later than the date of the Distribution, from all boards of directors or similar governing bodies of SpinCo or any SPR Entity and from all positions as officers of SpinCo or any SPR Entity.

Issuance of SPR HoldCo Preferred Stock

Pursuant to the Internal Reorganization, prior to the Distribution, GPC will form a new subsidiary and cause such subsidiary to issue the SPR HoldCo Preferred Stock. Pursuant to a pre-existing binding commitment entered into prior to this exchange, GPC will sell the SPR HoldCo Preferred Stock to a third party unaffiliated with either GPC or Essendant prior to the completion of the Distribution. The Separation Agreement provides that the aggregate principal amount of the SPR HoldCo Preferred Stock shall not exceed $5,000,000 and the SPR HoldCo Preferred Stock shall have no voting rights except for limited customary protective voting rights.

Issuance of SpinCo Common Stock

In connection with the transfer of assets and subsidiaries under the Separation Agreement, on or prior to the date of the Distribution, SpinCo will issue and deliver to GPC additional shares of SpinCo common stock which, along with the 100 shares of SpinCo common stock then owned by GPC, will constitute all of the outstanding stock of SpinCo and will equal the number of shares of Essendant common stock to be issued to SpinCo stockholders in the Merger.

Incurrence of Debt; SpinCo Special Cash Payment

On or before the date of the Distribution, SpinCo will enter into a definitive agreement or agreements providing for indebtedness in an aggregate principal amount equal of up to $400,000,000 in the form of borrowings under credit facilities, as more fully described in “Debt Financing.” Immediately thereafter, SpinCo will draw on such credit facilities in an amount sufficient for it and its subsidiaries to make Internal Reorganization Cash Payments, including the SpinCo Special Cash Payment, subject to adjustment as described below.

The amount of the SpinCo Special Cash Payment will be adjusted as follows:

•	increased by the amount that SpinCo’s net working capital as of the Distribution exceeds $500,000,000, or decreased by the amount that SpinCo’s net working capital as of the Distribution is less than $470,000,000;

•	increased by the amount that SpinCo’s net debt (including as debt the net present value of all dividends payable to holders of the SPR HoldCo Preferred Stock and the amount of any redemption premium) as of the Distribution is less than SpinCo’s net debt as of December 31, 2017, or decreased by the amount that SpinCo’s net debt (including as debt the net present value of all dividends payable to holders of the SPR HoldCo Preferred Stock and the amount of any redemption premium) as of the Distribution is more than SpinCo’s net debt as of December 31, 2017;

•	increased by the amount that Essendant’s net debt as of the Distribution is less than Essendant’s net debt as of December 31, 2017, or decreased by the amount that Essendant’s net debt as of the Distribution is more than Essendant’s net debt as of December 31, 2017;

•	decreased by the amount of any other cash payments made to GPC or its subsidiaries (other than SpinCo, SPR HoldCo or the SPR Entities) pursuant to the Internal Reorganization;

•	decreased by the amount of certain shared expenses that were borne in full by Essendant and increased by the amount of certain shared expenses that were borne in full by SpinCo;

•	decreased, using a formula based on relative share prices, to the extent that the number of shares of Essendant common stock that underlie the GPC RSUs and SARs held by employees of SpinCo and SPR Entities that will be converted into Essendant RSUs and SARs pursuant to the Merger Agreement increased between the date of the Merger Agreement and the closing of the Merger; and

•	decreased or increased, based on actual performance through the closing of the Merger, to the extent that the number of shares of Essendant common stock that underlie the performance-based GPC RSUs held by employees of SpinCo and SPR Entities that will be converted into Essendant RSUs pursuant to the Merger Agreement exceeds or falls below, as applicable, the number of underlying shares of Essendant common stock based on target-level performance.

Distribution

In the Distribution, GPC will distribute all of the outstanding shares of SpinCo common stock to the GPC shareholders by way of a pro rata dividend.

Conditions to the Distribution

The obligation of GPC to complete the Distribution is subject to the satisfaction or waiver by GPC (subject to the limitation that any waiver shall also be subject to the prior written consent of Essendant) of the following conditions:

•	execution and delivery of each Transaction Document to the extent not already executed by each party thereto; and

•	each of the conditions to the obligations of the parties to the Merger Agreement to consummate the Merger and complete the other transactions contemplated by the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied contemporaneously with or immediately following the Distribution).

Mutual Releases; Indemnification

Except as described in the next paragraph, GPC, on the one hand, and SpinCo, on the other hand, effective as of the Distribution, released the other party and its respective group members, stockholders, directors, partners, managers, managing members, officers, agents and employees from any and all liabilities, whether arising under any contract or by operation of law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Transactions and all other activities to implement the Separation and the Distribution.

The Separation Agreement provides that, after the Distribution, the sole and exclusive remedy with respect to any breach of the Separation Agreement will be a claim for damages (whether in contract, in tort or otherwise, and whether in law, in equity or both). Subject to certain limitations described below, each of SpinCo and GPC agreed to indemnify the other party, its affiliates and their respective representatives against, and hold harmless from, all assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement (subject to the limitations in the Separation Agreement, “Damages”) arising out of, resulting from or related to the following:

•	any breach or failure to perform by SpinCo, any SPR Entity or GPC, as the case may be, of any covenants, agreements or obligations of such party under the Separation Agreement; and

•	any Excluded Liability (as defined below) retained by GPC, as defined below, or any liability, other than Excluded Liabilities, relating to SpinCo or the SPR Entities or arising out of the conduct of the SPR Business, as the case may be.

The liabilities that are to be retained by GPC (the “Excluded Liabilities”) include, among other things, any of the following liabilities:

•	all liabilities of GPC and its subsidiaries (other than SpinCo and the SPR Entities), or their predecessors, that are not expressly assumed by SpinCo, including all liabilities relating to or arising out of the Transferred Assets or the operation, affairs, or conduct of the SPR Business;

•	all liabilities of GPC and its subsidiaries (other than SpinCo and the SPR Entities) in respect of indebtedness for borrowed money;

•	all liabilities expressly assumed by GPC and its subsidiaries (other than SpinCo and the SPR Entities) pursuant to any Transaction Document;

•	all liabilities related to the intercompany accounts and intercompany agreements that will be terminated, satisfied and/or settled pursuant to the Separation Agreement; and

•	all liabilities of SpinCo and the SPR Entities relating to any non-compliance by GPC or its subsidiaries (other than SpinCo and the SPR Entities) with any environmental law or Title IV of ERISA, in each case to the extent imposed on SpinCo or any SPR Entity on a joint and several basis solely by virtue of such entity having been an affiliate of GPC prior to the consummation of the Distribution.

The Separation Agreement provides for certain limitations in connection with indemnification sought by the parties for Damages, including the following:

•	each party must, and must cause its subsidiaries to, take all reasonable steps to mitigate its Damages after becoming aware of any event that could reasonably be expected to give rise to any such Damages, and indemnification will not be available to the extent a party fails to take reasonable steps to mitigate such Damages;

•	no GPC or SpinCo indemnified party will be entitled to payment or indemnification more than once with respect to the same matter; and

•	no party will be entitled to set off, or have any right to set off, with respect to any Damages against any payments to be made by any such party under the Transaction Documents.

Certain Additional Covenants

The Separation Agreement addresses additional obligations of GPC and SpinCo relating to, among other things, record retention, access to information, confidentiality and the privileged nature of certain information, and separation and integration planning and use by SpinCo of certain GPC insurance arrangements. Certain of these obligations and covenants are described below.

Further Assurances

Subject to the terms and conditions of the Separation Agreement, before and after the Distribution, each of GPC and SpinCo has agreed to use reasonable best efforts to take all actions and to do all things necessary, proper, advisable or desirable under applicable law to consummate or implement the Transactions.

Non-Solicitation of Employees

Pursuant to the Separation Agreement, for a period of 18 months after the date of the Distribution, each of SpinCo and GPC has agreed that, without the prior written approval of GPC or SpinCo (as applicable), it (and in the case of SpinCo, its affiliates, and in the case of GPC, its subsidiaries) will not, directly or indirectly, solicit any non-administrative employee of the other party to terminate his or her employment relationship with such party or its subsidiaries. The restrictions in the preceding sentence do not apply to any employee hired as a result of the use of an independent employment agency or general solicitations or advertisements, in each case to the extent not specifically directed to employees of SpinCo or GPC, as the case may be.

Insurance

From and after the effective time of the Merger, GPC will have no obligation to maintain any form of insurance coverage in respect of SpinCo or the SPR Entities.

In connection with any claims asserted against SpinCo or the SPR Entities prior to or after the date of the Distribution arising out of occurrence before the date of the Distribution, SpinCo and the SPR Entities may access coverage under occurrence-based insurance policies of GPC in place prior to the date of the Distribution and under which SpinCo or any SPR Entity was insured to the extent such coverage exists, and GPC will cooperate in pursuing any such claims.

Termination

The Separation Agreement will terminate without further action at any time before the Distribution upon termination of the Merger Agreement. Following termination, no party will have any liability of any kind to the other parties or to any person on account of the Separation Agreement, except as provided in the Merger Agreement.

Assignment; Amendment and Waiver

Prior to the closing of the Merger, the Separation Agreement may not be assigned, amended or modified, and rights under the Separation Agreement may not be waived, by GPC or SpinCo without the prior written consent of Essendant.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE

DISTRIBUTION AND THE MERGER

Debt Financing

Overview

On April 12, 2018, in connection with their entry into the Merger Agreement, Essendant entered into the Essendant Commitment Letter, and SpinCo entered into the SpinCo Commitment Letter, in each case pursuant to which the Commitment Parties agreed to provide the Credit Facilities in connection with the Transactions. The following is a description of the principal terms of the Credit Facilities, as set out in the Commitment Letters as in effect on the date hereof.

Pursuant to the Commitment Letters and in connection with the Transactions, SpinCo and certain of its subsidiaries will enter into the Credit Agreement, which will provide SpinCo with the SpinCo Term Loan Facility, the proceeds of which will be used to (i) pay the Internal Reorganization Cash Payments and (ii) pay certain fees, costs and expenses in connection with the Transactions. Pursuant to the Essendant Commitment Letter, on the date of the Merger upon or after the consummation of the Merger, Essendant and certain of its subsidiaries will join the Credit Agreement and Essendant will become the borrower under the Essendant Credit Facilities, which shall consist of (x) a senior secured asset-based revolving credit facility in an aggregate principal amount not to exceed $1,200,000,000 less the aggregate principal amount drawn under the SpinCo Term Loan Facility (the “Essendant Revolving Credit Facility”), (y) a senior secured first-in, last-out revolving credit facility in an aggregate principal amount of up to $125,000,000 (the “Essendant FILO Facility”) and (z) a senior secured term loan credit facility in an aggregate principal amount of up to $75,000,000 (the “Essendant Fixed Asset Facility”).

The proceeds of the Essendant Credit Facilities shall be used for (i) general corporate purposes of SpinCo, Essendant and its subsidiaries, (ii) to make any true-up payments required to be made by SpinCo pursuant to the Separation Agreement, (iii) to refinance certain existing indebtedness of Essendant and its subsidiaries, and (iv) to pay fees and expenses incurred in connection with each of the foregoing.

Essendant Revolving Credit Facility

The Essendant Commitment Letter provides that the Essendant Revolving Credit Facility shall be available on a revolving basis during the period commencing on the closing date of the merger and the Credit Agreement (after the occurrence of the Merger) and ending on the five-year anniversary thereof. The availability of credit under the Essendant Revolving Credit Facility is subject to a borrowing base, based on certain percentages of the value of Essendant’s and certain of its subsidiaries’ accounts receivable and inventory (subject, in each case, to eligibility requirements and reserves).

Under the Essendant Revolving Credit Facility there shall be a $25,000,000 committed sublimit available for the issuance of letters of credit by JPMorgan Chase Bank, N.A., or other issuing lenders agreed between Essendant and JPMorgan Chase Bank, N.A. as administrative agent (the “Administrative Agent”). In addition, a portion of the Essendant Revolving Credit Facility not in excess of $165,000,000, and an additional $25,000,000 uncommitted letter of credit sublimit shall be available for the issuance (or continuance) of letters of credit supporting Essendant’s 3.75% Senior Secured Notes due January 15, 2021 (the “Senior Notes”), to the extent such Senior Notes remain outstanding after giving effect to the Transactions.

A portion of the Essendant Revolving Credit Facility not to exceed $50,000,000 shall be available for committed swing line loans provided by JPMorgan Chase Bank, N.A., and an additional portion of the Essendant Revolving Credit Facility shall be available for uncommitted swing line loans, provided that, in aggregate, swing line loans outstanding shall not exceed $100,000,000.

Incremental Facilities

Subsequent to the closing date of the Credit Agreement, Essendant will be able to, at its option and subject to certain customary conditions, request an increase in the commitment amount under the Essendant Revolving Credit Facility by up to $500,000,000 by obtaining additional revolving commitments from one or more existing lenders, or, with consent of the Administrative Agent, from other entities.

Essendant FILO Facility

The Essendant Commitment Letter provides that the Essendant FILO Facility shall be available on a revolving basis during the period commencing on the closing date of the Credit Agreement (after the occurrence of the Merger) and ending on the five-year anniversary thereof (or the date the Essendant Revolving Credit Facility is terminated, whichever is earlier). Availability of credit under the Essendant FILO Facility is subject to a borrowing base, based on certain percentages of the value of Essendant’s and certain of its subsidiaries’ accounts receivable and inventory (subject, in each case, to eligibility requirements and reserves). Prior to the funding of the Essendant Revolving Credit Facility, Essendant shall have fully drawn, up to the maximum amount available, the Essendant FILO Facility.

Essendant Fixed Asset Facility

The Essendant Commitment Letter provides that, subject to certain conditions, Essendant has the option to borrow under the Essendant Fixed Asset Facility in a single drawing on the closing date of the Merger (after the occurrence thereof) and the Credit Agreement or up to 60 days thereafter. Availability under the Essendant Fixed Asset Facility is subject to a borrowing base, based on certain percentages of the value of Essendant’s and certain of its subsidiaries’ real estate, machinery and equipment (subject, in each case, to eligibility requirements and reserves). The facility will amortize monthly and will mature on the fifth anniversary of the closing date of the Credit Agreement (or the date the Essendant Revolving Credit Facility is terminated, whichever is earlier) whereupon the remaining aggregate principal and interest will be due and payable.

SpinCo Term Loan Facility

The full amount of the SpinCo Term Loan must be drawn in a single drawing on the closing date of the Merger, prior to the consummation thereof. The availability of the SpinCo Term Loan is subject to a borrowing base, based on certain percentages of the value of SpinCo’s and its subsidiaries’ accounts receivable and inventory (subject, in each case, to eligibility requirements and reserves), provided that, on the Distribution Date, the borrowing base will be deemed to be the lesser of $400,000,000 and the amount required to make the SpinCo Special Cash Payment. Amounts repaid under the SpinCo Term Loan Facility may not be reborrowed. The SpinCo Term Loan Facility will mature on the fifth anniversary of the closing date of the Credit Agreement unless the Essendant Revolving Credit Facility is terminated prior to the maturity of the SpinCo Term Loan Facility, in which case the SpinCo Term Loan shall become immediately due and payable.

Terms and Conditions Shared Among the Credit Facilities

Interest and Certain Fees

Borrowings under the Credit Agreement bear interest, at the relevant borrower’s option, at LIBOR for specified interest periods or at a base rate, plus, in each case, a margin determined based on the combined average quarterly revolving availability. The margin on LIBOR-based loans ranges from 1.25% to 1.75% for loans under the SpinCo Term Loan Facility, Essendant Fixed Asset Facility and Essendant Revolving Loan Facility, and 2.00% to 2.50% for loans under the Essendant FILO Facility. For base rate loans, the margin ranges from 0.25% to 0.75% for loans under the SpinCo Term Loan Facility, Essendant Fixed Asset Facility and Essendant Revolving Loan Facility and 1.00% to 1.50% for loans under the Essendant FILO Facility. In addition, Essendant and SpinCo are required to pay the lenders a commitment fee on the unutilized portion of the commitments under the Essendant Revolving Credit Facility and Essendant FILO Facility at a rate per annum equal to 0.25%, and a fee on available amounts under letters of credit based on the applicable margin rate for LIBOR-based loans. The fronting fee for letters of credit is 0.125%.

Prepayments

Voluntary prepayments of loans under the Essendant Facilities may be made at any time without premium or penalty, subject to limitations as to minimum amounts of prepayments and customary indemnification for breakage costs for LIBOR loans. So long as no loans are outstanding under the Essendant Revolving Credit Facility, voluntary prepayments of the Essendant FILO Loans will be permitted, provided that before and immediately after giving effect to such prepayment, no default or event of default has occurred or is continuing and combined availability is above a certain threshold.

In addition to scheduled payments under the Essendant FILO Facility (discussed below), the Credit Agreement will require prepayment of amounts outstanding under the Credit Facilities in the event of certain asset sales and receipt of insurance proceeds (subject to customary exceptions, including reinvestment rights) and in certain instances where the borrowing bases do not support the principal balance owing under the Credit Facilities.

Mandatory prepayments shall not be applied to pay down the Essendant FILO Facility or SpinCo Term Loan Facility until the Essendant Revolving Credit Facility and Essendant Fixed Asset Facility have been paid in full. So long as no event of default is then outstanding, such payments shall be applied to pay off the Essendant FILO Facility before any payments are applied to the SpinCo Term Loan Facility.

Commitment Reductions

Upon prior written notice and in multiples to be agreed, the Essendant Revolving Credit Facility commitments and the Essendant FILO Facility commitments may be reduced, but not lower than $400,000,000 and $50,000,000 respectively if the SpinCo Term Loan will remain outstanding following such a reduction. In addition, if the amount committed under the Essendant FILO Facility exceeds the borrowing base under the Essendant FILO Facility, then Essendant shall be permitted to reduce the commitment by such excess.

Representations and Warranties; Covenants; Events of Default

The Credit Agreement will include customary representations and warranties, customary affirmative and negative covenants, customary financial covenants, and customary events of default, in each case based on the Existing Credit Agreement, as modified to reflect the Merger and the other Transactions and otherwise consistent with the Commitment Letters.

Guarantee and Security

Each material domestic subsidiary (other than certain excluded subsidiaries) of SpinCo (such subsidiaries collectively with SpinCo, the “SpinCo Loan Parties”) and GPC shall unconditionally guarantee all of the obligations of the SpinCo Loan Parties arising under or in connection with the Credit Agreement. Immediately subsequent to the consummation of the Merger, the SpinCo Loan Parties also shall guaranty the foregoing types of obligations owing by the Essendant Loan Parties (as defined below) and GPC automatically shall be released from its unconditional guarantee.

Upon the consummation of the Merger, Essendant and each material domestic subsidiary (other than certain excluded subsidiaries) of Essendant (collectively with Essendant, the “Essendant Loan Parties”; the Essendant Loan Parties together with the SpinCo Loan Parties, the “Loan Parties”) will join the Credit Agreement and unconditionally guarantee all of the obligations of the Loan Parties arising under or in connection with the Credit Agreement.

All obligations of the Loan Parties under and in connection with the Credit Agreement will be secured by a perfected first-priority security interest in substantially all assets (subject to certain exclusions and permitted liens) of the Loan Parties (the “Collateral”); provided that Collateral of the Essendant Loan Parties shall not secure obligations owing by the SpinCo Loan Parties until the Merger is consummated and the Essendant Loan Parties have joined the Credit Agreement.

Tax Matters Agreement

In connection with the Transactions, GPC, SpinCo, and Essendant have entered into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred in certain circumstances as a result of a failure of the intended tax treatment of the Transactions. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is an exhibit to the registration statement of which this document is a part.

In general, the Tax Matters Agreement governs the rights and obligations of GPC, on the one hand, and SpinCo and Essendant, on the other hand, after the Distribution with respect to taxes for both pre-Distribution and post-Distribution periods. Under the Tax Matters Agreement, GPC generally is responsible for pre-Distribution taxes (including taxes attributable to SpinCo), and SpinCo generally is responsible for post-Distribution taxes attributable to SpinCo.

The Tax Matters Agreement further provides that Essendant and its subsidiaries will indemnify GPC for (i) all taxes for which SpinCo is responsible as described above, and (ii) certain taxes and related losses incurred by reason of certain actions or events, or by reason of any breach by SpinCo, Essendant, or any of their respective subsidiaries of any of their respective representations, warranties or covenants under the Tax Matters Agreement that, in each case, affect the intended tax treatment of the Internal Reorganization, the Distribution or the Merger. GPC will indemnify Essendant and its subsidiaries for all taxes for which GPC is responsible as described above.

In addition, the Tax Matters Agreement generally will prohibit Essendant, SpinCo and their respective subsidiaries from taking certain actions that could cause the Internal Reorganization, the Distribution, or the Merger to fail to qualify for their intended tax treatment, including (with certain exceptions):

•	redeeming the SPR HoldCo Preferred Stock during the 5-year period following the Merger;

•	repaying the principal of the term loan of SpinCo, or making certain modifications to its terms, during the 3-year period following the Merger;

•	transactions that would cause SpinCo to be treated as ceasing the SPR Business (including dispositions of assets and entities) during the 2-year period following the Merger;

•	any merger involving Essendant or SpinCo during the 2-year period following the Merger in which Essendant or SpinCo, as applicable, is not the surviving entity; and

•	repurchases of Essendant stock (other than repurchases of widely held stock in the market that meet certain conditions) within the 2-year period following the Merger.

Essendant, SpinCo, and their respective subsidiaries are nevertheless permitted to take certain actions that are otherwise prohibited under the Tax Matters Agreement if GPC shall have given its prior written consent to such action (such consent not to be unreasonably withheld, conditioned or delayed), or if such prior written consent is not given, if Essendant or SpinCo obtains an IRS ruling with GPC or an unqualified tax opinion, in each case, acceptable to GPC to the effect that such action will not affect the intended tax treatment of the Internal Reorganization, the Distribution and the Merger. However, if Essendant, SpinCo or any of their respective subsidiaries takes any of the actions above and such actions result in tax-related losses to GPC, Essendant and its subsidiaries generally are required to indemnify GPC for such losses, without regard to whether GPC has given prior written consent to such action and without regard to whether Essendant or SpinCo obtains an IRS ruling or an unqualified tax opinion.

From and after the closing of the Merger, Essendant will be subject to the obligations and restrictions imposed on SpinCo.

Transition Services Agreement

In connection with the Separation Agreement, S.P. Richards Company, a Georgia corporation and a subsidiary of SpinCo (“SPR Co.”), and GPC will enter into the Transition Services Agreement, effective as of the closing of the Transactions. Under this agreement, GPC will provide to SPR Co., which after the consummation of the Merger will be a subsidiary of SpinCo, certain services on a transitional basis following the completion of the Transactions to facilitate the transition of the SPR Business to Essendant.

Among other services, the transition services provided pursuant to the Transition Services Agreement will generally relate to information technology and accounting and finance services. GPC is required to provide the transition services with a standard of care, skill, priority, frequency, timeliness and diligence consistent with the manner in which the services were provided to SPR Co. over the period from January 1, 2018 to the date of the Distribution.

These transition services will be provided until SPR Co.’s first fiscal quarter end occurring at least twelve months after the date of the Distribution. SPR Co. may terminate any or all of the transition services for any reason with 30 days’ prior written notice to GPC. In addition, GPC and SPR Co. will be able to terminate all transition services if the other party materially breaches its obligations under the agreement and such breach is not cured upon 30 days’ notice.

GPC and SPR Co. will agree to indemnify each other and each other’s related parties from losses resulting from each other’s gross negligence, fraud, intentional breach or willful misconduct in the performance of their obligations under the Transition Services Agreement.

Supply Chain Transition Services Agreement

In connection with the Separation Agreement, SPR Co. and a subsidiary to GPC to be formed in connection with the Distribution (“GPC Services”), will enter into the Supply Chain Transition Services Agreement, effective as of the closing of the Transactions. Under this agreement, GPC Services will provide to SPR Co., which after the consummation of the Merger will be a subsidiary of SpinCo, certain supply chain services on a transitional basis following the completion of the Transactions to facilitate the transition of the SPR Business to Essendant.

Among other services, the supply chain services will generally relate to global sourcing and third-party logistics services. GPC Services is required to provide the supply chain services with a standard of care, skill, priority, frequency, timeliness and diligence consistent with the manner in which the supply chain services were provided to SPR Co. over the period from January 1, 2018 to the date of the Distribution.

These supply chain services will be provided until December 31, 2020; provided, however, that SPR Co. may extend the expiration date of the provision of such supply chain services to December 31, 2021. In addition, GPC Services and SPR Co. will be able to terminate all supply chain services if the other party materially breaches its obligations under the agreement and such breach is not cured upon 30 days’ notice.

SPR Co. is obligated to utilize certain global sourcing services provided by GPC Services with respect to purchase orders worth at least $70 million in the aggregate per fiscal year. SPR Co. and Essendant are obligated to utilize certain parcel shipment services provided by GPC Services for at least $40 million of gross parcel shipments per fiscal year.

GPC Services and SPR Co. will agree to indemnify each other and each other’s related parties from losses resulting from each other’s gross negligence, fraud, intentional breach or willful misconduct in the performance of their obligations under the Supply Chain Transition Services Agreement.

INFORMATION ABOUT MERGER SUB AND ESSENDANT

Information About Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Essendant. Merger Sub was organized on April 10, 2018 for the purposes of merging with and into SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.

Information about Essendant

Overview

Essendant is a leading national distributor of workplace items including janitorial, foodservice and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel. The parent holding company, Essendant Inc. was incorporated in 1981 in Delaware. Essendant’s only direct wholly owned subsidiary and principal operating company is Essendant Co. (ECO) incorporated in 1922 in Illinois. Essendant has one reportable segment and operates principally within the United States, with additional operations in Canada, Dubai, United Arab Emirates and Hong Kong.

For a more detailed description of the business of Essendant, see Essendant’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated in this document and attached as Annex B. See “Where You Can Find Additional Information.”

Essendant Business After the Transactions

The combination of the SPR Business with Essendant’s existing business is intended to form a stronger, more competitive business products distributor with greater scale and service capabilities and an enhanced ability to support customers.

Essendant expects the Transactions to have the following strategic benefits:

•	the Merger is expected to result in a more competitive combined company with the ability to harness each of Essendant’s and the SPR Business’s strengths and capitalize on opportunities to create value in a rapidly evolving market, including:

•	greater resources to support and partner with the independent dealer channel and resellers in other sales channels and to drive enhanced value for customers, consumers and shareholders through expanded reach, a broader network and capabilities and operational efficiencies;

•	an expanded and optimized assortment of branded and private-label products across a broad set of categories; and

•	the ability to enhance our customers’ businesses by developing and offering innovative marketing, analytics and e-commerce solutions.

•	the combined company is expected to drive more profitable growth, reduce leverage and create meaningful value for Essendant stockholders through increased scale, improved service capabilities and an enhanced financial profile, including significant cost savings, increased free cash flow and a stronger and more flexible balance sheet; and

•	the potential that the Transactions will expand Essendant’s product offerings and position the combined company for sustained performance in the highly competitive business products market.

Directors and Officers of Essendant Before and After the Merger

Directors

The directors of Essendant before the Merger are incorporated within Essendant’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017, which is incorporated herein.

The Merger Agreement provides that the Essendant Board will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the Essendant Board to consist of twelve directors, comprised of:

•	four directors designated by Essendant (the “Essendant Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2), (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules and (iv) one shall be the Chairman of the Essendant Board;

•	four directors designated by GPC (the “GPC Board Designees”), of whom (i) two shall be Class I directors and two shall be Class II directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules; and

•	four directors mutually agreed between Essendant and GPC (the “Joint Board Designees”), of whom (i) four shall be Class III directors, (ii) at least two shall qualify as an “independent director,” as such term is defined in Nasdaq Marketplace Rule 5605(a)(2) and (iii) at least one shall meet the minimum requirements to serve on the Audit Committee of the Essendant Board under the Nasdaq Marketplace Rules.

The Essendant Board shall take all such action as may be necessary to ensure that at least one each of such Essendant Board Designee, GPC Board Designee and Joint Board Designee is appointed to serve on each committee of the Essendant Board, subject in all events to the requirements of the SEC, Nasdaq and all other Applicable Laws (as defined in the Merger Agreement). The Essendant Board Designees, GPC Board Designees and Joint Board Designees have not yet been determined by Essendant and/or GPC.

Executive Officers

The information regarding executive officers of Essendant before the Merger is incorporated within Essendant’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017, which is incorporated herein and attached as Annex B.

After the Merger, Essendant’s current President and Chief Executive Officer, Richard D. Phillips, and current Chief Financial Officer, Janet H. Zelenka, will continue in their roles. Rick Toppin will service as the Chief Operating Officer of Essendant. Additional leadership roles will be mutually agreed by Essendant and GPC.

Compensation of Executive Officers of Essendant after the Merger

The Human Resources Committee of the Essendant Board will continue to oversee Essendant’s executive compensation program and approve all executive compensation decisions. Essendant’s Human Resources Committee is expected to review its executive compensation program with respect to the executive officers of Essendant after the Merger but has not yet made any determinations with respect to the compensation of those officers following the Merger.

INFORMATION ABOUT GPC

GPC, a Georgia corporation incorporated on May 7, 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial parts and materials and business products. GPC’s principal executive offices are located at 2999 Wildwood Parkway, Atlanta, Georgia, 30339, and its telephone number is 678-934-5000. GPC’s internet address is https://www.genpt.com. Please note that GPC’s internet address is included in this proxy statement/prospectus-information statement as an inactive textual reference only. The information contained on GPC’s website is not incorporated by reference into this proxy statement/prospectus-information statement or any future documents that may be filed with the SEC and should not be considered part of this document.

INFORMATION ABOUT THE SPR BUSINESS

The SPR Business is operated through S.P. Richards Company and subsidiaries, including two Canadian affiliates (collectively, “SPR” or “S.P. Richards”). S.P. Richards Company is a wholly-owned subsidiary of GPC. SPR, headquartered in Atlanta, Georgia, is engaged in the wholesale distribution of a broad line of office and other business related products through a diverse customer base of resellers throughout the United States and Canada. These products are used in homes, businesses, schools, offices, and other institutions. Business products fall into the general categories of office furniture, technology products, general office, school supplies, cleaning, janitorial and breakroom supplies, safety and security items, healthcare products and disposable food service products.

SPR’s Core Business (“SPR Core”) segment distributes a wide variety of business and office products, school and educational items, computer supplies, office furniture and technology products. SPR’s Supply Source Enterprises (“SSE”) segment distributes safety products, gloves, breakroom and food service items, as well as janitorial and cleaning supplies. SPR serves a diverse customer base through 53 locations in North America. As of December 31, 2017, SPR employed approximately 2,065 persons. SPR Core is represented in Canada through S.P. Richards Canada, a wholly-owned subsidiary of GPC headquartered near Toronto, Ontario. S.P. Richards Canada services office product resellers throughout Canada from locations in Vancouver, Toronto, Calgary, Edmonton and Winnipeg.

Distribution System

SPR distributes more than 98,000 items to over 9,700 resellers and distributors throughout the United States and Canada from a network of 53 distribution centers. This group’s network of strategically located distribution centers provides overnight delivery of SPR’s comprehensive product offering. Approximately 45% of SPR’s total office products purchases in 2017 were made from 10 major suppliers.

SPR sells to a wide variety of resellers. These resellers include independently owned office product dealers, national office product superstores and mass merchants, large contract stationers, mail order companies, Internet resellers, college bookstores, military base stores, office furniture dealers, value-add technology resellers, business machine dealers, janitorial and sanitation supply distributors, safety product resellers and food service distributors. Resellers are offered comprehensive marketing programs, which include print and electronic catalogs and flyers, digital content and email campaigns for reseller websites, and education and training resources. In addition, world-class market analytics programs are made available to qualified resellers.

Products

SPR distributes technology products and consumer electronics including storage media, printer supplies, iPad, iPhone and computer accessories, calculators, shredders, laminators, copiers, printers, fitness bracelets and digital cameras; office furniture including desks, credenzas, chairs, chair mats, office suites, panel systems, file, mobile and storage cabinets and computer workstations; general office supplies including desk accessories, business forms, accounting supplies, binders, filing supplies, report covers, writing instruments, envelopes, note pads, copy paper, mailroom and shipping supplies, drafting and audiovisual supplies; school and educational products including bulletin boards, teaching aids and art supplies; healthcare products including first aid supplies, gloves, exam room supplies and furnishings, cleaners and waste containers; janitorial and cleaning supplies; safety supplies; disposable food service products; and breakroom supplies including napkins, utensils, snacks and beverages. SPR has return privileges with most of its suppliers, which have protected SPR from inventory obsolescence.

While SPR’s inventory includes products from nearly 850 of the industry’s leading manufacturers worldwide, SPR also markets products under its nine proprietary brands. These brands include: Sparco™, an economical line of office supply basics; Compucessory®, a line of computer accessories; Lorell®, a line of office furniture;

NatureSaver®, an offering of recycled products; Elite Image®, a line of new and remanufactured toner cartridges, premium papers and labels; Integra™, a line of writing instruments; Genuine Joe®, a line of cleaning and breakroom products; Business Source®, a line of basic office supplies available only to independent resellers; and Lighthouse™, a brand of janitorial and cleaning products offered through Garland C. Norris. SPR’s Impact and The Safety Zone businesses also offer an additional series of proprietary brands including ProGuard®, ProMax® and The Safety Zone that are product based and solution-specific oriented. Through SPR’s FurnitureAdvantage™ program, SPR provides resellers with an additional 16,000 furniture items made available to consumers in 7 to 10 business days.

Segment Data

SPR Core is a legacy office products business which distributes general office, business and school supplies, paper products, technology products, office furniture, and facilities and breakroom supplies. SPR Core services office product resellers throughout the U.S. and Canada from its 40 distribution centers. SPR Core distributes its products through three primary distribution channels: Independent dealers, Mega (large national retailers) and Internet resellers. SPR Core operates in Canada through S.P. Richards Canada. In the years ended December 31, 2017, 2016 and 2015, sales for SPR Core approximated 81%, 86% and 93% of SPR’s net sales, respectively. For additional segment information, see Note 11 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

SSE distributes diversified business products complementary to the product offerings of SPR Core with janitorial and sanitation, safety, food service, and medical supplies product lines. SSE is comprised of six acquired entities or operating assets: Impact Products, LLC, Rochester Midland, The Safety Zone, LLC, Malt Industries, Garland C. Norris and Dinesol. Impact Products supplies facility, janitorial and safety supplies in North America and has distribution centers in Toledo, OH and Walnut, CA. Rochester Midland supplies a variety of janitorial and sanitation accessories. Safety Zone is a distributor of supplies and devices for safety, janitorial, medical, food service and food processing applications with a broad customer base of more than 2,300 distributors served from its eight distribution centers in the U.S. and one in Canada. Malt Industries supplies protective apparel from one distribution center in Purvis, MS. Garland C. Norris is a regional wholesale distributor of food service disposables and janitorial and cleaning supplies with distribution centers in Apex, NC and Atlanta, GA. Dinesol provides commercial container and food services. In the years ended December 31, 2017, 2016, and 2015, sales for the SSE approximated 19%, 14% and 7% of SPR’s net sales, respectively. For additional segment information, see Note 11 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

Competition

The markets in which S.P. Richards participates are highly competitive. S.P. Richards competes with various entities, including other distributors, e-commerce businesses, manufacturers of the products S.P. Richards sells, buying groups, national resellers, office supply superstores and warehouse clubs. These competitors also sell and provide the same, or similar products and services that S.P. Richards provides. S.P. Richards competes primarily on product offerings, service, marketing programs, brand recognition and price. Further information regarding competition in the industry is set forth in “Risk Factors—The SPR Business and Essendant face substantial competition in the industries in which they do business.”

Properties

SPR operates 47 facilities in the United States and six facilities in Canada. Approximately 71% of these facilities are operated in leased buildings and the remainder are owned by GPC.

SPR believes that its facilities on the whole are in good condition, are adequately insured, are fully utilized and are suitable and adequate to conduct the business of its current operations.

For additional information regarding rental expense on leased properties, see Note 4 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE SPR BUSINESS

Overview

S.P. Richards Company is engaged in the wholesale distribution of a broad line of office and other business-related products through a diverse customer base of resellers. SPR conducted business during the year ended December 31, 2017 and during the three months ended March 31, 2018 throughout the United States and Canada from 53 locations located in North America.

Sales for the three months ended March 31, 2018 were $475.2 million, a 5% decrease as compared to $498.7 million in the same period in 2017. For the three months ended March 31, 2018, SPR recorded combined net income of $10.5 million, a decrease of 31% as compared to combined net income of $15.3 million in the same three month period in 2017.

SPR recorded combined net sales of $1.92 billion for the year ended December 31, 2017, an increase of 1% compared to sales in 2016. Combined net income for the year ended December 31, 2017 was $37 million, down 29% from $53 million in 2016, resulting in five consecutive years of sales growth. SPR’s growth strategy, and in particular the initiatives to diversify its business by offering its traditional products into the large and growing Facilities, Breakroom, and Safety Supplies (“FBS”) category, served to offset the challenging sales environment that persisted in SPR’s U.S. markets during 2017. Additionally, while SPR was focused on ongoing measures to improve gross margins and control costs, the impact of rising costs as well as the loss of leverage due to weak comparable sales trends in its core business increased expenses as a percentage of sales and negatively impacted earnings in 2017.

With regard to the December 31, 2017 combined balance sheet, SPR’s cash balance of $0.9 million was up from the cash balance of $0.3 million at December 31, 2016. SPR continues to generate cash, supported by ongoing net income and effective asset management. Accounts receivable decreased by approximately 2%, which compares to an approximate 2% sales decrease in the fourth quarter of 2017, as compared to the same three month period in 2016. Inventory decreased $6 million or 1%, which primarily reflects decreased purchasing volumes and lower core business. Accounts payable decreased $28 million or 15% from the prior year, due primarily to decreased purchasing volumes in the fourth quarter of 2017. Total debt outstanding at December 31, 2017 was $371.2 million, relatively in line with total debt of $370.8 million at December 31, 2016.

Net sales in 2016 were up 1% from 2015. Over the three year period of 2015 through 2017, SPR’s increase in sales reflects initiatives such as strategic acquisitions, the introduction of new and expanded product lines, sales to new markets and channels, and enhanced customer marketing programs. During this three year period, SPR was also focused on ongoing measures to improve gross margins and control costs, although the impact of rising cost as well as the loss of leverage due to weak comparable sales trends increased its expenses as a percentage of sales and negatively impacted earnings growth.

On April 12, 2018, GPC entered into a definitive agreement with Essendant to combine the SPR Business with Essendant in a business combination transaction. The transaction is expected to close before the end of 2018, subject to regulatory and other customary closing conditions and Essendant stockholder approval. Until this transaction closes, SPR will remain focused on its core growth initiatives for this business, including the further enhancement of its FBS offering.

SPR continues to focus on a variety of initiatives to facilitate continued growth including strategic acquisitions, the introduction of new and expanded product lines, sales to new markets and channels, and enhanced customer marketing programs.

Results of Operations for the Three Months Ended March 31, 2018 and 2017

SPR’s results of operations are summarized below for the three months ended March 31, 2018 and 2017.

	Quarter Ended March 31,
	2018	2017
	(In thousands)
Net sales	$475,230	$498,726
Gross margin	118,974	127,843
Net income	10,515	15,310

Net Sales

As noted above, sales for the three months ended March 31, 2018 were $475.2 million, a 5% decrease as compared to $498.7 million in the same period in 2017. The revenue decrease for the three months ended March 31, 2018 consisted of a decrease in organic sales compared to the same three month period in 2017.

Net sales for SPR Core decreased 7% for the three months ended March 31, 2018, compared to the same three month period in 2017. The decline was driven by the decrease in organic sales, primarily associated with SPR’s traditional office categories. SPR will continue to execute on its internal sales initiatives to drive improving sales trends in the quarters ahead.

Net sales for SSE increased 5% for the three months ended March 31, 2018, compared to the same three month period in 2017. The increase was driven by the positive sales growth for this segment, and SPR expects its plans to further enhance its FBS offering and other internal sales initiatives to drive continued revenue growth for this group in the quarters ahead.

Cost of Goods Sold

Cost of goods sold for the three months ended March 31, 2018 was $356.3 million, a 4% decrease from $370.9 million for the same period in 2017. As a percentage of net sales, cost of goods sold was 75.0% for the three month period ended March 31, 2018, as compared to 74.4% in the same three month period of 2017. The decrease in cost of goods sold for the three month period ended March 31, 2018 primarily relates to the sales decrease for this period as compared to the same three month period of the prior year, which is partially offset by lower supplier incentives. SPR’s cost of goods sold includes the total cost of merchandise, which represents the vast majority of this line item, as well as in-bound freight expenses from the suppliers, net of any vendor allowances and incentives. Total product inflation increased approximately 0.6% for the three months ended March 31, 2018, as compared to the same period of the prior year. In any period where SPR experiences price increases, SPR is able to work with its customers to pass most of these along to them.

Operating Expenses

Total operating expenses increased to $101.7 million for the three month period ended March 31, 2018 as compared to $100.2 million for the same three month period in 2017. As a percentage of net sales, operating expenses increased to 21.4% as compared to 20.1% in the same three month period of the previous year. The increase in operating expenses as a percentage of net sales for the three month period ended March 31, 2018 reflects the loss of leverage in SPR Core due to sales volume decline. In addition, SPR has experienced an increase in costs related to a shift in product and customer mix associated with sales to select channels. To offset these increases, SPR continues to enhance its cost control measures and remains focused on assessing the most optimal cost structure.

SPR’s operating expenses are substantially comprised of personnel and personnel-related costs at its headquarters and distribution centers. Additional operating expenses include SPR facilities, delivery, marketing, advertising, technology, and legal and professional costs.

Income Before Income Taxes

Income before income taxes decreased to $13.2 million for the three months ended March 31, 2018, compared to $23.4 million for the same three month period in 2017. The decrease in income before income taxes for the three month period ended March 31, 2018 is primarily due to the following factors: the negative impact of lower organic sales volume on gross profit and expense leverage; lower supplier incentives; and rising costs related to a shift in product and customer mix associated with sales to select channels. As a percentage of net sales, income before income taxes was 2.8% for the three months ended March 31, 2018, compared to 4.7% in the same three month period of 2017. SPR is focused on driving cost control initiatives to improve operating profit margins in the quarters ahead.

SPR Core’s income before income taxes decreased 28% for the three months ended March 31, 2018, compared to the same three month period in 2017, and the income before income tax margin was 6.9%, compared to 8.9% for the same three month period in 2017. The decrease in income before income tax margin for the three month period ended March 31, 2018 is primarily due to the impact of lower organic sales volume and its negative impact on gross profit and expense leverage, as well as lower supplier incentives.

SSE’s income before income taxes decreased 12% for the three months ended March 31, 2018, compared to the same three month period in 2017, and the income before income tax margin for this group was 4.3%, compared to 5.1% for the same three month period in 2017. The decrease in income before income tax margin for the three month period ended March 31, 2018 is primarily due to margin pressures resulting from sourcing volatility in the overseas market. SPR expects this volatility to normalize in the quarters ahead.

Income Taxes

The effective income tax rate was 20.51% for the three month period ended March 31, 2018 as compared to 34.7% for the same three month period in 2017. The decrease is primarily due to the Tax Cuts and Jobs Act enacted in December 2017 and an increase in the positive impact of the recognition of excess tax benefits pertaining to stock compensation as compared to the same three month period in 2017.

Net Income

For the three months ended March 31, 2018, SPR recorded combined net income of $10.5 million, a decrease of 31% as compared to the combined net income of $15.3 million in the same three month period in 2017.

Financial Condition for the Three Months Ended March 31, 2018

SPR’s cash balance of $1.5 million at March 31, 2018 increased $0.6 million or 70% from December 31, 2017. For the three months ended March 31, 2018, SPR made payments of $1.3 million for investments in SPR via capital expenditures and $30.2 million for net payments to GPC. These items were offset by SPR’s earnings and net cash provided by operating activities.

Accounts receivable increased $21.8 million or 10% from December 31, 2017, which is due to SPR’s higher sales volume in the three month period ended March 31, 2018 as compared to the fourth quarter of 2017. Inventory decreased $39.6 million or 10% from December 31, 2017, primarily due to seasonal sales demand, inventory rationalization and lower purchasing requirements in the first three months of 2018 relative to the prior three months. Accounts payable decreased $8.5 million or 5% from December 31, 2017, primarily due to the aforementioned lower purchasing requirements during the first three months of 2018 relative to year-end inventory purchases. SPR’s debt is discussed below.

Liquidity and Capital Resources for the Three Months Ended March 31, 2018

At March 31, 2018, SPR had a note payable in the amount of $6.0 million due to an affiliate bearing interest at a fixed rate of 1.0% that matured in April 2018.

At December 31, 2017 SPR had a note payable in the amount of $6.2 million due to an affiliate bearing interest at a fixed rate of 1.0% that matured in February 2018.

At both March 31, 2018 and December 31, 2017, SPR had debt comprised of three notes payable to an affiliate in the amounts of $230 million, $90 million and $45 million. These three notes payable each bear interest at a fixed rate of 5.25% and mature in December 2019.

The ratio of current assets to current liabilities was 3.8 at March 31, 2018 up from 3.5 at December 31, 2017.

SPR believes cash generated from operations, supplemented as necessary by GPC, will be sufficient to fund anticipated operations for the foreseeable future.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

SPR’s results of operations are summarized below for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(In thousands)
Net sales	$1,923,504	$1,900,562	$1,875,378
Gross margin	478,575	485,090	471,058
Net income	37,443	52,604	66,899

Net Sales

Combined net sales for the year ended December 31, 2017 totaled $1.92 billion, an increase of 1% from 2016. The increase in sales reflects an approximate 5% contribution from acquisitions offset by an approximate 4% decrease in sales volume, inclusive of a 0.6% increase in higher transaction values associated with price inflation. Sales were up 8% in the first quarter, up 4% in the second quarter, down 5% in the third quarter and down 2% in the fourth quarter of 2017. Overall, the net sales growth in 2017 was driven by the positive impact of acquisitions in 2016, which reflects SPR’s strategy to further diversify the business in the large and growing FBS category.

Combined net sales for the year ended December 31, 2016 totaled $1.90 billion, an increase of 1% from 2015. The increase in sales reflects an approximate 7% contribution from acquisitions offset by an approximate 6% decrease in sales volume. Sales were down 3% in the first quarter, up 1% in the second quarter, up 4% in the third quarter and up 3% in the fourth quarter of 2016. Overall, this growth was driven by SPR’s strategy to further diversify the business in the large and growing FBS category, primarily via acquisitions.

SPR Core

Net sales for SPR Core were $1.57 billion in 2017, a decrease of 4% from 2016. The decline is primarily due to lower sales across SPR’s traditional product categories and sales channels.

Net sales for SPR Core were $1.64 billion in 2016, a decrease of 7% from 2015. The decline is primarily due to a decrease in the independent retailer channel.

SSE

Net sales for SSE were $366 million in 2017, an increase of 34% from 2016. The increase in sales is primarily due to acquisitions and the underlying organic sales growth in this category.

Net sales for SSE were $274 million in 2016, an increase of 112% from 2015. The increase in sales is primarily due to acquisitions, while organic sales were relatively flat for the year.

Cost of Goods Sold

SPR includes in cost of goods sold the actual cost of merchandise, which represents the vast majority of this line item. Other items in cost of goods sold includes in-bound freight from the suppliers, net of any vendor allowances and incentives. Cost of goods sold was $1.44 billion in 2017, $1.42 billion in 2016 and $1.40 billion in 2015. Cost of goods sold in 2017, 2016 and 2015 generally changed from the prior years in accordance with the related percentage change in sales for the same years. For these periods, total product inflation or deflation was relatively insignificant and actual costs were relatively unchanged from the prior year. Cost of goods sold represented 75.1% of net sales in 2017, 74.5% of net sales in 2016 and 74.9% of net sales in 2015.

In 2017, 2016 and 2015, SPR experienced slight vendor price increases. In any year where SPR experiences price increases, SPR is able to work with its customers to pass most of these along to them.

Operating Expenses

SPR includes in selling, administrative and other expenses (“SG&A”), all personnel and personnel-related costs at its headquarters and distribution centers, which accounts for approximately 45% of total SG&A. Additional costs in SG&A include SPR’s facilities, delivery, marketing, advertising, technology, legal and professional costs.

SG&A of $384 million in 2017 increased by $15 million or approximately 4% from 2016. This represents 19.9% of net sales in 2017 compared to 19.4% of net sales in 2016. The increase in SG&A expenses from the prior year reflects the impact of rising costs, the loss of leverage associated with SPR’s 4% comparable sales decrease and the higher cost models of acquisitions relative to SPR Core. To offset these increases, SPR continues to implement enhanced cost control measures and remains focused on assessing the optimal cost structure in its business. Depreciation and amortization expense was $15 million in 2017, an increase of approximately $1 million or 6% from 2016. The provision for doubtful accounts was $3.6 million in 2017, an increase of $3.5 million from 2016.

SG&A of $369 million in 2016 increased by $39 million or approximately 12% from 2015. This represents 19.4% of net sales in 2016 compared to 17.6% of net sales in 2015. The increase in SG&A expenses from the prior year reflect the costs associated with two acquisitions, as well as the impact of their higher cost models relative to SPR Core. In addition SPR has experienced an increase in costs related to a shift in product and customer mix associated with sales to select channels. The increase in SG&A expenses as a percentage of net sales from the prior year reflect these factors as well as the loss of leverage due to negative comparable sales. To offset these increases, SPR implemented enhanced cost control measures. Depreciation and amortization expense was $14 million in 2016, an increase of approximately $2 million or 18% from 2015. The provision for doubtful accounts was $0.1 million in 2016, down from $0.8 million in 2015.

Non-Operating Expenses and Income

Non-operating expenses (income) consisted of interest. Interest expense was $19.9 million in 2017, $20.0 million in 2016 and $20.4 million in 2015.

Income Before Income Taxes

Income before income taxes was $57 million in 2017, down 31% from 2016. As a percentage of net sales, income before income taxes was 3.0% in 2017 compared to 4.3% in 2016. In 2016, income before income taxes of $82 million was down $26 million from 2015 and as a percentage of net sales was 4.3% in 2016 compared to 5.8% in 2015.

SPR Core

SPR Core’s operating margin decreased to 6.3% in 2017 from 7.7% in 2016, primarily due to gross margin pressures associated with lower supplier incentives as well as rising costs and the deleveraging of expenses due to comparable sales declines in this group’s core office supplies business. SPR Core entered 2018 focused on its core growth initiatives and the evaluation of options for new and enhanced opportunities that may serve to more effectively navigate the difficult industry dynamics in which it competes.

SPR Core’s operating margin decreased to 7.7% in 2016 from 9.1% in 2015, primarily due to gross margin pressures associated with lower supplier incentives, customer and product mix shifts, rising costs, and the deleveraging of expenses due to comparable sales decline in SPR Core’s office supplies business.

SSE

SSE’s operating margin decreased to 5.9% in 2017 from 6.9% in 2016, primarily due to supplier cost increases and related pricing pressures as well as the impact of rising costs. SSE entered 2018 focused on its initiatives to drive sales growth, while also driving cost savings.

SSE’s operating margin increased to 6.9% in 2016 from 6.6% in 2015, primarily due to favorable operating margin of the The Safety Zone LLC acquisition during the year.

Income Taxes

The Tax Cuts and Jobs Act was enacted December 22, 2017. While not all inclusive, these are the provisions of the Act that impact SPR. It reduces the U.S. federal corporate tax rate from 35% to 21% for taxable years starting after December 31, 2017, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were not previously subject to U.S. Federal income tax and creates new taxes on certain foreign sourced earnings.

The effective income tax rate of 34.1% in 2017 decreased from 36.2% in 2016, primarily due to more favorable tax benefits from stock option and manufacturer deductions. The rate also reflects the $46,000 net tax expense related to the transition tax associated with foreign earnings and the revaluation of deferred tax assets and liabilities as required by the Tax Cuts and Jobs Act of 2017.

The effective income tax rate of 36.2% in 2016 decreased from 38.0% in 2015, primarily due to more favorable adjustments recorded in 2016 in connection with a decrease in the liability for uncertain tax positions.

Net Income

Net income was $37 million in 2017, a decrease of 29% from $53 million in 2016. Net income was 1.9% of net sales in 2017 compared to 2.8% of net sales in 2016.

Net income was $53 million in 2016, a decrease of 21% from $67 million in 2015. Net income was 2.8% of net sales in 2016 compared to 3.6% of net sales in 2015.

Financial Condition for the Years Ended December 31, 2017, 2016 and 2015

SPR’s cash balance of $0.9 million at December 31, 2017 compares to its cash balance of $0.3 million at December 31, 2016, as discussed further below. SPR’s accounts receivable balance at December 31, 2017 decreased by approximately 2% from the prior year and SPR is satisfied with the quality and collectability of its accounts receivable. Inventory at December 31, 2017 decreased by $6 million or approximately 1% from December 31, 2016, primarily due to decreased purchasing volumes, and accounts payable decreased $28 million or approximately 15% from December 31, 2016 due primarily to decreased purchasing volumes in the fourth quarter of 2017.

Liquidity and Capital Resources for the Years Ended December 31, 2017, 2016 and 2015

SPR’s sources of capital consist primarily of cash flows from operations, supplemented as necessary by GPC. SPR has a $6 million note payable outstanding at December 31, 2017, which matured in January 2018. SPR has a $365 million of total debt outstanding at December 31, 2017, which matures in December 2019. Currently, SPR believes that its cash on hand and available funding from GPC are sufficient to fund SPR’s operations, including working capital requirements, interest payments, capital expenditures, income tax obligations, dividends, and contemplated acquisitions.

The ratio of current assets to current liabilities was 3.5 to 1 and 3.2 to 1 at December 31, 2017 and 2016, respectively, and SPR’s liquidity position remains solid.

Sources and Uses of Net Cash

A summary of SPR’s combined statements of cash flows is as follows:

	Year Ended December 31,			Percent Change
Net Cash Provided by (Used in):	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
	(In thousands)
Operating activities	$44,738	$79,722	$76,739	(44)%	4%
Investing activities	(3,255)	(9,759)	(12,196)	(67)%	(20)%
Financing activities	(40,909)	(72,127)	(67,627)	(43)%	7%

Net Cash Provided by Operating Activities

In 2017, net cash provided by operating activities totaled $44.7 million. This reflects a 44% decrease from 2016 primarily due to lower net income coupled with a reduction in accounts payable. Net cash provided by operating activities was $79.7 million in 2016, a 4% increase from 2015 due primarily to the change in trade accounts receivable, merchandise inventories, trade accounts payable and changes in other short-term/long-term assets and liabilities, which, collectively, net to a $8.4 million source of cash in 2016 compared to a $4.6 million use of cash in 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.3 million in 2017 compared to $9.8 million in 2016, a 67% decrease. Net cash used in investing activities was $9.8 million in 2016 compared to $12.2 million in 2015, a 20% decrease. Cash used for acquisitions of businesses and other investing activities in 2016 was $0.3 million, or $2.4 million less than in 2015. Capital expenditures were $6.2 million, $9.9 million and $9.9 million during 2017, 2016 and 2015.

Net Cash Used in Financing Activities

SPR used $40.9 million of cash in financing activities in 2017, down 43% from the $72.1 million used in financing activities in 2016. Cash used in financing activities in 2016 was up 7% from the $67.6 million used in 2015. For the three years presented, net cash used in financing activities was primarily for dividends paid to GPC. SPR paid dividends to GPC of $35.1 million, $48.1 million and $44.7 million during 2017, 2016 and 2015, respectively. Additionally, in 2017, 2016 and 2015, net cash used in financing activities included payments to GPC and affiliates of $5.8 million, $22.2 million and $20.6 million, respectively.

Notes and Other Borrowings

At December 31, 2017, SPR had a note payable due to an affiliate outstanding as follows: a $6.2 million note payable to an affiliate bearing interest at a fixed rate of 1.0% that matured in January of 2018 and three notes payable to an affiliate in the amounts of $230 million, $90 million and $45 million. These three notes payable each bear interest at a fixed rate of 5.25% and mature in December of 2019. Total interest expense, net of interest income, for all borrowings was $19.9 million, $20.0 million and $20.4 million in 2017, 2016 and 2015, respectively.

Contractual and Other Obligations

The following table shows SPR’s approximate obligations and commitments as of December 31, 2017:

Contractual Obligations

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
	(In thousands)
Operating leases	$83,384	$18,759	$25,114	$11,022	$28,489
Notes payable	371,161	6,161	365,000	—	—

Total contractual cash obligations	$454,545	$24,920	$390,114	$11,022	$28,489

Due to the uncertainty of the timing of future cash flows associated with SPR’s unrecognized tax benefits at December 31, 2017, SPR is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $3.1 million of unrecognized tax benefits and the provisional $0.6 million one-time transition tax estimate related to the Act have been excluded from the contractual obligations table above. Refer to Note 6 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015 for a discussion on income taxes.

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in SPR’s estimates. SPR is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. SPR’s purchase orders are based on its current distribution needs and are fulfilled by its vendors within short time horizons. SPR does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed its expected requirements.

Other Commercial Commitments

SPR participates in GPC’s defined benefit pension plans and defined contribution plan. SPR has selected the multiemployer approach to account for the plans within the combined financial statements. As such, pension assets and obligations have been excluded from the combined balance sheets. SPR has not made a contribution to the plans in 2017, 2016, or 2015. For the years ended December 31, 2017, 2016, and 2015, GPC allocated expenses related to employee benefits to SPR, which included the defined benefit pension plans, of $5.4 million, $4.9 million, and $5.2 million, respectively. These expenses are classified as selling, administrative, and other expenses in the combined statements of income and comprehensive income. Allocated expenses from GPC are discussed further in the related party footnote in Note 9 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

Critical Accounting Policies

General

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SPR Business is based upon SPR’s combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of SPR’s combined financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

SPR describes in this section certain critical accounting policies that require SPR to make significant estimates, assumptions and judgments. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the combined financial statements. For further information on the critical accounting policies, see Note 1 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

Inventories—Provisions for Slow Moving and Obsolescence

SPR identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of SPR’s inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While SPR has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts—Methodology

SPR evaluates the collectability of trade accounts receivable based on a combination of factors. SPR estimates an allowance for doubtful accounts based on historical bad debt experience and periodically adjusts this estimate when SPR becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While SPR has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which SPR operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2017, 2016 and 2015, SPR recorded provisions for doubtful accounts of approximately $3.6 million, $0.1 million, and $0.8 million, respectively. For the three months ended March 31, 2018, SPR recorded provisions for doubtful accounts of approximately $4.1 million.

Consideration Received from Vendors

SPR enters into agreements at the beginning of each year with many of its vendors that provide for inventory purchase incentives. Generally, SPR earns inventory purchase incentives upon achieving specified volume purchasing levels or other criteria. SPR accrues for the receipt of these incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year. While management believes SPR will continue to receive consideration from vendors in 2018 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives in the future or that SPR will be able to achieve the specified volumes necessary to take advantage of such incentives.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets

At least annually, SPR evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment indicators. SPR’s judgments regarding the existence of impairment indicators are based on market conditions and operational performance, among other factors. Future events could cause SPR to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating for impairment also requires SPR to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on SPR’s financial condition and results of operations.

Employee Benefit Plans

SPR participates in GPC’s defined benefit pension plans and defined contribution plan. SPR has selected the multiemployer approach to account for the plans within the combined financial statements. As such, pension assets and obligations have been excluded from the combined balance sheets. See Note 7 of Notes to Combined Financial Statements of the SPR Business as of December 31, 2017, 2016 and 2015.

Business Combinations

From time to time, SPR may enter into business combinations. SPR generally recognizes the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. SPR measures goodwill as the excess of consideration transferred, which SPR also measures at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires SPR to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities, including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. This method also requires SPR to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If SPR is required to adjust provisional amounts that it has recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on SPR’s combined financial statements.

Significant estimates and assumptions in estimating the fair value of acquired customer relationships and other identifiable intangible assets include future cash flows that SPR expects to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, SPR could record impairment charges. In addition, SPR has estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If SPR estimates the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Quantitative and Qualitative Disclosures about Market Risk

Although SPR does not face material risks related to interest rates and commodity prices, SPR is exposed to changes in foreign currency rates with respect to foreign currency denominated operating revenues and expenses. SPR has translation gains or losses that result from translation of the results of operations of an operating unit’s foreign functional currency into U.S. dollars for combined financial statement purposes. SPR’s principal foreign currency exchange exposures is the Canadian dollar, which is the functional currencies of SPR’s Canadian operations. As previously noted under “Net Sales,” foreign currency exchange exposure insignificantly impacted SPR’s results for the three month period ended March 31, 2018.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE SPR BUSINESS

Selected Financial Data

The following table set forth certain selected historical financial data of SPR as of the dates and for the periods indicated. The historical results of SPR are not necessarily indicative of results that should be expected in the future, and the results for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year ending December 31, 2018. The following selected financial data are only a summary, and are qualified by reference to, and should be read in conjunction with, the combined financial statements, related notes and other financial information, as well as in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SPR Business” of this proxy statement/prospectus-information statement.

(Dollars in thousands)	Three months ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Net sales	$475,230	$498,726	$1,923,504	$1,900,562	$1,875,378	$1,751,278	$1,604,128
Cost of goods sold	356,256	370,883	1,444,929	1,415,472	1,404,320	1,311,496	1,199,968
Operating and non-operating expenses, net	105,740	104,404	421,789	402,656	363,071	331,015	307,431
Income before income taxes	13,234	23,439	56,786	82,434	107,987	108,767	96,729
Income taxes	2,719	8,129	19,343	29,830	41,088	40,847	36,416
Net income	$10,515	$15,310	$37,443	$52,604	$66,899	$67,920	$60,313
Total debt	371,010	370,806	371,161	370,770	372,590	374,900	287,708
Net parent investment	439,055	438,033	428,628	422,671	282,065	237,394	213,847
Total assets	$1,020,645	$1,060,362	$1,023,390	$1,063,441	$911,838	$881,462	$666,574

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ESSENDANT

The following table sets forth certain historical consolidated financial data of Essendant. The summary consolidated statement of operations, balance sheet and statement of cash flows data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 have been derived from Essendant’s audited consolidated financial statements and related notes included in Essendant’s Current Report on Form 8-K filed on May 31, 2018, which is incorporated herein and attached as Annex E. The selected consolidated financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 has been derived from Essendant’s audited consolidated financial statements and related notes for such years, which have not been incorporated by reference with this proxy statement/prospectus-information statement. The selected historical consolidated financial statements for the three months ended March 31, 2018 and 2017 have been derived from the unaudited condensed consolidated financial statements of Essendant included in Essendant’s most recent Quarterly Report on Form 10-Q, which is incorporated herein and attached as Annex D. The unaudited condensed consolidated financial statements of Essendant have been prepared on the same basis as the audited financial statements of Essendant, except for the January 1, 2018 adoption of ASC 606. In the opinion of Essendant management, the unaudited condensed consolidated interim financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. The historical results of Essendant are not necessarily indicative of results that should be expected in the future, and the results for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year ending December 31, 2018. This information is only a summary, and you should read it in conjunction with Essendant’s consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Essendant’s Current Report on Form 8-K filed on May 31, 2018 and most recent Quarterly Report on Form 10-Q, each of which is incorporated herein. See also “Where You Can Find Additional Information.”

	Three months ended March 31,		Year ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Statement of Operations Data:
Net sales	1,240,155	1,269,383	5,037,327	5,369,022	5,363,046	5,327,205	5,085,293
Cost of goods sold	1,118,979	1,083,715	4,331,273	4,609,161	4,526,551	4,524,676	4,297,952

Gross profit(1)	121,176	185,668	706,054	759,861	836,495	802,529	787,341
Operating expenses(2)
Warehousing, marketing and administrative expenses	165,544	172,298	661,386	626,117	671,972	593,141	575,984
Restructuring charges	14,061	—	—	—	—	—	—
Impairments of goodwill and intangible assets	—	198,828	285,166	—	129,338	9,034	1,183
Loss (gain) on disposition of business	—	—	—	—	1,461	(800)	—

Operating (loss) income	(58,429)	(185,458)	(240,498)	133,744	33,724	201,154	210,174
Interest expense	7,535	6,925	26,696	24,143	20,580	16,234	12,233
Interest income	(221)	(186)	(1,078)	(1,272)	(996)	(500)	(593)
Pension expense	908	724	2,894	16,218	3,941	2,532	2,974

Interest and other expense, net	8,222	7,463	28,512	39,089	23,525	18,266	14,614

(Loss) income before income taxes	(66,651)	(192,921)	(269,010)	94,655	10,199	182,888	195,560
Income tax (benefit) expense(3)	(15,211)	(4,328)	(2,029)	30,803	54,541	70,773	73,507

Net (loss) income	$(51,440)	$(188,593)	$(266,981)	$63,852	$(44,342)	$112,115	$122,053

	Three months ended March 31,		Year ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Net (loss) income per share:
Net (loss) income per common share—basic	$(1.40)	$(5.15)	$(7.27)	$1.75	$(1.18)	$2.90	$3.08

Net (loss) income per common share—diluted	$(1.40)	$(5.15)	$(7.27)	$1.73	$(1.18)	$2.87	$3.03

Cash dividends declared per share	0.14	0.14	0.56	0.56	0.56	0.56	0.56

Balance Sheet Data:
Working capital	$759,915	$872,481	$793,128	$904,715	$956,588	$968,894	$829,917
Total assets	1,712,059	1,920,217	1,774,250	2,163,506	2,262,859	2,347,368	2,104,019
Total debt(4)	536,427	571,474	498,123	608,969	716,315	710,768	530,306
Total stockholders’ equity	441,351	590,611	494,914	781,106	723,734	843,667	820,146

Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	$(21,425)	$53,025	$185,543	$130,942	$162,734	$77,133	$74,737
Net cash used in investing activities	(7,792)	(8,312)	(38,455)	(3,769)	(67,929)	(183,633)	(30,273)
Net cash provided by (used in) financing activities	31,560	(43,443)	(140,001)	(135,964)	(84,990)	105,968	(53,060)

(1)	Q1 2018—Includes $42.8 million charge related to product assortment refinements.

2015—Includes $4.9 million related to Industrial obsolescence reserve.

(2)	Q1 2018—Includes $14.1 million charge related to workforce reductions and facility consolidations and $4.2 million of transformational expenses, partially offset by a $0.1 million gain reflecting recovery of notes receivable in 2015.

Q1 2017—Includes $198.8 million of charges related to goodwill impairment, $6.0 million charge related to a litigation reserve and $3.0 million of transformational expenses.

2017—Includes $285.2 million of charges related to goodwill impairment, $19.7 million of transformational expenses, $9.0 million of charges related to litigation reserves, partially offset by a $0.3 million gain reflecting recovery of notes receivable reserved in 2015.

2016—Includes $20.5 million gain on sale of City of Industry facility, $4.0 million charge related to a litigation reserve, $1.2 million charge related to severance costs for operating leadership, $0.9 million reversal of 2015 restructuring expenses partially offset by 2016 facility charges.

2015—$115.8 million charge related to Industrial impairment of goodwill and intangible assets, $18.6 million charge related to workforce reductions and facility consolidations, a $17.0 million loss on sale and related costs of Essendant’s Mexican subsidiary, $12.0 million intangible asset impairment charge related to rebranding and accelerated amortization related to rebranding efforts, and $10.7 million impairment of seller notes receivable related to Essendant’s prior year sale of a software service provider.

2014—$8.2 million loss on disposition of a software service provider.

2013—$13.0 million charge for a workforce reduction and facility closures and a $1.2 million asset impairment charge.

(3)	Includes $2.6 million related to the one-time impact of the passage of the Tax Cuts and Jobs Act in 2017; $1.7 million related to tax effect of a dividend from a foreign subsidiary and a $0.4 million change in reserve related to uncertain tax positions taken in the prior year in 2016; and the tax effects for items noted above for each respective year.

(4)	Total debt includes current maturities where applicable.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following pro forma financial statements include the pro forma balance sheet as of March 31, 2018, and the interim pro forma statement of operations and for the year ended December 31, 2017, after giving effect to the Merger and other Transactions.

The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 combines the historical condensed consolidated statements of operations of Essendant and the historical condensed combined statements of operations for the SPR Business, giving effect to the Merger and other Transactions as if they had been consummated on January 1, 2017. The unaudited pro forma combined condensed consolidated balance sheet combines the historical condensed consolidated balance sheet of Essendant as of March 31, 2018 and the historical condensed combined balance sheet of the SPR Business as of March 31, 2018, giving effect to the Merger and other Transactions as if they had been consummated on March 31, 2018.

The historical combined financial statements of the SPR Business have been “carved-out” from GPC’s consolidated financial statements and reflect assumptions and allocations made by GPC. SPR Business’s historical combined financial statements include assets and liabilities specifically attributable to the SPR Business, and certain assets and liabilities that are held by GPC that are specifically identifiable or otherwise attributable to the SPR Business. SPR Business’s historical combined financial statements include all revenues and costs directly attributable to the SPR Business and an allocation of corporate expenses from GPC. Such corporate expenses include, but are not limited to, centralized GPC support functions including executive management services, finance, legal and professional, information technology, human resources, sales and marketing, shared services, insurance, and general corporate expenses as well as share-based compensation. These expenses are not based on actual costs for service provided and instead are allocated to the SPR Business based on an intercompany formula which is calculated using a blended percentage of the SPR Business’s portion of GPC’s total net sales, operating profit, and assets. In addition to the corporate allocations, the SPR Business receives direct billings or charges from GPC generally related to a specific service being provided to the SPR Business by GPC. The financial information in the SPR Business’s historical combined financial statements does not necessarily include all expenses that would have been incurred by the SPR Business had it been a separate, stand-alone entity. Actual costs that may have been incurred if the SPR Business had been a stand-alone company would depend on a number of factors, including the chosen organizational structure and functions outsourced or performed by employees. Consequently, the SPR Business’s historical combined financial statements do not necessarily reflect what the SPR Business’s financial condition and results of operations would have been had the SPR Business operated as a stand-alone company during the periods or as of the date presented.

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted in the unaudited combined condensed consolidated pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the Merger and other Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of operations of the combined business.

The pro forma financial statements were prepared using the acquisition method of accounting with Essendant considered the accounting acquirer of the SPR Business. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill.

The pro forma purchase price allocation was based on preliminary estimates of the fair values of the tangible and intangible assets and liabilities related to the SPR Business. Essendant has considered multiple factors in arriving at the estimated fair market values which were based on a preliminary and limited review of the assets and liabilities related to the SPR Business to be transferred and certain assumptions that management of Essendant believes are factually supportable as of the date of this document. Following the effective date of the

Transactions, Essendant will complete the preliminary purchase price allocation after considering the SPR Business’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. A final determination of the fair value of the SPR Business’s assets acquired and liabilities assumed, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of the SPR Business that exist as of the closing date of the Merger and, therefore, cannot be made prior to the completion of the Merger. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. These potential changes to the purchase price allocation and related pro forma adjustments could be material.

The pro forma financial statements contain only adjustments that are factually supportable and directly attributable to the transactions and do not reflect the costs of any integration activities or benefits that may result from realization of the $75 million in annual run-rate cost net synergies, 90% of which are expected to be realized within two years post-closing, and more than $100 million in working capital improvements as a result of the Transactions. Essendant expects to incur significant, one-time costs, some of which will be capitalized, in connection with the Transactions. Essendant management expects to incur up to $50 million in cash costs and approximately $60 million in year one post-close non-cash costs. The financing fees and transaction-related costs that are expected to be incurred in 2018 will primarily be funded through new term loans and revolvers issued in connection with the Transactions and have been reflected as pro forma adjustments in the unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2018. The transaction and integration-related costs will be incurred primarily during the first two years following the consummation of the Transactions, and will primarily be funded through cash generated from operations.

The adjustments included in the pro forma financial statements are based upon currently available information and assumptions that Essendant believes to be reasonable. These adjustments and related assumptions are described in the accompanying notes presented on the following pages.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined Essendant and the SPR Business would have reported had the Merger and Transactions been completed as of the dates set forth in the pro forma financial statements, and should not be taken as being indicative of Essendant’s future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma financial statements for a number of reasons, including differences between the assumptions used to prepare the pro forma financial statements and actual amounts.

The pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	Essendant’s audited historical consolidated financial statements and related notes as of and for the year ended December 31, 2017 as restated in Essendant’s Current Report on Form 8-K filed on May 31, 2018, which is incorporated herein and attached as Annex E;

•	Essendant’s unaudited historical condensed consolidated financial statements and related notes as of and for the three-month period ended March 31, 2018, as filed in Essendant’s most recent quarterly report on Form 10-Q filed on April 25, 2018 which is incorporated herein and attached as Annex D;

•	SPR Business’s audited historical combined financial statements and related notes as of and for the year ended December 31, 2017, which are included elsewhere in this document; and

•	SPR Business’s unaudited historical combined financial statements and related notes as of and for the three months ended March 31, 2018, which are included elsewhere in this document.

The deferred tax amounts reflected in the pro forma financial statements are based on the assumption that GPC is making IRC Section 338(h)(10) elections as part of its domestic internal reorganization resulting in asset step up/down adjustments to fair market value and no book/tax basis differences at the time of merger that would result in the establishment of deferred taxes.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

As Of March 31, 2018

(Dollars in thousands)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	30,967	1,478	(1,478)	(4a)	30,967
Accounts receivable, less allowance for doubtful accounts	641,637	301,160	19,733	(4b)	962,530
Inventories	704,313	364,202	4,174	(3), (4c)	1,072,689
Other current assets	69,523	121,594	(87,977)	(4d)	103,140

Total current assets	1,446,440	788,434	(65,548)		2,169,326
Property, plant, and equipment, net	129,291	29,945	9,743	(3), (4e)	168,979
Intangible assets, net	70,866	87,825	(2,794)	(3), (4f)	155,897
Goodwill	13,128	81,977	(66,331)	(3), (4g)	28,774
Other long-term assets	52,334	32,316	(738)	(4h)	83,912
Deferred income taxes	—	148	(148)	(4i)	—

Total assets	1,712,059	1,020,645	(125,816)		2,606,888

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	469,981	154,240	13,516	(4j)	637,737
Accrued liabilities	185,577	49,448	12,215	(4k)	247,240
Current maturities of long-term debt	6,077	6,010	(6,087)	(4l)	6,000

Total current liabilities	661,635	209,698	19,644		890,977
Deferred income taxes	1,172	—	—		1,172
Long-term debt	530,350	365,000	8,527	(4l)	903,877
Mandatorily redeemable preferred securities	—	—	5,000	(4m)	5,000
Other long-term liabilities	77,551	6,892	(2,865)	(4n)	81,578

Total liabilities	1,270,708	581,590	30,306		1,882,604

Shareholders’ equity:
Common stock, par value $0.10 per share	7,444	—	—		7,444
Additional paid in capital	414,055	—	323,254	(4o)	737,309
Treasury stock	(1,092,979)	—	—		(1,092,979)
Retained earnings	1,162,237	—	(40,321)	(4o)	1,121,916
Net parent investment	—	438,739	(438,739)	(4o)	—
Accumulated other comprehensive loss	(49,406)	316	(316)	(4o)	(49,406)

Total shareholders’ equity	441,351	439,055	(156,122)		724,284

Total liabilities and shareholders’ equity	1,712,059	1,020,645	(125,816)		2,606,888

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Unaudited Pro Forma Combined Condensed Consolidated Statement Of Operations

For the Three Months Ended March 31, 2018

(Dollars in thousands)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	1,240,155	475,230	175	(5a)	1,715,560
Cost of goods sold	1,118,979	356,256	42,034	(5b)	1,517,269

Gross profit	121,176	118,974	(41,859)		198,291
Operating expenses:
Warehousing, marketing and administrative expenses	165,544	101,673	(38,977)	(5c)	228,240
Restructuring charges	14,061	—	—		14,061
Impairment of goodwill	—	—	—		—

Operating (loss) income	(58,429)	17,301	(2,882)		(44,010)
Interest and other expense, net	8,222	4,067	(3,314)	(5d)	8,975

(Loss) income before income taxes	(66,651)	13,234	432		(52,985)
Income taxes (benefit) expense	(15,211)	2,719	114	(5e)	(12,378)

Net (loss) income	(51,440)	10,515	318		(40,607)

Average common shares outstanding	36,865		40,191	(5f)	77,056
Average diluted shares outstanding	36,865		40,191	(5f)	77,056
Earnings per common share	(1.40)				(0.53)
Earnings per common share—assuming dilution	(1.40)				(0.53)

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Unaudited Pro Forma Combined Condensed Consolidated Statement Of Operations

For the Year Ended December 31, 2017

(Dollars in thousands)	Essendant Inc. Historical*	S.P. Richards Co. and Subs Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	5,037,327	1,923,504	1,852	(5a)	6,962,683
Cost of goods sold	4,331,273	1,444,929	166,158	(5b)	5,942,360

Gross profit	706,054	478,575	(164,306)		1,020,323
Operating expenses:
Warehousing, marketing and administrative expenses *	661,385	399,460	(144,822)	(5c)	916,023
Restructuring charges	—	—	—		—
Impairment of goodwill	285,166	—	—		285,166

Operating (loss) income	(240,497)	79,115	(19,484)		(180,866)
Interest and other expense, net *	28,513	22,329	(17,265)	(5d)	33,577

(Loss) income before income taxes	(269,010)	56,786	(2,219)		(214,443)
Income taxes (benefit) expense	(2,029)	19,343	(863)	(5e)	16,451

Net (loss) income	(266,981)	37,443	(1,356)		(230,894)

Average common shares outstanding	36,729		40,191	(5f)	76,920
Average diluted shares outstanding	36,729		40,191	(5f)	76,920
Earnings per common share	(7.27)				(3.00)
Earnings per common share—assuming dilution	(7.27)				(3.00)

*	Revised in the second quarter of 2018 for the impact of the adoption of a new pension accounting pronouncement (ASU 2017-07) to present the non-service components of periodic pension cost to “Interest and other expense, net” in the condensed consolidated statement of operations, while service cost remains in “Warehouse, marketing and administrative expense.” There is no net impact to (loss) income before income taxes as a result of the adoption.

See accompanying “Notes to the Pro Forma Financial Statements” beginning on page 155.

Notes to the Pro Forma Financial Statements

Note 1: Basis of Presentation

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X and present the unaudited pro forma combined condensed consolidated financial position and results of operations of the combined company based upon the historical financial statements of each of Essendant and the SPR Business, after giving effect to the Merger and other Transactions and are intended to reflect the impact of the Merger and other Transactions on Essendant’s pro forma financial statements. The historical financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the Merger and other Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of operations of the combined business.

The pro forma financial statements were prepared using the acquisition method of accounting with Essendant considered the accounting acquirer of the SPR Business. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill.

The accompanying pro forma financial statements are presented for illustrative purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined Essendant and SPR Business would have reported had the Merger and Transactions been completed as of the dates set forth in the pro forma financial statements and should not be taken as being indicative of Essendant’s future consolidated results of operations or financial position. The pro forma financial statements contain only adjustments that are factually supportable and directly attributable to the transactions and do not reflect the costs of any integration activities or benefits that may result from realization of revenue or net cost synergies expected to result from the Merger.

The historical combined financial statements of the SPR Business have been “carved-out” from GPC’s consolidated financial statements and reflect assumptions and allocations made by GPC. The SPR Business’s historical combined financial statements include assets and liabilities specifically attributable to the SPR Business, and certain assets and liabilities that are held by GPC that are specifically identifiable or otherwise attributable to the SPR Business. The SPR Business’s historical combined financial statements include all revenues and costs directly attributable to the SPR Business and an allocation of corporate expenses from GPC. Such corporate expenses include, but are not limited to, centralized GPC support functions including executive management services, finance, legal and professional, information technology, human resources, sales and marketing, shared services, insurance, and general corporate expenses as well as share-based compensation. These expenses are not based on actual costs for service provided and instead are allocated to the SPR Business based on an intercompany formula which is calculated using a blended percentage of the SPR Business’s portion of GPC’s total net sales, operating profit, and assets. In addition to the corporate allocations, the SPR Business receives direct billings or charges from GPC generally related to a specific service being provided to the SPR Business by GPC. The financial information in the SPR Business’s historical combined financial statements does not necessarily include all expenses that would have been incurred by the SPR Business had it been a separate, stand-alone entity.

Note 2: Accounting Policies

Acquisition accounting rules require evaluation of certain assumptions and estimates, as well as determination of financial statement classifications that are completed during the measurement period, as defined in current accounting standards. For the purposes of preparing the pro forma financial statements, Essendant management has conducted a preliminary analysis of the adjustments required to conform the SPR Business’s financial statements to reflect the current accounting policies of Essendant. Essendant management’s assessment is ongoing and, at the time of preparing the pro forma financial statements, other than the adjustments made herein, management is not aware of any other material differences. Upon consummation of the Merger, Essendant management will conduct an in-depth review of the SPR Business’s accounting policies in an effort to determine if additional differences in accounting policies and/or financial statement classifications exist that may require additional adjustments to or reclassification of the SPR Business’s results of operations, assets or liabilities to conform to Essendant’s accounting policies and classifications. As a result of that review, Essendant management may identify differences that, when conformed, could have a material impact on the pro forma financial statements.

As a result of the preliminary analysis, Essendant identified a specific material accounting policy difference for inventory valuation policies. Essendant values inventory at the lower of cost or market determined using the last-in, first-out (“LIFO”) method of inventory valuation. The SPR Business values its inventory using the first-in, first-out (“FIFO”) method of inventory valuation. As of the acquisition date, the SPR Business’s inventory will be accounted for using the LIFO method. The preliminary acquisition-date fair value of the SPR Business’s acquired inventory is $371 million, before any reclassification adjustments to conform to Essendant’s financial presentation.

Refer to Footnotes 4 and 5 for additional information on the accounting policy alignment for LIFO and reclassification adjustments reflected in the pro forma combined condensed consolidated balance sheet and pro forma combined consolidated statements of operations.

Note 3: Purchase Price Allocation

The pro forma balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The fair value balances of the assets acquired and liabilities assumed are not reflective of the reclassification adjustments to conform to Essendant’s financial presentation. See Footnotes 4 and 5 for further details on the pro forma adjustments, including the reclassification adjustments. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material. The purchase price allocation in these pro forma financial statements is based upon an estimated purchase price of approximately $680 million. This amount was derived in accordance with the Merger Agreement, as described further below, based on the preliminary fair value of Essendant shares issued to the shareholders of GPC, preliminary SpinCo Special Cash Payment of $347 million, assumption of SPR HoldCo mandatorily redeemable preferred securities and deferred purchase price assumed by Essendant. The SpinCo Special Cash Payment is subject to adjustment including but not limited to changes in the net working capital, net indebtedness and accumulated expense reimbursements for SpinCo and Essendant as well as the equity award true-up in accordance with the terms of the Separation Agreement, as described in the section entitled “Calculation of and Adjustments to the SpinCo Special Cash Payment.”

Calculation of Estimated Purchase Price
(Dollars in thousands)
Preliminary Special Cash Payment(i)	$346,729
Preliminary fair value of common stock to be issued to GPC shareholders(ii)	323,254

Consideration to be transferred	$669,983
Assumption of SPR HoldCo mandatorily redeemable preferred securities	5,000
Deferred purchase price	5,285

Preliminary purchase price	$680,268

(i)	No later than five Business Days after the final determination of the Final SpinCo Special Cash Payment pursuant to “Calculation of and Adjustments to the SpinCo Special Cash Payment” in the Separation Agreement, a payment by wire transfer shall be made as follows:

(a)	if the Final SpinCo Special Cash Payment is greater than the Preliminary Special Cash Payment, then an amount equal to such excess shall be paid by SpinCo to GPC; and

(b)	if the Preliminary Special Cash Payment is greater than the Final SpinCo Special Cash Payment, then an amount equal to such excess shall be paid by GPC to SpinCo.

The Final Special Cash Payment paid as part of the Merger will depend on various factors at the closing date of the Merger, and therefore the actual purchase price will fluctuate with the Special Cash Payment until the Merger is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements.

(ii)	The preliminary fair value of Essendant’ common stock to be issued to GPC’s shareholders for purposes of preparing the pro forma financial statements was determined using the 10-day volume weighted average price of Essendant’s common stock as of April 10, 2018 of $7.95 per share multiplied by the fixed number of shares of Essendant common stock of 40,191,482 shares plus the additional 467,967 shares for GPC equity awards which will be converted to Essendant shares for a total of 40,659,449 shares. The estimated consideration expected to be transferred reflected in these pro forma financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current 10-day volume weighted average price. This requirement will likely result in a per share equity component different from the $7.95 assumed in these unaudited pro forma condensed combined consolidated financial statements and that difference may be material.

Essendant believes that an increase or decrease of 10% in the market price of Essendant’s common stock on the closing date of the merger from the 10-day volume weighted average price of Essendant’ common stock assumed for purposes of these pro forma financial statements is possible based upon the recent history of the market price of Essendant’s common stock. A change of this magnitude would increase or decrease the consideration expected to be transferred by approximately $32.3 million, which would be reflected in these pro forma financial statements as an increase or decrease to goodwill. This amount was derived based on historical volatility and is not indicative of Essendant’s expectation for future stock performance.

Preliminary Estimated Purchase Price Allocation and Related Adjustments
(Dollars in thousands)	Fair Value
Assets acquired
Accounts receivable	229,386
Inventories(i)	371,487
Other current assets	121,459
Other long-term assets	32,316
Property, plant, and equipment(ii)	38,950

Total tangible assets acquired	793,598
Intangible assets(iii)	85,031

Total assets acquired	878,629

Liabilities assumed
Accounts payable	167,204
Accrued liabilities	44,808
Other long-term liabilities	1,995

Total liabilities assumed	214,007

Net identifiable assets acquired	664,622
Goodwill	15,646

Total purchase price	680,268

(i)	The identifiable inventories fair value estimates are based on a preliminary valuation and may change. The final valuation may be different as more detailed information will become available after the consummation of the Merger.
(ii)	Property, plant and equipment fair value estimates are based on a preliminary valuation and may change. The final valuation may be materially different as more detailed information will become available after the consummation of the Merger. Preliminary fair value estimates are determined based on market and cost approaches.
(iii)	The identifiable intangible asset fair value estimates are based on a preliminary valuation and may change. The identifiable intangible assets associated with the Merger is primarily comprised of customer relationships and fair value of leases. The final valuation may be materially different and may result in the identification of additional intangible assets as more detailed information will become available after the consummation of the Merger. See Footnote 5(c) for further details on the intangible assets fair value adjustment.

For all other line items noted above, book value is assumed to approximate the preliminary fair value. The final valuation may be materially different as more detailed information will become available after the consummation of the Merger.

Refer to Footnote 4 for additional information on how the adjustments described above have been reflected in the pro forma balance sheet.

Note 4: Balance Sheet Adjustments

4a

Cash Reconciliation (Dollars in thousands)
Proceeds from debt issuance (gross)(i)	583,948
Debt issuance costs (capitalized)(ii)	(15,250)
Transaction costs (expensed)(iii)	(23,867)
Repayment of existing Essendant debt(iv)	(542,331)
Make-whole payment on retirement of private placement notes(v)	(2,500)
Excluded cash(vi)	(1,478)

Total pro forma adjustment to Cash and cash equivalents	(1,478)

(i)	Represents the proceeds from the Essendant Revolving Credit Facility, Essendant Fixed Asset Facility, and Essendant FILO Facility obtained to finance the Merger and other Transactions.
(ii)	Represents the debt issuance costs capitalized associated with the SpinCo Term Loan, Essendant Revolving Credit Facility, Essendant Fixed Asset Facility, and Essendant FILO Facility obtained in connection with the Merger.
(iii)	Represents estimated transaction costs related to the Merger, including certain legal fees, financial advisory, and other advisory/professional fees.
(iv)	Represents the repayment of existing Essendant debt including the private placement notes had the Merger closed on March 31, 2018.
(v)	Represents the make-whole cash payment due to retire private placement notes as part of the Merger.
(vi)	Represents the cash balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.

4b

Receivables Reconciliation (Dollars in thousands)
Excluded assets(i)	(71,774)
Reclassifications(ii)	91,507

Total pro forma adjustment to Accounts receivable	19,733

(i)	Represents the net intercompany balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.
(ii)	Represents the reclassification adjustments of $91 million for miscellaneous receivables from Other current assets to Accounts receivable and $970 thousand for debit balances included in Accrued liabilities to Accounts receivable which was offset slightly by $416 thousand for the reclassification of the reserve for customer discounts from Accrued liabilities to Accounts receivable to conform SpinCo’s financial statements to Essendant’s financial presentation.

4c

Inventories Reconciliation (Dollars in thousands)
Inventories fair value adjustment(i)	7,285
Reclassifications(ii)	(3,111)

Total pro forma adjustment to Inventories	4,174

(i)	Reflects the increase to inventories to reflect the estimated fair value of SpinCo inventory. SpinCo’s inventories will be recorded using the last-in, first out (“LIFO”) method after consummation of the Merger consistent with Essendant’s inventory policy.
(ii)	Represents the reclassification adjustments of $3.1 million for the estimated amount of inventory expected to be returned relating to SpinCo’s sales returns from Inventories to Other current assets to conform SpinCo’s financial statements to Essendant’s financial presentation.

4d

Other Current Assets Reconciliation (Dollars in thousands)
Excluded assets(i)	(135)
Reclassifications(ii)	(87,842)

Total pro forma adjustment to Other current assets	(87,977)

(i)	Represents the net intercompany receivable recorded within the other current asset balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.
(ii)	Represents the reclassification adjustments of $91 million for miscellaneous receivables from Other current assets to Accounts receivable offset by $3.1 million reclassification for sales return reserves from Inventories to Other current assets to conform SpinCo’s financial statements to Essendant’s financial presentation.

4e

Property, Plant and Equipment Reconciliation
	Estimated fair value	Useful Life (in years)
	(in thousands)
Machinery & equipment	22,450	3 - 5 years
Furniture and fixtures	2,400	4 - 6 years
Computer equipment	9,650	0 - 2 years
Leasehold improvements	2,200	0 - 2 years
Vehicles	2,250	1 - 3 years

Total fair value of property, plant and equipment(i)	38,950
Less: total book value of property, plant and equipment	(29,945)

Fair value adjustment to property, plant and equipment	9,005
Reclassification adjustment(ii)	738

Total pro forma adjustment to property, plant and equipment	9,743

(i)	Property, plant and equipment fair value estimates are based on a preliminary valuation and may change. The final valuation may be materially different as more detailed information will become available after the consummation of the Merger. Preliminary fair value estimates are determined based on market and cost approaches.
(ii)	Represents the reclassification adjustments of $738 thousand for construction in process from other long-term assets to property, plant and equipment to conform SpinCo’s financial statements to Essendant’s financial presentation.

4f

Intangible Assets Reconciliation
	Estimated fair value	Useful Life (in years)
	(in thousands)
Customer relationships	65,232	11 - 15 years
Non-compete agreements	2,132	1 year
Internally developed software	2,100	1 - 2 years
Below market real estate leases	15,567	13 years

Total fair value of intangibles(i)	85,031
Less: total book value of intangibles	(87,825)

Total pro forma adjustment to intangibles	(2,794)

(i)	The identifiable intangible asset fair value estimates are based on a preliminary valuation and may change. The fair value of identifiable intangible assets is determined primarily using the multi-period excess earnings method for customer relationships and the cost approach for non-compete agreements and internally developed software. The differential cash flow method of the income capitalization approach was used to value the below market real estate leases. The final valuation may be materially different and may result in the identification of additional intangible assets as more detailed information will become available after the consummation of the Merger.

4g

Goodwill Reconciliation (Dollars in thousands)
Elimination of SpinCo historical goodwill	(81,977)
Estimated transaction goodwill(i)	15,646

Total pro forma adjustment to Goodwill	(66,331)

(i)	Reflects the preliminary value of goodwill associated with the Merger.

4h

Other Long-Term Assets Reconciliation (Dollars in thousands)
Reclassifications(i)	(738)

Total pro forma adjustment to Other long-term assets	(738)

(i)	Represents the reclassification adjustments of $738 thousand for construction in process from other long-term assets to property, plant and equipment to conform SpinCo’s financial statements to Essendant’s financial presentation.

4i

Deferred Income Taxes (DTA) Reconciliation (Dollars in thousands)
Excluded assets(i)	(148)

Total pro forma adjustment to Deferred income taxes	(148)

(i)	Represents the deferred tax asset balance included in the historical combined balance sheet of the SPR Business which will not be transferred under the Separation Agreement. The deferred tax amounts reflected in the pro forma financial statements are based on the assumption that GPC is making IRC Section 338(h)(10) elections as part of its domestic internal reorganization resulting in asset step up/down adjustments to fair market value and no book/tax basis differences at the time of the Merger that would result in the establishment of deferred taxes.

4j

Accounts Payable Reconciliation (Dollars in thousands)
Excluded liabilities(i)	(4)
Assumed liabilities(ii)	13,520

Total pro forma adjustment to Accounts payable	13,516

(i)	Represents the accounts payable balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.
(ii)	Represents $552 thousand of the $5.2 million in total deferred purchase price and $12.9 million in liabilities assumed in accordance with the terms of the Separation Agreement.

4k

Accrued Liabilities Reconciliation (Dollars in thousands)
Excluded liabilities(i)	(8,571)
Reclassifications(ii)	554
Assumed liabilities(iii)	6,632
Change-in-control payments(iv)	13,600

Total pro forma adjustment to Accrued liabilities	12,215

(i)	Represents accrued liabilities balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.

(ii)	Represents the reclassification adjustments of $970 thousand for debit balances included in Accrued liabilities to Accounts receivable which was offset slightly by $416 thousand for the reclassification of the reserve for customer discounts from Accrued liabilities to Accounts receivable to conform SpinCo’s financial statements to Essendant’s financial presentation.
(iii)	Represents $2.7 million of the $5.2 million in total deferred purchase price as well as $3.9 million in liabilities assumed in accordance with the terms of the Separation Agreement.
(iv)	Represents change in control liability associated with Essendant’s Long Term Incentive Plan.

4l

Borrowings Reconciliation (Dollars in thousands)
Purchase price funded by debt	346,729
Loan proceeds to refinance existing debt	542,331
Additional borrowings for transaction costs	39,117
Additional borrowings for make-whole retirement of private placement notes	2,500

Total borrowings	930,677
Less: Settlement of long-term debt between SPR and GPC	(365,000)
Less: Settlement of short-term note payable due to affiliate by SPR and GPC	(6,010)
Less: Repayment of existing Essendant debt	(542,331)
Add: Write-off of existing unamortized debt issuance cost associated with private placement notes	354
Less: Capitalized debt issuance costs	(15,250)

Total pro forma adjustments to Borrowings	2,440

On or about the closing date of the Merger, Essendant and SpinCo expect to incur indebtedness of approximately $931 million in new term loans and revolvers all with a term of five years and with a total availability of $1.4 billion. Of the $931 million, $347 million will be the SpinCo Term Loan, $384 million will be the Essendant Revolving Credit Facility, $75 million will be the Essendant Fixed Asset Facility, and $125 million will be the Essendant FILO Facility. SpinCo and certain of its subsidiaries will enter into the Credit Agreement, which will provide SpinCo with the SpinCo Term Loan. Upon or after consummation of the Merger, Essendant and certain of its subsidiaries will join the Credit Agreement and Essendant will become a borrower under the Essendant Credit Facilities, which includes the Essendant Revolving Credit Facility, Essendant Fixed Asset Facility, and Essendant FILO Facility after consummation of the Merger. The funds will be used to (i) repay existing Essendant debt, (ii) finance the SpinCo Special Cash Payment to GPC, and (iii) pay for transaction expenses incurred by Essendant in connection with the Merger.

After consummation of the Merger, the Company may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the Alternate Base Rate (“ABR,” as defined in the Credit Agreement) plus a margin determined based on the type of the borrowing and the average quarterly revolving availability, ranging from 0.25% to 1.5% or (b) the Adjusted LIBOR Rate plus a margin determined based on the type of the borrowing and the average quarterly revolving availability, ranging from 1.25% and 2.5%. In the case of swingline loans only, borrowings bear interest at a rate per annum equal to the REVLIBOR30 Rate (as defined in the Credit Agreement) plus the applicable margin ranging from 1.25% and 2.5%. All loans will have a maturity of five years. An annual fee of 0.25% on the average daily unused portion of the revolving credit commitment will be incurred.

There will be no scheduled principal payments on the SpinCo Term Loan. Monthly installments of principal will be payable only on the Essendant Fixed Asset Facility. Interest will be payable in arrears on a quarterly basis on ABR and swingline loans and in arrears on the last day of each interest period on LIBOR Rate loans.

Current maturities of long-term debt was adjusted as follows:

Current Maturities of Long-Term Debt Reconciliation (Dollars in thousands)
Repayment of existing Essendant debt(i)	(6,077)
Essendant Fixed Asset Facility(ii)	6,000
Repayment of SPR note payable due to affiliate(iii)	(6,010)

Total pro forma adjustments to current maturities of long-term debt	(6,087)

(i)	Represents the current maturities of existing long-term Essendant debt repaid had the Merger closed on March 31, 2018.
(ii)	Represents the current maturities of borrowings incurred under the Essendant Fixed Asset Facility had the Merger closed on March 31, 2018.
(iii)	Represents the settlement of SpinCo note payable due to affiliate had the Merger closed on March 31, 2018.

Long-term debt was adjusted as follows:

Long-Term Debt (Dollars in thousands)
Repayment of existing Essendant debt(i)	(536,254)
Settlement of long-term debt owed by SpinCo to GPC(ii)	(365,000)
Essendant Revolving Credit Facility(iii)	383,948
Essendant FILO Facility(iii)	125,000
SpinCo Term Loan(iv)	346,729
Essendant Fixed Asset Facility(v)	69,000
Write-off of existing unamortized debt issuance cost associated with private placement notes(vi)	354
Debt issuance cost expected to be capitalized(vii)	(15,250)

Total pro forma adjustments to Long-term debt	8,527

(i)	Represents the long-term portion of existing Essendant debt repaid had the Merger closed on March 31, 2018.
(ii)	Represents the settlement of the long-term debt between SpinCo and GPC had the Merger closed on March 31, 2018.
(iii)	Represents the borrowings incurred by Essendant with a maturity of 5 years.
(iv)	Represents the borrowings incurred by SpinCo with a maturity of 5 years. Essendant expects to syndicate outstanding borrowings on the SpinCo Term Loan into Essendant’s credit facility upon consummation of the Merger.
(v)	Represents the long-term portion of Essendant Fixed Asset Facility, which is comprised of aggregate principal of $75 million, net of $6 million of current portion of long-term debt.
(vi)	Represents remaining unamortized debt issuance cost to be written off associated with retirement of private placement notes had the Merger closed on March 31, 2018.
(vii)	Represents the aggregate debt issuance costs associated with the new indebtedness expected to be capitalized.

4m

Mandatorily Redeemable Preferred Securities Reconciliation (Dollars in thousands)
Mandatorily redeemable preferred securities(i)	5,000

Total pro forma adjustment to Mandatorily redeemable preferred securities	5,000

(i)	Represents Essendant’s assumption of SPR HoldCo mandatorily redeemable preferred securities issued as part of the transaction.

4n

Other Long-Term Liabilities Reconciliation (Dollars in thousands)
Excluded liabilities(i)	(3,580)
Assumed liabilities(ii)	2,033
Above market real estate leases(iii)	(1,318)

Total pro forma adjustment to Other long-term liabilities	(2,865)

(i)	Represents the other long-term liabilities balance included in the historical combined balance sheet of SpinCo which will not be transferred under the Separation Agreement.
(ii)	Represents $2 million of the $5.2 million in total deferred purchase price in accordance with the terms of the Separation Agreement.
(iii)	Represents the fair value of the above market real estate leases of $1.9 million less the write-off of SpinCo deferred rent balance of $3.2 million. The differential cash flow method of the income capitalization approach was used to value the above market real estate leases. The final valuation may be different as more detailed information will become available after the consummation of the Merger.

4o

Equity Adjustments
(Dollars in thousands)	Increase (Decrease)
	Common Stock	Additional Paid-in- Capital	Retained Earnings	Net Parent Investment	Accumulated Other Comprehensive Income
Net impact of excluded assets and liabilities and settlement of debt owed by SPR to GPC(i)	—	—	—	309,946	—
Special Cash Payment to GPC shareholders(ii)	—	—	—	(346,729)	—
Elimination of SpinCo net parent investment and accumulated other comprehensive income/ (loss)(iii)	—	—	—	(385,056)	(316)
Issuance of shares of Essendant’s common stock(iv)	—	323,254	—	—	—
Transaction costs(v)	—	—	(23,867)	—	—
Make-whole retirement of private placement notes(vi)	—	—	(2,500)	—	—
Estimated change in control payments(vii)	—	—	(13,600)	—	—
Other liabilities assumed in accordance with the Separation Agreement(viii)	—	—	—	(16,900)	—
Write-off of existing unamortized debt issuance cost associated with private placement notes(ix)	—	—	(354)	—	—

Total pro forma adjustment to Stockholders’ equity	—	323,254	(40,321)	(438,739)	(316)

(i)	Represents adjustment to net parent investment after settlement of all intercompany accounts between SpinCo and GPC as part of the Merger.
(ii)	Represents the Special Cash Payment of $347 million from SpinCo to GPC as part of the Merger.
(iii)	Relates to the elimination of SpinCo’s net parent investment (after giving effect to the other transactions adjustments) and accumulated other comprehensive income.
(iv)	Shares of Essendant’s common stock to be issued as purchase consideration, as described further in Footnote 3.
(v)	Reflects transaction costs related to the Merger. For information on the composition of these costs, refer to Footnote 4(a).

(vi)	Represents the estimated make-whole payment due associated with the retirement of Essendant’s private placement notes
(vii)	Represents estimated change in control payments associated with Essendant’s Long Term Incentive Plan.
(viii)	Represents other liabilities assumed in accordance with the Separation Agreement.
(ix)	Reflects the write-off of remaining unamortized debt issuance cost associated with retirement of private placement notes had the Merger closed on March 31, 2018.

5a

Net Sales Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Reclassifications(i)	1,852	175

Total pro forma adjustment to Net sales	1,852	175

(i)	Represents the reclassification adjustments to conform SpinCo’s financial statements to Essendant’s financial presentation, including the following:

Reclassification Adjustments (Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
From Warehousing, marketing and administrative expenses to Net sales
Reclass miscellaneous other income	1,355	122
Reclass freight income	239	53

	1,594	175
From Cost of goods sold to Net sales
Reclass miscellaneous other income	258	—

Total Net sales reclassification adjustments	1,852	175

5b

Cost of Goods Sold Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Reclassifications(i)	158,957	40,602
Change in depreciation expense associated with acquired Property, plant and equipment(ii)	431	96
LIFO policy alignment(iii)	6,770	1,336

Total pro forma adjustment to Cost of goods sold	166,158	42,034

(i)	Represents the reclassification adjustments to conform SpinCo’s financial statements to Essendant’s financial presentation, including the following:

Reclassification Adjustments (Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
From Warehousing, marketing and administrative expenses to Cost of goods sold
Reclass shipping and handling/freight out	105,361	26,918
Reclass facility-related occupancy costs	34,944	9,178
Reclass freight-in costs	7,476	1,544
Reclass damaged and defective costs	5,934	1,628
Reclass global sourcing costs/net handling charges	4,984	1,334

	158,699	40,602
From Cost of goods sold to Net sales
Reclass miscellaneous other income	258	—

Total Cost of goods sold reclassification adjustments	158,957	40,602

(ii)	Reflects the change in depreciation expense associated with acquired Property, plant and equipment that is allocated to Cost of goods sold. Refer to Footnote 5(c) for further details.
(iii)	Adjustments of $6.7 million and $1.3 million for the year ended December 31, 2017 and three months ended March 31, 2018, respectively to reflect the use of the LIFO method of accounting for inventories by the SPR Business.

5c

Warehousing, Marketing and Administrative Expenses Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Reclassifications(i)	(157,105)	(40,427)
Change in depreciation expense associated with acquired Property, plant and equipment(ii)	9,368	2,626
Change in amortization expense associated with acquired intangible assets(iii)	3,140	716
Transaction costs(iv)	(225)	(1,892)

Total pro forma adjustment to Warehousing, marketing and administrative expenses	(144,822)	(38,977)

(i)	Represents the reclassification adjustments to conform SpinCo’s financial statements to Essendant’s financial presentation, including the following:

Reclassification Adjustments (Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
From Warehousing, marketing and administrative expenses to Cost of goods sold
Reclass shipping and handling/freight	(105,361)	(26,918)
Reclass facility-related occupancy costs	(34,944)	(9,178)
Reclass freight-in costs	(7,476)	(1,544)
Reclass damaged and defective costs	(5,934)	(1,628)
Reclass global sourcing costs/net handling charges	(4,984)	(1,334)

	(158,699)	(40,602)
From Warehousing, marketing and administrative expenses to Net sales
Reclass freight income	239	53
Reclass other income	1,355	122

	1,594	175

Total Warehousing, marketing and administrative expenses reclassification adjustments	(157,105)	(40,427)

(ii)	Historically, SpinCo records all depreciation expense to Warehousing, marketing and administrative expenses. Depreciation expense recorded in the combined statements of operations of SpinCo of $9.3 million and $2 million for the year ended December 31, 2017 and three months ended March 31, 2018 was eliminated and replaced with the estimated depreciation expense for the acquired Property, plant, and equipment of $19.1 million and $4.8 million for the year ended December 31, 2017 and the three months ended March 31, 2018, respectively. The estimated depreciation expense was computed using the straight-line method and the mid-point of estimated remaining useful lives as disclosed in Footnote 4(e).

An increase (decrease) of 10% in the estimated fair value allocated to the acquired Property, plant, and equipment would result in an increase (decrease) in the twelve-month and three-month pro forma depreciation expense of $1.9 million and $477 thousand respectively. An increase in estimated useful life of the acquired Property, plant, and equipment of one year would result in a decrease in the twelve-month and three-month pro forma depreciation expense of $7.5 million and $1.9 million respectively, while a decrease in estimated useful life of one year would result in an increase in the twelve-month and three-month pro forma depreciation expense of $3.1 million and $779 thousand, respectively.

Since Essendant records depreciation expenses related to the company-owned fleet and distribution center building depreciation to Cost of goods sold, the pro forma adjustment was partially allocated to Cost of goods sold. The allocation percentage was determined based on the relative fair value of acquired Property, plant and equipment related to company-owned fleet and other distribution center-related fixed assets.

Depreciation Expense Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Pro forma depreciation expense on acquired tangible assets	19,068	4,767
Less: historical depreciation expense	(9,269)	(2,045)

Total pro forma adjustment to Depreciation expense	9,799	2,722

(iii)	All amortization adjustments related to identified definite-lived intangible asset are recorded to Warehousing, marketing and administrative expenses. Historical amortization expense recorded in the combined statements of operations of SpinCo of $5.6 million and $1.5 million for the year ended December 31, 2017 and three months ended March 31, 2018 respectively was eliminated and replaced with the estimated amortization expense for the identified definite-lived intangible assets of $8.7 million and $2.2 million for year ended December 31, 2017 and three months ended March 31, 2018 respectively. The estimated amortization expense was computed using the straight-line method and the mid-point of the estimated useful lives as disclosed in Footnote 4(f).

An increase (decrease) of 10% in the estimated fair value allocated to the identified definite-lived intangible asset would result in an increase (decrease) in the twelve-month and three-month pro forma amortization expense of $959 thousand and $240 thousand respectively. An increase in estimated useful life of the identified definite-lived intangible asset of one year would result in a decrease in the twelve-month and three-month pro forma amortization expense of $2 million and $515 thousand respectively, while a decrease in estimated useful life of one year would result in an increase in the twelve-month and three-month pro forma amortization expense of $1.2 million and $301 thousand, respectively.

Amortization Expense Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Pro forma amortization expense on acquired identified intangibles	8,749	2,187
Less: historical amortization expense	(5,609)	(1,471)

Total pro forma adjustment to Amortization expense	3,140	716

(iv)	Reflects the removal of direct, incremental costs directly related to the Merger reflected in the historical financial statements of Essendant as the combined company will not continue to incur this expense subsequent to the Merger. These costs primarily consist of professional advisory and legal fees.

5d

Interest and Other Expense, Net Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Interest on new debt	23,455	7,698
Amortization of debt issuance costs	4,159	1,040

Total interest expense	27,614	8,738
Less: Interest expense of SPR debt owed to GPC	(19,861)	(4,888)
Less: Interest expense of Essendant debt repaid	(25,618)	(7,314)

Pro forma adjustment to interest and other expense for borrowings(i)	(17,865)	(3,464)
Pro forma adjustment for interest on mandatorily redeemable preferred securities(ii)	600	150

Total pro forma adjustment to Interest and other expense, net	(17,265)	(3,314)

(i)

The pro forma statement of operations for the year ended December 31, 2017 and three months ended March 31, 2018 reflect adjustments to decrease Interest and other expense, net of $17.9 million and $3.5 million, respectively, which represent an estimate of interest expense calculated using the straight-line method on the additional indebtedness to be incurred in connection with the Merger. These adjustments were calculated as if the Essendant Revolving Credit Facility, SpinCo Term Loan, Essendant Fixed Asset Facility, and Essendant FILO Facility were entered into on January 1, 2017 and January 1, 2018, respectively. The adjustment to record interest expense for the year ended December 31, 2017 and three months ended March 31, 2018 is based on the 1-month LIBOR of 0.77% as of January 3, 2017 and 1.56% as of January 2, 2018, respectively. For each 0.125% change in estimated interest rate for the new indebtedness, interest expense would increase or decrease by approximately $1.2 million for the year ended December 31, 2017 and approximately $582 thousand for the three months ended March 31, 2018.

(ii)	Represents the interest expense on the mandatorily redeemable preferred securities assumed by Essendant from SPR HoldCo.

5e

Income Taxes (Benefit) Expense Reconciliation
(Dollars in thousands)	Year Ended December 31, 2017	Three Months Ended March 31, 2018
Income tax impact of all other pro forma adjustments(i)	(863)	114

Total pro forma adjustment to Income taxes (benefit) expense	(863)	114

(i)	Represents the income tax impact of the pro forma adjustments, using the combined federal and state statutory tax rate of approximately 38.9% for the year ended December 31, 2017 and 26.40% for the three months ended March 31, 2018. This does not represent Essendant’s effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact Essendant following the consummation of the Merger.

5f

Pro Forma Share Adjustment
The adjustment to weighted-average common shares outstanding for both basic and diluted EPS is to reflect an estimated 40.1 million shares of Essendant common stock that will be issued as purchase consideration in the Merger. GPC shareholders will receive a fixed number of shares of Essendant common stock pursuant to the Merger rather than a number of shares with a particular fixed market value.

Note 6: Items Not Included

The following expected material non-recurring charges related to the Transactions and all related transactions are not included or provided for in the unaudited pro forma combined condensed consolidated statements of operations:

(i) $37.0 million of transaction expenses and $2.5 million for a make-whole payment for the repayment of private placement notes that are expected to be paid with debt proceeds subsequent to March 31, 2018.

(ii) Certain costs associated with the Transition Services Agreement, intercompany arrangements and Supply Chain Transition Services Agreement pursuant to the Separation Agreement, and professional fees, consultants, information technology implementation, relocation and severance which may be incurred in connection with the integration of Essendant and the SPR Business. These items may have an impact on the statements of operations, but amounts are not currently estimable or factually supportable.

The pro forma financial statements do not reflect the following:

(i) Finalization of the SpinCo Special Cash Payment as outlined in the Separation Agreement.

(ii) Certain severance obligations under employment, retention and other similar agreements that may be payable to certain SPR employees as a result of the transaction and retained by GPC.

(iii) Increased costs of being a separate combined public company.

(iv) Benefits that may result from the realization of cost synergies expected to be realized as a result of the Merger and other Transactions.

(v) Potential impact of post-Merger compensation and benefit structure changes of the combined company as these costs have not yet been finalized.

(vi) $7.3 million of transaction fees incurred by GPC related to the Merger.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Historical and Pro Forma Per Share Data

The summary below sets forth certain historical per share information for Essendant and unaudited pro forma per share information of the combined company as if the SPR Business and Essendant had been combined as of and for the periods presented. The historical per share data of Essendant as of and for the year ended December 31, 2017 has been derived from the audited consolidated financial statements of Essendant included in Essendant’s Current Report on Form 8-K filed on May 31, 2018, which is incorporated herein and attached as Annex E. The historical per share data of Essendant as of and for the three months ended March 31, 2018 has been derived from the unaudited condensed consolidated financial statements of Essendant included in Essendant’s most recent Quarterly Report on Form 10-Q, which is incorporated herein and attached as Annex D. The unaudited pro forma combined per share data as of and for the year ended December 31, 2017 and as of and for the three months ended March 31, 2018 has been derived from the unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus-information statement. See “Unaudited Pro Forma Combined Financial Information.” The pro forma amounts in the table below are presented for illustrative purposes only and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies that Essendant expects to result from the Merger.

(Per share)	Essendant Inc. Historical	S.P. Richards Co. and Subs Historical(2)	Pro Forma Combined
Earnings from continuing operations per basic share attributable to common shareholders(1)
Three Months ended March 31, 2018	$(1.40)	N/A	$(0.53)
Twelve Months ended December 31, 2017	$(7.27)	N/A	$(3.00)

Earnings from continuing operations per diluted share attributable to common shareholders(1)
Three Months ended March 31, 2018	$(1.40)	N/A	$(0.53)
Twelve Months ended December 31, 2017	$(7.27)	N/A	$(3.00)

Cash dividends per share
Three Months ended March 31, 2018	$0.14	N/A	N/A
Twelve Months ended December 31, 2017	$0.56	N/A	N/A

Book value per share(3)
March 31, 2018	$11.72	N/A	N/A
December 31, 2017	$13.15	N/A	N/A

(1)	This includes an adjustment to the weighted-average common shares outstanding for both basic and diluted earnings per share in order to reflect an estimated 40.1 million shares of Essendant common stock that will be issued as purchase consideration in the Merger. GPC shareholders will receive a fixed number of shares of Essendant common stock pursuant to the Merger rather than a number of shares with a particular fixed market value.
(2)	Earnings, dividends and book value from the SPR Business’s common stock has not been presented because the SPR Business is wholly owned by GPC, and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock.
(3)	Because the SPR Business is wholly owned by GPC and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock, book value values for the SPR Business and for pro forma combined are not provided.

Historical Market Price and Dividend Information of Essendant Common Stock

Essendant common stock currently trades on Nasdaq under the ticker symbol “ESND.” On April 11, 2018, the last trading day before the announcement of the Transactions, the closing price of Essendant common stock was $8.47 per share. On [●], 2018, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus-information statement, the closing price of Essendant common stock was $[●] per share. The following table sets forth the high and low prices per share of Essendant common stock on Nasdaq for the periods indicated. For current price information, Essendant and GPC shareholders are urged to consult publicly available sources.

	ESND Common Stock
	High	Low	Dividend
Year Ending December 31, 2018
First Quarter (through March 31, 2018)	$10.23	$7.44	$0.14
Year Ending December 31, 2017
Fourth Quarter	$13.68	$8.34	$0.14
Third Quarter	$14.77	$11.31	$0.14
Second Quarter	$17.85	$14.30	$0.14
First Quarter	$22.09	$14.05	$0.14
Year Ending December 31, 2016
Fourth Quarter	$21.67	$15.05	$0.14
Third Quarter	$32.49	$18.84	$0.14
Second Quarter	$34.56	$29.01	$0.14
First Quarter	$32.18	$25.60	$0.14

Since 2011, Essendant has paid quarterly dividends on its common stock every year. During the second quarter of 2018, Essendant paid a cash dividend of $0.14 per share of Essendant common stock on April 13, 2018 and on May 24, 2018, following a recommendation by the Finance Committee, the Essendant Board declared a cash dividend of $0.14 per share of Essendant common stock, payable to Essendant’s stockholders of record as of June 15, 2018. The dividend is to be paid on July 13, 2018.

The Finance Committee of the Essendant Board makes recommendations to the Essendant Board regarding the declaration and payment of dividends. The current Finance Committee has expressed its intention to continue recommendation of quarterly per share dividends not to exceed $0.14, as permitted by the Merger Agreement. Per the terms of the Merger Agreement, Essendant is currently restricted from declaring and paying any dividends, other than the regular quarterly cash dividend not in excess of $0.14 in respect to Essendant common stock, adjusted to reflect any stock split, reverse stock split, recapitalization or other like change. Following the closing of the Merger, the reconstituted Finance Committee will be responsible for recommending dividends and the reconstituted Essendant Board will be responsible for declaring dividends. Any determination as to the declaration of future dividends following the Merger is at the sole discretion of the Essendant Board.

Following the Merger, Essendant expects that the reconstituted Essendant Board will consider the declaration and payment of any additional future dividends based on a number of factors, including the results of Essendant’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Essendant Board deems relevant. In addition, Essendant’s existing and anticipated credit facilities may contain certain financial and operating covenants that may restrict Essendant’s ability to pay dividends in the future.

Market price data for the SPR Business’s common stock has not been presented because the SPR Business is wholly owned by GPC, and shares of the SPR Business’s common stock do not trade separately from shares of GPC common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF ESSENDANT

The table below sets forth, as of May 15, 2018, the beneficial ownership, determined in accordance with the rules of the SEC, of Essendant common stock held by the following individuals or entities:

•	each person or group of persons known to Essendant to beneficially own more than 5% of the outstanding shares of Essendant common stock;

•	each of Essendant’s current named executive officers;

•	each of Essendant’s current directors; and

•	all current directors and executive officers of Essendant as a group.

Name and Address of Beneficial Owner(1)(2)	Number of Shares of Essendant Common Stock Beneficially Owned(3)(4)	Percent of Class(5)
Named Executive Officers and Directors:
Jean S. Blackwell**	89,496	*
Charles K. Crovitz	69,681	*
Roy W. Haley**	69,818	*
Dennis J. Martin	16,180	*
Susan J. Riley	32,698	*
Alexander M. Schmelkin	30,901	*
Stuart A. Taylor, II	34,654	*
Paul S. Williams	22,660	*
Alex D. Zoghlin	50,136	*
Richard D. Phillips	224,005	*
Janet H. Zelenka	105,367	*
Keith J. Dougherty	64,373	*
Harry A. Dochelli	54,787	*
Carole W. Tomko	42,883	*
All Directors and Executive Officers as a Group (18 persons)	1,006,228	2.67%
5% Stockholders:
Pzena Investment Management, LLC(6)
320 Park Avenue, 8th Floor, New York, NY 10022	5,061,547	13.44%
Blackrock, Inc. and various affiliated entities(7)
55 East 52nd Street, New York, NY 10055	4,853,849	12.90%
Staples, Inc. and various affiliated entities(8)
500 Staples Dr., Framingham, MA 01702	3,645,557	9.68%
Dimensional Fund Advisors LP(9)
Building One, 6300 Bee Cave Road, Austin, Texas 78746	2,651,172	7.04%
FMR LLC, and various affiliated entities(10)
245 Summer Street, Boston, MA 02210	2,634,455	7.00%
The Vanguard Group, Inc. and various affiliated entities(11)
100 Vanguard Blvd., Malvem, PA 19355	2,339,730	6.21%

*	Represents less than 1%
**	Retired from the Essendant Board on May 24, 2018.

(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o Essendant Inc., One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015.
(2)	Unless otherwise indicated, each beneficial owner listed in the table holds sole voting and investment power over the shares listed as beneficially owned by him or her.
(3)	In accordance with applicable SEC beneficial ownership rules, includes shares of Essendant common stock that may be acquired within 60 days after May 15, 2018 through the exercise of stock options, as follows: Mr. Phillips, 29,563 shares; Ms. Zelenka, 11,707 and all current Directors and executive officers as a group, 56,779 shares.
(4)	In accordance with applicable SEC beneficial ownership rules, includes shares of Essendant common stock that may be acquired within 60 days after May 15, 2018 through the earning/vesting of restricted stock units, as follows: Ms. Blackwell, 37,149 shares; Mr. Crovitz, 24,709 shares; Mr. Haley, 53,760 shares; Mr. Martin, 6,163 shares; Ms. Riley, 18,100 shares; Mr. Schmelkin, 30,901 shares; Mr. Taylor, 34,654 shares; Mr. Williams, 22,660 shares; Mr. Zoghlin, 25,619 shares and all current Directors and executive officers as a group, 253,715 shares.
(5)	The percent ownership for each Essendant stockholder on May 15, 2018 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the number of shares of Essendant common stock outstanding on March 31, 2018 (37,656,113 shares) plus any shares acquirable by the stockholder within 60 days after May 15, 2018.
(6)	This information is based on a Schedule 13G Amendment filed with the SEC on February 1, 2018, reporting the shares of the Company’s Common Stock that Pzena Investment Management, LLC (“Pzena”) may be deemed to beneficially own, as of December 31, 2017, in its capacity as investment adviser. Pzena reported that it may be deemed to have beneficial ownership of 5,061,547 shares. Pzena has sole voting power with respect to 4,576,248 shares and sole dispositive power with respect to 5,061,547 beneficially owned shares. All such shares were reported to be owned of record by individual clients which have the sole right to receive and the power to direct the receipt of dividends or proceeds from the sale of such shares.
(7)	This information is based on a Schedule 13G Amendment filed with the SEC on January 19, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by Blackrock, Inc. Blackrock, Inc. reported that it may be deemed to have beneficial ownership of 4,853,849 shares. Blackrock has sole voting power with respect to 4,736,884 shares and sole dispositive power with respect to 4,853,849 beneficially owned shares.
(8)	This information is based on a Schedule 13G Amendment filed with the SEC on May 21, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of May 15, 2018, by Staples, Inc. and various affiliated entities reported that it may be deemed to have beneficial ownership, sole voting power and sole dispositive power of 3,645,557 shares.
(9)	This information is based on a Schedule 13G Amendment filed with the SEC on February 9, 2018, reporting the shares of the Company’s Common Stock that Dimensional Fund Advisors LP (“DFA”) may be deemed to beneficially own, as of December 31, 2017, in its capacity as investment adviser or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies trusts and accounts, collectively referred to as the “Funds”). DFA reported that it may be deemed to have beneficial ownership of 2,651,172 shares. DFA has sole voting power with respect to 2,535,909 shares and sole dispositive power with respect to 2,651,172 beneficially owned shares. All such securities were reported to be owned by client Funds. DFA disclaims beneficial ownership of such securities.
(10)	This information is based on a Schedule 13G Amendment filed with the SEC on February 13, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by FMR LLC (“FMR”) in its capacity as investment adviser. FMR reported that it may be deemed to have beneficial ownership of 2,634,455 shares. FMR has sole voting power with respect to 443,930 shares and sole dispositive power with respect to 2,634,455 beneficially owned shares. Fidelity Low-Priced Stock Fund (“Fidelity”) serves as investment advisor of FMR’s various investment funds. As such, Fidelity has beneficial ownership of 2,114,332 shares.

(11)	This information is based on a Schedule 13G Amendment filed with the SEC on February 9, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by The Vanguard Group, Inc. (“Vanguard”). Vanguard reported that it may be deemed to have beneficial ownership of 2,339,730 shares. Vanguard has sole voting power with respect to 40,978 shares, shared voting power with respect to 2,190 shares, sole dispositive power with respect to 2,299,447 shares, and shared dispositive power with respect to 40,283 shares. Vanguard Fiduciary Trust Company (“VFTC”), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 38,093 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Vanguard Investments Australia, Ltd. (“VIA”), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 5,075 shares as a result of its serving as investment manager of Australian investment offerings. VIA directs the voting of these shares.

DESCRIPTION OF CAPITAL STOCK OF ESSENDANT BEFORE AND AFTER THE MERGER

The following description of the material terms of the capital stock of Essendant includes a summary of certain provisions of Essendant’s third restated certificate of incorporation (“Essendant’s certificate of incorporation”), and Essendant’s bylaws. The following description does not purport to be complete, and all stockholders are urged to read Essendant’s certificate of incorporation and bylaws in their entirety. After the Merger, Essendant’s certificate of incorporation and bylaws will remain unchanged. SpinCo has its own certificate of incorporation and bylaws that are currently in effect, and certain provisions are summarized below in “Description of SpinCo Capital Stock.”

Certain of provisions described below under “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and Essendant’s Certificate of Incorporation and Bylaws” could have the effect of discouraging transactions that might lead to a change in control of Essendant. For example, the Essendant certificate of incorporation and bylaws:

•	permit the Essendant Board to issue shares of preferred stock in one or more series without further authorization of the stockholders of Essendant;

•	provide that the Essendant Board is classified, with directors serving staggered, three-year terms so that not all members of the Essendant Board are elected at one time; and

•	require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders.

Description of Capital Stock of Essendant

Authorized Shares

Under Essendant’s certificate of incorporation, the total authorized capital stock of Essendant is 120,000,000 shares, consisting of (i) 15,000,000 shares of preferred stock, par value $0.01 per share, (ii) 100,000,000 shares of common stock, par value $0.10 per share and (iii) 5,000,000 shares of nonvoting common stock, par value $0.01 per share.

Common Stock

As of [●], 2018, there were [●] shares of Essendant common stock issued and outstanding and held by [●] stockholders of record. This number of stockholders does not include stockholders for whom shares are held in “nominee” or “street” name. While we are unable to estimate the actual number of beneficial holders of Essendant common stock, we believe the number of beneficial holders is substantially higher than the number of stockholders of record of shares of Essendant common stock.

All shares of Essendant common stock and nonvoting common stock must be identical and must entitle the holder to the same rights and privileges. Essendant may not subdivide or combine the outstanding shares of common stock or nonvoting common stock unless both are proportionately subdivided or combined. Essendant may not reclassify, adjust or modify the rights or preferences of common stock or nonvoting common stock unless both are reclassified or the rights or preferences are adjusted or modified in exactly the same manner and at the same time. In the case of any consolidation or merger of Essendant with or into any other entity (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock), or in case of any sale or transfer of all or substantially all of Essendant’s assets, or the reclassification of the common stock into any other form of capital stock, each share of nonvoting common stock must be converted into the kind and amount of shares of stock and other securities and property as common stock. However, no shares into which shares of nonvoting common stock convert will have any voting rights.

Holders of Essendant common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Essendant nonvoting common stock are entitled to vote on decisions listed in the Essendant certificate of incorporation. An election of directors by Essendant’s stockholders shall be determined by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

Holders of Essendant common stock and nonvoting common stock are entitled to receive proportionately any dividends and distributions on shares of common stock payable in cash, property or securities of Essendant. All dividends or distributions declared on shares of common stock and nonvoting common stock which are payable in shares must be declared on both classes of shares at the same rate, provided that any such dividend or distribution is payable in shares of the same class of stock held.

In the event of Essendant’s voluntary or involuntary liquidation, dissolution or winding up of affairs, the holders of common stock and nonvoting common stock are entitled to receive proportionately all assets available for distribution. Holders of Essendant common stock have no preemptive, subscription, redemption or conversion rights. Holders of Essendant nonvoting common stock have no preemptive, subscription or redemption rights, however, subject to legal requirements, any holder of shares of nonvoting common stock may convert their shares into shares of common stock at the conversion rate of one to one. The rights, preferences and privileges of holders of Essendant common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

There are currently no shares of preferred stock of Essendant issued or outstanding.

Although the Essendant Board has no intention at the present time of doing so, under the terms of the Essendant certificate of incorporation the Essendant Board is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Essendant Board has the discretion to determine the designations and powers, preferences, rights, qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Essendant has adopted the Rights Plan which exempts the Transactions pursuant to the terms of the Merger Agreement.

The purpose of authorizing the Essendant Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire a majority of the outstanding shares of Essendant.

The Essendant Board adopted the Rights Plan, which is structured such that it will not be triggered by the Transactions. Pursuant to the Rights Plan, one Right was distributed as a dividend on each share of Essendant common stock held of record as of the close of business on May 27, 2018.

•	Each Right entitles Essendant stockholders to purchase a unit representing one one-thousandth of a share of Series A Junior Participating Preferred Stock for $33.

•	The Rights generally will be exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership (including through derivatives) of 10% or more (or 15% or more for a person or group reporting beneficial ownership on Schedule 13G) of Essendant common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of Essendant common stock. If a person or group of affiliated or associated persons acquires beneficial ownership of 10% or more (or 15% or more for a person or group reporting beneficial ownership on Schedule 13G) of Essendant common stock, each Right (other than Rights held by the acquiror) will, unless the Rights are redeemed by Essendant, become exercisable upon payment of the exercise price of $33 for Essendant common stock having a market value of twice the exercise price of the Right.

•	The Rights Plan exempts any person or group of affiliated or associated persons owning 10% or more of Essendant common stock as of the time of midnight at the end of May 17, 2018 New York City time, but such person or group may not become the beneficial owner of any additional shares of Essendant common stock without triggering the Rights Plan.

The Rights are attached to Essendant common stock unless and until they become exercisable, and will expire on May 17, 2019, unless earlier redeemed, exchanged or terminated. See “Certain Anti-takeover Effects or Various Provisions of Delaware Law and Essendant’s Certificate of Incorporation and Bylaws — Stockholder Rights Plan.”

Dividend Policy of Essendant

Holders of outstanding shares of common stock and nonvoting common stock are entitled to receive dividends when and if declared by the Essendant Board, out of funds legally available for such purpose. The Finance Committee of the Essendant Board makes recommendations to the Essendant Board regarding the declaration and payment of dividends. Since 2011, Essendant has paid quarterly dividends on its common stock every year. During the second quarter of 2018, Essendant paid a cash dividend of $0.14 per share of Essendant common stock on April 13, 2018, and on May 24, 2018, following a recommendation by the Finance Committee, the Essendant Board declared a cash dividend of $0.14 per share of Essendant common stock, payable to Essendant’s stockholders of record as of June 15, 2018. The dividend is to be paid on July 13, 2018. The current Finance Committee has expressed its intention to continue recommendation of quarterly per share dividends not to exceed $0.14, as permitted by the Merger Agreement. Per the terms of the Merger Agreement, Essendant is currently restricted from declaring and paying any dividends, other than the regular quarterly cash dividend not in excess of $0.14 in respect to Essendant common stock, adjusted to reflect any stock split, reverse stock split, recapitalization or other like change. Following the closing of the Merger, the reconstituted Finance Committee will be responsible for recommending dividends and the reconstituted Essendant Board will be responsible for declaring dividends. Any determination as to the declaration of future dividends following the Merger is at the sole discretion of the Essendant Board.

Following the Merger, Essendant expects that the reconstituted Essendant Board will consider the declaration and payment of any additional future dividends based on a number of factors, including the results of Essendant’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Essendant Board deems relevant. In addition, Essendant’s existing and anticipated credit facilities may contain certain financial and operating covenants that may restrict Essendant’s ability to pay dividends in the future.

Certain Provisions in the Certificate of Incorporation and Bylaws of Essendant

Board of Directors

Essendant’s certificate of incorporation and bylaws provide that the total number of Essendant directors will be nine (9), but this number may be increased or decreased from time to time by amendment of the bylaws by the directors or the stockholders from time to time, provided that in no case shall the number of directors constituting the whole board be less than three (3) or more than fifteen (15). The Essendant Board is divided into three classes with staggered, three-year terms. Each class will be as equal in number as possible as determined by the Board of Directors. The Essendant certificate of incorporation provides that, subject to any preferential rights of stockholders, any vacancy on the Essendant Board, including a vacancy resulting from an enlargement of the Essendant Board, may be filled only by a vote of a majority of the directors in office. Essendant currently has eight directors. In accordance with the Merger Agreement, Essendant will take all action necessary such that as of the effective time of the Merger, the Essendant Board will consist of twelve directors, four individuals designated by GPC, four individuals designated by Essendant and four individuals mutually agreed between GPC and Essendant. The twelve directors will be assigned to staggered classes as follows: (i) of the GPC board designees, two shall be Class I directors and two shall be Class II directors, (ii) of the Essendant board designees, two shall be Class I directors and two shall be Class II directors and (iii) of the joint board designees, four shall be Class III directors.

The Essendant certificate of incorporation divides the Essendant Board into three classes with staggered three-year terms. In addition, the Essendant certificate of incorporation provides that directors may be removed only for cause and only by the holders of a majority of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, voting together as a single class. The classification of the Essendant Board and the limitations on the ability of Essendant stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Essendant.

Nominations of persons for election to the Essendant Board may be made at an annual meeting of stockholders or at a special meeting of stockholders called for such purpose by or at the direction of the Essendant Board or a committee appointed by the Essendant Board or by any stockholder entitled to vote generally in the election of directors who provides timely notice to Essendant’s secretary.

The Essendant Board may hold regular meetings without notice at such times and places determined from time to time by the Essendant Board. Special meetings of the Essendant Board may be held, upon notice to each director, at any time upon the call of the chairman of the Essendant Board, the president of Essendant or upon the written request of two or more directors. A majority of the directors elected or appointed in the manner provided by Essendant’s certificate of incorporation and bylaws will constitute a quorum. Unless a greater number is required by law, the Essendant certificate of incorporation or Essendant’s bylaws, the directors present at any meeting at which a quorum is present may act by majority vote. The Essendant Board, or any committee of the Essendant Board, may act without a meeting by unanimous written consent of all the directors entitled to vote with respect to the subject matter.

Stockholders

Essendant’s bylaws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to Essendant’s secretary in accordance with the provisions of the Essendant certificate of incorporation. Under Essendant’s bylaws and certificate of incorporation, special meetings of Essendant stockholders may be called only by the chairman of the Essendant Board, the president, the Essendant Board pursuant to a resolution approved by a majority of the entire Essendant Board, or at the written request of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, acting together as a single class.

Essendant’s bylaws and the DGCL provide that, unless otherwise required by law, notice of the time, place and purpose or purposes of every meeting of stockholders must be given to each stockholder of record entitled to vote at the meeting not less than ten days and not more than sixty days before the date of the meeting.

Nasdaq Listing

Essendant common stock began trading on Nasdaq under the ticker symbol “ESND” on June 1, 2015, but was previously listed as “USTR” starting on November 27, 1981. After the Merger, shares of Essendant common stock will continue to trade on Nasdaq under the same ticker symbol.

Limitation of Liability of Directors of Essendant; Indemnification of Directors of Essendant

Essendant’s certificate of incorporation provides that a director shall not be personally liable to Essendant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. The principal effect of the limitation on liability provision is that an Essendant stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability under one of the foregoing exceptions. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws or eliminate a director’s duty of care.

Essendant’s certificate of incorporation provides that it will indemnify any person who was, is, or is threatened to be a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, arbitrative or investigative, any appeal in such action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding by reason of the fact that he or she is, was or has agreed to become its director or officer, or is or was serving at its request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. This right to indemnification includes the right to be paid by Essendant expenses incurred in defending any such action, suit or proceeding in advance of its final disposition to the maximum extent permitted under the DGCL. An indemnified party has the right to be paid by Essendant expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL. Essendant is not required to indemnify a person if the proceeding was initiated by the indemnitee and was not authorized by the Board of Directors of Essendant.

Under Essendant’s bylaws, the Essendant Board may, to the full extent permitted by applicable law, authorize an appropriate officer or officers to purchase and maintain at Essendant’s expense insurance: (i) to indemnify Essendant for any obligation which it incurs as a result of the indemnification of directors, officers, and employees and (ii) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified.

Essendant has entered into indemnification agreements with each of its directors and executive officers. In general, these agreements provide that Essendant will indemnify the director or officer to the fullest extent permitted by law for claims arising out of or in connection with his or her capacity as a director or executive officer of Essendant. Indemnification for proceedings brought by or in the right of Essendant is only available if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to Essendant’s best interests. Essendant will be required to advance expenses in connection with the director or officer’s defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Essendant.

Essendant maintains a directors and officers insurance policy which covers certain liabilities of Essendant’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Exclusive Forum

Under Essendant’s bylaws, certain claims can only be brought before the Court of Chancery of the State of Delaware, unless Essendant consents in writing to a different forum. This exclusive forum provision applies to any derivative action brought on behalf of Essendant, any action asserting a claim for breach of fiduciary duty by any director, officer, stockholder, employee or agent of Essendant, any action brought pursuant to the DGCL or any of Essendant’s organizational documents and actions brought under the internal affairs doctrine.

Amendments to the Certificate of Incorporation and Bylaws

Delaware law permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. For amendments to certain provisions, Essendant’s certificate of incorporation requires approval of the holders of at least 80% of the shares of Essendant outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, voting together as a single class.

Under Essendant’s certificate of incorporation and bylaws, the Essendant Board is expressly empowered by a majority vote of those present at any meeting where quorum is present to alter, amend or repeal Essendant’s bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of Essendant. This does not apply if any bylaws adopted by the stockholders expressly prohibit amendment by the Essendant Board. Essendant stockholders also may amend, adopt or repeal Essendant’s bylaws by a majority vote of the shares represented and entitled to vote at any regular meeting of the stockholders or at any special meeting duly called for that purpose.

Transfer Agent

The transfer agent for Essendant common stock is Equiniti Trust Company. Essendant stockholders should contact Essendant’s transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Equiniti Trust Company

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Attention: Relationship Management

DESCRIPTION OF SPINCO CAPITAL STOCK

The following description of the material terms of the capital stock of SpinCo includes a summary of certain provisions of SpinCo’s certificate of incorporation (“SpinCo’s certificate of incorporation”), and bylaws (“SpinCo’s bylaws”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of SpinCo’s certificate of incorporation or SpinCo’s bylaws.

SpinCo’s authorized capital stock currently consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are issued and outstanding and held by GPC. A holder of SpinCo common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. The holders of SpinCo common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by SpinCo’s Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of SpinCo common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the SpinCo common stock.

Prior to the Distribution, SpinCo will amend its certificate of incorporation to increase the number of authorized shares of SpinCo common stock so that it equals or exceeds the number of shares to be distributed to GPC shareholders in connection with the Distribution. SpinCo will distribute all of the outstanding shares of SpinCo common stock pro rata to GPC’s shareholders on the record date of the Distribution. Holders of GPC common stock will retain all of their shares of GPC common stock, and the Transactions will not affect any rights of GPC shareholders with respect to those shares.

In the Merger, each issued and outstanding share of SpinCo common stock will be converted into the right to receive one share of Essendant common stock and cash in lieu of fractional shares, if any.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of Essendant and SpinCo is a Delaware corporation and subject to the provisions of the DGCL. GPC is a Georgia corporation and subject to Georgia law, including the GBCC. The rights of the holders of GPC common stock are governed by GPC’s amended and restated certificate of incorporation (“GPC’s certificate of incorporation”), and GPC’s amended and restated bylaws (“GPC’s bylaws”). The rights of the holders of Essendant common stock are governed by Essendant’s certificate of incorporation and Essendant’s bylaws.

Following the Merger, holders of GPC common stock will continue to own the shares of GPC common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of GPC common stock will represent an interest in GPC that no longer reflects the ownership and operation of the SPR Business. In addition, GPC shareholders entitled to shares of SpinCo common stock in the Distribution will also own shares of Essendant common stock after the Merger. Following the Merger, holders of Essendant common stock will continue to own the shares of Essendant common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Essendant common stock will represent an interest in Essendant that also reflects the ownership and operation of the SPR Business.

The following description summarizes the material differences between the rights associated with GPC common stock and Essendant common stock that may affect GPC shareholders who receive shares of Essendant common stock in connection with the Separation, the Distribution and the Merger. Since Essendant stockholders will not receive additional shares of Essendant common stock in connection with the Merger, the rights of such stockholders with respect to their shares of Essendant common stock will not be impacted by the Merger. Although Essendant and GPC believe that this summary covers the material differences between the rights of the two groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the GBCC and the DGCL, as well as Essendant’s certificate of incorporation, Essendant’s bylaws, GPC’s certificate of incorporation and GPC’s bylaws, copies of which have been filed with the SEC and are incorporated herein as Annexes G, H, I and J. See “Where You Can Find Additional Information.”

	Essendant	GPC
Amendment of the Certificate of Incorporation	The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. For amendments to certain provisions, Essendant’s certificate of incorporation requires approval of the holders of at least (80%) of the shares of Essendant outstanding shares of capital stock of Essendant entitled to vote generally in the election of	The GBCC generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved by the board of directors of the corporation and adopted by the holders of a majority of the votes entitled to be cast on the amendment.

	Essendant	GPC
directors, voting together as a single class.

Amendment of the Bylaws	Under Essendant’s certificate of incorporation and bylaws, the Essendant Board is expressly empowered by a majority vote of those present at any meeting where quorum is present, to make, alter, amend or repeal Essendant’s bylaws. Essendant stockholders also may amend, adopt or repeal Essendant’s bylaws by a majority vote of the shares represented and entitled to vote; provided that in the notice of such meeting or special meeting where the vote is to be held included notice of such purpose.	Under GPC’s bylaws and the GBCC, the GPC Board is expressly empowered to amend or repeal the GPC bylaws. GPC shareholders also may amend or repeal the GPC bylaws by a majority vote of the shares entitled to be cast on the amendment.

Authorized Capital Stock

Under Essendant’s certificate of incorporation, Essendant is authorized to issue a total of 120,000,000 shares of capital stock, consisting of (1) 100,000,000 shares of common stock with a par value of $.10 per share; (2) 15,000,000 shares of preferred stock with a par value of $.01 per share and (3) 5,000,000 shares of non-voting common with a par value of $.01 per share.

Under GPC’s certificate of incorporation, GPC is authorized to issue a total of 460,000,000 shares of capital stock, consisting of (1) 450,000,000 shares of common stock with a par value of $1.00 per share and (2) 10,000,000 shares of preferred stock with a par value of $1.00 per share.

Preferred Stock

Essendant’s certificate of incorporation permits the Essendant Board to issue shares of preferred stock in any series and to establish the designation, powers, preferences and rights of the shares in such series, without approval of Essendant’s stockholders, subject to any limitations prescribed by the DGCL.

There are currently no shares of preferred stock of Essendant issued or outstanding.

GPC’s certificate of incorporation permits the GPC Board to issue shares of preferred stock in any series and to establish the designation, powers, preferences and rights of the shares in such series, without approval of GPC’s shareholders.

Voting Rights	Under Essendant’s certificate of incorporation, Essendant stockholders are entitled to one vote per share of common stock on all matters duly submitted to stockholders for their vote; provided that, without the	Under GPC’s certificate of incorporation, GPC shareholders are entitled to one vote per share with voting power on all matters duly submitted to stockholders for their vote.

Essendant	GPC

consent of the holders of record of at least 51% of nonvoting common stock at the time outstanding given in writing or by the vote at any regular or special meeting of stockholders, Essendant shall not:

(i) amend, alter, modify, or repeal any provision of their certificate of incorporation or the bylaws in any manner which adversely affects the relative rights, preferences, qualifications, powers, limitations or restrictions of the nonvoting common stock;

(ii)  increase or decrease the authorized number of shares of any class of capital stock of Essendant or authorize, issue, or otherwise create securities convertible into or exercisable for any shares of capital stock of other than the shares of common stock and nonvoting common stock authorized and the shares of Series A, Series B, and Series C preferred stock designated in that certain Certificate of the Powers, Designations, Preferences, and Rights of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock dated March 30, 1995;

(iii)  voluntarily effect an exchange or reclassification of shares of nonvoting common stock into shares of another class of capital stock; or

(iv) effect a merger or consolidation of Essendant with another corporation, unless the certificate or articles of incorporation of the surviving corporation shall provide that the shares of the capital stock of such surviving corporation into

GPC’s certificate of incorporation establishes a majority voting standard for director elections, which requires that a director receive more votes for election than against election for that director to be elected.

The right to cumulate votes in the election of directors does not exist with respect to shares of GPC capital stock.

	Essendant	GPC

which the shares of nonvoting common stock shall be converted shall have the identical rights and privileges as the shares of capital stock of such surviving corporation into which Essendant shares of common stock shall be converted, subject to certain limitations.

Essendant’s bylaws establish a plurality voting standard for director elections, which requires means that the winning candidate only needs to get more votes than a competing candidate.

The right to cumulate votes in the election of directors does not exist with respect to shares of Essendant common stock.

Number and Classification of the Board of Directors	Essendant’s certificate of incorporation and bylaws provide that the total number of Essendant directors will be nine (9), but this number may be increased or decreased from time to time by amendment of the bylaws by the directors or the stockholders from time to time, provided that in no case shall the number of directors constituting the whole board be less than three (3) or more than fifteen (15). The Essendant Board is divided into three classes with staggered, three-year terms. Each class will be as equal in number as possible as determined by the Board of Directors.	GPC’s certificate of incorporation and bylaws provide that the total number of GPC directors will be fixed from time to time by two-thirds of the GPC Board. The GPC Board is divided into three classes with staggered, three-year terms. Each class consists as nearly as possible of one-third of the total number of directors then serving.

Removal of Directors	Under Essendant’s certificate of incorporation and bylaws, Essendant directors may be removed only for cause and only by the holders of a majority of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, voting together as a single class.	Under GPC’s certificate of incorporation, GPC’s directors may be removed only for cause and only by the holders of a majority of the shares of GPC capital stock entitled to vote at an election of directors.

	Essendant	GPC

Vacancies on the Board of Directors	Essendant’s certificate of incorporation and bylaws provide that any newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Essendant Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.	GPC’s certificate of incorporation provides that any vacancy or newly-created directorship on the GPC Board, however occurring, shall be filled only by a two-thirds majority vote of the directors remaining in office (even if less than a quorum), and shall not be filled by the stockholders.

Special Meetings	Under Essendant’s bylaws, special meetings of Essendant stockholders may be called only by the chairman of the Essendant Board, Essendant’s president, the Essendant Board pursuant to a resolution approved by a majority of the entire Essendant Board, or at the written request of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, acting together as a single class.	Under GPC’s bylaws, special meetings of GPC shareholders may be called by a majority of the GPC Board, the Chairman of the GPC Board or at the request of stockholders holding at least 40% of the outstanding capital stock entitled to vote at an election of directors.

Action by Written Consent	Essendant’s certificate of incorporation and bylaws provide that any action required or permitted to be taken at any annual or special meeting of the stockholders of Essendant may be taken without a meeting, without prior notice and without a vote, only if a consent in writing setting forth the actions so taken shall be signed by the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of capital stock of Essendant	GPC’s certificate of incorporation and bylaws provide that any action permitted to be taken by GPC shareholders may be effected at a duly called annual or special meeting of the stockholders but do not provide that such action may be effected by written consent of such stockholders.

	Essendant	GPC
entitled to vote generally in the election of directors, acting together as a single class. All such consents must be executed and delivered to the secretary of Essendant not less than thirty (30) days nor more than sixty (60) days prior to the action to be taken pursuant to such consent.

Advance Notice Procedures for Stockholder Proposals or Director Nominations

Under Essendant’s certificate of incorporation, stockholders who wish to make a proposal must give timely notice thereof in writing to the secretary of Essendant. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Essendant not later than the close of business on the tenth (10th) day following the date on which notice of such annual meeting is first given to stockholders.

Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of Essendant not later than (i) with respect to an election to be held at an annual meeting of stockholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is

Under GPC’s bylaws, stockholders who wish to nominate directors at an annual or special meeting of stockholders must notify GPC no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the notice of annual meeting sent to stockholders in connection with the preceding year’s annual meeting. However, in the event that there was no annual meeting held in the previous year or an annual meeting is called for on a date that is more than 30 days before or more than 70 days after the first anniversary of the date the notice of annual meeting was sent to stockholders in connection with the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the close of business on the 10th day following the day on which GPC first publicly announces the date of such annual meeting.

A stockholder’s notice must set forth the information required by GPC’s bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

	Essendant	GPC

a record owner of stock of Essendant entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission; and (e) the consent of each such nominee to serve as a director if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

A stockholder’s notice must set forth the information required by Essendant’s bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

Dividends	Essendant’s certificate of incorporation and bylaws provide that the Essendant Board may declare dividends from time to time in accordance with the DGCL. Since 2011, Essendant has paid quarterly dividends on its common stock every year. During the second quarter of 2018, Essendant paid a cash dividend of $0.14 per share of Essendant common stock on April 13, 2018, and on May 24, 2018, following a recommendation by the Finance Committee, the Essendant Board declared a cash dividend of $0.14 per share of Essendant common stock, payable to Essendant’s stockholders	GPC’s certificate of incorporation and bylaws provide that the GPC Board may declare dividends from time to time in accordance with the GBCC.

Essendant	GPC

of record as of June 15, 2018. The dividend is to be paid on July 13, 2018.

The Finance Committee of the Essendant Board makes recommendations to the Essendant Board regarding the declaration and payment of dividends. The current Finance Committee has expressed its intention to continue recommendation of quarterly per share dividends not to exceed $0.14, as permitted by the Merger Agreement. Per the terms of the Merger Agreement, Essendant is currently restricted from declaring and paying any dividends, other than the regular quarterly cash dividend not in excess of $0.14 in respect to Essendant common stock, adjusted to reflect any stock split, reverse stock split, recapitalization or other like change. Following the closing of the Merger, the reconstituted Finance Committee will be responsible for recommending dividends and the reconstituted Essendant Board will be responsible for declaring dividends. Any determination as to the declaration of future dividends following the Merger is at the sole discretion of the Essendant Board.

Following the Merger, Essendant expects that the reconstituted Essendant Board will consider the declaration and payment of any additional future dividends based on a number of factors, including the results of Essendant’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Essendant Board deems relevant. In addition, Essendant’s existing and anticipated credit facilities may contain certain financial and operating covenants that may restrict Essendant’s ability to pay dividends in the future.

	Essendant	GPC

State Antitakeover Statute	Essendant is subject to Section 203 of the DGCL, which generally prevents certain interested stockholders, including a person who beneficially owns 15% or more of Essendant’s outstanding common stock, from engaging in certain business combinations with Essendant within three years after the person becomes an interested stockholder unless certain approvals are obtained.

The GBCC contains a business combination statute that protects certain Georgia corporations from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. The GBCC prohibits “business combinations,” including mergers, sales and leases of assets, issuances or exchanges of securities, certain loans and other financial benefits and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 10% or more of a corporation’s voting stock, within five years after the person becomes an interested shareholder, unless:

•  prior to the time the person becomes an interested shareholder, the board of directors of the target corporation approved either the business combination or the transaction which will result in the person becoming an interested shareholder; after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 90% of the voting stock of the corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by: (1) persons who are directors or officers or their affiliates or associates; (2) subsidiaries of the corporation; and (3) specific employee benefit plans; or

•  after the shareholder becomes an interested shareholder, the shareholder acquires additional shares such that the shareholder becomes the holder of at least 90% of the voting stock of the

	Essendant	GPC

corporation, excluding for purposes of determining the number of shares outstanding, those shares owned by: (1) persons who are directors or officers, their affiliates or associates; (2) subsidiaries of the corporation; and (3) specific employee benefit plans, and the business combination was approved by the shareholders of the corporation by holders of a majority of the stock entitled to vote on the transaction (with the number of shares outstanding calculated as above and further excluding shares held by the interested shareholder).

The business combination requirements under the GBCC do not apply to a corporation unless the corporation’s bylaws provide that such requirements are applicable. GPC’s certificate of incorporation and bylaws do not adopt the business combination provisions provided by the GBCC, so the business combination requirements do not apply to GPC.

Stockholder Rights Plan

In May 2018, the Essendant Board adopted the Rights Plan, which is structured such that it will not be triggered by the Transactions. Pursuant to the Rights Plan, one Right was distributed as a dividend on each share of Essendant common stock held of record as of the close of business on May 27, 2018.

•  Each Right entitles Essendant stockholders to purchase a unit representing one one-thousandth of a share of Series A Junior Participating Preferred Stock for $33.

GPC does not maintain a stockholder rights plan.

Essendant	GPC

•  The Rights generally will be exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership (including through derivatives) of 10% or more (or 15% or more for a person or group reporting beneficial ownership on Schedule 13G) of Essendant common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of Essendant common stock. If a person or group of affiliated or associated persons acquires beneficial ownership of 10% or more (or 15% or more for a person or group reporting beneficial ownership on Schedule 13G) of Essendant common stock, each Right (other than Rights held by the acquiror) will, unless the Rights are redeemed by Essendant, become exercisable upon payment of the exercise price of $33 for Essendant common stock having a market value of twice the exercise price of the Right.

•  The Rights Plan exempts any person or group of affiliated or associated persons owning 10% or more of Essendant common stock as of midnight at the end of May 17, 2018 New York City time, but such person or group may not become the beneficial owner of any additional shares of Essendant common stock without triggering the Rights Plan.

The Rights are attached to Essendant common stock unless and until they become exercisable, and will expire on May 17, 2019, unless earlier redeemed, exchanged or terminated.

	Essendant	GPC
Limitation of Liability of Directors

As permitted by the DGCL, Essendant’s certificate of incorporation provides that the directors of Essendant will not be personally liable to Essendant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Essendant shall be eliminated or limited to the fullest extent permitted by the DGCL as amended.

GPC’s certificate of incorporation provides that the directors of GPC will not be personally liable to GPC or its shareholders for monetary damages for a breach of the duty of care or other duty as a director, except for liability (i) for any appropriation, in violation of their duties, of any business opportunity of GPC, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of the types set forth in Section 14-2-832 of the GBCC (supporting an unlawful distribution of the company in violation of said director’s duties), or (iv) for any transaction from which the director derived an improper personal benefit.

If the GBCC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of GPC shall be eliminated or limited to the fullest extent permitted by the GBCC as amended

Exclusive Forum	Essendant’s bylaws provide that, unless Essendant consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for each of the following: (1) any derivative action or proceeding brought on behalf of Essendant, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Essendant to Essendant or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, Essendant’s certificate of incorporation or Essendant’s bylaws (in each case, as they may be amended from time to time) or (4) any action asserting a claim governed by the internal affairs doctrine.	GPC’s certificate of incorporation and bylaws do not include any forum provisions.

CERTAIN ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND ESSENDANT’S CERTIFICATE OF INCORPORATION AND BYLAWS

Provisions of the DGCL, Essendant’s certificate of incorporation and Essendant’s bylaws, contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Essendant stockholders.

Delaware Anti-Takeover Statute

Essendant is subject to Section 203 of the DGCL, which generally prevents certain interested stockholders, including a person who beneficially owns 15% or more of Essendant’s outstanding common stock, from engaging in certain business combinations with Essendant within three years after the person becomes an interested stockholder unless certain approvals are obtained.

No Cumulative Voting

Essendant’s stockholders do not have cumulative voting rights with respect to the election of directors.

Size of Board of Directors and Vacancies

Essendant’s certificate of incorporation and bylaws provide that the total number of Essendant directors will be nine (9), but this number may be increased or decreased from time to time by amendment of the bylaws by the directors or the stockholders from time to time, provided that in no case shall the number of directors constituting the whole board be less than three (3) or more than fifteen (15). Essendant’s certificate of incorporation and bylaws provide that any newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Essendant Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

The Merger Agreement provides that the Essendant Board will take all actions necessary to cause, effective as of immediately following the effective time of the Merger, the number of directors comprising the Essendant Board to consist of twelve directors as outlined in “The Merger Agreement—Post-Closing Essendant Board and Committees.”

Staggered, Classified Board of Directors

Under Essendant’s certificate of incorporation, Essendant has a classified board of directors with staggered, three-year terms so that not all members of the Essendant Board are elected at one time.

Removal for Cause

Under Essendant’s certificate of incorporation and bylaws, Essendant directors may be removed only for cause and only by the holders of a majority of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, voting together as a single class.

Blank Check Preferred Stock

Essendant’s certificate of incorporation authorizes the Essendant Board to issue blank check preferred stock.

Stockholder Action by Written Consent

Essendant’s certificate of incorporation and bylaws provide that any action required or permitted to be taken at any annual or special meeting of the stockholders of Essendant may be taken without a meeting, without prior notice and without a vote, only if a consent in writing setting forth the actions so taken shall be signed by the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, acting together as a single class. All such consents must be executed and delivered to the secretary of Essendant not less than thirty (30) days nor more than sixty (60) days prior to the action to be taken pursuant to such consent.

Calling of Annual Meetings

Under Essendant’s bylaws, the Essendant Board will schedule the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting.

Calling of Special Meetings of Essendant Stockholders

Under Essendant’s bylaws and certificate of incorporation, special meetings of Essendant stockholders may be called only by the chairman of the Essendant Board, Essendant’s president, the Essendant Board pursuant to a resolution approved by a majority of the entire Essendant Board, or at the written request of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of capital stock of Essendant entitled to vote generally in the election of directors, acting together as a single class.

Advance Notice Requirements

Under Essendant’s bylaws, notice of each annual meeting of the Essendant stockholders must be delivered personally, by mail or, if consented to by the stockholder, electronically transmitted not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. Notice must be delivered to the stockholder’s address as it appears in the records of Essendant unless such stockholder filed a written request with Essendant’s secretary. Every such notice must state the place, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any adjourned meeting of the stockholders is not required to be given if the time and place of the adjourned meeting and the means of remote communications are announced at the meeting where the adjournment takes place. Additionally, nominations for the Essendant Board and the proposal of business to be considered at an annual meeting may be made:

•	by the company in its notice of the meeting (or any supplement thereto) given by or at the direction of the Essendant Board;

•	by or at the direction of the Essendant Board; or

•	by any Essendant stockholder who was a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting, on the date the stockholder provides timely notice and on the date of such meeting and who complies with the requirements set forth in Essendant’s certificate of incorporation and bylaws.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of Essendant. For nominations, notice is timely if delivered to or mailed, postage prepaid, to the secretary of Essendant no later than ninety days prior to the anniversary date of the immediately preceding annual meeting, or if at a special meeting of stockholders, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. For other business to be properly brought, notice is timely if delivered to or mailed and received at the principal executive offices of Essendant no later than the close of business on the tenth day following the date in which notice of an annual meeting is first given to stockholders. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence or extend a new time period for the giving of a stockholder’s notice.

With respect to special meetings, only such business related to the purpose or purposes stated in the notice of the meeting shall be transacted. As a result, nominations of persons for directorships may be made at a special meeting where Essendant’s notice of meeting provides that directors are to be elected.

In the event Essendant calls a special meeting for the purpose of election of one or more directors to the Essendant Board, a stockholder may nominate a person or persons for election if the stockholder has delivered timely notice to the secretary of Essendant no later than the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Information required for such notice must also be provided via a supplemental statement delivered to or mailed and received at the principal executive offices of Essendant not later than the close of business on the tenth day after the record date. Essendant’s bylaws specify requirements as to the form and content of a stockholder’s notice.

Amendments to the Bylaws

Under Essendant’s certificate of incorporation and bylaws, the Essendant Board is expressly empowered to make, alter, amend or repeal Essendant’s bylaws by a majority vote of those present at any meeting at which a quorum is present. Essendant stockholders also may amend, adopt or repeal Essendant’s bylaws by a majority vote of the shares represented and entitled to vote; provided that in the notice of such meeting or special meeting where the vote is to be held included notice of such purpose.

Authorized but Unissued Shares

Essendant’s authorized but unissued shares of preferred stock under its certificate of incorporation are available for future issuance without the approval of Essendant stockholders. Essendant may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Essendant by means of a proxy contest, tender offer, merger or otherwise.

Limited Liability of Directors and Officers

Essendant’s certificate of incorporation provides that, a director shall not be personally liable to Essendant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. A director shall not be liable to Essendant or its stockholders to such further extent as permitted by any law enacted, including any subsequent amendment to the DGCL. The principal effect of the limitation on liability provision is that an Essendant stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability under one of the foregoing exceptions. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws or eliminate a director’s duty of care. A director shall not be liable to Essendant or its stockholders to such further extent as permitted by any law enacted, including any subsequent amendment to the DGCL.

Stockholder Rights Plan

Essendant has adopted the Rights Plan, which is structured such that it will not be triggered by the Transactions. The Rights may have the effect of rendering more difficult or discouraging an acquisition of Essendant deemed undesirable by the Essendant Board.

On May 17, 2018, the Essendant Board authorized and declared a dividend distribution of one Right for each outstanding share of Essendant common stock to stockholders of record at the close of business on May 27, 2018 (the “Record Date”). Each Right entitles the registered holder to purchase from Essendant a unit consisting of one one-thousandth of a share (a “Unit”) of a newly authorized series of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”) at a purchase price of $33.00 per Unit, subject to adjustment (the “Purchase Price”). The description and complete terms of the Rights are set forth in the Rights Plan.

Rights Certificates; Exercise Period

Initially, the Rights will be attached to all shares of Essendant common stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Plan, the Rights will separate from the Essendant common stock and the distribution date (the “Rights Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% (or 15% in the case of a “13G Institutional Investor,” as defined in the Rights Plan) or more of the outstanding shares of Essendant common stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by Essendant or certain inadvertent actions by certain stockholders, or (ii) 10 business days (or such later date as the Essendant Board shall determine) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. For purposes of the Rights Plan, beneficial ownership is defined to include ownership of derivative securities.

The Rights Plan provides that no person or entity will become an Acquiring Person, and no Stock Acquisition Date or Triggering Event (as defined below) will occur, solely by reason of the (i) approval, execution, delivery, pendency, performance, public announcement or public disclosure of the Merger Agreement, or any other Transaction Document or (ii) consummation of the merger of Elephant Merger Sub Corp. with and into SpinCo, or the consummation with GPC or any of its affiliates of any other transaction contemplated by the Transaction Documents. Additionally, the Rights Plan provides that any person or group of affiliated or associated persons who, as of midnight at the end of May 17, 2018, New York City time, beneficially owns 10% or more of the outstanding shares of Essendant common stock (an “Exempt Person”) shall not be deemed an Acquiring Person, but only for so long as such person, together with its affiliates and associates, does not become the beneficial owner of any additional shares of Essendant common stock while such person is an Exempt Person.

Until a Rights Distribution Date, (i) the Rights will be evidenced by the certificates for the Essendant common stock (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry accounts) and will only be transferable with such Essendant common stock, (ii) new Essendant common stock certificates issued after the Record Date will contain a legend incorporating the Rights Plan by reference, and (iii) the surrender for transfer of any certificates for Essendant common stock outstanding will also constitute the transfer of the Rights associated with the Essendant common stock represented by such certificates. Pursuant to the Rights Plan, Essendant reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until a Rights Distribution Date and will expire at 5:00 P.M., New York City time, on May 17, 2019, unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after a Rights Distribution Date, Rights Certificates will be mailed to holders of record of the Essendant common stock as of the close of business on a Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Essendant Board, only shares of Essendant common stock issued prior to a Rights Distribution Date will be issued with the Rights.

Flip-in Trigger

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (unless the event causing such person or group to become an Acquiring Person is a transaction described under “Flip-over Trigger,” below), each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Essendant common stock (or, in certain circumstances, cash, property or other securities of Essendant) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by Essendant as set forth below.

Flip-over Trigger

In the event that, at any time following the Stock Acquisition Date, (i) Essendant engages in a merger or other business combination transaction in which Essendant is not the surviving corporation, (ii) Essendant engages in a merger or other business combination transaction in which Essendant is the surviving corporation and the Essendant common stock is changed or exchanged, or (iii) more than 50% of Essendant’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature

At any time after a person becomes an Acquiring Person and prior to the acquisition by any person or group of 50% or more of the outstanding Essendant common stock, the Essendant Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Essendant common stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of Essendant’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of outstanding shares of Preferred Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise, or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidences of indebtedness or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights

At any time until ten business days following the Stock Acquisition Date, Essendant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Essendant common stock or other consideration deemed appropriate by the Essendant Board). Immediately upon the action of the Essendant Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment

Any of the provisions of the Rights Plan may be amended by the Essendant Board prior to a Rights Distribution Date. After a Rights Distribution Date, the provisions of the Rights Plan may be amended by the Essendant Board in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Plan that may be defective or inconsistent with any other provision therein, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Plan. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Plan that may be defective or inconsistent with any other provision therein.

Miscellaneous

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of Essendant, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to Essendant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Essendant common stock (or other consideration) of Essendant or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Anti-Takeover Effects

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire Essendant without the approval of the Essendant Board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving Essendant that is not supported by the Essendant Board.

The Rights Plan is also described under the heading “Comparison of the Rights of Stockholders Before and After the Transactions—Stockholder Rights Plan” beginning on page 191.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

Essendant, GPC and SpinCo or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Essendant, GPC and SpinCo. See “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Code of Business Conduct

Essendant recognizes that transactions between Essendant and any of its directors or executives can present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of Essendant and its stockholders. Therefore, as a general matter and in accordance with Essendant’s Related Person Transaction Approval Policy and Code of Business Conduct, it is Essendant’s preference to avoid such transactions. Nevertheless, Essendant recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of Essendant. Therefore, Essendant has adopted a formal written policy which requires Essendant’s Audit Committee to review and approve or ratify any transaction, arrangement, or relationship or any series of similar transactions, arrangements, or relationships in which Essendant (including any subsidiaries) is or will be a participant and in which a related person has a direct or indirect interest (subject to certain exemptions). Pursuant to the policy, the Audit Committee will review any material transaction or relationship that involves any of Essendant’s directors or executive officers and reasonably could give rise to an actual or apparent conflict of interest. Essendant expects the Code of Business Conduct and Related Person Transaction Approval Policy described above to apply to Essendant after the Merger.

Policies and Procedures for Transactions with Related Persons

In February 2016, the Essendant Board amended the Related Party Transaction Approval Policy, originally adopted in March 2008, which sets forth Essendant’s policies and procedures for the review, approval, or ratification of any transaction required to be reported in Essendant’s filings with the Securities and Exchange Commission. This policy applies to any transaction, arrangement, or relationship or any series of similar transactions, arrangements, or relationships in which Essendant (including any subsidiaries) is or will be a participant and in which a related person (as defined in Item 404 of Regulation S-K and Accounting Standards Codification (ASC) 850) has a direct or indirect interest, but exempts the following:

•	payment of compensation by Essendant to a related person for the related person’s service to Essendant as a Director, officer or employee;

•	transactions available to all employees or all stockholders of Essendant on the same terms;

•	transactions which, when aggregated with the amount of all other transactions between Essendant and a related person (or any entity in which the related person has an interest), involve less than $120,000 in a fiscal year; and

•	transactions in the ordinary course of business at the same prices and on the same terms as are made available to customers of Essendant generally.

The Essendant’s Audit Committee must approve any related person transaction subject to this policy before commencement of the related person transaction. If such a transaction is not identified until after it has commenced, it must then be brought to the Audit Committee, which will consider all options, including approval, ratification, amendment, denial, termination, or, if the transaction is completed, rescission. The Audit Committee will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve or ratify a related person transaction:

•	whether the terms are fair to Essendant;

•	whether the transaction is material to Essendant;

•	the role the related person has played in arranging the related person transaction;

•	the structure of the related person transaction; and

•	the interests of all related persons in the related person transaction.

The Audit Committee may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon Essendant and the related person taking any actions that the Audit Committee deems appropriate. The Audit Committee has delegated to its chairperson authority to approve or take any other action with respect to a related person transaction that the Audit Committee itself would be authorized to take pursuant to this policy.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP will pass upon the validity of the issuance of Essendant common stock pursuant to the Merger Agreement.

Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Essendant by Skadden, Arps, Slate, Meagher & Flom LLP and for GPC by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements for the year ended December 31, 2017 of Essendant Inc. appearing in Essendant’s Current Report (Form 8-K) filed on May 31, 2018, and the effectiveness of Essendant’s internal control over financial reporting as of December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and appearing elsewhere herein. Such consolidated financial statements are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of S.P. Richards Company and Subsidiaries at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the proxy statement/prospectus-information statement of Essendant Inc. have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

According to the Essendant certificate of incorporation, business to be conducted at a special meeting of stockholders may be brought before the meeting only pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this proxy statement/prospectus will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareowners sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareowners, referred to as “householding.” As permitted by the Exchange Act, Essendant has adopted a householding procedure by which certain stockholders who have the same address and last name receive only one copy of our annual report and proxy statement, unless one or more of these stockholders notifies us that they would like to continue to receive individual copies. Householding reduces both the environmental impact of our annual meetings and our mailing and printing expenses.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or annual report, or if you are receiving multiple copies of either document and wish to receive only one, please contact us in writing or by telephone at Essendant Inc., Attention: Corrine Kassitas by telephone at 847-627-2774 or in writing at One Parkway North Boulevard, Deerfield, Illinois 60015-2559. We will deliver promptly upon written or oral request a separate copy of our annual report and/or proxy statement to a stockholder at a shared address to which a single copy of either document was delivered.

PROPOSAL 1

PROPOSAL TO APPROVE THE ISSUANCE OF ESSENDANT COMMON STOCK IN CONNECTION WITH THE MERGER

Under Nasdaq Rule 5635(a), a company listed on Nasdaq is required to obtain stockholder approval before the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. As discussed elsewhere in this proxy statement/prospectus-information statement, it is currently estimated that at the effective time of the Merger, Essendant will be obligated to issue in the aggregate approximately 40,191,482 shares of Essendant common stock to shareholders of GPC in the Merger. The aggregate number of shares of Essendant common stock to be issued will exceed 20% of the voting power and 20% of the shares of Essendant common stock outstanding on the record date for the special meeting, and for this reason Essendant must obtain the approval of its stockholders for the Share Issuance. The issuance of Essendant common stock to shareholders of GPC in connection with the Merger is conditioned on the approval of this Proposal 1, and therefore consummation of the Transactions requires approval of this Proposal 1.

In accordance with the Nasdaq rules, the DGCL and Essendant’s organizational documents, the approval of the Share Issuance requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the Share Issuance must exceed the number of shares voted “AGAINST” the Share Issuance. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE ESSENDANT BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE SHARE ISSUANCE AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR PROPOSAL 1.

PROPOSAL 2

PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE PROPOSAL 1

At the special meeting, we may ask Essendant stockholders to vote to adjourn the special meeting to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve Proposal 1. The approval of Proposal 1 is required for completion of the Merger. Because the Essendant Board believes that it is in and the best interest of Essendant and its stockholders to engage in the Transactions, the Essendant Board believes it is in the best interest of Essendant and its stockholders to adjourn the special meeting if there are not sufficient votes at the time of the special meeting to approve Proposal 1.

In accordance with the DGCL and Essendant’s organizational documents, the approval of a meeting adjournment requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting. This means the number of shares voted “FOR” the meeting adjournment must exceed the number of shares voted “AGAINST” the meeting adjournment. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE ESSENDANT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR ESSENDANT’S NAMED EXECUTIVE OFFICERS

Approval of Merger-Related Compensation for Essendant’s Named Executive Officers

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Essendant is providing the Essendant stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation arrangements that may be paid or become payable to Essendant’s named executive officers in connection with the Merger, as disclosed herein. This proposal gives the Essendant stockholders the opportunity to express their views on the merger-related compensation of Essendant’s named executive officers.

The vote on this proposal is a vote separate and apart from the votes for the approval of the Share Issuance and the meeting adjournment proposals. Accordingly, you may vote not to approve this proposal on merger-related executive compensation and vote for the Share Issuance or the meeting adjournment proposals, or vice versa. Because the vote is advisory in nature, it will not be binding on Essendant, regardless of whether the Share Issuance or the meeting adjournment proposals are approved. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by Essendant’s named executive officers in connection with the merger is not a condition to consummation of the Merger, and failure to approve this advisory matter will have no effect on the vote to approve the Share Issuance or the meeting adjournment proposals. Because the merger-related executive compensation to be paid in connection with the Merger is based on contractual arrangements, such compensation will or may be payable in accordance with its terms, regardless of the outcome of this advisory vote.

Accordingly, the Essendant Board recommends you vote “FOR” adoption of the following resolution:

“RESOLVED, that the compensation that will or may be paid or become payable to Essendant’s named executive officers, in connection with the Merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘Golden Parachute Compensation,’ are hereby APPROVED.”

Approval of this advisory merger-related executive compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of all of the shares of Essendant common stock present in person or represented by proxy at the special meeting at which a quorum is present. This means the number of shares voted “FOR” the advisory merger-related executive compensation proposal must exceed the number of shares voted “AGAINST” this advisory merger-related executive compensation proposal. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect on the vote for this proposal.

THE ESSENDANT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ESSENDANT STOCKHOLDERS VOTE FOR PROPOSAL 3.

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of S. P. Richards Company and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of S.P. Richards Company and Subsidiaries (the Company, as defined in Note 1 of the combined financial statements), a wholly-owned subsidiary of Genuine Parts Company, as of December 31, 2017 and 2016, and the related combined statements of income and comprehensive income, net parent investment and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

Atlanta, Georgia

April 4, 2018

S.P. Richards Company and Subsidiaries

Combined Balance Sheets

	December 31
	2017	2016
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$868	$294
Amounts due from Parent Company and affiliates	41,218	35,301
Trade accounts receivable, net	207,799	211,440
Merchandise inventories, net	403,777	409,804
Prepaid expenses and other current assets	131,449	142,737

Total current assets	785,111	799,576
Goodwill	81,988	82,099
Other intangible assets, less accumulated amortization	89,227	94,836
Deferred tax assets	44	70
Other assets	35,795	49,685
Property, plant, and equipment:
Land	—	375
Buildings, less accumulated depreciation (2017—$6,493; 2016—$6,533)	1,445	4,031
Machinery and equipment, less accumulated depreciation (2017—$76,665; 2016—$81,026)	29,780	32,769

Net property, plant, and equipment	31,225	37,175
	$1,023,390	$1,063,441

Liabilities and net Parent investment
Current liabilities:
Trade accounts payable	$162,691	$190,498
Accrued compensation	6,432	7,187
Other current liabilities	46,369	47,939
Accrued expenses due to affiliates	786	795
Note payable due to affiliate	6,161	5,770

Total current liabilities	222,439	252,189
Long-term debt due to affiliate	365,000	365,000
Deferred tax liabilities	352	2,316
Other long-term liabilities	6,971	21,265
Net Parent investment:
Parent investment	428,015	422,704
Accumulated other comprehensive income (loss)—foreign currency translation	613	(33)

Net Parent investment	428,628	422,671
	$1,023,390	$1,063,441

See accompanying notes.

S.P. Richards Company and Subsidiaries

Combined Statements of Income and Comprehensive Income

	Year Ended December 31
	2017	2016	2015
	(In Thousands)
Net sales	$1,923,504	$1,900,562	$1,875,378
Cost of goods sold	1,444,929	1,415,472	1,404,320

Gross margin	478,575	485,090	471,058
Operating expenses:
Selling, administrative, and other expenses	383,733	368,952	330,206
Depreciation and amortization	14,878	14,018	11,844
Provision for doubtful accounts	3,552	79	750

Total operating expenses	402,163	383,049	342,800
Non-operating expenses (income):
Interest expense	19,861	19,962	20,387
Interest income	(235)	(355)	(116)

Total non-operating expenses	19,626	19,607	20,271

Income before income taxes	56,786	82,434	107,987
Income taxes	19,343	29,830	41,088

Net income	$37,443	$52,604	$66,899

Net income	$37,443	$52,604	$66,899
Other comprehensive income (loss)—foreign currency translation	646	162	(1,006)

Comprehensive income	$38,089	$52,766	$65,893

See accompanying notes.

S.P. Richards Company and Subsidiaries

Combined Statements of Net Parent Investment

	Parent Investment	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment
	(In Thousands)
Balance at January 1, 2015	$236,583	$811	$237,394
Net income	66,899	—	66,899
Parent Company contributions	20,553	—	20,553
Other comprehensive loss—foreign currency translation		(1,006)	(1,006)
Dividends paid to Parent Company	(44,710)	—	(44,710)
Share-based compensation	2,200	—	2,200
Tax payable adjustment	735	—	735

Balance at December 31, 2015	282,260	(195)	282,065
Net income	52,604	—	52,604
Parent Company contributions	133,558	—	133,558
Other comprehensive income—foreign currency translation	—	162	162
Dividends paid to Parent Company	(48,138)	—	(48,138)
Share-based compensation	2,500	—	2,500
Tax payable adjustment	(80)	—	(80)

Balance at December 31, 2016	422,704	(33)	422,671
Net income	37,443	—	37,443
Other comprehensive income—foreign currency translation	—	646	646
Dividends paid to Parent Company	(35,063)	—	(35,063)
Share-based compensation	2,900	—	2,900
Tax payable adjustment	31	—	31
Balance at December 31, 2017	$428,015	$613	$428,628

See accompanying notes.

S.P. Richards Company and Subsidiaries

Combined Statements of Cash Flows

	Year Ended December 31
	2017	2016	2015
	(In Thousands)
Operating activities
Net income	$37,443	$52,604	$66,899
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,878	14,018	11,844
Excess tax benefits from share-based compensation	(469)	—	—
Gain on sale of property, plant, and equipment	(57)	(247)	(267)
Deferred income taxes	(1,937)	2,491	712
Share-based compensation	2,900	2,500	2,200
Changes in operating assets and liabilities:
Trade accounts receivable, net	3,955	17,590	7,350
Merchandise inventories, net	6,772	(21,707)	(4,835)
Trade accounts payable	(28,698)	23,901	(14,422)
Other short-term assets and liabilities	10,337	2,220	(6,571)
Other long-term assets and liabilities	(386)	(13,648)	13,829

	7,295	27,118	9,840

Net cash provided by operating activities	44,738	79,722	76,739

Investing activities
Purchases of property, plant and equipment	(6,184)	(9,902)	(9,933)
Proceeds from sale of property, plant, and equipment	2,929	449	416
Acquisition of businesses (see note 8)	—	(306)	(2,679)

Net cash used in investing activities	(3,255)	(9,759)	(12,196)

Financing activities
Net payments to Parent Company and affiliates	(5,846)	(22,169)	(20,607)
Payments on note payable to affiliate	—	(1,820)	(2,310)
Dividends paid to Parent Company	(35,063)	(48,138)	(44,710)

Net cash used in financing activities	(40,909)	(72,127)	(67,627)

Net increase/(decrease) in cash and cash equivalents	574	(2,164)	(3,084)
Cash and cash equivalents at beginning of year	294	2,458	5,542
Cash and cash equivalents at end of year	$868	$294	$2,458

Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes	$19,300	$31,304	$38,878

Interest	$19,702	$24,722	$14,736

Non-cash transactions:
Cash paid by Parent Company for acquisitions and debt (see note 8)	$—	$131,958	$20,553

See accompanying notes.

S.P. Richards Company and Subsidiaries

Notes to Combined Financial Statements

December 31, 2017

1. Summary of Significant Accounting Policies

Business

S.P. Richards Company and Subsidiaries, including two Canadian affiliates, (the Company), is a wholly-owned subsidiary of Genuine Parts Company (the Parent Company or Parent). The Company’s SPR Core Office (SPR Core) segment distributes a wide variety of business and office products, school and educational items, computer supplies, office furniture and technology products. The Company’s Supply Source Enterprises (SSE) segment distributes safety products, gloves, breakroom and food service items, as well as janitorial and cleaning supplies. The Company serves a diverse customer base through 53 locations in North America. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

Basis of Presentation

The combined financial statements include all of the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions between the Company and its subsidiaries have been eliminated in combination. Transactions between the Company and the Parent Company or its subsidiaries (the affiliates) have not been eliminated. The combined financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Actual costs that may have been incurred if the Company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as, but not limited to, information technology and infrastructure. Consequently, the Company’s future earnings could include items of income and expense that could be materially different from what is included in the combined statements of income and comprehensive income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the Company’s future results of operations, financial position and cash flows. The Company has evaluated subsequent events through the date the combined financial statements were issued which was on April 4, 2018.

Parent Investment

The Company utilizes the Parent Company’s centralized processes and systems for treasury management, including the funding of certain acquisitions. As a result, certain cash received by the Company was deposited in and commingled with the Parent Company’s corporate funds and is not specifically allocated to the Company. The net results of these cash transactions between the Company and the Parent Company are reflected as net Parent investment in the accompanying combined balance sheets. In addition, the net Parent investment is the Parent Company’s interest in the recorded net assets of the Company and represents the cumulative net investment by the Parent Company in the Company through the dates presented, inclusive of cumulative operating results.

Volume Incentives

The Company receives incentives in the form of reductions to amounts owed to or payments from vendors related to volume incentives and other advertising considerations. Many of these incentives are under long-term agreements in excess of one year, while others are negotiated on an annual basis or less (short-term). The Company recognizes volume incentives when earned (i.e., at the time the inventory is purchased) as a reduction to inventory and as a reduction to cost of goods sold, as the related inventory is sold to the Company’s customers. Additionally, vendors contribute funds to the Company to finance catalog and other annual advertising costs. Catalog income received from vendors is recorded as a reduction to cost of goods sold.

Use of Estimates

The preparation of the combined financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition

The Company records revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed and determinable and collectability is reasonably assured. Delivery is not considered to have occurred until the customer assumes the risks and rewards of ownership.

Foreign Currency Translation

The combined balance sheets and statements of income and comprehensive income of the Company’s foreign affiliates have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectability of trade accounts receivable based on a combination of factors. The Company estimates an allowance for doubtful accounts based on historical bad debt experience and periodically adjusts this estimate when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2017, 2016, and 2015, the Company recorded provisions for doubtful accounts of approximately $3,552,000, $79,000, and $750,000, respectively. At December 31, 2017 and 2016, the allowance for doubtful accounts was approximately $3,618,000 and $1,180,000, respectively.

Merchandise Inventories, Including Consideration Received From Vendors

Merchandise inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method for all subsidiaries other than The Safety Zone LLC where cost is determined by the weighted-average method.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company’s inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors that provide for inventory purchase incentives. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of these incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year. While management believes the Company will continue to receive consideration from vendors in 2018 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid customer incentives.

Goodwill

The Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. The Company tests goodwill for impairment at the reporting unit level, which is an operating segment or a level below an operating segment, which is referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics.

A combination of qualitative assessments and present value of future cash flows approaches were used to determine any potential impairment. The Company determined that there were no indicators that goodwill was impaired and, therefore, no impairments were recognized for the years ended December 31, 2017, 2016, or 2015.

Other Assets

Other assets are comprised of the following:

	December 31
	2017	2016
	(In Thousands)
Prepaid customer incentives	$32,575	$46,909
Other long-term receivables	2,504	2,197
Other	716	579

Total other assets	$35,795	$49,685

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, net of depreciation. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 3 to 15 years. Depreciation expense related to property, plant, and equipment, included in the accompanying combined statements of income and comprehensive income, totaled approximately $9,269,000, $9,442,000, and $8,995,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

Long-Lived Assets Other Than Goodwill

The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Before this, management considers qualitative factors that could indicate potential impairment. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Other Long-Term Liabilities

Other long-term liabilities are comprised of the following:

	December 31
	2017	2016
	(In Thousands)
Noncurrent prepaid customer incentives	$—	$15,204
Deferred rent	3,392	2,914
Other taxes payable	3,579	3,147

Total other long-term liabilities	$6,971	$21,265

Insurance Programs

The Company is self-insured for the majority of group health insurance costs. For property and casualty insurance, the Company shares the risk of loss with the Parent Company and works with insurance underwriters to maintain high deductibles subject to aggregate annual loss limitations. The Company believes the workers’ compensation, automobile and general liability per occurrence retentions are consistent with industry practices. The Company funds deductibles and records expenses for losses as incurred monthly under the programs. Actual losses from period to period are subject to uncertainty from various sources, including changes in claims reporting and settlement patterns, judicial decisions, new legislation and economic conditions. The Company does not maintain an accrual for these amounts as all amounts billed by the Parent Company related to these costs were paid by the Company by year-end. Further the amounts billed by the Parent Company include costs related to incurred but not reported claims. Claims and premium expenses were approximately $3,400,000, $3,100,000, and $3,300,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

Business Combinations

From time to time, the Company may enter into business combinations. The Company recognizes the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. The Company measures goodwill as the excess of consideration transferred, which the Company also measures at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires the Company to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. This method also requires the Company to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If the Company is required to adjust provisional amounts that were recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on the Company’s combined financial statements.

Significant estimates and assumptions in estimating the fair value of acquired customer relationships and other identifiable intangible assets include future cash flows that the Company expects to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, the Company could record impairment charges. In addition, the Company has estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If the Company’s estimate of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value of Financial Instruments

The carrying amounts reflected in the combined balance sheets for cash and cash equivalents, trade accounts receivable, and trade accounts payable, which approximate their respective fair values based on the short-term nature of these instruments.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the combined statements of income and comprehensive income and totaled approximately $93,500,000, $86,500,000, and $77,500,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling, administrative and other expenses in the combined statements of income and comprehensive income. Advertising costs totaled approximately $99,000, $500,000, and $300,000 in the years ended December 31, 2017, 2016, and 2015, respectively.

Accounting for Legal Costs

The Company’s legal costs expected to be incurred in connection with loss contingencies are expensed as such costs are incurred and are classified as selling, administrative and other expenses in the combined statements of income and comprehensive income.

Share-Based Compensation

The Company participates in various long-term incentive plans maintained by the Parent Company, which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards, dividend equivalents and other share-based awards. SARs represent a right to receive upon exercise an amount, payable in shares of common stock, equal to the excess, if any, of the fair market value of the Parent Company’s common stock on the date of exercise over the base value of the grant. The terms of such SARs require net settlement in shares of common stock and do not provide for cash settlement. RSUs represent a contingent right to receive one share of the Parent Company’s common stock at a future date. The majority of awards previously granted vest on a pro-rata basis for periods ranging from one to five years and are expensed accordingly on a straight-line basis. The Parent Company issues new shares upon exercise or conversion of awards under these plans.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Revenue from Contracts with Customers (Topic 606)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which will create a single, comprehensive revenue recognition model for recognizing revenue from contracts with customers. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. Accordingly, the Company will adopt this standard on January 1, 2018. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and more judgment and estimates are required within the revenue recognition process than are required under existing guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. The Company has established a cross-functional implementation team to evaluate and implement the new standard related to the recognition of revenue from contracts with customers.

The Company plans to use the modified retrospective adoption method. As a result, a cumulative effect adjustment is required at January 1, 2018 and the Company will account for revenue under the new standard prospectively from such date. The Company primarily sells goods and recognizes revenue at point of sale or delivery and this will not change under the new standard. However, certain customer relationships have terms that include items considered variable consideration, primarily related to customer discounts which will require a change in recognition under the new standard. Upon adoption of Topic 606, the cumulative impact to the Company’s retained earnings at January 1, 2018 is estimated to be approximately $400,000. Once finalized, this amount will be recorded as a reduction in retained earnings as a cumulative effect of adoption of a new accounting standard and a deferred revenue liability will be established and classified in other current liabilities on the Company’s combined balance sheet.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires an entity to recognize a right-of-use asset and a lease liability on the balance sheet for all leases, including operating leases, with a term greater than twelve months. Expanded disclosures with additional qualitative and quantitative information will also be required. This guidance is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard must be adopted using a modified retrospective transition. The Company has established a cross-functional team to evaluate and implement the new standard. As disclosed in the leased properties footnote, the future minimum payments under noncancelable operating leases are approximately $83,000,000 and the Company believes the adoption of this standard will have a significant impact on the combined balance sheets.

Income Tax Reform

The Tax Cuts and Jobs Act (the Act) was enacted December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21% for taxable years starting after December 31, 2017, and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were not previously subject to U.S. Federal income tax and creates new taxes on certain foreign sourced earnings. As of December 31, 2017, the Company has not completed the accounting for the tax effects of enactment of the Act; however, the Company has made a reasonable estimate of the effect of the Act on the existing deferred tax balances and of the one-time transition tax. As disclosed in the income taxes footnote, the items for which the Company was able to determine a reasonable estimate were recognized as a provisional tax expense of $46,000 for the period ended December 31, 2017, which is included as a component of income tax expense in the Company’s combined statement of income and comprehensive income. In all cases, the Company will continue to make and refine the calculations as additional analysis is completed. Further, the Company’s estimates may also be affected as regulations and additional guidance are made available.

In addition, the Act subjects a U.S. shareholder to tax on Global Intangible Low-Taxed Income (GILTI) earned by certain foreign subsidiaries. Given the complexity of the GILTI provisions, the Company is still evaluating the effects and has not yet determined the new accounting policy. The provision is not expected to have a material impact on the Company’s combined financial statements or related disclosures.

Inventory (Topic 330)

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”), which modifies existing requirements regarding measuring first-in, first-out and average cost inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. ASU 2015-11 replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. The Company adopted ASU 2015-11 on January 1, 2017 and it did not have an impact to the Company’s combined financial statements.

Compensation-Stock Compensation (Topic 718)

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”) that changes the accounting for certain aspects of share-based compensation to employees including forfeitures, employer tax withholding, and the financial statement presentation of excess tax benefits or expense. ASU 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based compensation, which prospectively reclassifies cash flows from excess tax benefits of share-based compensation currently disclosed in financing activities to operating activities in the period of adoption. The guidance will increase income tax expense volatility, as well as the Company’s cash flows from operations. In addition, the Company did not elect to change shares withheld for employment income tax purposes. The Company adopted ASU 2016-09 on January 1, 2017 on a prospective basis. The adoption of ASU 2016-09 did not have a material impact to the Company’s combined financial statements or related disclosures.

Compensation-Retirement Benefits (Topic 715)

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) (“ASU 2017-07”), which requires an entity to report the service cost component of net periodic benefit cost in the same line item as other compensation costs (selling, administrative and other expenses), and the remaining components in non-operating expense in the combined statement of income and comprehensive income. This standard is effective for interim and annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company will adopt ASU 2017-07 on January 1, 2018 and it is not expected to have a material impact on the Company’s combined financial statements or related disclosures.

2. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016, as well as other identifiable intangible assets, are summarized as follows:

	Goodwill
	SPR Core	SSE	Total	Other Intangible Assets, Net
	(In Thousands)
Balance as of January 1, 2016	$10,692	$45,807	$56,499	$50,461
Additions	—	25,600	25,600	48,951
Amortization				(4,576)

Balance as of December 31, 2016	10,692	71,407	82,099	94,836
The Safety Zone LLC purchase accounting adjustment	—	(138)	(138)	—
Foreign currency translation	—	27	27	—
Amortization	—	—	—	(5,609)

Balance as of December 31, 2017	$10,692	$71,296	$81,988	$89,227

The additions to goodwill and other intangible assets are discussed further in the acquisitions footnote.

The gross carrying amounts and accumulated amortization relating to other intangible assets at December 31, 2017 and 2016 is as follows:

	2017			2016
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In Thousands)
Customer relationships	$77,854	$(14,324)	$63,530	$77,854	$(9,607)	$68,247
Trademarks	27,900	(2,221)	25,679	27,900	(1,330)	26,570
Non-competition agreements	20	(2)	18	20	(1)	19
	$105,774	$(16,547)	$89,227	$105,774	$(10,938)	$94,836

Amortization expense for other intangible assets totaled $5,609,000, $4,576,000, and $2,849,000 for the years ended December 31, 2017, 2016, and 2015, respectively. Estimated other intangible assets amortization expense for the succeeding five years is as follows (in thousands):

2018	$5,483
2019	5,253
2020	5,253
2021	5,253
2022	5,252

$26,494

3. Debt

The Company’s outstanding notes payable due to an affiliate are classified as current on the combined balance sheets and consist of the following:

	December 31
	2017	2016
	(In Thousands)
November 29, 2016, Promissory Note, $5,770,000, 1.00% fixed, due January 30, 2017	$—	$5,770
January 31, 2017, Promissory Note, $6,161,000, 1.00% fixed, due January 30, 2018	6,161	—
Total note payable due to affiliate	$6,161	$5,770

The Company’s outstanding debt owed to an affiliate is classified as long-term on the combined balance sheets and consists of the following:

	December 31
	2017	2016
	(In Thousands)
December 31, 2014, Promissory Note, $230,000,000, 5.25% fixed, due December 31, 2019	$230,000	$230,000
December 31, 2014, Promissory Note, $90,000,000, 5.25% fixed, due December 31, 2019	90,000	90,000
December 31, 2014, Promissory Note, $45,000,000, 5.25% fixed, due December 31, 2019	45,000	45,000

Total debt due to affiliate	$365,000	$365,000

Due to certain contractual obligations, the Company also had unused letters of credit of $461,000 and $385,000 outstanding at December 31, 2017 and 2016, respectively.

4. Leased Properties

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases (excluding related party lease agreements) with initial or remaining terms of one year or more were approximately the following at December 31, 2017 (in thousands):

2018	$18,759
2019	14,906
2020	10,208
2021	5,783
2022	5,239
Thereafter	28,489

Total minimum lease payments	$83,384

Rental expense for operating leases was approximately $29,000,000, $26,000,000, and $23,000,000 for 2017, 2016, and 2015, respectively. Rental expense includes rent paid to the Parent Company, of which the related party lease agreements are month to month and are discussed further in the related party transactions footnote.

5. Share-Based Compensation

The Company’s employees receive share-based compensation under share-based programs offered by the Parent Company. Share-based compensation costs of $2,900,000, $2,500,000, and $2,200,000 were classified as selling, administrative and other expenses in the accompanying combined statements of income and comprehensive income for the years ended December 31, 2017, 2016, and 2015, respectively. The costs allocated by the Parent Company represent actual costs incurred one year in arrears, which approximates the current year costs and relate specifically to Company employees.

6. Income Taxes

The Tax Cuts and Jobs Act was enacted December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21% for taxable years beginning after December 31, 2017, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were not previously subject to U.S. Federal income tax and creates new taxes on certain foreign sourced earnings. As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the Act; however, in certain cases, as described below, the Company has made a reasonable estimate of the effect of the Act regarding existing deferred tax balances and the one-time transition tax. For the items which the Company was able to determine a reasonable estimate, a provisional net tax expense of $46,000 was recognized for the period ended December 31, 2017, which is included as a component of income tax expense from continuing operations. In all cases, the Company will continue to make and refine its calculations as additional analysis is completed. In addition, the Company’s estimates may also be affected as regulations and additional guidance are made available.

Provisional Amounts

Deferred tax assets and liabilities: The Company remeasured U.S. deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal income tax purposes. However, the Company is still analyzing certain aspects of the Act and refining the calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The provisional benefit recorded related to the remeasurement of the deferred tax balance was $545,000 at December 31, 2017.

International tax effects: The one-time transition tax is based on the Company’s total post-1986 earnings and profits (E&P) which the Company has previously deferred from U.S. income taxes pursuant to the provisions of the Internal Revenue Code prior to the Act, as well as its assertions with respect to the E&P of foreign subsidiaries. The Company recorded a provisional U.S. tax liability for the transition tax in the amount of $591,000, resulting in an increase in current income tax expense of $591,000. The Company has not yet completed the calculation of the total post -1986 E&P of foreign subsidiaries. Further, the transition tax is based in part on the amount of those earnings held in cash and other specified assets. This amount may change when the Company finalizes its calculation of post-1986 foreign E&P previously deferred from U.S. federal taxation and finalize the amounts held in cash or other specified assets. No additional income taxes, where applicable (i.e., U.S. Federal, U.S. State, foreign withholding, or similar taxes under foreign law), have been provided on any remaining outside basis difference inherent in these entities. These amounts continue to be provisionally indefinitely reinvested in foreign operations.

The Company’s provisional calculation of its remaining outside basis difference is not considered material. Determining the amount of unrecognized deferred tax liability related to any additional outside basis difference in these entities (i.e., basis difference other than those subject to the one-time transition tax) is not practicable. This is due to the complexities associated with the hypothetical calculation to determine residual taxes on the undistributed earnings, including the availability of foreign tax credits, applicability of any additional local withholding tax and other indirect tax consequence that may arise due to the distribution of these earnings.

Global Intangible Low-Taxed Income (GILTI)

The Act subjects a U.S. shareholder to tax on GILTI earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for GILTI, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. At December 31, 2017, the Company is still evaluating the GILTI provisions and the analysis of future taxable income that is subject to GILTI. Given the complexity of the GILTI provisions, the Company has not yet determined its accounting policy and therefore has not reflected any adjustments related to GILTI in the Company’s combined financial statements.

Any change in the taxes payable or receivable as a result of the combined financial statements has been written off to equity because amount will not be recognized by the Company under the Company’s tax sharing methodology.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2017	2016
	(In Thousands)
Deferred tax assets related to:
Expenses not yet deducted for tax purposes	$2,337	$2,893
Escalating rent	912	1,139
Stock options	3,385	3,795
Uniform capitalization	2,914	3,708
Bad debt	1,355	1,184
Property, plant, and equipment	19	21
Net operating loss	—	36
Valuation allowance	—	(87)

	10,922	12,689

Deferred tax liabilities related to:
Employee and retiree benefits	29	122
Inventory	1,163	1,749
Other intangible assets	4,941	5,272
Property, plant, and equipment	5,097	7,769
Other	—	23

	11,230	14,935

Net deferred tax liability	$308	$2,246

The components of income before income taxes are as follows:

	2017	2016	2015
	(In Thousands)
United States	$54,032	$80,310	$106,709
Foreign	2,754	2,124	1,278
Income before income taxes	$56,786	$82,434	$107,987

The components of income tax expense are as follows:

	2017	2016	2015
	(In Thousands)
Current
Federal	$18,614	$24,730	$35,075
State	1,970	2,166	5,011
Foreign	697	443	290
Deferred	(1,938)	2,491	712

	$19,343	$29,830	$41,088

The reasons for the differences between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

	2017	2016	2015
	(In Thousands)
Statutory rate applied to income	$19,875	$28,852	$37,795
State income taxes, net of Federal tax benefit	1,164	1,536	3,315
U.S. Tax Reform—transition tax	591	—	—
U.S. Tax Reform—deferred tax measurement	(545)	—	—
Other	(1,742)	(558)	(22)

	$19,343	$29,830	$41,088

The Company, or one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2013 or subject to non-United States income tax examinations for years ended prior to 2011. The Company is currently under audit in the United States. Some audits may conclude in the next twelve months and the unrecognized tax benefits recorded in relation to the audits may differ from actual settlement amounts. It is not possible to estimate the effect, if any, of the amount of such change during the next twelve months to previously recorded uncertain tax positions in connection with the audits. However, the Company does not anticipate total unrecognized tax benefits will significantly change during the year due to the settlement of audits and the expiration of statutes of limitations.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2017	2016	2015
	(In Thousands)
Balance at beginning of year	$2,939	$3,915	$3,350
Additions based on tax positions related to the current year	879	523	659
Additions for tax positions of prior years	251	—	38
Reductions for tax positions for prior years	—	(233)	(42)
Reduction for lapse in statute of limitations	(1,106)	(1,263)	—
Settlements	(58)	(3)	(90)

Balance at end of year	$2,905	$2,939	$3,915

The amount of gross tax effected unrecognized tax benefits, including interest and penalties, as of December 31, 2017 and 2016 was approximately $3,093,000 and $3,147,000, respectively, of which approximately $2,333,000 and $1,941,000, respectively, if recognized, would affect the effective tax rate.

During the years ended December 31, 2017, 2016, and 2015, the Company paid interest and penalties of less than $1,000 in each year. The Company had approximately $188,000, $208,000, and $351,000 of accrued interest and penalties at December 31, 2017, 2016, and 2015, respectively. The Company recognizes potential interest and penalties related to unrecognized tax benefits as a component of income tax expense.

7. Employee Benefit Plans

The Company participates in the Parent Company’s defined benefit pension plans and defined contribution plans. The Company has selected the multiemployer approach to account for the defined benefit plans within the combined financial statements. As such, pension assets and obligations have been excluded from the combined balance sheets. The Company has not made a contribution to the plans in 2017, 2016, or 2015. For the years ended December 31, 2017, 2016, and 2015, the Parent Company allocated expenses related to employee benefits to the Company, which included the defined benefit pension plans, of $5,403,000, $4,981,000, and $5,232,000, respectively. These expenses are classified as selling, administrative, and other expenses in the combined statements of income and comprehensive income. Allocated expenses from the Parent Company are discussed further in the related party transactions footnote.

8. Acquisitions

The Company did not acquire any companies during the year ended December 31, 2017. The Company acquired several companies for approximately $131,958,000 and $22,413,000, net of cash acquired, during the years ended December 31, 2016 and 2015, respectively. Refer to the summary of significant accounting polices footnote for further discussion related to funding of acquisitions by the Parent Company.

For each acquisition, the Company allocated the purchase prices to the assets acquired and liabilities assumed based on their fair values as of their respective acquisition dates. The results of operations for the acquired companies were included in the Company’s combined statements of income and comprehensive income beginning on their respective acquisition dates. The Company recorded approximately $74,551,000 and $16,008,000 of goodwill and other intangible assets associated with the 2016 and 2015 acquisitions, respectively.

For the 2016 acquisitions, other intangible assets acquired consisted of customer relationships of $32,531,000, trademarks of $16,400,000, and non-compete agreements of $20,000, with weighted average amortization lives of 17, 35, and 5 years, respectively, for a total weighted average amortization life of 20 years. For the 2015 acquisitions, other intangible assets acquired consisted of customer relationships of $7,117,000 with weighted average amortization lives of 15 years.

Additional disclosures on the 2016 acquisition of The Safety Zone LLC are provided below.

The Safety Zone LLC

On June 1, 2016, the Company acquired The Safety Zone LLC (“Safety Zone”) for approximately $118,458,000, net of cash acquired. The acquisition was funded by the Parent Company as a direct payment to the seller and is included as a Parent Company contribution on the combined statements of net parent investment. Safety Zone, headquartered in Guilford, Connecticut, is a direct importer and distributor of supplies and devices for safety, janitorial, medical, food service and food processing applications. Safety Zone generates annual revenues of approximately $200,000,000 and its broad customer base of more than 2,300 distributors is served from eight distribution centers in the U.S. and one in Canada. The acquisition provides growth opportunities in existing and adjacent business lines.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

June 1, 2016
Trade accounts receivable	$19,355
Merchandise inventory	43,529
Prepaid expenses and other current assets	1,496
Property and equipment	1,190
Intangible assets	44,020

Total identifiable assets acquired	109,590
Current liabilities	(10,713)

Total liabilities assumed	(10,713)
Net identifiable assets acquired	98,877
Goodwill	19,581

Net assets acquired	$118,458

The acquired intangible assets of approximately $44,020,000 were assigned to customer relationships of $27,600,000, trademarks of $16,400,000, and non-compete agreements of $20,000, with weighted average amortization lives of 17, 35, and 5 years, respectively, for a total weighted average amortization life of 21 years.

The goodwill recognized as part of the acquisition is tax deductible and is attributable primarily to expected synergies and the assembled workforce of Safety Zone.

9. Related Party Transactions

The Company receives support from the Parent Company for certain corporate functions including, but not limited to, legal, human resources, finance and accounting, information technology services, purchasing, digital, and other corporate and infrastructure cost. Total allocated expenses, including the allocated expense for retirement plans, are classified as selling, administrative and other expenses in the combined statement of income and comprehensive income and amounted to approximately $19,900,000, $17,800,000, and $16,600,000 for the years ended December 31, 2017, 2016, and 2015, respectively. The allocation was calculated using a blended percentage of the Company’s portion of the Parent Company’s total net sales, operating profit, and assets.

The Company rents several locations from the Parent Company on a month-to-month basis. The Company recorded approximately $7,000,000, $6,900,000 and $6,900,000 of rental expense paid to the Parent Company which is classified as selling, administrative and other expenses in the combined statements of income and comprehensive income for each of the years ended December 31, 2017, 2016, and 2015.

The Parent Company utilizes a centralized approach to cash management and funded the Company’s operating activities. The balance of the Company’s cash that has been pooled with the Parent Company was approximately $41,218,000 and $35,301,000 as of December 31, 2017 and 2016, respectively, and is included in amounts due from the Parent Company and affiliates in the combined balance sheets.

An affiliate performed certain freight services for the Company for approximately $7,500,000, $6,600,000, and $6,200,000 for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had accrued expenses owed to the affiliates for approximately $786,000 and $795,000, respectively, which is included in accrued expenses due to affiliate on the combined balance sheets.

The Company had sales to affiliates for approximately $1,800,000, $700,000, and $500,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

The Company had outstanding notes payable to an affiliate classified as current on the combined balance sheets for approximately $6,161,000 and $5,770,000 as of December 31, 2017 and 2016, respectively. In addition to the outstanding notes payable, the Company had outstanding debt owed to an affiliate classified as long-term on the combined balance sheets totaling $365,000,000 as of December 31, 2017 and 2016, respectively.

10. Customer and Vendor Concentration

The Company had one customer within the SPR Core segment who represented approximately 19% of total revenues for each of the years ended December 31, 2017, 2016, and 2015. Accounts receivable from this customer totaled approximately $54,300,000 and $50,100,000 at December 31, 2017 and 2016, respectively.

The Company had one vendor who represented approximately 13%, 12%, and 12% of total purchases for the years ended December 31, 2017, 2016, and 2015, respectively. Accounts payable due to this vendor totaled approximately $10,900,000 and $10,800,000 at December 31, 2017 and 2016, respectively.

11. Segment Data

The Company’s reportable segments consist of SPR Core and SSE. Within the reportable segments, certain of the Company’s operating segments are aggregated since they have similar economic characteristics, products and services, type and class of customers, and distribution methods.

The Company’s SPR Core segment distributes a wide variety of office products, school and educational items, computer supplies, office furniture and technology products.

The Company’s SSE segment distributes safety products, gloves, breakroom and food service items, as well as janitorial and cleaning supplies.

Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses and interest expense. Approximately $2,882,000, $2,125,000, and $1,279,000 of income before income taxes was generated in jurisdictions outside the United States for the years ended December 31, 2017, 2016, and 2015, respectively.

For management purposes, net sales by segment include inter-segment sales. The line item “Other” represents the elimination of inter-segment sales, which is reported as a component of net sales in the Company’s combined statements of income and comprehensive income.

	2017	2016	2015
	(In Thousands)
Net sales:
SPR Core	$1,571,127	$1,636,979	$1,755,806
SSE	365,981	274,105	129,438
Other	(13,604)	(10,522)	(9,866)

Total net sales	$1,923,504	$1,900,562	$1,875,378

Income before income taxes:
SPR Core	$98,022	$125,227	$159,549
SSE	21,716	18,904	8,492
Interest expense, net	(19,703)	(19,756)	(19,702)
Corporate expense and other	(43,249)	(41,941)	(40,352)

Income before income taxes	$56,786	$82,434	$107,987

Assets:
SPR Core
SSE	618,470	643,183	526,632
Corporate	321,325	307,267	142,688
Total assets	83,595	112,991	242,518

	$1,023,390	$1,063,441	$911,838

Depreciation and amortization:
SPR Core	$3,822	$4,023	$3,854
SSE	6,838	5,654	3,507
Corporate	4,218	4,341	4,483

Total depreciation and amortization	$14,878	$14,018	$11,844

Capital expenditures:
SPR Core	$3,001	$6,488	$3,370
SSE	1,879	1,554	940
Corporate	1,304	1,860	5,623

Total capital expenditures	$6,184	$9,902	$9,933

Net sales:
United States	$1,882,434	$1,859,741	$1,836,392
Canada	54,674	51,343	48,852
Other	(13,604)	(10,522)	(9,866)

Total net sales	$1,923,504	$1,900,562	$1,875,378

ANNEX A

OPINION OF CITIGROUP GLOBAL MARKETS INC.

April 11, 2018

The Board of Directors

Essendant Inc.

One Parkway North Boulevard, Suite 100

Deerfield, Illinois 60015

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Essendant Inc. (“Essendant”) of the Aggregate Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Genuine Parts Company (“Genuine Parts”), Rhino SpinCo, Inc., a wholly owned subsidiary of Genuine Parts (“SpinCo”), Essendant and Elephant Merger Sub Corp., a direct wholly owned subsidiary of Essendant (“Merger Sub”), pursuant to which Essendant will acquire the wholesale office and business-related products distribution business of Genuine Parts and its subsidiaries (collectively, the “SpinCo Business”). As more fully described in the Merger Agreement, after giving effect to the Related Transactions (defined below), Merger Sub will be merged with and into SpinCo (the “Merger”) and the outstanding shares of the common stock, par value $0.01 per share, of SpinCo (“SpinCo Common Stock”) will be converted pursuant to the Merger into the right to receive an aggregate of 40,191,482 shares of the common stock, par value $0.10 per share, of Essendant (“Essendant Common Stock” and, such aggregate number of shares of Essendant Common Stock to be issued in the Merger, the “Aggregate Merger Consideration”).

We understand that, pursuant to or as contemplated by the Merger Agreement and a Separation Agreement (the “Separation Agreement” and, together with the Merger Agreement, the “Agreements”) proposed to be entered into between Genuine Parts and SpinCo, (i) prior to consummation of the Merger, Genuine Parts will effect an internal reorganization pursuant to which, among other things, certain of the assets held, owned or used by Genuine Parts and its subsidiaries to conduct the SpinCo Business will be transferred to, and certain liabilities associated with the SpinCo Business will be assumed by, SpinCo and its subsidiaries and, pursuant to such internal reorganization, a newly-formed holding company for the SpinCo Business will issue preferred stock in an aggregate principal amount not to exceed $5 million to a third party (such reorganization and issuance, together with the other reorganization steps contemplated by the Separation Agreement, the “Internal Reorganization”), (ii) immediately prior to or concurrently with the Internal Reorganization, SpinCo will undertake certain debt financings (the “Financings”), (iii) in connection with the Internal Reorganization and after receipt of the proceeds from the Financings, SpinCo will make a cash payment to Genuine Parts in the amount of $346,729,011 (subject to certain adjustments) as specified in the Separation Agreement (the “SpinCo Special Cash Payment”) and will issue to Genuine Parts additional shares of SpinCo Common Stock, and (iv) concurrently with or following the consummation of the Internal Reorganization and the SpinCo Special Cash Payment and prior to consummation of the Merger, all of the outstanding shares of SpinCo Common Stock will be distributed by Genuine Parts to holders of the common stock of Genuine Parts through a pro rata dividend (such distribution, together with the Internal Reorganization, the Financings, the SpinCo Special Cash Payment and the other transactions contemplated by the Agreements (other than the Merger), the “Related Transactions”). We also have been advised that, in connection with the Merger and the Related Transactions, certain transition services, tax and real estate lease agreements and arrangements will be entered into among Genuine Parts, SpinCo, Essendant and/or certain of their respective subsidiaries (such agreements, the “Related Agreements”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreements and the Related Agreements.

In arriving at our opinion, we reviewed drafts, each dated April 11, 2018, of the Agreements and held discussions with certain senior officers, directors and other representatives of Essendant and certain senior officers and other

The Board of Directors

Essendant Inc.

April 11, 2018

representatives of Genuine Parts and the SpinCo Business concerning the SpinCo Business (including its operations and prospects) and the businesses, operations and prospects of Essendant. We reviewed certain publicly available and other business and financial information relating to the SpinCo Business and Essendant provided to or discussed with us by the managements of Essendant, Genuine Parts and the SpinCo Business, including certain financial forecasts and other information and data relating to the SpinCo Business provided to or discussed with us by the managements of Genuine Parts and the SpinCo Business (including as to tax matters and as adjusted and approved by the management of Essendant), certain financial forecasts and other information and data relating to Essendant (including as to tax matters) provided to or discussed with us by the management of Essendant, and certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the management of Essendant to result from the Merger and the Related Transactions. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices of Essendant Common Stock; the financial condition and certain historical and projected financial and operating data of the SpinCo Business and Essendant; and the capitalization of SpinCo and Essendant. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of the SpinCo Business and Essendant. We also evaluated certain potential pro forma financial effects of the Merger and the Related Transactions relative to Essendant on a standalone basis utilizing the financial forecasts and other information and data relating to the SpinCo Business and Essendant and the potential strategic implications and financial and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of Essendant, Genuine Parts and the SpinCo Business that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have assumed, at your direction, that there have been no changes in the assets, liabilities, financial condition, results of operations, businesses or prospects of the SpinCo Business since the dates on which the most recent audited and unaudited financial statements or other information (financial or otherwise) relating to the SpinCo Business were made available to us that would be meaningful in any respect to our analyses or opinion. We also have assumed, at your direction, that, when delivered as contemplated by the Merger Agreement, additional audited and interim unaudited combined financial statements relating to the SpinCo Business will not reflect any information that would be meaningful in any respect to our analyses or opinion. With respect to the financial forecasts and other information and data relating to the SpinCo Business and Essendant that we have been directed to utilize in our analyses, including, without limitation, as to the adjustments to the financial forecasts and other information and data relating to the SpinCo Business, tax matters and potential strategic implications and financial and operational benefits expected by the management of Essendant to result from the Merger and the Related Transactions, we have been advised by the managements of Essendant, Genuine Parts and the SpinCo Business, as the case may be, and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Essendant, Genuine Parts and the SpinCo Business as to, and are a reasonable basis upon which to evaluate, the future financial performance of the SpinCo Business and Essendant, such tax matters and the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the management of Essendant to result from, and other potential pro forma financial effects of, the Merger and the Related Transactions and the other

The Board of Directors

Essendant Inc.

April 11, 2018

matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits expected to result from the Merger and the Related Transactions, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have relied, at your direction, upon the assessments of the managements of Essendant, Genuine Parts and the SpinCo Business, as the case may be, as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and the assets, liabilities and financial and other terms involved, (ii) the current and projected working capital and capitalization of SpinCo, Essendant and the pro forma combined company (including, without limitation, as to equity awards and the conversion and dilutive impact of such awards), (iii) the potential impact on the SpinCo Business and Essendant of certain market, competitive, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the wholesale office products distribution industry, (iv) the potential impact on Essendant of its cost reduction activities, including the nature of such activities and the timing and amounts involved, (v) existing and future contracts, relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships of the SpinCo Business and Essendant, and (vi) the ability to integrate the operations of Essendant and the SpinCo Business. We have assumed, with your consent, that there will be no developments with respect to any such matters (including, without limitation, any capital structure adjustments, whether relating to the number of fully diluted shares of Essendant Common Stock or SpinCo Common Stock, on a standalone or combined basis, as of the effective time of the Merger or otherwise) that would have an adverse effect on SpinCo (including the SpinCo Business), Essendant, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have evaluated SpinCo (including the SpinCo Business) and the Merger for purposes of our analyses and opinion after giving effect to the Related Transactions. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of SpinCo (including the SpinCo Business), Essendant or any other business or entity and we have not made any physical inspection of the properties or assets of SpinCo (including the SpinCo Business), Essendant or any other business or entity. We have not evaluated the solvency or fair value of SpinCo (including the SpinCo Business), Essendant or any other business or entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions or investigations. We have assumed, with your consent, that the Merger and the Related Transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger and the Related Transactions, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on SpinCo (including the SpinCo Business), Essendant, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Merger and the Related Transactions will qualify, as applicable, for the intended tax treatment contemplated by the Agreements and the Related Agreements. Our opinion, as set forth herein, relates to the relative values of SpinCo (including the SpinCo Business) and Essendant. We are not expressing any view or opinion as to the actual value of Essendant

The Board of Directors

Essendant Inc.

April 11, 2018

Common Stock or any other securities when issued or distributed or the prices at which Essendant Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger and the Related Transactions. We have assumed, with your consent, that SpinCo will retain or acquire all assets, properties and rights necessary for the operations of the SpinCo Business, that appropriate reserves, indemnification arrangements or other provisions have been or will be made with respect to liabilities of or relating to SpinCo (including the SpinCo Business), and that neither SpinCo nor Essendant will directly or indirectly assume or incur any liabilities that are contemplated to be excluded as a result of the Merger, the Related Transactions or otherwise. Representatives of Essendant have advised us, and we further have assumed, that the final terms of the Agreements will not vary materially from those set forth in the drafts reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Merger, the Related Transactions or otherwise or changes in, or the impact of, tax laws, regulations and governmental and legislative policies on SpinCo (including the SpinCo Business), Essendant, the Merger or the Related Transactions (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Essendant as to such matters.

Our opinion does not address any terms (other than the Aggregate Merger Consideration to the extent expressly specified herein), aspects or implications of the Merger or the Related Transactions, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of any Related Transactions, or any terms, aspects or implications of any Related Agreements or any indemnification or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, the Related Transactions or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Essendant to effect or enter into the Merger or any Related Transactions, the relative merits of the Merger or any Related Transactions as compared to any alternative business strategies that might exist for Essendant or the effect of any other transaction which Essendant might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Merger or the Related Transactions, or any class of such persons, relative to the Aggregate Merger Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industry in which the SpinCo Business and Essendant operate, have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on SpinCo or Essendant (or their respective businesses) or the Merger or the Related Transactions (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to Essendant in connection with the proposed Merger and the Related Transactions and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In addition, Essendant has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, at Essendant’s request, we and certain of our affiliates expect to participate in certain financings to be undertaken in connection with the Merger and the Related Transactions, for which services we and such affiliates would receive compensation, including acting as joint lead arranger, joint bookrunning manager and sole syndication agent for, and as a lender under, certain credit facilities of SpinCo and an affiliate of Essendant. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Essendant and its affiliates unrelated to the proposed Merger and the

The Board of Directors

Essendant Inc.

April 11, 2018

Related Transactions, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as financial advisor to Essendant in connection with certain strategic advisory matters. Although we and our affiliates have not provided investment banking, commercial banking or other similar financial services to Genuine Parts in the past two years for which we and our affiliates received compensation, we and our affiliates in the future may provide investment banking, commercial banking and other similar financial services to Genuine Parts, SpinCo and/or their respective affiliates for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Essendant, Genuine Parts, SpinCo and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Essendant, Genuine Parts, SpinCo and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Essendant (in its capacity as such) in its evaluation of the proposed Merger. Our opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Merger, any Related Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Essendant.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

ANNEX B

United States

Securities and Exchange Commission

Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 0-10653

ESSENDANT INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3141189
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Parkway North Boulevard

Suite 100

Deerfield, Illinois 60015-2559

(847) 627-7000

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s

Principal Executive Offices)

(Title of Class)	Name of Exchange on which registered:
Securities registered pursuant to Section 12(b) of the Act: Common Stock, $0.10 par value per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 and Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of Essendant Inc. held by non-affiliates as of June 30, 2017 was approximately $0.55 billion.

On February 16, 2018, Essendant Inc. had 37,706,376 shares of common stock outstanding.

Documents Incorporated by Reference:

Certain portions of Essendant Inc.’s definitive Proxy Statement relating to its 2018 Annual Meeting of Stockholders, to be filed within 120 days after the end of Essendant Inc.’s fiscal year, are incorporated by reference into Part III.

ESSENDANT INC.

FORM 10-K

For The Year Ended December 31, 2017

PART I

ITEM 1. BUSINESS.

General

Essendant Inc. is a leading national distributor of workplace items including janitorial, foodservice and breakroom supplies (JanSan), technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel. Except where otherwise noted, the terms “Essendant” and “the Company” refer to Essendant Inc. and its consolidated subsidiaries. The parent holding company, Essendant Inc. (ESND), was incorporated in 1981 in Delaware. ESND’s only direct wholly owned subsidiary and principal operating company is Essendant Co. (ECO) incorporated in 1922 in Illinois. Essendant has one reportable segment and operates principally within the United States, with additional operations in Canada, Dubai, United Arab Emirates (“UAE”) and Hong Kong.

Essendant powers the potential of the Company’s customers through smarter operations, business growth and category expansion, leveraging the Company’s product portfolio, fulfillment network and industry specific sales, marketing and digital expertise.

Essendant experienced significant sales declines in 2017, which were largely unanticipated and outpaced the Company’s ability to align its cost base. As a result, the Company is taking actions to create value and sharpen its focus on three strategic drivers:

1) Improve efficiency across the distribution network and reduce the cost base

•	Reengineer inbound freight operations by opening freight consolidation centers in select locations that will reduce costs across the supply chain and improve distribution center efficiency
•	Align the distribution network footprint with sales volumes to streamline costs while maintaining high service levels
•	Implement targeted cost improvements

2) Accelerate sales performance in key channels

•	Partner with independent resellers who are well positioned to grow
•	Align resources around channels that provide growth opportunities, including customers in e-commerce, JanSan, vertical markets, industrial, and automotive

3) Advance supplier partnerships that leverage Essendant’s network and capabilities

•	Collaborate with suppliers to create more value utilizing Essendant’s nationwide distribution network, drop-ship capabilities, and next-day delivery proposition
•	Continue to refine the Company’s product assortment and ongoing rollout of the preferred supplier program

Broad and Diverse Product Portfolio

Essendant provides access to over 170,000 products and is a leading national distributor in the following product categories:

JanSan. This product category includes janitorial and sanitation supplies, breakroom items, foodservice consumables, safety and security items, and paper and packaging supplies. This product category provided 26.3% of net sales in 2017.

Technology Products. Included in this category are computer accessories and computer hardware items such as printers and other peripherals, imaging supplies and data storage. The technology product category generated 24.1% of the Company’s 2017 consolidated net sales.

Traditional Office Products. The traditional office products category includes products such as writing instruments, business machines, filing and record storage products, presentation products, shipping and mailing supplies, calendars and general office accessories. This product category contributed 14.8% of net sales during 2017.

Industrial Supplies. Included in this category are various industrial MRO (maintenance, repair and operations) items, hand and power tools, safety and security supplies, janitorial equipment, oilfield and welding supplies. In 2017, the industrial product category accounted for 11.7% of the Company’s net sales.

Cut Sheet Paper Products. Essendant provides access to a broad range of cut sheet paper products including copy paper with a wide assortment of styles and types. In 2017, the cut sheet paper product category accounted for 8.2% of the Company’s net sales.

Automotive Products. The Company has a broad portfolio of automotive aftermarket tools and equipment. In 2017, this product category accounted for 6.5% of the Company’s net sales.

Office Furniture. This product category includes desks, filing and storage solutions, seating and systems furniture, along with a variety of specialized products for niche markets such as education, government, healthcare and professional services. This product category represented 5.3% of net sales for the year.

The remainder of the Company’s consolidated net sales came from freight, other services and advertising.

Essendant brand products within each of the Company’s product categories help resellers provide quality value-priced items to their customers. These include Universal® office products, Boardwalk® janitorial, foodservice and breakroom products, Alera® office furniture, Innovera® technology products, Windsoft® paper products, and Anchor Brand® and Best Welds® welding, industrial, safety and oil field pipeline products. Essendant also offers the following automotive brand products: Finish Pro™, Painters Pride®, Quipall®, Nesco®, Performance 1®, Advanced Tool Design or “ATD”, and AIM. During 2017, Essendant brand products accounted for approximately 16.4% of Essendant’s net sales.

Extensive Fulfillment and Distribution Network

Essendant’s fulfillment and distribution network enables the Company to ship most products on an overnight basis to more than 90% of the U.S. with an average line-item order fill rate of approximately 97%.

The Company has a network of 70 distribution centers in the U.S., Canada and Dubai. In the U.S., Essendant has 64 distribution centers spread across the nation to facilitate next-day delivery, including delivery via the Company’s dedicated fleet of approximately 480 trucks. This enables Essendant to make direct deliveries to resellers from regional distribution centers and local distribution points. In 2018, the Company plans to reengineer the inbound freight operations through the use of freight consolidation centers and align the network distribution footprint with sales volumes to streamline costs. This will result in a decrease in distribution centers in 2018 and future years compared to 2017.

In addition to providing a broad product selection that allows resellers to offer products to their customers that they do not physically stock, the company also offers “Wrap and Label” and “Drop-Ship” programs. “Wrap and Label” gives resellers the option to receive individually packaged orders ready to be delivered to their end consumers. For example, when a reseller places orders for several individual consumers, Essendant can pick and pack the items separately, placing a label on each package with the consumer’s name, ready for delivery to the end consumer by the reseller. Resellers benefit from the “Wrap and Label” program because it eliminates the need to break down bulk shipments and repackage orders before delivering them to consumers. The “Drop-Ship” program allows resellers to have products delivered directly to their customers without stocking the products themselves. Resellers benefit from “Drop-Ship” as they are able to sell products to their customers without having to expend capital to maintain inventory and increase their market area.

Sales, Marketing, Digital and Strategic Services

Essendant’s sales, marketing and digital services, including customer care capabilities, are key to its position as a value-add distributor. Essendant provides its resellers a variety of digital tools to enhance their ability to compete online. These tools include digitized product content, digital analytics, and marketing and merchandising tools to drive the performance of resellers’ websites. An important component of the value proposition is that the Company produces integrated print and digital tools in return for a deeper commercial relationship with its resellers.

Customers

Essendant serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel. The Company also operates e-commerce businesses that sell tools, equipment and other items online to the consumer market. Essendant’s domestic operations generated approximately $4.9 billion of its $5.0 billion in 2017 consolidated net sales, with its international operations contributing an additional $0.1 billion to 2017 net sales.

The Company defines its sales channels as independent resellers, which accounted for 80% of consolidated net sales in 2017 compared to 77% in 2016, e-commerce, which accounted for 15% of consolidated net sales in 2017 compared to 14% in 2016, and national resellers, which accounted for 5% of consolidated net sales in 2017 compared to 9% in 2016. During 2017, the Company refined the channel definitions of its customers to more appropriately align with business changes. One independent reseller customer, W.B. Mason Co., Inc., accounted for approximately 12% of the Company’s 2017 consolidated net sales. No other single customer accounted for more than 10% of 2017 consolidated net sales.

Purchasing and Merchandising Strategy

As a leading distributor of workplace items, Essendant leverages its broad product selection as a key merchandising strategy. Based on purchasing volume, Essendant receives substantial supplier allowances and can realize significant economies of scale in its logistics and distribution activities. Product selection is based on three factors: end-consumer acceptance; anticipated demand for the product; and the manufacturer’s total service, price and product quality. In 2017, the Company’s largest supplier was Hewlett-Packard Company, which represented approximately 19% of the Company’s total purchases.

Competition

The markets in which the Company participates are highly competitive. The Company competes with other distributors, e-commerce businesses, manufacturers of the products the Company sells, buying groups, national resellers and warehouse clubs. These competitors also sell and provide the same, or similar products and services that Essendant provides. Essendant competes primarily on the basis of diversity of category and product lines, availability of products, nationwide next day delivery, product affordability, and the quality of industry specific sales, marketing and digital expertise.

Employees

As of January 31, 2018, Essendant employed approximately 6,400 associates worldwide, with 6,200 employees located in the United States.

Approximately 590 of the shipping, warehouse and maintenance associates at certain of the Company’s Baltimore, Los Angeles and New Jersey distribution centers are covered by collective bargaining agreements. The bargaining agreements covering the associates in Baltimore, Los Angeles and New Jersey are scheduled to expire in April 2018, August 2018 and April 2020, respectively.

Executive Officers Of The Registrant

The executive officers of the Company are as follows:

Name, Age and Position with the Company	Business Experience
Richard Phillips 47, President, Chief Executive Officer	Richard Phillips was elected to the Executive Committee of the Board of Directors and named President and Chief Executive Officer (“CEO”) in October 2017. This appointment followed being the Interim President and CEO since June 2017. Mr. Phillips joined the Company in January 2013 as President of Online and New Channels and was named President, ORS Nasco in November 2015. He was named Group President, Industrial in August 2016, where he added responsibility for the Company’s automotive and e-commerce businesses. Prior to joining Essendant, Mr. Phillips spent 14 years at McKinsey & Company, where he was elected Partner in 2005 and worked with global clients in a number of industries, with a functional emphasis in strategy, commercial performance and operations. He previously spent six years at Baxter Healthcare in various finance and sales roles. Mr. Phillips earned a B.S. degree in Finance from Indiana University and a Masters of Management degree, with distinction, from the Kellogg Business School at Northwestern University.

Kirk Armstrong 53, Senior Vice President, Distribution Operations and Logistics	Kirk Armstrong has served as the Company’s Senior Vice President, Distribution Operations and Logistics since 2011. From 2003 until 2011, he served as Vice President of Operations for the East Region. Prior to joining Essendant, Mr. Armstrong spent 13 years at W.W. Grainger, lastly serving as Regional Vice President, Distribution Operations.

Harry Dochelli 58, President, Office and Facilities	Harry Dochelli was named as the Company’s President, Office and Facilities in August 2016. From 2013 to 2016, Mr. Dochelli served as Vice President, Independent Dealer Channels Sales and Senior Vice President, Sales and Customer Care. Prior to joining Essendant, Mr. Dochelli held multiple roles over five years with Lawson Products, most recently serving as Executive Vice President and Chief Operating Officer. Prior to joining Lawson Products, Mr. Dochelli spent more than 20 years in various management positions in sales and operations at Boise Cascade Corporation (now known as Office Depot, Inc.), most recently serving as Executive Vice President of North America Contract Sales. In October 2016, Mr. Dochelli was elected to the International Sanitary Supply Association Board (“ISSA”), as a Distributor Director for a three-year term.

Keith Dougherty 47, Senior Vice President, Merchandising, Inventory and Pricing	Keith Dougherty joined Essendant in August 2016 as Senior Vice President, Merchandising, Inventory and Pricing. Before joining Essendant, Mr. Dougherty served in various roles during a 17 year tenure with US Foods, a foodservice distributor, most recently as Senior Vice President, Category Management, Indirect Spend and National Accounts from 2013 to 2016. Prior to US Foods, Mr. Dougherty spent seven years with the investment banks Smith Barney and Salomon Brothers.

Christopher Kempa 48, Group President, Industrial	Christopher Kempa was named Group President, Industrial in June 2017. From 2015 to 2017, Mr. Kempa served as the Senior Vice President, Merchandising. Prior to joining Essendant, Mr. Kempa spent 21 years with Grainger, Inc., a supplier of maintainence, repair and operations supplies. Mr. Kempa held leadership roles within sales, distribution, enterprise systems, merchandising, global supply chain and operating several International businesses, including as Vice President, Global Sourcing and Export from 2014 to 2015 and as Vice President and General Manager, Global Exports and Central America from 2012 to 2013.

Name, Age and Position with the Company	Business Experience

Brendan McKeough 51, Senior Vice President, General Counsel and Secretary	Brendan McKeough was named Senior Vice President, General Counsel and Secretary in March 2017. He was named the Company’s Deputy General Counsel in April 2013 after joining Essendant as Assistant General Counsel in 2003. Mr. McKeough was with Sears, Roebuck and Co., where he held the positions of Assistant General Counsel from 1999 to 2003 and Senior Counsel from 1997 to 1999.

Elizabeth Meloy 40, Senior Vice President, Strategy and Corporate Development	Elizabeth Meloy was named Senior Vice President of Strategy & Corporate Development in August 2016. She joined Essendant in 2013 and served as Vice President of Strategy & Corporate Development as well as Director of Corporate Development. Prior to joining Essendant, Ms. Meloy had a career in investment banking. She reached the role of Executive Director at UBS, where she was employed from 2005 to 2013.

Carole Tomko 63, Senior Vice President, Chief Human Resources Officer	Carole Tomko has served as the Company’s Senior Vice President, Chief Human Resources Officer since 2014. Before joining Essendant, Ms. Tomko was a partner in an executive search and human resources consulting firm from 2004 to 2014. Prior to launching her consulting practice, Ms. Tomko held the role of Senior Vice President, Human Resources for Cardinal Health where she led the function for nine years. Additionally, Ms. Tomko has held Human Resources leadership positions for The Chemlawn Corporation, The Standard Register Company and Federated Department Stores. Ms. Tomko has also served in leadership positions on several non-profit boards over the last twenty years.

Janet Zelenka 59, Senior Vice President, Chief Financial Officer and Chief Information Officer	Janet Zelenka was named Senior Vice President and Chief Financial Officer (“CFO”) in May 2017. Ms. Zelenka also currently serves as the Company’s Chief Information Officer (“CIO”). Ms. Zelenka joined Essendant in 2006 and has held leadership positions in business integration, finance and pricing. Before joining Essendant, she held a variety of executive positions at SBC/Ameritech (now AT&T), including Chief Financial Officer of the IT division and Vice President of IT, as well as leadership roles in several areas including customer care, operations, financial planning/analytics, activity-based management, and internal audit. Ms. Zelenka has also served as President of the Essendant Charitable Foundation since January 2016.

Executive officers are elected by the Board of Directors. Except as required by individual employment agreements between executive officers and the Company, there exists no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was elected. Each executive officer serves until his or her successor is appointed and qualified or until his or her earlier removal or resignation.

Availability of the Company’s Reports

The Company’s principal website address is www.Essendant.com. This site provides Essendant’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments and exhibits to those reports filed or furnished under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) for free as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). In addition, copies of these filings (excluding exhibits) may be requested at no cost by contacting the Investor Relations Department:

Essendant Inc.

Attn: Investor Relations Department

One Parkway North Boulevard

Suite 100

Deerfield, IL 60015-2559

Telephone: (847) 627-7000

E-mail: IR@essendant.com

ITEM 1A. RISK	FACTORS.

Any of the risks described below could have a material adverse effect on the Company’s results of operations and financial condition. These risks are not the only risks facing Essendant; the Company’s business operations could also be materially adversely affected by risks and uncertainties that are not presently known to Essendant or that Essendant currently deems immaterial.

Several market dynamics are impacting Essendant’s customers that have and may continue to adversely impact the Company’s sales.

The Company is operating in a challenging environment, with many market dynamics impacting the Company and its customers. Sales risks facing the Company include the following:

•

A significant percentage of the Company’s annual sales are to a relatively small number of customers. For example, in 2017, Essendant’s largest customer accounted for approximately 12% of net sales, while Essendant’s five and twenty largest customers accounted for approximately 25% and 36% of net sales, respectively. The loss of these customers, or a material reduction in sales to these customers, would have a material adverse effect on the Company’s results of operations and financial condition.

•

The Company’s sales to independent resellers account for a significant portion of the Company’s net sales. In 2017, sales to the five largest independent reseller customers comprised 22% of total net sales, while the twenty largest independent reseller customers comprised 29% of total net sales.

•

The challenging market dynamics in the industry have led to increased consolidation, conversion and acquisition of independent office products resellers and increased sales by the Company’s suppliers directly to the Company’s customers. For example, in recent years, several of Essendant’s current and potential customers were involved in business combinations. Following business combinations, the surviving companies often review their supply chain and sourcing options, which can result in the companies altering their sourcing relationships or seeking to modify terms with their vendors.

•

Customers have an increasing ability to purchase goods direct from the manufacturers, and may choose to do so if they believe they can get a lower price or faster delivery, or to diversify their suppliers. A number of the Company’s suppliers have decreased their minimum order sizes, making it more economical for smaller resellers, such as independent dealers, to buy products directly. If customers continue to increase purchases from manufacturers and decrease their purchases from Essendant, the Company’s results of operations and financial condition will be adversely affected.

•

E-commerce businesses, as well as the online branches of brick-and-mortar warehouse clubs and big box stores, have increased their competitive presence both at the wholesale and retail levels. This increased competition from e-commerce businesses has put competitive pressure on Essendant. If customers continue to increase purchases from online retailers and decrease their purchases from Essendant, the Company’s results of operations and financial condition will be adversely affected.

•

Many of the Company’s independent resellers use third party technology vendors (“3PVs”) to automate the exchange of information between the Company and independent resellers, such as purchase orders, order confirmations, stock availability checks, invoices, and advanced shipping notices. If Essendant is unable to transact business with its customers through one or more 3PVs on terms that are acceptable to Essendant, or if a 3PV fails to provide quality services to Essendant’s customers, Essendant’s results of operations and financial condition could be adversely affected.

•

The Company’s customers may be able to reduce or terminate their purchases from the Company on little or no notice. The loss of customers has and is expected to continue to adversely impact the Company’s sales, and reduced revenue results in the deleveraging of the Company’s cost base. If these trends continue and the Company is not able to replace these sales declines, the Company’s results of operations and financial condition will be negatively impacted.

Price transparency, customer consolidation, and changes in product sales mix may result in lower margins.

The Company faces price and margin pressure due to a number of factors, including:

•	Increased price transparency, driven by online resellers;
•	Customer consolidation resulting in some customers increasing their buying power and seeking economic concessions from the Company;

•	Shift in customer sales mix from higher to lower margin channels;
•	Shift in product category sales mix to a larger share of lower margin categories;
•	Secular decline in office products categories leading to unfavorable product mix; and
•	Supplier consolidation.

If Essendant is unable to grow sales to existing and new customers, increase sales of higher margin products and reduce expenses, the Company’s results of operations and financial condition will continue to be adversely affected.

Essendant’s reliance on supplier allowances and promotional incentives could impact profitability.

Supplier allowances and promotional incentives, which are based on Essendant’s product purchases, contribute significantly to the Company’s gross margin and profitability. If Essendant does not comply with suppliers’ terms and conditions, maintain a mix of purchases focused on products with higher allowances, achieve specified purchase volume hurdles, or if suppliers change allowance programs, the Company will experience a reduction in allowances and promotional incentives. For example, in 2017, the Company experienced sales declines and the Company lowered inventory purchases. As a result, the Company earned lower supplier allowances which contributed to a lower gross margin compared to 2016. The loss or diminution of supplier allowances and promotional support could have an adverse effect on the Company’s results of operations and financial condition.

Essendant is exposed to the credit risk of its customers.

Essendant extends credit to its customers. The failure of a significant customer or a significant group of customers to timely pay all amounts due to Essendant could have a material adverse effect on the Company’s results of operations and financial condition. The Company’s trade receivables are generally unsecured or subordinated to other lenders, and many of the Company’s customers are highly leveraged. The extension of credit involves considerable judgment and is based on management’s evaluation of a variety of factors, including customers’ financial condition and payment history, the availability of collateral to secure customers’ receivables, and customers’ prospects for maintaining or increasing their sales revenues. There can be no assurance that Essendant has assessed and will continue to assess the creditworthiness of its existing or future customers accurately.

For example, as of December 31, 2016, the Company recognized a $13.3 million allowance on prepaid rebates and receivables from one customer. The Company continues to sell and extend trade credit to this customer. As of December 31, 2017, the Company had further exposure to this customer related to continuing activity totaling approximately $17.1 million.

Essendant is engaged in substantial cost reduction activities that may impair the Company’s results of operations and financial condition.

Essendant is engaged in substantial cost reduction activities. These activities include distribution facility consolidations and workforce reductions, moving to a consolidation center model for inbound freight, refining the product assortment and other steps aimed at aligning its cost base with the current sales volume. These activities could disrupt Essendant’s relationships with customers and suppliers which may result in declines in the Company’s results of operations and financial condition. At the same time, cost reduction activities may not sufficiently align the cost base with current or future sales.

Essendant operates in a changing competitive environment.

The Company operates in a competitive and changing environment. Historically, the Company has competed with other wholesale distributors, manufacturers of the products the Company sells, warehouse clubs, buying groups and the business-to-business sales divisions of national business products resellers. The Company is also increasingly competing with e-commerce businesses that are selling both to resellers and directly to end customers, putting price and margin pressures on the Company. If the Company is unable to compete effectively with e-commerce businesses and others in a changing market, or if it is unable to offer competitive pricing to help customers compete with e-commerce businesses at the retail level, the Company’s results of operations and financial condition will be adversely affected.

Supply chain disruptions or changes in key suppliers’ distribution strategies could decrease Essendant’s revenues and profitability.

Essendant believes its ability to offer a combination of well-known brand name products, competitively priced Essendant brand products, and support services is an important factor in attracting and retaining customers. The Company’s ability to offer a wide range of products and services is dependent on obtaining adequate product supply and services from manufacturers or other suppliers. The Company has several large suppliers, for example, the Hewlett Packard Company, which represented approximately 19% of the Company’s total purchases in 2017. Essendant’s agreements with its suppliers are generally terminable by either party on limited notice. The loss of, or a substantial decrease in, the availability of products or services from key suppliers at competitive prices could cause the Company’s revenues and profitability to decrease. In addition, supply interruptions could arise due to transportation disruptions, labor disputes or other factors beyond Essendant’s control. Disruptions in Essendant’s supply chain could result in a decrease in the Company’s results of operations and financial condition.

Some manufacturers refuse to sell their products to distributors like Essendant. Other manufacturers only allow Essendant to sell their products to specified customers. If changes in key suppliers’ distribution strategies or practices reduce the breadth of products the Company is able to purchase or the number of customers to whom Essendant can sell products, the Company’s results of operations and financial condition could be adversely affected.

Demand for office products is expected to continue to decline.

The overall demand for certain office products has weakened and is expected to continue to decline as consumers increasingly create, share, and store documents electronically, without printing or filing them. Furthermore, many of the products that have experienced increased demand in recent years have lower margins than the products for which demand has declined. If demand continues to decline and Essendant is unable to offset lower aggregate demand by increasing market share for these products, finding new markets for these products, increasing sales of products in other product categories, and reducing expenses, the Company’s results of operations and financial condition may be adversely affected.

Essendant may experience financial cycles related to broad economic factors due to secular consumer demand, recession or other events.

Sales of Essendant’s products have been affected by secular market pressures and are subject to cyclical fluctuations of material economic factors. Cyclical effects have been particularly notable in industrial and automotive product categories. For example, in 2015, challenges in the oil and gas industries impacted the Company’s oilfield and welding sectors within its Industrial business, and these industries have not yet fully recovered. Cyclical changes in demand for the products the Company sells have affected and could continue to detrimentally affect the Company’s results of operations and financial condition.

Essendant may not be successful in implementing strategic drivers.

The Company is undertaking three key drivers, including; improving efficiency across the distribution network and reducing the cost base, accelerating sales performance in key channels and advancing supplier partnerships that leverage the Company’s network and capabilities. If Essendant is unable to efficiently, effectively and timely implement these objectives, the Company could experience diminished operating results as a result of the diversion of management’s time, attention and resources from managing the Company’s continuing operations, the incurrence of additional costs in connection with the program, disruption to customers and suppliers, or other factors. In addition, the initiatives the Company implements in connection with these objectives could disrupt Essendant’s relationships with customers and suppliers.

Essendant must manage inventory effectively while minimizing excess and obsolete inventory.

To maximize supplier allowances and minimize excess and obsolete inventory, Essendant must project end-consumer demand for approximately 170,000 items. If Essendant underestimates demand for a particular manufacturer’s products, the Company will lose sales, reduce customer satisfaction, and earn a lower level of allowances from that manufacturer. If Essendant overestimates demand, it may have to liquidate excess or obsolete inventory at a price that would produce a lower margin, no margin, or a loss. In addition, Essendant sources some of its private brand products overseas, resulting in longer order-lead times than for comparable products sourced domestically. These longer lead-times make it more difficult to forecast demand accurately and require larger inventory investments to support high service levels.

Essendant may not be successful in identifying or consummating future acquisitions.

Historically, part of Essendant’s growth and expansion into new product categories or markets has come from targeted acquisitions. Essendant may not be able to identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms. In addition, some of the Company’s acquisitions have included foreign operations, and future acquisitions or other strategic alternatives may increase Essendant’s international presence. International operations present a variety of unique risks, including the costs and difficulties of managing foreign enterprises, limitations on the repatriation and investment of funds, currency fluctuations, cultural differences that affect customer preferences and business practices, and unstable political or economic conditions.

The Company relies heavily on the ability to recruit, retain, and develop high-performing managers and the lack of execution in these areas could harm the Company’s ability to carry out its business strategy.

Essendant’s ability to implement its business strategy depends largely on the efforts, skills, abilities, and judgment of the Company’s executive management team. Essendant’s success also depends to a significant degree on its ability to recruit and retain sales and marketing, operations and other senior managers. Historically, the Company’s incentive compensation plans have paid out substantially below target. Compensation arrangements, such as the Company’s management incentive plans, long-term incentive plans, and other compensatory arrangements, may not be successful in retaining and motivating existing employees and attracting new employees or the Company may need to take more costly actions to attract and retain the talent needed to lead the Company’s strategies.

The Company is subject to costs and risks associated with laws, regulations, and industry standards affecting Essendant’s business.

Essendant is subject to a wide range of state, federal, and foreign laws and industry standards, including laws and standards regarding labor and employment, government contracting, product liability, storage and transportation of hazardous materials, privacy and data security, imports and exports, tax, antitrust and intellectual property, as well as laws relating to the Company’s international operations, including the Foreign Corrupt Practices Act and foreign tax laws. These laws, regulations, and standards may change, sometimes significantly, as a result of political or economic events. The complex legal and regulatory environment exposes Essendant to compliance and litigation costs and risks that could materially affect Essendant’s results of operations and financial condition.

A significant disruption or failure of the Company’s information technology systems could disrupt Essendant’s business, result in increased costs and decreased revenues, harm the Company’s reputation, and expose the Company to liability.

The Company relies on information technology in all aspects of its business, including managing and replenishing inventory, filling and shipping customer orders, and coordinating sales and marketing activities. The Company regularly refreshes, enhances and adds information technology systems and infrastructure, and any of those changes create a possibility for disruption or failure of the Company’s existing information technology, which could put the Company at a competitive disadvantage and could adversely affect the Company’s results of operations and financial condition. Additionally, further efforts to align portions of its business on common platforms, systems and processes could result in unforeseen interruptions, increased costs, decreased revenues, diminished Company reputation to its customers and suppliers, increased liability and other negative effects.

A breach of the Company’s information technology systems could result in costly enforcement actions and litigation and could harm the Company’s reputation and relationships.

Through Essendant’s sales, marketing, and e-commerce activities, the Company collects and stores personally identifiable information and credit card data that customers provide when they buy products or services, enroll in promotional programs, or otherwise communicate with Essendant. Essendant also gathers and retains information about its employees in the normal course of business. Essendant uses suppliers to assist with certain aspects of Essendant’s business and, to enable the suppliers to perform services for Essendant the Company shares some of the information provided by customers and employees. Similarly, to enable Essendant to provide goods and services, customer information is shared. Essendant has, from time to time, experienced attempts to breach its systems, and these attempts are expected to continue. Any loss, unauthorized access to, or misuse of, the Company’s information technology systems could disrupt the Company’s operations, expose Essendant to claims from customers, financial institutions, regulators, payment card associations, and other persons, and damage the Company’s reputation. In addition, compliance with more stringent privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Essendant’s results of operations and financial condition depend on the availability of financing sources to meet its business needs.

The Company depends on various external financing sources to fund its operating, investing, and financing activities. The Company’s maximum revolving borrowings at any time under the Company’s 2017 Credit Agreement is the lesser of the lenders’ revolving commitments thereunder or the value of the Company’s borrowing base. The borrowing base for the revolving commitments is comprised of a certain percentage of eligible accounts receivables, real estate and equipment, plus a certain percentage of eligible inventory, minus reserves and the borrowing base for the Company’s term loan commitments is comprised of a certain percentage of eligible real property and equipment. If borrowing availability under the 2017 Credit Agreement falls below a certain threshold, the Company must comply with certain obligations and restrictions, including additional restrictions on the Company’s ability to make acquisitions and investments, dispose of assets, repurchase shares of the Company’s stock, and pay dividends.

If the Company violates a covenant or otherwise defaults on its obligations under a financing agreement, the Company’s lenders may refuse to extend additional credit, demand repayment of outstanding indebtedness, terminate the financing agreements, and exercise their rights and remedies including, with respect to the lenders under the 2017 Credit Agreement, their rights as secured creditors. In addition, there is no assurance that the Company could obtain additional capital or refinance its financing agreements on acceptable terms, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included in Part II, Item 7.

Unexpected events could disrupt normal business operations, which might result in increased costs and decreased revenues.

Unexpected events, such as hurricanes, fire, war, terrorism, and other natural or man-made disruptions, may adversely impact Essendant’s ability to serve its customers and increase the cost of doing business or otherwise impact Essendant’s results of operations and financial condition. In addition, damage to or loss of use of significant aspects of the Company’s infrastructure due to such events could have an adverse effect on the Company’s results of operations and financial condition.

ITEM 1B. UNRESOLVED	COMMENT LETTERS.

None.

ITEM 2. PROPERTIES.

The Company considers its properties to be suitable with adequate capacity for their intended uses. The Company evaluates its properties on an ongoing basis to improve efficiency and customer service and leverage potential economies of scale. As of December 31, 2017, the Company’s properties consisted of the following:

Offices. The Company leases approximately 200,000 square feet for its corporate headquarters in Deerfield, Illinois. Additionally, the Company owns 49,000 square feet of office space in Orchard Park, New York; leases 38,000 square feet of office space in Tulsa, Oklahoma; leases 12,000 square feet in Pasadena, California; and leases 11,000 square feet in Atlanta, Georgia.

Distribution Centers. The Company utilizes 70 distribution centers, comprised of 64 distribution centers in the United States, 5 distribution centers in Canada and 1 distribution center in Dubai, UAE, totaling approximately 13.5 million square feet of warehouse space, of which 1.8 million square feet are owned and 11.7 million square feet are leased.

ITEM 3. LEGAL	PROCEEDINGS.

For information regarding legal proceedings, see Part II, Item 8, Note 18—“Legal Matters.”

ITEM 4. MINE	SAFETY DISCLOSURE.

Not applicable.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common Stock Information

ESND’s common stock is quoted through the Nasdaq Global Select Market (“Nasdaq”) under the symbol ESND. The following table shows the high and low closing sale prices per share for ESND’s common stock as reported by Nasdaq:

	2017		2016
	High	Low	High	Low
January 1—March 31	$22.09	$14.05	$32.18	$25.60
April 1—June 30	17.85	14.30	34.56	29.01
July 1—September 30	14.77	11.31	32.49	18.84
October 1—December 31	13.68	8.34	21.67	15.05

On February 16, 2018, the closing stock price of the Company’s common stock as reported by Nasdaq was $8.48 per share. For the period from January 1, 2018 to February 16, 2018, the high closing stock price was $10.23 and the low closing stock price was $8.29. On February 16, 2018, there were approximately 416 holders of record of common stock. A greater number of holders of ESND common stock are “street name” or beneficial holders, whose shares are held on record by banks, brokers and other financial institutions.

Stock Performance Graph

The following graph compares the performance of the Company’s common stock over a five-year period with the cumulative total returns of (1) Russell 2000 Index and (2) a group of companies included within Value Line’s Office Equipment Industry Index. The graph assumes $100 was invested on December 31, 2012 in the Company’s common stock and in each of the indices and assumes reinvestment of all dividends (if any) at the date of payment. The following stock price performance graph is presented pursuant to SEC rules and is not meant to be an indication of future performance.

Common Stock Repurchases

During 2017, the Company did not repurchase any shares of its common stock. During 2016, the Company repurchased 0.2 million shares of common stock at an aggregate cost of $6.8 million. As of February 16, 2018, the Company had approximately $68.2 million remaining under share repurchase authorizations from its Board of Directors.

Purchases may be made from time to time in the open market or in privately negotiated transactions. Depending on market, business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.

Acquired shares are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share data.

Stock and Cash Dividends

The Company declares and pays dividends on a quarterly basis. During 2017 and 2016, the Company declared and paid a dividend of $0.14 per share per quarter. In the aggregate, the Company declared dividends of $20.8 million and $20.6 million in 2017 and 2016, respectively. On February 15, 2018, the Board of Directors approved a dividend of $0.14 per share to be paid on April 13, 2018 to shareholders of record as of March 15, 2018. See Part II, Item 8, Note 11—“Debt” for limitations on the Company’s ability to repurchase stock or issue dividends.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K (Securities Authorized for Issuance under Equity Compensation Plans) is included in Item 12 of this Annual Report.

ITEM 6. SELECTED	FINANCIAL DATA.

The selected consolidated financial data of the Company for the years ended December 31, 2013 through 2017 has been derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The adoption of new accounting pronouncements, changes in certain accounting policies, and reclassifications are reflected in the financial information presented below. The selected consolidated financial data below should be read in conjunction with, and is qualified in its entirety by, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company included in Items 7 and 8, respectively, of this Annual Report. Except for per share data, all amounts presented are in thousands:

	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data:
Net sales	$5,037,327	$5,369,022	$5,363,046	$5,327,205	$5,085,293
Cost of goods sold	4,331,273	4,609,161	4,526,551	4,524,676	4,297,952

Gross profit(1)	706,054	759,861	836,495	802,529	787,341
Operating expenses(2)
Warehousing, marketing and administrative expenses	664,280	629,825	675,913	595,673	578,958
Impairments of goodwill and intangible assets	285,166	—	129,338	9,034	1,183
Defined benefit plan settlement loss	—	12,510	—	—	—
Loss (gain) on disposition of business	—	—	1,461	(800)	—

Operating (loss) income	(243,392)	117,526	29,783	198,622	207,200
Interest expense	26,696	24,143	20,580	16,234	12,233
Interest income	(1,078)	(1,272)	(996)	(500)	(593)

(Loss) income before income taxes	(269,010)	94,655	10,199	182,888	195,560
Income tax (benefit) expense(3)	(2,029)	30,803	54,541	70,773	73,507

Net (loss) income	$(266,981)	$63,852	$(44,342)	$112,115	$122,053

Net (loss) income per share:
Net (loss) income per common share—basic	$(7.27)	$1.75	$(1.18)	$2.90	$3.08

Net (loss) income per common share—diluted	$(7.27)	$1.73	$(1.18)	$2.87	$3.03

Cash dividends declared per share	$0.56	$0.56	$0.56	$0.56	$0.56

Balance Sheet Data:
Working capital	$793,128	$904,715	$956,588	$968,894	$829,917
Total assets	1,774,250	2,163,506	2,262,859	2,347,368	2,104,019
Total debt(4)	498,123	608,969	716,315	710,768	530,306
Total stockholders’ equity	494,914	781,106	723,734	843,667	820,146

Statement of Cash Flows Data:
Net cash provided by operating activities	$185,543	$130,942	$162,734	$77,133	$74,737
Net cash used in investing activities	(38,455)	(3,769)	(67,929)	(183,633)	(30,273)
Net cash (used in) provided by financing activities	(140,001)	(135,964)	(84,990)	105,968	(53,060)

(1)	2015—Includes $4.9 million related to Industrial obsolescence reserve.
(2)	2017—Includes $285.2 million of charges related to goodwill impairment, $19.7 million of transformational expenses, $9.0 million of charges related to litigation reserves, partially offset by a $0.3 million gain reflecting recovery of notes receivable reserved in 2015.
2016—Includes $20.5 million gain on sale of City of Industry facility, $12.5 million charge related to defined benefit plan settlement, $4.0 million charge related to a litigation reserve, $1.2 million charge related to severance costs for operating leadership, $0.9 million reversal of 2015 restructuring expenses partially offset by 2016 facility charges.
2015—$115.8 million charge related to Industrial impairment of goodwill and intangible assets, $18.6 million charge related to workforce reductions and facility consolidations, a $17.0 million loss on sale and related costs of the Company’s Mexican subsidiary, $12.0 million intangible asset impairment charge related to rebranding and accelerated amortization related to rebranding efforts, and $10.7 million impairment of seller notes receivable related to the Company’s prior year sale of a software service provider.

2014—$8.2 million loss on disposition of a software service provider.
2013—$13.0 million charge for a workforce reduction and facility closures and a $1.2 million asset impairment charge.
(3)	Includes $2.6 million related to the one-time impact of the passage of the Tax Cuts and Jobs Act (“Tax reform”, “2017 Tax act” or the “Act”) in 2017; $1.7 million related to tax effect of a dividend from a foreign subsidiary and a $0.4 million change in reserve related to uncertain tax positions taken in the prior year in 2016; and the tax effects for items noted above for each respective year.
(4)	Total debt includes current maturities where applicable.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements often contain words such as “expects”, “anticipates”, “estimates”, “intends”, “plans”, “believes”, “seeks”, “will”, “is likely to”, “scheduled”, “positioned to”, “continue”, “forecast”, “predicting”, “projection”, “potential” or similar expressions. Forward-looking statements include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results or events and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here. These risks and uncertainties include, without limitation, those set forth in Item 1A under the heading “Risk Factors.”

Readers should not place undue reliance on forward-looking statements contained in this Annual Report on Form 10-K. The forward-looking information herein is given as of this date only, and the Company undertakes no obligation to revise or update it.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the information included in this Annual Report on Form 10-K in Part I, Item 1—Description of Business, Item 6—Selected Financial Data and in Item 8—Financial Statements and Supplementary Data. Please see the Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted EBITDA and Free Cash Flow table (the “Non-GAAP table”) for information concerning the reconciliation of GAAP to Non-GAAP financial measures.

Key Trends and Recent Results

Results for 2017 were negatively impacted by lower sales volume that resulted in reduced gross profit, supplier allowances and inventory balances as the Company reduced purchases to more closely align with sales. The decline in operating results and softening within the industries that the Company operates, led to charges for goodwill impairment. The Company incurred transformational expenses in the year as part of the Company’s strategic driver to advance supplier partnerships and, in addition to higher costs for employee compensation, was unable to deleverage fixed costs at a pace commensurate with the sales decline. We are implementing strategies to address market trends, but we expect these trends will continue to impact results of operations and financial condition in subsequent periods.

Recent Results

•

Net loss per share for 2017 was $(7.27) compared to diluted earnings per share of $1.73 in 2016, including impacts of the Actions discussed below. Non-GAAP adjusted diluted earnings per share in 2017 were $0.67 compared to adjusted earnings per share of $1.54 in 2016. Refer to the Non-GAAP table included later in this section for more detail on the Actions.

•

Sales decreased 5.8%, workday adjusted, to $5.0 billion, driven by reduced sales in JanSan, traditional office products, office furniture and technology products, partly offset by growth in industrial supplies, cut-sheet paper and automotive product categories.

•	Gross profit was down $53.8 million, primarily due to decreased sales volume, and gross profit as a percentage of sales for 2017 decreased slightly to 14.0% in 2017 compared to 14.2% in 2016.
•

Operating expenses in 2017 totaled $949.4 million or 18.8% of sales compared with $642.3 million or 12.0% of sales in 2016, including impacts of the Actions discussed below. Adjusted operating expenses in 2017 decreased to $635.8 million compared to $646.1 million in 2016, principally driven by cost saving initiatives, partially offset by increased variable incentive compensation. Adjusted operating expenses as a percentage of sales increased to 12.6% in 2017 from 12.0% in 2016 due to lower sales volume.

•

Operating loss in 2017 was $(243.4) million or (4.8%) of sales, compared with operating income of $117.5 million or 2.2% of sales in the prior year, including impacts of the Actions discussed below. Adjusted operating income in 2017 was $70.2 million or 1.4% of sales, compared with $113.8 million or 2.1% of sales in 2016, primarily resulting from reduced gross margin in the current year, partially offset by reduced adjusted operating expenses.

•

Operating cash flows for 2017 were $185.5 million versus $130.9 million in 2016. The 2017 increase was primarily attributable to increased accounts payable balances, and reduced accounts receivable and inventory balances.

•	Cash flow used in investing activities was $38.5 million in 2017 compared to $3.8 million in the prior year, due primarily to the sale of the City of Industry, California facility in 2016.
•	Cash outflows from financing activities were $140.0 million in 2017 compared to $136.0 million in 2016.
•	In February 2017, the Company replaced two of its financing agreements with a new credit agreement to provide enhanced liquidity and increase debt availability.

Actions impacting comparability of results (the “Actions”)

2017 Actions

•	Goodwill impairment charges of $285.2 million were recognized (refer to Note 6—“Goodwill and Intangible Assets”).
•

Transformational expenses associated with the implementation of strategic drivers to improve the value of the business totaled $19.7 million. These expenses, which result from the changing strategies of the Company, included consulting fees and other activities for which the Company has had significant expense.

•	Litigation matters resulted in accruals of $9.0 million (refer to Note 18—“Legal Matters”).
•	One-time tax expenses of $2.6 million related to the December 2017 changes in tax laws (refer to Note 15—“Income Taxes”).
•	Recovery related to notes receivable, which were impaired in 2015, resulted in $0.3 million of gain in 2017.

2016 Actions

•	Sale of a facility resulted in a $20.5 million gain.
•

A voluntary lump-sum pension offering resulted in a significant reduction of interest rate, mortality and investment risk of the Essendant Pension Plan. Due to this offer, a settlement and remeasurement of the Essendant Pension Plan was required, resulting in a defined benefit plan settlement loss of $12.5 million.

•	An accrual related to ongoing Telephone Consumer Protection Act of 1991 (“TCPA”) litigation of $4.0 million.
•	The tax impact of settlement of a dividend from a foreign subsidiary of $1.7 million.
•	Severance costs of $1.2 million related to two members of the Company’s operating leadership team.
•	A $1.2 million reversal of restructuring expenses accrued in 2015 due to severance, partially offset by a $0.3 million facility consolidation charge.
•	A reserve recognized related to discrete prior year uncertain tax positions of $0.4 million.

2015 Actions

•

Charges totaling $120.7 million relating to the Industrial business unit were incurred in the fourth quarter. These charges were comprised of an impairment of goodwill and intangibles totaling $115.8 million and an increase in reserves for obsolete inventory of $4.9 million. These impacts were the result of the macroeconomic environment in the oilfield and energy sectors.

•

Restructuring actions were taken to improve the Company’s operational utilization, labor spend, inventory performance and functional alignment of the organization. This included workforce reductions and facility consolidations with an unfavorable impact of $18.6 million for the year.

•

Sale of Azerty de Mexico, the Company’s operations in Mexico, resulted in total charges of $17.0 million. In the year, the subsidiary had net sales of $50.1 million and operating loss of $5.0 million, excluding the charges previously mentioned.

•

The Company officially rebranded to Essendant Inc. to communicate the Company’s strategy in a consistent manner. The rebranding resulted in reevaluation of the Company’s trademarks and it was determined that the ORS Nasco trademark and certain OKI brands were impaired. Pre-tax, non-cash, impairment charges and accelerated amortization totaling $12.0 million were recorded in the year.

•

In 2014, the Company sold its subsidiary that provided software services in exchange for a combination of cash and convertible and non-convertible notes. Based upon subsequent information, the Company determined it was not able to collect the note amounts or other receivables due from the acquirer and, as such, fully impaired the receivables and recorded a loss of $10.7 million during 2015.

Actions and events expected to affect future results

•

Restructuring Program. Essendant has launched a restructuring program to advance the Company’s strategic drivers by reducing the cost base, aligning organizational infrastructure and leadership with the Company’s growth channels to drive sales, and providing capacity to invest in products with preferred suppliers and in growth categories. The Company expects to the restructuring program and other initiatives to reduce costs beginning in 2018 and reach run-rate annual savings of more than $50 million by 2020, with more than half achieved in 2018.

The program includes facility consolidations and workforce reductions with an estimated cash cost of $30 million to $40 million over the restructuring period, which began in the first quarter of 2018.

Product assortment refinements are also planned to eliminate items that have limited availability and lower sales. This is expected to improve service levels and have minimal impact on sales. It will also increase capacity to support expansion into new categories to support customer growth, and is necessary to execute the planned facility consolidations. A non-cash charge related to these refinements is expected in the first quarter of 2018 and estimated in the range of $42 million to $48 million. Refer to Note 7—“Severance and Restructuring Charges” for further details.

•

Tax Reform. In 2018, the Company anticipates the effective tax rate, excluding Actions, will be between 35% and 37%, reflecting the reduction in income tax rate promulgated by Tax reform, partly offset by increased state income taxes, the loss of deductions for entertainment expenses and reductions in share price subsequent to the grant date on equity compensation vesting during the year. Refer to Note 2—“Summary of Significant Accounting Policies” for further details.

Critical Accounting Policies, Judgments and Estimates

As described in Note 2—“Summary of Significant Accounting Policies”, the preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results may differ from those estimates.

The Company’s critical accounting policies are those which are most significant to the Company’s results of operations and financial condition and require especially difficult, subjective or complex judgments or estimates by management. In most cases, critical accounting policies require management to make estimates on matters that are uncertain at the time the estimate is made. The basis for the estimates is historical experience, terms of existing contracts, observance of industry trends, information provided by customers or suppliers, and information available from other outside sources, as appropriate. These critical accounting policies include the following:

Supplier Allowances

The majority of the Company’s annual supplier allowances and incentives are variable, based solely on the volume and mix of the Company’s product purchases from suppliers. These variable allowances are recorded based on the

Company’s annual inventory purchase volumes and product mix and are included in the Company’s Consolidated Financial Statements as a reduction to cost of goods sold, thereby reflecting the net inventory purchase cost. The potential amount of variable supplier allowances often differs based on purchase volumes by supplier and product category. Changes in the Company’s sales volume (which can increase or reduce inventory purchase requirements), changes in product sales mix (especially because higher-margin products often benefit from higher supplier allowance rates), or changes in the amount of purchases Essendant makes to attain supplier allowances can create fluctuations in future results.

Customer Rebates

Customer rebates include volume rebates, sales growth incentives, advertising allowances, participation in promotions and other miscellaneous discount programs. Estimates for volume rebates and growth incentives are based on estimated annual sales volume to the Company’s customers. The aggregate amount of customer rebates depends on product sales mix and customer mix changes. Reported results reflect management’s current estimate of such rebates. Changes in estimates of sales volumes, product mix, customer mix or sales patterns, or actual results that vary from such estimates may impact future results.

Allowance for doubtful accounts

Management estimates an allowance for doubtful accounts, which addresses the collectability of trade accounts receivable based on judgments as to the collectability of trade accounts receivable balances driven by historic results and future expectations. This allowance adjusts gross trade accounts receivable downward to its estimated collectible or net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company’s trade accounts receivable aging. Uncollectible trade receivable balances are written off against the allowance for doubtful accounts when it is determined that the trade receivable balance is uncollectible.

Inventory Reserves

The Company also records adjustments to inventory that is obsolete, damaged, defective or slow moving. Inventory is recorded at the lower of cost or market. These adjustments are determined using historical trends such as the age of the inventory, market demands, customer commitments, and new products introduced to the market. The reserves are further adjusted, if necessary, as new information becomes available; however, based on historical experience, the Company does not believe the estimates and assumptions will have a material impact on the financial statements as of and for the year ended December 31, 2017. Product assortment refinements are planned in 2018 to address items with limited availability and lower sales. An estimated non-cash charge of $42 million to $48 million is expected in the first quarter of 2018 and will be reflected as additional cost of goods sold.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the accounting guidance for income taxes. The Company estimates actual current tax expense and assesses temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These temporary differences result in the recognition of deferred tax assets and liabilities. A provision has not been made for deferred U.S. income taxes on the undistributed earnings of the Company’s foreign subsidiaries as these earnings have historically been permanently invested. It is not practicable to determine the amount of unrecognized deferred tax liability for such unremitted foreign earnings. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense.

Pension Obligations

To select the appropriate actuarial assumptions when determining pension benefit obligations, the Company relied on current market conditions, historical information and consultation with and input from the Company’s outside actuaries. These actuarial assumptions include discount rates, expected long-term rates of return on plan assets, and life expectancy of plan participants. The expected long-term rate of return on plan assets assumption is based on historical returns and the future expectation of returns for each asset category, as well as the target asset allocation of the asset portfolio.

At December 31, 2017, the Company refined the method used to determine the service and interest cost components of the Company’s net periodic benefit cost. Previously, the cost was determined using a single weighted-average discount rate derived from the yield curve. Under the refined method, known as the spot rate approach, individual spot rates along the yield curve that correspond with the timing of each benefit payment are used. The Company believes this change provides a more precise measurement of service and interest costs by improving the correlation between projected cash outflows and corresponding spot rates on the yield curve. Compared to the previous method, the spot rate approach will decrease the service and interest components of the Company’s benefit costs by an immaterial amount in 2018. There is no impact on the total benefit obligation. The Company will account for this change prospectively as a change in accounting estimate.

Pension expense for 2017 was $4.2 million, compared to $17.6 million in 2016 and $5.4 million in 2015. 2016 pension expense includes a settlement charge of $12.5 million related to a lump-sum offering. Refer to Note 13—“Pension Plans and Defined Contribution Plan” for further information. To better understand the impact of changes in pension expense based on certain circumstances the company performed a sensitivity analysis, noting that a one percentage point decrease or increase in the assumed discount rate would have resulted in an increase or decrease in pension expense for 2017 of approximately $2.0 million and increase or decrease in the year-end projected benefit obligation by $37.7 million. Additionally, a one percentage point decrease or increase in the expected rate of return assumption would have resulted in an increase or decrease, respectively, in the net periodic benefit cost for 2017 of approximately $1.4 million.

Results for the Years Ended December 31, 2017, 2016 and 2015

The following table presents the Consolidated Statements of Operations results (in thousands):

	Year Ended December 31,
	2017		2016		2015
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Net sales:(1)
Janitorial, foodservice and breakroom supplies (JanSan)	$1,324,051	26.3%	$1,453,425	27.1%	$1,475,379	27.4%
Technology products	1,216,103	24.1%	1,348,404	25.1%	1,356,342	25.3%
Traditional office products	745,719	14.8%	830,856	15.5%	841,654	15.7%
Industrial supplies	589,857	11.7%	562,485	10.5%	588,578	11.0%
Cut sheet paper	414,989	8.2%	403,090	7.4%	346,969	6.5%
Automotive	324,060	6.5%	316,546	5.9%	279,966	5.2%
Office furniture	268,484	5.3%	299,180	5.6%	321,295	6.0%
Freight and other	154,064	3.1%	155,036	2.9%	152,863	2.9%

Total net sales	5,037,327	100.0%	5,369,022	100.0%	5,363,046	100.0%

Cost of goods sold	4,331,273	86.0%	4,609,161	85.8%	4,526,551	84.4%

Total gross profit	$706,054	14.0%	$759,861	14.2%	$836,495	15.6%

Total operating expenses	949,446	18.8%	642,335	12.0%	806,712	15.0%

Total operating (loss) income	$(243,392)	-4.8%	$117,526	2.2%	$29,783	0.6%
Interest expense, net	25,618	0.5%	22,871	0.4%	19,584	0.4%

(Loss) income before income taxes	$(269,010)	-5.3%	$94,655	1.8%	$10,199	0.2%
Income tax (benefit) expense	(2,029)	0.0%	30,803	0.6%	54,541	1.0%

Net (loss) income	$(266,981)	-5.3%	$63,852	1.2%	$(44,342)	-0.8%

(1)  Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and did not impact the Consolidated Statements of Operations. All presentations described below are based on the reclassified amounts.

Comparison of Results for the Years Ended December 31, 2017 and 2016

Net Sales. Net sales for the year ended December 31, 2017 were $5.0 billion, a workday adjusted decrease of 5.8% from $5.4 billion in sales during 2016. 2018 net sales are expected to be down 3% to 6% compared to 2017. Net sales by key product category for 2017 and 2016 included the following (in thousands):

JanSan sales decreased $129.4 million or 8.9% in 2017 compared to 2016. Sales decreased due to declines in the national reseller channel of $118.1 million and the independent reseller channel of $13.4 million. As a percentage of total sales, JanSan represented 26.3% in 2017, a decrease from the 2016 percentage of total sales of 27.1%. This decrease was principally the result of reduced demand due to specific customer losses and continued competitive actions from other JanSan product providers.

Technology product sales decreased $132.3 million or 9.8% in 2017 versus 2016. Sales in this product category decreased primarily due to declines in the national reseller channel of $68.6 million, independent reseller channel of $53.7 million as well as declines in e-commerce sales of $9.9 million. As a percentage of total sales, technology products represented 24.1% in 2017, a decrease from the 2016 percentage of total sales of 25.1% due to specific customer losses and reduced supplier promotion activity throughout 2017.

Traditional office product sales decreased $85.1 million or 10.2% in 2017 versus 2016. Sales in this category decreased due to reductions in the national reseller channel of $42.7 million, declines in the independent reseller channel of $36.9 million and e-commerce sales declines of $5.5 million. As a percentage of total sales, traditional office products represented 14.8% in 2017, a decrease from the 2016 percentage of total sales of 15.5%.

Industrial supplies sales increased $27.4 million or 4.9%. The increase was primarily driven by growth in general industrial sales of $14.6 million, international sales of $6.6 million and energy sales of $6.1 million. As a percentage of total sales, industrial supplies represented 11.7% in 2017, an increase from the 2016 percentage of total sales of 10.5% due to product category growth.

Cut sheet paper product sales increased $11.9 million or 3.0% in 2017 compared to 2016. The increase in this category was primarily driven by increased sales to independent resellers of $10.5 million and e-commerce sales increases of $3.4 million, partially offset by declines in sales to national resellers of $2.0 million. As a percentage of total sales, cut sheet paper represented 8.2% in 2017, which increased from the 2016 percentage of total sales of 7.4%.

Automotive product sales increased $7.5 million or 2.4% in 2017 versus 2016. The increase in this category was primarily due to increases in recreational vehicle and marine sales of $4.6 million and mobile sales of $2.6 million, partially offset by declines in collision sales of $3.6 million. As a percentage of total sales, automotive products represented 6.5% in 2017, which increased from the 2016 percentage of total sales of 5.9%.

Office furniture sales decreased $30.7 million or 10.3% in 2017 compared to 2016. The decrease was primarily the result of declines in sales to independent resellers of $16.4 million with additional declines in the national reseller channel of $7.2 million and e-commerce channel sales declines of $7.1 million. As a percentage of total sales, office furniture represented 5.3% in 2017, a decrease from the 2016 percentage of total sales of 5.6%.

The remainder of the Company’s consolidated 2017 net sales was composed of freight and other revenues.

Gross Profit and Gross Margin Rate. Gross profit for 2017 was $706.1 million, compared to $759.9 million in 2016. Gross profit as a percentage of net sales (the gross margin rate) of 14.0% for 2017 was down 20 basis points (“bps”) from the prior-year period gross margin rate of 14.2%. This decrease was due to deleveraging of the distribution network and transportation costs (41 bps) and inventory-related valuation (29 bps), partially offset by favorable product margin (43 bps) driven by inflation and benefits from merchandising and pricing actions related to the implementation of the Company’s strategic drivers which were offset by lower supplier allowances due to decreased sales volume. Sales to larger resellers are generally lower margin than sales to smaller resellers. Sales to new customers tend to be lower margin but typically improve over time. Lower margin categories include cut-sheet paper products and technology products, while JanSan, traditional office products, furniture and industrial supplies are higher margin categories.

Operating Expenses. Operating expenses for 2017 were $949.4 million or 18.8% of sales, compared with $642.3 million or 12.0% of sales in the same period last year. Excluding the Actions in 2017 and 2016, adjusted operating expenses were $635.8 million or 12.6% of sales in 2017 compared to $646.1 million or 12.0% of sales in 2016. The increase in adjusted operating expenses as a percentage of sales in 2017 was principally driven by a reset of incentive compensation. Through the Company’s strategic actions of reengineering the inbound freight operations by opening freight consolidation centers, aligning the distribution network footprint with sales volume and targeted cost improvements through a zero-based budgeting approach, the Company has targeted annualized cost savings in excess of $50 million by 2020.

Interest Expense, net. Net interest expense for 2017 was $25.6 million or 0.5% of total sales, compared with $22.9 million or 0.4% of total sales in 2016. This increase was primarily driven by higher interest rates in 2017, partially offset by reductions in outstanding debt.

Income Taxes. Income tax benefit was $(2.0) million in 2017, compared to expense of $30.8 million in 2016. The Company’s effective tax rate was 0.8% and 32.5% in 2017 and 2016, respectively. This change was primarily driven by the permanent impacts of the cumulative goodwill impairments that occurred in 2017. The Company’s effective tax rate excluding these Actions would have been 44.4% and 37.7% in 2017 and 2016, respectively. The increase reflects the change in accounting for equity compensation (ASU 2016-09) adopted in 2017 resulting in $2.0 million of additional tax expense during the year or $1.3 million effected for Tax reform. Further, income tax expense was impacted by the passage of tax reform in December 2017, including through the remeasurement of deferred tax assets and liabilities, recording of the one-time transition tax and other necessary reassessments of the Company’s historical tax positions totaling $2.6 million.

Net (Loss) Income. Net loss for 2017 was $(267.0) million compared to a net income of $63.9 million in 2016. Basic loss per share was $(7.27) in 2017, compared to diluted earnings per share of $1.73 in 2016. Excluding the Actions in 2017 and 2016, adjusted net income for 2017 and 2016 was $24.8 million and $57.0 million, respectively. Adjusted diluted earnings per share were $0.67 and $1.54 for 2017 and 2016, respectively. Adjusted diluted earnings per share in the first quarter of 2018 is expected to be lower than the fourth quarter of 2017, reflecting impacts from the national reseller sales decline, the annual first quarter reset of employee time off expense and lower supplier allowances resulting from opportunistic inventory purchases.

Comparison of Results for the Years Ended December 31, 2016 and 2015

Net Sales. Net sales for the year ended December 31, 2016 were $5.4 billion, a workday adjusted 0.3% decrease from $5.4 billion in sales during 2015. Net sales by product category for 2016 and 2015 included the following:

JanSan sales decreased $22.0 million or 1.5% in 2016 compared to 2015. Sales decreased due to a decline in sales in the independent reseller channel of $19.4 million and the national reseller channel of $13.5 million, partially offset by online growth of $12.7 million. As a percentage of total sales, JanSan represented 27.1% in 2016, a decrease from the 2015 percentage of total sales of 27.4%. This decrease was the result of reduced demand principally due to declines in customer experience and competitive actions from other wholesalers.

Technology product sales decreased $7.9 million or 0.6% in 2016 versus 2015. Excluding $50.1 million in sales from the Company’s subsidiary in Mexico in 2015, which was sold in 2016, net sales in this category increased 3.2% compared to the prior year, primarily driven by increases in sales in the independent reseller channel of $83.3 million, partially offset by declines in sales to national resellers of $37.8 million and declines in e-commerce sales of $3.3 million. As a percentage of total sales, technology products represented 25.1% in 2016, a decrease from the 2015 percentage of total sales of 25.3% due to the sale of the Company’s Mexican subsidiary.

Traditional office product sales decreased $10.8 million or 1.3% in 2016 versus 2015. This decrease in the product category was primarily driven by the buying patterns of national resellers totaling $7.7 million in the year, a decline of $1.8 million in the independent reseller channel and a decrease in e-commerce sales of $1.3 million. As a percentage of total sales, traditional office products represented 15.5% in 2016 a decrease from 15.7% in 2015.

Industrial supplies sales decreased $26.1 million or 4.4% in 2016 compared to 2015. The decline was driven by weakness in the general industrial channel and consolidation in the welding channel. Sales in the general industrial and welding channels declined by $22.9 million and $21.9 million, respectively. This was partially offset by growth in the retail channel of $17.8 million. As a percentage of total sales, industrial supplies represented 10.5% in 2016, a decrease from the 2015 percentage of total sales of 11.0%.

Cut sheet paper product sales increased $56.1 million or 16.2% in 2016 versus 2015. The increase in this category was solely driven by increased sales to independent resellers of $56.0 million. As a percentage of total sales, cut sheet paper represented 7.4% in 2016, which increased from the 2015 percentage of total sales of 6.5%.

Automotive product sales increased $36.6 million or 13.1% in 2016 versus 2015. The increase in this category was primarily due to the acquisition of Nestor in the third quarter of 2015, which contributed an additional $64.9 million in net sales in 2016 compared to $27.1 million in 2015. As a percentage of total sales, automotive products represented 5.9% in 2016, which increased from the 2015 percentage of total sales of 5.2% due to the impact of the acquisition.

Office furniture sales decreased $22.1 million or 6.9% in 2016 compared to 2015. The decreased revenue was primarily the result of declines in sales to national resellers of $14.4 million and independent resellers of $7.7 million. As a percentage of total sales, office furniture represented 5.6% in 2016, a decrease from the 2015 percentage of total sales of 6.0%.

The remainder of the Company’s consolidated 2016 net sales was composed of freight and other revenues.

Gross Profit and Gross Margin Rate. Gross profit for 2016 was $759.9 million, compared to $836.5 million in 2015. The gross margin rate of 14.2% for 2016 was down 140 bps from the prior-year period gross margin rate of 15.6%. This decrease was due to an unfavorable product margin (133 bps), primarily driven by an unfavorable change in category and channel mix (107 bps), and higher freight costs (21 bps).

Operating Expenses. Operating expenses for 2016 were $642.3 million or 12.0% of sales, compared with $806.7 million or 15.0% of sales in the same period last year. Excluding the Actions in 2016 and 2015, adjusted operating expenses were $646.1 million or 12.0% of sales in 2016 compared to $632.6 million or 11.8% of sales in 2015. The increase in adjusted operating expenses in 2016 was principally driven by the recognition of an allowance on prepaid rebates and receivables from one customer totaling $13.3 million.

Interest Expense, net. Net interest expense for 2016 was $22.9 million or 0.4% of total sales, compared with $19.6 million or 0.4% of total sales in 2015. This increase was primarily driven by higher interest rates in 2016.

Income Taxes. Income tax expense was $30.8 million in 2016, compared with $54.5 million in 2015. The Company’s effective tax rate was 32.5% and 534.8% in 2016 and 2015, respectively. This effective tax rate decline was primarily driven by the prior year Actions, particularly the 2015 noncash impairment charges for goodwill that were nondeductible for tax purposes and the 2015 loss on the sale of the Mexican subsidiary that carried a full valuation allowance. Additional favorability in 2016 is attributed to the reduction of valuation allowances related to the gain on the sale of the City of Industry facility. The Company’s effective tax rate excluding these Actions would have been 37.7% and 39.1% in 2016 and 2015, respectively.

Net Income (Loss). Net income for 2016 was $63.9 million compared to a net loss of $(44.3) million in 2015. Diluted earnings per share were $1.73 in 2016, compared to a loss per share of $(1.18) in 2015. Excluding the Actions in 2016 and 2015, adjusted net income for 2016 and 2015 was $57.0 million and $116.4 million, respectively. Adjusted diluted earnings per share were $1.54 and $3.08 for 2016 and 2015, respectively.

Liquidity and Capital Resources

Essendant’s growth has historically been funded by a combination of cash provided by operating activities and debt financing. The Company believes that its cash flow from operations and collections of receivables, coupled with the Company’s sources of borrowings and available cash on hand, are sufficient to fund currently anticipated requirements. These requirements include payments of interest and dividends, scheduled debt repayments, capital expenditures, working capital needs, the funding of pension plans, additional share repurchases and acquisitions, if applicable. The Company believes that its sources of borrowings are sound and that the strength of its balance sheet affords the Company the financial flexibility to respond to both internal growth opportunities and those available through acquisitions.

The Company’s outstanding debt consisted of the following amounts (in millions):

	As of December 31, 2017	As of December 31, 2016
2017 Credit Agreement
Term Loan	$73.1	$—
Revolving Credit Facility	181.3	—
FILO Facility	100.0	—
2013 Credit Agreement	—	260.4
2013 Note Purchase Agreement	150.0	150.0
Receivables Securitization Program	—	200.0

Debt	504.4	610.4
Stockholders’ equity	494.9	781.1

Total capitalization	$999.3	$1,391.5

Debt-to-total capitalization ratio	50.5%	43.9%

The increase in the debt-to-capitalization ratio at December 31, 2017, compared to December 31, 2016 is due primarily to the net loss during the year which more than offset reductions in outstanding debt.

As discussed further in Item 8, Note 11—“Debt,” in February 2017, the Company entered into the 2017 Credit Agreement and terminated the Receivables Securitization Program. The maximum amount the Company is able to borrow under the 2017 Credit Agreement is determined based on the value of the Company’s accounts receivable, inventory, owned real estate and certain equipment.

Availability of financing as of December 31, 2017, is summarized below (in millions):

	Aggregated Committed Principal	Gross Borrowing Base Availability	Total Utilization	Net Availability
2017 Credit Agreement
Term Loan	$73.1	$73.1	$73.1	$—
Revolving Credit Facility(1)	1,000.0	837.0	358.4	478.6
First-in-Last-Out (“FILO”)(2)	100.0	99.0	100.0	(1.0)

Total all Funding Sources	$1,173.1	$1,009.1	$531.5	$477.6

(1)	The 2017 Credit Agreement provides for the issuance of letters of credit up to $50.0 million, plus up to $165.0 million to be used as collateral for obligations under the 2013 Note Purchase Agreement. Letters of credit totaling approximately $177.1 million were utilized as of December 31, 2017.
(2)	The FILO loan was remeasured effective for the year ended December 31, 2017. The under-collateralized amount of $1.0 million was then funded via the Revolving Credit Facility.

Disclosures About Contractual Obligations

The following table aggregates all contractual obligations that affect financial condition and liquidity as of December 31, 2017 (in millions):

	Payment due by period
Contractual obligations	2018	2019 & 2020	2021 & 2022	Thereafter	Total
Debt	$6	$12	$486	$—	$504
Fixed interest payments on long term debt (1)	8	16	7	—	31
Operating leases	58	102	59	90	309
Purchase obligations	6	3	—	—	9
Tax payment pursuant to the Tax Reform	—	1	—	2	3
Acquisition related future payments	2	—	—	—	2

Total contractual cash obligations	$80	$134	$552	$92	$858

(1)	The Company has entered into an interest rate swap transaction on a portion of its long-term debt. The fixed interest payments noted in the table are based on the notional amounts and fixed rate inherent in the swap transactions and related debt instruments.

In December 2017, the Company’s Board of Directors approved a cash contribution to the Essendant Pension Plan, which was made in 2018, totaling $10.0 million. Additional contributions, if any, for 2018 have not yet been determined.

At December 31, 2017, the Company had a liability for unrecognized tax benefits of $3.9 million as discussed in Item 8, Note 15—“Income Taxes”, and an accrual for the related interest, that is excluded from the Contractual Obligations table. Due to the uncertainties related to these tax matters, the Company is unable to make a reasonably reliable estimate when cash settlement with a taxing authority may occur.

Cash Flows

Cash flows for the Company for the years ended December 31, 2017, 2016 and 2015 are summarized below (in thousands):

	Years Ended December 31,
	2017	2016	2015
Net cash provided by operating activities	$185,543	$130,942	$162,734
Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Net cash used in financing activities	(140,001)	(135,964)	(84,990)

Cash Flows From Operations

The 2017 increase in net cash provided by operating activities was principally the result of increased accounts payable and reductions in accounts receivable and inventory, partly offset by diminished operating results. The 2016 decline in net cash provided by operating activities compared to 2015 was principally the result of diminished operating results and decreased accounts payable, partially offset by reductions in accounts receivable and inventory. Free cash flow for 2018 is expected to be in excess of $40 million.

Cash Flows From Investing Activities

Gross capital spending for 2017, 2016 and 2015, was $38.6 million, $37.7 million and $28.3 million, respectively, which was used for various investments in fleet equipment, information technology systems, technology hardware, and distribution center equipment and facility projects. During 2016, the Company received $33.9 million from the disposition of the City of Industry facility. Additionally, cash used in 2015 included $40.5 million related to an acquisition.

Cash Flows From Financing Activities

The Company’s cash flow from financing activities is largely dependent on levels of borrowing under the Company’s credit agreements, the acquisition or issuance of treasury stock, and quarterly dividend payments. Cash outflows from financing activities in 2017 included the repayment of the asset securitization program and payment of debt issuance costs incurred in connection with the 2017 Credit Agreement, partially offset by incremental borrowings under the 2017 Credit Agreement. Cash outflows from financing activities in 2016 included the partial debt repayment of $108.1 million compared to 2015 net borrowings of $4.6 million, partly offset by 2016 share repurchase activity of $6.8 million compared to 2015 share repurchases of $68.1 million.

The Company paid a $0.14 per share dividend on January 12, 2018, totaling $5.2 million. In February 2018, the Board of Directors approved a dividend of $0.14 to be paid on April 13, 2018 to shareholders of record as of March 15, 2018. In the aggregate, the Company paid dividends of $20.7 million, $20.5 million and $21.2 million in 2017, 2016 and 2015, respectively.

Inflation/Deflation and Changing Prices

The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases products on a regular basis in an effort to maintain inventory at levels that it believes are sufficient to satisfy the anticipated needs of customers, based upon historical buying practices and market conditions. Although the Company historically has been able to pass through manufacturers’ price increases to customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on. Conversely, when manufacturers’ prices decline, lower sales prices could result in lower margins as the Company sells through existing inventory. As a result, changes in the prices paid by the Company for products could have a material effect on the Company’s net sales, gross margins and net income.

New Accounting Pronouncements

For information about recently issued accounting pronouncements, see Item 8, Note 2—“Summary of Significant Accounting Policies.”

Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted EBITDA and Free Cash Flow (the “Non-GAAP table”)

The Non-GAAP table below presents Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings per Share, Adjusted EBITDA and Free Cash Flow for the twelve months ended December 31, 2017, 2016 and 2015. These non-GAAP measures exclude certain non-recurring items and exclude other items that do not reflect the Company’s ongoing operations, and are included to provide investors with useful information about the financial performance of the business. The presented non-GAAP financial measures should not be considered in isolation or as substitutes for the comparable GAAP financial measures. The non-GAAP financial measures do not reflect all of the amounts associated with the results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate the results of operations in conjunction with the corresponding GAAP financial measures.

In order to calculate the non-GAAP measures, management excludes the following items to the extent they occur in the reporting period, to facilitate the comparison of current and prior year results and ongoing operations, as management believes these items do not reflect the underlying cost structure of the business. These items can vary significantly in amount and frequency.

•

Restructuring charges. Workforce reduction and facility closure charges such as employee termination costs, facility closure and consolidation costs, and other costs directly associated with shifting business strategies or business conditions that are part of a restructuring program.

Restructuring actions were taken in 2015 and had impacts during both 2016 and 2015 (refer to Item 8, Note 7—“Severance and Restructuring Charges”).

•

Gain or loss on sale of assets or businesses. Sales of assets, such as buildings or equipment, and businesses can cause gains or losses. These transactions occur as the Company is repositioning its business and reviewing its cost structure.

The Company recognized a gain on the sale of its City of Industry facility in 2016 (refer to Item 8, Note 12—“Leases, Contractual Obligations and Contingencies”), a loss on the sale and related impairment of intangible assets of the operations in Mexico in 2015 and an impairment of the seller notes related to the sale of the software services provider in 2015.

•	Severance costs for operating leadership. Employee termination costs related to members of the Company’s operating leadership team are excluded as they are based upon individual agreements.

In 2016, the Company recorded a charge related to the severance of two operating leaders which were not part of a restructuring program.

•	Asset impairments. Changes in strategy or macroeconomic events may cause asset impairments.

During 2017, the Company recorded goodwill impairments which resulted from declines in sales, earnings and market capitalization (refer to Note 6—“Goodwill and Intangible Assets”). In 2015, the Company recorded impairment and accelerated amortization of its trademarks upon the announcement of its rebranding effort. The Company recorded impairment of goodwill and intangible assets, as well as an increase in reserves for obsolete inventory, based on a strategic review of the Industrial business unit in 2015.

•	Other actions. Actions, which may be non-recurring events, that result from the changing strategies and needs of the Company and do not reflect the underlying expense of the on-going business.

In 2017, other actions include transformational expenses, a litigation charge (refer to Note 18—“Legal Matters”), the one-time impact due to the December 2017 passage of tax reform and a gain reflecting receipt of payment on notes receivable impaired in 2015. In 2016, other actions included settlement charges related to a defined benefit plan settlement, litigation charges, the tax impact of dividends from a foreign subsidiary and reserves related to prior year uncertain tax positions.

Adjusted gross profit, adjusted operating expenses and adjusted operating income. Adjusted gross profit, adjusted operating expenses and adjusted operating income provide management and investors with an understanding of the results from the primary operations of the business by excluding the effects of items described above that do not reflect the ordinary expenses and earnings of operations. Adjusted operating expenses and adjusted operating income are used to evaluate the period-over-period operating performance as they are more comparable measures of the continuing business. These measures may be useful to an investor in evaluating the underlying operating performance of the business.

Adjusted net income and adjusted diluted earnings per share. Adjusted net income and adjusted diluted earnings per share provide a more comparable view of the Company’s underlying performance and trends than the comparable GAAP measures. Net income and diluted earnings per share are adjusted for the effect of items described above that do not reflect the ordinary earnings of operations.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). Adjusted EBITDA is helpful in evaluating the Company’s operating performance and is used by management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting. Net income is adjusted for the effect of interest, taxes, depreciation and amortization and stock-based compensation expense. Management believes that adjusted EBITDA is commonly used by investors to evaluate operating performance between competitors because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Free cash flow. Free cash flow is useful to management and investors as it is a measure of the Company’s liquidity. It provides a more complete understanding of factors and trends affecting cash flows than the comparable GAAP measure. Net cash provided by (used in) operating activities and net cash provided by (used in) investing activities are aggregated and adjusted to exclude acquisitions, net of cash acquired and divestitures.

	For the Years Ended December 31,
	2017	2016	2015
Gross profit	$706,054	$759,861	$836,495
Industrial inventory obsolescence reserve	—	—	4,887

Adjusted gross profit	$706,054	$759,861	$841,382

Operating expenses	$949,446	$642,335	$806,712
Impairment of goodwill (Note 6)	(285,166)	—	—
Transformational expenses	(19,745)	—	—
Litigation reserve (Note 18)	(9,000)	(4,000)	—
Recovery of notes receivable	300	—	—
Gain on sale of City of Industry facility (Note 12)	—	20,541	—
Defined benefit plan settlement charge	—	(12,510)	—
Severance costs for operating leadership	—	(1,245)	—
Impairment of Industrial goodwill and intangible assets	—	—	(115,825)
Restructuring charges (Note 7)	—	956	(18,575)
Loss on disposition of business and related costs	—	—	(16,999)
Impairment of assets and accelerated amortization related to rebranding	—	—	(11,981)
Impairment of seller notes	—	—	(10,738)

Adjusted operating expenses	$635,835	$646,077	$632,594

Operating (loss) income	$(243,392)	$117,526	$29,783
Gross profit and operating expense adjustments noted above	313,611	(3,742)	179,005

Adjusted operating income	$70,219	$113,784	$208,788

	For the Years Ended December 31,
	2017	2016	2015
Net (loss) income	$(266,981)	$63,852	$(44,342)
Gross profit and operating expense adjustments noted above	313,611	(3,742)	179,005
Non-GAAP tax provision on adjustments
Impairment of goodwill (Note 6)	(13,356)	—	—
Transformational expenses	(7,655)	—	—
Litigation reserve (Note 18)	(3,488)	(1,508)	—
Tax reform adjustment	2,545	—	—
Recovery of notes receivable	118	—	—
Gain on sale of City of Industry facility (Note 12)	—	1,138	—
Defined benefit plan settlement charge	—	(4,705)	—
Dividend from foreign entity	—	1,666	—
Severance costs for operating leadership	—	(469)	—
State income tax reserve adjustment	—	417	—
Impairment of Industrial goodwill and intangible assets	—	—	(2,636)
Restructuring charges (Note 7)	—	357	(7,059)
Loss on disposition of business and related costs	—	—	49
Impairment of assets and accelerated amortization related to rebranding	—	—	(4,552)
Impairment of seller notes	—	—	(4,080)

Income tax provision on adjusted net income	(21,836)	(3,104)	(18,278)

Adjusted net income	$24,794	$57,006	$116,385

Diluted (loss) earnings per share(1)	$(7.23)	$1.73	$(1.17)
Per share gross profit and operating expense adjustments noted above	8.49	(0.10)	4.78
Non-GAAP tax provision on adjustments	(0.59)	(0.09)	(0.53)

Adjusted diluted net income per share	$0.67	$1.54	$3.08

Net (loss) income	$(266,981)	$63,852	$(44,342)
Income tax (benefit) expense	(2,029)	30,803	54,541
Interest expense, net	25,618	22,871	19,584
Depreciation and amortization	43,302	45,527	48,675
Equity compensation expense	7,295	10,202	7,895
Gross profit and operating expense adjustments noted above	313,611	(3,742)	179,005

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)	$120,816	$169,513	$265,358

Net cash provided by operating activities	$185,543	$130,942	$162,734
Less: Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Add: Acquisitions, net of cash acquired	—	—	40,515
Less: Sale of equity investment	—	—	(612)

Free cash flow	$147,088	$127,173	$134,708

(1)	Diluted earnings per share for 2017 and 2015 under GAAP reflect an adjustment to the basic earnings per share due to the net loss. The diluted earnings per share shown here do not reflect this adjustment.

ITEM 7A. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is subject to market risk associated principally with changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

The Company’s exposure to interest rate risk is principally limited to the Company’s outstanding debt at December 31, 2017 and 2016, of $498.1 million and $609.0 million, respectively. As of December 31, 2017 and 2016, the Company had $254.4 million and $310.4 million of outstanding debt with interest based on variable market rates, respectively. However, in December 2017, the Company entered into an interest rate swap to partially hedge exposure to interest rate fluctuations in the future. As of December 31, 2017 and 2016, the overall weighted average effective borrowing rate of the Company’s debt was 3.5% and 2.5%, excluding the impact of commitment and letter of credit fees, respectively. A 50 basis point movement in interest rates, would result in a $1.3 million increase or decrease in annualized interest expense and cash flows from operations.

Foreign Currency Exchange Rate Risk

The Company’s foreign currency exchange rate risk is limited principally to the Canadian Dollar, Hong Kong Dollar and the Arab Emirate Dirham due to its operations in those countries. Many of the products the Company sells in those countries are purchased in U.S. dollars, while the sale is invoiced in the local currency. The Company’s foreign currency exchange rate risk is not material to its financial position, results of operations and cash flows. However, the Company does enter into foreign currency forward contracts from time to time to hedge the exposure to the Canadian Dollar.

ITEM 8. FINANCIAL	STATEMENTS AND SUPPLEMENTARY DATA.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to mean a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 in relation to the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and the Company’s overall control environment. That assessment was supported by testing and monitoring performed both by the Company’s Internal Audit organization and its Finance organization.

Based on that assessment, management concluded that as of December 31, 2017, the Company’s internal control over financial reporting was effective. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on the Consolidated Financial Statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as stated in their report which appears on the following page of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Essendant Inc.

Opinion on Internal Control over Financial Reporting

We have audited Essendant Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Essendant Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Essendant Inc. and subsidiaries as of December 31, 2017 and 2016, and the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”) and our report dated February 21, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 21, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Essendant Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Essendant Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1995.

Chicago, Illinois

February 21, 2018

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31
	2017	2016	2015
Net sales	$5,037,327	$5,369,022	$5,363,046
Cost of goods sold	4,331,273	4,609,161	4,526,551

Gross profit	706,054	759,861	836,495
Operating expenses:
Warehousing, marketing and administrative expenses	664,280	629,825	675,913
Defined benefit plan settlement loss	—	12,510	—
Impairments of goodwill and intangible assets	285,166	—	129,338
Loss on disposition of business	—	—	1,461

Operating (loss) income	(243,392)	117,526	29,783
Interest expense	26,696	24,143	20,580
Interest income	(1,078)	(1,272)	(996)

(Loss) income before income taxes	(269,010)	94,655	10,199
Income tax (benefit) expense	(2,029)	30,803	54,541

Net (loss) income	$(266,981)	$63,852	$(44,342)

Net (loss) income per share—basic:
Net (loss) income per share—basic	$(7.27)	$1.75	$(1.18)

Average number of common shares outstanding—basic	36,729	36,580	37,457
Net (loss) income per share—diluted:
Net (loss) income per share—diluted	$(7.27)	$1.73	$(1.18)

Average number of common shares outstanding—diluted	36,729	36,918	37,457
Dividends declared per share	$0.56	$0.56	$0.56

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(dollars in thousands)

	For the Years Ended December 31,
	2017	2016	2015
Net (loss) income	$(266,981)	$63,852	$(44,342)
Other comprehensive income (loss), net of tax
Translation adjustments	2,506	1,427	(9,075)
Translation loss realized through disposition of business	—	—	11,132
Minimum pension liability adjustments	(6,685)	9,682	3,271
Cash flow hedge adjustments	(378)	26	(128)

Total other comprehensive (loss) income, net of tax	(4,557)	11,135	5,200

Comprehensive (loss) income	$(271,538)	$74,987	$(39,142)

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	As of December 31, 2017	As of December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$28,802	$21,329
Accounts receivable, less allowance for doubtful accounts of $17,102 in 2017 and $18,196 in 2016	619,200	678,184
Inventories	821,683	876,837
Other current assets	43,044	32,100

Total current assets	1,512,729	1,608,450
Property, plant and equipment, at cost
Land	6,634	6,634
Buildings	50,593	50,622
Fixtures and equipment	370,628	353,362
Leasehold improvements	37,763	37,147
Capitalized software costs	101,081	97,010

Total property, plant and equipment	566,699	544,775
Less: accumulated depreciation and amortization	433,906	416,524

Net property, plant equipment	132,793	128,251
Intangible assets, net	73,441	83,690
Goodwill	13,153	297,906
Other long-term assets	42,134	45,209

Total assets	$1,774,250	$2,163,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$500,883	$484,602
Accrued liabilities	189,916	197,804
Current maturities of long-term debt	6,079	28

Total current liabilities	696,878	682,434
Deferred income taxes	1,192	6,378
Long-term debt	492,044	608,941
Other long-term liabilities	89,222	84,647

Total liabilities	1,279,336	1,382,400
Stockholders’ equity:
Common stock, $0.10 par value; authorized—100,000,000 shares, issued—74,435,628 shares in 2017 and 2016	7,444	7,444
Additional paid-in capital	412,987	409,805
Treasury stock, at cost—36,811,366 shares in 2017 and 36,951,522 shares in 2016	(1,093,813)	(1,096,744)
Retained earnings	1,219,309	1,507,057
Accumulated other comprehensive loss	(51,013)	(46,456)

Total stockholders’ equity	494,914	781,106

Total liabilities and stockholders’ equity	$1,774,250	$2,163,506

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands, except share data)

					Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Revised)*	Total Stockholders’ Equity (Revised)*
	Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount
As of December 31, 2014	74,435,628	$7,444	(35,719,041)	$(1,042,501)	$412,291	$(62,791)	$1,529,224	$843,667

Net loss	—	—	—	—	—	—	(44,342)	(44,342)
Unrealized translation adjustments	—	—	—	—	—	(9,075)	—	(9,075)
Translation loss realized through disposition of business	—	—	—	—	—	11,132	—	11,132
Minimum pension liability adjustments, net of tax expense of $2,071	—	—	—	—	—	3,271	—	3,271
Unrealized loss on cashflow hedges, net of tax benefit of $135	—	—	—	—	—	(128)	—	(128)

Other comprehensive income	—	—	—	—	—	5,200	(44,342)	(39,142)
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(21,061)	(21,061)
Acquisition of treasury stock	—	—	(1,822,227)	(67,446)	—	—	—	(67,446)
Stock compensation	—	—	362,874	9,080	(1,364)	—	—	7,716

As of December 31, 2015	74,435,628	$7,444	(37,178,394)	$(1,100,867)	$410,927	$(57,591)	$1,463,821	$723,734

Net income	—	—	—	—	—	—	63,852	63,852
Unrealized translation adjustments	—	—	—	—	—	1,427	—	1,427
Minimum pension liability adjustments, net of tax expense of $6,135	—	—	—	—	—	9,682	—	9,682
Unrealized gain on cashflow hedges, net of tax expense of $52	—	—	—	—	—	26	—	26

Other comprehensive income	—	—	—	—	—	11,135	63,852	74,987
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(20,616)	(20,616)
Acquisition of treasury stock	—	—	(241,270)	(6,839)	—	—	—	(6,839)
Stock compensation	—	—	468,142	10,962	(1,122)	—	—	9,840

As of December 31, 2016	74,435,628	$7,444	(36,951,522)	$(1,096,744)	$409,805	$(46,456)	$1,507,057	$781,106

Net loss	—	—	—	—	—	—	(266,981)	(266,981)
Unrealized translation adjustments	—	—	—	—	—	2,506	—	2,506
Minimum pension liability adjustments, net of tax benefit of $2,301	—	—	—	—	—	(6,685)	—	(6,685)
Unrealized loss on cashflow hedges, net of tax benefit of $110	—	—	—	—	—	(378)	—	(378)

Other comprehensive income	—	—	—	—	—	(4,557)	(266,981)	(271,538)
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(20,767)	(20,767)
Stock compensation	—	—	140,156	2,931	3,182	—	—	6,113

As of December 31, 2017	74,435,628	$7,444	(36,811,366)	$(1,093,813)	$412,987	$(51,013)	$1,219,309	$494,914

*	Revised in 2015 for the impact of the changes in accounting principle related to inventory accounting.

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,
	2017	2016	2015
Cash Flows From Operating Activities:
Net (loss) income	$(266,981)	$63,852	$(44,342)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	32,497	33,289	33,532
Amortization of intangible assets	10,805	12,238	15,143
Share-based compensation	7,295	10,202	7,895
(Gain) loss on the disposition of property, plant and equipment	(1,197)	(20,965)	1,959
Amortization of capitalized financing costs	1,433	681	875
Excess tax cost (benefit) related to share-based compensation	—	1,034	(479)
Impairment of goodwill	285,166	—	—
Change in contingent consideration	(4,457)	—	—
Loss on sale of equity investment	—	—	33
Asset impairment charge	—	—	155,603
Deferred income taxes	(8,900)	(10,624)	(23,162)
Pension settlement charge	—	12,510	—
Changes in operating assets and liabilities (net of acquisitions):
Decrease (increase) in accounts receivable, net	59,304	38,499	(9,986)
Decrease (increase) in inventory	55,751	47,148	(12,467)
Increase in other assets	(2,611)	(12,631)	(5,313)
Increase (decrease) in accounts payable	16,478	(47,262)	41,329
Increase in accrued liabilities	4,234	17,534	1,077
(Decrease) increase in other liabilities	(3,274)	(14,563)	1,037

Net cash provided by operating activities	185,543	130,942	162,734
Cash Flows From Investing Activities:
Capital expenditures	(38,579)	(37,709)	(28,325)
Proceeds from the disposition of property, plant and equipment	124	33,940	153
Proceeds from the disposition of a subsidiary	—	—	146
Acquisitions, net of cash acquired	—	—	(40,515)
Sale of equity investment	—	—	612

Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Cash Flows From Financing Activities:
Net borrowings (repayments) under revolving credit facility	20,872	(108,052)	4,577
Borrowings under Term loan	77,600	—	—
Repayments under Term loan	(4,554)	—	—
Net repayments under Securitization program	(200,000)	—	—
Net (disbursements) proceeds from share-based compensation arrangements	(1,320)	554	(770)
Acquisition of treasury stock, at cost	—	(6,839)	(68,055)
Payment of cash dividends	(20,726)	(20,487)	(21,185)
Excess tax (cost) benefits related to share-based compensation	—	(1,034)	479
Payment of debt issuance costs	(6,330)	(106)	(36)
Contingent consideration	(5,543)	—	—

Net cash used in financing activities	(140,001)	(135,964)	(84,990)
Effect of exchange rate changes on cash and cash equivalents	386	137	(644)

Net change in cash and cash equivalents	7,473	(8,654)	9,171
Cash and cash equivalents, beginning of period	21,329	29,983	20,812

Cash and cash equivalents, end of period	$28,802	$21,329	$29,983

Cash Paid During the Year For:
Interest	23,735	22,901	19,275
Income tax payments, net	24,342	32,151	76,330

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

The accompanying Consolidated Financial Statements represent Essendant Inc. (“ESND”) with its wholly owned subsidiary Essendant Co. (“ECO”), and ECO’s subsidiaries (collectively, “Essendant” or the “Company”). The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of ESND and its subsidiaries. The Company operates in a single reportable segment as a leading national distributor of workplace items, with net sales of approximately $5.0 billion for the year ended December 31, 2017. The Company provides access to approximately 170,000 items. These items include a broad spectrum of janitorial, foodservice and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. The Company sells its products through a distribution network of 70 distribution centers to its approximately 29,000 reseller customers, who in turn sell directly to end-consumers. The Company’s customers include resellers in the independent reseller channel, including: office and workplace dealers, facilities and maintenance resellers, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. For all acquisitions, account balances and results of operations are included in the Consolidated Financial Statements as of the date acquired.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company periodically reevaluates these significant factors and makes adjustments where facts and circumstances dictate.

Revenue Recognition

Revenue is recognized when a service is rendered or when title to the product has transferred to the customer. Management records an estimate for future product returns related to revenue recognized in the current period. This estimate is based on historical product return trends and the gross margin associated with those returns. Management also records customer rebates that are based on annual sales volume to the Company’s customers. Annual rebates earned by customers include growth components, volume hurdle components, and advertising allowances.

Shipping and handling costs billed to customers are treated as revenues and recognized at the time title to the product has transferred to the customer. Freight costs are included in the Company’s Consolidated Financial Statements as a component of cost of goods sold and are not netted against shipping and handling revenues. Net sales do not include sales tax charged to customers.

Customer Rebates

Customer rebates and discounts are common practice in the business products industry and have a significant impact on the Company’s overall sales and gross margin. Customer rebates include volume rebates, sales growth incentives, advertising allowances, participation in promotions and other miscellaneous discount programs. These rebates are paid to customers monthly, quarterly and/or annually. Such rebates are reported in the Consolidated Financial Statements as a reduction of sales. Prepaid customer rebates were $40.7 million and $47.9 million as of December 31, 2017 and 2016, respectively, and are included as a component of “Other current assets” and “Other assets”. Accrued customer rebates were $49.2 million and $65.3 million as of December 31, 2017 and 2016, respectively, and are included as a component of “Accrued liabilities” in the Consolidated Balance Sheets.

Share-Based Compensation

At December 31, 2017, the Company had two active share-based employee compensation plans covering key associates and/or non-employee directors of the Company. See Note 5—“Share-Based Compensation” to the Consolidated Financial Statements for more information.

Cash Equivalents

Under the Company’s cash management system, the Company utilizes available borrowings, on an as-needed basis, to fund the clearing of checks as they are presented for payment. As of December 31, 2017, and 2016, outstanding checks totaling $35.6 million and $34.3 million, respectively, were included in “Accounts payable” in the Consolidated Balance Sheets.

Accounts Receivable

In the normal course of business, the Company extends credit to customers. Accounts receivable, as shown in the Consolidated Balance Sheets, include such trade accounts receivable and are net of allowances for doubtful accounts and anticipated discounts. Management estimates an allowance for doubtful accounts, which addresses the collectability of trade accounts receivable. This allowance adjusts gross trade accounts receivable downward to its estimated collectible or net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company’s trade accounts receivable aging. Uncollectible trade receivable balances are written off against the allowance for doubtful accounts when it is determined that the trade receivable balance is uncollectible. The allowance for doubtful accounts totaled $17.1 million and $18.2 million as of December 31, 2017 and 2016, respectively.

Supplier Allowances

Supplier allowances (fixed or variable) are common practice in the business products industry and have a significant impact on the Company’s overall gross margin. Receivables related to supplier allowances totaled $90.8 million and $86.9 million as of December 31, 2017 and 2016, respectively. These receivables are included in “Accounts receivable” in the Consolidated Balance Sheets.

The majority of the Company’s annual supplier allowances and incentives are variable, based solely on the volume and mix of the Company’s product purchases from suppliers. These allowances are recorded based on the Company’s annual inventory purchase volumes and product mix and are included in the Company’s Consolidated Financial Statements as a reduction to cost of goods sold, thereby reflecting the net inventory purchase cost. The remaining portion of the Company’s annual supplier allowances and incentives are fixed and are earned based primarily on supplier participation in specific Company advertising and marketing publications. Fixed allowances and incentives are recognized in income through cost of goods sold as inventory is sold. Supplier allowances and incentives attributable to unsold inventory are carried as a component of net inventory cost.

Inventories

Approximately 98.0% and 98.3% of total inventory as of December 31, 2017 and December 31, 2016, respectively, has been valued under the Last-In-First-Out (“LIFO”) method. An actual valuation of inventory under the LIFO method can be made only at the end of each fiscal year based on the inventory levels and costs at that time. Interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs, and are subject to the final year-end LIFO inventory valuation. Inventory valued under the LIFO accounting method is recorded at the lower of cost or market. If the Company had valued its entire inventory under the lower of First-In-First-Out (“FIFO”) cost or market, inventory would have been $159.3 million and $147.9 million higher than reported as of December 31, 2017 and December 31, 2016, respectively.

The change in the LIFO reserve in 2017 included LIFO liquidations. These decrements resulted in liquidation of LIFO inventory quantities carried at lower costs in prior years compared with the cost of current year purchases. This liquidation resulted in LIFO income of $1.7 million, which was more than offset by LIFO expense of $13.1 million related to current inflation, for an overall net increase in cost of sales of $11.4 million. LIFO liquidations occur when there are decrements of LIFO inventory quantities carried at lower costs in prior years compared with the cost of current year purchases.

The change in the LIFO reserve in 2016 included LIFO liquidations. This liquidation resulted in LIFO income of $0.8 million which was more than offset by LIFO expense of $2.4 million related to current inflation for an overall net increase in cost of sales of $1.6 million.

The change in the LIFO reserve in 2015 included LIFO liquidations. This liquidation resulted in LIFO income of $1.1 million which was more than offset by LIFO expense of $7.8 million related to current inflation for an overall net increase in cost of sales of $6.7 million.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets. The estimated useful life assigned to fixtures and equipment is from two to ten years; the estimated useful life assigned to buildings does not exceed forty years; leasehold improvements are amortized over the lesser of their useful lives or the term of the applicable lease. Repair and maintenance costs are charged to expense as incurred.

Software Capitalization

The Company capitalizes internal use software development costs following the preliminary project stage completion, when the project completion and usage of resulting software is probable. Amortization is recorded on a straight-line basis over the estimated useful life of the software, generally not to exceed ten years. Capitalized software amortization was $9.0 million, $8.8 million and $8.5 million in the years ended December 31, 2017, 2016 and 2015, respectively. Capitalized software is included in “Property, plant and equipment” on the Consolidated Balance Sheets. The total net capitalized software development costs are as follows (in thousands):

	As of December 31,
	2017	2016
Capitalized software development costs	$101,081	$97,010
Accumulated amortization	(76,754)	(71,617)

Net capitalized software development costs	$24,327	$25,393

Goodwill and Intangible Assets

As of December 31, 2017 and 2016, the Company’s Consolidated Balance Sheets reflected $13.2 million and $297.9 million of goodwill, and $73.4 million and $83.7 million in net intangible assets, respectively. See Note 6—“Goodwill and Intangible Assets” to the consolidated financial statements for more information.

Insured Loss Liability Estimates

The Company is primarily responsible for retained liabilities related to workers’ compensation, vehicle, and certain employee health benefits. The Company records expenses for paid and open claims and an expense for claims incurred but not reported based upon historical trends and certain assumptions about future events. In addition, the Company has a per-occurrence maximum on worker’s compensation and auto claims.

Leases

The Company leases real estate and personal property under operating leases. Certain operating leases include incentives from landlords including, landlord “build-out” allowances, rent escalation clauses and rent holidays or periods in which rent is not payable for a certain amount of time. The Company accounts for landlord “build-out” allowances as deferred rent at the time of possession and amortizes this deferred rent on a straight-line basis over the term of the lease.

The Company also recognizes leasehold improvements associated with the “build-out” allowances and amortizes these improvements over the shorter of the term of the lease or the expected life of the respective improvements. The Company accounts for rent escalation and rent holidays as deferred rent at the time of possession and amortizes this deferred rent on a straight-line basis over the term of the lease. As of December 31, 2017, any capital leases to which the Company is a party were immaterial to the Company’s financial statements.

Pension Obligations

Calculating the Company’s obligations and expenses related to its union and non-union pension obligation requires selection and use of certain actuarial assumptions. Actuarial assumptions include discount rates, expected long-term rates of return on plan assets, and life expectancy of plan participants. To select the appropriate actuarial assumptions, management relies on current market conditions and historical information. Pension expense, exclusive of settlement and remeasurement expenses, was $4.2 million for 2017, compared to $5.1 million and

$5.4 million in 2016 and 2015, respectively. In 2016, as a result of a lump sum offer, a settlement and remeasurement of the Essendant Pension Plan was performed and resulted in a settlement loss of $12.5 million, for an aggregate pension expense of $17.6 million. Refer to Note 13—“Pension Plans and Defined Contribution Plan” for further detail.

Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable (net), foreign exchange hedge assets, accounts payable, debt, and long-term interest swap liability, approximates their net carrying values.

The fair value of the foreign exchange hedge is estimated based upon quoted market rates and the fair value of the interest rate swap is estimated based upon the amount that the Company would receive or pay to terminate the agreements as of December 31 of each year. See Note 17—“Fair Value Measurements”, for further information.

Derivative Financial Instruments

The Company’s risk management policies allow for the use of derivative financial instruments to manage foreign currency exchange rate and interest rate exposure subject to the management, direction and control of its financial officers. Risk management practices, including the use of all derivative financial instruments, are presented to the Board of Directors for approval. The policies do not allow such derivative financial instruments to be used for speculative purposes. All derivatives are recognized on the balance sheet date at their fair value.

In December 2017, the Company entered into a $100 million interest rate swap to convert a portion of the Company’s floating-rate debt to a fixed-rate basis. The Company’s interest rate swap is classified as a cash flow hedge in accordance with accounting guidance on derivative instruments and hedging activities as it is hedging the variability of cash flow to be paid by the Company. Fair value is determined by using quoted market forward rates (level 2 inputs) and reflect the present value of the amount that the Company would pay for contracts involving the same notional amounts and maturity dates. The changes in fair value of this instrument are reported in Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in interest expense in the same periods during which the related interest payments on the hedged debt affect earnings. This swap matures in December 2022. Approximately 28% of the Company’s outstanding variable debt as of December 31, 2017 is fixed with the issuance of the $100 million interest rate swap.

The Company uses foreign currency exchange contracts to hedge certain of its foreign exchange rate exposures related to inventory purchases, and classifies the designation contracts as cash flow hedges. Changes in the fair value are recorded in other comprehensive income, net of tax, until earnings are affected by the forecasted transaction or the variability of cash flow, and then are reported in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company formally assesses, at both the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, then hedge accounting would be discontinued prospectively in accordance with accounting guidance on derivative instruments and hedging activities.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the accounting guidance for income taxes. The Company estimates actual current tax expense and assesses temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These temporary differences result in the recognition of deferred tax assets and liabilities. Historically, a provision has not been made for deferred U.S. income taxes on the undistributed earnings in all but two of the Company’s foreign subsidiaries as these earnings have historically been permanently invested. A liability was previously recorded in purchase accounting for the undistributed earnings of the subsidiary as of the date of the acquisition.

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act requires companies to pay a one-time transition tax on certain foreign sourced earnings. At December 31, 2017, while the Company has not completed the accounting for the tax effects of enactment of the Act, the Company has made a reasonable estimate of the effects of the one-time transition tax. As such the Company recognized a provisional amount of $1.9 million which is included as a component of income tax expense from continuing operations. The provisional amount covered estimated, accumulated post-1986 deferred foreign income of $31.5 million and was net of reduced foreign tax credits and tax liabilities previously recorded in purchase accounting at prior acquisition dates. Notwithstanding the recordation of the impact of the transition tax, the Company remains permanently invested in the subsidiaries in foreign jurisdictions. Essendant will continue to monitor the foreign and domestic capital and liquidity needs in the future to determine if changes are required.

The 2017 Act also lowered the statutory corporate tax rate from 35% to 21%. This resulted in the remeasurement of the Company’s federal net deferred tax assets and the recordation of a reasonable provisional estimate of additional tax expense of $0.7 million.

As the Company completes the analysis of the 2017 Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, Essendant may make adjustments to the provisional amounts. Those adjustments may materially impact the provision for income taxes in the period in which the adjustments are made.

The current and deferred tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects the Company’s best estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of tax laws, and tax planning. Future changes in tax laws, changes in projected levels of taxable income, and tax planning could impact the effective tax rate and current and deferred tax balances recorded by the Company. Management’s estimates as of the date of the Consolidated Financial Statements reflect its best judgment giving consideration to all currently available facts and circumstances. As such, these estimates may require adjustment in the future, as additional facts become known or as circumstances change. Further, in accordance with the accounting guidance on income taxes, the tax effects from uncertain tax positions are recognized in the Consolidated Financial Statements, only if it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. See Note 15—“Income Taxes” to the consolidated financial statements for more information.

Foreign Currency Translation

The functional currency for the Company’s foreign operations is the local currency. Assets and liabilities of these operations are translated into U.S. currency at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in other comprehensive income or (loss) in the Consolidated Statements of Comprehensive Income as a separate component of stockholders’ equity. Income and expense items are translated at average monthly rates of exchange. Realized gains and losses from foreign currency transactions included a $11.1 million loss related to the sale of the Mexican subsidiary in 2015.

New Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under the new guidance, when equity awards vest or are settled, companies are required to record excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement instead of in additional paid-in capital. Furthermore, excess tax benefits are presented as an operating activity on the statement of cash flows rather than as a financing activity. On January 1, 2017, the Company adopted this standard which resulted in $1.3 million of incremental tax expense for the year, net of the effects of tax reform, due to excess tax deficiencies of vested or settled awards. Furthermore, the adoption of the standard by the Company resulted in changes in the calculation of the effect of dilutive securities for purposes of calculating diluted net income per share, which was immaterial in the period and Condensed Consolidated Statement of Cash Flows presentation changes. The Company has elected to apply guidance concerning cash flow presentation on a prospective basis and to continue to estimate the number of awards expected to be forfeited.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step of the two-step goodwill impairment test. Specifically, the standard requires an entity to perform its interim or annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized could not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The Company early adopted the standard in the quarter ended March 31, 2017 when an interim impairment test was conducted as further discussed in Note 6—“Goodwill and Intangible Assets”.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period.

Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The Company will adopt the standard using the modified retrospective approach, which will require the Company to recognize the cumulative effect of initial adoption of the standard for all contracts as of, and new contracts after, the date of initial application on January 1, 2018.

Based on the Company’s completed assessment and detailed review of the revenue transactions of the organization with its customers, the impact of the application of the new standard is expected to be immaterial upon adoption with an insignificant cumulative effect adjustment recorded to retained earnings on January 1, 2018. The Company expects revenue recognition related to the processing, fulfillment and shipment of various warehoused goods to remain substantially unchanged. The Company also expects disclosure changes which will be included beginning in 2018.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. This standard amends and adjusts how cash receipts and cash payments are presented and classified in the statement of cash flows and is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and will require adoption on a retrospective basis unless impracticable. If impracticable the Company would be required to apply the amendments prospectively as of the earliest date possible. The Company believes the impact of adoption of the new standard will be immaterial.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard requires registrants that include a measure of operating income to include the service cost component in the same financial statement line item as other compensation costs and to report other pension-related costs, including amortization of prior service cost/credit, and settlement and curtailment effects, etc. separately, excluding them from operating expenses and income. The ASU also stipulates that only the service cost component of net benefit cost is eligible for capitalization. Application of the standard is required to be made on a retrospective basis for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement while the change in capitalized benefit cost is to be applied prospectively. This standard will be effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, and early application is permitted as of the beginning of an annual period. The Company is currently evaluating the new guidance to determine the impact it will have on the presentation of the Company’s consolidated financial statements, but does not expect an impact on net income.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), that requires lessees to recognize right-of-use assets and lease liabilities for all leases other than those that meet the definition of short-term leases. For short-term leases, lessees may elect an accounting policy by class of underlying asset under which these assets and liabilities are not recognized and lease payments are generally recognized over the lease term on a straight-line basis. This standard will be effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements, but expects the impact to the Company’s consolidated balance sheet to be significant.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This update provides guidance concerning the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and expands the ability to apply hedge accounting to financial and nonfinancial risk components. Additionally, the standard eliminates the need to separately measure and report hedge ineffectiveness and generally requires the entire change in fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The amendments in the standard are effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The standard addresses the “stranded” tax effects resulting from the 2017 Tax Act in accumulated other comprehensive income. The effect of changes in tax laws or rates included in income from continuing operations are unaffected. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. Disclosures are required in the period of adoption. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. This standard replaces the incurred loss methodology previously employed to measure credit losses for most financial assets and requires the use of a forward-looking expected loss model. Current accounting delays the recognition of credit losses until it is probable a loss has been incurred, while the update will require financial assets to be measured at amortized costs less a reserve and equal to the net amount expected to be collected. This standard will be effective for annual periods beginning after December 15, 2019, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3.  Change in Accounting Principles

Change in Method of Accounting for Inventory Valuation

In 2015, the Company changed its method of inventory costing for certain inventory in its Office and Facilities operating segment to the LIFO method from the FIFO accounting method. Prior to the change, the Office and Facilities operating segment was comprised of two separate legal entities that each utilized different methods of inventory costing: LIFO for inventories comprised mainly of office product and breakroom categories and FIFO for inventories consisting of the janitorial product category. The LIFO method is preferable because i) the Company was executing an initiative to combine the office products and janitorial categories onto a single information technology and operating platform, ii) it allows for consistency in financial reporting (all domestic inventories are on LIFO), and iii) it allows for better matching of costs and revenues as historical inflationary inventory acquisition prices are expected to continue in the future and the LIFO method uses the current acquisition cost to value cost of goods sold. The change was reported through retrospective application of the new accounting policy to all periods presented. The impact of the change in the method of inventory costing for certain inventory in 2015 was a $4.2 million decrease to cost of goods sold, $2.3 million increase to net income, and $0.06 increase in basic and diluted EPS.

4.  Acquisitions & Dispositions

Nestor Sales LLC

On July 31, 2015, Essendant Co. completed the acquisition of 100% of the capital stock of Nestor Sales LLC (“Nestor”), a leading wholesaler and distributor of tools, equipment and supplies to the transportation industry. The purchase price was $41.8 million. This acquisition was funded through a combination of cash on hand and cash available under the Company’s revolving credit facility. Purchase accounting for this transaction was completed as of June 30, 2016.

Nestor contributed $69.0 million and $64.9 million to the Company’s 2017 and 2016 net sales, respectively. Had the Nestor acquisition been completed as of the beginning of 2015, the Company’s unaudited pro forma net sales and net income for the twelve-month periods ended December 31, 2015 would not have been materially impacted.

The final allocation of the purchase price was as follows (amounts in thousands):

Purchase price, net of cash acquired	$39,983

Accounts receivable	(9,230)
Inventories	(12,067)
Other current assets	(339)
Property, plant and equipment, net	(1,251)
Other assets	(752)
Intangible assets	(16,930)

Total assets acquired	(40,569)
Accounts payable	4,992
Accrued liabilities	1,943
Deferred income taxes	3,287
Other long-term liabilities	76

Total liabilities assumed	10,298

Goodwill	$9,712

The purchased identifiable intangible assets were as follows (amounts in thousands):

	Total	Estimated Life
Customer lists	$15,570	13 years
Trademark	1,360	2.5-15 years

Total	$16,930

Disposition of Azerty de Mexico

In September 2015, the Company completed the 100% stock-sale of its subsidiary, Azerty de Mexico, to the local general manager. The sale price was a combination of cash and a seller’s note, totaling $8.7 million. Final payment on the seller’s note was received in 2016. When the decision to sell the subsidiary was approved, in accordance with ASC 360-10-45-9 Property, Plant, and Equipment, Azerty de Mexico met all of the criteria to be classified as a held-for-sale asset disposal group. In accordance with ASC 350-20-40, Intangibles—Goodwill and Other, the Company allocated a proportionate share of the goodwill balance from the Office and Facilities reporting unit based on the subsidiary’s relative fair value to the reporting unit and performed an impairment test for the allocated goodwill utilizing the cost approach to value the subsidiary. Based upon the impairment test, the $3.3 million of goodwill allocated to the subsidiary was determined to be fully impaired. Additionally, in conjunction with classifying the subsidiary as a held-for-sale asset disposal group, the Company revalued the subsidiary to fair value using the cost-approach method less the estimated cost to sell. The carrying value of the disposal group, including a $10.1 million cumulative foreign currency translation adjustment, was then compared to the fair value less the estimated cost to sell, resulting in a pre-tax impairment loss of $10.1 million. The goodwill impairment of $3.3 million, the held-for-sale impairment of $10.1 million, and the additional costs to sell of $3.6 million were recorded in 2015 within “warehousing, marketing and administrative expenses.” The loss recorded upon the disposition of Azerty de Mexico was $1.5 million. The pre-tax loss, excluding the foreign currency translation adjustment noted above, attributable to Azerty de Mexico was $5.2 million for the year ended December 31, 2015.

5.  Share-Based Compensation

Overview

As of December 31, 2017, the Company has two active equity compensation plans. A description of these plans is as follows:

Nonemployee Directors’ Deferred Stock Compensation Plan

Pursuant to the Essendant Inc. Nonemployee Directors’ Deferred Stock Compensation Plan, non-employee directors may defer receipt of all or a portion of their retainer and meeting fees. Fees deferred are credited quarterly to each participating director in the form of stock units, based on the fair market value of the Company’s common stock on the quarterly deferral date. Each stock unit account generally is distributed and settled in whole shares of the Company’s common stock on a one-for-one basis, with a cash-out of any fractional stock unit interests, after the participant ceases to serve as a Company director. For the year ended December 31, 2017, the Company did not record any compensation expense related to this plan, and each of the years ended December 31, 2016 and 2015, the Company recorded compensation expense of $0.1 million. As of December 31, 2017, 2016 and 2015 the accumulated number of stock units outstanding under this plan was 36,379, 40,189, and 41,051, respectively.

2015 Long-Term Incentive Plan (“LTIP”)

In May 2015, the Company’s shareholders approved the LTIP to, among other things, attract and retain managerial talent, further align the interest of key associates to those of the Company’s stockholders and provide competitive compensation to key associates. Award vehicles include, but are not limited to, stock options, restricted stock awards, restricted stock units (“RSUs”) and performance-based awards. Associates and non-employee directors of the Company are eligible to become participants in the LTIP, except that non-employee directors may not be granted stock options.

Accounting For Share-Based Compensation

The following table summarizes the share-based compensation expense (in thousands):

	Year Ended December 31,
	2017	2016	2015
Numerator:
Pre-tax expense	$7,295	$10,202	$7,895
Tax effect	(2,838)	(3,846)	(3,000)

After tax expense	$4,457	$6,356	$4,895

Denominator:
Denominator for basic shares—Weighted average shares	36,729	36,580	37,457
Denominator for diluted shares—Adjusted weighted average shares and the effect of dilutive securities	36,729	36,918	37,457
Net expense per share:
Net expense per share—basic	$0.12	$0.17	$0.13

Net expense per share—diluted	$0.12	$0.17	$0.13

In 2017, no options were exercised and there was no value for outstanding or exercisable options as the Company’s stock price per share declined below the exercise prices. The following tables summarize the intrinsic value of options outstanding, exercisable, and exercised for the years ended December 31, 2016 and 2015 (in thousands):

	As of December 31,		Year ended December 31, Exercised
	Outstanding	Exercisable
2016	$—	$—	$535
2015	1,253	1,253	902

The following tables summarize the intrinsic value of restricted shares outstanding and vested for the applicable periods listed below (in thousands):

	As of December 31, Outstanding	Year ended December 31, Vested
2017	$12,165	$4,439
2016	29,056	4,705
2015	34,981	8,159

The aggregate intrinsic values summarized in the tables above are based on the closing stock price per share for the Company’s common stock on the last day of trading in each year which was $9.27, $20.90, and $32.51 per share for the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, the aggregate intrinsic value of options exercisable does not include the value of options for which the exercise price exceeds the stock price as of the last day of trading in each year.

Stock Options

In 2017 and 2016, there were no stock options granted and therefore, at December 31, 2017, there was no unrecognized compensation cost related to stock option awards granted.

The following table summarizes the transactions, excluding restricted stock, under the Company’s equity compensation plans for the last three years:

	2017	Weighted Average Exercise Price	2016	Weighted Average Exercise Price	2015	Weighted Average Exercise Price
Options outstanding—January 1	229,533	$36.42	448,687	$33.31	727,378	$33.81
Granted	—	—	—	—	—	—
Exercised	—	—	(82,228)	24.94	(77,918)	24.11
Cancelled	—	—	(35,988)	38.69	(200,773)	38.71
Expired	(74,807)	31.14	(100,938)	31.13	—	—

Options outstanding—December 31	154,726	$38.97	229,533	$36.42	448,687	$33.31

Number of options exercisable	154,726	$38.97	229,533	$36.42	195,402	$26.11

The following table summarizes proceeds related to option exercises and related tax benefits for the years ended December 31, 2016 and 2015 (in thousands). In 2017, there were no options exercised.

	Years Ended December 31,
	2016	2015
Proceeds from options exercised	$2,097	$1,939
Tax Benefit	199	340

The following table summarizes outstanding and exercisable options granted under the Company’s equity compensation plans as of December 31, 2017:

Exercise Prices	Outstanding	Remaining Contractual Life (Years)	Exercisable
35.01—40.00	149,188	4.4	149,188
45.01—50.00	5,538	6.0	5,538

Total	154,726		154,726

Restricted Stock and Restricted Stock Units

The Company granted 351,762 shares of restricted stock and 271,445 restricted stock units (“RSUs”) during 2017. During 2016, the Company granted 554,491 shares of restricted stock and 276,110 RSUs. During 2015, the Company granted 462,697 shares of restricted stock and 162,092 RSUs. The majority of the RSUs granted in 2017, 2016 and 2015 vest in 2020, 2019 and 2018, respectively. The 2017 RSUs vest to the extent earned based on the Company’s adjusted earnings before income taxes and free cash flow against target goals. The 2016 and 2015 RSUs vest to the extent earned based on the Company’s cumulative net income and cumulative working capital efficiency against target goals. Certain grants made in 2016 include total shareholder return (“TSR”) as a metric for vesting as well. The performance-based RSUs granted in 2017, 2016, and 2015 have a minimum and maximum payout of 0% to 200% of target, with the 2017 grants being subject to a TSR modifier which is not a component of vesting. Included in the 2017, 2016, and 2015 grants were 57,641, 383,196, and 333,268 shares of restricted stock and RSUs granted to employees who were not executive officers, as of December 31, 2017, 2016 and 2015, respectively. In addition, there were 150,361, 55,120, and 30,778 shares of restricted stock and RSUs granted to non-employee directors during the years ended December 31, 2017, 2016 and 2015, respectively. For the years ended December 31, 2017, 2016 and 2015, there were also 415,205, 392,285, and 260,743 shares of restricted stock and RSUs granted to executive officers, respectively. The restricted stock granted to executive officers vests in annual increments over three years, provided that the officer is still employed as of the anniversary date of the grant and the Company’s cumulative diluted adjusted earnings per share for the four calendar quarters immediately preceding the vesting date exceed the minimum as defined in the officers’ restricted stock agreement. As of

December 31, 2017, there was $8.6 million of total unrecognized compensation cost related to non-vested restricted stock and RSUs granted. The cost is expected to be recognized over a weighted-average period of 1.5 years. The following table summarizes restricted stock and RSU transactions for the last three years.

Restricted Stock and RSUs	2017	Weighted Average Grant Date Fair Value	2016	Weighted Average Grant Date Fair Value	2015	Weighted Average Grant Date Fair Value
Nonvested—January 1	1,390,242	$28.88	1,076,000	$36.13	1,089,374	$31.23
Granted	623,207	13.29	830,601	24.34	624,789	36.79
Vested	(307,517)	30.67	(196,394)	37.32	(212,537)	33.94
Cancelled	(393,665)	25.07	(319,965)	36.31	(425,626)	34.58

Nonvested—December 31	1,312,267	$22.03	1,390,242	$28.88	1,076,000	$36.13

6.  Goodwill and Intangible Assets

The Company tests goodwill for impairment annually as of October 1, and whenever triggering events or circumstances, such as macroeconomic conditions, market considerations, overall financial performance or a sustained decrease in share price, among others, indicates that an impairment may have occurred. When a triggering event is identified, an assessment of whether an impairment has occurred is performed that requires a comparison of the carrying value of the net assets of the reporting unit to the fair value of the respective reporting unit.

Twice in the year ended December 31, 2017, as a result of sales, earnings, share price and sustained market capitalization declines compared to book value, the Company determined that triggering events had occurred for all of its reporting units, requiring interim impairment tests of goodwill in each of the Company’s reporting units. As a result of these impairment tests, the Company determined that the carrying value of net assets for three of the four reporting units of the Company exceeded its fair value. In accordance with the provisions of ASU 2017-04 (refer to Note 2—“Summary of Significant Accounting Policies”) the Company recognized a cumulative, aggregate goodwill impairment charge of $285.2 million based on the balances of goodwill in the impacted reporting units and the difference between the carrying value of net assets and fair value, which was calculated based on the combination of comparable public company trading multiples, merger and acquisitions (“M&A”) transactions of comparable businesses and forecasted future discounted cash flows. Impairment losses are reported in warehousing, marketing, and administrative expenses on the Company’s Consolidated Statement of Operations.

During the 2016 annual impairment test, conducted as of October 1, 2016, the Company concluded that the goodwill and intangibles of all the Company’s four reporting units were not impaired.

As of December 31, 2017 and 2016, the Company’s Consolidated Balance Sheets reflected $13.2 million and $297.9 million of goodwill, respectively.

	December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017	December 31, 2017
	Goodwill balance	Impairment	Currency translation adjustment	Goodwill balance
Office & Facilities	$224,683	$(224,683)	$—	$—
Industrial	13,067	—	86	13,153
Automotive	45,234	(45,561)	327	—
CPO	14,922	(14,922)	—	—

	$297,906	$(285,166)	$413	$13,153

Acquired intangible assets are initially recorded at their fair market values determined based on quoted market prices in active markets, if available, or recognized valuation models. The Company’s intangible assets have finite useful lives and are amortized on a straight-line basis over their useful lives. As a result of the indicators discussed above, during 2017, the Company identified a triggering event for certain long-lived asset groups within all of the reporting units, requiring an assessment of whether the long-lived asset groups were impaired. The Company completed its test for recoverability of these asset groups utilizing certain cash-flow projections and determined that the undiscounted cash flows related to these asset groups over the estimated remaining useful lives exceeded their book value, and therefore, no additional assessment of the asset groups’ fair value compared to carrying value was required.

Net intangible assets consist primarily of customer lists, trademarks, and non-compete agreements purchased as part of acquisitions. As of December 31, 2017, and 2016, the Company’s Consolidated Balance Sheets reflected $73.4 million and $83.7 million in net intangible assets, respectively. The Company has no intention to renew or extend the terms of acquired intangible assets and accordingly, did not incur any related costs during 2017 or 2016. All of the Company’s intangible assets are subject to amortization, which totaled $10.8 million, $12.2 million, and $15.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table summarizes the intangible assets of the Company by major class of intangible assets and the cost, accumulated amortization, net carrying amount, and weighted average life (in thousands):

	December 31, 2017				December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (years)
Intangible assets subject to amortization
Customer lists and other intangibles	$138,110	$(72,192)	$65,918	16	$137,452	$(62,235)	$75,217	16
Non-compete agreements	4,659	(4,260)	399	4	4,649	(4,260)	389	4
Trademarks	13,766	(6,642)	7,124	14	13,704	(5,620)	8,084	14

Total	$156,535	$(83,094)	$73,441		$155,805	$(72,115)	$83,690

The following table summarizes the amortization expense expected to be incurred over the next five years on intangible assets (in thousands):

Year	Amounts
2018	$8,083
2019	6,966
2020	6,962
2021	6,962
2022	6,909

7.  Severance and Restructuring Charges

In 2015, the Company commenced two restructuring actions that included workforce reductions, facility closures and actions to reduce costs through management delayering in order to achieve broader functional alignment of the organization. The charges associated with these actions were included in “warehousing, marketing and administrative expenses”. These actions were substantially completed in 2016. No expenses have been recorded in the year ended December 31, 2017.

The expenses, cash flows, and accrued liabilities associated with the restructuring actions described above are noted in the following table (in thousands):

	(Benefit) Expense		Cash flow			Accrued Liabilities
	For the years ended December 31,		For the years ended December 31,			As of December 31,
	2016	2015	2017	2016	2015	2017	2016
Fourth Quarter 2015 Action
Workforce reduction	$(700)	$11,863	$507	$8,954	$785	$917	$1,424

First quarter 2015 Actions
Workforce reduction	$(510)	$5,467	$94	$539	$3,660	$664	$758
Facility closure	254	1,245	—	686	813	—	—

Total	$(256)	$6,712	$94	$1,225	$4,473	$664	$758

The Company has launched a restructuring program that will commence in the first quarter of 2018 and span to mid-2020. It includes facility consolidations totaling an anticipated $23 million to $28 million and workforce reductions totaling an anticipated $7 million to $12 million, or in aggregate an estimated cash cost of $30 million to $40 million over the restructuring period, which will be included in operating expenses.

Product assortment refinements are also planned with a non-cash charge related to these refinements is expected in the first quarter of 2018 and estimated in the range of $42 million to $48 million that will be reflected as additional cost of goods sold.

8.  Accumulated Other Comprehensive (Loss) Income

The change in Accumulated Other Comprehensive (Loss) Income (“AOCI”) by component, net of tax, for the year ended December 31, 2017 is as follows:

(amounts in thousands)	Foreign Currency Translation	Cash Flow Hedges	Minimum Pension Liability	Total
AOCI, balance as of December 31, 2016	$(8,439)	$172	$(38,189)	$(46,456)
Other comprehensive (loss) income before reclassifications	2,506	(622)	(10,059)	(8,175)
Amounts reclassified from AOCI	—	244	3,374	3,618

Net other comprehensive income (loss)	2,506	(378)	(6,685)	(4,557)

AOCI, balance as of December 31, 2017	$(5,933)	$(206)	$(44,874)	$(51,013)

The following table details the amounts reclassified out of AOCI into the income statement during the twelve-month period ending December 31, 2017 (in thousands):

	Amount Reclassified From AOCI
Details About AOCI Components	For the Twelve Months Ended December 31, 2017	Affected Line Item In The Statement Where Net Income is Presented
Realized and unrealized gains (losses) on cash flow hedges
Gain on interest rate swap, before tax	$236	Interest expense, net
Gain on foreign exchange hedges, before tax	92	Cost of goods sold
Tax benefit	(84)	Tax provision

	$244	Net of tax

Minimum pension plan liability
Amortization of prior service cost and unrecognized loss	$4,536	Warehousing, marketing and administrative expenses
Tax benefit	(1,162)	Tax provision

	3,374	Net of tax

Total reclassifications for the period, net of tax	$3,618

9.  Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock and deferred stock units may be considered dilutive securities. Stock options to purchase 0.2 million, 0.2 million, and 0.3 million shares of common stock were outstanding at December 31, 2017, 2016, and 2015, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. An additional 0.2 and 0.4 million shares of common stock outstanding at December 31, 2017 and December 31, 2015, respectively, were excluded from the computation of diluted earnings per share due to the net loss. The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Years Ended December 31,
	2017	2016	2015
Numerator:
Net (loss) income	$(266,981)	$63,852	$(44,342)
Denominator:
Denominator for basic earnings per share - weighted average shares	36,729	36,580	37,457
Effect of dilutive securities:
Employee stock options and restricted stock (1)	—	338	—

Denominator for diluted earnings per share - Adjusted weighted average shares and the effect of dilutive securities	36,729	36,918	37,457

Net (loss) income per share:
Net (loss) income per share—basic	$(7.27)	$1.75	$(1.18)
Net (loss) income per share—diluted(2)	$(7.27)	$1.73	$(1.18)

(1)	The effect of dilutive securities for employee stock options and restricted stock in the year ended December 31, 2017 was affected by the adoption of ASU 2016-09 at the beginning of 2017. In accordance with the standard, the effect of dilutive securities in the calculation of diluted net income per share was applied prospectively and results for the years ended December 31, 2016 and 2015 have not been revised.
(2)	As a result of the net loss in the years ended December 31, 2017 and 2015, the effect of potentially dilutive securities would have been anti-dilutive and have been omitted from the calculation of diluted earnings per share, consistent with GAAP.

Common Stock Repurchases

In 2017 the Company did not repurchase any shares of its common stock. In 2016 and 2015, the Company repurchased 241,270 and 1,822,227 shares of ESND’s common stock at an aggregate cost of $6.8 million and $67.4 million, respectively. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. Acquired shares are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share data. As of December 31, 2017 the Company had $68.2 million remaining on its current Board authorization to repurchase ESND common stock.

During 2017, 2016 and 2015, the Company reissued 140,156, 468,142, and 362,874 shares, respectively, of treasury stock to fulfill its obligations under its equity incentive plans.

10.  Segment Information

Management defines operating segments as individual operations that the Chief Operating Decision Maker (“CODM”) (in the Company’s case, the Chief Executive Officer) reviews for the purpose of assessing performance and allocating resources. When evaluating operating segments, management considers whether:

•	The operating segment engages in business activities from which it may earn revenues and incur expenses;
•	The operating results of the operating segment are regularly reviewed by the enterprise’s CODM;
•	Discrete financial information is available about the operating segment; and
•	Other factors are present, such as management structure, presentation of information to the Board of Directors and the nature of the business activity of each operating segment.

Based on the factors referenced above, management has determined that the Company has four operating segments, Office and Facilities, Industrial, Automotive and CPO. Office and Facilities includes operations in the

United States and included operations in Mexico conducted through a subsidiary that was sold in 2015. Industrial includes operations in the United States, Canada and Dubai, UAE. The Automotive operating segment includes operations in the United States and Canada, while CPO operates solely in the United States. For the years ended December 31, 2017, 2016 and 2015, the Company’s net sales from its foreign operations totaled $82.7 million, $69.4 million and $121.9 million, respectively. As of December 31, 2017 and 2016, long-lived assets of the Company’s foreign operations totaled $13.9 million and $30.9 million, respectively.

Management has also concluded that three of the Company’s operating segments (Office and Facilities, Industrial, and Automotive) meet all of the aggregation criteria required by the accounting guidance. Such determination is based on company-wide similarities in (1) the nature of products and/or services provided, (2) customers served, (3) production processes and/or distribution methods used, (4) economic characteristics including earnings before interest and taxes as a percentage of net sales, and (5) regulatory environment. CPO does not meet the materiality thresholds for reporting of individual segments and was combined with the other operating segments.

The Company’s product offerings may be divided into the following primary categories: (1) janitorial and sanitation supplies, breakroom items, foodservice consumables, safety and security items and paper and packaging supplies; (2) technology products such as computer accessories and computer hardware items such as printers and other peripherals, imaging supplies and data storage; (3) traditional office products, including writing instruments, business machines, filing and record storage products, presentation products, shipping and mailing supplies, calendars and general office accessories; (4) industrial supplies, including various MRO (maintenance, repair and operations) items, hand and power tools, safety and security supplies, janitorial equipment, oil field and welding supplies; (5) cut sheet paper products, including copy paper; (6) automotive products, such as aftermarket tools and equipment; and (7) office furniture, including desks, filing and storage solutions, seating and systems furniture and a variety of specialized products for niche markets.

The following table shows net sales by product category for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Years Ended December 31
	2017	2016 (1)	2015 (1)
Janitorial, foodservice and breakroom supplies (JanSan)	$1,324,051	$1,453,425	$1,475,379
Technology products	1,216,103	1,348,404	1,356,342
Traditional office products	745,719	830,856	841,654
Industrial supplies	589,857	562,485	588,578
Cut sheet paper	414,989	403,090	346,969
Automotive	324,060	316,546	279,966
Office furniture	268,484	299,180	321,295
Freight and other	154,064	155,036	152,863

Total net sales	$5,037,327	$5,369,022	$5,363,046

(1)	Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and did not impact the Consolidated Statements of Operations.

Supplier, Customer, and Product Concentration:

In 2017, the Company’s largest supplier was Hewlett-Packard Company which represented approximately 19% of its total purchases compared to 20% and 14% of total purchases in the prior years ended December 31, 2016 and 2015, respectively. No other supplier accounted for more than 10% of the Company’s total purchases in any of the years presented. As of and for the year ended December 31, 2017, the Company had purchases of $14.2 million and payables of $0.1 million to a buying group in which the Company participates through its equity ownership compared to purchases of $18.1 million and payables of $0.7 million as of and for the year ended December 31, 2016.

The Company had one customer, W.B. Mason Co., Inc., which constituted approximately 12%, 11% and 12% of 2017, 2016 and 2015 consolidated net sales, respectively. No other single customer accounted for more than 10%

of the Company’s consolidated net sales in any of the years presented. Further, no single customer accounted for more than 10% of consolidated accounts receivable as of the years ended December 31, 2017 and 2016.

No individual product from any product grouping represented 10% or more of the Company’s net sales in the years ended December 31, 2017, 2016 or 2015.

11.  Debt

ESND is a holding company and, as a result, its primary sources of funds are cash generated from operating activities of its direct operating subsidiary, ECO, and from borrowings by ECO. The 2017 Credit Agreement (defined below) contains restrictions on the use of cash by ECO, ESND and subsidiaries.

On February 22, 2017, ESND, ECO, ECO’s material United States subsidiaries (ESND, ECO and the subsidiaries collectively referred to as the “Loan Parties”), JPMorgan Chase Bank, National Association, as Administrative Agent, and certain lenders entered into a Fifth Amended and Restated Revolving Credit Agreement (“2017 Credit Agreement”). The 2017 Credit Agreement amended and restated the Fourth Amended and Restated Five-Year Revolving Credit Agreement dated as of July 9, 2013 (as amended prior to February 22, 2017, the “2013 Credit Agreement”). Also on February 22, 2017, ESND, ECO and the holders of ECO’s 3.75% senior secured notes due January 15, 2021, (the “Notes”) entered into Amendment No. 4 to the Note Purchase Agreement (“Amendment No. 4”) dated as of November 25, 2013, (as amended the “2013 Note Purchase Agreement”). The 2017 Credit Agreement and Amendment No. 4 eliminated covenants in the 2013 Credit Agreement and the 2013 Note Purchase Agreement that prohibited the Company from exceeding a debt-to-EBITDA ratio of 3.5 to 1.0 (or 4.0 to 1.0 following certain permitted acquisitions) and restricted the Company’s ability to pay dividends and repurchase stock when the ratio was 3.0 to 1.0 or more. As a result, the Company is no longer subject to a debt-to-EBITDA ratio.

Proceeds from the 2017 Credit Facility were used to repay the balance of the Company’s prior receivables securitization program.

The 2017 Credit Agreement provides for a revolving credit facility (with an aggregate committed principal amount of $1.0 billion), a first-in-last-out (“FILO”) revolving credit facility (with an aggregate committed principal amount of $100 million), and a term loan (with an aggregate committed principal amount of $77.6 million). The 2017 Credit Agreement also provides for the issuance of letters of credit under the revolving facility, up to $50.0 million, plus an additional $165.0 million credit support for the Company’s obligations under the 2013 Note Purchase Agreement. Obligations of ECO under the 2017 Credit Agreement are guaranteed by the Loan Parties. ECO’s obligations under these agreements and the guarantors’ obligations under the guaranty are secured by liens on substantially all Company assets. Availability of revolving credit under the 2017 Credit Agreement is subject to a borrowing base comprised of certain percentages of tangible assets, less reserves as defined in the agreement.

Borrowings under the 2017 Credit Agreement bear interest at LIBOR for specified interest periods, at the Alternate Base Rate (as defined in the 2017 Credit Agreement) or, in the case of swingline loans only, at the REVLIBOR30 Rate (as defined in the 2017 Credit Agreement) plus, in each case, a margin determined based on the type of the borrowing and the Company’s average quarterly revolving availability, ranging from 0.25% to 2.50%. In addition, ECO is required to pay the lenders a commitment fee on the unutilized portion of the revolving and FILO commitments under the 2017 Credit Agreement at a rate per annum equal to 0.25%. Letters of credit issued pursuant to the 2017 Credit Agreement incur fees based on the applicable margin rate for revolving LIBOR-based Loans, plus 0.125%. Interest on the Notes is payable semi-annually at a rate per annum equal to 3.75%. Applicable deferred financing fees associated with the transaction will be amortized over the life of the 2017 Credit Agreement.

The revolving and FILO credit facilities terminate and become due on February 22, 2022. The term loan is payable in monthly installments of $506,000, with any remaining balance due on February 22, 2022. The Notes are due January 15, 2021, but if ECO elects, or is required to prepay some or all of the Notes prior to January 15, 2021, ECO will be obligated to pay a make-whole amount calculated as set forth in the 2013 Note Purchase Agreement.

The 2017 Credit Agreement contains representations and warranties, covenants and events of default that are customary for facilities of this type, including covenants to deliver periodic certifications setting forth the revolving borrowing base and FILO borrowing base. So long as the Payment Conditions (as defined in the Credit Agreement)

are satisfied, the Loan Parties may pay dividends, repurchase stock and engage in certain permitted acquisitions, investments and dispositions, in each case subject to the other terms and conditions of the Credit Agreement and the other loan documents.

As of December 31, 2017, the overall weighted average effective borrowing rate, excluding the impact of commitment fees, of the Company’s debt was 3.5% and 50.4% of the Company’s outstanding debt, excluding capital leases and letter of credit fees, was priced at variable interest rates based primarily on the London InterBank Offered Rate (“LIBOR”). ECO has entered into an interest rate swap transaction to mitigate its floating rate risk on a portion of its total long-term debt. See Note 2, “Summary of Significant Accounting policies”, for further details on this swap transaction and associated accounting treatment.

Debt consisted of the following amounts (in millions):

	As of December 31, 2017	As of December 31, 2016
2017 Credit Agreement
Term Loan	$73.1	$—
Revolving Credit Facility	181.3	—
FILO Facility	100.0	—
2013 Credit Agreement	—	260.4
2013 Note Purchase Agreement	150.0	150.0
Receivables Securitization Program	—	200.0
Capital Lease	—	0.1
Transaction Costs	(6.3)	(1.5)

Total	$498.1	$609.0

Debt maturities as of December 31, 2017, were as follows (in millions):

Year	Amount
2018	$6.1
2019	6.1
2020	6.1
2021	156.1
2022	330.0

Total	$504.4

12.  Leases, Contractual Obligations and Contingencies

The Company has entered into non-cancelable long-term leases for certain property and equipment. Future minimum lease payments under operating leases in effect as of December 31, 2017, having initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

Year	Operating Leases
2018	$57,547
2019	56,069
2020	46,110
2021	32,664
2022	26,627
Thereafter	90,476

Total required lease payments	$309,493

Operating lease expense was approximately $54.1 million, $51.0 million, and $48.4 million in 2017, 2016 and 2015, respectively.

Sale-Leaseback

In September 2016, the Company entered into an agreement for the sale and leaseback of a facility in City of Industry, CA. The agreement provided for the sale of the facility for a purchase price of $31.7 million and the subsequent leaseback over a two year period. The lease is classified as an operating lease. As a result, the Company recorded a gain of $20.5 million in “warehousing, marketing and administrative expenses.” A deferred gain of approximately $2.8 million that is being amortized into income over the term of the lease was also recorded. As of December 31, 2017, $1.0 million remained as deferred gain and was included as a component of “other current liabilities”. The cash proceeds from the sale were primarily used to pay down long-term debt.

13.  Pension Plans and Defined Contribution Plan

Pension Plans

As of December 31, 2017, the Company has pension plans covering approximately 2,200 of its active associates. A non-contributory plan covering non-union associates provides pension benefits that are based on years of credited service and a percentage of annual compensation. In 2009, benefits were frozen in the plan covering non-union employees. A non-contributory plan covering union members generally provides benefits of stated amounts based on years of service. The Company funds the plans in accordance with all applicable laws and regulations. The Company uses December 31, as its measurement date to determine its pension obligations.

Change in Projected Benefit Obligation

The following table sets forth the plans’ changes in the Projected Benefit Obligation for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Benefit obligation at beginning of year	$182,253	$211,389
Service cost—benefit earned during the period	1,285	1,269
Interest cost on projected benefit obligation	7,448	8,073
Actuarial (gain) loss	21,150	4,547
Benefits paid	(6,917)	(2,952)
Settlements	—	(40,073)
Plan change	1,838	—

Benefit obligation at end of year	$207,057	$182,253

In 2016, the Company commenced a voluntary lump-sum pension offering to eligible, terminated, vested plan participants that was completed during the second quarter of 2016. As a result of the lump sum offer, a settlement and remeasurement of the Essendant Pension Plan was performed.

Plan Assets and Investment Policies and Strategies

The following table sets forth the change in the plans’ assets for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Fair value of plan assets at beginning of year	$142,088	$162,977
Actual return on plan assets	18,555	12,136
Company contributions	10,000	10,000
Benefits paid	(6,917)	(2,952)
Settlements	—	(40,073)

Fair value of plan assets at end of year	$163,726	$142,088

The Company’s pension plan investment allocations, as a percentage of the fair value of total plan assets, as of December 31, 2017 and 2016, by asset category are as follows:

Asset Category	2017	2016
Cash	0.7%	0.6%
Equity securities	46.3%	50.8%
Fixed income	34.6%	27.4%
Real assets	4.9%	4.8%
Hedge funds	9.9%	11.9%
Master Limited Partnerships	3.6%	4.5%

Total	100.0%	100.0%

The investment policies and strategies for the Company’s pension plan assets are established with the goals of generating above-average investment returns over time, while containing risk within acceptable levels and providing adequate liquidity for the payment of plan obligations as necessary. The Company recognizes that there typically are tradeoffs among these objectives, and strives to minimize risk associated with a given expected return.

The Company’s pension plan assets are measured at fair value on a recurring basis and are invested primarily in a diversified mix of fixed income investments and equity securities. The Company establishes target ranges for investment allocation and sets specific allocations. The target allocations for the non-union plan assets are 45.0% fixed income, 36.0% equity securities, 9.0% real assets, and 10.0% hedge funds. The target allocations for the union plan assets are 17.0% fixed income, 64.0% equity securities, 9.0% real assets and 10.0% hedge funds. Equity securities include investments in large and small market capitalization corporations located in the U.S. and a mix of both international and emerging market corporations. Fixed income securities include investment grade bonds and U.S. treasuries. Other types of investments include commodity futures, real estate investment trusts (REITs) and hedge funds.

Fair values for equity and certain fixed income securities are primarily based on valuations for identical instruments in active markets.

The fair values of the Company’s pension plan assets at December 31, 2017 and 2016 by asset category are as follows:

Fair Value Measurements at

December 31, 2017 (in thousands)

Asset Category			Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at Net Asset Value(a)
Cash			$1,158	$1,158	$—	$—	$—
Equity Securities
U.S. Large Cap	(b	)	28,015	28,015	—	—	—
International	(c	)	22,667	22,667	—	—	—
Emerging Markets	(d	)	14,781	14,781	—	—	—
U.S. Small Cap	(e	)	10,320	10,320	—	—	—
Fixed Income
U.S. Fixed Income	(f	)	54,214	5,976	48,238	—	—
U.S. Inflation Protected Bonds	(g	)	491	491	—	—	—
High Yield Bonds	(h	)	1,029	1,029	—	—	—
International Fixed Income	(i	)	1,013	1,013	—	—	—
Real Assets
Domestic Real Estate	(j	)	5,355	5,355	—	—	—
Commodities	(k	)	2,665	2,665	—	—	—
Hedge Funds
Hedge Funds	(l	)	16,145	—	—	—	16,145
Master Limited Partnerships
Master Limited Partnerships	(m	)	5,873	5,873	—	—	—

Total			$163,726	$99,343	$48,238	$—	$16,145

Fair Value Measurements at

December 31, 2016 (in thousands)

Asset Category			Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at Net Asset Value(a)
Cash			$874	$874	$—	$—	$—
Equity Securities
U.S. Large Cap	(b	)	27,779	27,779	—	—	—
International	(c	)	21,960	21,960	—	—	—
Emerging Markets	(d	)	12,504	12,504	—	—	—
U.S. Small Cap	(e	)	9,974	9,974	—	—	—
Fixed Income
U.S. Fixed Income	(f	)	36,778	4,551	32,227	—	—
U.S. Inflation Protected Bonds	(g	)	403	403	—	—	—
High Yield Bonds	(h	)	912	912	—	—	—
International Fixed Income	(i	)	807	807	—	—	—
Real Assets
Domestic Real Estate	(j	)	4,204	4,204	—	—	—
Commodities	(k	)	2,563	2,563	—	—	—
Hedge Funds
Hedge Funds	(l	)	16,962	—	—	—	16,962
Master Limited Partnerships
Master Limited Partnerships	(m	)	6,368	6,368	—	—	—

Total			$142,088	$92,899	$32,227	$—	$16,962

(a)	In accordance with the relevant accounting standards, certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
(b)	A daily valued mutual fund investment. The fund invests in publicly traded, large market capitalization companies domiciled predominantly in the U.S.
(c)	A daily valued mutual fund investment. This fund invests in common stocks of companies domiciled in developed market countries outside of the U.S.
(d)	A daily valued mutual fund investment. The fund invests in publicly traded companies domiciled in emerging market countries.
(e)	Daily mutual fund investments with different investment styles (one core, one value, one growth) that invest in publicly traded small market capitalization companies. The majority of holdings are domiciled in the U.S. though the funds may hold international stocks.
(f)	Principally consists of a separately managed fixed income portfolio utilized to match the duration of plan liabilities. This liability-driven investment portfolio is comprised of Treasury securities including STRIPS and zero coupon bonds, as well as high quality corporate bonds. Also includes a daily valued mutual fund that invests in publicly traded U.S. government, asset-backed, mortgage-backed and corporate fixed-income securities. 2016 classifications have been conformed to the 2017 presentation.
(g)	A daily valued mutual fund investment. The fund invests in publicly traded bonds backed by the full faith and credit of the federal government and whose principal is adjusted quarterly based on inflation.
(h)	A daily valued mutual fund investment. The fund invests in publicly traded, higher-quality (top-tier BB and B rated) corporate high yield bonds.
(i)	A daily valued mutual fund investment. The fund invests in publicly traded bonds of governments, agencies and companies domiciled in countries outside of the U.S.
(j)	A daily valued mutual fund investment. The fund invests in publicly traded REITs. This is an index mutual fund that tracks the Morgan Stanley REIT Index. The fund normally invests at least 98% of assets that are included in the Morgan Stanley REIT Index.
(k)	A daily valued mutual fund investment. This fund combines a commodities position, typically through swap agreements, with a portfolio of inflation indexed bonds and other fixed income securities. The commodities position is constructed to track the performance of the Bloomberg Commodity Index.

(l)	Separately managed funds of hedge funds. These funds seek attractive risk-adjusted returns through investments in a well-diversified group of managers that employ a variety of unique investment strategies. They target low volatility and low correlation to traditional asset classes. These funds may allocate their assets among a select group of non-traditional portfolio managers that invest or trade in a wide range of securities and other instruments.
(m)	A managed fund of master limited partnerships.

Plan Funded Status

The following table sets forth the plans’ funded status as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Funded status of the plan	$(43,331)	$(40,165)
Unrecognized prior service cost	4,125	2,574
Unrecognized net actuarial loss	66,392	58,957

Net amount recognized	$27,186	$21,366

Amounts Recognized in Consolidated Balance Sheets

The following table sets forth the amounts recognized in the consolidated balance sheets as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Accrued benefit liability	$(43,331)	$(40,165)
Accumulated other comprehensive income	70,517	61,531

Net amount recognized	$27,186	$21,366

Components of Net Periodic Benefit Cost

Net periodic pension cost for the years ended December 31, 2017, 2016 and 2015 for pension and supplemental benefit plans includes the following components (in thousands):

	Pension Benefits
	For the Years Ended December 31,
	2017	2016	2015
Service cost—benefit earned during the period	$1,285	$1,269	$1,495
Interest cost on projected benefit obligation	7,448	8,073	8,997
Expected return on plan assets	(9,090)	(9,730)	(11,217)
Amortization of prior service cost	288	295	296
Amortization of actuarial loss	4,248	5,134	5,862
Settlements	—	12,510	—

Net periodic pension cost	$4,179	$17,551	$5,433

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into the net periodic benefit cost during 2018 are approximately $5.2 million and $0.4 million, respectively.

Assumptions Used

The following tables summarize the Company’s actuarial assumptions for discount rates, expected long-term rates of return on plan assets:

	2017	2016	2015
General pension plan assumptions:
Assumed discount rate	N/A	4.18%	4.52%
Equivalent single discount rate for benefit obligations	3.69%	N/A	N/A
Equivalent single discount rate for interest cost	3.55%	N/A	N/A
Expected long-term rate of return on plan assets	5.50%	6.30%	6.50%

Union pension plan assumptions:
Assumed discount rate	N/A	4.22%	4.55%
Equivalent single discount rate for benefit obligations	3.71%	N/A	N/A
Equivalent single discount rate for service cost	3.78%	N/A	N/A
Equivalent single discount rate for interest cost	3.47%	N/A	N/A
Expected long-term rate of return on plan assets	5.30%	6.20%	6.30%

To select the appropriate actuarial assumptions, management relied on current market conditions, historical information and consultation with, and input from, the Company’s external actuarial specialists. The expected long-term rate of return on plan assets assumption is based on historical returns and the future expectation of returns for each asset category, as well as the target asset allocation of the asset portfolio.

At December 31, 2017, the Company refined the method used to determine the service and interest cost components of the Company’s net periodic benefit cost. Previously, the cost was determined using a single weighted-average discount rate derived from the yield curve. Under the refined method, known as the spot rate approach, individual spot rates along the yield curve that correspond with the timing of each benefit payment are used. The Company believes this change provides a more precise measurement of service and interest costs by improving the correlation between projected cash outflows and corresponding spot rates on the yield curve. Compared to the previous method, the spot rate approach will decrease the service and interest components of the Company’s benefit costs by an immaterial amount in 2018. There is no impact on the total benefit obligation. The Company will account for this change prospectively as a change in accounting estimate.

Contributions

In December 2017, the Company’s Board of Directors approved a cash contribution of $10.0 million to the Essendant Pension Plan that was paid in January 2018, but additional fundings, if any, for the remainder of 2018 have not yet been determined.

Estimated Future Benefit Payments

The estimated future benefit payments under the Company’s pension plans, excluding the impact of future lump sum offerings, are as follows (in thousands):

Amounts
2018	$12,739
2019	11,798
2020	11,175
2021	10,145
2022	10,838
2023-2027	55,673

Defined Contribution Plan

The Company has a defined contribution plan. Salaried associates and non-union hourly paid associates are eligible to participate after completing six consecutive months of employment. The plan permits associates to have contributions made as 401(k) salary deferrals on their behalf, or as voluntary after-tax contributions, and provides for Company contributions, or contributions matching associates’ salary deferral contributions, at the discretion of the Board of Directors. Expense associated with the Company contributions to match associates’ contributions were approximately $7.4 million, $7.1 million and $5.9 million in 2017, 2016 and 2015, respectively.

14.  Preferred Stock

ESND’s authorized capital shares include 15 million shares of preferred stock. The rights and preferences of preferred stock are established by ESND’s Board of Directors upon issuance. As of December 31, 2017 and 2016, ESND had no preferred stock outstanding and all 15 million shares are classified as undesignated.

15.  Income Taxes

The 2017 Tax Act was signed into law on December 22, 2017. The 2017 Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21%, eliminating certain deductions, imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. The 2017 Tax Act also enhances and extends through 2026 the option to claim accelerated depreciation deductions on qualified property. The Company has not completed the determination of the accounting implications of the 2017 Tax Act on tax accruals. However, the Company has reasonably estimated the effects of the 2017 Tax Act and recorded provisional amounts in the financial statements as of December 31, 2017. Essendant recorded a provisional tax expense for the impact of the 2017 Tax Act of approximately $2.6 million. This amount is comprised of the impacts of the one-time transition tax on the accumulated earnings of foreign subsidiaries and the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%. As the Company completes the analysis of the 2017 Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the provision for income taxes in the period in which the adjustments are made.

The provision for income taxes consisted of the following (in thousands):

	For the Years Ended December 31,
	2017	2016	2015
Currently Payable
Federal	$3,794	$34,867	$67,702
State	1,718	5,255	8,387
Foreign	1,359	1,305	1,614

Total currently payable	6,871	41,427	77,703
Deferred, net
Federal	(8,709)	(9,554)	(20,929)
State	150	(779)	(1,778)
Foreign	(341)	(291)	(455)

Total deferred, net	(8,900)	(10,624)	(23,162)

Provision for income taxes	$(2,029)	$30,803	$54,541

The Company’s effective income tax rates for the years ended December 31, 2017, 2016 and 2015 varied from the statutory federal income tax rate as set forth in the following table (in thousands):

	Years Ended December 31,
	2017		2016		2015
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax provision based on the federal statutory rate	$(94,153)	35.0%	$33,130	35.0%	$3,569	35.0%
State and local income taxes—net of federal income tax benefit	1,267	-0.5%	2,639	2.8%	374	3.6%
Impairment of goodwill	87,688	-32.6%	—	—	47,468	465.5%
Capital loss valuation (allowance) reversal	—	—	(4,265)	-4.5%	1,217	11.9%
Provisional transition tax	1,927	-0.7%	—	—	—	—
Remeasurement due to tax reform rate change	627	-0.2%	—	—	—	—
Tax effects of foreign dividend payments	—	—	1,756	1.8%	—	—
Research and Development tax credit	(261)	0.1%	(1,237)	-1.3%	—	—
Non-deductible and other	876	-0.3%	(1,220)	-1.3%	1,913	18.8%

Provision for income taxes	$(2,029)	0.8%	$30,803	32.5%	$54,541	534.8%

The deferred tax assets and liabilities resulted from temporary differences in the recognition of certain items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (in thousands):

	As of December 31,
	2017		2016
	Assets	Liabilities	Assets	Liabilities
Accrued expenses	$14,755	$—	$16,742	$—
Allowance for doubtful accounts	9,375	—	15,155	—
Depreciation and amortization	—	15,560	—	20,643
Intangibles arising from acquisitions	—	5,807	—	22,600
Inventory reserves and adjustments	—	12,268	—	17,900
Pension and post-retirement	8,536	—	11,700	—
Share-based compensation	4,505	—	6,627	—
Income tax credits and net operating losses	9,457	—	10,790	—
Restructuring costs	795	—	1,288	—
Other	725	—	921	—

Total Deferred	48,148	33,635	63,223	61,143

Valuation Allowance	(7,043)	—	(5,035)	—

Net Deferred	$41,105	$33,635	$58,188	$61,143

Valuation allowances principally relate to state tax credits. As of December 31, 2017, the Company has state tax credit carryforwards of $9.8 million that expire by 2021, state net operating loss carryforwards of $0.7 million that expire by 2038, and acquired federal net operating losses of $4.8 million that expire by 2034.

Accounting for Uncertainty in Income Taxes

The following table shows the changes in gross unrecognized tax benefits, for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	2017	2016	2015
Beginning Balance, January 1	$3,830	$3,350	$3,205
Additions based on tax positions taken during a prior period	358	713	1
Reductions based on tax positions taken during a prior period	(10)	(32)	(14)
Additions based on tax positions taken during the current period	41	103	425
Reductions related to settlement of tax matters	(973)	(52)	(46)
Reductions related to lapses of applicable statutes of limitation	(301)	(252)	(221)

Ending Balance, December 31	$2,945	$3,830	$3,350

The total amount of unrecognized tax benefits as of December 31, 2017, 2016 and 2015 that, if recognized, would affect the effective tax rate are $2.4 million, $2.6 million, and $2.2 million, respectively.

The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense. The gross amount of interest and penalties reflected in the Consolidated Statements of Operations for the years ended December 31, 2016 and 2015 were $0.3 million and 0.1 million, respectively. There were no interest and penalties for the year ended December 31, 2017. The Consolidated Balance Sheets at December 31, 2017 and 2016 each include $0.9 million accrued for the potential payment of interest and penalties.

As of December 31, 2017, the Company’s U.S. Federal income tax returns for 2014 and subsequent years remain subject to examination by tax authorities. In addition, the Company’s state income tax returns for the 2008 and subsequent tax years remain subject to examination by state and local tax authorities. The Company is currently under examination by a number of state and local tax authorities. Due to the potential for resolution of ongoing examinations and the expiration of various statutes of limitation, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $1.2 million.

16.  Other Assets and Liabilities

Other assets and liabilities as of December 31, 2017 and 2016 were as follows (in thousands):

	As of December 31,
	2017	2016
Other Current Assets:
Investment in deferred compensation	$784	$549
Short-term prepaid assets	25,290	23,951
Income tax prepayments	12,767	2,733
Other	4,203	4,867

Total other current assets	$43,044	$32,100

Other Long-Term Assets:
Investment in deferred compensation	$3,674	$4,776
Long-term prepaid assets	25,573	34,307
Long-term deferred tax asset	8,662	3,423
Other	4,225	2,703

Total other long-term assets	$42,134	$45,209

Other Long-Term Liabilities:
Accrued pension obligation	$43,331	$40,165
Deferred rent	25,019	22,561
Deferred directors compensation	3,652	4,786
Long-term swap liability	581	205
Long-term income tax liability	5,659	3,999
Long-term merger expenses	190	1,812
Long-term workers compensation liability	9,124	9,517
Other	1,666	1,602

Total other long-term liabilities	$89,222	$84,647

17.  Fair Value Measurements

The Company measures certain financial assets and liabilities, including foreign exchange hedges and interest rate swaps, at fair value on a recurring basis, based on significant other observable inputs. The fair value of the foreign exchange hedges and the interest rate swaps is determined by using quoted market forward rates (level 2 inputs) and reflects the present value of the amount the Company would pay for contracts involving the same notional amount and maturity date.

Accounting guidance on fair value establishes a hierarchy for those instruments measured at fair value which distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1—Quoted market prices in active markets for identical assets or liabilities;
•	Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable; and
•	Level 3—Unobservable inputs developed using estimates and assumptions developed by the Company which reflect those that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period.

	Fair Value Measurements
		Quoted Market Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
Interest rate swap & foreign exchange hedges:
Assets
—as of December 31, 2017	$29	$—	$29	$—

Liabilities
—as of December 31, 2017	$638	$—	$638	$—
—as of December 31, 2016	$205	$—	$205	$—

The carrying amount of accounts receivable at December 31, 2017 and 2016, including $500.3 million of receivables sold under the Receivables Securitization Program in 2016, approximates fair value because of the short-term nature of this item.

As of December 31, 2017, no assets or liabilities are measured at fair value on a nonrecurring basis.

18.  Legal Matters

The Company has been named as a defendant in two lawsuits alleging that the Company sent unsolicited fax advertisements to the named plaintiffs, as well as other persons and entities, in violation of the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (“TCPA”). One lawsuit was initially filed in the United States District Court for the Central District of California on May 1, 2015, and subsequently refiled in the United States District Court for the Northern District of Illinois (the “ND IL”). The other lawsuit was filed in the ND IL on January 14, 2016. The two lawsuits were consolidated for discovery and pre-trial proceedings, and assigned to the same judge. Plaintiffs in both lawsuits seek certification of a class of plaintiffs comprised of persons and entities who allegedly received fax advertisements from the Company. Under the TCPA, recipients of unsolicited fax advertisements can seek damages of $500 per fax for inadvertent violations and up to $1,500 per fax for knowing and willful violations. Other reported TCPA lawsuits have resulted in a broad range of outcomes, with each case being dependent on its own unique set of facts and circumstances. In each lawsuit, the Company has vigorously contested class certification and denied that any violations occurred. On November 3, 2017, the ND IL granted a motion by the Company to deny class certification. The effect of the ruling prevents the formation of a class, and limits the two plaintiffs to their individual claims. On November 17, 2017, plaintiffs filed with the United States Court of Appeals for the 7th Circuit (the “7th Circuit”), a Petition for Permission to Appeal under Rule 23(f) of the Federal Rules of Civil Procedure (the “Petition”). The ND IL then stayed both lawsuits until February 21, 2018. On December 8, 2017, the 7th Circuit granted the Petition. The Company expects that the ND IL will extend the stay of the lawsuits until the 7th Circuit rules.

Litigation of this kind is likely to lead to settlement negotiations, including negotiations prompted by pre-trial civil court procedures. Regardless of whether the lawsuits are resolved at trial or through settlement, the Company believes that a loss associated with resolution of the pending claims is probable. As of the year ended December 31, 2016, the Company recorded a $4.0 million, pre-tax reserve within “warehousing, marketing and administrative expenses” in the consolidated statement of operations and during the three months ended March 31, 2017, the Company recorded an additional $6.0 million, pre-tax reserve to reflect events concerning mediation activities and settlement negotiations between the Company and the plaintiffs, for a total reserve of $10.0 million at December 31, 2017. The Company continues to evaluate its defenses based on its internal review and investigation of prior events, new information and future circumstances. Final disposition of the lawsuits, whether through settlement or through trial, may result in a loss materially in excess of the aggregate recorded amount. However, a range of reasonably possible excess losses is not estimable at this time.

As disclosed in the first quarter of 2017, the Company was named in a lawsuit filed by a former employee in the Los Angeles Superior Court. During the second quarter of 2017, the Company reached an agreement on the general terms of a settlement to resolve this litigation. The parties have finalized a settlement agreement, which is now subject to court approval. In consideration of the settlement, the Company recorded a $3.0 million pre-tax reserve within “warehousing, marketing and administrative expenses” in the consolidated statement of operations for 2017.

The Company is also involved in other legal proceedings arising in the ordinary course of, or incidental to its business. The Company has established reserves, which are not material, for potential losses that are probable and reasonably estimable that may result from those proceedings. In many cases, however, it is difficult to determine whether a loss is probable or even possible or to estimate the amount or range of potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. The Company believes that such ordinary course legal proceedings will be resolved with no material adverse effect upon its financial condition, results of operations or cash flows.

19.  Selected Quarterly Financial Data—Unaudited

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total(1)
	(dollars in thousands, except per share data)
Year Ended December 31, 2017:
Net sales	$1,269,383	$1,260,656	$1,308,979	$1,198,309	$5,037,327
Gross profit	185,668	177,564	171,954	170,868	706,054
Net (loss) income (2)	(188,593)	5,096	(81,938)	(1,546)	(266,981)
Net (loss) income per share—basic	$(5.15)	$0.14	$(2.23)	$(0.04)	$(7.27)
Net (loss) income per share—diluted(3)	$(5.15)	$0.14	$(2.23)	$(0.04)	$(7.27)
Year Ended December 31, 2016:
Net sales	$1,352,296	$1,354,523	$1,407,504	$1,254,699	$5,369,022
Gross profit	200,082	195,823	198,854	165,102	759,861
Net income (loss)(4)	16,530	12,933	36,742	(2,353)	63,852
Net income (loss) per share—basic	$0.45	$0.35	$1.00	$(0.06)	$1.75
Net income (loss) per share—diluted(3)	$0.45	$0.35	$0.99	$(0.06)	$1.73

(1)	As a result of changes in the number of common and common equivalent shares during the year, the sum of quarterly earnings per share will not necessarily equal earnings per share for the total year.

(2)	2017 results were impacted by the following items, net of taxes:

	2017 factors
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Impairment of goodwill	$192,269	$—	$79,541	$—	$271,810
Litigation reserve	3,676	1,836	—	—	5,512
Transformational expenses	1,833	3,359	3,690	3,208	12,090
Recovery of notes receivable	—	—	(91)	(91)	(182)
Tax reform adjustment	—	—	—	2,545	2,545

(3)	As a result of the net loss in the quarters ended March 31, 2017, September 30, 2017, and December 31, 2017 and December 31, 2016, the effect of potentially dilutive securities would have been anti-dilutive and have been omitted from the calculation of diluted earnings per share, consistent with GAAP.
(4)	2016 results were impacted by the following items, net of taxes:

	2016 factors
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Gain on sale of City of Industry facility	$—	$—	$(17,752)	$(1,651)	$(19,403)
Settlement charge related to the defined benefit plan	—	7,328	261	216	7,805
Litigation reserve	—	—	—	2,492	2,492
Severance costs for operating leadership	—	—	776	—	776
State income tax reserve adjustment	—	—	—	417	417
Restructuring charges	155	—	(754)	—	(599)
Tax impact of a dividend from a foreign subsidiary	—	—	1,666	—	1,666

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant had no disagreements on accounting and financial disclosure of the type referred to in Item 304 of Regulation S-K.

ITEM 9A.  CONTROLS AND PROCEDURES.

Attached as exhibits to this Annual Report are certifications of the Company’s CEO and CFO, which are required in accordance with Rule 13a-14 under the Exchange Act. This “Controls and Procedures” section includes information concerning the controls and controls evaluation referred to in such certifications. It should be read in conjunction with the reports of the Company’s management on the Company’s internal control over financial reporting and the report thereon of Ernst & Young LLP referred to below.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. This evaluation was based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon the Company’s evaluation, the principal executive officer and the principal financial officer concluded that disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed in the reports filed with or submitted to the Securities and Exchange Commission under the Securities Exchange Act is made known to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the final quarter of 2017, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting and Related Report of Independent Registered Public Accounting Firm

Management’s report on internal control over financial reporting and the report of Ernst & Young LLP, the Company’s independent registered public accounting firm, regarding its audit of the Company’s internal control over financial reporting are included in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER	INFORMATION.

Costs Associated with Exit or Disposal Activities.

On February 15, 2018, the Board of Directors of the Company approved a restructuring program in response to significant sales declines in 2017, which were largely unanticipated and outpaced the Company’s ability to align its cost base.

The restructuring program will commence in the first quarter of 2018 and span to mid-2020. It includes facility consolidations totaling an anticipated $23 million to $28 million and workforce reductions totaling an anticipated $7 million to $12 million, or in aggregate an estimated cash cost of $30 million to $40 million over the restructuring period.

Product assortment refinements are also planned and a non-cash charge related to these refinements is expected in the first quarter of 2018 and estimated in the range of $42 million to $48 million.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

For information about the Company’s executive officers, see “Executive Officers of the Registrant” included in Part I of this Annual Report on Form 10-K. In addition, the information contained under the captions “Proposal 1: Election of Directors” and “Voting Securities and Principal Holders—Section 16(a) Beneficial Ownership Reporting Compliance” in ESND’s Proxy Statement for its 2018 Annual Meeting of Stockholders (“2018 Proxy Statement”) is incorporated herein by reference.

The information required by Item 10 regarding the Audit Committee’s composition and the presence of an “audit committee financial expert” is incorporated herein by reference to the information under the captions “Governance and Board Matters—Board Committees—General” and “—Audit Committee” in ESND’s 2018 Proxy Statement. In addition, information regarding delinquent filers pursuant to Item 405 of Regulation S-K is incorporated by reference to the information under the caption “Voting Securities and Principal Holders—Section 16(a) Beneficial Ownership Reporting Compliance” in ESND’s 2018 Proxy Statement.

The Company has adopted a code of ethics (its “Code of Business Conduct”) that applies to all directors, officers and associates, including the Company’s CEO, CFO and Controller, and other executive officers identified pursuant to this Item 10. A copy of this Code of Business Conduct is available on the Company’s website at www.Essendant.com. The Company intends to disclose any significant amendments to and waivers of its Code of Conduct by posting the required information at this website within the required time periods.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this Item is incorporated herein by reference to the information under the captions “Director Compensation”, “Executive Compensation” and “Compensation Committee Interlocks and Insider Participation” in ESND’s 2018 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The beneficial ownership information required to be furnished pursuant to this Item is incorporated herein by reference to the information under the captions “Voting Securities and Principal Holders—Security Ownership of Certain Beneficial Owners” and “Voting Securities and Principal Holders—Security Ownership of Management” in ESND’s 2018 Proxy Statement. Information relating to securities authorized for issuance under Essendant’s equity plans is incorporated herein by reference to the information under the caption “Equity Compensation Plan Information” in ESND’s 2018 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this Item is incorporated herein by reference to the information under the captions “Governance and Board Matters—Board Independence,” “Governance and Board Matters—Board Committees” and “Certain Relationships and Related Party Transactions” in ESND’s 2018 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required to be furnished pursuant to this Item is incorporated herein by reference to the information under the captions “Proposal 2: Ratification of Selection of the Company’s Independent Registered Public Accounting Firm—Fee Information” and “—Audit Committee Pre-Approval Policy” in ESND’s 2018 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)	The following financial statements, schedules and exhibits are filed as part of this report:

Page No.
(1)	Financial Statements of the Company:
	Management Report on Internal Control Over Financial Reporting	B-30
	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	B-31
	Report of Independent Registered Public Accounting Firm	B-32
	Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015	B-33
	Consolidated Statements of Comprehensive Income (Loss) for the year years ended December 31, 2017, 2016 and 2015	B-34
	Consolidated Balance Sheets as of December 31, 2017 and 2016	B-35
	Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2017, 2016 and 2015	B-36
	Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015	B-37
	Notes to Consolidated Financial Statements	B-38
(2)	Financial Statement Schedule:
	Schedule II—Valuation and Qualifying Accounts	B-74
All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.
(3)	Exhibits (numbered in accordance with Item 601 of Regulation S-K):

The Company is including as exhibits to this Annual Report certain documents that it has previously filed with the SEC as exhibits, and it is incorporating such documents as exhibits herein by reference from the respective filings identified in parentheses at the end of the exhibit descriptions. Except where otherwise indicated, the identified SEC filings from which such exhibits are incorporated by reference were made by the Company (under ESND’s file number of 0-10653). The management contracts and compensatory plans or arrangements required to be included as exhibits to this Annual Report pursuant to Item 15(b) are listed below as Exhibits 10.26 through 10.53, and each of them is marked with a double asterisk at the end of the related exhibit description.

Exhibit Number	Description

3.1	Third Restated Certificate of Incorporation of Essendant Inc. (“ESND” or the “Company”), dated as of June 1, 2015 (Exhibit 3.1 to the Form 10-Q, filed on July 23,2015)

3.2	Amended and Restated Bylaws of Essendant Inc., dated as of December 13, 2016 (Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on December 16, 2016)

4.1	Note Purchase Agreement, dated as of November 25, 2013, among ESND, Essendant Co. (ECO), and the note purchasers identified therein (the “2013 Note Purchase Agreement”) (Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 19, 2014 (the “2013 Form 10-K”))

4.2	Amendment No. 1 to Note Purchase Agreement, dated as of January 27, 2016, among ECO, ESND and the holders of Notes issued by the Company that are parties thereto (Exhibit 4.2 to the Form 10-Q, filed on April 20, 2016)

4.3	Amendment No. 2 to Note Purchase Agreement, dated as of August 30, 2016, among ESND, ECO, and the note purchasers identified therein (Exhibit 10.7 to the Company’s Form 10-Q filed on October 26, 2016)

4.4	Amendment No 3 to Note Purchase Agreement, dated as of February 9, 2017, among ESND, ECO and the note purchasers identified therein (Exhibit 10.2 to the Form 10-Q filed on April 27, 2017)

Exhibit Number	Description

4.5	Amendment No 4 to Note Purchase Agreement, dated as of February 22, 2017, among ESND, ECO and the note purchasers identified therein (Exhibit 10.3 to the Form 10-Q filed on April 27, 2017)

4.6	Parent Guaranty, dated as of November 25, 2013, by ESND in favor of the holders of the promissory notes identified therein (Exhibit 4.5 to the 2013 Form 10-K)

4.7	Subsidiary Guaranty, dated as of November 25, 2013, by all of the domestic subsidiaries of ECO (Exhibit 4.6 to the 2013 Form 10-K)

10.1	Amended and Restated Guaranty, dated as of July 8, 2013, executed by ESND and its subsidiaries Essendant Management Services LLC (“EMS”), Essendant Financial Services LLC (“EFS”), Lagasse, LLC (“Lagasse”), Essendant Industrial LLC (“EIN”), MBS Dev, Inc. (“MBS”), Oklahoma Rig, Inc. (“Rig”), Oklahoma Rig & Supply Co. Trans., Inc. (“Trans”), O.K.I. Supply, LLC (“OKI Supply”), O.K.I. Data, Inc. (“OKI Data”), and OKI Middle East Holding Co. (“OKI Holding”) in favor of JPMorgan Chase Bank, National Association, as Administrative Agent for the benefit of the Holders of Secured Obligations (as defined in the Intercreditor Agreement listed in Exhibit 10.3 (Exhibit 10.3 to the Company’s Form 10-Q filed on October 28, 2013)

10.2	Intercreditor Agreement, dated as of October 15, 2007, by and among JPMorgan Chase Bank, NA, in its capacity as agent and contractual representative, and the holders of the notes issued pursuant to the Master Note Purchase Agreement, dated as of October 15, 2007, among ESND, ECO and the note purchasers identified therein (Exhibit 10.6 to the Company’s Form 10-Q filed on November 7, 2007)

10.3	Joinder, dated as of January 15, 2014, to the Intercreditor Agreement dated as of October 15, 2007, by and between JPMorgan Chase Bank, N.A., as collateral agent, and the holders of the notes issued pursuant to the 2013 Note Purchase Agreement (Exhibit 10.4 to the Company’s 2013 Form 10-K)

10.4	Amended and Restated Pledge and Security Agreement dated as of October 15, 2007, among ESND., ECO, Lagasse, Inc., EMS and EFS and JPMorgan Chase Bank, N.A. as collateral agent (Exhibit 10.1 to the Form 10-Q filed on August 6, 2010)

10.5	Second Amended and Restated Pledge and Security Agreement, dated as of February 22, 2017, among ECO, ESND, Essendant Financial Services LLC, Essendant Management Services LLC, Essendant Industrial LLC, Essendant Receivables, LLC, O.K.I. Supply, LLC, Nestor Sales LLC, Nestor Sales Holdco LLC, Nestor Holding Company, Liberty Bell Equipment Company, Label Industries, Inc., TransSupply Group, LLC, CPO Commerce Acquisition, LLC, CPO Commerce, LLC and JPMorgan Chase Bank, N.A. as administrative agent (Exhibit 10.4 to the Form 10-Q filed on April 27, 2017)

10.6	Receivables Sale Agreement, dated as of March 3, 2009, by and between ECO, as Originator, and EFS, as Purchaser (Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009 (the “Form 10-Q filed on May 8, 2009”))

10.7	Receivables Purchase Agreement, dated as of March 3, 2009, by and between EFS, as Seller, and Essendant Receivables LLC (“ESR”), as Purchaser (Exhibit 10.5 to the Form 10-Q filed on August 6, 2010)

10.8	Performance Guarantee, dated as of March 3, 2009, among ESND, as Performance Guarantee, and ESR, as Recipient (Exhibit 10.4 to the Form 10-Q filed on May 8, 2009)

10.9	Amended and Restated Transfer and Administration Agreement, dated as of January 18, 2013, between ECO, ESR, EFS, and PNC Bank, National Association (Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 25, 2013)

10.10	Assignment and Assumption and First Amendment to Amended and Restated Transfer and Administration Agreement, dated as of June 14, 2013, by ESR, ECO, EFS, PNC Bank, National Association and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Exhibit 10.9 to the 2014 Form 10-K)

10.11	Second Amendment to Amended and Restated Transfer and Administration Agreement, dated as of January 23, 2014, by ESR, ECO, EFS, PNC Bank, National Association and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Exhibit 10.1 to the Company’s Form 10-Q filed on April 28, 2014)

10.12	Third Amendment to Amended and Restated Transfer and Administration Agreement, dated as of July 25, 2014, by ESR, ECO, EFS, PNC Bank, National Association and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (Exhibit 10.1 to the Company’s Form 10-Q filed on October 24, 2014)

10.13	Fourth Amendment to Amended and Restated Transfer and Administration Agreement, dated as of December 4, 2014, among ESR, ECO, EFS, PNC Bank, National Association, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (“BTMU”) (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 9, 2014)

Exhibit Number	Description

10.14	Fifth Amendment to Amended and Restated Transfer and Administration Agreement, dated as of December 4, 2014, among ESR, ECO, EFS, PNC Bank, National Association, and BTMU (Exhibit 10.5 to the Company’s Form 10-Q filed on April 20, 2016)

10.15	Sixth Amendment to Amended and Restated Transfer and Administration Agreement, dated as of December 4, 2014, among ESR, ECO, EFS, PNC Bank, National Association, and BTMU (Exhibit 10.14 to the Company’s Form 10-K filed on February 27, 2017)

10.16	Consent Letter, dated January 22, 2016, by and between ESR, PNC Bank, National Association and BTMU (Exhibit 10.6 to the Company’s Form 10-Q filed on April 20, 2016)

10.17	Consent Letter, dated August 30, 2016, by and between ESR, PNC Bank, National Association and BTMU (Exhibit 10.9 to the Company’s Form 10-Q filed on October 26, 2016)

10.18	Reaffirmation, dated as of July 8, 2013, executed by ESND, ECO, EMS, EFS, Lagasse, EIN, MBS, Rig, Trans, OKI Supply, OKI Data and OKI Holding (Exhibit 10.4 to the Company’s Form 10-Q filed on October 28, 2013)

10.19	Fourth Amended and Restated Five-Year Revolving Credit Agreement, dated as of July 8, 2013, among ECO, as borrower, ESND, as a loan party, JPMorgan Chase Bank, National Association, as Agent, and the financial institutions listed on the signature pages thereto (the “Credit Agreement”) (Exhibit 10.2 to the Company’s Form 10-Q filed on October 28, 2013)

10.20	Amendment No. 1 to Fourth Amended and Restated Five-Year Revolving Credit Agreement, dated as of July 8, 2013, among ECO, as borrower, ESND, as a loan party, JPMorgan Chase Bank, National Association, as Agent, and the financial institutions listed on the signature pages thereto (the “Credit Agreement”) (Exhibit 10.4 to the Company’s Form 10-Q filed on April 20, 2016)

10.21	Amendment No. 2 to Fourth Amended and Restated Five-Year Revolving Credit Agreement, dated as of July 8, 2013, among ECO, as borrower, ESND, as a loan party, JPMorgan Chase Bank, National Association, as Agent, and the financial institutions listed on the signature pages thereto (the “Credit Agreement”) (Exhibit 10.8 to the Company’s Form 10-Q filed on October 26, 2016)

10.22	Fifth Amended and Restated Credit Agreement, dated as of February 22, 2017, among ECO, as borrower, ESND, as a loan party, JPMorgan Chase Bank, National Association, as Agent, and the financial institutions listed on the signature pages thereto (the “Credit Agreement”) (Exhibit 10.1 to the Form 10-Q filed on April 27, 2017)

10.23†	First Omnibus Amendment to Receivables Sale Agreement, Receivables Purchase Agreement and Transfer and Administration Agreement, dated as of January 20, 2012, between ECO, ESR, EFS, and Bank of America, National Association (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 26, 2012)

10.24	Second Omnibus Amendment to Transaction Documents, dated as of January 18, 2013, between ECO, ESR, EFS, Bank of America, National Association, and PNC Bank, National Association (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 25, 2013)

10.25	Third Omnibus Amendment to Transaction Documents, dated as of July 24, 2015, between ESND, ECO, EFS, ESR and Bank of Tokyo-Mitsubishi JRJ, Ltd. New York Branch and PNC Bank, National Association (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 2, 2015)

10.26	Form of Indemnification Agreement entered into between ESND and (for purposes of one provision) ECO with directors and various executive officers of ESND (Exhibit 10.36 to the Company’s 2001 Form 10-K)**

10.27	Form of Indemnification Agreement entered into by ESND and (for purposes of one provision) ECO with directors and executive officers of ESND (Exhibit 10.7 to the Company’s Form 10-Q filed on November 14, 2002)**

10.28	Form of grant letter used for grants of non-qualified options to non-employee directors under the 2004 Long-Term Incentive Plan (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 3, 2004 (the “September 3, 2004 Form 8-K”))**

10.29	Form of grant letter used for grants of non-qualified stock options to employees under the 2004 Long-Term Incentive Plan (Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 3, 2004)**

10.30	Essendant Inc. Nonemployee Directors’ Deferred Stock Compensation Plan effective January 1, 2009 (Exhibit 10.33 to the 2008 Form 10-K)**

10.31	Form of Restricted Stock Award Agreement for Non-Employee Directors (Exhibit 10.4 to the Company’s Form 10-Q filed on November 7, 2008)**

Exhibit Number	Description

10.32	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (Exhibit 10.5 to the Form 10-Q filed on November 7, 2008)**

10.33	Essendant Co. Amended and Restated Deferred Compensation Plan, effective as of January 1, 2009 (Exhibit 10.26 to the 2009 Form 10-K)**

10.34	Essendant Inc. Amended and Restated 2004 Long-Term Incentive Plan (the “2004 Long-Term Incentive Plan”) effective as of May 11, 2011 (Appendix A to the 2011 DEF 14-A Proxy Statement)**

10.35	Form of Executive Employment Agreement, effective as of December 31, 2012 (Exhibit 10.45 to the Company’s 2012 Form 10-K)**

10.36	Form of Restricted Stock Unit Award Agreement under the 2004 Long-Term Incentive Plan (Exhibit 10.2 to the Company’s Form 10-Q filed on April 30, 2013)**

10.37	Form of Restricted Stock Award Agreement with EPS Minimum under the 2004 Long-Term Incentive Plan (Exhibit 10.1 to the Company’s Form 10-Q filed on October 28, 2013)**

10.38	Form of Performance Based Restricted Stock Unit Award Agreement under the 2004 Long-Term Incentive Plan (Exhibit 10.3 to the Company’s Form 10-Q filed on April 28, 2014)**

10.39	Essendant Inc. Executive Severance Plan (Exhibit 10.2 to the form 10-Q filed on April 28, 2014)**

10.40	Essendant Inc. 2015 Long-Term Incentive Plan (Appendix A to the Company’s 2015 Proxy Statement dated April 8, 2015)**

10.41	Form of Performance Based Restricted Stock Unit Award Agreement under the 2015 Long-Term Incentive Plan (Exhibit 10.1 to the Company’s Form 10-Q, filed on April 23, 2015)**

10.42	Letter Agreement, dated June 4, 2015, by and among ESND, ECO and Robert B. Aiken, Jr. (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 9, 2015)**

10.43	Letter Agreement, dated July 22, 2015, by and among ESND, ECO, EMS and Robert B. Aiken, Jr. (Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 28, 2015)**

10.44	Executive Employment Agreement, dated July 22, 2015, by and among ESND, ECO, EMS and Robert B. Aiken, Jr. (Exhibit 10.1 to the Company’s Form 10-Q filed on October 21, 2015)**

10.45	Amended and Restated Executive Employment Agreement, effective as of January 1, 2017, by and among ESND, ECO, EMS and Robert B. Aiken, Jr. (Exhibit 10.3 to the Company’s Form 10-Q filed on October 26, 2016)**

10.46	Letter Agreement, dated November 10, 2015, by and among ESND and Earl C. Shanks (Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 19, 2016) **

10.47	Form of Performance Based Restricted Stock Unit Award Agreement under the 2015 Long-Term Incentive Plan (Exhibit 10.2 to the Company’s Form 10-Q, filed on April 20, 2016)**

10.48	Form of Restricted Stock Award Agreement with EPS Minimum under the 2015 Long-Term Incentive Plan (Exhibit 10.3 to the Company’ Form 10-Q filed on April 20, 2016)**

10.49†	2016 Cash Incentive Award Agreement with EPS Minimum, dated July 15, 2016, by and among Richard Philips and ESND (Exhibit 10.2 to the Company’s Form 10-Q filed on October 26, 2016)**

10.50	Form of Amended and Restated Executive Employment Agreement (Exhibit 10.4 to the Company’s Form 10-Q filed on October 26, 2016)**

10.51	Form of Restricted Stock Award Agreement with EPS Minimum under the 2015 Long-Term Incentive Plan (Exhibit 10.5 to the Company’ Form 10-Q filed on October 26, 2016)**

10.52	Form of Performance Based Restricted Stock Unit Award Agreement under the 2015 Long-Term Incentive Plan (Exhibit 10.6 to the Company’s Form 10-Q, filed on October 26, 2016)**

10.53	Essendant Inc. 2016 Annual Cash Incentive Award Plan for Section 16 Officers (Exhibit 10.1 to the Company’s Form 10-Q filed on April 20, 2016)**

10.54	Agreement and Plan of Merger by and among ECO, SW Acquisition Corp. (“Merger Sub”), CPO Commerce, Inc. (“CPO”), certain security holders of CPO (“Principal Holders”) and Capstar Capital, LLC, as representative of the holders of CPO securities (“Representative”) dated May 28, 2014 (excluding schedules and exhibits, which the Company agrees to furnish supplementally to the Securities and Exchange Commission upon request). (Exhibit 10.1 to the Company’s Form 10-Q filed on July 25, 2014)

Exhibit Number	Description

10.55	Equity Purchase Agreement, dated as of September 10, 2014, by ECO, Richard Bell, Lauren R. Bell, Alison R. Bell Keim, Andrew Keim, Chant Tobi, Donald R. Bernhardt, The Bell Family Trust for Lauren Bell, The Bell Family Trust for Alison (Bell) Keim, 6772731 Canada Inc., and Logistics Resource Group, L.P. (excluding schedules and exhibits, which the Company agrees to furnish supplementally to the Securities and Exchange Commission upon request). (Exhibit 10.2 to the Form 10-Q filed on October 24, 2014)

10.56*	Second Amended and Restated Executive Employment Agreement, effective as of December 21, 2017, by and among ESND, ECO, EMS and Richard D. Phillips.**

10.57	Management Incentive Plan for Employees Other Than Section 16 Officers, effective January 1, 2017** (Exhibit 10.5 to the Form 10-Q filed on April 27, 2017)

10.58	Form of Performance-Based Cash Award Agreement under the 2015 Long-Term Incentive Plan** (Exhibit 10.6 to the Form 10-Q filed on April 27, 2017)

10.59	Essendant Inc. Annual Cash Incentive Award Plan for Section 16 Officers under the 2015 Long-Term Incentive Plan** (Exhibit 10.7 to the Form 10-Q filed on April 27, 2017)

10.60	Form of Performance-Based Restricted Stock Unit Award Agreement for Section 16 Officers** (Exhibit 10.8 to the Form 10-Q filed on April 27, 2017)

10.61	Form of 2017 Restricted Stock Award Agreement with EPS Minimum** (Exhibit 10.9 to the Form 10-Q filed on April 27, 2017)

10.62	Essendant Inc. Executive Severance Plan (Exhibit 10.10 to the Form 10-Q filed on April 27, 2017)**

10.63	Form of Interim Chief Executive Officer Restricted Stock Award Agreement** (Exhibit 10.1 to the Form 10-Q filed on October 25, 2017)

10.64	Form of Restricted Stock Award Agreement with EPS Minimum** (Exhibit 10.2 to the Form 10-Q filed on October 25, 2017)

10.65	Form of Cash Retention Award Agreement** (Exhibit 10.3 to the Form 10-Q filed on October 25, 2017)

10.66	Form of Cash Match Award Agreement with EPS Minimum** (Exhibit 10.4 to the Form 10-Q filed on October 25, 2017)

10.67	Form of Restricted Stock Award Agreement Under the Essendant Inc. 2015 Long-Term Incentive Plan (Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 21, 2017)**

10.68	Form of Performance Unit Award Agreement Under the Essendant Inc. 2015 Long-Term Incentive Plan (Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2017)**

14.1	Essendant Inc. Code of Business Conduct, effective as of December 13, 2016 (Exhibit 14.1 to the Company’s 2016 Form 10-K)

21*	Subsidiaries of ESND

23*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

31.1*	Certification of Chief Executive Officer, dated as of February 21, 2018, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Richard Phillips

31.2*	Certification of Chief Financial Officer, dated as of February 21, 2018, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Janet Zelenka

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, dated February 21, 2018, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 by Richard D. Phillips and Janet Zelenka

101*	The following financial information from Essendant Inc.’s Annual Report on Form 10-K for the period ended December 31, 2017, filed with the SEC on February 21, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operation for the years ended December 31, 2017, 2016, and 2015, (ii) the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2017, 2016, and 2015, (iii) the Consolidated Balance Sheets at December 31, 2017 and 2016, (iv) the Consolidated Statements of Changes in Stockholder’s Equity for the years ended December 31, 2017, 2016, and 2015, (v) the Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016, and 2015, and (vi) Notes to Consolidated Financial Statements.

*	Filed herewith.
**	Represents a management contract or compensatory plan or arrangement.
†	Confidential treatment has been requested for a portion of this document. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSENDANT INC.

BY:	/S/ RICHARD PHILLIPS
Richard Phillips
President and Chief Executive Officer
(Principal Executive Officer)

Dated: February 21, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date

/S/ RICHARD PHILLIPS Richard Phillips	President and Chief Executive Officer (Principal Executive Officer) and a Director	February 21, 2018

/S/ JANET ZELENKA Janet Zelenka	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2018

/S/ CHRISTINE IEUTER Christine Ieuter	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2018

/S/ CHARLES CROVITZ Charles Crovitz	Chairman of the Board of Directors	February 21, 2018

/S/ JEAN BLACKWELL Jean Blackwell	Director	February 21, 2018

/S/ ROY HALEY Roy Haley	Director	February 21, 2018

/S/ DENNIS MARTIN Dennis Martin	Director	February 21, 2018

/S/ SUSAN RILEY Susan Riley	Director	February 21, 2018

/S/ ALEX SCHMELKIN Alex Schmelkin	Director	February 21, 2018

/S/ STUART TAYLOR, II Stuart Taylor, II	Director	February 21, 2018

/S/ PAUL WILLIAMS Paul Williams	Director	February 21, 2018

/S/ ALEX ZOGHLIN Alex Zoghlin	Director	February 21, 2018

SCHEDULE II

ESSENDANT INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

Description (in thousands)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts(2):
2017	$18,196	3,981	(5,075)	$17,102
2016	$17,810	5,208	(4,822)	$18,196
2015	$19,725	3,231	(5,146)	$17,810

(1)—net	of any recoveries.
(2)—represents	allowance for doubtful accounts related to the retained interest in receivables sold and accounts receivable, net.

ANNEX C

Essendant Inc.

One Parkway North Boulevard

Deerfield, Illinois 60015

April 13, 2018

Dear Stockholder:

On behalf of the Board of Directors and management of Essendant Inc. (referred to as “we”, “our” or the “Company” in this Proxy Statement), I cordially invite you to attend the 2018 Annual Meeting of Stockholders. The Annual Meeting will be held on Thursday, May 24, 2018, at 2:00 p.m. Central Time, at the Company’s offices located at One Parkway North Boulevard, Deerfield, Illinois.

At this year’s Annual Meeting, the matters to be considered by stockholders are the election of three Class II directors to serve for a three-year term expiring in 2021, the ratification of the selection of the Company’s independent registered public accounting firm for 2018, an advisory vote on executive compensation and the transaction of such other business as may properly come before the meeting. The Board of Directors has unanimously recommended a vote “FOR” election of the nominees named in the accompanying Proxy Statement, “FOR” ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm and “FOR” approval of our executive compensation. Whether or not you plan to attend the Annual Meeting, we encourage you to read the accompanying Proxy Statement and vote promptly. To ensure that your shares are represented at the meeting, we recommend that you submit a proxy to vote your shares through the Internet by following the instructions set forth in the Notice of Internet Availability of Proxy Materials. You may also vote by telephone or mail by requesting a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote. The Notice of Internet Availability of Proxy Materials contains instructions on how to request paper copies of the proxy materials. This way, your shares will be voted even if you are unable to attend the meeting. This will not, of course, limit your right to attend the meeting or prevent you from voting in person at the meeting if you wish to do so.

Your Directors and management look forward to personally meeting those of you who are able to attend.

Sincerely yours,

Charles K. Crovitz

Chairman of the Board

Approximate Date of Mailing of Proxy Materials or

Notice of Internet Availability:

April 13, 2018

Essendant Inc.

One Parkway North Boulevard

Deerfield, Illinois 60015

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, May 24, 2018, at 2:00 p.m. Central Time

Location:	Company’s offices located at One Parkway North Boulevard, Deerfield, Illinois

Items of Business:	1.	To elect three Class II directors to serve for a three-year term expiring in 2021;

	2.	To ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2018;

	3.	To cast an advisory vote on executive compensation; and

	4.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors has unanimously recommended a vote “FOR” election of the nominees, “FOR” ratification of the selection of the independent registered public accounting firm and “FOR” approval of our executive compensation.

The record date for the Annual Meeting is the close of business on Monday, March 26, 2018. Only stockholders of record as of that time and date are entitled to notice of, and to vote at, the meeting. Record holders of the Company’s Common Stock as of the record date may submit their proxies by following the voting instructions set forth in the Notice of Internet Availability of Proxy Materials.

By Order of the Board of Directors,
Brendan J. McKeough
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 24, 2018

The proxy statement and Form 10-K are available at

essendant.com/proxymaterials

PROXY SUMMARY

Proxy Summary

This summary highlights selected information that is provided in more detail throughout this Proxy Statement. This summary does not contain all of the information you should consider before voting, and you should read the full Proxy Statement before casting your vote.

Annual Meeting Information
Date	May 24, 2018
Time	2:00 p.m. Central Time
Location	Company’s offices located at One Parkway North Boulevard, Deerfield, Illinois
How to Vote
• By Internet	Access www.proxyvote.com
• By Telephone	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by telephone.
• By Mail	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by mail.
• In Person	Attend the Annual Meeting and vote

Additional information about the Annual Meeting and voting can be found beginning on page C-8.

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. We provide access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses. Our network of distribution centers enables the Company to ship most products overnight to more than ninety percent of the U.S.

Essendant operated in a challenging environment in 2017, experiencing sales declines in the national reseller channel. These declines resulted in a deleveraging of our cost base driving a lower gross margin. Partly offsetting these declines was a 4.9% increase in sales in our Industrial supplies product categories during 2017.

In response to the sales environment, we took actions to create value and sharpen our focus on three strategic drivers:

1)	Improving efficiency across the distribution network and reducing the cost base

2)	Accelerating sales performance in key channels where we are positioned to grow

3)	Advancing supplier partnerships that leverage our network and capabilities

In 2017, as part of these strategic drivers, we commenced a freight consolidation model that is expected to reduce costs and improve efficiency and executed a merchandising initiative that delivered improved returns, which partly offset the impact of the sales declines on gross margin. Additionally, free cash flow1 improved to $147.1 million, driving a reduction in debt of more than $100 million.

[1]	A reconciliation of Operating Activities to Free Cash Flow is provided in Appendix A.

PROXY SUMMARY

As a result of the 2017 challenges, we experienced a GAAP loss per share of $7.27 and a decline in adjusted earnings per share to $0.67 in 2017 compared to $1.54 in 2016.1

Voting Matters and Board Recommendations

At this year’s Annual Meeting, our shareholders will vote on the following matters:

Proposal	Board Recommendation	Additional Information
Proposal 1: Election of Directors	FOR	See pages C-12 through C-17 for more information on the nominees.
Proposal 2: Ratification of Selection of the Company’s Independent Registered Public Accounting Firm	FOR	See pages C-71 and C-72 for details.
Proposal 3: Advisory Vote on Executive Compensation	FOR	See page C-73 for details.

Executive Compensation Highlights

•	The primary elements of our compensation program are base salary, annual cash incentive awards, long-term cash and equity incentive awards.

•	Financial results in 2017 were challenging, but the Company is implementing strategies to address market trends.

•	Performance for 2017 was below internal performance goals and as a result the payouts to executives were below target, with payouts awarded to executives under the Company’s annual cash incentive award plan at approximately 62% of target. Further, future vesting of previously awarded performance-based restricted stock unit awards is forecasted to be below target as well.

•	Essendant’s compensation philosophy to pay for performance continued to guide the 2017 executive compensation plan.

[1]	A reconciliation of adjusted EPS to GAAP EPS and Operating Activities to Free Cash Flow is provided in Appendix A.

PROXY SUMMARY

Compensation Summary

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Richard D. Phillips	589,829	106,875	970,601	392,768	—	51,758	2,111,831
President and Chief Executive Officer
Janet H. Zelenka	437,083	160,000	692,737	201,500	11,836	36,370	1,539,526
Senior Vice President and Chief Financial Officer
Keith J. Dougherty	434,375	231,875	820,598	190,633	—	32,060	1,709,541
Senior Vice President, Merch, Inventory and Pricing
Harry A. Dochelli	434,375	106,875	570,612	181,834	—	44,082	1,337,778
President, Office and Facilities
Carole W. Tomko	406,042	92,083	500,496	157,086	—	70,039	1,225,746
Senior Vice President and Chief HR Officer

Corporate Governance Highlights

Board Independence
Independent Directors	9 out of 10
Independent Chair of the Board	Charles Crovitz
Evaluating and Improving Board Performance
Board evaluations	Annual
Committee evaluations	Annual
Aligning Director and Executive Interest with Shareholder Interests
Director stock ownership requirements	Yes
Executive officer stock ownership requirements	Yes
Policy restricting trading and prohibiting hedging and short-selling of Essendant stock	Yes
Compensation clawback policy for executive officers	Yes

PROXY AND VOTING INFORMATION

Proxy and Voting Information

The Board of Directors of Essendant Inc. (referred to as “we”, “our” or the “Company” in this Proxy Statement) is soliciting your proxy for use at our 2018 Annual Meeting of Stockholders and any adjournments or postponements thereof (the “Annual Meeting”).

What is a Notice of Internet Availability of Proxy Materials

Under rules of the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders on the Internet, rather than mailing printed copies to our stockholders. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet as well as vote your shares online. You may also vote by telephone or mail by requesting a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote. The Notice of Internet Availability of Proxy Materials contains instructions on how to request paper copies of the proxy materials. We expect to commence mailing the Notice of Internet Availability of Proxy Materials, and printed copies of the proxy materials, to our stockholders on or about April 13, 2018.

Who May Vote

Holders of record of our Common Stock at the close of business on Monday, March 26, 2018 (the “Record Date”) may vote at the Annual Meeting. On that date, 37,660,609 shares of our Common Stock were issued and outstanding. Each share entitles the holder to one vote.

How to Vote

If you are a holder of record of our Common Stock (meaning, the shares are registered by our transfer agent directly in your own name) on the Record Date, you may submit a proxy with your voting instructions by the applicable deadline shown on the Notice of Internet Availability of Proxy Materials or proxy card using any of the following methods:

•	Online: Go to the website http://www.proxyvote.com and follow the instructions on the Notice of Internet Availability of Proxy Materials to view the proxy materials online and vote your shares through the Internet.

•	By Telephone:
¡	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by telephone.
¡	Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

•	By Mail:
¡	You must request a paper copy of the proxy materials, which will include a proxy card with instructions on how to vote by mail.
¡	Please review the Notice of Internet Availability of Proxy Materials for instructions on how to order paper copies of the proxy materials.

If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number shown on the Notice of Internet Availability of Proxy Materials or proxy card before your proxy and voting instructions will be accepted. Once you

PROXY AND VOTING INFORMATION

have indicated how you want to vote in accordance with those instructions, you will receive confirmation that your proxy has been submitted successfully by telephone or through the Internet.

If you hold your shares of our Common Stock in “street name” through a broker, bank, custodian, fiduciary or other nominee, you should review the separate Notice of Internet Availability of Proxy Materials supplied by that firm to determine whether and how you may vote by mail, telephone or through the Internet. To vote these shares, you must use the appropriate voting instruction form or toll-free telephone number or website address specified on that firm’s voting instruction form for beneficial owners.

How Proxies Work

Giving your proxy means that you authorize the persons named as proxies to vote your shares at the Annual Meeting in the manner you direct. If you hold any shares in the Company’s Employee Stock Purchase Plan (“ESPP”), your proxy (whether given by mailing the proxy card or voting by telephone or through the Internet) will also serve as voting instructions to Computershare Trust Company, as nominee holder under the ESPP, with respect to the shares allocated to your account in the ESPP.

If you sign and return a proxy card, or use telephone or Internet voting, but do not specify how you want to vote your shares, the proxies will vote your shares “FOR” the election of each of the three Director nominees, “FOR” the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2018 and “FOR” approval of our executive compensation. If you specify how you want to vote your shares on some matters but not others, the proxies will vote your shares as directed on the matters that you specify and as indicated above on the other matters described in this proxy statement. However, if you hold shares in the ESPP, Computershare Trust Company, as nominee holder under the ESPP, will not vote shares allocated to your ESPP account unless you indicate your voting instructions. The proxies will also vote your shares in their discretion on any other business that may properly come before the meeting.

Revocation of Proxies

If you have voted by submitting a proxy, you may revoke your proxy at any time before it is exercised at the Annual Meeting by any of the following methods:

•	Requesting and submitting a new proxy card that is properly signed with a later date;
•	Voting again at a later date by telephone or through the Internet — your latest voting instructions received before the deadline for telephone or Internet voting, 11:59 p.m. Eastern Time on May 23, 2018, will be counted and your earlier instructions revoked;
•	Sending a properly signed written notice of your revocation to the Secretary of the Company at Essendant Inc., One Parkway North Boulevard, Deerfield, Illinois 60015-2559; or
•	Voting in person at the Annual Meeting. Attendance at the Annual Meeting will not itself revoke an earlier submitted proxy.

A proxy card with a later date or written notice of revocation shall not constitute a revocation of a previously submitted proxy unless it is received by the Secretary of Essendant Inc. before the previously submitted proxy is exercised at the Annual Meeting.

Quorum

To conduct the business of the Annual Meeting, we must have a quorum. Under our current Bylaws, a quorum for the Annual Meeting requires the presence, in person or by proxy, of the holders of a majority

PROXY AND VOTING INFORMATION

of the 37,660,609 shares of our Common Stock issued and outstanding on the Record Date. Under Delaware law and our Bylaws, we count instructions to withhold voting authority for Director nominees, any abstentions and broker non-votes as present at meetings of our stockholders for the purpose of determining the presence of a quorum.

Shares Held Through Broker or Other Nominee

In general, a broker who holds securities as a nominee in street name has limited authority to vote on matters submitted at a stockholders’ meeting in the absence of specific instructions from the beneficial owner. In the absence of instructions from the beneficial owner or authorization from the regulatory agency of which the broker is a member to vote on specific matters without the need to obtain instructions from the beneficial owner, a broker will specify a “non-vote” on those matters. Brokers are typically permitted to vote for the ratification of the selection of the independent registered public accounting firm if they have not received instructions from the beneficial owner; however, brokers may not vote on the other matters described in this Proxy Statement without specific instructions from the beneficial owner.

Required Votes

Election of Directors

The nominees for Director will be elected by a plurality of the votes cast at the Annual Meeting. This means that the three nominees who receive the greatest number of votes will be elected as Directors. Broker non-votes and instructions to withhold authority to vote for one or more nominees are not counted for this purpose and will not affect the outcome of this election.

We have adopted a so-called “plurality-plus” standard. In accordance with procedures set forth in the Company’s Corporate Governance Principles, any incumbent Director (including the three nominees standing for election at the Annual Meeting) who receives a greater number of votes withheld from his or her election than votes “FOR” his or her election in an uncontested election will be expected to tender his or her resignation for consideration by the Company’s Governance Committee. The Governance Committee will consider the resignation and, within 45 days following the date of the applicable annual meeting, make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will then take formal action on the Governance Committee’s recommendation no later than 90 days following the date of the annual meeting. Following the Board’s decision on the Committee’s recommendation, we will publicly disclose the Board’s decision together with an explanation of the process by which the decision was made and, if applicable, the Board’s reason or reasons for rejecting the tendered resignation.

Ratification of Ernst & Young

Ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm will require the affirmative vote of a majority of the shares of Common Stock represented at the Annual Meeting and entitled to vote on such matter. Abstentions will be counted as represented and entitled to vote for purposes of determining the total number of shares that are represented and entitled to vote with respect to this proposal. As a result, an abstention from voting on this proposal will have the same effect as a vote “AGAINST” the matter. Broker non-votes will not be considered as represented and entitled to vote with respect to this proposal and will have no effect on the voting on this matter.

PROXY AND VOTING INFORMATION

Advisory Vote on Executive Compensation

The vote on the approval of our executive compensation is advisory and non-binding. However, we will consider our stockholders to have approved our executive compensation if the number of votes “FOR” this proposal exceeds the number of votes “AGAINST” this proposal. Accordingly, abstentions and broker non-votes will not affect the outcome of this advisory vote.

We do not know of any other matters to be submitted for stockholder action at the Annual Meeting.

Costs of Proxy Solicitation

We will bear the costs of soliciting proxies for the Annual Meeting. In addition to the solicitation by mail, proxies may be solicited personally or by telephone, facsimile or electronic communication by our Directors, officers and other employees. Directors, officers and other employees of the Company who participate in soliciting proxies will not receive any additional compensation from the Company for doing so. Upon request, we will reimburse brokers, banks, custodians and other nominee record holders for their out-of-pocket expenses in forwarding proxy materials to their principals who are the beneficial owners of our Common Stock as of the Record Date.

PROPOSAL 1: ELECTION OF DIRECTORS

Proposal 1: Election of Directors

General

The Company’s business and affairs are managed under the direction of our Board of Directors. The Board has responsibility for establishing broad corporate policies relating to the Company’s overall performance rather than day-to-day operating details.

Our Board of Directors currently consists of ten members. The Board is divided into three classes, each of which is elected for a three-year term. The terms of the four current Class II Directors expire in 2018. Richard D. Phillips, who was appointed to the Board of Directors as a Class II Director in October 2017 in connection with his appointment as President and Chief Executive Officer of the Company, is a nominee as a Class II Director at the Annual Meeting for reelection to a three-year term expiring in 2021. Charles K. Crovitz, who is a current Class II Director and Chairman of the Board of Directors, and Stuart A. Taylor, II, who is a current Class II Director, are also nominees at the Annual Meeting for reelection to three-year terms expiring in 2021. Roy W. Haley, who has served on the Board since 1998 and currently serves as a Class II Director, is retiring from the Board and will not stand for re-election at the Annual Meeting. Jean S. Blackwell, who has served on the Board since 2007 and currently serves as a Class I Director, is also retiring from the Board as of the Annual Meeting. The Board will make a determination in the coming months whether to seek to fill the vacancies resulting from Mr. Haley’s and Ms. Blackwell’s retirements with new qualified directors or to reduce the size of the Board from ten directors to eight or nine directors, thereby eliminating one or both of the vacancies.

The nominees have indicated that they are willing and able to serve as Company Directors. If any nominee becomes unavailable for election for any reason, the persons named as proxies in the enclosed proxy card will have discretionary authority to vote the shares they represent for any substitute nominee designated by the Board of Directors, upon recommendation of the Governance Committee.

Information regarding each of the Director nominees and the Directors continuing in office, including his or her age, principal occupation, other business experience during at least the last five years, directorships in other publicly held companies during the last five years and period of service as a Company Director, is set forth below. Also included below is a discussion of the specific experience, qualifications, attributes and skills that led to the conclusion that the Director nominee or Director should serve on the Board.

PROPOSAL 1: ELECTION OF DIRECTORS

Director Nominees

The nominees for election as Class II Directors at this year’s Annual Meeting, each to serve for a three-year term expiring in 2021, are set forth below:

Charles K. Crovitz

Mr. Crovitz serves as Chairman of the Board of Directors, Chair of the Executive Committee and as a member of the Technology Advisory and Governance Committees. In September 2007, Mr. Crovitz was appointed as the Interim Chief Executive Officer of The Children’s Place Retail Stores, Inc., a children’s clothing and accessories retailer, which position he held until his retirement in January 2010. Prior to this appointment, Mr. Crovitz was a member of the executive leadership team of Gap Inc. from 1993 until 2003, most recently serving as Executive Vice President and Chief Supply Chain Officer. During his ten-year career with Gap, Mr. Crovitz was also Executive Vice President, Supply Chain and Technology and Senior Vice President, Strategy and Business Development. Prior to that, he held various positions with Safeway Inc., including serving as a member of the operating committee, Senior Vice President and Chief Information Officer, and Vice President, Director of Marketing for Safeway Manufacturing Group. Mr. Crovitz also spent several years with McKinsey & Company, Inc. where he was an Engagement Manager, leading client service teams in retail, forest products, steel and personal computer industries.

Qualification: Mr. Crovitz’ responsibility for information technology during his tenure at Gap and Safeway and his experience in supply chain management are particularly relevant to the strategic direction of the Company. His extensive operating experience allows him to make significant contributions to the Company’s continuing efforts to pursue growth strategies, increase productivity and reduce its cost structure, making him an effective Chairman of the Board. Mr. Crovitz also holds an MBA and a law degree from Stanford University. Mr. Crovitz previously served as a board member for The Children’s Place Retail Stores.

Age: 64

Director since: 2005

Richard D. Phillips

Mr. Phillips serves as a member of the Executive Committee. In October 2017, he was named President and CEO of Essendant. Mr. Phillips joined the Company in January 2013 as President of Online and New Channels and was named President, ORS Nasco in November 2015. He was named Group President, Industrial in August 2016, when he added responsibility for the Company’s automotive and e-commerce businesses. Prior to joining Essendant, Mr. Phillips spent 14 years at McKinsey & Company, where he was elected Partner in 2005 and worked with global clients in a number of industries, with a functional emphasis in strategy, commercial performance and operations. He previously spent six years at Baxter Healthcare in various finance and sales roles.

Qualification: Mr. Phillips brings to the Board of Directors significant knowledge of operations of the Company’s business units. He also has a broad background in strategy, commercial performance, finance and sales. Mr. Phillips earned a B.S. degree in Finance from Indiana University and a Masters of Management degree, with distinction, from the Kellogg Business School at Northwestern University.

Age: 47

Director since: 2017

PROPOSAL 1: ELECTION OF DIRECTORS

Stuart A. Taylor, II

Mr. Taylor is Chair of the Finance Committee and a member of the Executive Committee. Mr. Taylor is Chief Executive Officer of The Taylor Group LLC, a private equity firm, and has been with The Taylor Group since 2002. Prior to founding The Taylor Group in 2002, Mr. Taylor was Senior Managing Director of Bear Stearns Companies Inc., a brokerage firm. Over a span of 19 years, Mr. Taylor served as Managing Director of CIBC World Markets (US), Managing Director, Automotive Industry Group, BT Alex Brown, Inc. of Bankers Trust Company and as Vice President, Corporate Finance Department of Morgan Stanley & Company, Inc.

Qualification: Mr. Taylor has demonstrated leadership as a chief executive officer and is a seasoned investment banker. His extensive experience in finance, business development, strategic diversification and mergers and acquisitions allows him to make significant contributions to the company’s strategic initiatives and to the Finance and Executive Committees. Mr. Taylor holds an MBA in finance from Harvard Business School and an undergraduate degree from Yale University. Mr. Taylor currently serves as a director of Ball Corporation, a metal packaging company, and serves as chair of its human resources committee and a member of its audit committee. He also serves on the board of directors of Hillenbrand, Inc., an industrial company, and serves as the chair of the M&A committee and a member of the audit committee.

Age: 57

Director since: 2011

THE COMPANY’S BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”

THE ELECTION OF EACH OF THE INDIVIDUALS NOMINATED ABOVE.

PROPOSAL 1: ELECTION OF DIRECTORS

Continuing Directors

The other Directors, whose terms will continue after this year’s Annual Meeting, are as follows:

Class III Directors — Continuing in Office until 2019 Annual Meeting

Susan J. Riley

Ms. Riley is Chair of the Audit Committee and a member of the Finance and Executive Committees. Ms. Riley was most recently the Chief Financial Officer of Vestis Retail LLC, a private equity-owned holding company for Bob’s Store, Eastern Mountain Sports, and Sport Chalet. She previously served as a financial consultant for several retail and other companies. From April 2006 through February 2011 Ms. Riley held several senior executive positions, including Executive Vice President, Finance and Administration, at The Children’s Place Retail Stores, Inc., a children’s clothing and accessories retailer. Previously she served as Executive Vice President and Chief Financial Officer of Klinger Advanced Aesthetics, Senior Vice President and Chief Financial Officer of Abercrombie & Fitch Company, Executive Vice President of Business and Finance of Mount Sinai Medical Center of New York, Vice President and Treasurer of Colgate-Palmolive Company, Executive Vice President and Chief Financial Officer of Dial Corporation and Senior Vice President and Chief Financial Officer of Tambrands, Inc. Ms. Riley is also designated as one of the financial experts on the Company’s Audit Committee.

Qualification: Ms. Riley’s extensive knowledge in financial matters and her experience as chief financial officer of several companies contribute to the financial expertise on our Board and the Audit Committee. Her experience from serving as a senior executive and board member of several companies enables Ms. Riley to provide key insights to our Board Committees and to the Board operations in general. Ms. Riley earned a bachelor’s degree in accounting from the Rochester Institute of Technology and an MBA from Pace University. Ms. Riley currently serves on the Board of comStock, Inc., a media measurement company, where she is chair of the board, chair of its audit and CEO search committees and a member of its compensation and nomination and governance committees.

Age: 59

Director since: 2012

Alexander M. Schmelkin

Mr. Schmelkin is a Chair of the Technology Advisory Committee and a member of the Human Resources Committee. Mr. Schmelkin is Founder, Chief Executive Officer and a member of the board of directors of Cake & Arrow, a customer experience agency, and has held these positions since 2002. Before founding Cake & Arrow, Mr. Schmelkin co-founded New York-based Davanita Design, which was later acquired by Avatar Technology, where he served as President and Chief Executive Officer of the New York division.

Qualification: Mr. Schmelkin brings to the Board, the Technology Advisory Committee and Human Resources Committee extensive experience in technology and e-business, digital, enterprise sales, and entrepreneurial insights as a chief executive officer. Mr. Schmelkin earned a bachelor’s degree from Cornell University.

Age: 41

Director since: 2012

PROPOSAL 1: ELECTION OF DIRECTORS

Alex D. Zoghlin

Mr. Zoghlin was re-elected to the Company’s Board of Directors in May 2008. Mr. Zoghlin serves as a member of the Technology Advisory and Governance Committees. Mr. Zoghlin is the Group President, Global Operations Center for Hyatt Hotels Corporation, a global hospitality company, a position he has held since March 2013. Prior to joining Hyatt, Mr. Zoghlin served as the Chief Executive Officer of VHT, Inc., a marketing services provider for the real estate industry, from 2009 to February 2013. He previously served on the Board from November of 2000 until May 2006. He resigned at that time to focus primarily on building G2 Switchworks, a Chicago-based travel/technology firm, where he was President and Chief Executive Officer until its change of ownership in 2008. He previously served as Chairman, President and Chief Executive Officer of neoVentures Inc., a venture capital investment company for emerging technology companies. Prior to that, he was Chief Technology Officer of Orbitz, LLC, a consumer-oriented travel industry portal backed by major airline companies.

Qualification: Mr. Zoghlin has a history of demonstrated leadership in enterprise technology and e-commerce. His experience in enterprise-wide programming, developing and implementing web-based solutions enables Mr. Zoghlin to offer key insights to our Technology Advisory Committee, which provides critical guidance on the Company’s portfolio of information technology assets and systems. Mr. Zoghlin also brings an entrepreneurial orientation to the Board’s deliberations. Mr. Zoghlin previously served as a director of State Farm Insurance Co., an insurance and financial services company.

Age: 48

Director since: 2008

(Also previously served as a Director from November 2000 to May 2006)

Class I Directors — Continuing in Office until 2020 Annual Meeting

Dennis J. Martin

Mr. Martin is the Chair of the Human Resources Committee and a member of the Audit and Executive Committees. Mr. Martin has been a member of the board of directors of Federal Signal Corporation, a manufacturer of solutions for municipal, government, industrial and commercial customers, since 2008 and in January 2016 was appointed as Non-Executive Chairman. He also served as President and Chief Executive Officer of Federal Signal from October 2010 to December 2016. Mr. Martin held several senior executive positions, including Chairman of the Board, President and CEO of General Binding, Executive Vice President of Illinois Tool Works and National Sales Manager of Ingersoll-Rand Company. Mr. Martin is also designated as one of the financial experts on the Company’s Audit Committee.

Qualification: Mr. Martin brings extensive knowledge and experience in the leadership of publicly traded companies, having served as chief executive officer and chairman of two public companies. He is able to apply his executive and board experience at several public companies, including companies in related industries, to contribute significantly to the strategy of the Company and provide important guidance to management on the key drivers in our industries. Mr. Martin’s expertise in manufacturing, sales, marketing, strategy, financial matters, business processes and mergers and acquisitions allow him to bring valuable insights to the Board, Audit Committee and Human Resources Committee. Mr. Martin holds a BS degree and Honorary Ph.D. from the University of New Haven. Mr. Martin is the Non-Executive Chairman of Federal Signal Corporation and previously served on its compensation, nominating and governance and audit committees. He previously served as a director of HNI Corporation, Coleman Cable, Inc., A.O. Smith Corp and General Binding Corporation.

Age: 67

Director since: 2016

PROPOSAL 1: ELECTION OF DIRECTORS

Paul S. Williams

Mr. Williams is the Chair of the Governance Committee and a member of the Human Resources Committee. Mr. Williams has been a partner at Major, Lindsey & Africa, LLC, a legal executive search firm, since 2005. Prior to joining Major, Lindsey & Africa he served as Executive Vice President, Chief Legal Officer and Secretary of Cardinal Health, Inc.

Qualification: Mr. Williams brings extensive experience and knowledge of the business operations of publicly traded companies having served as a business executive and a director of several public company boards. His experience as an executive recruiter allows him to make significant contributions to the Human Resources Committee in its evaluation of compensation practices and succession planning. He also brings deep governance and mergers and acquisitions expertise. Mr. Williams holds a BA degree from Harvard University and a law degree from Yale University. Mr. Williams currently serves on the board of directors of Compass Minerals International, Inc., a salt and specialty fertilizer products company, and serves on its compensation and audit committees. He is the President of the Chicago Chapter of the National Association of Corporate Directors. He previously served as a director of State Auto Financial Corporation and Bob Evans Farms, Inc.

Age: 58

Director since: 2014

GOVERNANCE AND BOARD MATTERS

Governance and Board Matters

Corporate Governance Principles

The Company is committed to the use of sound corporate governance principles and practices in the conduct of its business. The Company’s Board has adopted the Essendant Inc. Corporate Governance Principles (the “Governance Principles”) to address certain fundamental corporate governance issues. The Governance Principles provide a framework for Company governance activities and initiatives and cover, among other topics, Director independence and qualifications, Board and Committee composition and evaluation, Board access to members of management and independent outside advisors, Board meetings (including meetings in executive session without management present) and succession planning. These principles also provide for the separation of the position of Chairman of the Board, who would normally serve as the Company’s lead independent Director, from that of Chief Executive Officer. The Governance Principles are included under “Governance” as part of the “Investors” section available through the Company’s website at http://www.essendant.com. Neither the Governance Principles nor any other information contained on or available through the Company’s website and referred to in this Proxy Statement is incorporated by reference in, or considered to be part of, this Proxy Statement.

Code of Conduct

The Company’s Board of Directors also has adopted the Essendant Inc. Code of Business Conduct (the “Code of Conduct”). The Code of Conduct applies to all Directors, officers and employees, and covers topics such as compliance with laws and regulations, proper use of the Company’s assets, treatment of confidential information, ethical handling of actual or apparent conflicts of interest, accurate and timely public disclosures, prompt internal reporting of violations and accountability for adherence to its guidelines. A copy of the Code of Conduct is included under “Governance” as part of the “Investors” section available through the Company’s website at http://www.essendant.com.

Board Independence

The Company’s Board of Directors has affirmatively determined that all of its members and the nominees, other than Mr. Phillips, the Company’s President and Chief Executive Officer, are independent within the meaning of the Company’s independence standards set forth in its Governance Principles. The Company’s Governance Principles incorporate the director independence standards of The Nasdaq Stock Market, Inc. (“Nasdaq”), and reflect the Board’s policy that a substantial majority of the Directors who serve on the Company’s Board should be independent Directors. Indeed, for a number of years, a substantial majority of the Company’s Board of Directors has been comprised of independent Directors.

In determining that Mr. Taylor is independent, the Board considered that Mr. Taylor and his spouse are owners of Taylor Made Business Solutions (“TMBS”), where his spouse also serves as the Chief Executive Officer, and that TMBS purchased $70,503 of products and services from Essendant Co. (“ECO”), a wholly-owned subsidiary of the Company, during 2017. The amount of purchases was less than 5% of gross revenues of ECO. The Board concluded that such transactions constituted an insignificant percentage of TMBS’ purchases and the Company’s sales, that Mr. Taylor had no direct involvement in such transactions and that such transactions, therefore, did not affect Mr. Taylor’s independence. Based on the same information and the representations from the Company’s management that such transactions were in the ordinary course of business at the same prices and on the same terms as are available to customers of the Company generally, the Audit Committee of the

                         GOVERNANCE AND BOARD MATTERS

Board concluded that such transactions were exempt under the Company’s related person transaction approval policy. The Governance Committee also reviewed the relationship and determined that there is no conflict with the Company’s Corporate Governance Principles, and that the relationship did not impair Mr. Taylor’s independence.

Board Leadership Structure

The Company’s Bylaws call for the Chairman of the Board to be elected by the Board from among its members and to have the powers and duties customarily associated with the position of a non-executive Chairman. Consistent with the Company’s Corporate Governance Principles, the Board expects that in most circumstances the only member of the Company’s management who would be invited to serve on the Board would be the Company’s chief executive officer. However, the Company’s Bylaws also provide that, while the Chairman may hold an officer position, under no circumstances may the Chairman also serve as the President or Chief Executive Officer of the Company. The Chairman of the Board normally serves as the Company’s lead independent Director and chairs executive sessions of the Board. Charles K. Crovitz has served as the Company’s independent Chairman since December 2011.

These principles are further enhanced in the Company’s Corporate Governance Principles which assist the Board in the exercise of its responsibilities and in serving the best interests of the Company and its stockholders. This structure is intended to serve as a framework within which the Board may conduct its business in accordance with applicable laws, regulations, and other corporate governance requirements.

Board Diversity

The Governance Committee is responsible for evaluating potential candidates for Board membership. In its evaluation process and to ensure that the Board benefits from diverse perspectives, the Committee considers such factors as the experience, perspective, background, skill sets, race, and gender makeup of the current Board as well as the candidate’s individual qualities in leadership, character, judgment and ethical standards. The Committee does not have a separate policy on diversity. However, pursuant to the Company’s Corporate Governance Principles, diversity is one of the criteria to be positively considered for board membership. For this purpose, the Committee considers diversity broadly as set forth above. The Governance Committee believes our Directors represent a diverse base of perspectives and reflect the racial and gender diversity of the Company’s employees, customers and shareholders, as well as an appropriate level of tenure, as further illustrated below.

Board’s Role in Risk Management

The Board of Directors takes an active role in risk oversight of the Company both as a full Board and through its Committees.

GOVERNANCE AND BOARD MATTERS

Strategic risk, which is risk related to the Company properly defining and achieving its high-level goals and mission, as well as operating risk, which is risk relating to the effective and efficient use of resources and pursuit of opportunities, are regularly monitored by the full Board through regular and consistent review of the Company’s operating performance and strategic plan. For example, at each of the Board’s five regularly scheduled meetings throughout the year, management provides to the Board presentations on the Company’s various business units as well as the Company’s performance as a whole. In addition, the Board discusses risks related to the Company’s business strategy at the Board’s strategic planning meetings every year in July and September and at other meetings as appropriate. Similarly, significant transactions, such as acquisitions and financings, are brought to the Board and Finance Committee for approval.

Reporting risk and compliance risk are primarily overseen by the Audit Committee. Reporting risk relates to the reliability of the Company’s financial reporting, and compliance risk relates to the Company’s compliance with applicable laws and regulations. The Audit Committee meets at least four times per year and, pursuant to its charter and established processes, receives input directly from management as well as from the Company’s independent registered public accounting firm, Ernst & Young LLP, regarding the Company’s financial reporting process, internal controls, and public filings. The Company’s internal audit function leads an annual risk assessment to refresh its ongoing risk-based work plan which includes coverage of financial, operational, and compliance risks, reporting results to the Audit Committee on a regular basis. The Company’s Disclosure Committee, Compliance Committee, and Senior Leadership Team each meets regularly to address financial reporting, compliance issues, and other enterprise-wide risks, respectively, and to identify actions to mitigate issues and risks. Both the Disclosure Committee and Compliance Committee include executives and other personnel from the Company’s legal, finance, human resources, and information technology departments, as well as from each business unit. The Company’s Senior Leadership Team consists of the President and CEO and other senior executives.

Each of these management committees reports its activities regularly to the Audit Committee. The Audit Committee also receives regular updates from the Company’s in-house attorneys regarding any Hotline reports, Code of Conduct issues or other legal compliance concerns. See “Board Committees — Audit Committee” below for further information on how the Audit Committee fulfills, and assists the Board of Directors’ oversight of, reporting and compliance risks.

Additionally, the Finance Committee, Technology Advisory Committee, and Human Resources Committee each provide risk oversight and monitoring with respect to the Company’s capital structure and corporate finance, cyber security and deployment of technology, and structure of compensation programs, respectively. See the individual descriptions of these committees for further information regarding their roles.

Executive Sessions

Non-management Directors meet regularly in executive sessions without management. In accordance with the Company’s Governance Principles, executive sessions are held at least four times a year. The Company’s independent Chairman of the Board presides at such sessions.

Self-Evaluation

The Board and each of the Audit, Governance, Human Resources, Executive, Finance, and Technology Advisory Committees conduct an annual self-evaluation, as contemplated by the

                         GOVERNANCE AND BOARD MATTERS

Company’s Governance Principles and the charters of such Board committees. The Board also obtains peer evaluations of individual Director performance in the course of its self-evaluation process.

Board Meetings and Attendance

The Board of Directors held 14 meetings during 2017. Each Director attended more than 75% of the aggregate number of meetings of the Board of Directors and of the Board Committees on which he or she served.

Board Committees

General

The Board of Directors has established six standing committees — an Audit Committee, a Governance Committee, a Human Resources Committee, a Finance Committee, a Technology Advisory Committee, and an Executive Committee. The Governance Committee serves as and performs the functions of a Board nominating committee. Each of the standing committees operates under a written charter adopted by the Board. The charters for the committees are available at essendant.com/proxymaterials.

The current membership and number of meetings held by each such standing committee during 2017 are as follows:

Name	Audit	Governance	Human Resources	Executive	Finance	Technology Advisory
Jean S. Blackwell(1) Director Since: 2007	✓	✓
Charles K. Crovitz(1) Director Since: 2005		✓		✓(C)		✓
Roy W. Haley(1) Director Since: 1998	✓				✓
Dennis J. Martin(1) Director Since: 2016	✓		✓(C)	✓
Richard D. Phillips(3) Director Since: 2017				✓
Susan J. Riley(1)(2) Director Since: 2012	✓(C)			✓	✓
Alexander M. Schmelkin(1) Director Since: 2012			✓			✓(C)
Stuart A. Taylor, II Director Since: 2011				✓	✓(C)
Paul S. Williams(1) Director Since: 2014		✓(C)	✓
Alex D. Zoghlin(1) Director Since: 2008 Previously served as Director from November 2000 to May 2006.		✓				✓
Number of Meetings in 2016	7	7	10	6	6	4
(1)	On May 23, 2017, Ms. Blackwell became a member of the Audit Committee and stepped off the Finance Committee; Mr. Haley stepped off the Executive Committee. Mr. Martin became Chair of the Human Resources Committee and a member of the Executive Committee; Ms. Riley became Chair of the Audit Committee, became a member of the Finance Committee and stepped off the Human Resources Committee; Mr. Schmelkin became Chair of the Technology Advisory Committee; Mr. Williams became Chair of the Governance Committee and stepped off the Audit Committee; and Mr. Zoghlin became a member of the Governance Committee.
(2)	On September 15, 2017, Ms. Riley became a member of the Executive Committee.
(3)	On October 24, 2017, Mr. Phillips became a member of the Executive Committee.
(C)	Committee Chair

GOVERNANCE AND BOARD MATTERS

Audit Committee. The Board has determined that all of the above members of the Audit Committee are independent pursuant to the Nasdaq Market Place Rules and Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). No member of the Audit Committee received any compensation from the Company during 2017 other than for services as a member of the Board or one or more of its committees. The Board also has determined that all Audit Committee members are financially literate and have financial sophistication, in accordance with the Nasdaq Market Place Rules. In addition, the Board of Directors has determined that Jean S. Blackwell, Roy W. Haley, Dennis J. Martin and Susan J. Riley qualify as “audit committee financial experts” within the meaning of applicable SEC regulations.

The principal functions of the Audit Committee involve assisting the Company’s Board of Directors in fulfilling its oversight responsibilities relating to: (1) the integrity of the Company’s financial statements; (2) the soundness of the Company’s internal control systems; (3) assessment of the independence, qualifications and performance of the Company’s independent registered public accounting firm; (4) performance of the internal audit function; and (5) the Company’s enterprise risk management, legal, regulatory, and ethical compliance programs. The Audit Committee’s seven meetings during 2017 included reviews with management and the Company’s independent registered public accounting firm regarding the Company’s financial statements before their inclusion in the Company’s annual and quarterly reports filed with the SEC. For additional information, see “Report of the Audit Committee.”

The Audit Committee operates under a written charter most recently amended as of December 12, 2017. The charter was last reviewed by the Committee in December 2017.

Governance Committee. The Governance Committee evaluates corporate governance principles and makes recommendations to the full Board regarding governance matters, including evaluating and recommending Director compensation, overseeing the evaluation by the Board of Directors of the performance of the Company’s Chief Executive Officer and the Board, and reviewing succession planning with respect to the Chief Executive Officer. The Company’s Board has determined that all of the members of the Governance Committee are independent pursuant to the Nasdaq Market Place Rules. In performing the functions of a nominating committee, the Governance Committee reviews and makes recommendations to the full Board concerning the qualifications and selection of Director candidates, including any candidates that may be recommended by Company stockholders. The Governance Committee also reviews and advises the Board with respect to the Company’s compensation for its non-employee Directors and recommends any appropriate compensation changes to the full Board.

The Governance Committee operates under a written charter most recently amended as of December 12, 2017. The charter was last reviewed by the Committee in December 2017.

Human Resources Committee. The Human Resources Committee of the Board of Directors generally acts as a board compensation committee. It reviews and approves or makes recommendations to the Board of Directors with respect to compensation, employment agreements, and benefits applicable to executive officers. The Human Resources Committee also oversees the development and administration of the Company’s Diversity and Inclusion Strategy along with overseeing the development and maintenance of the Company’s Management Succession Plan. The Board has determined that all of the members of the Human Resources Committee are independent pursuant to the Nasdaq Marketplace Rules.

The agendas, meetings, and calendar are developed and set by the Chair of the Human Resources Committee with input from the Company’s Chief Executive Officer and the Chief Human Resources

                         GOVERNANCE AND BOARD MATTERS

Officer. The Chief Executive Officer and the Chief Human Resources Officer also make recommendations to the Human Resources Committee regarding the amount and form of executive compensation.

The Chairman, Chief Executive Officer, other members of management, and outside advisors may be invited to attend all or a portion of a Human Resources Committee meeting, other than an executive session of the Human Resources Committee members, depending on the nature of the agenda items. Neither the Chief Executive Officer nor any other member of management votes on items before the Human Resources Committee; however, the Human Resources Committee and the Board of Directors solicit the views of the Chief Executive Officer on compensation matters, including the compensation of our executive officers.

Among its executive compensation oversight responsibilities, the Human Resources Committee approves the base salaries, annual incentive compensation targets, benefits, and perquisites of our executive officers, other than the Chief Executive Officer. In the case of compensation for the Chief Executive Officer, the Human Resources Committee makes a recommendation to the full Board of Directors for approval.

The Human Resources Committee generally oversees the development and administration of our executive compensation and benefits plans, programs, and practices and reviews and makes determinations based on applicable data and analysis. Recommendations are made by the Committee to the Board on overall executive compensation and benefits objectives.

With respect to our annual incentive programs, the Human Resources Committee approves performance targets under our 2015 Long-Term Incentive Plan or criteria applicable to other executive officer bonuses and reviews attainment of such targets or satisfaction of other relevant criteria. The Human Resources Committee also administers and approves equity grants to our executive officers under our 2015 Long-Term Incentive Plan. The Committee also advises and consults with the Governance Committee and the Board on non-employee Director compensation.

At the request of the Board, a risk analysis of 2017 compensation policies and practices was conducted. The Human Resources Committee received a report from Aon Hewitt regarding their analysis of whether the Company’s compensation policies and practices for all employees, including executive officers, are reasonably likely to incent employees to take excessive risks or other actions inconsistent with Company policy that would result in a material adverse effect on the Company. Aon Hewitt identified all compensation policies and practices, analyzed whether they might motivate employees to take inappropriate risks and also considered internal controls that mitigate any such risks. After completion of this analysis, Aon Hewitt and management reported to the Committee their conclusion that none of the Company’s compensation policies and practices is reasonably likely to incent employees to take excessive risks that would result in a material adverse effect on the Company, and the Committee concurred with their conclusion.

The Human Resources Committee may establish its own procedural rules except as otherwise prescribed by the Company’s Bylaws, applicable law, or the Nasdaq Marketplace Rules. The Human Resources Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Human Resources Committee, subject to such terms and conditions (including required reporting back to the full Committee) as the Human Resources Committee may prescribe.

The Human Resources Committee has the authority to retain directly (and terminate the engagement of) any outside compensation consultants, outside counsel, or other advisors that the Human Resources Committee in its discretion deems appropriate to assist it in the performance of its functions, with the sole authority to approve related retention terms and fees for any such advisors. The Company

GOVERNANCE AND BOARD MATTERS

will provide for appropriate funding, as determined by the Human Resources Committee, for payment of compensation to such outside advisors the Human Resources Committee retains.

During 2017 the Human Resources Committee engaged the services of an independent consultant, Meridian Compensation Partners, LLC (“Meridian”). Meridian provided the Human Resources and Governance Committees with updates on compensation trends and regulatory developments, advice on proxy disclosures with regard to compensation matters, and other assistance in related items as requested by the Committees, including review of various materials prepared for the Committees by management. In completing its work, Meridian was engaged directly on behalf of the Committees, did no other work for the Company or any of its senior executives, and had no other ties to the Company. For additional information, see “Executive Compensation — Compensation Discussion and Analysis — Use of Consultants.”

The Human Resources Committee has assessed the independence of Meridian pursuant to the rules of the U.S. Securities and Exchange Commission and Nasdaq and concluded that no conflict of interest exists that would prevent Meridian from independently representing the Human Resources Committee.

The Human Resources Committee operates under a written charter most recently amended as of May 22, 2017. The charter was last reviewed by the Committee in May 2017.

Executive Committee. The Executive Committee has the authority to act upon any corporate matters that require Board approval, except where Delaware law requires action by the full Board or where the matter is required to be approved by a committee of independent Directors in accordance with applicable regulatory requirements.

The Executive Committee operates under a written charter most recently amended as of January 18, 2018. The entire charter was last reviewed by the Committee in January 2018.

Finance Committee. The purpose of the Finance Committee is to review and provide guidance to the Company’s Board of Directors and management with respect to the Company’s: (1) present and future capital structure requirements and opportunities; (2) plans, strategies, policies, proposals, and transactions related to corporate finance; (3) potential acquisitions and divestitures; and (4) Company financial risk management activities and plans.

The Finance Committee operates under a written charter most recently amended as of May 22, 2017. The entire charter was last reviewed by the Committee in May 2017.

Technology Advisory Committee. The purpose of the Technology Advisory Committee is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities relating to: (1) alignment of the Company’s information technology (“IT”) strategic direction, investment needs, and priorities with its overall business and marketing strategies; (2) the Company’s marketing initiatives, including digital-based marketing and merchandising efforts; (3) assessment of the Company’s portfolio of IT assets and systems; (4) promotion of an effective, efficient, scalable, flexible, secure, and reliable IT infrastructure; and (5) consideration of the impact of emerging IT developments that may affect the IT function’s ability to support the needs of the business.

The Technology Advisory Committee operates under a written charter most recently amended as of February 10, 2016. The charter was last reviewed by the Committee in February 2017.

Consideration of Director Nominees

The Governance Committee periodically assesses the Board’s size and composition and whether there may be any near-term vacancies on the Board due to retirement or otherwise. The Governance

                         GOVERNANCE AND BOARD MATTERS

Committee uses a variety of methods to identify and evaluate potential Director nominees when the need for a new or additional Director is identified. It may seek or receive candidate recommendations from other Board members, members of the Company’s senior management, stockholders, or other persons. In addition, if and when it deems appropriate, the Governance Committee may retain an independent executive search firm to assist it in identifying potential Director candidates. Any such candidates may be evaluated at regular or special meetings of the Governance Committee, and the Governance Committee may solicit input from other Directors.

In evaluating any identified or submitted candidates for the Board, the Governance Committee seeks to achieve a balance of knowledge, skills, experience, and capability on the Board and to address the Board membership criteria set forth in the Company’s Governance Principles. In addition, the Governance Committee believes that candidates must have high personal and professional ethics and integrity, with values compatible with those of the Company; broad and substantial experience at a senior managerial or policy-making level as a basis for contributing wisdom and practical insights; the ability to make significant contributions to the Company’s success; and sufficient time to devote to their duties as a Director. In addition, the Governance Committee believes it is important that each Director represent the interests of all stockholders.

The Governance Committee’s policy is to consider properly submitted stockholder nominations for Director candidates in the same manner as a committee-recommended nominee. To recommend any qualified candidate for consideration by the Governance Committee, a stockholder should submit a supporting written statement to the Company’s Secretary at Essendant Inc., One Parkway North Boulevard, Deerfield, Illinois 60015-2559. This written statement must contain: (i) as to each nominee, his or her name and all such other information as would be required to be disclosed in a proxy statement with respect to the election of such person as a Director pursuant to the Exchange Act; (ii) the name and address of the stockholder providing such recommendation, a representation that the stockholder is the record owner of shares entitled to vote at the meeting, the number of shares owned, the period of such ownership, and a representation that the stockholder intends to appear in person or by proxy to nominate the person specified in the statement; (iii) whether the nominee meets the objective criteria for independence of directors under applicable the Nasdaq Marketplace Rules and the Company’s Governance Principles; (iv) a description of all arrangements or understandings, and any relationships, between the stockholder and the nominee or any other person or persons (naming such person(s)) pursuant to which the nomination is to be made by the stockholder; and (v) the written consent of each nominee to serve as a Director if so elected.

Communications with the Board and Annual Meeting Attendance

Any stockholder who desires to contact the Company’s Chairman of the Board, who serves as its lead independent Director, or the other members of the Board of Directors may do so by writing to: Chairman of the Board, or Board of Directors, Essendant Inc., One Parkway North Boulevard, Deerfield, Illinois 60015-2559. All such written communications will be forwarded to and collected by the Company’s Secretary and delivered in the form received to the Chairman of the Board or, if so addressed or deemed appropriate based on the facts and circumstances outlined in the communication, to another member of the Board or a chair of one of its standing committees. However, unsolicited advertisements, invitations or promotional materials may not be forwarded to Directors, in the discretion of the Secretary.

Directors are encouraged to attend annual meetings of the Company’s stockholders. All members of the Company’s Board of Directors then serving on the Board attended the 2017 Annual Meeting of Stockholders.

EXECUTIVE COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

                         EXECUTIVE COMPENSATION

Other Compensation Information

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion & Analysis (“CD&A”) describes the background, objectives and structure of our 2017 executive compensation programs. This CD&A is intended to be read in conjunction with the tables beginning on page 42 which provide further historical compensation information for our following named executive officers (“NEOs”):

Name	Title
NEOs – Current Employees
Richard D. Phillips	President and Chief Executive Officer
Janet H. Zelenka	Senior Vice President and Chief Financial Officer
Keith J. Dougherty	Senior Vice President, Merchandising, Inventory & Pricing
Harry A. Dochelli	President, Business and Facilities
Carole W. Tomko	Senior Vice President and Chief Human Resources Officer
NEOs – Former Employees
Robert B. Aiken Jr.[1]	Former President and Chief Executive Officer
Earl C. Shanks[1]	Former Senior Vice President and Chief Financial Officer

[1]	Mr. Aiken resigned as President and Chief Executive Officer of the Company as of June 12, 2017 and as an employee of the Company effective July 7, 2017. Mr. Shanks resigned as Chief Financial Officer and retired from the Company effective as of May 26, 2017.

Executive Summary

2017 Business Highlights

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. We provide access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses. Our network of distribution centers enables the Company to ship most products overnight to more than ninety percent of the U.S.

Essendant operated in a challenging environment in 2017, experiencing sales declines in the national reseller channel. These declines resulted in a deleveraging of our cost base, driving a lower gross margin. Partly offsetting these declines was a 4.9% increase in sales in our Industrial supplies product categories during 2017.

In response to the sales environment, we took actions in 2017 to create value and sharpen our focus on three strategic drivers:

1)	Improving efficiency across the distribution network and reduce the cost base
2)	Accelerating sales performance in key channels where we are positioned to grow
3)	Advancing supplier partnerships that leverage our network and capabilities

In 2017, as part of these strategic drivers, we commenced a freight consolidation model that is expected to reduce costs and improve efficiency and executed a merchandising initiative that delivered improved returns, which partly offset the impact of the sales declines on gross margin. Additionally, free cash flow1 improved to $147.1 million, driving a reduction in debt of more than $100 million.

[1]	A reconciliation of Operating Activities to Free Cash Flow is provided in Appendix A.

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Essendant continues to execute on these strategic drivers into 2018, announcing a restructuring program aimed at reducing our cost base, aligning organizational infrastructure and leadership with our growth channels to drive sales, and providing capacity to invest in products with preferred suppliers and in growth categories.

As a result of the 2017 challenges, we experienced a GAAP loss per share of $7.27 and a decline in adjusted earnings per share to $0.67 in 2017 compared to $1.54 in 2016.1

We believe our pay-for-performance compensation structure operated as designed. Specifically, the structure:

•	Puts substantial percentage of executives’ compensation at risk,
•	Focuses executives on building long-term stockholder value; and
•	Retains key talent during a time of changing industry dynamics.

2017 Incentive Payouts

As a result of our 2017 financial performance, our NEOs earned up to 65% under the annual cash incentive plan and no additional vesting of shares under outstanding performance-based equity awards.

•	The Human Resources Committee (“HR Committee”) and the Board assessed our performance against the HR Committee-approved performance goals under the 2017 Management Cash Incentive Award Plan (“MIP”) and determined that we did not achieve the metric related to adjusted earnings before interest and taxes (“Adjusted EBIT”) but that we exceeded the maximum free cash flow performance goal, resulting in a 200% payout on that metric (or 35% of each NEO’s target payout on a weighted basis). The HR Committee and Board also approved payouts of 90% to 100% of the personal goals portion of the MIP (or up to 30% of each NEO’s target payout on a weighted basis).
•	The HR Committee and the Board assessed our performance against the HR Committee-approved performance goals under the performance-based restricted stock units (“RSU’) granted to our NEOs in March 2015 and determined that we did not achieve threshold goals based on adjusted net income and working capital efficiency for the three-year period ended December 31, 2017, therefore, our NEOs did not vest in any shares under their respective 2015 RSU grants. See “—Elements of Compensation—No Performance-Based Restricted Stock Units Vested in 2016”.
•	The performance-based RSU awards issued in March 2016 are a three-year performance award scheduled to vest in March 2019. The 2016 awards are based on performance against net income, working capital efficiency, and relative total shareholder return.
•	The performance-based RSU awards issued in March 2017 are based on a one-year performance period with a three-year cliff vesting and are scheduled to vest in March 2020. The 2017 awards will be paid on performance against performance goals based on adjusted earnings per share and free cash flow, subject to a total stockholder return modifier to be applied in 2020.

Key Leadership Changes

Changes to our management team in 2017 included:

•	On June 13, 2017, the Board of Directors appointed Mr. Phillips Interim President and Chief Executive Officer, following Mr. Aiken’s resignation. Mr. Phillips has proven expertise across our

[1]	A reconciliation of adjusted EPS to GAAP EPS is provided in Appendix A.

EXECUTIVE COMPENSATION

platform and channels, including responsibility for the successful turnaround of our Industrial business and leadership of many of our growth businesses. After conducting a national executive search and assessing Mr. Phillips’ performance in the interim role, the Board appointed him President and CEO effective October 24, 2017.
•	On May 26, 2017, Ms. Zelenka was appointed Senior Vice President and Chief Financial Officer, following Mr. Shanks’s retirement. Ms. Zelenka retained responsibility of Chief Information Officer as well.

2017 Key Compensation Decisions

The Company’s executive compensation program is designed to attract and retain talented executives and to reward them appropriately for their contributions to the Company. In making compensation decisions, the Human Resources Committee consults Meridian Compensation Partners, LLC, the Committee’s independent compensation consultant, and analyzes the Company’s compensation practices compared to the practices of a comparator peer group of companies. The Company’s recommendations to the Committee, and the Committee’s decisions, also take into consideration any feedback received by management from the Company’s stockholders with whom management meets regularly.

2017 Management Incentive Plan

In February 2017, the Human Resources Committee approved the design of the 2017 MIP, with the performance metrics and weightings of:

•	Adjusted EBIT (52.5%)
•	Free cash flow (17.5%)
•	Performance against Personal Goals (30%);

See “—Elements of Compensation—Annual Bonus (Management Cash Incentive Awards Plan).” Our performance was below internal performance goals, which resulted in under target payouts to our executives under this annual cash incentive plan.

2017 Performance-Based Restricted Stock Units and Time-Based Restricted Stock

In February 2017, the Human Resources Committee approved performance-based restricted stock unit awards (“RSUs”) for the NEOs. The RSUs approved in February 2017, are subject to a one-year performance period, three-year service-based cliff vesting period, and a Total Shareholder Return (“TSR”) modifier that will be applied at the end of the three-year service period. The TSR modifier may increase or decrease the value of the award by up to 15% based on Essendant’s stock performance as compared to peers. Upon vesting, the vested portion of the RSU is settled in stock. Previously, the Human Resources Committee approved performance-based RSUs that were subject to a three-year performance period. The Committee’s decision to move from a three-year performance period to a one-year performance period reflects the current difficulties in setting three-year performance targets due to the rapid and accelerating consolidation in the industry and the associated declines in revenue and margins. The Human Resources Committee applied a TSR modifier to the 2017 performance-based RSU awards to align the plan design with other companies in our comparator group as well as general industry.

The 2017 performance-based RSU awards will be earned to the extent the Company achieves EBIT targets (weighted 75%), and free cash flow targets (weighted 25%) for 2017 subject to a 15% TSR

                         EXECUTIVE COMPENSATION

modifier at the end of the three-year service-based vesting period in 2020. See “—Elements of Compensation—Long-Term Equity Incentive Awards,” “—2017 Performance-Based RSU Awards” and “—Mix of Equity Incentive Awards.”

In July 2017, the Human Resources Committee approved restricted stock awards for the NEOs subject to time-based vesting. These awards vest ratably over a three-year period.

Mr. Phillips’ Compensation Packages

On July 11, 2017, the Human Resources Committee approved and the Board of Directors ratified Mr. Phillips’ interim compensation package, which was structured to retain certain elements of his previous compensation package and include additional elements of compensation to recognize his expanded responsibilities and duties due to his appointment as Interim President and CEO. Mr. Phillips interim compensation package was:

•	A supplemental base salary amount while he served as Interim CEO, which brought his annual base salary during that period to $700,000.
•	An annual incentive payment with a target amount equal to his base salary during the period he served as Interim CEO;
•	A grant of restricted stock valued at $199,995 on June 13, 2017 and a second restricted stock award valued at $199,994 on September 1, 2017. These restricted awards will vest in three annual installments and generally have the same terms as the Company’s standard restricted stock awards, except they provide for vesting of unvested restricted stock if he terminates his employment with the consent of the Board or the Company terminates his employment without cause.

On October 24, 2017 Mr. Phillips was appointed to the position of President and Chief Executive Officer of Essendant. He was also appointed to Essendant’s Board of Directors. On December 21, 2017, the Human Resources Committee approved and the Board of Directors ratified his compensation package as President and CEO. The Committee and the Board considered several factors in determining Mr. Phillips’ compensation, including peer group market compensation values and compensation values adjusted for company size; Mr. Phillips’ current compensation; the compensation of the Company’s previous president and chief executive officer; and the Committee’s and Board’s desire to demonstrate their confidence in Mr. Phillips. Mr. Phillips’ compensation package includes the following elements:

•	An annual base salary of $825,000, retroactive to his October 24, 2017 appointment as President and Chief Executive Officer.
•	An annual cash incentive target of 130% of his annual base salary, with the target level retroactive to October 24, 2017.
•	Target annual long-term equity award value of $2,600,000.
•	A cash perquisite allowance of $2,000 per month.
•	A one-time restricted stock award with a target economic value of $1,000,000 and a one-time performance unit award with a target economic value of $2,000,000 and a maximum value of $4,000,000. Both awards were granted effective January 1, 2018. The restricted stock award will cliff vest on January 1, 2021. To the extent the performance metrics for the performance unit award are satisfied, that award will also vest on January 1, 2021. The awards will also vest in connection with certain termination of employment and change of control scenarios.

EXECUTIVE COMPENSATION

Other Named Executive Officers’ 2017 Compensation

The Human Resources Committee took into consideration several factors in determining compensation opportunities for our other NEOs, including the Company’s dependence upon their strategic value, the importance of leadership continuity and stability, the NEO’s contributions to our financial and business results, and the results of biennial market adjustment analysis provided by Aon Hewitt to the Human Resources Committee. Based on this information, combined with advice from Meridian, the Committee’s compensation consultant, the Committee approved in July 2017 the following compensation actions:

•	Ms. Zelenka’s annual salary was increased from $450,000 to $480,000, her annual incentive target under MIP was increased from 60% to 80% of her base salary, and her target annual LTIP economic value was increased from 180% to 200% of base salary.
•	Mr. Dougherty’s annual salary was increased from $400,000 to $475,000, his annual incentive target under MIP was increased from 60% to 75% of his base salary, and his target annual LTIP economic value was increased from 125% to 135% of base salary.
•	Mr. Dochelli’s annual salary was increased from $400,000 to $475,000, his annual incentive target under MIP was increased from 60% to 75% of his base salary, and his target annual LTIP economic value was increased from 125% to 135% of base salary.
•	Ms. Tomko’s annual salary was increased from $390,000 to $425,000, her annual incentive target under MIP was increased from 60% to 65% of her base salary, and her target annual LTIP economic value was increased from 115% to 130% of base salary. Upon hire in May of 2014, Ms. Tomko was granted an upfront payment to cover her commuting expenses for a three-year period of time. In July 2017, the Human Resources Committee approved a bi-monthly commuting stipend until such time as Ms. Tomko’s employment terminates.

Cash Awards

On July 11, 2017, the Committee also approved cash awards for Mr. Phillips, the other NEOs, and the Company’s other senior leaders as additional incentives to retain their services as the Company executes its transformation plan. Each NEO received two cash awards, one vesting in three equal installments on December 31, 2017, December 31, 2018, and December 31, 2019 (the “Long-Term Cash Installment Awards”), and the other vesting on January 1, 2020 (the “Long-Term Cash Cliff Awards”). These awards were issued on September 1, 2017. See “—Elements of Compensation—Long-Term Incentive Plan Awards—Other 2017 LTIP Awards.”

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Compensation Governance Practices

Our solid compensation governance framework and pay-for-performance practices provide appropriate incentives to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions.

Best Practices We Employ	Practices We Avoid
✓ Pay is closely linked to performance and targeted around the 50th percentile of a Human Resources Committee-approved comparator group of similar size and industry peers	× Supplemental Executive Retirement Plan (SERP) benefits are not provided
✓ Performance metrics are directly tied to drivers of value creation	× Hedging and short sales are not permitted
✓ Executives are subject to stock ownership guidelines consistent with market practices	× Pledging is not permitted without pre-approval
✓ Appropriate caps on incentive plan payouts	× Dividends and dividend equivalents are not provided on unearned performance awards
✓ Incentive compensation “clawback” policy	× Incentive program designs do not encourage excessive risk taking
✓ Change-in-Control (“CIC”) severance requires a double trigger	× Excise tax gross-ups were eliminated for all new agreements after December 31, 2010
✓ Our Human Resources Committee is comprised entirely of independent Directors
✓ Our Human Resources Committee engages an independent consultant
✓ Our Human Resources Committee regularly meets in executive session without management present
✓ Annual risk assessment of the compensation program confirms incentives do not encourage excessive risk-taking

Say-On-Pay Vote

At the 2017 Annual Meeting, our executive compensation was approved by 98.57% of the shares voted. The Human Resources Committee views this non-binding advisory vote result, which is in line with previous support levels, as a strong expression of our stockholders’ continued satisfaction with our executive compensation structure and philosophy. The Committee considered this strong support in determining to primarily continue the general philosophy and elements of the Company’s executive compensation programs for fiscal year 2018.

EXECUTIVE COMPENSATION

Target Total Compensation

The Human Resources Committee set the mix of NEO pay between fixed and variable compensation, with the greatest emphasis on variable compensation to promote a strong pay-for-performance culture. In 2017, 73% of Mr. Phillips 2018 target compensation was variable or “at risk” and 67% of the target compensation for our other current NEOs was variable or “at risk.”

Compensation Philosophy and Objectives

The Company’s executive compensation program is designed to attract and retain talented executives and to reward them appropriately for their contributions to the Company. In addition, our executive compensation program is intended to support our strategic objectives and align the interests of our executives and our stockholders.

Our executive compensation program consists of base salary, annual cash incentives, and long-term equity incentives, as well as benefits that are generally available to our salaried employees and limited perquisites. In 2017, we added additional long term cash incentive awards to our executives to support executive retention through 2019 as we continue to execute against the Company’s transformation plan. We believe that spreading compensation across these components achieves our compensation objectives of:

  ✓     Paying for performance

  ✓     Establishing competitive executive target pay levels

  ✓     Balancing fixed and at-risk compensation appropriately

  ✓     Balancing short-term and long-term goals appropriately

  ✓     Aligning the interests of management and stockholders

  ✓     Managing both retention and compensation risk

Compensation Decision-Making Process

Use of Consultants

In 2017, Aon Hewitt provided consulting services to management, including consulting on compensation philosophy and plan design, as well as executive job compensation analysis. The Company engages a compensation consulting firm to conduct a formal compensation benchmark study every other year. The information from the study completed by Aon Hewitt in May 2016 was updated in 2017 and used to recommend compensation changes in 2017.

The Human Resources Committee has separately retained an independent consultant, Meridian Compensation Partners, LLC, to advise the Committee on compensation matters (including its review of management recommendations with respect to base salary adjustments, annual cash incentive awards and long-term incentive equity awards for executive officers) and to inform the Committee of regulatory developments and implications. Meridian provides no other services to the Company.

Performance Management

The Governance Committee of our Board of Directors oversees the annual evaluation of our President and CEO’s performance. The Human Resources Committee recommends to the independent Directors on the Board, for Board approval, adjustments to our President and CEO’s annual base salary, annual cash incentive award targets and long-term incentive targets. Our President and CEO annually reviews the performance of all other executive officers and makes recommendations to the Human Resources Committee, for its approval, with respect to their base salary adjustments and annual cash and long-term

                         EXECUTIVE COMPENSATION

incentive targets. The Human Resources Committee approves the final base salary adjustments and incentive targets of the other named executive officers and exercises its discretion in modifying any recommended adjustments or incentive targets.

Compensation Competitive Analysis

The Human Resources Committee selected the companies listed below for our 2017 comparator group. The comparator group is used to benchmark each NEO’s compensation and to help set future compensation levels. The comparator group consists of companies which compete with us for talent and that are comparable to the Company in revenue, number of employees, and industry (or are wholesaler organizations).

2017 Peer Group

Company	Revenue[1]	Full-Time Employees[1]	Industry
Anixter International Inc.	$7,927,400,000	8,900	Technology Distributors
Applied Industrial Technologies, Inc.	$2,593,746,000	5,554	Trading Companies and Distributors
CDW Corporation	$15,191,500,000	8,726	Technology Distributors
Fastenal Company	$4,390,500,000	20,565	Trading Companies and Distributors
Genuine Parts Company	$16,308,801,000	48,000	Distributors
HD Supply Holdings, Inc.	$5,121,000,000	11,000	Trading Companies and Distributors
HNI Corporation	$2,175,882,000	9,100	Office Services and Supplies
Insight Enterprises, Inc.	$6,703,623,000	6,697	Technology Distributors
MSC Industrial Direct Co., Inc.	$2,887,744,000	6,563	Trading Companies and Distributors
Office Depot, Inc.	$10,240,000,000	45,000	Specialty Stores
Patterson Companies, Inc.	$5,593,127,000	7,500	Healthcare Distributors
Pitney Bowes Inc.	$3,549,948,000	14,700	Office Services and Supplies
Pool Corporation	$2,788,188,000	4,000	Distributors
Staples, Inc.[2]	—	—	Specialty Stores
Steelcase Inc.	$3,032,400,000	11,700	Office Services and Supplies
SYNNEX Corporation	$17,045,700,000	107,400	Technology Distributors
Veritiv Corporation	$8,364,700,000	8,900	Trading Companies and Distributors
W.W. Grainger, Inc.	$10,424,858,000	25,050	Trading Companies and Distributors
Watsco, Inc.	$4,341,955,000	5,200	Trading Companies and Distributors
WESCO International, Inc.	$7,679,021,000	9,100	Trading Companies and Distributors
Essendant Inc.	$5,037,327,000	6,400	Office Services and Supplies
75th Percentile	$9,302,350,000	17,633
Average	$7,176,847,000	19,140
Median	$5,593,127,000	9,100
25th Percentile	$3,291,174,000	7,099
1	Revenues and full-time employees are as reported in each company’s most recently disclosed information as of March 19, 2018.
2	Staples was taken private in September 2017 and no longer publicly discloses this information.

There is generally a correlation between company size (revenue) and executive compensation. Accordingly, regression analysis, a common statistical technique, was applied to estimate the market values for each element of compensation for each of the NEOs.

EXECUTIVE COMPENSATION

The Committee uses competitive compensation data from the annual total compensation study of peer companies to inform its decisions about overall compensation opportunities and specific compensation elements. The predominant market reference point is the 50th percentile. Importantly, the Committee does apply judgment and discretion in establishing where specific individuals are compared to the market reference points. The Committee will take into consideration not only competitive market data, but also factors such as Company, business unit and individual performance, scope of responsibility, critical needs and skill sets, leadership potential retention risks and succession planning. Our pay philosophy targets each element of compensation at the 50th percentile of market. However, as with any company there are instances where some individuals and/or elements of pay may be above or below the 50th percentile reference point.

Elements of Compensation

The chart below shows the elements that make up total direct compensation for our NEOs. Base salary is fixed pay that recognizes each NEO’s role and responsibilities. Annual cash incentive awards are variable and reward achievement of annual financial, operating, and individual goals. Long-term incentives are awarded in the form of performance-based restricted stock units (”RSUs”) that support the achievement of our three-year financial plan, time-based restricted stock that supports retention and the creation of long-term stockholder value, and cash awards that serve as additional incentives to retain the NEOs services as the Company executes its strategic plan. Annual cash incentives and long-term incentives are awarded under our 2015 Long-Term Incentive Plan (“LTIP”).

                         EXECUTIVE COMPENSATION

Base Salary

The Human Resources Committee considered the following factors when evaluating each NEO’s base salary:

➢	Job performance: The executive’s performance relative to the specific financial targets or business objectives for the job;
➢	Market factors: The market compensation profile for similar jobs and the need to attract and retain qualified candidates for high-demand positions;
➢	Potential: The individual’s expected contribution to the Company’s future performance;
➢	Retention risk: The need to retain high performing and high potential executives; and
➢	Internal value of the executive’s role: The relative importance of the job within the Company’s executive ranks based on the scope of responsibility and performance expectation.

Based on its evaluation of the foregoing factors, in July 2017 the Human Resources Committee approved increases in base salaries for our NEOs, other than Mr. Phillips. Ms. Zelenka’s base salary was increased to $480,000 (approximately the 50th percentile). Mr. Dochelli’s and Mr. Dougherty’s salaries were both increased to $475,000 (approximately the 75th percentile and 60th percentile, respectively), due to strategic importance of their roles and their extensive industry experience. Ms. Tomko’s base salary was raised to the 60th percentile, which is reflective of her experience.

Annual Bonus (Management Cash Incentive Awards Plan)

All of our named executive officers participated in the MIP, which promotes the Company’s pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash incentive awards for achieving Company performance goals.

Each named executive officer’s annual cash incentive award target under the MIP is set as a percentage of his or her base salary. These percentages generally approximate the 50th percentile of the comparator group. Each year, the Committee establishes financial performance goals.

The threshold, target and maximum levels of each performance measure were set it 2017 with the following objectives:

•	Relative difficulty of achieving each level;
•	Target level is challenging but achievable;
•	Performance ranges within which threshold and maximum incentive payouts can be earned are generally consistent with the range of financial results within which performance is expected to occur; and
•	Threshold payment is made to reward partial achievement of the targets and a maximum payment rewards attainment of an aggressive, but potentially achievable, level of performance;
•	Additional emphasis put on achievement of personal goals.

During the first quarter of 2017, the Human Resources Committee established threshold, target, and maximum performance goals for the following financial metrics: (i) adjusted earnings before interest and taxes and (ii) free cash flow. The Human Resources Committee established these metrics based on the Company’s goals of significantly improving free cash flow in 2017 while maintaining 2016 adjusted EBIT performance. In addition, the Human Resources Committee authorized the establishment of individual

                         EXECUTIVE COMPENSATION

personal goals for each NEO. In the first quarter of 2017, the Human Resources Committee also established threshold, target and maximum Industrial Group EBIT goals; the 2017 MIP opportunity for employees with significant roles in the Company’s Industrial businesses was based on Industrial Group EBIT, adjusted EBIT, free cash flow, and personal goals. These metrics were utilized for Mr. Phillips for the period ending June 12, 2017, during which time he served as the President, ORS Nasco and Group President, Industrial. This mix of performance measures encouraged our NEOs to focus appropriately on the Company’s key financial and strategic objectives.

The potential payout on each financial measure ranged from 0% to 200% of target depending upon the level of achieved performance. For achieved performance between threshold and target or target and maximum, the percentage of target earned was determined by linear interpolation. The potential payout on individual personal goals was 0% to 100% of target.

2017 Company Performance Metrics and Achieved Performance

Metric(1)	Weight	Threshold	Target	Maximum	2017 Actual Performance
Adjusted EBIT	52.5%	$111.2M	$123.5M	$153.2M	$61.4M
Free Cash Flow	17.5%	$42.0M	$60.0M	$90.0M	$147.1M
[1]	Mr. Phillips served as President, ORS Nasco and Group President, Industrial until June 12, 2017. From January 1, 2017 to June 12, 2017, the performance metrics for his MIP award were Industrial Group adjusted EBIT (weighted 35%); total Company adjusted EBIT (26.3%); total Company free cash flow (8.7%) and personal goals (30%). The threshold, target and maximum Industrial Group EBIT goals were $31.3M, $39.2M, and $50.9M, respectively, and 2017 actual Industrial Group EBIT was $44.0M.

Name	Metric	Weight	Target	Maximum	2017 Actual Performance
Richard D. Phillips	Personal Goals	30%	100%	100%	95%
Janet H. Zelenka	Personal Goals	30%	100%	100%	90%
Keith J. Dougherty	Personal Goals	30%	100%	100%	100%
Harry A. Dochelli	Personal Goals	30%	100%	100%	90%
Carole W. Tomko	Personal Goals	30%	100%	100%	90%

For purposes of the MIP, “Adjusted EBIT” is defined as earnings before interest and taxes, and “Free Cash Flow” is defined as net cash provided by (used in) operating activities and net cash provided by (used in) investing activities aggregated and adjusted to exclude acquisitions, net of cash acquired, and divestitures, all as reported in or derived from the Company’s 2017 quarterly earnings releases in the table setting forth reconciliations of non-GAAP financial measures and re-calculated based on accounting standards promulgated by the Financial Accounting Standards Board or similar accounting standards body in place as of December 31, 2016, and adjusted to eliminate the effects of any and all of the following (net of any tax effects) to the extent not already included in the aforementioned table: (i) write-offs of previously capitalized financing costs; (ii) subsidiary charitable contributions to the Essendant Charitable Foundation; (iii) projected impacts on financial results of any acquisition or disposition (including liquidation of at least 90% of the assets) of any business during 2017 as reflected in the final financial valuation of the transaction presented to the Board prior to the Board’s approval of the transaction; (iv) impairment of goodwill and other intangible assets (as defined by ASC 350); (v) curtailment, settlement or termination of any of the Company’s pension plans (as defined in ASC 715); (vi) litigation or claim judgments and settlements; (vii) restructuring costs (as defined by ASC 420); (viii) establishment of allowances for doubtful accounts related to a specific customer; and (ix) consulting fees and expenses related to the Company’s transformation program.

                         EXECUTIVE COMPENSATION

Our 2017 financial results fell short of the threshold levels of the MIP Adjusted EBIT performance metrics but, exceeded our Free Cash Flow performance metrics. Based on these results the Human Resources Committee determined that the annual incentive would be paid under the 2017 MIP for the Company metrics portion of MIP would be 35%, which is 200% of the Free Cash Flow target. For each of our executives, 30% of the 2017 MIP payout was subject to review by the CEO (other than in his own case) and corresponding payout recommendations were made to the Human Resources Committee (or the independent Directors on the Board, in the case of Mr. Phillips). Based on the Committee’s/Board’s review and approval of these recommendations, each NEO received between 90% and 100% payout against his or her specific personal performance targets.

In order for the Company to receive an income tax deduction for MIP amounts payable to MIP participants who are “covered employees” for purposes of Section 162(m) of the Internal Revenue Code (the “Code”), the payouts to NEOs as calculated under the MIP are paid from a separate pool established under the stockholder-approved LTIP (the “MIP incentive pool”). The MIP incentive pool for 2017 was an amount equal to 10% of 2017 EBIT (as defined under the MIP). The Committee used its discretion to reduce the payouts to each participant covered by the MIP incentive pool to equal the payouts described above.

Historical Levels of MIP Payouts as a Percentage of Target

The annual cash incentive award payout chart below reflects our achievement of the MIP performance measures for the past ten years and underscores our pay-for-performance approach. (Executive officers did not participate in the MIP in 2009.) As shown in the chart, the MIP payout has been at or above the overall target level twice in the last ten years, but during that period we have never achieved the maximum performance level. The annual incentive payout percentage over the last five years has decelerated consistent with the performance of both the Company and the overall industry in which the Company operates. This has made it challenging to establish meaningful targets which is the reason we moved to a 30% personal performance factor in 2017 and intend to do the same in 2018. The payout for executive officers in the past five years has averaged 52% of target.

                         EXECUTIVE COMPENSATION

Long-Term Incentive Plan Awards

In 2017 the Human Resources Committee awarded long-term equity incentive awards to the Company’s NEOs. The Committee considered various factors in determining the size of each NEO’s long-term equity incentive awards, including the NEO’s:

1.	Ability to make a substantial contribution to the Company’s financial results;

2.	Market competitive award opportunities;

3.	Level of responsibility;

4.	Performance and experience;

5.	Leadership potential;

6.	Desire to retain the NEO

The Human Resources Committee determines each NEO’s (other than the CEO’s) eligibility for an LTIP award based on the recommendations of the CEO, rather than automatically based on title, position, or salary level. The Board determines the CEO’s eligibility for an LTIP award. The economic value of each NEO’s total LTIP awards is generally targeted at or near the 50th percentile of the comparator group, subject to adjustment by the Committee to reflect the foregoing factors.

LTIP Equity Awards Target Value and Equity Pay Mix

In February 2017, the Human Resources Committee approved each NEO’s long-term equity incentive target value based on the foregoing factors, with the target value of the Company’s former CEO, Mr. Aiken, allocated to 60% of his full year target. Mr. Aiken did not receive the balance of his 2017 full year target economic value because he resigned prior to the September 2017 grant of time based restricted stock. The long-term equity incentive target values for the other NEOs was allocated 50% to performance-based RSUs and 50% to time-based restricted stock. The chart below shows each NEO’s long-term incentive target value and the allocation of that value to the NEO’s performance-based RSUs and time-based restricted stock.

Name	Target Economic Value of 2017 LTIP Awards % of Base Salary	Grant Date Value of RSU Awards	Grant Date Value of Restricted Stock Awards
Current NEOs
Richard D. Phillips(1)	125% / 135%	$249,991	$720,610(1)
Janet H. Zelenka	115% / 200%	$212,746	$479,991(2)
Keith J. Dougherty	125% / 135%	$249,991	$570,607(2)(3)
Harry A. Dochelli	125% / 135%	$249,991	$320,621(2)
Carole W. Tomko	115% / 130%	$224,249	$276,247(2)
Former NEOs
Robert B. Aiken Jr.	300%	$1,439,992	—
Earl C. Shanks	170%	$403,739	—

(1)	This amount includes two restricted stock awards, one valued at $199,995 granted on 6/13/2017 and one valued at $199,994 granted on 9/1/2017, that Mr. Phillips received while serving as Interim President and Chief Executive Officer. These were in addition to a restricted stock award with a $320,621 target value that Mr. Phillips received on September 1, 2017 pursuant to the Company’s regular annual restricted stock awards. See “—Other 2017 LTIP Awards” for further discussion.

                         EXECUTIVE COMPENSATION

(2)	In connection with the Company’s biennial compensation study, the target economic values of the 2017 LTIP awards for Ms. Zelenka, Mr. Dougherty, Mr. Dochelli, and Ms. Tomko were increased to bring their LTIP percentage target closer to the 50th percentile (the 75th percentile in the case of Mr. Dougherty).
(3)	This amount includes a $249,986 sign-on equity award in March 2017 in addition to his September 2017 restricted stock award of $320,621. See “—Other 2017 LTIP Awards.” See “—Other 2016 LTIP Awards.”

2017 Restricted Stock Awards

Restricted stock granted to NEOs in 2017 vests in three equal, annual increments, except that if the aggregate adjusted diluted earnings per share of the Company for the four quarters preceding a vesting date do not exceed a specified amount, the restricted stock scheduled to vest on that date will be forfeited. (The earnings per share requirement is designed to provide tax deductibility as described below. See “—Additional Compensation Policies and Practices—Tax Deductibility.”)

2017 Performance-Based Restricted Stock Unit (“RSU”) Awards

In February 2017, the Human Resources Committee approved the grant of performance-based RSU to each NEO. The performance-based RSUs are subject to a one-year performance period, a three-year cliff vesting period and a TSR modifier employed at the end of the three-year vesting period. Previously, the Human Resources Committee approved performance-based RSUs that were subject to a three-year performance period. The Committee’s decision to move from a three-year performance period to a one-year performance period reflects the current difficulties in setting three-year performance targets due to the rapid and accelerating consolidation in the Office Products market and the associated declines in revenue and margins. The Human Resources Committee continued to apply a TSR modifier to the performance-based RSU awards made in 2017 to align the plan design with other companies in our comparator group as well as general industry.

Other 2017 LTIP Awards

During his interim role as President and CEO (June 2017-October 2017), Mr. Phillips received two restricted stock awards, one in the amount of $199,995 and the second in the amount of $199,994. The first award was issued in June 2017 and second award was issued in September 2017. Both awards will vest in three annual installments on the anniversary of the grant dates. These awards were granted as part of the Interim President and CEO compensation package approved by the Board in June 2017.

On July 11, 2017, the Committee also approved cash awards for Mr. Phillips, the NEOs, and the Company’s other senior leaders as additional incentives to retain their services as the Company executes its transformation plan. Each NEO received two time-based vesting cash awards, one vesting in three equal installments on December 31, 2017, December 31, 2018, and December 31, 2019 (the “Long-Term Cash Installment Awards”), and the other vesting on January 1, 2020 (the “Long-Term Cash Cliff Awards”). These awards were issued on September 1, 2017. The following table shows the amount of the cash awards granted to each NEO.

Name and Principal Position	Amount of Long-Term Cash Installment Award	Amount of Long-Term Cash Cliff Award
Richard D. Phillips	$320,625	$1,000,000
Janet H. Zelenka	$480,000	$500,000
Keith J. Dougherty	$320,625	$1,000,000
Harry A. Dochelli	$320,625	$1,000,000
Carole W. Tomko	$276,250	$500,000

EXECUTIVE COMPENSATION

2015 Performance-Based RSUs Did Not Vest

The Company granted performance-based RSUs to certain of the NEOs in March 2015 (the “2015 RSUs”). The 2015 RSUs were subject to performance metrics based on the Company’s cumulative 2015-2017 adjusted net income and working capital efficiency. The Company did not exceed the threshold performance goal set forth in the 2015 RSUs and accordingly those awards did not vest.

Company’s Cumulative Adjusted Net Income Goals, Cumulative Working Capital Efficiency, and

Corresponding Performance Factors During the Performance Periods Indicated

2015 Performance-Based RSU Awards	3 Year Period Ended December 31, 2017		3 Year Period Ended December 31, 2017
	Adjusted Net Income Goal ($ million)	Performance Factor	Working Capital Efficiency (%)	Performance Factor
Maximum	413.6	200%	14.98%	200%
Target	396.9	100%	15.73%	100%
Threshold	364.8	0%	16.48%	0%
Actual	184.0	0%	17.50%	0%

Additional Compensation Policies and Practices

Stock Ownership Guidelines

The Company and its stockholders are best served by managing the business with a long-term perspective while delivering strong annual results. We believe stock ownership is an important tool to strengthen the alignment of interests of stockholders, Directors, and executive officers. Our guidelines specify that each Director and executive officer should retain 100% of any shares of Company common stock acquired (net of required tax withholding) through equity-based grants made by the Company under our incentive plans, until the participant has attained the level of ownership of qualifying Company securities (described below) as a multiple of the participant’s annual base pay or cash retainer (“Multiple of Pay”) outlined in the table below. Once the target Multiple of Pay is achieved, the participant may sell shares of Company stock without restriction, provided that the sale does not cause the value of the participant’s ownership (measured based on the sales price of Company stock) to fall below the target Multiple of Pay. As of December 31, 2017, all the Directors and current NEOs complied with the retention aspects of the stock ownership guidelines.

NEO	Title	Required Salary Multiple
Richard D. Phillips	President and CEO	Five x base salary
Janet H. Zelenka	Senior Vice President and CFO	Three x base salary
Keith J. Dougherty	Senior Vice President, Merchandising, Inventory & Pricing	One x base salary
Harry A. Dochelli	President, Business and Facility Essentials	One x base salary
Carole W. Tomko	Senior Vice President Chief Human Resources Officer	One x base salary
Independent Directors		Five x annual cash retainer

                         EXECUTIVE COMPENSATION

The value of all of the following types of Company stock, stock units or stock options owned by or granted to the participant qualifies toward the participant’s attainment of the target multiple of pay:

•	Unvested restricted stock
•	Shares owned outright/shares beneficially owned, including shares owned through the Company’s employee stock purchase plan or 401(k) plan
•	Shares attained through a deferred stock unit plan
•	Vested in-the-money stock options reflecting the gross value equal to the spread between the strike price (closing stock price on the date of grant) and the fair market value

The Board and the Committee may reduce future long-term incentive grants or other compensation provided to executives who do not comply with the guidelines.

Recoupment (“Clawback”) Policy

Under our clawback policy, the Committee has the authority and discretion to recoup incentive compensation previously paid to our executive officers if there is a subsequent restatement of financial statements or if an executive commits fraud or engages in other misconduct. Our form performance-based RSU and restricted stock award agreements include provisions requiring the forfeiture of any such awards, shares issued under such awards, and proceeds from the sale of any shares issued under such awards if the participant breaches certain covenants, including non-competition and non-solicitation restrictions that apply during the term of employment and for two years thereafter.

Anti-Hedging and Pledging Policies

Under our insider trading policy, directors and executive officers, as well as other employees, are prohibited from the following activities with respect to Company common stock:

✓	Hedging their interest or otherwise speculating in Company shares by selling short or trading or purchasing “put” or “call” options on our common stock or engaging in similar transactions; and

✓	Pledging any shares of our common stock without prior clearance from the Company.

As of January 1, 2018, no shares of Company common stock were pledged by any Director or executive officer.

Tax Deductibility

Section 162(m) of the Code as in effect prior to the enactment of tax reform legislation in December 2017 generally limited the corporate tax deduction for compensation paid to the chief executive officer and the three other most highly compensated executives (other than the CFO) to $1 million annually. Performance-based compensation was exempt from this deduction limitation if we met specified requirements set forth in the Code and applicable Treasury Regulations.

Recent tax reform legislation retained the $1 million deduction limit, but repealed the performance-based compensation exemption from the deduction limit and expanded the definition of “covered employees,” effective for taxable years beginning after December 31, 2017. Consequently, compensation paid in 2018 and later years to our Named Executive Officers in excess of $1 million will not be deductible unless it qualifies for transitional relief applicable to certain binding, written performance-based compensation arrangements that were in place as of November 2, 2017.

EXECUTIVE COMPENSATION

The Committee generally intends to continue to comply with the requirements of Section 162(m) as it existed prior to the tax reform legislation with respect to performance-based compensation in excess of $1 million payable under outstanding awards granted before November 2, 2017 under our 2017 Management Cash Incentive Award Plan and 2015 Long-Term Incentive Plan in order to qualify them for the transitional relief. However, no assurance can be given that the compensation associated with these awards will qualify for the transitional relief, due to ambiguities and uncertainties as to the application and interpretation of newly revised Section 162(m) and the related requirements for transitional relief.

The Committee continues to believe that shareholder interests are best served if its discretion and flexibility in structuring and awarding compensation is not restricted, even though some compensation awards may have resulted in the past, and are expected to result in the future, in non-deductible compensation expenses to the Company.

Perquisites and Other Benefits

We provide limited cash allowances in lieu of separate perquisite programs such as auto allowances, financial planning reimbursements, physical examination reimbursements, and supplemental liability insurance. Based on market data, the independent Directors on the Board approve the perquisite allowance for Mr. Phillips and the Human Resource Committee approves the perquisite allowances for the other named executive officers.

Other executive benefits include:

➢	Group life insurance and accidental death and dismemberment insurance equal to 2 1/2 times the executive’s base salary, up to a maximum benefit of $1.2 million.
➢	$200,000 of business travel insurance.
➢	Supplemental Long-Term Disability Insurance

Our executives are eligible to participate in all of our other employee benefit plans, such as medical, dental, vision, long-term disability and 401(k) plan. Executives hired prior to January 1, 2008 are also eligible to receive a pension benefit from our frozen pension plan. See “Executive Compensation – Retirement Benefits.” We believe these benefits support our goal of attracting and retaining key executive talent, as well as promote the health, well-being, and financial security of our executives.

Severance Benefits

We have entered into an executive employment agreement with Mr. Phillips. The other NEOs are covered by the Company’s Executive Severance Plan. The severance benefits under Mr. Phillips’ employment agreement and the Company’s Executive Severance Plan are intended to attract and retain executives and to facilitate an orderly transition upon certain terminations. See “Executive Compensation – Employment Contracts and Employment Termination and Change of Control Arrangements.”

The named executive officers’ benefits in the event of a change of control have a “double trigger,” meaning the executives are not automatically entitled to severance upon a change of control. Rather, they are entitled to receive severance following a change of control only if, within the period of time specified in their respective employment contracts or the Executive Severance Plan, their employment is terminated by the Company without cause or by the executive for good reason.

                         EXECUTIVE COMPENSATION

Change of control severance benefits help to maintain the named executive officers’ objectivity in decision-making on potential corporate transactions and provide another vehicle to align the interests of the named executive officers with the interests of our stockholders. The use of a double-trigger for the payment of change of control severance benefits encourages executives to remain with us through the closing of a change of control transaction, providing stability at a critical time.

Human Resources Committee Report

The Human Resources Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company’s Annual Report on Form 10-K.

The Human Resources Committee:

Dennis J. Martin, Chair

Alexander M. Schmelkin

Paul S. Williams

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of all persons serving as principal executive officer (CEO) and principal financial officer (CFO) in fiscal 2017 and the next three highest compensated executive officers who were serving as such at December 31, 2017.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Richard D. Phillips	2017	589,829	106,875	970,601	392,768	—	51,758	2,111,831
President and Chief Executive	2016	386,458	200,000	718,717		—	32,149	1,337,324
Officer	2015	375,000	—	656,220	46,875	—	31,157	1,109,252
Janet H. Zelenka	2017	437,083	160,000	692,737	201,500	11,836	36,370	1,539,526
Senior Vice President and Chief	2016	351,042	—	1,131,460	—	2,474	33,092	1,518,068
Financial Officer
Keith J. Dougherty	2017	434,375	231,875	820,598	190,633	—	32,060	1,709,541
Senior Vice President, Merch,
Inventory & Pricing
Harry A. Dochelli	2017	434,375	106,875	570,612	181,834	—	44,082	1,337,778
President, Office and Facilities
Carole W. Tomko	2017	406,042	92,083	500,496	157,086	—	70,039	1,225,746
Senior Vice President and Chief
HR Officer
Robert B. Aiken Jr.(7)	2017	415,342	—	1,439,992	—	—	33,912	1,889,246
Former President and Chief	2016	800,000	—	2,559,955	—	—	46,050	3,406,005
Executive Officer	2015	530,768	166,000	1,999,963	166,667	—	20,541	2,883,939
Earl C. Shanks(8)	2017	192,440	—	403,739	—	—	20,066	616,245
Former Senior Vice President	2016	475,000	—	1,009,959	—	—	34,666	1,519,625
and Chief Financial Officer	2015	63,035	—	249,995	15,833	—	288,017	616,880

(1)	Reflects base salary amounts earned during the years listed, including any portions deferred under the 401(k) Savings Plan and the Deferred Compensation Plan of the Company’s wholly owned subsidiary, Essendant Co.
(2)	For each NEO, the amounts listed in this column for 2017 for each NEO is the portion of his or her Long-Term Cash Installment Award that vested in 2017. See “Executive Compensation—Elements of Compensation—Long-Term Incentive Plan Awards—Other 2017 LTIP Awards” for more information about the Long-Term Cash Installment Awards. For Mr. Phillips, the amount listed in this column for 2016 represents a $200,000 discretionary bonus related to his 2016 performance; 50% of this bonus was paid to Mr. Phillips in March 2017 and the remainder was paid in March 2018. For Mr. Dougherty, the amount listed in this column for 2017 also includes the second half of a $250,000 bonus he was awarded in connection with joining the Company.
(3)	Amounts shown represent the grant date fair value of restricted stock awards and performance-based RSU awards that were granted in each year, computed in accordance with Financial Standards Board Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation and represent the probable outcome of the performance condition. See Note 5, “Share-Based Compensation,” to the Company’s audited financial statements contained in our annual reports on Form 10-K for the years ended December 31, 2017, 2016, and 2015, for a discussion of the assumptions used in calculating these values. Assuming the highest level of performance was achieved, the grant date fair value of performance based RSU awards in 2017 to the NEOs would have been $499,982 for Mr. Phillips, $425,492 for Ms. Zelenka, $499,982 for Mr. Dougherty, $499,982 for Mr. Dochelli, $448,498 for Ms. Tomko, $2,879,984 for Mr. Aiken, and $807,478 for Mr. Shanks.
(4)	This amount represents the positive change in value under the Company’s Pension Plan for Ms. Zelenka, who is the only NEO who is eligible for the Pension Plan. Earnings on deferred compensation are not reflected in this column because the investment options under the non-qualified Deferred Compensation Plan are the same choices available to all employees under the 401(k) Savings Plan and the NEOs do not receive preferential earnings on their investments.

EXECUTIVE COMPENSATION

(5)	The amounts shown for 2017 include the following:

Name	401(k) Match ($)	Cash Perq Allowance ($)	Other Perqs(6) ($)	Total All Other Compensation ($)
Richard D. Phillips	9,000	21,319	21,439	51,758
Janet H. Zelenka	9,000	18,000	9,370	36,370
Keith J. Dougherty	9,000	18,000	5,060	32,060
Harry A. Dochelli	9,000	18,000	17,082	44,082
Carole W. Tomko	9,000	18,000	43,039	70,039
Robert B. Aiken	9,000	12,500	12,412	33,912
Earl C. Shanks	7,916	7,313	4,837	20,066

(6)	Other perquisites include (a) life insurance, (b) accidental death & dismemberment insurance, (c) long-term disability insurance, (d) cell phone stipend, (e) spousal travel and entertainment (f) $33,000 commuting allowance for Ms. Tomko (g) legal fees of $14,528 for Mr. Phillips related to his employment agreements as interim and permanent President and Chief Executive Officer.
(7)	Mr. Aiken resigned effective July 7, 2017.
(8)	Mr. Shanks retired effective May 26, 2017. The Human Resources Committee waived Mr. Shanks’ obligation to repay 50% of the $285,000 relocation allowance Mr. Shanks received when he was hired in 2015. The Committee’s decision to waive repayment was based on the fact that Mr. Shanks had completed more than three-quarters of the service time for this relocation allowance and in recognition of his transition assistance after he announced his retirement from the Company.

Grants of Plan-Based Awards During 2017

The compensation plans under which the grants in the following table were made are described under “—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Plan Awards.” The LTIP permits different types of awards, including but not limited to stock options, restricted stock awards, stock appreciation rights, cash incentives awards, and performance-based awards. The LTIP requires that in the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), outstanding equity awards will be proportionately adjusted.

EXECUTIVE COMPENSATION

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units
NAME	Grant Date	Approval Date	Target ($)	Maximum ($)	RSU Target (#)(2)	RSU Maximum (#)(2)	Restricted Stock Awards ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)
Richard D. Phillips	3/15/2017	2/21/2017			16,733	33,466		249,991
Richard D. Phillips	6/13/2017	6/12/2017					12,610	199,995
Richard D. Phillips	9/1/2017	7/10/2017					26,763	320,621
Richard D. Phillips	9/1/2017	7/10/2017					16,694	199,994
Richard D. Phillips			564,576	959,779
Janet H. Zelenka	3/15/2017	2/21/2017			14,240	28,480		212,746
Janet H. Zelenka	9/1/2017	7/10/2017					40,066	479,991
Janet H. Zelenka			325,000	552,500
Keith J. Dougherty	3/1/2017	8/9/2017					15,943	249,986
Keith J. Dougherty	3/15/2017	2/21/2017			16,733	33,466		249,991
Keith J. Dougherty	9/1/2017	7/10/2017					26,763	320,621
Keith J. Dougherty			293,281	498,578
Harry A. Dochelli	3/15/2017	2/21/2017			16,733	33,466		249,991
Harry A. Dochelli	9/1/2017	7/10/2017					26,763	320,621
Harry A. Dochelli			293,281	498,578
Carole W. Tomko	3/15/2017	2/21/2017			15,010	30,020		224,249
Carole W. Tomko	9/1/2017	7/10/2017					23,059	276,247
Carole W. Tomko			253,365	430,721
Robert B. Aiken, Jr.	3/15/2017	2/21/2017			96,385	192,770		1,439,992
Earl C. Shanks	3/15/2017	2/21/2017			27,024	54,048		403,739

(1)	These columns indicate the range of possible payouts for 2017 performance under the Company’s MIP as described in “—Compensation Discussion and Analysis—Annual Cash Incentive Awards.” The actual payouts for 2017, as reflected in the Summary Compensation Table, were as follows: Mr. Phillips $392,768; Ms. Zelenka $201,500; Mr. Dougherty $190,633; Mr. Dochelli $181,834; Ms. Tomko $157,086. Mr. Aiken’s employment terminated on July 7, 2017 and Mr. Shanks’ employment terminated on May 26, 2017, prior to the end of the performance period for MIP awards, so they were not eligible for MIP payouts.
(2)	Restricted stock unit (“RSU”) awards granted on March 15, 2017 will cliff vest on March 1, 2020 to the extent the Company achieves its adjusted EBIT and free cash flow goals for the performance period ending December 31, 2017, subject to a total stockholder return modifier for the three-year period ending December 31, 2019. Participants may earn a threshold of zero to a maximum of 200% of their target equity incentive award over the three-year period. See “—Compensation Discussion and Analysis—Elements of Compensation—LTIP Equity Awards Target Value and Equity Pay Mix” for more information.
(3)	Restricted stock awards granted on September 1, 2017 vest in three annual increments on September 1, 2018, 2019 and 2020, provided that the Company’s aggregate adjusted diluted earnings per share exceed a specified amount for the four calendar quarters immediately preceding the applicable vesting date.

EXECUTIVE COMPENSATION

Outstanding Equity Awards at December 31, 2017

		Option Awards(1)				Stock Awards(2)
NAME	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(3) (#)	Market Value of Shares or Units of Stock That Have Not Vested(4) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested(4) ($)
Richard D. Phillips	4/1/2013	29,563	0	38.69	4/1/2023
Richard D. Phillips	3/15/2015							4,829	44,765
Richard D. Phillips	6/1/2015					2,353	21,812
Richard D. Phillips	9/1/2015					1,880	17,428
Richard D. Phillips	3/15/2016							15,562	144,260
Richard D. Phillips	9/1/2016					8,667	80,343
Richard D. Phillips	3/15/2017							16,733	155,115
Richard D. Phillips	6/13/2017					12,610	116,895
Richard D. Phillips	9/1/2017					26,763	248,093
Richard D. Phillips	9/1/2017					16,694	154,753
Janet H. Zelenka	4/1/2013	6,169	0	38.69	4/1/2023
Janet H. Zelenka	1/1/2014	5,538	0	45.89	1/1/2024
Janet H. Zelenka	3/15/2015							2,346	21,747
Janet H. Zelenka	6/1/2015					2,102	19,486
Janet H. Zelenka	9/1/2015					1,680	15,574
Janet H. Zelenka	3/15/2016							13,902	128,872
Janet H. Zelenka	9/1/2016					7,376	68,376
Janet H. Zelenka	10/17/2016					27,307	253,136
Janet H. Zelenka	3/15/2017							14,240	132,005
Janet H. Zelenka	9/1/2017					40,066	371,412
Keith J. Dougherty	9/1/2016					17,335	160,695
Keith J. Dougherty	3/1/2017					15,943	147,792
Keith J. Dougherty	3/15/2017							16,733	155,115
Keith J. Dougherty	9/1/2017					26,763	248,093
Harry A. Dochelli	4/1/2013	9,657	0	38.69	4/1/2023
Harry A. Dochelli	3/15/2015							4,121	38,202
Harry A. Dochelli	6/1/2015					1,977	18,327
Harry A. Dochelli	9/1/2015					1,579	14,637
Harry A. Dochelli	3/15/2016							13,072	121,177
Harry A. Dochelli	9/1/2016					8,667	80,343
Harry A. Dochelli	3/15/2017							16,733	155,115
Harry A. Dochelli	9/1/2017					26,763	248,093
Carole W. Tomko	3/15/2015							4,250	39,398
Carole W. Tomko	6/1/2015					2,071	19,198
Carole W. Tomko	9/1/2015					1,655	15,342
Carole W. Tomko	3/15/2016							13,695	126,953
Carole W. Tomko	9/1/2016					7,775	72,074
Carole W. Tomko	3/15/2017							15,010	139,143
Carole W. Tomko	9/1/2017					23,059	213,757
Robert B. Aiken, Jr.	6/5/2015					4,198	38,915

EXECUTIVE COMPENSATION

(1)	Non-qualified stock option awards granted on April 1, 2013 cliff vested on April 1, 2016 and non-qualified stock option awards granted on January 1, 2014 cliff vested on April 1, 2016.
(2)	Holders of shares of restricted stock are entitled to vote such shares, however they are not entitled to receive dividends.
(3)	Restricted stock granted on September 1, 2017, September 1, 2016 and September 1, 2015 vests in three substantially equal annual increments over the three-year period following each grant date, except that if the aggregate diluted adjusted earnings per share for the four quarters preceding a vesting date do not exceed a specified amount, the stock scheduled to vest on that date will be forfeited.
(4)	The market value of restricted stock and RSU awards is equal to the number of shares awarded multiplied by the closing market price of the Company’s Common Stock on December 29, 2017, which was $9.27.
(5)	RSUs granted on March 15, 2017 will cliff vest March 1, 2020, to the extent the Company achieves its adjusted EBIT and free cash flow goals for the one-year performance period ending December 31, 2017, subject to a total stockholder return (“TSR”) modifier for the three-year period ending December 31, 2019. RSUs granted on March 15, 2016 will cliff vest March 1, 2019, to the extent the Company achieves its cumulative adjusted net income, adjusted working capital efficiency and TSR goals for the three-year performance period ending December 31, 2018. RSUs granted on March 15, 2015 did not vest because the Company did not achieve the threshold performance requirement for vesting as measured by cumulative adjusted net income and adjusted working capital efficiency for the performance period ending December 31, 2017. For the 2017, 2016 and 2015 grants, participants may earn a threshold of zero to a maximum of 200% of their target equity incentive award.

Option Exercises and Stock Vested in 2017

	Option Awards		Stock Awards
NAME	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Richard D. Phillips	0	0	9,633	126,862
Janet H. Zelenka	0	0	8,190	108,353
Keith J. Dougherty	0	0	8,666	103,819
Harry A. Dochelli	0	0	8,893	116,161
Carole W. Tomko	0	0	12,004	172,229
(1)	The value realized under stock awards is equal to the Company’s Common Stock price on the date the shares vested multiplied by the number of shares.

Retirement Benefits

The Company maintains the following two broad-based programs to provide retirement benefits to eligible employees, including executive officers:

•	The Essendant 401(k) Savings Plan (Plan) is a defined contribution plan qualified under sections 401(a) and 401(k) of the Code. Eligible employees may elect to contribute pretax amounts up to 75% of their eligible compensation (generally, base pay and commissions), limited to the cap under the Code on pretax deferrals. In addition, participants may make after-tax contributions ranging from 1% to 10% of eligible compensation. The Plan provides for a discretionary matching contribution by the Company. Eligible contributions by associates during 2017 were matched by the Company at a rate of 50%, up to a maximum of 8% of eligible compensation. The Plan also provides for discretionary profit-sharing contributions on behalf of each eligible participant. No discretionary matching contribution was made in 2017.
•

The Company maintains a “frozen” noncontributory pension plan (the “Pension Plan”) covering current and former employees who satisfied the Pension Plan vesting requirements. Ms. Zelenka is the only NEO covered by the Pension Plan. The Pension Plan provides an annual benefit at age 65 equal to 1% of an employee’s career-average annual compensation (generally, base salary, commissions and bonus), multiplied by the number of years of credited service up to a maximum of 40 years, provided that no additional service credits may be earned or adjustments

EXECUTIVE COMPENSATION

to compensation made after March 1, 2009. However, an employee’s annual compensation for each year of service prior to September 1989 is deemed to be the compensation earned by such employee during the 12 months ending on August 31, 1989. The Code limits the amount of annual compensation that is considered in calculating an employee’s benefits, which is adjusted annually for inflation. An employee’s pension rights fully vest after five years of service. These benefits are in addition to normal Social Security retirement benefits. Alternative benefit options of early retirement, joint and survivor annuity and disability are also available. Participants may select early retirement payments if the participant has attained the age of 55 prior to separation from the Company and completed ten years of service, or has attained the age of 65 prior to separation from the Company and completed five years of service. Early retirement benefits are actuarially reduced for early commencement using a 7.5% annual interest rate and the Unisex Pension 1984 Mortality Table set forward one year. The normal retirement age under the Pension Plan is 65. No employee first hired by the Company after December 31, 2007 is eligible to participate in the Pension Plan. As of March 1, 2009, the Company stopped providing additional service benefits to participants under the Pension Plan.

Pension Benefits in 2017

The table below shows the present value of annual retirement benefits that are estimated to be payable at normal retirement (age 65) under the Pension Plan to Ms. Zelenka. The benefits for Ms. Zelenka are calculated using the age 65 accrued benefit based on credited service and average annual compensation as of March 1, 2009, the date the Pension Plan was frozen.

Name(1)	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
Janet H. Zelenka	Tax-qualified plan	2.9	50,008	0
(1)	None of Messrs. Phillips, Dougherty, Dochelli, Shanks or Aiken or Ms. Tomko were or are eligible for participation in the Pension Plan.
(2)	The calculation of the present value of accumulated benefit assumes a discount rate of 3.69%. In addition, the benefits were assumed to be paid as a lump sum at age 65, which is the earliest time a participant may retire under the plan without any benefit reduction due to age. The assumed lump sum interest rate was 3.69%. Additional information about the Company’s pension plan and assumptions may be found in Note 13, “Pension Plans and Defined Contribution Plan”, in the Company’s 2017 Annual Report on Form 10-K.

Non-qualified Deferred Compensation in 2017

The Essendant Co. Deferred Compensation Plan (the “Deferred Compensation Plan”) is a non-qualified deferred compensation plan that provides named executive officers, other executive officers and certain other employees the opportunity to defer salary and annual bonus payments under the MIP. Each participant may elect to defer up to 75% of future compensation, consisting of base salary and/or bonus. The elections must be made on or before December 31 of the year prior to the year in which the participant will earn the compensation. Deferred amounts are indexed against the mutual fund or funds selected by the participant from a number of mutual funds administered by Fidelity Investments, and earnings and losses on deferred compensation are determined based on the performance of the mutual fund or funds selected. Distribution of deferred amounts will be made in cash. Payment options include a lump sum or a series of periodic installments (monthly, quarterly, semi-annually, annually) that may be paid over a period of time not to exceed ten years. Payment to certain employees, payable by reason of a separation from service, may not be made until six months after separation. Amounts deferred under the Deferred Compensation Plan and investment returns on participants’ Deferred Compensation Plan balances are subject to forfeiture in the event of the Company’s bankruptcy.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding non-qualified deferred compensation of the NEOs who participate in the Deferred Compensation Plan:

Name(1)	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
Carole W. Tomko	813	0	2,124	0	88,785
Harry A. Dochelli	0	0	15,370	0	92,525
(1)	Messers. Phillips, Dougherty, Aiken and Shanks and Ms. Zelenka do not participate in the Deferred Compensation Plan.
(2)	The mutual funds selected by Ms. Tomko earned $2,124, or 2.5%, in 2017. The mutual funds selected by Mr. Dochelli earned $15,370, or 19.9%, in 2017. Because the earnings accrued in 2017 were not preferential, these amounts are not reported in the 2017 Summary Compensation Table.
(3)	The amounts reported in this column were not reported in the Summary Compensation Table in prior years because Ms. Tomko and Mr. Dochelli were not named executive officers in the years in which the contributions reported in this column were made.

Employment Contract, Severance Plan and Employment Termination and Change of Control Arrangements

CEO Employment Agreement

The Company and ECO entered into an Executive Employment Agreement with Mr. Phillips, as of January 21, 2013, which was amended and restated to reflect minor changes as of January 1, 2017 and further amended and restated as of December 31, 2017 to reflect Mr. Phillips’ October 24, 2017 appointment as the Company’s President and Chief Executive Officer (the “CEO Agreement”).

General Terms—The amended and restated CEO Agreement establishes Mr. Phillips’ annual salary as of October 24, 2017 and his target annual cash incentive award and target annual long-term incentive award. The CEO Agreement also provides for Mr. Phillips’ participation in all stock option, incentive, savings and retirement plans, welfare benefit plans and programs, executive fringe benefits and perquisites programs, and other benefit practices, policies and programs generally available to the Company’s other senior executives.

Post-Termination Payments and Benefits—If Mr. Phillips’ employment is terminated during the employment term by the Company without Cause or by Mr. Phillips for Good Reason (as such capitalized terms are defined below), Mr. Phillips will be entitled to receive all accrued benefits, including any earned but unpaid salary and any accrued but unpaid incentive awards for the prior year and, subject to execution and non-rescission of a release of claims against the Company: (a) an amount equal to two times his then existing base salary payable over 24 months following termination (or three times his base salary generally payable in a lump sum within 90 days following the date of termination in the event such termination occurs within two years of a Change of Control (as such term is defined below)), except that in either case any amounts in excess of the amount that would cause the payments to constitute deferred compensation under Code Section 409A shall be paid in a lump sum on the first regular payroll date of the Company to occur following the date that is six months after the termination date; (b) an amount equal to two times his target incentive compensation award for the year in which termination occurs payable at such time as the incentive award would otherwise be paid (or three times his target incentive compensation award for such year generally payable in a lump sum within 90 days following the date of termination in the event such termination occurs within two years of a Change of Control); (c) a pro rata portion of his actual incentive compensation award for the year in which termination occurs payable at such time as the incentive award would otherwise be paid (or, in

EXECUTIVE COMPENSATION

the event such termination occurs within two years of a Change of Control, a pro rata portion of his target incentive compensation award for the year in which termination occurs payable in a lump sum within 90 days following the date of termination); (d) continued medical and/or dental insurance coverage until the earlier of 18 months from the date of termination or the date he receives substantially equivalent coverage from a subsequent employer; (e) a lump sum payment equal to the amount the Company would otherwise expend for 24 months’ life and disability coverage for him (or three years’ coverage in the event such termination occurs within two years of a Change of Control); and (f) career transition assistance services in an amount not to exceed $60,000 for up to two years after the date of termination. Mr. Phillips cannot receive cash in lieu of these transition assistance services. In the event of termination within two years of a Change of Control, Mr. Phillips also will be entitled to: (A) continued vesting of equity awards if permitted under the Company’s LTIP and provided for in his equity award agreements; and (B) reimbursement for reasonable attorneys’ fees incurred in conjunction with any disputes regarding the benefits provided for under the agreement in which he prevails in any material respect. In addition, the CEO Agreement prohibits Mr. Phillips from competing against the Company or soliciting any of the Company’s customers or employees for a period of two years following his employment termination.

Definitions—The terms “Cause,” “Good Reason,” and “Change of Control” have the following definitions under the CEO Agreement:

•	“Cause” means (i) conviction of, or plea of nolo contendere to, a felony (excluding motor vehicle violations); (ii) theft or embezzlement, or attempted theft or embezzlement, of money or property or assets of the Company or its subsidiaries (collectively, the “Companies”); (iii) illegal use of drugs; (iv) material breach of the employment agreement or any employment-related undertakings provided in a writing signed by the executive prior to or concurrently with the employment agreement; (v) gross negligence or willful misconduct in the performance of the executive’s duties; (vi) breach of any fiduciary duty owed to the Companies, including, without limitation, engaging in competitive acts while employed by the Companies; or (vii) the executive’s willful refusal to perform the assigned duties for which the executive is qualified as directed by the Board; provided, that in the case of any event constituting Cause within clauses (iv) through (vii) which is curable by the executive, the executive has been given written notice by the Companies of such event said to constitute Cause, describing such event in reasonable detail, and has not cured such action within thirty days of such written notice as reasonably determined by the Board.
•	“Good Reason” means (i) any material breach by the Companies of the employment agreement without the executive’s written consent, or (ii) without executive’s written consent: (A) a reduction in the executive’s base salary other than as permitted in the employment agreement, (B) any change in the executive’s title or position as President and Chief Executive Officer reporting directly to the Board, or any change pursuant to which the executive is not the most senior officer of the Companies or their ultimate parent entity (other than any non-executive chairman), or (C) the relocation of the executive’s principal place of employment more than fifty miles from its location on the date of the employment agreement; provided that, to constitute Good Reason, (x) the executive must give the Companies written notice within thirty days after he first has knowledge or in the exercise of reasonable diligence should first have knowledge of the occurrence of any of such events that the executive believes that such event constitutes Good Reason, and (y) the Companies fail to cure any such event within sixty days after receipt of such notice.
•	“Change of Control” is generally defined to mean (i) acquisition by a person or group of beneficial ownership of 30% or more of the combined voting power of the Company’s then outstanding

EXECUTIVE COMPENSATION

voting securities entitled to vote generally in the election of Directors; (ii) at any time during a period of two consecutive years, the individuals who at the beginning of such period constituted the Board cease for any reason to constitute more than 50% of the Board unless the new Directors were approved by a vote of more than 50% of the Directors then comprising the incumbent Board; (iii) consummation of a merger, consolidation or reorganization or approval by the Company’s stockholders of a liquidation or dissolution of the Company or the occurrence of a liquidation or dissolution of the Company, unless, following such business combination, the Company’s stockholders continue to hold more than 50% of the voting power of the successor entity or other conditions are satisfied; and (iv) approval by the Company’s stockholders of an agreement for the assignment, sale, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company to any Person.

Executive Severance Plan

All NEOs (other than Mr. Phillips) receive substantially similar severance benefits as Mr. Phillips and are subject to the Company’s restrictive covenants under the Company’s Executive Severance Plan. The Executive Severance Plan provides for the following benefits to an NEO whose employment is terminated by the executive for Good Reason (as defined in the Executive Severance Plan and which is defined similarly to Good Reason under the CEO Agreement, as described above, except that Good Reason under the Executive Severance Plan does not include any change in any covered executive’s title or position) at any time within two years following initial existence of the condition giving rise to Good Reason or by the Company without Cause (as defined in the Executive Severance Plan and which is defined similarly to Cause under the CEO Agreement, as described above): (i) cash severance following such termination equal to one and one-half times the sum of the NEO’s annual base salary plus the NEO’s target annual incentive, paid in equal installments in the form of payroll continuation over a period of 18 months (or in the event such termination occurs within two years following a Change of Control (as defined in the Executive Severance Plan and which is defined similarly to Change of Control under the CEO Agreement, as described above), two times the sum of the NEO’s annual base salary plus the NEO’s target annual incentive, paid in equal installments over 24 months); (ii) proration of incentive compensation awards; (iii) medical benefit continuation for 18 months; and, (iv) maximum outplacement benefits of $35,000.

Cash Award Agreements

In the event the employment of an NEO is terminated by the Company without Cause (as defined in the LTIP and which is defined similarly to Cause under the CEO Agreement, as described above) or by the NEO for Good Reason (as defined in the LTIP and which is defined similarly to Good Reason under the CEO Agreement, as described above), 100% of the unvested portion of the NEO’s Long-Term Cash Installment Award and the NEOs Long-Term Cash Cliff Award will vest. See “—Potential Post-Employment Payments—Severance Benefits”.

Change of Control Terms Under the Long-Term Incentive Plan

The LTIP, which was adopted by the Company and most recently approved by stockholders in 2015, permits the Human Resources Committee to grant different types of awards, including options, stock appreciation rights, full value awards (including restricted stock) and cash incentive awards. The named executive officers have received grants of various awards under the LTIP. Under the terms of the LTIP and applicable award agreements, vesting of equity awards under the LTIP will accelerate under certain circumstances related to a Change of Control (as defined in the LTIP and which is defined similarly to Change of Control under the CEO Agreement, as described above) and the termination of the named executive officer’s employment either by the Company without Cause (as defined in the

EXECUTIVE COMPENSATION

LTIP and which is defined similarly to Cause under the CEO Agreement, as described above) or by the executive for Good Reason (as defined in the LTIP and which is defined similarly to Good Reason under the CEO Agreement, as described above).

In the event of a Change of Control:

•	100% of the unvested performance-based RSUs will vest; and
•	50% of the unvested restricted stock awards will vest if the surviving company assumes the outstanding restricted stock awards or substitutes substantially similar awards, and 100% of such awards will vest if the surviving company does not assume the awards or substitute similar awards.

In addition, if a named executive officer’s employment is terminated by the named executive officer for Good Reason (as defined in the LTIP) or by the Company without Cause (as defined in the LTIP) during the two-year period following a Change of Control (as defined in the LTIP), all awards granted prior to the Change of Control that have not vested prior to the named executive officer’s date of termination will become immediately vested as of such date.

Change of Control Terms Under the Management Incentive Plan

The MIP provides that if the plan terminates upon or after a Change of Control (as defined in the LTIP) during the plan year in which the Change of Control occurs, participants will be entitled to their target incentive award for such plan year, pro-rated based on the date of the Change of Control. The definition of Change of Control in the MIP is similar to the definition under the LTIP.

Mr. Aiken’s Employment and Separation Agreements

The Company, ECO and Mr. Aiken were parties to an Executive Employment Agreement which was amended and restated as of January 1, 2017 that set forth certain terms related to Mr. Aiken’s compensation and benefits prior to his resignation as president and chief executive officer (the “Aiken Agreement”). The Aiken Agreement was further amended on June 12, 2017 to waive the requirement that Mr. Aiken give the Company thirty days’ notice of his resignation and to provide for Mr. Aiken’s continued employment as a non-officer employee during a transition period from June 12, 2017 to July 7, 2017, at which time his employment terminated. In connection with Mr. Aiken’s resignation, the Company and Mr. Aiken entered into a Separation Agreement which provides that during the transition period the Company agreed to pay Mr. Aiken his base salary in consideration for transition services and his release of any claims against the Company and its affiliates and that he remains eligible to participate in the employee benefit plans and programs. The Separation Agreement also provides that Mr. Aiken remains subject to the confidentiality, non-compete and non-solicitation provisions set forth in the Aiken Agreement.

Potential Post-Employment Payments

As described above in the summaries of the CEO Agreement, the Executive Severance Plan and the other employment termination and change of control arrangements, our NEOs are eligible to receive benefits in the event their employment is terminated (1) by the Company without Cause, (2) in certain circumstances following a Change of Control, or (3) by the executive in the event he or she resigns for Good Reason. The amount of benefits will vary based on the reason for the termination.

The following sections present calculations as of December 31, 2017, of the estimated benefits our executive officers would have received had a triggering event occurred as of that date under the

EXECUTIVE COMPENSATION

Executive Employment Agreement or in the case of the other Named Executive Officers under the Executive Severance Plan. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and may not represent the actual amount an executive would receive if a triggering event were to occur.

In addition to the amounts disclosed in the following sections, each executive officer would retain the amounts which he or she has earned or accrued over the course of his or her employment prior to the termination event, such as the executive’s balances under our deferred compensation plans, accrued retirement benefits and previously vested stock options (“Accrued Benefits”). For further information about previously earned and accrued amounts, see “Executive Compensation—Summary Compensation Table”, “Executive Compensation—Outstanding Equity Awards at December 31, 2017”, “Executive Compensation—Option Exercises and Stock Vested in 2017”, “Executive Compensation—Pension Benefits in 2017”, and “Executive Compensation—Non-Qualified Deferred Compensation in 2017.”

Severance Benefits

If the employment of Mr. Phillips is terminated by the Company for any reason other than Cause or the executive’s permanent disability (as defined in the Company’s Board-approved disability plan or policy as in effect from time to time), or if the executive’s employment is terminated by the executive for Good Reason, then he will be entitled to receive benefits pursuant to the CEO Agreement described above. In the case of the other Named Executive Officers, they will be entitled to receive benefits pursuant to the Executive Severance Plan.

Severance-related benefits are provided only if the executive executes and does not rescind the Company’s then current standard release agreement as a condition to receiving any of the payments and benefits.

The following table presents the estimated separation benefits the Company would have been required to pay to each named executive officer if his or her employment had been terminated without Cause as of December 31, 2017.

Estimated Severance Pay

	Cash Compensation			Benefits	Other
Name	Salary ($)	Incentive Compensation ($)(1)	Long-Term Cash Awards ($)(2)	Health and Welfare Benefits ($)	Outplacement ($)	Total ($)
Richard D. Phillips	1,650,000	1,521,921	1,213,750	19,928	60,000	4,465,599
Janet H. Zelenka	720,000	689,000	820,000	14,823	35,000	2,278,823
Keith J. Dougherty	712,500	630,554	1,213,750	11,533	35,000	2,603,337
Harry A. Dochelli	712,500	621,756	1,213,750	18,552	35,000	2,601,558
Carole W. Tomko	637,500	537,133	684,167	18,249	35,000	1,912,048
(1)	For Mr. Phillips, the amount shown represents two times his target 2017 MIP payout plus his actual 2017 MIP payout pro-rated through December 31, 2017. For Messrs. Dougherty, Dochellli, Ms. Tomko, and Ms. Zelenka, the amount shown represents 1.5 times his or her target 2017 MIP payout plus his or her actual 2017 MIP payout pro-rated through December 31, 2017.
(2)	The amount shown in this column for each NEO represents his or her Long-Term Cash Installment Award plus the second and third installments of his or her Long-Term Cash Cliff Awards

EXECUTIVE COMPENSATION

Retirement, Disability and Death

If employment is terminated as a result of the executive’s death, disability, or retirement, then the executive shall be entitled to (i) his/her Accrued Benefits, (ii) any benefits that may be payable to the executive under any applicable Board-approved disability, life insurance, or retirement plan or policy in accordance with the terms of such plan or policy, and (iii) a lump sum payment in an amount equal to the pro-rata target incentive compensation award for the calendar year during which the termination date occurs by reason of the executive’s death or disability, or a lump sum payment in an amount equal to the pro-rata actual incentive compensation award for the calendar year during which the termination date occurs by reason of the executive’s retirement.

Payments Triggered Upon a Change of Control

Upon a Change of Control, outstanding unvested equity awards will vest as described under “—Employment Contracts and Employment and Change of Control Arrangements—Change of Control Terms Under the Long-Term Incentive Plan.” For each named executive officer who remains employed by the Company, the following table shows the value of unvested equity awards that would vest if a Change of Control had occurred on December 31, 2017, based on the closing price of the Company’s Common Stock on December 31, 2017, which was $9.27.

	Vesting of Unvested Equity Awards
Name	Restricted Stock and Restricted Stock Units if Acquirer Assumes Awards ($)(1)	Restricted Stock and Restricted Stock Units if Acquirer Does Not Assume Awards ($)(2)
Richard D. Phillips	663,802	983,464
Janet H. Zelenka	646,615	1,010,606
Keith J. Dougherty	433,405	711,695
Harry A. Dochelli	495,194	675,894
Carole W. Tomko	465,678	625,864
(1)	This column reflects the value of unvested awards that would vest upon a change of control if the surviving company assumed the outstanding awards or substituted substantially similar awards. If the surviving company assumed awards, 50% of the restricted stock and 100% of the unvested performance-based restricted stock units would vest.
(2)	This column reflects the value of unvested awards that would vest upon a change of control if the surving company did not assume the outstanding awards or substitute substantially similar awards.

EXECUTIVE COMPENSATION

Payments Triggered Upon a Termination Following a Change of Control

The following table assumes that each NEO’s employment is terminated after a Change of Control for reasons other than for Cause, retirement, disability or death. These values are estimated as of December 31, 2017.

	Cash Compensation			Benefits
Name	Salary ($)	Incentive Compensation ($)(1)	Long- Term Cash Awards ($)(2)	Health and Welfare Benefits	Outplacement ($)	Vesting of Unvested Equity ($)(3)	Total ($)
Richard D. Phillips	2,475,000	2,258,306	1,373,750	20,354	60,000	983,464	7,170,874
Janet H. Zelenka	960,000	975,000	820,000	14,823	35,000	1,010,606	3,815,429
Keith J. Dougherty(4)	374,915	879,844	1,213,750	11,533	35,000	711,695	3,226,737
Harry A. Dochelli(4)	595,064	879,844	1,373,750	18,552	35,000	675,894	3,578,104
Carole W. Tomko(4)	483,437	760,094	684,167	18,249	35,000	625,864	2,606,811
(1)	For Mr. Phillips, the amount shown represents three times his target 2017 MIP payout plus his target 2017 MIP payout pro- rated through December 31, 2017. For the other NEOs, the amount shown represents two times his or her target 2017 MIP payout plus his or her target 2017 MIP payout pro-rated through December 31, 2017.
(2)	The amount shown in this column for each NEO represents his or her Long-Term Cash Installment Award plus the second and third installments of his or her Long-Term Cash Cliff Awards. For Mr. Phillips and Mr. Dochelli, the amounts shown also include partial payouts under cash incentive awards they received on July 15, 2016.
(3)	The amount shown in this column for each NEO assumes the full vesting of unvested equity awards as though the acquirer does not assume awards or substitute substantially similar awards. If the acquirer assumed or substituted the awards, vesting of unvested equity and the total payments triggered upon a termination following a change of control for Mr. Phillips would be $663,802 and $6,851,212, respectively; for Ms. Zelenka would be $646,615 and $3,451,438, respectively; for Mr. Dougherty would be $433,405 and $2,948,447, respectively; for Mr. Dochelli would be $495,194 and $3,397,404, respectively; and for Ms. Tomko would be $465,678 and $2,446,625, respectively.
(4)	The salary column for Mr. Dougherty, Mr. Dochelli and Ms. Tomko reflects reductions of $575,085, $354,936 and $366,563, respectively, which eliminates any excise tax payment and results in a greater net after-tax payment to them.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our median employee’s annual total compensation to the annual total compensation of our principal executive officer.

Mr. Phillips has served as President and Chief Executive Officer since June 13, 2017; he served in these roles in an interim capacity from June 13, 2017 until October 24, 2017 when he was appointed to these positions on a permanent basis. Immediately prior to being appointed interim President and Chief Executive Officer, Mr. Phillips was Essendant’s President, ORS Nasco and Group President, Industrial. Mr. Aiken was Mr. Phillips’ predecessor as President and Chief Executive Officer, serving until June 13, 2017. Our approach to determining the annual total compensation for the principal executive officer position was to add the compensation earned by each individual for the time he served in the principal executive officer (“PEO”) role. For 2017, the annual total compensation of Mr. Aiken, as reported in the Summary Compensation Table (“SCT”), was $1,889,246. The annual total compensation for Mr. Phillips, as reported in the SCT, was $2,111,831. For purposes of this pay ratio disclosure, we included the entire 2017 amounts shown for Mr. Phillips in the SCT under the headings “Bonus,” “Stock

EXECUTIVE COMPENSATION

Awards,” and “Non-Equity Incentive Plan Compensation,” and we pro-rated the amounts under the headings “Salary” and “All Other Compensation” for the time Mr. Phillips served as PEO as follows:

SCT Component	Actual SCT Compensation	Pay Ratio Compensation
Salary	$589,829	$410,653
Bonus	$106,875	$106,875
Stock Awards	$970,601	$970,601
Non-Equity Incentive Compensation	$392,768	$392,768
All Other Compensation	$51,758	$34,895
Total	$2,111,831	$1,915,792

The combined total compensation of Mr. Phillips and Mr. Aiken, during the time that each served as our PEO during 2017, was $3,805,038. The annual total compensation for our median employee was $39,189, resulting in a pay ratio of approximately 97:1.

As of December 31, 2017, our employee population consisted of approximately 6,316 U.S. employees and 175 non-U.S. employees. We elected to exclude all of our employees located in Canada (142), Hong Kong (17), and the United Arab Emirates (16) (175 individuals total) from our determination of the median employee pursuant to the de minimis exemption permitted under SEC rules. The median employee was selected from an adjusted employee population of 6,135 U.S. employees (excluding our PEO).

We identified our median employee by analyzing the wages from our payroll records as reported to the Internal Revenue Service on Form W-2 for fiscal year 2017 for all members of our adjusted employee population (other than our PEO) who were employed on December 31, 2017. In making this determination, we annualized the compensation of 997 full-time and part-time permanent employees who were employed on December 31, 2017, but did not work for us the entire year. No full-time equivalent adjustments were made for part-time employees.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

DIRECTOR COMPENSATION

Director Compensation

General

In 2017, the Governance Committee of the Company’s Board of Directors undertook a periodic review of the compensation paid to the Company’s non-employee Directors. The Governance Committee evaluated the current and recent historical cash, equity, and total compensation paid by the Company to its non-employee Directors in light of benchmark data from a comparator group of companies (consistent with that used by the Human Resources Committee in its management compensation reviews) as well the Board’s recruitment needs. As a result of this review, the annual cash retainer for the Chairman of the Board was increased to $125,000 and the annual cash retainer for the other non-employee Directors was increased to $80,000. In addition, the annual equity compensation for the Chairman of the Board was increased to $190,000 and the annual equity compensation for the other non-employee Directors was increased to $120,000.

Chairman Retainer	$125,000
Retainer for Non-Employee Directors (other than the Chairman)	$80,000
Retainer for Committee Chairs
- Audit Committee Chair	$25,000
- Human Resources Committee Chair	$15,000
- Other Committee Chairs	$12,000
2017 Restricted Stock Unit Grant
• Chairman of the Board	$190,000 award value
• All other non-employee Directors	$120,000 award value

Cash Compensation

Effective August 1, 2017 the annual retainers for Directors were increased by $10,000 for all non-employee Directors, resulting in an annual retainer for the Chairman of the Board of $125,000 and an annual retainer for the other non-employee Directors of $80,000. The annual retainers for Board Committee Chairs remained unchanged for 2017. Board members also were reimbursed for reasonable travel and other business expenses incurred in connection with their attendance at Board and Committee meetings and other Company-requested functions and their performance of other responsibilities as Directors of the Company.

Deferred Compensation

Pursuant to the Essendant Inc. Nonemployee Directors’ Deferred Stock Compensation Plan (the “Directors’ Deferred Compensation Plan”), non-employee Directors may defer receipt of 50% or more of their retainer. Deferred fees are credited quarterly to each participating Director in the form of stock units, based on the fair market value of the Company’s Common Stock on the quarterly deferral date. Deferred stock unit accounts are eligible for additional dividend equivalent credits, if the Company declares and pays any dividends on the Company’s Common Stock during the relevant period.

Each stock unit account generally is distributed and settled in whole shares of the Company’s Common Stock on a one-for-one basis, with a cash-out of any fractional stock unit interests, after the participant ceases to serve as a Company Director. Participants in the Directors’ Deferred Compensation Plan may elect to receive settlement of their stock unit accounts either by delivery of the aggregate whole shares

DIRECTOR COMPENSATION

in their respective accounts after the cessation of their service as Directors or in substantially equal installments over a period of not more than five years thereafter. If a participating Director dies before the distribution of his or her entire stock unit account, the balance remaining in the account becomes payable in cash in a lump sum to the Director’s designated beneficiary.

Equity Compensation

The grant-date value of equity compensation provided annually to Directors was increased in 2017 by $10,000 for all non-employee Directors, to $190,000 for the Chairman of the Board and to $120,000 for each other non-employee Director. The Board approved grants to each non-employee Director of restricted stock or restricted stock units (at each Director’s election) of the Company’s Common Stock, effective September 1, 2017. All restricted stock and restricted stock units granted in 2017 vest on the first anniversary of the grant date. Shares of restricted stock become eligible to be sold upon vesting (subject to compliance with Company policies and applicable laws), while restricted stock units will either be settled in a lump-sum upon the Director’s separation from service or in substantially equal installments over a period of not more than five years thereafter. If a Director leaves Board service on the date of an annual stockholders’ meeting and the Director has served as a member of the Company’s Board for at least six years, then all restricted stock and restricted stock units granted in 2017 that were not yet vested as of the date of termination will become fully vested as of that date. The Company expects that future annual equity grants to non-employee Directors will have similar vesting terms. In 2017, Directors were given the option to amend the vesting terms of previously granted restricted stock and restricted stock unit awards to conform to the vesting terms described above.

2017 Director Compensation Table

In 2017, the Company provided the following annual compensation to Directors who are not employees.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Jean S. Blackwell	79,167	120,000	19,883	219,050
Charles K. Crovitz	131,167	190,000	13,225	334,392
Roy W. Haley	84,584	120,000	26,011	230,595
Dennis J. Martin(4)	82,917	120,000	3,299	206,216
Susan J. Riley	95,000	120,000	6,925	221,925
Alexander M. Schmelkin	81,167	120,000	13,776	214,943
Stuart A. Taylor, II	86,167	120,000	15,785	221,952
Paul S. Williams	81,167	120,000	9,365	210,532
Alex D. Zoghlin	79,167	120,000	13,712	212,879
(1)	Amounts shown represent fees earned during 2017.
(2)	Amounts shown are based upon the grant date fair value of equity awards computed in accordance with ASC Topic 718. During 2017, each non-employee Director other than Messrs. Crovitz, Martin and Zoghlin and Ms. Blackwell received a grant of 10,016 restricted stock units. Mr. Crovitz received a grant of 15,859 shares of restricted stock, in consideration of his additional responsibilities as Chairman of the Board. Ms. Blackwell, Mr. Martin and Mr. Zoghlin each received a grant of 10,016 shares of restricted stock. The Directors’ outstanding stock options, restricted stock units, and shares of restricted stock granted as of December 31, 2017 are shown below. See “Director Compensation—Equity Compensation” for more information.
(3)	Amounts shown represent dividends earned or paid on deferred stock units and outstanding stock awards.

DIRECTOR COMPENSATION

Directors’ Outstanding Option and Stock Awards at December 31, 2017

Name	Aggregate Stock Awards Outstanding (#)
Jean S. Blackwell	49,890
Charles K. Crovitz	47,890
Roy W. Haley	52,185
Dennis J. Martin	15,999
Susan J. Riley	22,487
Alexander M. Schmelkin	29,995
Stuart A. Taylor, II	33,638
Paul S. Williams	21,995
Alex D. Zoghlin	39,801

EQUITY COMPENSATION PLAN INFORMATION

Equity Compensation Plan Information

Overview

The following table provides information about the Company’s Common Stock that may be issued upon the exercise of stock options and the settlement of stock units outstanding under the Company’s equity compensation plans as of December 31, 2017:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	913,231	$38.97	1,181,487
Equity compensation plans not approved by security holders	—	—	—
Total	913,231	$38.97	1,181,487
(1)	Includes 0.1 million stock options and 0.8 million restricted stock units under the LTIP.
(2)	The weighted average exercise price in the table does not include outstanding restricted stock units.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Human Resources Committee of our Board of Directors. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Voting Securities and Principal Holders

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of the dates indicated with respect to the beneficial ownership of Common Stock by each person or group who is known by the Company to own beneficially more than five percent of the Company’s outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Pzena Investment Management, LLC(1)	5,061,547	13.46%
320 Park Avenue, 8th Floor, New York, NY 10022
Blackrock, Inc. and various affiliated entities(2)	4,853,849	12.9%
55 East 52nd Street, New York, NY 10055
Dimensional Fund Advisors LP(3)	2,651,172	7.05%
Building One, 6300 Bee Cave Road, Austin, Texas 78746
FMR LLC, and various affiliated entities(4)	2,634,455	7.004%
245 Summer Street, Boston, MA 02210
The Vanguard Group, Inc. and various affiliated entities(5)	2,339,730	6.22%
100 Vanguard Blvd., Malvern, PA 19355
Wellington Management Group, LLP((6)	2,281,264	6.07%
280 Congress Street, Boston, MA 02210
(1)	This information is based on a Schedule 13G Amendment filed with the SEC on February 1, 2018, reporting the shares of the Company’s Common Stock that Pzena Investment Management, LLC (“Pzena”) may be deemed to beneficially own, as of December 31, 2017, in its capacity as investment adviser. Pzena reported that it may be deemed to have beneficial ownership of 5,061,547 shares. Pzena has sole voting power with respect to 4,576,248 shares and sole dispositive power with respect to 5,061,547 beneficially owned shares. All such shares were reported to be owned of record by individual clients which have the sole right to receive and the power to direct the receipt of dividends or proceeds from the sale of such shares.
(2)	This information is based on a Schedule 13G Amendment filed with the SEC on January 19, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by Blackrock, Inc. Blackrock, Inc. reported that it may be deemed to have beneficial ownership of 4,853,849 shares. Blackrock has sole voting power with respect to 4,736,884 shares and sole dispositive power with respect to 4,853,849 beneficially owned shares.
(3)	This information is based on a Schedule 13G Amendment filed with the SEC on February 9, 2018, reporting the shares of the Company’s Common Stock that Dimensional Fund Advisors LP (“DFA”) may be deemed to beneficially own, as of December 31, 2017, in its capacity as investment adviser or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies trusts and accounts, collectively referred to as the “Funds”). DFA reported that it may be deemed to have beneficial ownership of 2,651,172 shares. DFA has sole voting power with respect to 2,535,909 shares and sole dispositive power with respect to 2,651,172 beneficially owned shares. All such securities were reported to be owned by client Funds. DFA disclaims beneficial ownership of such securities.
(4)	This information is based on a Schedule 13G Amendment filed with the SEC on February 13, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by FMR LLC (“FMR”) in its capacity as investment adviser. FMR reported that it may be deemed to have beneficial ownership of 2,634,455 shares. FMR has sole voting power with respect to 443,930 shares and sole dispositive power with respect to 2,634,455 beneficially owned shares. Fidelity Low-Priced Stock Fund (“Fidelity”) serves as investment advisor of FMR’s various investment funds. As such, Fidelity has beneficial ownership of 2,114,332 shares.
(5)	This information is based on a Schedule 13G Amendment filed with the SEC on February 9, 2018, reporting the shares of the Company’s Common Stock that may be deemed to be beneficially owned, as of December 31, 2017, by The Vanguard Group, Inc. (“Vanguard”). Vanguard reported that it may be deemed to have beneficial ownership of 2,339,730 shares. Vanguard has sole voting power with respect to 40,978 shares, shared voting power with respect to 2,190 shares, sole dispositive power with respect to 2,299,447 shares, and shared dispositive power with respect to 40,283 shares. Vanguard Fiduciary Trust Company (“VFTC”), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 38,093 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Vanguard Investments Australia, Ltd. (“VIA”), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 5,075 shares as a result of its serving as investment manager of Australian investment offerings. VIA directs the voting of these shares.
(6)	This information is based on a Schedule 13G Amendment filed with the SEC on February 8, 2018, reporting the shares of the Company’s Common Stock that Wellington Management Group, LLP (“WMG”) may be deemed to beneficially own, as of December 31, 2017, in its capacity as investment adviser. WMG reported that it may be deemed to have beneficial ownership of 2,281,264 shares. WMG has shared voting power with respect to 1,845,560 shares and shared dispositive power with respect to 2,281,264 beneficially owned shares. All such shares were reported to be owned of record by individual clients which have the sole right to receive and the power to direct the receipt of dividends or proceeds from the sale of such shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Management

To the Company’s knowledge, the following table reflects the beneficial ownership of the Company’s Common Stock as of March 26, 2018 by each Company Director, each named executive officer and all of the Company’s current Directors and executive officers as a group. Unless otherwise indicated, each beneficial owner listed in the table holds sole voting and investment power over the shares listed as beneficially owned by him or her.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)(2)		Percent of Class
Jean S. Blackwell	87,392	(3)	*
Charles K. Crovitz	68,956		*
Roy W. Haley	68,243		*
Dennis J. Martin	15,999		*
Susan J. Riley	32,083	(3)	*
Alexander M. Schmelkin	29,995		*
Stuart A. Taylor, II	33,638		*
Paul S. Williams	21,995		*
Alex D. Zoghlin	49,385		*
Richard D. Phillips	224,005		*
Janet H. Zelenka	105,367		*
Keith J. Dougherty	64,373		*
Harry A. Dochelli	54,787		*
Carole W. Tomko	42,883		*
Robert B. Aiken, Jr.	4,198		*
Earl C. Shanks	0		*
All current Directors and executive officers as a group (18 persons)	998,243		2.7%
*	Represents less than 1%
(1)	In accordance with applicable SEC beneficial ownership rules, includes shares of the Company’s Common Stock that may be acquired within 60 days after March 26, 2018 through the exercise of stock options, as follows: Mr. Phillips, 29,563 shares; Ms. Zelenka, 11,707 shares and all current Directors and executive officers as a group, 56,779 shares.
(2)	In accordance with applicable SEC beneficial ownership rules, includes shares of the Company’s Common Stock that may be acquired within 60 days after March 26, 2018 through the earning/vesting of restricted stock units, as follows: Ms. Blackwell, 36,060 shares; Mr. Crovitz, 23,985 shares; Mr. Haley, 52,185 shares; Mr. Martin, 5,983 shares; Ms. Riley, 17,570 shares; Mr. Schmelkin, 29,995 shares; Mr. Taylor, 33,638 shares; Mr. Williams, 21,995 shares; Mr. Zoghlin, 24,868 shares and all current Directors and executive officers as a group, 246,279 shares.
(3)	Includes shares issuable shortly after the participant’s cessation of service as a Director on a one-for-one basis in satisfaction of fully vested deferred stock units credited under the Directors’ Deferred Compensation Plan, as follows: Ms. Blackwell, 33,596 shares; and Ms. Riley, 2,779 shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Section 16 officers and persons who own more than 10% of the Company’s Common Stock to file with the SEC reports of holdings and transactions in the Company’s Common Stock. Based on its review of such reports furnished to the Company and on written representations from the Company’s Directors and Section 16 officers, there was one late filing in 2017. Due to an administrative error, the grant date of an equity award made to Keith Dougherty, the Company’s Senior Vice President, Merchandising, Inventory and Pricing, was miscommunicated, resulting in one late Form 4 filing.

REPORT OF THE AUDIT COMMITTEE

Report of the Audit Committee

The Audit Committee

The Audit Committee of the Company’s Board of Directors consists of the four non-employee Directors named below. Each member of the Audit Committee is independent, as defined by the Nasdaq Market Place Rules and Rule 10A-3 of the Exchange Act. No member of the Audit Committee received any compensation from the Company during 2017 other than for services as a member of the Board or one or more of its Committees.

The Board of Directors has determined that all Audit Committee members are financially literate and have financial sophistication in accordance with the Nasdaq Marketplace Rules, and that Jean S. Blackwell, Roy W. Haley, Dennis J. Martin and Susan J. Riley each qualify as an “audit committee financial expert” within the meaning of applicable SEC regulations.

Audit Committee Charter and Responsibilities

The Audit Committee operates under and regularly reviews a written charter originally adopted by the Board of Directors in February 2000, and amended as of December 12, 2017. The Audit Committee charter is available at essendant.com/proxymaterials.

The Audit Committee assists the Company’s Board of Directors in fulfilling its responsibilities for oversight of: (1) the integrity of the Company’s financial statements and its financial reporting and disclosure practices; (2) the soundness of the Company’s internal control systems; (3) assessment of the independence, qualifications and performance of the Company’s independent registered public accounting firm; (4) performance of the internal audit function; (5) the Company’s legal, regulatory and ethical compliance programs; and (6) the Company’s enterprise risk management processes. The Audit Committee monitors the Company’s compliance with legal and regulatory requirements that could have a material effect upon the financial position of the Company. The Committee also maintains procedures for the receipt, retention, and treatment of complaints regarding accounting or internal controls and the confidential anonymous submission by Company employees of concerns regarding accounting, internal control, or ethical matters. The Committee provides an open avenue for communication among the internal auditors, the outside auditors, management, and the Board of Directors. The Company’s management has primary responsibility for preparing the Company’s financial statements and for establishing and maintaining its financial reporting processes and internal controls. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and expressing an opinion on the conformity of such financial statements with U.S. generally accepted accounting principles. In addition, the Company’s independent registered public accounting firm is responsible for auditing and expressing an opinion on the effectiveness of the Company’s internal control over financial reporting as well as management’s assessment of the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the PCAOB.

The Audit Committee has the sole authority to select, appoint, and, if appropriate, terminate the engagement of the independent registered public accounting firm. The Audit Committee also reviews the accounting firm’s fees. As described under “Proposal 2: Ratification of the Selection of Independent Registered Public Accounting Firm—Audit Committee Pre-Approval Policy” the Audit Committee maintains guidelines requiring review and pre-approval by the Audit Committee of all audit and

REPORT OF THE AUDIT COMMITTEE

permitted non-audit services performed for the Company by its independent registered public accounting firm.

Additionally, the Audit Committee monitors the effectiveness of the relationship among the external auditors, internal auditors, management, and the Audit Committee.

Audit Committee Report

In this context, the Audit Committee reports as follows with respect to the Company’s audited financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2017.

The Audit Committee has reviewed and discussed the Company’s audited financial statements, management’s assessment of the effectiveness of the Company’s internal control over financial reporting, the independent registered public accounting firm’s evaluation of the Company’s internal control over financial reporting, and the related reports of the independent registered public accounting firm with the Company’s management, its chief internal auditor, and its independent registered public accounting firm, with and without management present.

The Audit Committee has discussed with the independent registered public accounting firm matters relating to the independent registered public accounting firm’s judgment about the quality, as well as the acceptability, of the Company’s accounting principles as applied in its financial reporting, the reasonableness of significant judgments, and the clarity of financial statement disclosures, as required to be discussed by the PCAOB.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the PCAOB regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence.

The Audit Committee has reviewed with the independent registered public accounting firm and the Company’s internal auditors their respective audit plans, audit scope, and identification of audit risks. It has discussed the internal audit function’s organization, responsibilities, and activities with the Company’s management, its internal auditors, and the independent registered public accounting firm. The Audit Committee periodically met with both the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their respective evaluations of the Company’s internal controls and the overall quality of the Company’s financial reporting. It also met periodically to discuss such matters in executive session.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board subsequently approved the recommendation) that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for filing with the SEC.

Members of the Audit Committee:

Susan J. Riley, Chair

Jean S. Blackwell

Roy Haley

Dennis J. Martin

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions

No relationships and/or related party transactions have been identified for disclosure. See “Board Independence” above for information on the Company’s transactions with Taylor Made Business Solutions, which transactions were exempt under the Company’s related person transaction approval policy.

Related Person Transaction Approval Policy

In February 2016, our Board of Directors amended the Related Party Transaction Approval Policy, originally adopted in March 2008, which sets forth the Company’s policies and procedures for the review, approval, or ratification of any transaction required to be reported in the Company’s filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement, or relationship or any series of similar transactions, arrangements, or relationships in which the Company (including any subsidiaries) is or will be a participant and in which a related person (as defined in Item 404 of Regulation S-K and Accounting Standards Codification (ASC) 850) has a direct or indirect interest, but exempts the following:

•	payment of compensation by the Company to a related person for the related person’s service to the Company as a Director, officer or employee;
•	transactions available to all employees or all stockholders of the Company on the same terms;
•	transactions which, when aggregated with the amount of all other transactions between the Company and a related person (or any entity in which the related person has an interest), involve less than $120,000 in a fiscal year; and
•	transactions in the ordinary course of business at the same prices and on the same terms as are made available to customers of the Company generally.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction. If such a transaction is not identified until after it has commenced, it must then be brought to the Audit Committee, which will consider all options, including approval, ratification, amendment, denial, termination, or, if the transaction is completed, rescission. The Audit Committee will analyze the following factors, in addition to any other factors the Committee deems appropriate, in determining whether to approve or ratify a related person transaction:

•	whether the terms are fair to the Company;
•	whether the transaction is material to the Company;
•	the role the related person has played in arranging the related person transaction;
•	the structure of the related person transaction; and
•	the interests of all related persons in the related person transaction.

The Audit Committee may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon the Company and the related person taking any actions that the Audit Committee deems appropriate. The Audit Committee has delegated to its chairperson authority to approve or take any other action with respect to a related person transaction that the Committee itself would be authorized to take pursuant to this policy.

PROPOSAL 2: RATIFICATION OF SELECTION OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Proposal 2: Ratification of Selection of the Company’s Independent

Registered Public Accounting Firm

General

The Company has selected Ernst & Young LLP (“E&Y”) as the Company’s independent registered public accounting firm for 2018, as it has done since 1995. Although action by the stockholders in this matter is not required, the Audit Committee believes that it is appropriate to seek stockholder ratification of this appointment in light of the critical role played by the independent registered public accounting firm in maintaining the integrity of Company financial controls and reporting. Representatives of E&Y are expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement, should they choose to do so.

The following proposal will be presented for action at the Annual Meeting by direction of the Board of Directors:

RESOLVED, that action by the Audit Committee appointing Ernst & Young LLP as the Company’s independent registered public accounting firm to conduct the annual audit of the financial statements of the Company and its subsidiaries for the fiscal year ending December 31, 2018 is hereby ratified, confirmed, and approved.

THE COMPANY’S BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Fee Information

General. The following table presents information with respect to fees incurred for the indicated professional services rendered by E&Y during each of the last two years (dollars in thousands).

Type of Fees	2017	2016
Audit Fees	$1,882	$1,585
Audit-Related Fees	—	—
Tax Fees	88	134
All Other Fees	—	—
Total	$1,970	$1,719

Audit Fees. “Audit Fees” included fees for professional services rendered for the 2017 and 2016 audits of the consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K, reviews of the quarterly condensed consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q, statutory audits, regulatory filings, and accounting consultations on matters related to the annual audits or interim reviews. Audit fees for 2017 and 2016 also included the audit of management’s report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 and 2016, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees. “Audit-Related Fees” are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.

                         PROPOSAL 2: RATIFICATION OF SELECTION OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tax Fees. “Tax Fees” are fees for professional services performed by E&Y with respect to tax compliance, tax advice, and tax planning.

All Other Fees. “All Other Fees” are fees for any services not included in the first three categories.

Audit Committee Pre-Approval Policy

Under applicable SEC rules, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent registered public accounting firm, subject to certain de minimis exceptions and prohibitions against the provision of certain types of non-audit services. The Audit Committee pre-approved all services and fees described above. These SEC rules are designed to assure that the provision of services by the independent registered public accounting firm does not impair its independence from the Company.

Consistent with applicable SEC rules, the Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”). The Pre-Approval Policy sets forth the procedures and conditions pursuant to which the Audit Committee may pre-approve audit and permissible non-audit services proposed to be performed by the independent registered public accounting firm.

Pursuant to the Pre-Approval Policy, the Audit Committee will consider annually and, if appropriate, approve the provision of all audit services to the Company by the independent registered public accounting firm. Any changes to any previously approved audit services, terms, or fees require the further specific pre-approval of the Audit Committee.

Under the Pre-Approval Policy, the Audit Committee also will consider and, if appropriate, pre-approve the provision by the independent registered public accounting firm of permitted audit-related, tax, or other non-audit services. The term of any such pre-approval is twelve months from the date of pre-approval, unless the Audit Committee provides for a different period or earlier terminates such services. Any such pre-approval will be subject to a dollar limit specified by the Audit Committee. The Audit Committee periodically reviews, and from time-to-time may revise, the list of general pre-approved services. Any proposed new services, and any previously approved services anticipated to exceed the respective fee limits previously established for such services, must be separately approved.

The Pre-Approval Policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority for permitted non-audit services. The member to whom such authority is delegated must report any pre-approval decisions, for informational purposes, to the Audit Committee at its next regularly scheduled meeting.

The Company’s Vice President, Controller, and Chief Accounting Officer monitors the performance of all services provided by the independent registered public accounting firm for compliance with the Pre-Approval Policy. The Audit Committee periodically reviews reports summarizing all services and related fees and expenses being provided to the Company by the independent registered public accounting firm.

PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Proposal 3—Advisory Vote on Executive Compensation

We are submitting to stockholders a vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC’s rules.

As described in detail under the heading “Executive Compensation—Compensation Discussion and Analysis,” our executive compensation programs are designed to attract, motivate, and retain our named executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term, strategic, and corporate goals and the realization of increased stockholder value. Please read the “Compensation Discussion and Analysis” for additional details about our executive compensation programs, including information about the fiscal year 2017 compensation of our named executive officers.

The Human Resources Committee regularly reviews the compensation programs for our named executive officers to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders’ interests and current market practices. Please read the “Executive Summary” under “Compensation Discussion and Analysis” for information on changes made to our executive compensation practices during 2017.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a “say-on-pay” proposal, gives our stockholders the opportunity to express their views on our named executive officers’ compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. This vote will occur annually with the next vote to occur at the next annual meeting.

Accordingly, we recommend that our stockholders vote “FOR” the following resolution at the Annual Meeting:

RESOLVED, that the stockholders approve the compensation of the Company’s executives as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure presented in this Proxy Statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Human Resources Committee, or our Board of Directors. Our Board of Directors and our Human Resources Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders’ concerns and the Human Resources Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF OUR HUMAN RESOURCES COMMITTEE, UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

                         STOCKHOLDER PROPOSALS

Stockholder Proposals

Deadline for Inclusion in Proxy Statement

Any proposal that a stockholder wants the Company to consider including in its Proxy Statement and form of proxy relating to the Company’s 2019 Annual Meeting of Stockholders must be received by the Secretary of the Company, c/o Essendant Inc., One Parkway North Boulevard, Deerfield, Illinois 60015, not later than December 14, 2018 and must otherwise satisfy the requirements of applicable SEC rules.

Deadline for Notice of Other Stockholder Proposals/Director Nominations

Any stockholder proposal that the stockholder does not want the Company to consider including in its proxy statement for an annual meeting of stockholders, but does intend to introduce at the meeting, as well as any proposed stockholder nomination for the election of directors at an annual meeting, must comply with the advance notice procedures set forth in the Company’s current Restated Certificate of Incorporation and the Company’s Bylaws in order to be properly brought before that annual meeting. To comply with those procedures, a director nomination can be submitted only by a stockholder entitled to vote in the election of directors generally and written notice of such a stockholder’s intent to make such nomination at the Company’s 2019 Annual Meeting must be given to the Company’s Secretary at the address in the preceding paragraph not later than February 23, 2019. Our Restated Certificate of Incorporation also includes advance notice requirements applicable to special meetings of stockholders. Any other stockholder proposals must be submitted in writing to the Secretary of the Company at the address given in the prior paragraph not later than the close of business on the tenth day after notice of the Company’s 2019 Annual Meeting of Stockholders is first given to stockholders.

In addition to these timing requirements, the Company’s current Restated Certificate of Incorporation and Bylaws also prescribe informational content requirements for director nominations and other proposals by stockholders. Any notice of a director nomination or other proposal generally must set forth, among other things, a brief description of the matter proposed to be brought before the annual meeting, information about the nominee, the name and address of the stockholder making the proposal, the number of shares beneficially owned by the stockholder, and any material interest of the stockholder in such proposed matter.

HOUSEHOLDING

Householding

We have adopted a procedure approved by the SEC called “householding,” by which certain stockholders who have the same address and last name receive only one copy of our annual report and proxy statement, unless one or more of these stockholders notifies us that they would like to continue to receive individual copies. Householding reduces both the environmental impact of our annual meetings and our mailing and printing expenses.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or annual report, or if you are receiving multiple copies of either document and wish to receive only one, please contact us in writing or by telephone at Essendant Inc., Attention: Corrine Kassitas by telephone at 847-627-2774 or in writing at One Parkway North Boulevard, Deerfield, Illinois 60015-2559. We will deliver promptly upon written or oral request a separate copy of our annual report and/or proxy statement to a stockholder at a shared address to which a single copy of either document was delivered.

OTHER BUSINESS

Other Business

The Company does not know of any other matters to be presented or acted upon by stockholders at the Annual Meeting. If any matter is presented at the meeting on which a vote may properly be taken, the persons named as proxies in the proxy card will vote the shares they represent in accordance with their judgment as to the best interests of the Company.

Your vote is important. Please vote your shares as instructed in the Notice of Internet Availability.

By Order of the Board of Directors,
Brendan J. McKeough
Secretary

                         APPENDIX A

Appendix A

Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted EBITDA and Free Cash Flow (the “Non-GAAP table”)

The Non-GAAP table below presents Adjusted Net Income, Adjusted Diluted Earnings per Share, Adjusted EBITDA and Free Cash Flow for the twelve months ended December 31, 2017, and 2016. These non-GAAP measures exclude certain non-recurring items and exclude other items that do not reflect the Company’s ongoing operations and are included to provide investors with useful information about the financial performance of the business. The presented non-GAAP financial measures should not be considered in isolation or as substitutes for the comparable GAAP financial measures. The non-GAAP financial measures do not reflect all of the amounts associated with the results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate the results of operations in conjunction with the corresponding GAAP financial measures.

In order to calculate the non-GAAP measures, management excludes the following items to the extent they occur in the reporting period, to facilitate the comparison of current and prior year results and ongoing operations, as management believes these items do not reflect the underlying cost structure of the business. These items can vary significantly in amount and frequency.

•	Restructuring charges. Workforce reduction and facility closure charges such as employee termination costs, facility closure and consolidation costs, and other costs directly associated with shifting business strategies or business conditions that are part of a restructuring program.

Restructuring actions were taken in 2015 and had an impact in 2016.

•	Gain or loss on sale of assets or businesses. Sales of assets, such as buildings or equipment, and businesses can cause gains or losses. These transactions occur as the Company is repositioning its business and reviewing its cost structure.

The Company recognized a gain on the sale of its City of Industry facility in 2016.

•	Severance costs for operating leadership. Employee termination costs related to members of the Company’s operating leadership team are excluded as they are based upon individual agreements.

In 2016, the Company recorded a charge related to the severance of two operating leaders which were not part of a restructuring program.

•	Asset impairments. Changes in strategy or macroeconomic events may cause asset impairments.

During 2017, the Company recorded goodwill impairments which resulted from declines in sales, earnings and market capitalization.

•	Other actions. Actions, which may be non-recurring events, that result from the changing strategies and needs of the Company and do not reflect the underlying expense of the on-going business.

In 2017, other actions include transformational expenses, a litigation charge, the one-time impact due to the December 2017 passage of tax reform and a gain reflecting receipt of payment on notes receivable impaired in 2015. In 2016, other actions included settlement charges related to a defined benefit plan settlement, litigation charges, the tax impact of dividends from a foreign subsidiary and reserves related to prior year uncertain tax positions.

APPENDIX A

Adjusted net income and adjusted diluted earnings per share. Adjusted net income and adjusted diluted earnings per share provide a more comparable view of the Company’s underlying performance and trends than the comparable GAAP measures. Net income and diluted earnings per share are adjusted for the effect of items described above that do not reflect the ordinary earnings of operations.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). Adjusted EBITDA is helpful in evaluating the Company’s operating performance and is used by management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting. Net income is adjusted for the effect of interest, taxes, depreciation and amortization and stock-based compensation expense. Management believes that adjusted EBITDA is also commonly used by investors to evaluate operating performance between competitors because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Free cash flow. Free cash flow is useful to management and investors as it is a measure of the Company’s liquidity. It provides a more complete understanding of factors and trends affecting cash flows than the comparable GAAP measure. Net cash provided by (used in) operating activities and net cash provided by (used in) investing activities are aggregated and adjusted to exclude acquisitions, net of cash acquired, and divestitures.

                         APPENDIX A

	For the Years Ended December 31,
	2017	2016
	(in thousands)
Net (loss) income	$(266,981)	$63,852
Operating expense adjustments
Impairment of goodwill	285,166	–
Transformational expenses	19,745	–
Litigation reserve	9,000	4,000
Recovery of notes receivable	(300)	–
Gain on sale of City of Industry facility	–	(20,541)
Settlement charge related to the defined benefit plan	–	12,510
Severance costs for operating leadership	–	1,245
Restructuring charges	–	(956)
Non-GAAP tax provision on adjustments
Impairment of goodwill	(13,356)	–
Transformational expenses	(7,655)	–
Litigation reserve	(3,488)	(1,508)
Tax reform adjustment	2,545	–
Recovery of notes receivable	118	–
Gain on sale of City of Industry facility	–	1,138
Settlement charge related to the defined benefit plan	–	(4,705)
Dividend from foreign entity	–	1,666
Severance costs for operating leadership	–	(469)
State income tax reserve adjustment	–	417
Restructuring charges	–	357
Adjusted net income	$24,794	$57,006

Diluted (loss) earnings per share(1)	$(7.23)	$1.73
Per share gross profit and operating expense adjustments noted above	8.49	(0.10)
Non-GAAP tax provision on adjustments	(0.59)	(0.09)
Adjusted diluted net income per share	$0.67	$1.54

Net (loss) income	$(266,981)	$63,852
Income tax (benefit) expense	(2,029)	30,803
Interest expense, net	25,618	22,871
Depreciation and amortization	43,302	45,527
Equity compensation expense	7,295	10,202
Gross profit and operating expense adjustments noted above	313,611	(3,742)
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)	$120,816	$169,513

Net cash provided by operating activities	$185,543	$130,942
Less: Net cash used in investing activities	(38,455)	(3,769)
Free cash flow	$147,088	$127,173
(1)	Diluted earnings per share for 2017 under GAAP reflect an adjustment to the basic earnings per share due to the net loss. The diluted earnings per share shown here does not reflect this adjustment.

ANNEX D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 0-10653

ESSENDANT INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3141189
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Parkway North Boulevard

Suite 100

Deerfield, Illinois 60015-2559

(847) 627-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 and Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

On April 20, 2018, the registrant had outstanding 37,656,113 shares of common stock, par value $0.10 per share.

ESSENDANT INC.

FORM 10-Q

For the Quarterly Period Ended March 31, 2018

PART I — FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS.

ESSENDANT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	(Unaudited)	(Audited)
	As of March 31, 2018	As of December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$30,967	$28,802
Accounts receivable, less allowance for doubtful accounts of $17,120 in 2018 and $17,102 in 2017	641,637	619,200
Inventories	704,313	821,683
Other current assets	69,523	43,044

Total current assets	1,446,440	1,512,729
Property, plant and equipment, net	129,291	132,793
Intangible assets, net	70,866	73,441
Goodwill	13,128	13,153
Other long-term assets	52,334	42,134

Total assets	$1,712,059	$1,774,250

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$469,981	$500,883
Accrued liabilities	185,577	189,916
Current maturities of long-term debt	6,077	6,079

Total current liabilities	661,635	696,878
Deferred income taxes	1,172	1,192
Long-term debt	530,350	492,044
Other long-term liabilities	77,551	89,222

Total liabilities	1,270,708	1,279,336
Stockholders’ equity:
Common stock, $0.10 par value; authorized — 100,000,000 shares, issued — 74,435,628 shares in 2018 and 2017	7,444	7,444
Additional paid-in capital	414,055	412,987
Treasury stock, at cost — 36,775,019 shares in 2018 and 36,811,366 shares in 2017	(1,092,979)	(1,093,813)
Retained earnings	1,162,237	1,219,309
Accumulated other comprehensive loss	(49,406)	(51,013)

Total stockholders’ equity	441,351	494,914

Total liabilities and stockholders’ equity	$1,712,059	$1,774,250

See notes to condensed consolidated financial statements.

ESSENDANT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(in thousands, except per share data)

(Unaudited)

	For the Three Months Ended
	March 31,
	2018	2017* Revised
Net sales	$1,240,155	$1,269,383
Cost of goods sold	1,118,979	1,083,715

Gross profit	121,176	185,668
Operating expenses:
Warehousing, marketing and administrative expenses	165,544	172,298
Restructuring charges	14,061	—
Impairment of goodwill	—	198,828

Operating loss	(58,429)	(185,458)
Interest and other expense, net	8,222	7,463

Loss before income taxes	(66,651)	(192,921)
Income tax benefit	(15,211)	(4,328)

Net loss	$(51,440)	$(188,593)

Net loss per share — basic:	$(1.40)	$(5.15)

Average number of common shares outstanding — basic	36,865	36,644
Net loss per share — diluted:	$(1.40)	$(5.15)

Average number of common shares outstanding — diluted	36,865	36,644
Dividends declared per share	$0.14	$0.14

*	Revised in the first quarter of 2018 for the impact of the adoption of a new pension accounting pronouncement (see Note 9 — “Pension and Post-Retirement Benefit Plans”) for further detail.

See notes to condensed consolidated financial statements.

ESSENDANT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

(Unaudited)

	For the Three Months Ended
	March 31,
	2018	2017
Net loss	$(51,440)	$(188,593)
Other comprehensive (loss) income, net of tax
Translation adjustments	(928)	385
Minimum pension liability adjustments	1,044	704
Cash flow hedge adjustments	1,491	68

Total other comprehensive income, net of tax	1,607	1,157

Comprehensive loss	$(49,833)	$(187,436)

See notes to condensed consolidated financial statements.

ESSENDANT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Three Months Ended
	March 31,
	2018	2017
Cash Flows From Operating Activities:
Net loss	$(51,440)	$(188,593)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	10,798	10,965
Share-based compensation	2,030	2,468
Gain on the disposition of property, plant and equipment	(234)	(319)
Amortization of capitalized financing costs	366	437
Deferred income taxes	(5,093)	4,280
Change in contingent consideration	(700)	—
Impairment of goodwill	—	198,828
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(22,766)	(1,544)
Decrease in inventory	117,257	50,531
Increase in other assets	(30,472)	(9,915)
(Decrease) increase in accounts payable	(30,979)	3,238
Decrease in accrued liabilities	(45)	(15,828)
Decrease in other liabilities	(10,147)	(1,523)

Net cash (used in) provided by operating activities	(21,425)	53,025
Cash Flows From Investing Activities:
Capital expenditures	(7,838)	(8,312)
Proceeds from the disposition of property, plant and equipment	46	—

Net cash used in investing activities	(7,792)	(8,312)
Cash Flows From Financing Activities:
Net borrowing under revolving credit facility	39,422	90,112
Borrowings under Term Loan	—	77,600
Repayments under Term Loan	(1,518)	—
Contingent consideration	(967)	—
Net repayments under Securitization Program	—	(200,000)
Net disbursements from share-based compensation arrangements	(168)	(310)
Payment of cash dividends	(5,209)	(5,167)
Payment of debt issuance costs	—	(5,678)

Net cash provided by (used in) financing activities	31,560	(43,443)
Effect of exchange rate changes on cash and cash equivalents	(178)	36

Net change in cash and cash equivalents	2,165	1,306
Cash and cash equivalents, beginning of period	28,802	21,329

Cash and cash equivalents, end of period	$30,967	$22,635

Other Cash Flow Information:
Income tax payments, net	$192	$11,555
Interest paid	8,470	7,658

See notes to condensed consolidated financial statements.

ESSENDANT INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Basis of Presentation

The accompanying Condensed Consolidated Financial Statements represent Essendant Inc. (“ESND”) with its wholly owned subsidiary Essendant Co. (“ECO”), and ECO’s subsidiaries (collectively, “Essendant” or the “Company”). The Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of ESND and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company operates in a single reportable segment as a leading national distributor of workplace items.

The accompanying Condensed Consolidated Financial Statements are unaudited. The Condensed Consolidated Balance Sheet as of December 31, 2017, was derived from the December 31, 2017 audited financial statements. The Condensed Consolidated Financial Statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements, prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations. Accordingly, the reader of this Quarterly Report on Form 10-Q should refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) for further information.

In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of Essendant at March 31, 2018 and the results of operations for the three months ended March 31, 2018 and 2017, and cash flows for the three months ended March 31, 2018 and 2017. The results of operations for the three months ended March 31, 2018 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year.

Pending Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), that requires lessees to recognize right-of-use assets and lease liabilities for all leases other than those that meet the definition of short-term leases. For short-term leases, lessees may elect an accounting policy by class of underlying asset under which these assets and liabilities are not recognized and lease payments are generally recognized over the lease term on a straight-line basis. This standard will be effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and disclosures, but expects the impact to the Company’s consolidated balance sheet to be significant. The Company is in the process of analyzing existing leases and processes to support additional disclosures under the standard.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This update provides guidance concerning the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and expands the ability to apply hedge accounting to financial and nonfinancial risk components. Additionally, the standard eliminates the need to separately measure and report hedge ineffectiveness and generally requires the entire change in fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The amendments in the standard are effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The standard addresses the “stranded” tax effects resulting from the 2017 Tax Act in accumulated other comprehensive income. The effect of changes in tax laws or rates included in income from continuing operations are unaffected. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. Disclosures are required in the period of adoption. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. This standard replaces the incurred loss methodology previously employed to measure credit losses for most financial assets and requires the use of a forward-looking expected loss model. Current accounting delays the recognition of credit losses until it is probable a loss has been incurred, while the update will require financial assets to be measured at amortized costs less a reserve and equal to the net amount expected to be collected. This standard will be effective for annual periods beginning after December 15, 2019, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements

Inventory

Approximately 98.2% and 98.0% of total inventory as of March 31, 2018 and December 31, 2017, respectively, has been valued under the Last-In-First-Out (“LIFO”) method. An actual valuation of inventory under the LIFO method can be made only at the end of each fiscal year based on the inventory levels and costs at that time. Interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs, and are subject to the final year-end LIFO inventory valuation. Inventory valued under the LIFO accounting method is recorded at the lower of cost or market. If the Company had valued its entire inventory under the lower of First-In-First-Out (“FIFO”) cost or market, inventory values would have been $167.3 million and $159.3 million higher than reported as of March 31, 2018, and December 31, 2017, respectively.

For the three months ended March 31, 2018, LIFO liquidations resulted in LIFO income of $2.5 million, which was more than offset by LIFO expense of $10.5 million related to current inflation, for an overall net increase in cost of sales of $8.0 million. LIFO liquidations occur when there are decrements of LIFO inventory quantities carried at lower costs in prior years as compared with the cost of current year purchases.

2.	Revenue Recognition

On January 1, 2018, the Company adopted Topic 606 applying the modified retrospective transition method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after December 31, 2017 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Company recorded a net reduction to beginning retained earnings of $0.4 million as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impact to revenues for the three months ended March 31, 2018 was immaterial as a result of adopting Topic 606.

Nature of Goods and Services

The following is a description of principal activities from which the Company generates its revenue. Revenues are recognized when control of the promised goods are transferred to or services are performed for customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

Merchandise Sales

The Company principally generates revenue from selling workplace products to reseller customers under a contract or by purchase order. The Company’s product offerings may be divided into the following primary categories: (1) janitorial, foodservice and breakroom supplies, including janitorial and sanitation supplies, breakroom items, foodservice consumables, safety and security items and paper and packaging supplies; (2) technology products, including computer accessories and computer hardware items such as printers and other peripherals, imaging supplies and data storage; (3) traditional office products, including writing instruments, business machines, filing and record storage products, presentation products, shipping and mailing supplies, calendars and general office accessories; (4) industrial supplies, including various industrial MRO (maintenance, repair and operations) items, hand and power tools, safety and security supplies, janitorial equipment, oilfield and welding supplies; (5) cut sheet paper products, including copy paper with a wide assortment of styles and types; (6) automotive products, including a broad portfolio of automotive aftermarket tools and equipment; and (7) office furniture, including desks, filing and storage solutions, seating and systems furniture, along with a variety of specialized products for niche markets such as education, government, healthcare and professional services.

Control of goods usually transfers to the customer when those goods are shipped. For certain customers, control of goods transfers when those goods are delivered. Merchandise sales are billed daily or monthly. The amount of revenue recognized for merchandise sales is adjusted for expected returns, which are estimated based on historical product return trends and the gross margin associated with those returns; cash discounts, which are estimated based on customer purchases and discount terms and historical payments; and rebates, which are estimated based on sales volume to customers and customer rebate terms. The Company presents this revenue in net sales.

Other Revenues

The remainder of the Company’s consolidated net sales were generated by advertising, fulfillment and other services. Advertising revenue is generated from the sale of catalogs and other advertising materials to customers over time. The Company also offers fulfillment services including fulfillment of product orders on behalf of the customer and call center support. The Company acts as an agent of the customer and therefore recognizes revenue on a net basis. The Company presents other revenues in net sales.

Contracts with Customers

Disaggregation of Revenues

In accordance with authoritative Generally Accepted Accounting Principles (“GAAP”), the following table disaggregates revenue from contracts with customers into product categories. The Company has determined that disaggregating revenue into these categories provides appropriate disclosure and achieves associated objectives to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company generated 98% of net sales from its operations in the United States in the three months ended March 31, 2018 and 2017. As noted in the Company’s 2017 Form 10-K the Company has one reportable segment.

The disaggregated revenue for the three months ended March 31, 2018, and 2017 are as follows (in thousands):

	Three months ended March 31,
	2018	2017
Product categories:
Janitorial, foodservice and breakroom supplies (JanSan products)	$328,226	$345,408
Technology products	314,704	317,198
Traditional office products	178,976	198,078
Industrial supplies	155,575	147,197
Cut sheet paper products	119,547	106,148
Automotive products	80,992	78,806
Office furniture	58,826	72,091
Other revenues	3,309	4,457

Total revenue	$1,240,155	$1,269,383

Cost of sales for the three months ended March 31, 2018 and 2017 totaled $1.1 billion, respectively.

Accounts Receivable and Customer Rebates

The Company enters into contracts to sell goods to resellers with credit terms that vary based on the risk of the customer, the volume of transactions and the nature of contractual terms. These credit terms may allow the customer to make payment in arrears, which are adjusted for significant financing components when recorded as an account receivable. The Company also provides certain contract rebates, upfront marketing arrangements, acquisition assistance and other rebates which are intended to incentivize customers to engage in long-term purchase arrangements with the Company. These are either prepaid at contract inception and amortized over the term of the contract or accrued over the contract term. Prepaid customer rebates are included as a component of either “Other current assets” or “Other assets” in the Condensed Consolidated Balance Sheets, while accrued customer rebates are included as a component of “Accrued liabilities” in the Condensed Consolidated Balance Sheets, refer to Note 11 — “Other Assets and Liabilities.”

Prepaid customer rebates at March 31, 2018 consisted of amounts to be amortized as a reduction of revenues in the future as follows:

Year
2018	$22,522
2019	12,537
2020	8,964
2021	6,562
2022	4,597
Thereafter	6,529

Total prepaid customer rebates	$61,711

Transaction Price Allocated to Remaining Performance Obligations

As of March 31, 2018, no revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. This disclosure does not include revenue related to performance obligations that are part of a contract whose original expected duration is one year or less.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in its contracts and identifies each distinct performance obligations. To identify the performance obligations, the Company considers all goods or services promised regardless of whether they are explicitly stated or implied within the contract or by standard business practices. The Company determined that net merchandise sales to resellers and end-consumers represent performance obligations. This includes the packing and shipping of product through either delivery to the reseller or direct delivery to the end-consumer.

Shipping and handling activities performed before the customer obtains control of the goods are not considered promised services under customer contracts and therefore are not distinct performance obligations. The Company has chosen to make an accounting policy election to account for shipping and handling activities that occur after the customer obtains control of the goods as a fulfillment activity, and therefore accrues the expense of shipping and handling in cost of goods sold when merchandise is shipped. Shipping and handling costs billed to customers are part of the contract consideration and recognized at the time control of the promised goods has transferred to the customer. Control of goods generally transfers to the customer when those goods are shipped (FOB-shipping point).

When Performance Obligations Are Satisfied

For performance obligations related to sales, revenue is recognized when control is transferred. Determining when control transfers requires judgments that affect the timing of revenue recognized. Generally, revenue is recognized at a point in time when shipment occurs from the Company’s warehousing facilities. At this time, the customer is able to direct the use of the product and obtains substantially all of the benefits and risks from the product or service. The Company has a present right to payment at that time, the customer has legal title to the product, and the Company has transferred physical possession.

Significant Payment Terms

Payment terms for net merchandise sales, fulfillment and other services are dependent on the agreed upon contractual repayment terms of the customer. Typically, these vary dependent on the size of the customer and its risk profile to the Company. Some customers receive discounts based on the contractual terms wherein early payment reduces the net payment amount. Conversely, for some customers the Company provides enhanced payment terms which can extend up to and in excess of one year from invoicing. In some instances, these enhanced terms represent a significant financing component with an assumption of implicit interest. These amounts were immaterial in the period of adoption.

Given the Company’s reliance on customer rebates and discounts of the selling price of net sales, the Company notes that many of the contracts contain variable consideration payable to the customer that is recognized when the underlying revenue associated with the rebate and discount is recognized. Customer rebates and discounts include volume components, growth components, conversions, promotions, discount programs, and other programs. Estimates for customer rebates and discounts are based on both historical and estimated sales volume and other drivers as dictated by the contract. Changes in estimates of sales volume, product mix, customer mix or sales patterns, or actual results that vary from such estimates may impact future results.

Returns and Refunds

In the normal course of business, the Company accepts product returns based on certain contractual terms, typically for product expiration dating or damage. The Company estimates reserves for returns and the related refunds to customers based on historical experience of similar products and customers, as applicable. Reserves for returned merchandise are included as a component of “Other current assets” in the Condensed Consolidated Balance Sheets, while refund liabilities are included as a component of “Accrued liabilities.”

Practical Expedient Usage and Accounting Policy Elections

The Company has determined to utilize the modified retrospective approach which requires cumulative effect adjustment to the opening balance of retained earnings in the current year. This opening adjustment is determined based on the impact of the new revenue standard’s application on contracts that were not completed as of January 1, 2018, the date of initial application of the standard. This election had an immaterial impact on the Company’s financial statements.

The Company applies the practical expedient in Accounting Standard Codification (“ASC”) 606-10-65-1(f)(4) and does not retrospectively restate contracts for contract modifications that occurred before the beginning of the earliest reporting period presented. Instead, the Company has aggregated the effect of all modifications that occurred before the earliest reporting period presented. The effect of applying this practical expedient was immaterial.

For the Company’s contracts that have an original duration of one year or less, the Company uses the practical expedient in ASC 606-10-32-18 applicable to such contracts and does not consider the time value of money in relation to significant financing components. The effect of applying this practical expedient was immaterial.

Per ASC 606-10-25-18B, the Company has elected to account for shipping and handling activities that occur after the customer has obtained control as a fulfillment activity instead of a performance obligation. Furthermore, shipping and handling activities performed before transfer of control of the product also do not constitute a separate and distinct performance obligation.

The Company has elected to exclude from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

The Company applies the practical expedient in ASC 606-10-50-14 and is not required to determine the amount of the transaction price allocated to the remaining performance obligations that have original expected durations of one year or less. The effect of applying this practical expedient was immaterial as the Company has no remaining performance obligations associated with merchandise sales as of December 31, 2017.

Applying the practical expedient in ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period would have been one year or less. These costs are included in “Warehouse, marketing and administrative expenses.” The effect of applying this practical expedient was immaterial.

3. Share-Based Compensation

During the three months ended March 31, 2018, the Company granted 107,296 shares of restricted stock, no RSUs and 634,778 performance-based units, compared to 43,385 shares of restricted stock and 221,297 RSUs in the same period of 2017. No performance-based units were granted in the three months ended March 31, 2017.

4.	Severance and Restructuring Charges

In 2015, the Company commenced two restructuring actions that included workforce reductions, facility closures and actions to reduce costs through management delayering in order to achieve broader functional alignment of the organization (“2015 restructuring action”). The charges associated with this action were included in “Warehousing, marketing and administrative expenses.” This action was substantially completed in 2016.

In the first quarter of 2018, the Company launched a restructuring program (“2018 restructuring action”) that will span to mid-2020. It includes facility consolidations totaling an anticipated $23 million to $28 million and workforce reductions totaling an anticipated $7 million to $12 million, or in aggregate an estimated cash cost of $30 million to $40 million over the restructuring period. These amounts will be included in restructuring charges in the Condensed Consolidated Statement of Operations.

Product assortment refinement charges have also been incurred and are reflected as additional cost of goods sold in the quarter ended March 31, 2018.

The expenses, cash flows, and liabilities associated with the 2015 and 2018 restructuring actions described above are noted in the following table (in thousands):

	Expense	Cash flow		Liabilities
	For the three months ended March 31,	For the three months ended March 31,	For the three months ended March 31,	As of March 31,	As of December 31,
	2018	2018	2017	2018	2017
2018 Actions:
Product assortment refinement	$42,823
Workforce reduction	11,588	673	—	10,915	—
Facility closure	3,012	1,517		1,403

Total	$57,423	$2,190	$—	$12,318	$—
Fourth Quarter 2015 Actions:
Workforce reduction	$(539)	$—	$316	$378	$917
First Quarter 2015 Actions:
Workforce reduction	$—	$—	$94	$664	$664

Total	$56,884	$2,190	$410	$13,360	$1,581

5.	Goodwill and Intangible Assets

Due to changes in management structure to allow for sales and operational efficiency, a new Canadian operating segment was created in the first quarter of 2018. This segment includes operations previously included in the Industrial and Automotive segments. The Canadian operating segment does not meet the materiality thresholds for reporting of individual segments and is combined with the other operating segments into one reportable segment. The Company has determined that each of the Company’s goodwill reporting units comprise an operating segment. At March 31, 2018, goodwill balances of the reporting units were $11.1 million at Industrial and $2.0 million at Canada.

Acquired intangible assets are initially recorded at their fair market values determined based on quoted market prices in active markets, if available, or recognized valuation models. The Company’s intangible assets have finite useful lives and are amortized on a straight-line basis over their useful lives.

The following table summarizes the intangible assets of the Company by major class of intangible asset and the cost, accumulated amortization, net carrying amount, and weighted average life, if applicable (in thousands):

	March 31, 2018				December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (years)
Intangible assets subject to amortization
Customer relationships and other intangibles	$137,853	$(74,351)	$63,502	16	$138,110	$(72,192)	$65,918	16
Non-compete agreements	4,655	(4,260)	395	4	4,659	(4,260)	399	4
Trademarks	13,741	(6,772)	6,969	14	13,766	(6,642)	7,124	14

Total	$156,249	$(85,383)	$70,866		$156,535	$(83,094)	$73,441

The following table summarizes the amortization expense to be incurred in 2018 through 2022 on intangible assets (in thousands):

Year	Amount
2018	$8,066
2019	6,944
2020	6,941
2021	6,941
2022	6,887

6.	Accumulated Other Comprehensive Loss

The change in Accumulated Other Comprehensive Loss (“AOCI”) by component, net of tax, for the period ended March 31, 2018 was as follows (in thousands):

	Foreign Currency Translation	Cash Flow Hedges	Defined Benefit Pension Plans	Total
AOCI, balance as of December 31, 2017	$(5,933)	$(206)	$(44,874)	$(51,013)
Other comprehensive income (loss) before reclassifications	(928)	1,347	—	419
Amounts reclassified from AOCI	—	144	1,044	1,188

Net other comprehensive income	(928)	1,491	1,044	1,607

AOCI, balance as of March 31, 2018	$(6,861)	$1,285	$(43,830)	$(49,406)

The following table details the amounts reclassified out of AOCI into the income statement during the three months ended March 31, 2018 (in thousands):

Details About AOCI Components	Amount Reclassified From AOCI For the Three Months Ended March 31, 2018
Realized and unrealized gains (losses) on cash flow hedges
Gain on interest rate swap, before tax	$194	Interest and other expense, net
	(50)	Tax provision

	$144	Net of tax

Defined benefit pension plan items
Amortization of prior service cost and unrecognized loss	$1,405	Interest and other expense, net
	(361)	Tax provision

	1,044	Net of tax

Total reclassifications for the period, net of tax	$1,188

7.	Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock, performance unit awards, restricted stock units and deferred stock units are considered dilutive securities. For the three-month periods ended March 31, 2018 and 2017, 0.1 million and 0.2 million shares of such securities, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would be antidilutive. An additional 0.3 million and 0.2 million shares of common stock outstanding for the three months ended March 31, 2018 and 2017, respectively, were excluded from the computation because the respective net loss would have caused the calculation to be anti-dilutive. The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	For the Three Months Ended
	March 31,
	2018	2017
Numerator:
Net loss	$(51,440)	$(188,593)
Denominator:
Denominator for basic earnings per share — weighted average shares	36,865	36,644
Effect of dilutive securities:
Employee stock options and restricted stock	—	—

Denominator for diluted earnings per share —
Adjusted weighted average shares and the effect of dilutive securities	36,865	36,644

Net loss per share:
Net loss per share — basic	$(1.40)	$(5.15)
Net loss per share — diluted (1)	$(1.40)	$(5.15)

(1)	As a result of the net loss in the three months ended March 31, 2018 and 2017, the effect of potentially dilutive securities would have been anti-dilutive and have been omitted from the calculation of diluted earnings per share.

8.	Debt

Debt consisted of the following amounts (in millions):

	As of March 31, 2018	As of December 31, 2017
2017 Credit Agreement	$6.1	$6.1

Current maturities of long term debt	$6.1	$6.1

Term Loan	$65.4	$67.0
Revolving Credit Facility	220.8	181.3
FILO Facility	100.0	100.0
2013 Note Purchase Agreement	150.0	150.0

Total long-term debt	$536.2	$498.3

Transaction Costs	$(5.9)	$(6.3)

Total Debt	$536.4	$498.1

9.	Pension and Post-Retirement Benefit Plans

The Company maintains pension plans covering union and certain non-union employees. For more information on the Company’s retirement plans, see Note 13 — “Pension Plans and Defined Contribution Plan” to the Company’s Consolidated Financial Statements in the 2017 Form 10-K.

In accordance with the adoption of ASU 2017-07 the Company has retrospectively revised the presentation of the non-service components of periodic pension cost to “Interest and other expense, net” in the condensed consolidated statement of operations, while service cost remains in “Warehouse, marketing and administrative expense.” A summary of the effect for periods presented was as follows (in thousands):

	Three months ended March 31, 2017
Condensed consolidated statement of loss	As reported	As revised	Effect of change
Warehousing, marketing and administrative expenses	$173,022	$172,298	$(724)
Operating loss	(186,182)	(185,458)	724
Interest and other expense, net	6,739	7,463	724
Loss before income taxes	(192,921)	(192,921)	—

A summary of net periodic pension cost related to the Company’s pension plans for the three months ended March 31, 2018 and 2017 was as follows (in thousands):

	For the Three Months Ended March 31,
	2018	2017
Service cost — benefit earned during the period	$444	$321

Interest cost on projected benefit obligation	1,769	1,862
Expected return on plan assets	(2,266)	(2,272)
Amortization of prior service cost	101	72
Amortization of actuarial loss	1,304	1,062

Total non-service cost	$908	$724

Net periodic pension cost	$1,352	$1,045

The Company made cash contributions of $10.0 million in January 2018 and April 2017, respectively, to its pension plans. Additional contributions, if any, for the remainder of 2018 have not yet been determined. As of March 31, 2018 and December 31, 2017, respectively, the Company had accrued $33.3 million and $43.3 million of pension liability within “Other long-term liabilities” on the Condensed Consolidated Balance Sheets.

Defined Contribution Plans

The Company has defined contribution plans covering certain salaried associates, non-union hourly paid associates and certain union associates (the “Plans”). The Plans permit associates to defer a portion of their pre-tax and after-tax salary as contributions to the Plans. The Plans also provide for Company-funded discretionary contributions as well as matching associates’ salary deferral contributions, at the discretion of the Board of Directors. The Company recorded expense of $1.9 million, respectively, for the Company match of employee contributions to the Plans for the three months ended March 31, 2018 and 2017.

10.	Fair Value Measurements

The Company measures certain financial assets and liabilities, including foreign exchange hedges and interest rate swaps, at fair value on a recurring basis, based on significant other observable inputs. The fair value of the foreign exchange hedges and the interest rate swaps is determined by using quoted market forward rates (level 2 inputs) and reflects the present value of the amount the Company would pay for contracts involving the same notional amount and maturity date.

Accounting guidance on fair value establishes a hierarchy for those instruments measured at fair value which distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 — Quoted market prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable; and

•	Level 3 — Unobservable inputs developed using estimates and assumptions developed by the Company which reflect those that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period.

The following table summarizes the financial instruments measured at fair value in the accompanying Condensed Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017 (in thousands):

	Fair Value Measurements
		Quoted Market Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
Interest rate swap & foreign exchange hedges:
Assets
— as of March 31, 2018	$1,357	$—	$1,357	$—
— as of December 31, 2017	$29	$—	$29	$—
Liabilities
— as of December 31, 2017	$638	$—	$638	$—

The carrying amount of accounts receivable at March 31, 2018, approximates fair value because of the short-term nature of this item. As of March 31, 2018, no assets or liabilities are measured at fair value on a nonrecurring basis.

11.	Other Assets and Liabilities

Receivables related to supplier allowances totaling $74.0 million and $90.8 million were included in “Accounts receivable” in the Condensed Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017, respectively.

Current and non-current prepaid customer rebates, net of allowances, were $53.9 million and $40.7 million as of March 31, 2018, and December 31, 2017, respectively, and are included as a component of “Other current assets” and “Other long-term assets”. Accrued customer rebates of $36.8 million and $49.2 million as of March 31, 2018 and December 31, 2017, respectively, were included in “Accrued liabilities” in the Condensed Consolidated Balance Sheets.

12.	Income Taxes

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items.

For the three months ended March 31, 2018, the Company recorded an income tax benefit of $15.2 million on pre-tax loss of $66.7 million for an effective tax rate of 22.8%. For the three months ended March 31, 2017, the Company recorded income tax benefit of $4.3 million on a pre-tax loss of $192.9 million, for an effective tax rate of 2.2%.

The Company’s U.S. federal statutory rate is 21.0%. The most significant factor impacting the effective tax rate for the three months ended March 31, 2018 was the discrete impact of the equity compensation adjustment related to ASU No. 2016-09. The most significant factor impacting the effective tax rate for the three months ended March 31, 2017 was the discrete impact of the goodwill impairment charges.

The effective tax rate for the three months ended March 31, 2018, also reflects the reduced federal corporate income tax rate as a result of the enactment of the Tax Cuts and Jobs Act (the “Tax Act”) in December 2017. The Company continues to analyze the aspects of the Tax Act which could potentially affect the provisional estimates that were recorded in the year ended December 31, 2017.

13.	Legal Matters

The Company has been named as a defendant in two lawsuits alleging that the Company sent unsolicited fax advertisements to the named plaintiffs, as well as other persons and entities, in violation of the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (“TCPA”). One lawsuit was initially filed in the United States District Court for the Central District of California on May 1, 2015, and subsequently refiled in the United States District Court for the Northern District of Illinois (the “ND IL”). The other lawsuit was filed in the ND IL on January 14, 2016. The two lawsuits were consolidated for discovery and pre-trial proceedings, and assigned to the same judge. Plaintiffs in both lawsuits seek certification of a class of plaintiffs comprised of persons and entities who allegedly received fax advertisements from the Company. Under the TCPA, recipients of unsolicited fax advertisements can seek damages of $500 per fax for inadvertent violations and up to $1,500 per fax for knowing and willful violations. Other reported TCPA lawsuits have resulted in a broad range of outcomes, with each case being dependent on its own unique set of facts and circumstances. In each lawsuit, the Company has vigorously contested class certification and denied that any violations occurred. On November 3, 2017, the ND IL granted a motion by the Company to deny class certification. The effect of the ruling prevents the formation of a class and limits the two plaintiffs to their individual claims. On November 17, 2017, plaintiffs filed a Petition for Permission to Appeal under Rule 23(f) of the Federal Rules of Civil Procedure (the “Petition”) with the United States Court of Appeals for the 7th Circuit (the “7th Circuit”). The 7th Circuit granted the Petition, and following briefing, the 7th Circuit heard oral argument on the appeal on April 10, 2018. The lawsuits are stayed until the 7th Circuit rules on the appeal.

Litigation of this kind is likely to lead to settlement negotiations, including negotiations prompted by pre-trial civil court procedures. Regardless of whether the lawsuits are resolved at trial or through settlement, the Company believes that a loss associated with resolution of the pending claims is probable. In 2016, the Company recorded a $4.0 million, pre-tax reserve within “Warehousing, marketing and administrative expenses” in the Condensed Consolidated Statement of Operations and during the three months ended March 31, 2017, the Company recorded an additional $6.0 million, pre-tax reserve to reflect events concerning mediation activities and settlement negotiations between the Company and the plaintiffs, for a total reserve of $10.0 million at March 31, 2017. The Company continues to evaluate its defenses based on its internal review and investigation of prior events, new information and future circumstances. Final disposition of the lawsuits, whether through settlement or through trial, may result in a loss materially in excess of the aggregate recorded amount. However, a range of reasonably possible excess losses is not estimable at this time.

In 2017, the Company was named in a class action lawsuit filed by a former employee in the Los Angeles Superior Court. During the second quarter of 2017, the Company reached an agreement on the general terms of a settlement to resolve this litigation. The parties have finalized a settlement agreement, which is now subject to court approval. A hearing on the parties’ Motion for Preliminary Approval is set for May 10, 2018. In consideration of the settlement, in the second quarter of 2017, the Company recorded a $3.0 million pre-tax reserve within “Warehousing, marketing and administrative expenses” in the Condensed Consolidated Statement of Operations.

The Company is also involved in other legal proceedings arising in the ordinary course of, or incidental to its business. The Company has established reserves, which are not material, for potential losses that are probable and reasonably estimable that may result from those proceedings. In many cases, however, it is difficult to determine whether a loss is probable or even possible or to estimate the amount or range of potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. The Company believes that such ordinary course legal proceedings will be resolved with no material adverse effect upon its financial condition, results of operations or cash flows.

14.	Pending Transaction Activity

On April 12, 2018, the Company announced it entered into a definitive agreement with Genuine Parts Company (“GPC”) pursuant to which the Company will combine with GPC’s Business Products Group (collectively, the “Business”) in a business combination transaction, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 12, 2018, by and among GPC, Rhino SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of GPC (“SpinCo”), ESND and Elephant Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of ESND (“Merger Sub”). In connection with the Merger Agreement, GPC and SpinCo entered into a Separation Agreement dated as of April 12, 2018 (the “Separation Agreement”), pursuant to which the Business will be separated from GPC.

In the transactions contemplated by the Merger Agreement and the Separation Agreement, (i) GPC will transfer certain of its wholly owned subsidiaries that are engaged in the Business to SpinCo, (ii) GPC will distribute SpinCo’s stock to GPC’s stockholders by way of a pro rata dividend (the “Distribution”), and (iii) Merger Sub will merge with and into SpinCo, with SpinCo as the surviving corporation (the “Merger”) and a wholly owned subsidiary of ESND. Upon consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement, GPC shareholders will receive approximately 40.2 million shares of ESND common stock, which will represent approximately 51% of the outstanding shares of ESND common stock. ESND’s existing stockholders will continue to hold the remaining approximately 49% of the outstanding shares of ESND common stock.

Prior to the Distribution, SpinCo will enter into a credit facility for up to $400 million (the “SpinCo Debt”) and immediately thereafter, GPC will transfer certain wholly owned subsidiaries to SpinCo and SpinCo will draw the SpinCo Debt in an amount sufficient to make special cash payments to GPC of approximately $347 million, subject to adjustment based on SpinCo’s and ESND’s net debt and SpinCo’s net working capital at the time of the Distribution and certain other adjustments. SpinCo has entered into commitment letters with certain financial institutions to provide for the SpinCo Debt.

The transaction, which has been unanimously approved by the Boards of ESND and GPC, is expected to be tax free to the companies’ respective shareholders.

The issuance of shares by ESND in connection with the transaction requires approval by ESND’s stockholders and is subject to certain regulatory approvals and other customary closing conditions. The transaction is expected to close before the end of 2018. If the Merger Agreement is terminated under certain circumstances, ESND may be required to pay GPC a termination fee of $12 million or may under other circumstances be required to reimburse GPC up to $3 million for certain expenses in connection with the merger.

The Company expects to incur significant integration and transaction costs in connection with the transactions during the remainder of 2018.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results or events and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here. These risks and uncertainties include, without limitation, those set forth in Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2017 (the “2017 Form 10-K”).

Readers should not place undue reliance on forward-looking statements contained in this Quarterly Report on Form 10-Q. The forward-looking information herein is given as of this date only, and the Company undertakes no obligation to revise or update it.

Company Overview

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. The Company provides access to a broad assortment of over 170,000 items including janitorial, foodservice and breakroom supplies (JanSan), technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel.

The Company is focused on three strategic drivers:

1) Improve efficiency across the distribution network and reduce the cost base

•	Redesign inbound freight logistics through inbound freight consolidation centers in select locations that will reduce costs across the supply chain and improve distribution center efficiency

•	Optimize the distribution network footprint with sales volumes to streamline costs while maintaining high service levels

•	Reduce operating expenses by implementing targeted cost improvements

2) Accelerate sales performance in key channels

•	Partner with independent resellers who are well positioned to grow

•	Align resources around channels and independent resellers that provide growth opportunities, including JanSan distributors, vertical markets, industrial, e-commerce and automotive

3) Advance supplier partnerships that leverage Essendant’s network and capabilities

•	Leverage strategic partnerships with suppliers to create more value utilizing Essendant’s nationwide distribution network, drop-ship capabilities, and next-day delivery proposition

•	Continue to refine the Company’s product assortment and evolve the preferred supplier program

Key Trends and Recent Results

Net sales in the first quarter of 2018 declined by 2.3% compared to the first quarter of 2017 due to declines in the national reseller channel. Profitability in the quarter was adversely impacted by lower sales volumes and lower supplier allowances. Net sales for full year 2018 are expected to be down 3% to down 5% from the prior year.

Actions impacting comparability of results (the “Actions”)

2018 Actions

•	Restructuring plan charges of $56.9 million, which includes product assortment refinements, facility consolidation and workforce reductions were incurred to advance the Company’s strategic drivers by reducing its cost base, aligning organizational infrastructure and leadership with the Company’s growth channels to drive sales, and providing capacity to invest in products with preferred suppliers and in growth categories. Product assortment refinements represent charges incurred to write-down inventory the Company has chosen to discontinue to the expected realizable value. The Company expects the restructuring program and other initiatives to reduce costs and reach run-rate annual savings of more than $50 million by 2020, with more than half achieved in 2018. Refer to Note 4 – “Severance and Restructuring Charges” for further details.

•	Transformational expenses associated with the implementation of strategic drivers to improve the value of the business totaled $4.2 million. These expenses, which result from the changing strategies of the Company, included consulting fees and other activities for which the Company has had significant investment.

2017 Actions

•	Goodwill impairment charge of $198.8 million as a result of sustained share price declines.

•	An accrual related to ongoing TCPA litigation of $6.0 million. Refer to Note 13 – “Legal Matters” for further details.

•	Transformational expenses totaled $3.0 million.

First Quarter Results

•	Loss per share for the first quarter of 2018 of $(1.40) decreased from loss per share of $(5.15) in the prior year quarter, including the impacts of the Actions discussed above. Adjusted diluted loss per share was $(0.12) in the quarter, compared to adjusted earnings per share of $0.25 in the prior year quarter. Adjusted diluted earnings per share is expected to increase in the second half of 2018 compared to the first half, as the Company’s cost improvement efforts will scale throughout the year. This will enable the Company to return to positive adjusted diluted earnings per share in the second half and for the full year. Refer to the Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net (Loss) Income, Adjusted (Loss) Earnings Per Share, Adjusted EBITDA and Free Cash Flow table (the “Non-GAAP table”) included later in this section for more detail.

•	First quarter net sales decreased 2.3% or $29.2 million from the prior year quarter to $1.2 billion.

•	Gross margin as a percentage of net sales in the first quarter of 2018 was 9.8% versus 14.6% in the prior year quarter. Gross margin for the first quarter of 2018 was $121.2 million, compared to $185.7 million in the first quarter of 2017, including the impact of the Actions discussed above. Adjusted gross margin was $164.0 million or 13.2% of net sales, compared to $185.7 million or 14.6% in the prior year quarter.

•	Operating expenses in the first quarter of 2018 were $179.6 million or 14.5% of net sales, compared with $371.1 million or 29.2% of net sales in the prior year quarter, including impacts of the Actions. Adjusted operating expenses in the first quarter of 2018 were $161.4 million or 13.0% of net sales compared to $163.3 million or 12.9% of net sales in the prior year quarter.

•	Operating loss for the quarter ended March 31, 2018 was $(58.4) million or (4.7%) of net sales, compared to operating loss of $(185.5) million or (14.6%) of net sales in the prior year quarter, including impacts of the Actions discussed above. Excluding the Actions, adjusted operating income in the first quarter of 2018 was $2.6 million or 0.2% of net sales, compared to $22.3 million or 1.8% of net sales in the first quarter of 2017.

•	Free cash flow in the three months ended March 31, 2018 was $(29.2) million compared to $44.7 million in the prior year period. Free cash flow, generated by the business for 2018, incorporating the costs and benefits of restructuring, is expected to be in excess of $40 million, excluding transaction costs.

For a further discussion of selected trends, events or uncertainties the Company believes may have a significant impact on its future performance, readers should refer to “Key Trends and Recent Results” under Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2017 Form 10-K.

Critical Accounting Policies, Judgments and Estimates

In the first quarter of 2018, there were no significant changes to the Company’s critical accounting policies, judgments or estimates from those disclosed in the 2017 Form 10-K other than those noted below.

Revenue Recognition

During the quarter ended March 31, 2018, the Company adopted the provisions of ASC 606. Refer to Note 2 — “Revenue Recognition” for a description of the immaterial impact of the adoption on the Company’s financial statements and accounting policies.

Pension and Post-retirement Benefit Plans

During the quarter ended March 31, 2018, the Company adopted the provisions of ASU 2017-07. Refer to Note 9 – “Pension and Post-Retirement Benefit Plans” for a description of the impact of adoption on the Company’s financial statements and accounting policies.

Results of Operations — Three Months Ended March 31, 2018 Compared with the Three Months Ended March 31, 2017

The following table presents the Condensed Consolidated Statements of Income results (in thousands):

	For the Three Months Ended March 31,
	2018		2017 (1) (2)
	Amount	% of Net sales	Amount	% of Net sales
Net sales:
Janitorial, foodservice and breakroom supplies (JanSan products)	$328,226	26.5%	$345,408	27.2%
Technology products	314,704	25.4%	317,198	25.0%
Traditional office products	178,976	14.4%	198,078	15.6%
Industrial supplies	155,575	12.5%	147,197	11.6%
Cut sheet paper products	119,547	9.6%	106,148	8.4%
Automotive products	80,992	6.5%	78,806	6.2%
Office furniture	58,826	4.7%	72,091	5.7%
Other revenues	3,309	0.4%	4,457	0.3%

Total net sales	1,240,155	100.0%	1,269,383	100.0%
Cost of goods sold	1,118,979	90.2%	1,083,715	85.4%

Total gross profit	$121,176	9.8%	$185,668	14.6%

Operating expenses:
Warehousing, marketing and administrative expenses	165,544	13.3%	172,298	13.5%
Restructuring charges	14,061	1.2%	—	0.0%
Impairment of goodwill	—	0.0%	198,828	15.7%

Total operating expenses	$179,605	14.5%	$371,126	29.2%

Total operating loss	(58,429)	(4.7%)	(185,458)	(14.6%)
Interest and other expense, net	8,222	0.7%	7,463	0.6%

Loss before income taxes	(66,651)	(5.4%)	(192,921)	(15.2%)
Income tax benefit	(15,211)	(1.3%)	(4,328)	(0.3%)

Net loss	$(51,440)	(4.1%)	$(188,593)	(14.9%)

(1)	Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and the allocation of freight revenue to product categories in accordance with the adoption of ASC 606 (see Note 2 – “Revenue Recognition”). These changes did not impact the Condensed Consolidated Statements of Income. All percentage presentations described below are based on the reclassified amounts.
(2)	Revised for the adoption of ASU 2017-07 (see Note 9 – “Pension and Post-Retirement Benefit Plans”).

Net Sales. Net sales for the quarter ended March 31, 2018 were $1.2 billion, a 2.3% decrease from $1.3 billion in sales during the quarter ended March 31, 2017. Net sales by key product category for the quarters included the following:

JanSan product sales decreased $17.2 million or 5.0% in the first quarter of 2018 compared to the first quarter of 2017. Sales decreased due to declines in the national reseller channel of $23.1 million and e-commerce declines of $4.7 million, partially offset by increased independent reseller channel sales of $10.7 million. As a percentage of total sales, JanSan represented 26.5% in the first quarter of 2018, a decrease from the prior year quarter percentage of total sales of 27.2%.

Technology product (primarily ink and toner) sales decreased $2.5 million or 0.8% from the first quarter of 2017. Sales in this category decreased primarily as a result of declines in the national retail channel of $20.8 million and e-commerce channel of $1.9 million, partially offset by increased independent reseller channel sales of $20.2 million. As a percentage of total sales, technology products represented 25.4% in the first quarter of 2018, an increase from the prior year quarter percentage of total sales of 25.0%.

Traditional office product sales decreased $19.1 million or 9.6% in the first quarter of 2018 compared to the first quarter of 2017. Sales in this category decreased due to reductions in the national reseller channel of $12.0 million, e-commerce declines of $4.5 million and independent reseller channel declines of $2.6 million. As a percentage of total sales, traditional office products represented 14.4% in the first quarter of 2018, a decrease from the prior year quarter percentage of total sales of 15.6%.

Industrial supplies sales increased $8.4 million or 5.7% in the first quarter of 2018 compared to the first quarter of 2017. This increase was driven by growth in the retail channel of $3.2 million, general industrial channel of $2.8 million and the international channel of $1.1 million. As a percentage of total sales, industrial supplies represented 12.5% in the first quarter of 2018, an increase from the prior year quarter percentage of total sales of 11.6%.

Cut sheet paper product sales increased $13.4 million or 12.6% in the first quarter of 2018 compared to the first quarter of 2017. The increase in this category was primarily driven by increased independent reseller channel sales of $12.5 million and e-commerce sales growth of $1.8 million, partially offset by national reseller channel sales declines of $0.9 million. As a percentage of total sales, cut sheet paper represented 9.6% in the first quarter of 2017, which increased from the prior year quarter percentage of total sales of 8.4%.

Automotive product sales increased $2.2 million or 2.8% in the first quarter of 2018 compared to the first quarter of 2017. The increase in this category was driven by strength in the mobile dealer channel and International channel. As a percentage of total sales, automotive products represented 6.5% in the first quarter of 2018, which increased from the prior year quarter percentage of total sales of 6.2%.

Office furniture sales decreased $13.3 million or 18.4% in the first quarter of 2018 compared to the first quarter of 2017. This decrease was primarily the result of declines in sales to the national reseller channel of $8.2 million, the independent reseller channel of $2.7 million and e-commerce declines of $2.4 million. As a percentage of total sales, office furniture represented 4.7% in the first quarter of 2018, which decreased from the prior year quarter percentage of total sales of 5.7%.

Gross Profit and Gross Margin Rate. Gross profit for the first quarter of 2018 was $121.2 million, compared to $185.7 million in the first quarter of 2017. Gross profit as a percentage of net sales (the gross margin rate) of 9.8% decreased 486 basis points (bps) from the prior-year quarter gross margin rate of 14.6% primarily due to product assortment refinement charges (345 bps). Adjusted gross profit was $164.0 million, or 13.2%, a decrease of $21.7 million or 140 bps from the prior year quarter principally due to lower supplier allowances driven by inventory purchase mix and timing (91 bps) and an unfavorable product margin due to lower sales volumes (36 bps).

Operating Expenses. Operating expenses for the first quarter of 2018 were $179.6 million or 14.5% of net sales, compared to $371.1 million or 29.2% of net sales in the prior year. The $191.5 million decrease was primarily driven by the prior year goodwill impairment of $198.8 million, partially offset by restructuring expenses of $14.1 million in the current quarter. Adjusted operating expenses were $161.4 million, a decrease of $1.9 million from the prior year quarter due to decreases in employee and other fixed expenses.

Interest and Other Expense, net. Interest and Other expense, net for the first quarter of 2018 was $8.2 million compared to $7.5 million in the first quarter of 2017. This increase was primarily driven by higher interest rates as compared to the prior year quarter.

Income Taxes. Income tax benefit was $(15.2) million for the first quarter of 2018, compared to $(4.3) million for the same period in 2017. The Company’s effective tax rate was 22.8% for the current-year quarter compared to 2.2% for the same period in 2017. The effective income tax rate in 2018 was most impacted by the pre-tax loss being offset by non-deductible or permanent items in the quarter while the most significant factor impacting the effective tax rate for the three months ended March 31, 2017 was the permanent impact of the goodwill impairment charge recognized in the quarter.

Net Loss. Net loss for the first quarter of 2018 was $(51.4) million or $(1.40) per share, compared to net loss of $(188.6) million or $(5.15) per share in the prior year quarter. Adjusted net loss was $(4.3) million, or $(0.12) per diluted share, compared with adjusted net income of $9.2 million or $0.25 per diluted share for the prior year quarter.

Cash Flows

Cash flows for the Company for the three-month periods ended March 31, 2018 and 2017 are summarized below (in thousands):

	Three months ended March 31,
	2018	2017
Net cash (used in) provided by operating activities	$(21,425)	$53,025
Net cash used in investing activities	(7,792)	(8,312)
Net cash provided by (used in) financing activities	31,560	(43,443)

Operating Activities

For the three-month period ended March 31, 2018, the decrease in net cash from operating activities was principally the result of the net loss, decreased accounts payable, increased other assets, increased accounts receivable, partially offset by a decrease in inventory.

Investing Activities

Gross capital spending for the three-month period ended March 31, 2018 and 2017 was $7.8 million and $8.3 million, respectively, which was used for various investments in fleet equipment, information technology systems, technology hardware, and distribution center equipment including facility projects.

Financing Activities

The Company’s cash flow from financing activities is largely dependent on levels of borrowing under the Company’s credit agreement and quarterly dividend payments.

In February 2018, the Board of Directors approved a dividend of $0.14 that was paid on April 13, 2018 to shareholders of record as of March 15, 2018.

Liquidity and Capital Resources

Essendant’s growth has historically been funded by a combination of cash provided by operating activities and debt financing. The Company believes that its cash from operations and collections of receivables, coupled with its sources of borrowings and available cash on hand, are sufficient to fund its currently anticipated requirements. These requirements include payments of interest and dividends, scheduled debt repayments, capital expenditures, working capital needs, the funding of pension plans, and funding for additional share repurchases and acquisitions, if any. The Company believes that its sources of borrowings are sound and that the strength of its balance sheet affords the financial flexibility to respond to both internal growth opportunities and those available through acquisitions.

Availability of financing as of March 31, 2018, is summarized below (in millions):

	Aggregated Committed Principal	Borrowing Base Limitation	Total Utilization	Net Availability
2017 Credit Agreement
Term Loan	$71.5	$71.5	$71.5	$—
Revolving Credit Facility (1)	1,000.0	864.2	397.9	466.3
First-in-Last-Out (“FILO”)	100.0	100.0	100.0	—

Total all Funding Sources	$1,171.5	$1,035.7	$569.4	$466.3

(1)	The 2017 Credit Agreement provides for the issuance of letters of credit up to $50.0 million, plus up to $165.0 million to be used as collateral for obligations under the 2013 Note Purchase Agreement. Letters of credit totaling $177.1 million were utilized as of March 31, 2018.

The Company’s total debt and debt-to-total capitalization ratio consisted of the following amounts (in millions):

	As of March 31, 2018	As of December 31, 2017
2017 Credit Agreement
Term Loan	$71.5	$73.1
Revolving Credit Facility	220.8	181.3
FILO Facility	100.0	100.0
2013 Note Purchase Agreement	150.0	150.0

Debt	542.3	504.4
Stockholders’ equity	441.4	494.9

Total capitalization	$983.7	$999.3

Debt-to-total capitalization ratio	55.1%	50.5%

Refer to Note 11 — “Debt,” in the 2017 Form 10-K for further descriptions of the provisions of the Company’s financing facilities.

Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net (Loss) Income, Adjusted Diluted (Loss) Earnings Per Share, Adjusted EBITDA and Free Cash Flow (the “Non-GAAP table”)

The Non-GAAP table below presents Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net (Loss) Income, Adjusted Diluted (Loss) Earnings per Share, Adjusted EBITDA and Free Cash Flow for the three months ended March 31, 2018 and 2017 (in thousands, except per share data). These non-GAAP measures exclude certain non-recurring items and exclude other items that do not reflect the Company’s ongoing operations and are included to provide investors with useful information about the financial performance of our business. The presented non-GAAP financial measures should not be considered in isolation or as substitutes for the comparable GAAP financial measures. The non-GAAP financial measures do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures.

In order to calculate the non-GAAP measures, management excludes the following items to the extent they occur in the reporting period, to facilitate the comparison of current and prior year results and ongoing operations, as management believes these items do not reflect the underlying cost structure of our business. These items can vary significantly in amount and frequency.

•	Restructuring charges. Workforce reduction and facility closure charges such as employee termination costs, facility closure and consolidation costs, and other costs directly associated with shifting business strategies or business conditions that are part of a restructuring program.

Restructuring actions were taken in 2018 and included product assortment refinements and workforce reductions and facility consolidation (refer to Note 4 — “Severance and Restructuring Charges”).

•	Gain or loss on sale of assets or businesses. Sales of assets, such as buildings or equipment, and businesses can cause gains or losses. These transactions occur as the Company is repositioning its business and reviewing its cost structure.

•	Severance costs for operating leadership. Employee termination costs related to members of the Company’s operating leadership team are excluded as they are based upon individual agreements.

•	Asset impairments. Changes in strategy or macroeconomic events may cause asset impairments.

In the three months ended March 31, 2017, the Company recorded goodwill impairment which resulted from declines in sales, earnings and market capitalization (refer to Note 5 — “Goodwill and Intangible Assets”).

•	Other actions. Actions, which may be non-recurring events, that result from the changing strategies and needs of the Company and do not reflect the underlying expense of the on-going business.

In the three months ended March 31, 2018, these include charges related to transformational expenses and a gain reflecting receipt of payment on notes receivable reserved in 2015. In the three months ended March 31, 2017, other actions included litigation (refer to Note 13 — “Legal Matters”) and transformational expenses.

Adjusted Gross Profit, adjusted operating expenses and adjusted operating income. Adjusted gross profit, adjusted operating expenses and adjusted operating income provide management and our investors with an understanding of the results from the primary operations of our business by excluding the effects of items described above that do not reflect the ordinary expenses and earnings of our operations. Adjusted gross profit, adjusted operating expenses and adjusted operating income are used to evaluate our period-over-period operating performance as they are more comparable measures of our continuing business. These measures may be useful to an investor in evaluating the underlying operating performance of our business.

Adjusted net (loss) income and adjusted diluted (loss) earnings per share. Adjusted net (loss) income and adjusted diluted (loss) earnings per share provide a more comparable view of our Company’s underlying performance and trends than the comparable GAAP measures. Net (loss) income and diluted (loss) earnings per share are adjusted for the effect of items described above that do not reflect the ordinary earnings of our operations.

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA). Adjusted EBITDA is helpful in evaluating our operating performance and is used by management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting. Net income is adjusted for the effect of interest, taxes, depreciation and amortization and stock-based compensation expense. Management believes that adjusted EBITDA is also commonly used by investors to evaluate operating performance between competitors because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Free cash flow. Free cash flow is useful to management and our investors as it is a measure of the Company’s liquidity. It provides a more complete understanding of factors and trends affecting our cash flows than the comparable GAAP measure. Net cash provided by (used in) operating activities and net cash provided by (used in) investing activities are aggregated and adjusted to exclude acquisitions, net of cash acquired and divestitures.

Outlook. Adjusted diluted earnings per share and free cash flow are non-GAAP measures. A quantitative reconciliation of non-GAAP guidance to the corresponding GAAP information is not available because the non-GAAP guidance excludes certain GAAP information that is uncertain and difficult to predict. The adjusted diluted earnings per share guidance excludes impacts in the first three months of 2018 of $1.26 per share related to restructuring charges, transformational expenses and a payment on notes receivable. Actual amounts appear in the non-GAAP table included later in this section. For the remainder of the year, the factors that will be excluded are currently unknown due to the level of unpredictability and uncertainty associated with these items, but may include actions such as future restructuring charges, transformational expenses and cash flow impacts of acquisitions.

	For the Three Months Ended March 31,
	2018	2017 (2)
Gross profit	$121,176	$185,668
Restructuring charges — product assortment refinements	42,823	—

Adjusted gross profit	$163,999	$185,668

Operating expenses	$179,605	$371,126
Restructuring charges (Note 4)	(14,061)	—
Transformational expenses	(4,231)	(2,951)
Payment on notes receivable	110	—
Impairment of goodwill (Note 5)	—	(198,828)
Litigation reserve (Note 13)	—	(6,000)

Adjusted operating expenses	$161,423	$163,347

Operating loss	$(58,429)	$(185,458)
Gross profit and operating expense adjustments noted above	61,005	207,779

Adjusted operating income	$2,576	$22,321

Net loss	$(51,440)	$(188,593)
Gross profit and operating expense adjustments noted above	61,005	207,779
Non-GAAP tax provision on adjustments
Product assortment refinements	(9,733)	—
Restructuring charges (Note 4)	(3,195)	—
Transformational expenses	(961)	(1,118)
Payment on notes receivable	25	—
Impairment of goodwill (Note 5)	—	(6,559)
Litigation reserve (Note 13)	—	(2,324)

Income tax provision on adjusted net loss	(13,864)	(10,001)

Adjusted net (loss) income	$(4,299)	$9,185

Diluted loss per share (1)	$(1.38)	$(5.15)
Gross profit and operating expense adjustments noted above	1.64	5.67
Non-GAAP tax provision on adjustments	(0.38)	(0.27)

Adjusted diluted (loss) earnings per share	$(0.12)	$0.25

Net loss	$(51,440)	$(188,593)
Income tax benefit	(15,211)	(4,328)
Interest and other expense, net	8,222	7,463
Depreciation and amortization	10,798	10,965
Equity compensation expense	2,030	2,468
Gross profit and operating expense adjustments noted above	61,005	207,779

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)	$15,404	$35,754

Net cash (used in) provided by operating activities	$(21,425)	$53,025
Net cash used in investing activities	(7,792)	(8,312)

Free cash flow	$(29,217)	$44,713

(1)	Diluted loss per share for the three months ended March 31, 2018 and 2017 under GAAP reflect an adjustment to the basic earnings per share due to the net loss. The diluted earnings per share here does not reflect this adjustment.
(2)	Revised in the first quarter of 2018 for the impact of the adoption of a new pension accounting pronouncement.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is subject to market risk associated principally with changes in interest rates and foreign currency exchange rates. There were no material changes to the Company’s exposures to market risk during the quarter ended March 31, 2018, from those disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

ITEM 4.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the principal executive officer and the principal financial officer concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed in our reports filed with or submitted to the Securities and Exchange Commission under the Securities Exchange Act is made known to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2018, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

For information regarding legal proceedings, see Note 13 — “Legal Matters.”

ITEM 1A.	RISK FACTORS.

For information regarding risk factors, see “Risk Factors” in Item 1A of Part I of the 2017 Form 10-K. There have been no material changes to the risk factors described in such Form 10-K, except for the following.

RISKS RELATED TO ESSENDANT’S PLANNED MERGER WITH GPC’S SPR BUSINESS

On April 12, 2018, Essendant announced it entered into a definitive agreement with Genuine Parts Company (“GPC”) pursuant to which Essendant will combine with GPC’s Business Products Group (collectively, the “SPR Business”) in a business combination transaction, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 12, 2018, by and among GPC, Rhino SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of GPC (“SpinCo”), ESND and Elephant Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of ESND (“Merger Sub”). In connection with the Merger Agreement, GPC and SpinCo entered into a Separation Agreement dated as of April 12, 2018 (the “Separation Agreement”), pursuant to which the SPR Business will be separated from GPC. In the transactions contemplated by the Merger Agreement and the Separation Agreement, (i) GPC will transfer certain of its wholly owned subsidiaries that are engaged in the SPR Business to SpinCo, (ii) GPC will distribute SpinCo’s stock to GPC’s stockholders by way of a pro rata dividend (the “Distribution”), and (iii) Merger Sub will merge with and into SpinCo, with SpinCo as the surviving corporation (the “Merger” and, together with the Distribution, the “Transactions”) and a wholly owned subsidiary of ESND.

We have identified the following additional risks related to the Transactions:

Essendant may not realize the anticipated cost synergies and growth opportunities from the Transactions.

Essendant expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Essendant’s success in realizing these benefits, and the timing of their realization, depends on the successful integration of the business operations of the SPR Business with Essendant. Even if Essendant is able to integrate the SPR Business successfully, Essendant cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the companies. Realization of any benefits and synergies could be affected by the factors described in other risk factors and a number of factors beyond Essendant’s control, including, without limitation, general economic conditions, further consolidation in the industries in which Essendant operates, increased operating costs and regulatory developments.

The integration of the SPR Business with Essendant following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the SPR Business with Essendant. These difficulties include:

•	the integration of the SPR Business with Essendant’s current businesses while carrying on the ongoing operations of all businesses;

•	managing a significantly larger company than before the consummation of the Transactions;

•	coordinating geographically separate organizations;

•	integrating the business cultures of each of the SPR Business and Essendant, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	integrating certain information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems; and

•	the potential difficulty in retaining key officers and personnel of Essendant and SpinCo.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the SPR Business or Essendant’s business. Members of Essendant’s or the SPR Business’ senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage Essendant or the SPR Business, serve the existing Essendant business or the SPR Business, or develop new services or strategies. If Essendant’s or the SPR Business’ senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of Essendant or the SPR Business could suffer.

Essendant’s successful or cost-effective integration of the SPR Business cannot be assured. The failure to do so could have a material adverse effect on Essendant’s business, financial condition or results of operations after the Transactions.

Essendant and GPC may fail to obtain the required regulatory approvals in connection with the Merger in a timely fashion, if at all, or regulators may impose burdensome conditions.

Essendant and GPC are subject to certain antitrust and competition laws, and the proposed Merger is subject to review and approval by regulators under those laws, including review and approval by the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976 (“HSR Act”). Although Essendant and GPC have agreed to use reasonable best efforts to obtain the requisite approvals, there can be no assurance that these regulatory approvals will be obtained.

Additionally, the requirement to receive certain federal regulatory approvals before the consummation of the Transactions could delay the completion of the Transactions if, for example, one or more government agencies request additional information from the parties in order to facilitate their review of the Transactions. An extended delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. In addition, these governmental entities may attempt to condition their approval of the Transactions on the imposition of conditions, terms, obligations or restrictions that could have a material adverse effect on the Transactions themselves or Essendant’s business after the Transactions, including, but not limited to, Essendant’s operating results or the value of its common stock. If Essendant agrees to any material conditions, terms, obligations or restrictions in order to obtain any approvals required to complete the Transactions, the business, financial condition or results of operations of the combined company may be adversely affected.

Failure to complete the Transactions could adversely impact the market price of Essendant common stock as well as its business and operating results.

The consummation of the Transactions is subject to numerous conditions, including without limitation: (i) the spin-off having taken place in accordance with the Separation Agreement; (ii) the Securities and Exchange Commission declaring effective Essendant’s registration statement registering Essendant common stock to be issued pursuant to the Merger Agreement; (iii) approval of the issuance of our common stock by the requisite vote of Essendant’s stockholders; and (iv) expiration of the applicable waiting period under the HSR Act. There is no assurance that these conditions will be met and that the Transactions will be consummated.

If the Transactions are not completed for any reason, the price of Essendant common stock may decline to the extent that the market price of Essendant common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized. In addition, Essendant and GPC have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Transactions. A substantial portion of these expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, Essendant may be required under certain circumstances to pay GPC a $12 million termination fee or may under other circumstances be required to reimburse GPC for up to $3 million for certain expenses in connection with the Transactions.

The announcement and pendency of the Merger could have an adverse effect on Essendant’s stock price, business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Essendant’s business in negative ways. For example, customers and other third-party business partners of Essendant or the SPR Business may seek to terminate and/or renegotiate their relationships with Essendant or the SPR Business as a result of the Merger, whether pursuant to the terms of their existing agreements with Essendant and/or the SPR Business or otherwise. In addition, current and prospective employees of Essendant and the SPR Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Essendant’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or harm the financial condition, results of operations or business prospects of, Essendant.

Essendant will incur significant costs related to the Transactions.

Essendant expects to incur significant one-time costs in connection with the Transactions in 2018, including legal, accounting and other professional fees and transition and integration-related expenses. While Essendant expects to be able to fund these one-time costs using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact Essendant’s liquidity, cash flows and results of operations in the periods in which they are incurred.

The Transactions may discourage other companies from trying to acquire Essendant before or for a period of time following completion of the Transactions.

Certain provisions in the Merger Agreement prohibit Essendant from soliciting any acquisition proposal during the pendency of the Merger. If the Merger Agreement is terminated under circumstances that obligate Essendant to pay GPC a termination fee, Essendant’s financial condition will be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative acquisition proposals, including acquisition proposals that might result in greater value to Essendant stockholders than the Transactions. In addition, we have entered into a Tax Matters Agreement with GPC and SpinCo, certain provisions of which are intended to preserve the intended tax treatment of certain transactions contemplated by the Merger Agreement and the Separation Agreement. These provisions may discourage acquisition proposals for a period of time following the Transactions. Essendant expects to issue approximately 40.2 million shares of its common stock in connection with the Merger. Consequently, Essendant will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, an acquisition of Essendant may become more expensive. As a result, some companies may not seek to acquire Essendant.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

(a) Not applicable.

(b) Not applicable.

(c) Common Stock Purchases.

The Company did not repurchase any shares of common stock in the three months ended March 31, 2018 and 2017. The Company did not repurchase any additional shares through April 25, 2018. As of that date, the Company had approximately $68.2 million remaining of existing share repurchase authorization from the Board of Directors.

2018 Fiscal Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
January 1, 2018 to January 31, 2018	—	—	—	68,160,702
February 1, 2018 to February 28, 2018	—	—	—	68,160,702
March 1, 2018 to March 31, 2018	—	—	—	68,160,702

Total First Quarter	—	$—	—	$68,160,702

ITEM 6.	EXHIBITS

(a)	Exhibits

This Quarterly Report on Form 10-Q includes as exhibits certain documents that the Company has previously filed with the SEC. Such previously filed documents are incorporated herein by reference from the respective filings indicated in parentheses at the end of the exhibit descriptions (all made under the Company’s file number of 0-10653). Each of the management contracts and compensatory plans or arrangements included below as an exhibit is identified as such by a double asterisk at the end of the related exhibit description.

Exhibit No.	Description

3.1	Third Restated Certificate of Incorporation of Essendant Inc. (“ESND” or the “Company”), dated as of June 1, 2015 (Exhibit 3.1 to the Form 10-Q, filed on July 23,2015)
3.2	Amended and Restated Bylaws of Essendant Inc., dated as of December 13, 2016 (Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on December 16, 2016)
4.1	Note Purchase Agreement, dated as of November 25, 2013, among ESND, Essendant Co. (ECO), and the note purchasers identified therein (the “2013 Note Purchase Agreement”) (Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 19, 2014 (the “2013 Form 10-K”))
4.2	Amendment No. 1 to Note Purchase Agreement, dated as of January 27, 2016, among ECO, ESND and the holders of Notes issued by the Company that are parties thereto (Exhibit 4.2 to the Form 10-Q, filed on April 20, 2016)
4.3	Amendment No. 2 to Note Purchase Agreement, dated as of August 30, 2016, among ESND, ECO, and the note purchasers identified therein (Exhibit 10.7 to the Company’s Form 10-Q filed on October 26, 2016)
4.4	Amendment No 3 to Note Purchase Agreement, dated as of February 9, 2017, among ESND, ECO and the note purchasers identified therein (Exhibit 10.2 to the Form 10-Q filed on April 27, 2017)
4.5	Amendment No 4 to Note Purchase Agreement, dated as of February 22, 2017, among ESND, ECO and the note purchasers identified therein (Exhibit 10.3 to the Form 10-Q filed on April 27, 2017)
4.6	Parent Guaranty, dated as of November 25, 2013, by ESND in favor of the holders of the promissory notes identified therein (Exhibit 4.5 to the 2013 Form 10-K)
4.7	Subsidiary Guaranty, dated as of November 25, 2013, by all of the domestic subsidiaries of ECO (Exhibit 4.6 to the 2013 Form 10-K)
10.1*	Annual Cash Incentive Award Plan for Section 16 Officers**
10.2*	Form of Cash Incentive Award Agreement **
10.3*	Form of Performance-Based Restricted Stock Unit Award Agreement for Section 16 Officers**
10.4*	Form of Performance-Based Cash Award Agreement**
10.5*†	Agreement and Plan of Merger Dated as of April 12, 2018 by and among Genuine Parts Company, Rhino SpinCo, Inc., Essendant Inc. and Elephant Merger Sub Corp
10.6*†	Separation Agreement Dated as of April 12, 2018 by and between Genuine Parts Company and Rhino SpinCo, Inc.
31.1*	Certification of Chief Executive Officer, dated as of April 25, 2018, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer, dated as of April 25, 2018, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer and Chief Financial Officer, dated as of April 25, 2018, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial information from Essendant Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on April 25, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) the Condensed Consolidated Balance Sheet at March 31, 2018 and December 31, 2017; (ii) the Condensed Consolidated Statement of Loss for the three-month periods ended March 31, 2018 and 2017; (iii) the Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2018 and 2017; (iv) the Condensed Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2018 and 2017; and (v) Notes to Condensed Consolidated Financial Statements.

*	- Filed herewith
**	- Represents a management contract or compensatory plan or arrangement
†	- Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ESSENDANT INC.
(Registrant)

Date: April 25, 2018	/s/Janet Zelenka
Janet Zelenka
Senior Vice President and Chief Financial Officer

ANNEX E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 30, 2018

ESSENDANT INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38499	36-3141189
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Parkway North Blvd. Suite 100 Deerfield, Illinois	60015-2559
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (847) 627-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).                                                                                      Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Essendant Inc. (the “Company” or the “Registrant”) is filing this Current Report on Form 8-K to recast financial statements and other financial information previously included in its Annual Report on Form 10-K (the “2017 Form 10-K”) for the year ended December 31, 2017, filed with the Securities and Exchange Commission on February 21, 2018.

On January 1, 2018, the Company adopted the Financial Accounting Standards Board Accounting Standard Update (“ASU”) No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard requires registrants that include a measure of operating income to include the service cost component in the same financial statement line item as other compensation costs and to report other pension-related costs, including interest cost on projected benefit obligation, actuarial losses, settlement and curtailment effects, etc. separately, excluding them from operating expenses and operating income. The ASU also stipulates that only the service cost component of net benefit cost is eligible for capitalization. Application of the standard is required to be made on a retrospective basis for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement, while the change in capitalized benefit cost is to be applied prospectively.

Although ASU 2017-07 requires that the Company apply these retroactive adjustments to annual disclosures the next time it files its prior year financial statements, the Company determined to voluntarily file this Current Report on Form 8-K to reflect the adjustments to such prior year financial information at this time.

ASU 2017-07 impacted the operating (loss) income subtotal presented on the Consolidated Statement of Operations for the years ended December 31, 2017, 2016 and 2015, as well as items within the 2017 Form 10-K referencing operating (loss) income. Adoption of the ASU did not impact the Company’s net (loss) income, net (loss) income per share, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, or Consolidated Statements of Changes in Stockholders’ Equity for the periods presented. Accordingly, the Company is filing this Current Report on Form 8-K to recast impacted areas within the following items of the 2017 Form 10-K:

•	Item 6—Selected Financial Data

•	Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Item 8—Financial Statements and Supplementary Data

Except as included in this filing with respect to ASU 2017-07, the Company has not updated or enhanced any other disclosures presented in its 2017 Form 10-K. All other information is presented as of the original filing date and has not been updated in this Current Report on Form 8-K. Without limitation of the foregoing, this Current Report on Form 8-K does not purport to update the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the 2017 Form 10-K with respect to any uncertainties, transactions, risks, events or trends occurring, or known to management. More current information is included in the Company’s other filings with the Securities and Exchange Commission including the Form 10-Q filed April 25, 2018 and the Form 8-K’s filed March 3, 2018, April 12, 2018, April 25, 2018 and May 17, 2018. This Form 8-K should be read in conjunction with the 2017 Form 10-K and the Company’s other filings. Other filings may contain important information regarding uncertainties, trends, risks, events, transactions, developments and updates to certain expectations of the Company that may have been reported since the filing of the 2017 Form 10-K.

Cautionary Statement

This document contains forward-looking statements. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of the Company, and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: market dynamics that create sales risks, including the Company’s reliance on key customers, including key customers in the independent reseller channel, the risks inherent in continuing or increased customer concentration and consolidations, efforts by suppliers and customers to bypass the Company and transact directly with each other, and competition from e-commerce businesses and other resellers increasing their presence at the wholesale level; the impact of price transparency, customer consolidation and product sales mix changes on the Company’s sales and margins; the Company’s reliance on supplier allowances and promotional incentives; the Company’s exposure to the credit risk of its customers; potential disruptions to the Company’s relationships with customers and suppliers due to the Company’s significant cost reduction initiatives; continuing or increasing competitive activity and pricing pressures within existing or expanded product categories, including competition from e-commerce businesses and the online branches of brick-and-mortar businesses; the impact of supply chain disruptions or changes in key suppliers’ distribution strategies; continued declines in end-user demand for products in the office, technology and furniture product categories; financial cycles due to secular consumer demand, recession or other events, most notably in the Company’s Industrial and Automotive businesses; the impact of the Company’s strategic objectives and possible disruption of business operations and relationships with customers and suppliers; the Company’s ability to manage inventory in order to maximize sales and supplier allowances while minimizing excess and obsolete inventory; the Company’s success in effectively identifying, consummating and integrating acquisitions; the Company’s ability to attract and retain key management personnel; the costs and risks related to compliance with laws, regulations and industry standards affecting the Company’s business; the Company’s ability to maintain its existing information technology systems and to successfully procure, develop and implement new systems and services without business disruption or other unanticipated difficulties or costs; the impact on the Company’s reputation and relationships of a breach of the Company’s information technology systems or a failure to maintain the security of private information; the availability of financing sources to meet the Company’s business needs; unexpected events that could disrupt business operations, increasing costs and decreasing revenues; the ability of the Company and Genuine Parts Company (“GPC”) to receive the required regulatory approvals for the proposed transaction in which GPC will separate its Business Products Group and combine this business with the Company and approval of the Company’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the Company and GPC to terminate the merger agreement between the Company and GPC; negative effects of the announcement or the consummation of the transaction with GPC on the market price of the Company’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the shares of the Company to be issued in the transaction with GPC, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction with GPC cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with litigation related to the transaction with GPC; the possibility that costs or difficulties related to the integration of Essendant and GPC’s Business Products Group will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction with GPC will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see the Company’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange

Commission and other written statements made by the Company and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither the Company nor GPC undertakes any obligation to revise or update it.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP.

99.1	Items 6, 7 and 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSENDANT INC.

Date: May 30, 2018	/s/ Janet Zelenka
Janet Zelenka Senior Vice President and Chief Financial Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-205830, No. 333-134058 and No. 333-120563) pertaining to the Company’s various employee benefit plans of our reports dated February 21, 2018 (except for Notes 2 and 13, as to which the date is May 30, 2018), with respect to the consolidated financial statements and schedule of Essendant Inc. and our report dated February 21, 2018, with respect to the effectiveness of internal control over financial reporting of Essendant, included in this Current Report on Form 8-K.

/s/Ernst & Young LLP

Chicago, Illinois

May 30, 2018

Exhibit 99.1

ITEM 6.	SELECTED FINANCIAL DATA.

The selected consolidated financial data of the Company for the years ended December 31, 2013 through 2017 has been derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The adoption of new accounting pronouncements, changes in certain accounting policies, and reclassifications are reflected in the financial information presented below. The selected consolidated financial data below should be read in conjunction with, and is qualified in its entirety by, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company included in Items 7 and 8, respectively, of this Annual Report. Except for per share data, all amounts presented are in thousands:

	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data:
Net sales	$5,037,327	$5,369,022	$5,363,046	$5,327,205	$5,085,293
Cost of goods sold	4,331,273	4,609,161	4,526,551	4,524,676	4,297,952

Gross profit(1)	706,054	759,861	836,495	802,529	787,341
Operating expenses(2)
Warehousing, marketing and administrative expenses	661,386	626,117	671,972	593,141	575,984
Impairments of goodwill and intangible assets	285,166	—	129,338	9,034	1,183
Loss (gain) on disposition of business	—	—	1,461	(800)	—

Operating (loss) income	(240,498)	133,744	33,724	201,154	210,174
Interest expense	26,696	24,143	20,580	16,234	12,233
Interest income	(1,078)	(1,272)	(996)	(500)	(593)
Pension expense(3)	2,894	16,218	3,941	2,532	2,974

Interest and other expense, net	28,512	39,089	23,525	18,266	14,614

(Loss) income before income taxes	(269,010)	94,655	10,199	182,888	195,560
Income tax (benefit) expense(4)	(2,029)	30,803	54,541	70,773	73,507

Net (loss) income	$(266,981)	$63,852	$(44,342)	$112,115	$122,053

Net (loss) income per share:
Net (loss) income per common share—basic	$(7.27)	$1.75	$(1.18)	$2.90	$3.08

Net (loss) income per common share—diluted	$(7.27)	$1.73	$(1.18)	$2.87	$3.03

Cash dividends declared per share	$0.56	$0.56	$0.56	$0.56	$0.56
Balance Sheet Data:
Working capital	$793,128	$904,715	$956,588	$968,894	$829,917
Total assets	1,774,250	2,163,506	2,262,859	2,347,368	2,104,019
Total debt(5)	498,123	608,969	716,315	710,768	530,306
Total stockholders’ equity	494,914	781,106	723,734	843,667	820,146
Statement of Cash Flows Data:
Net cash provided by operating activities	$185,543	$130,942	$162,734	$77,133	$74,737
Net cash used in investing activities	(38,455)	(3,769)	(67,929)	(183,633)	(30,273)
Net cash (used in) provided by financing activities	(140,001)	(135,964)	(84,990)	105,968	(53,060)

(1)	2015 — Includes $4.9 million related to Industrial obsolescence reserve.
(2)	2017 — Includes $285.2 million of charges related to goodwill impairment, $19.7 million of transformational expenses, $9.0 million of charges related to litigation reserves, partially offset by a $0.3 million gain reflecting recovery of notes receivable reserved in 2015.

2016 — Includes $20.5 million gain on sale of City of Industry facility, $4.0 million charge related to a litigation reserve, $1.2 million charge related to severance costs for operating leadership, $0.9 million reversal of 2015 restructuring expenses partially offset by 2016 facility charges.

2015 — $115.8 million charge related to Industrial impairment of goodwill and intangible assets, $18.6 million charge related to workforce reductions and facility consolidations, a $17.0 million loss on sale and related costs of the Company’s Mexican subsidiary, $12.0 million intangible asset impairment charge related to rebranding and accelerated amortization related to rebranding efforts, and $10.7 million impairment of seller notes receivable related to the Company’s prior year sale of a software service provider.

2014 — $8.2 million loss on disposition of a software service provider.

2013 — $13.0 million charge for a workforce reduction and facility closures and a $1.2 million asset impairment charge.

(3)	On January 1, 2018, the Company adopted the Financial Accounting Standards Board Accounting Standard Update (“ASU”) No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard requires registrants that include a measure of operating income to include the service cost component in the same financial statement line item as other compensation costs and to report other pension-related costs, including amortization of prior service cost/credit and settlement and curtailment effects, etc. separately, excluding them from operating expenses and operating income. This resulted in a $2.9 million, $16.2 million, $3.9 million, $2.5 million and $3.0 million reclassification between operating expense and pension expense in the Company’s Consolidated Statements of Operations for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Included within pension expense in 2016 is a $12.5 million charge related to a defined benefit plan settlement.
(4)	Includes $2.6 million related to the one-time impact of the passage of the Tax Cuts and Jobs Act (“Tax reform”, “2017 Tax act” or the “Act”) in 2017; $1.7 million related to tax effect of a dividend from a foreign subsidiary and a $0.4 million change in reserve related to uncertain tax positions taken in the prior year in 2016; and the tax effects for items noted above for each respective year.
(5)	Total debt includes current maturities where applicable.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements often contain words such as “expects”, “anticipates”, “estimates”, “intends”, “plans”, “believes”, “seeks”, “will”, “is likely to”, “scheduled”, “positioned to”, “continue”, “forecast”, “predicting”, “projection”, “potential” or similar expressions. Forward-looking statements include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results or events and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here. These risks and uncertainties include, without limitation, those set forth under the heading “Risk Factors” in the Company’s Securities and Exchange Commission filings.

Readers should not place undue reliance on forward-looking statements contained herein. The forward-looking information herein is given as of this date only, and the Company undertakes no obligation to revise or update it.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the information included herein and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 in Part I, Item 1 – Description of Business, Item 6 – Selected Financial Data and in Item 8 – Financial Statements and Supplementary Data. Please see the Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted EBITDA and Free Cash Flow table (the “Non-GAAP table”) for information concerning the reconciliation of GAAP to Non-GAAP financial measures.

Key Trends and Recent Results

Results for 2017 were negatively impacted by lower sales volume that resulted in reduced gross profit, supplier allowances and inventory balances as the Company reduced purchases to more closely align with sales. The decline in operating results and softening within the industries that the Company operates, led to charges for goodwill impairment. The Company incurred transformational expenses in the year as part of the Company’s strategic driver to advance supplier partnerships and, in addition to higher costs for employee compensation, was unable to deleverage fixed costs at a pace commensurate with the sales decline. We are implementing strategies to address market trends, but we expect these trends will continue to impact results of operations and financial condition in subsequent periods.

Recent Results

•	Net loss per share for 2017 was $(7.27) compared to diluted earnings per share of $1.73 in 2016, including impacts of the Actions discussed below. Non-GAAP adjusted diluted earnings per share in 2017 were $0.67 compared to adjusted earnings per share of $1.54 in 2016. Refer to the Non-GAAP table included later in this section for more detail on the Actions.

•	Sales decreased 5.8%, workday adjusted, to $5.0 billion, driven by reduced sales in JanSan, traditional office products, office furniture and technology products, partly offset by growth in industrial supplies, cut-sheet paper and automotive product categories.

•	Gross profit was down $53.8 million, primarily due to decreased sales volume, and gross profit as a percentage of sales for 2017 decreased slightly to 14.0% in 2017 compared to 14.2% in 2016.

•	Operating expenses in 2017 totaled $946.6 million or 18.8% of sales compared with $626.1 million or 11.7% of sales in 2016, including impacts of the Actions discussed below. Adjusted operating expenses in 2017 decreased to $632.9 million compared to $642.4 million in 2016, principally driven by cost saving initiatives, partially offset by increased variable incentive compensation. Adjusted operating expenses as a percentage of sales increased to 12.6% in 2017 from 12.0% in 2016 due to lower sales volume.

•	Operating loss in 2017 was $(240.5) million or (4.8%) of sales, compared with operating income of $133.7 million or 2.5% of sales in the prior year, including impacts of the Actions discussed below. Adjusted operating income in 2017 was $73.1 million or 1.5% of sales, compared with $117.5 million or 2.2% of sales in 2016, primarily resulting from reduced gross margin in the current year, partially offset by reduced adjusted operating expenses.

•	Operating cash flows for 2017 were $185.5 million versus $130.9 million in 2016. The 2017 increase was primarily attributable to increased accounts payable balances, and reduced accounts receivable and inventory balances.

•	Cash flow used in investing activities was $38.5 million in 2017 compared to $3.8 million in the prior year, due primarily to the sale of the City of Industry, California facility in 2016.

•	Cash outflows from financing activities were $140.0 million in 2017 compared to $136.0 million in 2016.

•	In February 2017, the Company replaced two of its financing agreements with a new credit agreement to provide enhanced liquidity and increase debt availability.

Actions impacting comparability of results (the “Actions”)

2017 Actions

•	Goodwill impairment charges of $285.2 million were recognized (refer to Note 6 – “Goodwill and Intangible Assets”).

•	Transformational expenses associated with the implementation of strategic drivers to improve the value of the business totaled $19.7 million. These expenses, which result from the changing strategies of the Company, included consulting fees and other activities for which the Company has had significant expense.

•	Litigation matters resulted in accruals of $9.0 million (refer to Note 18 – “Legal Matters”).

•	One-time tax expenses of $2.6 million related to the December 2017 changes in tax laws (refer to Note 15 – “Income Taxes”).

•	Recovery related to notes receivable, which were impaired in 2015, resulted in $0.3 million of gain in 2017.

2016 Actions

•	Sale of a facility resulted in a $20.5 million gain.

•	A voluntary lump-sum pension offering resulted in a significant reduction of interest rate, mortality and investment risk of the Essendant Pension Plan. Due to this offer, a settlement and remeasurement of the Essendant Pension Plan was required, resulting in a defined benefit plan settlement loss of $12.5 million.

•	An accrual related to ongoing Telephone Consumer Protection Act of 1991 (“TCPA”) litigation of $4.0 million.

•	The tax impact of settlement of a dividend from a foreign subsidiary of $1.7 million.

•	Severance costs of $1.2 million related to two members of the Company’s operating leadership team.

•	A $1.2 million reversal of restructuring expenses accrued in 2015 due to severance, partially offset by a $0.3 million facility consolidation charge.

•	A reserve recognized related to discrete prior year uncertain tax positions of $0.4 million.

2015 Actions

•	Charges totaling $120.7 million relating to the Industrial business unit were incurred in the fourth quarter. These charges were comprised of an impairment of goodwill and intangibles totaling $115.8 million and an increase in reserves for obsolete inventory of $4.9 million. These impacts were the result of the macroeconomic environment in the oilfield and energy sectors.

•	Restructuring actions were taken to improve the Company’s operational utilization, labor spend, inventory performance and functional alignment of the organization. This included workforce reductions and facility consolidations with an unfavorable impact of $18.6 million for the year.

•	Sale of Azerty de Mexico, the Company’s operations in Mexico, resulted in total charges of $17.0 million. In the year, the subsidiary had net sales of $50.1 million and operating loss of $5.0 million, excluding the charges previously mentioned.

•	The Company officially rebranded to Essendant Inc. to communicate the Company’s strategy in a consistent manner. The rebranding resulted in reevaluation of the Company’s trademarks and it was determined that the ORS Nasco trademark and certain OKI brands were impaired. Pre-tax, non-cash, impairment charges and accelerated amortization totaling $12.0 million were recorded in the year.

•	In 2014, the Company sold its subsidiary that provided software services in exchange for a combination of cash and convertible and non-convertible notes. Based upon subsequent information, the Company determined it was not able to collect the note amounts or other receivables due from the acquirer and, as such, fully impaired the receivables and recorded a loss of $10.7 million during 2015.

Actions and events expected to affect future results

•	Restructuring Program. Essendant has launched a restructuring program to advance the Company’s strategic drivers by reducing the cost base, aligning organizational infrastructure and leadership with the Company’s growth channels to drive sales, and providing capacity to invest in products with preferred suppliers and in growth categories. The Company expects to the restructuring program and other initiatives to reduce costs beginning in 2018 and reach run-rate annual savings of more than $50 million by 2020, with more than half achieved in 2018.

The program includes facility consolidations and workforce reductions with an estimated cash cost of $30 million to $40 million over the restructuring period, which began in the first quarter of 2018.

Product assortment refinements are also planned to eliminate items that have limited availability and lower sales. This is expected to improve service levels and have minimal impact on sales. It will also increase capacity to support expansion into new categories to support customer growth, and is necessary to execute the planned facility consolidations. A non-cash charge related to these refinements is expected in the first quarter of 2018 and estimated in the range of $42 million to $48 million. Refer to Note 7 – “Severance and Restructuring Charges” for further details.

•	Tax Reform. In 2018, the Company anticipates the effective tax rate, excluding Actions, will be between 35% and 37%, reflecting the reduction in income tax rate promulgated by Tax reform, partly offset by increased state income taxes, the loss of deductions for entertainment expenses and reductions in share price subsequent to the grant date on equity compensation vesting during the year. Refer to Note 2 – “Summary of Significant Accounting Policies” for further details.

Critical Accounting Policies, Judgments and Estimates

As described in Note 2 – “Summary of Significant Accounting Policies”, the preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results may differ from those estimates.

The Company’s critical accounting policies are those which are most significant to the Company’s results of operations and financial condition and require especially difficult, subjective or complex judgments or estimates by management. In most cases, critical accounting policies require management to make estimates on matters that are uncertain at the time the estimate is made. The basis for the estimates is historical experience, terms of existing contracts, observance of industry trends, information provided by customers or suppliers, and information available from other outside sources, as appropriate. These critical accounting policies include the following:

Supplier Allowances

The majority of the Company’s annual supplier allowances and incentives are variable, based solely on the volume and mix of the Company’s product purchases from suppliers. These variable allowances are recorded based on the Company’s annual inventory purchase volumes and product mix and are included in the Company’s Consolidated Financial Statements as a reduction to cost of goods sold, thereby reflecting the net inventory purchase cost. The potential amount of variable supplier allowances often differs based on purchase volumes by supplier and product category. Changes in the Company’s sales volume (which can increase or reduce inventory purchase requirements), changes in product sales mix (especially because higher-margin products often benefit from higher supplier allowance rates), or changes in the amount of purchases Essendant makes to attain supplier allowances can create fluctuations in future results.

Customer Rebates

Customer rebates include volume rebates, sales growth incentives, advertising allowances, participation in promotions and other miscellaneous discount programs. Estimates for volume rebates and growth incentives are based on estimated annual sales volume to the Company’s customers. The aggregate amount of customer rebates depends on product sales mix and customer mix changes. Reported results reflect management’s current estimate of such rebates. Changes in estimates of sales volumes, product mix, customer mix or sales patterns, or actual results that vary from such estimates may impact future results.

Allowance for doubtful accounts

Management estimates an allowance for doubtful accounts, which addresses the collectability of trade accounts receivable based on judgments as to the collectability of trade accounts receivable balances driven by historic results and future expectations. This allowance adjusts gross trade accounts receivable downward to its estimated collectible or net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company’s trade accounts receivable aging. Uncollectible trade receivable balances are written off against the allowance for doubtful accounts when it is determined that the trade receivable balance is uncollectible.

Inventory Reserves

The Company also records adjustments to inventory that is obsolete, damaged, defective or slow moving. Inventory is recorded at the lower of cost or market. These adjustments are determined using historical trends such as the age of the inventory, market demands, customer commitments, and new products introduced to the market. The reserves are further adjusted, if necessary, as new information becomes available; however, based on historical experience, the Company does not believe the estimates and assumptions will have a material impact on the financial statements as of and for the year ended December 31, 2017. Product assortment refinements are planned in 2018 to address items with limited availability and lower sales. An estimated non-cash charge of $42 million to $48 million is expected in the first quarter of 2018 and will be reflected as additional cost of goods sold.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the accounting guidance for income taxes. The Company estimates actual current tax expense and assesses temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These temporary differences result in the recognition of deferred tax assets and liabilities. A provision has not been made for deferred U.S. income taxes on the undistributed earnings of the Company’s foreign subsidiaries as these earnings have historically been permanently invested. It is not practicable to determine the amount of unrecognized deferred tax liability for such unremitted foreign earnings. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense.

Pension Obligations

To select the appropriate actuarial assumptions when determining pension benefit obligations, the Company relied on current market conditions, historical information and consultation with and input from the Company’s outside actuaries. These actuarial assumptions include discount rates, expected long-term rates of return on plan assets, and life expectancy of plan participants. The expected long-term rate of return on plan assets assumption is based on historical returns and the future expectation of returns for each asset category, as well as the target asset allocation of the asset portfolio.

At December 31, 2017, the Company refined the method used to determine the service and interest cost components of the Company’s net periodic benefit cost. Previously, the cost was determined using a single weighted-average discount rate derived from the yield curve. Under the refined method, known as the spot rate approach, individual spot rates along the yield curve that correspond with the timing of each benefit payment are used. The Company believes this change provides a more precise measurement of service and interest costs by improving the correlation between projected cash outflows and corresponding spot rates on the yield curve. Compared to the previous method, the spot rate approach will decrease the service and interest components of the Company’s benefit costs by an immaterial amount in 2018. There is no impact on the total benefit obligation. The Company will account for this change prospectively as a change in accounting estimate.

Net periodic pension cost for 2017 was $4.2 million, compared to $17.6 million in 2016 and $5.4 million in 2015. 2016 net periodic pension cost includes a settlement charge of $12.5 million related to a lump-sum offering. Refer to Note 13 – “Pension Plans and Defined Contribution Plan” for further information. To better understand the impact of changes in net periodic pension cost based on certain circumstances the company performed a sensitivity analysis, noting that a one percentage point decrease or increase in the assumed discount rate would have resulted in an increase or decrease in pension expense for 2017 of approximately $2.0 million and increase or decrease in the year-end projected benefit obligation by $37.7 million. Additionally, a one percentage point decrease or increase in the expected rate of return assumption would have resulted in an increase or decrease, respectively, in the net periodic benefit cost for 2017 of approximately $1.4 million.

Results for the Years Ended December 31, 2017, 2016 and 2015

The following table presents the Consolidated Statements of Operations results (in thousands). This table has been recast to reflect the retrospective effect of adoption of ASU 2017-07 which reclassified the components of net periodic pension cost other than service cost from operating expenses to pension expense:

	Year Ended December 31,
	2017		2016		2015
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Net sales:(1)
Janitorial, foodservice and breakroom supplies (JanSan)	$1,324,051	26.3%	$1,453,425	27.1%	$1,475,379	27.4%
Technology products	1,216,103	24.1%	1,348,404	25.1%	1,356,342	25.3%
Traditional office products	745,719	14.8%	830,856	15.5%	841,654	15.7%
Industrial supplies	589,857	11.7%	562,485	10.5%	588,578	11.0%
Cut sheet paper	414,989	8.2%	403,090	7.4%	346,969	6.5%
Automotive	324,060	6.5%	316,546	5.9%	279,966	5.2%
Office furniture	268,484	5.3%	299,180	5.6%	321,295	6.0%
Freight and other	154,064	3.1%	155,036	2.9%	152,863	2.9%

Total net sales	5,037,327	100.0%	5,369,022	100.0%	5,363,046	100.0%
Cost of goods sold	4,331,273	86.0%	4,609,161	85.8%	4,526,551	84.4%

Total gross profit	$706,054	14.0%	$759,861	14.2%	$836,495	15.6%
Total operating expenses	946,552	18.8%	626,117	11.7%	802,771	15.0%

Total operating (loss) income	$(240,498)	-4.8%	$133,744	2.5%	$33,724	0.6%
Interest expense, net	25,618	0.5%	22,871	0.4%	19,584	0.4%
Pension expense	2,894	0.0%	16,218	0.3%	3,941	0.0%

Interest and other expense, net	28,512	0.5%	39,089	0.7%	23,525	0.4%

(Loss) income before income taxes	$(269,010)	-5.3%	$94,655	1.8%	$10,199	0.2%
Income tax (benefit) expense	(2,029)	0.0%	30,803	0.6%	54,541	1.0%

Net (loss) income	$(266,981)	-5.3%	$63,852	1.2%	$(44,342)	-0.8%

(1)	Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and did not impact the Consolidated Statements of Operations. All presentations described below are based on the reclassified amounts.

Comparison of Results for the Years Ended December 31, 2017 and 2016

Net Sales. Net sales for the year ended December 31, 2017 were $5.0 billion, a workday adjusted decrease of 5.8% from $5.4 billion in sales during 2016. 2018 net sales are expected to be down 3% to 6% compared to 2017. Net sales by key product category for 2017 and 2016 included the following (in thousands):

JanSan sales decreased $129.4 million or 8.9% in 2017 compared to 2016. Sales decreased due to declines in the national reseller channel of $118.1 million and the independent reseller channel of $13.4 million. As a percentage of total sales, JanSan represented 26.3% in 2017, a decrease from the 2016 percentage of total sales of 27.1%. This decrease was principally the result of reduced demand due to specific customer losses and continued competitive actions from other JanSan product providers.

Technology product sales decreased $132.3 million or 9.8% in 2017 versus 2016. Sales in this product category decreased primarily due to declines in the national reseller channel of $68.6 million, independent reseller channel of $53.7 million as well as declines in e-commerce sales of $9.9 million. As a percentage of total sales, technology products represented 24.1% in 2017, a decrease from the 2016 percentage of total sales of 25.1% due to specific customer losses and reduced supplier promotion activity throughout 2017.

Traditional office product sales decreased $85.1 million or 10.2% in 2017 versus 2016. Sales in this category decreased due to reductions in the national reseller channel of $42.7 million, declines in the independent reseller channel of $36.9 million and e-commerce sales declines of $5.5 million. As a percentage of total sales, traditional office products represented 14.8% in 2017, a decrease from the 2016 percentage of total sales of 15.5%.

Industrial supplies sales increased $27.4 million or 4.9%. The increase was primarily driven by growth in general industrial sales of $14.6 million, international sales of $6.6 million and energy sales of $6.1 million. As a percentage of total sales, industrial supplies represented 11.7% in 2017, an increase from the 2016 percentage of total sales of 10.5% due to product category growth.

Cut sheet paper product sales increased $11.9 million or 3.0% in 2017 compared to 2016. The increase in this category was primarily driven by increased sales to independent resellers of $10.5 million and e-commerce sales increases of $3.4 million, partially offset by declines in sales to national resellers of $2.0 million. As a percentage of total sales, cut sheet paper represented 8.2% in 2017, which increased from the 2016 percentage of total sales of 7.4%.

Automotive product sales increased $7.5 million or 2.4% in 2017 versus 2016. The increase in this category was primarily due to increases in recreational vehicle and marine sales of $4.6 million and mobile sales of $2.6 million, partially offset by declines in collision sales of $3.6 million. As a percentage of total sales, automotive products represented 6.5% in 2017, which increased from the 2016 percentage of total sales of 5.9%.

Office furniture sales decreased $30.7 million or 10.3% in 2017 compared to 2016. The decrease was primarily the result of declines in sales to independent resellers of $16.4 million with additional declines in the national reseller channel of $7.2 million and e-commerce channel sales declines of $7.1 million. As a percentage of total sales, office furniture represented 5.3% in 2017, a decrease from the 2016 percentage of total sales of 5.6%.

The remainder of the Company’s consolidated 2017 net sales was composed of freight and other revenues.

Gross Profit and Gross Margin Rate. Gross profit for 2017 was $706.1 million, compared to $759.9 million in 2016. Gross profit as a percentage of net sales (the gross margin rate) of 14.0% for 2017 was down 20 basis points (“bps”) from the prior-year period gross margin rate of 14.2%. This decrease was due to deleveraging of the distribution network and transportation costs (41 bps) and inventory-related valuation (29 bps), partially offset by favorable product margin (43 bps) driven by inflation and benefits from merchandising and pricing actions related to the implementation of the Company’s strategic drivers which were offset by lower supplier allowances due to decreased sales volume. Sales to larger resellers are generally lower margin than sales to smaller resellers. Sales to new customers tend to be lower margin but typically improve over time. Lower margin categories include cut-sheet paper products and technology products, while JanSan, traditional office products, furniture and industrial supplies are higher margin categories.

Operating Expenses. Operating expenses for 2017 were $946.6 million or 18.8% of sales, compared with $626.1 million or 11.7% of sales in the same period last year. Excluding the Actions in 2017 and 2016, adjusted operating expenses were $632.9 million or 12.6% of sales in 2017 compared to $642.4 million or 12.0% of sales in 2016. The increase in adjusted operating expenses as a percentage of sales in 2017 was principally driven by a reset of incentive compensation. Through the Company’s strategic actions of reengineering the inbound freight operations by opening freight consolidation centers, aligning the distribution network footprint with sales volume and targeted cost improvements through a zero-based budgeting approach, the Company has targeted annualized cost savings in excess of $50 million by 2020.

Interest and Other Expense, net. Interest and other expense, net for 2017 was $28.5 million or 0.5% of total sales, compared with $39.1 million or 0.7% of total sales in 2016. This decrease was primarily driven by the defined benefit settlement expense of $12.5 million in 2016 and reductions in outstanding debt, partially offset by higher interest rates in 2017.

Income Taxes. Income tax benefit was $(2.0) million in 2017, compared to expense of $30.8 million in 2016. The Company’s effective tax rate was 0.8% and 32.5% in 2017 and 2016, respectively. This change was primarily driven by the permanent impacts of the cumulative goodwill impairments that occurred in 2017. The Company’s effective tax rate excluding these Actions would have been 44.4% and 37.7% in 2017 and 2016, respectively. The increase reflects the change in accounting for equity compensation (ASU 2016-09) adopted in 2017 resulting in $2.0 million of additional tax expense during the year or $1.3 million effected for Tax reform. Further, income tax expense was impacted by the passage of tax reform in December 2017, including through the remeasurement of deferred tax assets and liabilities, recording of the one-time transition tax and other necessary reassessments of the Company’s historical tax positions totaling $2.6 million.

Net (Loss) Income. Net loss for 2017 was $(267.0) million compared to a net income of $63.9 million in 2016. Basic loss per share was $(7.27) in 2017, compared to diluted earnings per share of $1.73 in 2016. Excluding the Actions in 2017 and 2016, adjusted net income for 2017 and 2016 was $24.8 million and $57.0 million, respectively. Adjusted diluted earnings per share were $0.67 and $1.54 for 2017 and 2016, respectively. Adjusted diluted earnings per share in the first quarter of 2018 is expected to be lower than the fourth quarter of 2017, reflecting impacts from the national reseller sales decline, the annual first quarter reset of employee time off expense and lower supplier allowances resulting from opportunistic inventory purchases.

Comparison of Results for the Years Ended December 31, 2016 and 2015

Net Sales. Net sales for the year ended December 31, 2016 were $5.4 billion, a workday adjusted 0.3% decrease from $5.4 billion in sales during 2015. Net sales by product category for 2016 and 2015 included the following:

JanSan sales decreased $22.0 million or 1.5% in 2016 compared to 2015. Sales decreased due to a decline in sales in the independent reseller channel of $19.4 million and the national reseller channel of $13.5 million, partially offset by online growth of $12.7 million. As a percentage of total sales, JanSan represented 27.1% in 2016, a decrease from the 2015 percentage of total sales of 27.4%. This decrease was the result of reduced demand principally due to declines in customer experience and competitive actions from other wholesalers.

Technology product sales decreased $7.9 million or 0.6% in 2016 versus 2015. Excluding $50.1 million in sales from the Company’s subsidiary in Mexico in 2015, which was sold in 2016, net sales in this category increased 3.2% compared to the prior year, primarily driven by increases in sales in the independent reseller channel of $83.3 million, partially offset by declines in sales to national resellers of $37.8 million and declines in e-commerce sales of $3.3 million. As a percentage of total sales, technology products represented 25.1% in 2016, a decrease from the 2015 percentage of total sales of 25.3% due to the sale of the Company’s Mexican subsidiary.

Traditional office product sales decreased $10.8 million or 1.3% in 2016 versus 2015. This decrease in the product category was primarily driven by the buying patterns of national resellers totaling $7.7 million in the year, a decline of $1.8 million in the independent reseller channel and a decrease in e-commerce sales of $1.3 million. As a percentage of total sales, traditional office products represented 15.5% in 2016 a decrease from 15.7% in 2015.

Industrial supplies sales decreased $26.1 million or 4.4% in 2016 compared to 2015. The decline was driven by weakness in the general industrial channel and consolidation in the welding channel. Sales in the general industrial and welding channels declined by $22.9 million and $21.9 million, respectively. This was partially offset by growth in the retail channel of $17.8 million. As a percentage of total sales, industrial supplies represented 10.5% in 2016, a decrease from the 2015 percentage of total sales of 11.0%.

Cut sheet paper product sales increased $56.1 million or 16.2% in 2016 versus 2015. The increase in this category was solely driven by increased sales to independent resellers of $56.0 million. As a percentage of total sales, cut sheet paper represented 7.4% in 2016, which increased from the 2015 percentage of total sales of 6.5%.

Automotive product sales increased $36.6 million or 13.1% in 2016 versus 2015. The increase in this category was primarily due to the acquisition of Nestor in the third quarter of 2015, which contributed an additional $64.9 million in net sales in 2016 compared to $27.1 million in 2015. As a percentage of total sales, automotive products represented 5.9% in 2016, which increased from the 2015 percentage of total sales of 5.2% due to the impact of the acquisition.

Office furniture sales decreased $22.1 million or 6.9% in 2016 compared to 2015. The decreased revenue was primarily the result of declines in sales to national resellers of $14.4 million and independent resellers of $7.7 million. As a percentage of total sales, office furniture represented 5.6% in 2016, a decrease from the 2015 percentage of total sales of 6.0%.

The remainder of the Company’s consolidated 2016 net sales was composed of freight and other revenues.

Gross Profit and Gross Margin Rate. Gross profit for 2016 was $759.9 million, compared to $836.5 million in 2015. The gross margin rate of 14.2% for 2016 was down 140 bps from the prior-year period gross margin rate of 15.6%. This decrease was due to an unfavorable product margin (133 bps), primarily driven by an unfavorable change in category and channel mix (107 bps), and higher freight costs (21 bps).

Operating Expenses. Operating expenses for 2016 were $626.1 million or 11.7% of sales, compared with $802.8 million or 15.0% of sales in the same period last year. Excluding the Actions in 2016 and 2015, adjusted operating expenses were $642.4 million or 12.0% of sales in 2016 compared to $628.7 million or 11.7% of sales in 2015. The increase in adjusted operating expenses in 2016 was principally driven by the recognition of an allowance on prepaid rebates and receivables from one customer totaling $13.3 million.

Interest and Other Expense, net. Interest and other expense, net for 2016 was $39.1 million or 0.7% of total sales, compared with $23.5 million or 0.4% of total sales in 2015. This increase was primarily driven by the defined benefit settlement expense of $12.5 million and higher interest rates in 2016.

Income Taxes. Income tax expense was $30.8 million in 2016, compared with $54.5 million in 2015. The Company’s effective tax rate was 32.5% and 534.8% in 2016 and 2015, respectively. This effective tax rate decline was primarily driven by the prior year Actions, particularly the 2015 noncash impairment charges for goodwill that were nondeductible for tax purposes and the 2015 loss on the sale of the Mexican subsidiary that carried a full valuation allowance. Additional favorability in 2016 is attributed to the reduction of valuation allowances related to the gain on the sale of the City of Industry facility. The Company’s effective tax rate excluding these Actions would have been 37.7% and 39.1% in 2016 and 2015, respectively.

Net Income (Loss). Net income for 2016 was $63.9 million compared to a net loss of $(44.3) million in 2015. Diluted earnings per share were $1.73 in 2016, compared to a loss per share of $(1.18) in 2015. Excluding the Actions in 2016 and 2015, adjusted net income for 2016 and 2015 was $57.0 million and $116.4 million, respectively. Adjusted diluted earnings per share were $1.54 and $3.08 for 2016 and 2015, respectively.

Liquidity and Capital Resources

Essendant’s growth has historically been funded by a combination of cash provided by operating activities and debt financing. The Company believes that its cash flow from operations and collections of receivables, coupled with the Company’s sources of borrowings and available cash on hand, are sufficient to fund currently anticipated requirements. These requirements include payments of interest and dividends, scheduled debt repayments, capital expenditures, working capital needs, the funding of pension plans, additional share repurchases and acquisitions, if applicable. The Company believes that its sources of borrowings are sound and that the strength of its balance sheet affords the Company the financial flexibility to respond to both internal growth opportunities and those available through acquisitions.

The Company’s outstanding debt consisted of the following amounts (in millions):

	As of December 31, 2017	As of December 31, 2016
2017 Credit Agreement
Term Loan	$73.1	$—
Revolving Credit Facility	181.3	—
FILO Facility	100.0	—
2013 Credit Agreement	—	260.4
2013 Note Purchase Agreement	150.0	150.0
Receivables Securitization Program	—	200.0

Debt	504.4	610.4
Stockholders’ equity	494.9	781.1

Total capitalization	$999.3	$1,391.5

Debt-to-total capitalization ratio	50.5%	43.9%

The increase in the debt-to-capitalization ratio at December 31, 2017, compared to December 31, 2016 is due primarily to the net loss during the year which more than offset reductions in outstanding debt.

As discussed further in Item 8, Note 11 – “Debt,” in February 2017, the Company entered into the 2017 Credit Agreement and terminated the Receivables Securitization Program. The maximum amount the Company is able to borrow under the 2017 Credit Agreement is determined based on the value of the Company’s accounts receivable, inventory, owned real estate and certain equipment.

Availability of financing as of December 31, 2017, is summarized below (in millions):

	Aggregated Committed Principal	Gross Borrowing Base Availability	Total Utilization	Net Availability
2017 Credit Agreement
Term Loan	$73.1	$73.1	$73.1	$—
Revolving Credit Facility(1)	1,000.0	837.0	358.4	478.6
First-in-Last-Out (“FILO”)(2)	100.0	99.0	100.0	(1.0)

Total all Funding Sources	$1,173.1	$1,009.1	$531.5	$477.6

1)	The 2017 Credit Agreement provides for the issuance of letters of credit up to $50.0 million, plus up to $165.0 million to be used as collateral for obligations under the 2013 Note Purchase Agreement. Letters of credit totaling approximately $177.1 million were utilized as of December 31, 2017.
2)	The FILO loan was remeasured effective for the year ended December 31, 2017. The under-collateralized amount of $1.0 million was then funded via the Revolving Credit Facility.

Disclosures About Contractual Obligations

The following table aggregates all contractual obligations that affect financial condition and liquidity as of December 31, 2017 (in millions):

	Payment due by period
Contractual obligations	2018	2019 & 2020	2021 & 2022	Thereafter	Total
Debt	$6	$12	$486	$—	$504
Fixed interest payments on long term debt(1)	8	16	7	—	31
Operating leases	58	102	59	90	309
Purchase obligations	6	3	—	—	9
Tax payment pursuant to the Tax Reform	—	1	—	2	3
Acquisition related future payments	2	—	—	—	2

Total contractual cash obligations	$80	$134	$552	$92	$858

1)	The Company has entered into an interest rate swap transaction on a portion of its long-term debt. The fixed interest payments noted in the table are based on the notional amounts and fixed rate inherent in the swap transactions and related debt instruments.

In December 2017, the Company’s Board of Directors approved a cash contribution to the Essendant Pension Plan, which was made in 2018, totaling $10.0 million. Additional contributions, if any, for 2018 have not yet been determined.

At December 31, 2017, the Company had a liability for unrecognized tax benefits of $3.9 million as discussed in Item 8, Note 15—“Income Taxes”, and an accrual for the related interest, that is excluded from the Contractual Obligations table. Due to the uncertainties related to these tax matters, the Company is unable to make a reasonably reliable estimate when cash settlement with a taxing authority may occur.

Cash Flows

Cash flows for the Company for the years ended December 31, 2017, 2016 and 2015 are summarized below (in thousands):

	Years Ended December 31,
	2017	2016	2015
Net cash provided by operating activities	$185,543	$130,942	$162,734
Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Net cash used in financing activities	(140,001)	(135,964)	(84,990)

Cash Flows From Operations

The 2017 increase in net cash provided by operating activities was principally the result of increased accounts payable and reductions in accounts receivable and inventory, partly offset by diminished operating results. The 2016 decline in net cash provided by operating activities compared to 2015 was principally the result of diminished operating results and decreased accounts payable, partially offset by reductions in accounts receivable and inventory. Free cash flow for 2018 is expected to be in excess of $40 million.

Cash Flows From Investing Activities

Gross capital spending for 2017, 2016 and 2015, was $38.6 million, $37.7 million and $28.3 million, respectively, which was used for various investments in fleet equipment, information technology systems, technology hardware, and distribution center equipment and facility projects. During 2016, the Company received $33.9 million from the disposition of the City of Industry facility. Additionally, cash used in 2015 included $40.5 million related to an acquisition.

Cash Flows From Financing Activities

The Company’s cash flow from financing activities is largely dependent on levels of borrowing under the Company’s credit agreements, the acquisition or issuance of treasury stock, and quarterly dividend payments. Cash outflows from financing activities in 2017 included the repayment of the asset securitization program and payment of debt issuance costs incurred in connection with the 2017 Credit Agreement, partially offset by incremental borrowings under the 2017 Credit Agreement. Cash outflows from financing activities in 2016 included the partial debt repayment of $108.1 million compared to 2015 net borrowings of $4.6 million, partly offset by 2016 share repurchase activity of $6.8 million compared to 2015 share repurchases of $68.1 million.

The Company paid a $0.14 per share dividend on January 12, 2018, totaling $5.2 million. In February 2018, the Board of Directors approved a dividend of $0.14 to be paid on April 13, 2018 to shareholders of record as of March 15, 2018. In the aggregate, the Company paid dividends of $20.7 million, $20.5 million and $21.2 million in 2017, 2016 and 2015, respectively.

Inflation/Deflation and Changing Prices

The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases products on a regular basis in an effort to maintain inventory at levels that it believes are sufficient to satisfy the anticipated needs of customers, based upon historical buying practices and market conditions. Although the Company historically has been able to pass through manufacturers’ price increases to customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on. Conversely, when manufacturers’ prices decline, lower sales prices could result in lower margins as the Company sells through existing inventory. As a result, changes in the prices paid by the Company for products could have a material effect on the Company’s net sales, gross margins and net income.

New Accounting Pronouncements

For information about recently issued accounting pronouncements, see Item 8, Note 2—“Summary of Significant Accounting Policies.”

Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted EBITDA and Free Cash Flow (the “Non-GAAP table”)

The Non-GAAP table below presents Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings per Share, Adjusted EBITDA and Free Cash Flow for the twelve months ended December 31, 2017, 2016 and 2015. These non-GAAP measures exclude certain non-recurring items and exclude other items that do not reflect the Company’s ongoing operations, and are included to provide investors with useful information about the financial performance of the business. The presented non-GAAP financial measures should not be considered in isolation or as substitutes for the comparable GAAP financial measures. The non-GAAP financial measures do not reflect all of the amounts associated with the results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate the results of operations in conjunction with the corresponding GAAP financial measures.

In order to calculate the non-GAAP measures, management excludes the following items to the extent they occur in the reporting period, to facilitate the comparison of current and prior year results and ongoing operations, as management believes these items do not reflect the underlying cost structure of the business. These items can vary significantly in amount and frequency.

•	Restructuring charges. Workforce reduction and facility closure charges such as employee termination costs, facility closure and consolidation costs, and other costs directly associated with shifting business strategies or business conditions that are part of a restructuring program.

Restructuring actions were taken in 2015 and had impacts during both 2016 and 2015 (refer to Item 8, Note 7 – “Severance and Restructuring Charges”).

•	Gain or loss on sale of assets or businesses. Sales of assets, such as buildings or equipment, and businesses can cause gains or losses. These transactions occur as the Company is repositioning its business and reviewing its cost structure.

The Company recognized a gain on the sale of its City of Industry facility in 2016 (refer to Item 8, Note 12 – “Leases, Contractual Obligations and Contingencies”), a loss on the sale and related impairment of intangible assets of the operations in Mexico in 2015 and an impairment of the seller notes related to the sale of the software services provider in 2015.

•	Severance costs for operating leadership. Employee termination costs related to members of the Company’s operating leadership team are excluded as they are based upon individual agreements.

In 2016, the Company recorded a charge related to the severance of two operating leaders which were not part of a restructuring program.

•	Asset impairments. Changes in strategy or macroeconomic events may cause asset impairments.

During 2017, the Company recorded goodwill impairments which resulted from declines in sales, earnings and market capitalization (refer to Note 6 – “Goodwill and Intangible Assets”). In 2015, the Company recorded impairment and accelerated amortization of its trademarks upon the announcement of its rebranding effort. The Company recorded impairment of goodwill and intangible assets, as well as an increase in reserves for obsolete inventory, based on a strategic review of the Industrial business unit in 2015.

•	Other actions. Actions, which may be non-recurring events, that result from the changing strategies and needs of the Company and do not reflect the underlying expense of the on-going business.

In 2017, other actions include transformational expenses, a litigation charge (refer to Note 18 – “Legal Matters”), the one-time impact due to the December 2017 passage of tax reform and a gain reflecting receipt of payment on notes receivable impaired in 2015. In 2016, other actions included settlement charges related to a defined benefit plan settlement, litigation charges, the tax impact of dividends from a foreign subsidiary and reserves related to prior year uncertain tax positions.

Adjusted gross profit, adjusted operating expenses and adjusted operating income. Adjusted gross profit, adjusted operating expenses and adjusted operating income provide management and investors with an understanding of the results from the primary operations of the business by excluding the effects of items described above that do not reflect the ordinary expenses and earnings of operations. Adjusted operating expenses and adjusted operating income are used to evaluate the period-over-period operating performance as they are more comparable measures of the continuing business. These measures may be useful to an investor in evaluating the underlying operating performance of the business.

Adjusted net income and adjusted diluted earnings per share. Adjusted net income and adjusted diluted earnings per share provide a more comparable view of the Company’s underlying performance and trends than the comparable GAAP measures. Net income and diluted earnings per share are adjusted for the effect of items described above that do not reflect the ordinary earnings of operations.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). Adjusted EBITDA is helpful in evaluating the Company’s operating performance and is used by management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting. Net income is adjusted for the effect of interest and other expense, net, taxes, depreciation and amortization and stock-based compensation expense. Management believes that adjusted EBITDA is commonly used by investors to evaluate operating performance between competitors because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Free cash flow. Free cash flow is useful to management and investors as it is a measure of the Company’s liquidity. It provides a more complete understanding of factors and trends affecting cash flows than the comparable GAAP measure. Net cash provided by (used in) operating activities and net cash provided by (used in) investing activities are aggregated and adjusted to exclude acquisitions, net of cash acquired and divestitures.

	For the Years Ended December 31,
	2017	2016	2015
Gross profit	$706,054	$759,861	$836,495
Industrial inventory obsolescence reserve	—	—	4,887

Adjusted gross profit	$706,054	$759,861	$841,382

Operating expenses	$946,552	$626,117	$802,771
Impairment of goodwill (Note 6)	(285,166)	—	—
Transformational expenses	(19,745)	—	—
Litigation reserve (Note 18)	(9,000)	(4,000)	—
Recovery of notes receivable	300	—	—
Gain on sale of City of Industry facility (Note 12)	—	20,541	—
Severance costs for operating leadership	—	(1,245)	—
Impairment of Industrial goodwill and intangible assets	—	—	(115,825)
Restructuring charges (Note 7)	—	956	(18,575)
Loss on disposition of business and related costs	—	—	(16,999)
Impairment of assets and accelerated amortization related to rebranding	—	—	(11,981)
Impairment of seller notes	—	—	(10,738)

Adjusted operating expenses	$632,941	$642,369	$628,653

Operating (loss) income	$(240,498)	$133,744	$33,724
Gross profit and operating expense adjustments noted above	313,611	(16,252)	179,005

Adjusted operating income	$73,113	$117,492	$212,729

Net (loss) income	$(266,981)	$63,852	$(44,342)
Gross profit and operating expense adjustments noted above	313,611	(16,252)	179,005
Defined benefit plan settlement charge	—	12,510	—
Non-GAAP tax provision on adjustments
Impairment of goodwill (Note 6)	(13,356)	—	—
Transformational expenses	(7,655)	—	—
Litigation reserve (Note 18)	(3,488)	(1,508)	—
Tax reform adjustment	2,545	—	—
Recovery of notes receivable	118	—	—
Gain on sale of City of Industry facility (Note 12)	—	1,138	—
Defined benefit plan settlement charge	—	(4,705)	—
Dividend from foreign entity	—	1,666	—
Severance costs for operating leadership	—	(469)	—
State income tax reserve adjustment	—	417	—
Impairment of Industrial goodwill and intangible assets	—	—	(2,636)
Restructuring charges (Note 7)	—	357	(7,059)
Loss on disposition of business and related costs	—	—	49
Impairment of assets and accelerated amortization related to rebranding	—	—	(4,552)
Impairment of seller notes	—	—	(4,080)

Income tax provision on adjusted net income	(21,836)	(3,104)	(18,278)

Adjusted net income	$24,794	$57,006	$116,385

Diluted (loss) earnings per share(1)	$(7.23)	$1.73	$(1.17)
Per share gross profit and operating expense adjustments noted above	8.49	(0.10)	4.78
Non-GAAP tax provision on adjustments	(0.59)	(0.09)	(0.53)

Adjusted diluted net income per share	$0.67	$1.54	$3.08

Net (loss) income	$(266,981)	$63,852	$(44,342)
Income tax (benefit) expense	(2,029)	30,803	54,541
Interest and other expense, net	28,512	39,089	23,525
Depreciation and amortization	43,302	45,527	48,675
Equity compensation expense	7,295	10,202	7,895
Gross profit and operating expense adjustments noted above	313,611	(16,252)	179,005

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)	$123,710	$173,221	$269,299

Net cash provided by operating activities	$185,543	$130,942	$162,734
Less: Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Add: Acquisitions, net of cash acquired	—	—	40,515
Less: Sale of equity investment	—	—	(612)

Free cash flow	$147,088	$127,173	$134,708

(1)	Diluted earnings per share for 2017 and 2015 under GAAP reflect an adjustment to the basic earnings per share due to the net loss. The diluted earnings per share shown here do not reflect this adjustment.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to mean a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 in relation to the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and the Company’s overall control environment. That assessment was supported by testing and monitoring performed both by the Company’s Internal Audit organization and its Finance organization.

Based on that assessment, management concluded that as of December 31, 2017, the Company’s internal control over financial reporting was effective. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on the Consolidated Financial Statements as of and for the three years ended December 31, 2017, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as stated in their report which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Essendant Inc.

Opinion on Internal Control over Financial Reporting

We have audited Essendant Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Essendant Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Essendant Inc. and subsidiaries as of December 31, 2017 and 2016, and the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”) and our report dated February 21, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 21, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Essendant Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Essendant Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1995.

Chicago, Illinois

February 21, 2018

except for Notes 2 and 13, as to which the date is

May 30, 2018

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31
	2017	2016	2015
Net sales	$5,037,327	$5,369,022	$5,363,046
Cost of goods sold	4,331,273	4,609,161	4,526,551

Gross profit	706,054	759,861	836,495
Operating expenses:
Warehousing, marketing and administrative expenses	661,386	626,117	671,972
Impairments of goodwill and intangible assets	285,166	—	129,338
Loss on disposition of business	—	—	1,461

Operating (loss) income	(240,498)	133,744	33,724
Interest expense	26,696	24,143	20,580
Interest income	(1,078)	(1,272)	(996)
Pension expense	2,894	16,218	3,941

Interest and other expense, net	28,512	39,089	23,525

(Loss) income before income taxes	(269,010)	94,655	10,199
Income tax (benefit) expense	(2,029)	30,803	54,541

Net (loss) income	$(266,981)	$63,852	$(44,342)

Net (loss) income per share - basic:
Net (loss) income per share - basic	$(7.27)	$1.75	$(1.18)

Average number of common shares outstanding - basic	36,729	36,580	37,457
Net (loss) income per share - diluted:
Net (loss) income per share - diluted	$(7.27)	$1.73	$(1.18)

Average number of common shares outstanding - diluted	36,729	36,918	37,457
Dividends declared per share	$0.56	$0.56	$0.56

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(dollars in thousands)

	For the Years Ended December 31,
	2017	2016	2015
Net (loss) income	$(266,981)	$63,852	$(44,342)
Other comprehensive income (loss), net of tax
Translation adjustments	2,506	1,427	(9,075)
Translation loss realized through disposition of business	—	—	11,132
Minimum pension liability adjustments	(6,685)	9,682	3,271
Cash flow hedge adjustments	(378)	26	(128)

Total other comprehensive (loss) income, net of tax	(4,557)	11,135	5,200

Comprehensive (loss) income	$(271,538)	$74,987	$(39,142)

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	As of December 31, 2017	As of December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$28,802	$21,329
Accounts receivable, less allowance for doubtful accounts of $17,102 in 2017 and $18,196 in 2016	619,200	678,184
Inventories	821,683	876,837
Other current assets	43,044	32,100

Total current assets	1,512,729	1,608,450
Property, plant and equipment, at cost
Land	6,634	6,634
Buildings	50,593	50,622
Fixtures and equipment	370,628	353,362
Leasehold improvements	37,763	37,147
Capitalized software costs	101,081	97,010

Total property, plant and equipment	566,699	544,775
Less: accumulated depreciation and amortization	433,906	416,524

Net property, plant equipment	132,793	128,251
Intangible assets, net	73,441	83,690
Goodwill	13,153	297,906
Other long-term assets	42,134	45,209

Total assets	$1,774,250	$2,163,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$500,883	$484,602
Accrued liabilities	189,916	197,804
Current maturities of long-term debt	6,079	28

Total current liabilities	696,878	682,434
Deferred income taxes	1,192	6,378
Long-term debt	492,044	608,941
Other long-term liabilities	89,222	84,647

Total liabilities	1,279,336	1,382,400
Stockholders’ equity:
Common stock, $0.10 par value; authorized - 100,000,000 shares, issued - 74,435,628 shares in 2017 and 2016	7,444	7,444
Additional paid-in capital	412,987	409,805
Treasury stock, at cost – 36,811,366 shares in 2017 and 36,951,522 shares in 2016	(1,093,813)	(1,096,744)
Retained earnings	1,219,309	1,507,057
Accumulated other comprehensive loss	(51,013)	(46,456)

Total stockholders’ equity	494,914	781,106

Total liabilities and stockholders’ equity	$1,774,250	$2,163,506

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands, except share data)

					Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Revised)*	Total Stockholders’ Equity (Revised)*
	Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount
As of December 31, 2014	74,435,628	$7,444	(35,719,041)	$(1,042,501)	$412,291	$(62,791)	$1,529,224	$843,667

Net loss	—	—	—	—	—	—	(44,342)	(44,342)
Unrealized translation adjustments	—	—	—	—	—	(9,075)	—	(9,075)
Translation loss realized through disposition of business	—	—	—	—	—	11,132	—	11,132
Minimum pension liability adjustments, net of tax expense of $2,071	—	—	—	—	—	3,271	—	3,271
Unrealized loss on cashflow hedges, net of tax benefit of $135	—	—	—	—	—	(128)	—	(128)

Other comprehensive income	—	—	—	—	—	5,200	(44,342)	(39,142)
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(21,061)	(21,061)
Acquisition of treasury stock	—	—	(1,822,227)	(67,446)	—	—	—	(67,446)
Stock compensation	—	—	362,874	9,080	(1,364)	—	—	7,716

As of December 31, 2015	74,435,628	$7,444	(37,178,394)	$(1,100,867)	$410,927	$(57,591)	$1,463,821	$723,734

Net income	—	—	—	—	—	—	63,852	63,852
Unrealized translation adjustments	—	—	—	—	—	1,427	—	1,427
Minimum pension liability adjustments, net of tax expense of $6,135	—	—	—	—	—	9,682	—	9,682
Unrealized gain on cashflow hedges, net of tax expense of $52	—	—	—	—	—	26	—	26

Other comprehensive income	—	—	—	—	—	11,135	63,852	74,987
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(20,616)	(20,616)
Acquisition of treasury stock	—	—	(241,270)	(6,839)	—	—	—	(6,839)
Stock compensation	—	—	468,142	10,962	(1,122)	—	—	9,840

As of December 31, 2016	74,435,628	$7,444	(36,951,522)	$(1,096,744)	$409,805	$(46,456)	$1,507,057	$781,106

Net loss	—	—	—	—	—	—	(266,981)	(266,981)
Unrealized translation adjustments	—	—	—	—	—	2,506	—	2,506
Minimum pension liability adjustments, net of tax benefit of $2,301	—	—	—	—	—	(6,685)	—	(6,685)
Unrealized loss on cashflow hedges, net of tax benefit of $110	—	—	—	—	—	(378)	—	(378)

Other comprehensive income	—	—	—	—	—	(4,557)	(266,981)	(271,538)
Cash dividend declared, $0.56 per share	—	—	—	—	—	—	(20,767)	(20,767)
Stock compensation	—	—	140,156	2,931	3,182	—	—	6,113

As of December 31, 2017	74,435,628	$7,444	(36,811,366)	$(1,093,813)	$412,987	$(51,013)	$1,219,309	$494,914

*	Revised in 2015 for the impact of the changes in accounting principle related to inventory accounting.

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,
	2017	2016	2015
Cash Flows From Operating Activities:
Net (loss) income	$(266,981)	$63,852	$(44,342)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	32,497	33,289	33,532
Amortization of intangible assets	10,805	12,238	15,143
Share-based compensation	7,295	10,202	7,895
(Gain) loss on the disposition of property, plant and equipment	(1,197)	(20,965)	1,959
Amortization of capitalized financing costs	1,433	681	875
Excess tax cost (benefit) related to share-based compensation	—	1,034	(479)
Impairment of goodwill	285,166	—	—
Change in contingent consideration	(4,457)	—	—
Loss on sale of equity investment	—	—	33
Asset impairment charge	—	—	155,603
Deferred income taxes	(8,900)	(10,624)	(23,162)
Pension settlement charge	—	12,510	—
Changes in operating assets and liabilities (net of acquisitions):
Decrease (increase) in accounts receivable, net	59,304	38,499	(9,986)
Decrease (increase) in inventory	55,751	47,148	(12,467)
Increase in other assets	(2,611)	(12,631)	(5,313)
Increase (decrease) in accounts payable	16,478	(47,262)	41,329
Increase in accrued liabilities	4,234	17,534	1,077
(Decrease) increase in other liabilities	(3,274)	(14,563)	1,037

Net cash provided by operating activities	185,543	130,942	162,734
Cash Flows From Investing Activities:
Capital expenditures	(38,579)	(37,709)	(28,325)
Proceeds from the disposition of property, plant and equipment	124	33,940	153
Proceeds from the disposition of a subsidiary	—	—	146
Acquisitions, net of cash acquired	—	—	(40,515)
Sale of equity investment	—	—	612

Net cash used in investing activities	(38,455)	(3,769)	(67,929)
Cash Flows From Financing Activities:
Net borrowings (repayments) under revolving credit facility	20,872	(108,052)	4,577
Borrowings under Term loan	77,600	—	—
Repayments under Term loan	(4,554)	—	—
Net repayments under Securitization program	(200,000)	—	—
Net (disbursements) proceeds from share-based compensation arrangements	(1,320)	554	(770)
Acquisition of treasury stock, at cost	—	(6,839)	(68,055)
Payment of cash dividends	(20,726)	(20,487)	(21,185)
Excess tax (cost) benefits related to share-based compensation	—	(1,034)	479
Payment of debt issuance costs	(6,330)	(106)	(36)
Contingent consideration	(5,543)	—	—

Net cash used in financing activities	(140,001)	(135,964)	(84,990)
Effect of exchange rate changes on cash and cash equivalents	386	137	(644)

Net change in cash and cash equivalents	7,473	(8,654)	9,171
Cash and cash equivalents, beginning of period	21,329	29,983	20,812

Cash and cash equivalents, end of period	$28,802	$21,329	$29,983

Cash Paid During the Year For:
Interest	23,735	22,901	19,275
Income tax payments, net	24,342	32,151	76,330

See notes to Consolidated Financial Statements.

ESSENDANT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying Consolidated Financial Statements represent Essendant Inc. (“ESND”) with its wholly owned subsidiary Essendant Co. (“ECO”), and ECO’s subsidiaries (collectively, “Essendant” or the “Company”). The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of ESND and its subsidiaries. The Company operates in a single reportable segment as a leading national distributor of workplace items, with net sales of approximately $5.0 billion for the year ended December 31, 2017. The Company provides access to approximately 170,000 items. These items include a broad spectrum of janitorial, foodservice and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. The Company sells its products through a distribution network of 70 distribution centers to its approximately 29,000 reseller customers, who in turn sell directly to end-consumers. The Company’s customers include resellers in the independent reseller channel, including: office and workplace dealers, facilities and maintenance resellers, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. For all acquisitions, account balances and results of operations are included in the Consolidated Financial Statements as of the date acquired.

In these consolidated financial statements, certain amounts in prior periods have been reclassified to conform to the current period presentation reflecting the Company’s adoption of ASU No. 2017-07 on January 1, 2018. This reclassification did not affect the Company’s consolidated financial statements, except for the reclassifications between operating expense and pension expense in the Company’s Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company periodically reevaluates these significant factors and makes adjustments where facts and circumstances dictate.

Revenue Recognition

Revenue is recognized when a service is rendered or when title to the product has transferred to the customer. Management records an estimate for future product returns related to revenue recognized in the current period. This estimate is based on historical product return trends and the gross margin associated with those returns. Management also records customer rebates that are based on annual sales volume to the Company’s customers. Annual rebates earned by customers include growth components, volume hurdle components, and advertising allowances.

Shipping and handling costs billed to customers are treated as revenues and recognized at the time title to the product has transferred to the customer. Freight costs are included in the Company’s Consolidated Financial Statements as a component of cost of goods sold and are not netted against shipping and handling revenues. Net sales do not include sales tax charged to customers.

Customer Rebates

Customer rebates and discounts are common practice in the business products industry and have a significant impact on the Company’s overall sales and gross margin. Customer rebates include volume rebates, sales growth incentives, advertising allowances, participation in promotions and other miscellaneous discount programs. These rebates are paid to customers monthly, quarterly and/or annually. Such rebates are reported in the Consolidated Financial Statements as a reduction of sales. Prepaid customer rebates were $40.7 million and $47.9 million as of December 31, 2017 and 2016, respectively, and are included as a component of “Other current assets” and “Other assets”. Accrued customer rebates were $49.2 million and $65.3 million as of December 31, 2017 and 2016, respectively, and are included as a component of “Accrued liabilities” in the Consolidated Balance Sheets.

Share-Based Compensation

At December 31, 2017, the Company had two active share-based employee compensation plans covering key associates and/or non-employee directors of the Company. See Note 5—“Share-Based Compensation” to the Consolidated Financial Statements for more information.

Cash Equivalents

Under the Company’s cash management system, the Company utilizes available borrowings, on an as-needed basis, to fund the clearing of checks as they are presented for payment. As of December 31, 2017, and 2016, outstanding checks totaling $35.6 million and $34.3 million, respectively, were included in “Accounts payable” in the Consolidated Balance Sheets.

Accounts Receivable

In the normal course of business, the Company extends credit to customers. Accounts receivable, as shown in the Consolidated Balance Sheets, include such trade accounts receivable and are net of allowances for doubtful accounts and anticipated discounts. Management estimates an allowance for doubtful accounts, which addresses the collectability of trade accounts receivable. This allowance adjusts gross trade accounts receivable downward to its estimated collectible or net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company’s trade accounts receivable aging. Uncollectible trade receivable balances are written off against the allowance for doubtful accounts when it is determined that the trade receivable balance is uncollectible. The allowance for doubtful accounts totaled $17.1 million and $18.2 million as of December 31, 2017 and 2016, respectively.

Supplier Allowances

Supplier allowances (fixed or variable) are common practice in the business products industry and have a significant impact on the Company’s overall gross margin. Receivables related to supplier allowances totaled $90.8 million and $86.9 million as of December 31, 2017 and 2016, respectively. These receivables are included in “Accounts receivable” in the Consolidated Balance Sheets.

The majority of the Company’s annual supplier allowances and incentives are variable, based solely on the volume and mix of the Company’s product purchases from suppliers. These allowances are recorded based on the Company’s annual inventory purchase volumes and product mix and are included in the Company’s

Consolidated Financial Statements as a reduction to cost of goods sold, thereby reflecting the net inventory purchase cost. The remaining portion of the Company’s annual supplier allowances and incentives are fixed and are earned based primarily on supplier participation in specific Company advertising and marketing publications. Fixed allowances and incentives are recognized in income through cost of goods sold as inventory is sold. Supplier allowances and incentives attributable to unsold inventory are carried as a component of net inventory cost.

Inventories

Approximately 98.0% and 98.3% of total inventory as of December 31, 2017 and December 31, 2016, respectively, has been valued under the Last-In-First-Out (“LIFO”) method. An actual valuation of inventory under the LIFO method can be made only at the end of each fiscal year based on the inventory levels and costs at that time. Interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs, and are subject to the final year-end LIFO inventory valuation. Inventory valued under the LIFO accounting method is recorded at the lower of cost or market. If the Company had valued its entire inventory under the lower of First-In-First-Out (“FIFO”) cost or market, inventory would have been $159.3 million and $147.9 million higher than reported as of December 31, 2017 and December 31, 2016, respectively.

The change in the LIFO reserve in 2017 included LIFO liquidations. These decrements resulted in liquidation of LIFO inventory quantities carried at lower costs in prior years compared with the cost of current year purchases. This liquidation resulted in LIFO income of $1.7 million, which was more than offset by LIFO expense of $13.1 million related to current inflation, for an overall net increase in cost of sales of $11.4 million. LIFO liquidations occur when there are decrements of LIFO inventory quantities carried at lower costs in prior years compared with the cost of current year purchases.

The change in the LIFO reserve in 2016 included LIFO liquidations. This liquidation resulted in LIFO income of $0.8 million which was more than offset by LIFO expense of $2.4 million related to current inflation for an overall net increase in cost of sales of $1.6 million.

The change in the LIFO reserve in 2015 included LIFO liquidations. This liquidation resulted in LIFO income of $1.1 million which was more than offset by LIFO expense of $7.8 million related to current inflation for an overall net increase in cost of sales of $6.7 million.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets. The estimated useful life assigned to fixtures and equipment is from two to ten years; the estimated useful life assigned to buildings does not exceed forty years; leasehold improvements are amortized over the lesser of their useful lives or the term of the applicable lease. Repair and maintenance costs are charged to expense as incurred.

Software Capitalization

The Company capitalizes internal use software development costs following the preliminary project stage completion, when the project completion and usage of resulting software is probable. Amortization is recorded on a straight-line basis over the estimated useful life of the software, generally not to exceed ten years. Capitalized software amortization was $9.0 million, $8.8 million and $8.5 million in the years ended December 31, 2017, 2016 and 2015, respectively. Capitalized software is included in “Property, plant and equipment” on the Consolidated Balance Sheets. The total net capitalized software development costs are as follows (in thousands):

	As of December 31,
	2017	2016
Capitalized software development costs	$101,081	$97,010
Accumulated amortization	(76,754)	(71,617)

Net capitalized software development costs	$24,327	$25,393

Goodwill and Intangible Assets

As of December 31, 2017 and 2016, the Company’s Consolidated Balance Sheets reflected $13.2 million and $297.9 million of goodwill, and $73.4 million and $83.7 million in net intangible assets, respectively. See Note 6—“Goodwill and Intangible Assets” to the consolidated financial statements for more information.

Insured Loss Liability Estimates

The Company is primarily responsible for retained liabilities related to workers’ compensation, vehicle, and certain employee health benefits. The Company records expenses for paid and open claims and an expense for claims incurred but not reported based upon historical trends and certain assumptions about future events. In addition, the Company has a per-occurrence maximum on worker’s compensation and auto claims.

Leases

The Company leases real estate and personal property under operating leases. Certain operating leases include incentives from landlords including, landlord “build-out” allowances, rent escalation clauses and rent holidays or periods in which rent is not payable for a certain amount of time. The Company accounts for landlord “build-out” allowances as deferred rent at the time of possession and amortizes this deferred rent on a straight-line basis over the term of the lease.

The Company also recognizes leasehold improvements associated with the “build-out” allowances and amortizes these improvements over the shorter of the term of the lease or the expected life of the respective improvements. The Company accounts for rent escalation and rent holidays as deferred rent at the time of possession and amortizes this deferred rent on a straight-line basis over the term of the lease. As of December 31, 2017, any capital leases to which the Company is a party were immaterial to the Company’s financial statements.

Pension Obligations

Calculating the Company’s obligations and expenses related to its union and non-union pension obligation requires selection and use of certain actuarial assumptions. Actuarial assumptions include discount rates, expected long-term rates of return on plan assets, and life expectancy of plan participants. To select the appropriate actuarial assumptions, management relies on current market conditions and historical information. Net periodic pension cost, exclusive of settlement and remeasurement expenses, was $4.2 million for 2017, compared to $5.1 million and $5.4 million in 2016 and 2015, respectively. In 2016, as a result of a lump sum offer, a settlement and remeasurement of the Essendant Pension Plan was performed and resulted in a settlement loss of $12.5 million, for an aggregate net periodic pension cost of $17.6 million. Refer to Note 13 – “Pension Plans and Defined Contribution Plan” for further detail.

Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable (net), foreign exchange hedge assets, accounts payable, debt, and long-term interest swap liability, approximates their net carrying values.

The fair value of the foreign exchange hedge is estimated based upon quoted market rates and the fair value of the interest rate swap is estimated based upon the amount that the Company would receive or pay to terminate the agreements as of December 31 of each year. See Note 17—“Fair Value Measurements”, for further information.

Derivative Financial Instruments

The Company’s risk management policies allow for the use of derivative financial instruments to manage foreign currency exchange rate and interest rate exposure subject to the management, direction and control of its financial officers. Risk management practices, including the use of all derivative financial instruments, are presented to the Board of Directors for approval. The policies do not allow such derivative financial instruments to be used for speculative purposes. All derivatives are recognized on the balance sheet date at their fair value.

In December 2017, the Company entered into a $100 million interest rate swap to convert a portion of the Company’s floating-rate debt to a fixed-rate basis. The Company’s interest rate swap is classified as a cash flow hedge in accordance with accounting guidance on derivative instruments and hedging activities as it is hedging the variability of cash flow to be paid by the Company. Fair value is determined by using quoted market forward rates (level 2 inputs) and reflect the present value of the amount that the Company would pay for contracts involving the same notional amounts and maturity dates. The changes in fair value of this instrument are reported in Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in interest expense in the same periods during which the related interest payments on the hedged debt affect earnings. This swap matures in December 2022. Approximately 28% of the Company’s outstanding variable debt as of December 31, 2017 is fixed with the issuance of the $100 million interest rate swap.

The Company uses foreign currency exchange contracts to hedge certain of its foreign exchange rate exposures related to inventory purchases, and classifies the designation contracts as cash flow hedges. Changes in the fair value are recorded in other comprehensive income, net of tax, until earnings are affected by the forecasted transaction or the variability of cash flow, and then are reported in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company formally assesses, at both the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, then hedge accounting would be discontinued prospectively in accordance with accounting guidance on derivative instruments and hedging activities.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the accounting guidance for income taxes. The Company estimates actual current tax expense and assesses temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These temporary differences result in the recognition of deferred tax assets and liabilities. Historically, a provision has not been made for deferred U.S. income taxes on the undistributed earnings in all but two of the Company’s foreign subsidiaries as these earnings have historically been permanently invested. A liability was previously recorded in purchase accounting for the undistributed earnings of the subsidiary as of the date of the acquisition.

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act requires companies to pay a one-time transition tax on certain foreign sourced earnings. At December 31, 2017, while the Company has not completed the accounting for the tax effects of enactment of the Act, the Company has made a reasonable estimate of the effects of the one-time transition tax. As such the Company recognized a provisional amount of $1.9 million which is included as a component of income tax expense from continuing operations. The provisional amount covered estimated, accumulated post-1986 deferred foreign income of $31.5 million and was net of reduced foreign tax credits and tax liabilities previously recorded in purchase accounting at prior acquisition dates. Notwithstanding the recordation of the impact of the transition tax, the Company remains permanently invested in the subsidiaries in foreign jurisdictions. Essendant will continue to monitor the foreign and domestic capital and liquidity needs in the future to determine if changes are required.

The 2017 Act also lowered the statutory corporate tax rate from 35% to 21%. This resulted in the remeasurement of the Company’s federal net deferred tax assets and the recordation of a reasonable provisional estimate of additional tax expense of $0.7 million.

As the Company completes the analysis of the 2017 Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, Essendant may make adjustments to the provisional amounts. Those adjustments may materially impact the provision for income taxes in the period in which the adjustments are made.

The current and deferred tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects the Company’s best estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of tax laws, and tax planning. Future changes in tax laws, changes in projected levels of taxable income, and tax planning could impact the effective tax rate and current and deferred tax balances recorded by the Company. Management’s estimates as of the date of the Consolidated Financial Statements reflect its best judgment giving consideration to all currently available facts and circumstances. As such, these estimates may require adjustment in the future, as additional facts become known or as circumstances change. Further, in accordance with the accounting guidance on income taxes, the tax effects from uncertain tax positions are recognized in the Consolidated Financial Statements, only if it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. See Note 15 – “Income Taxes” to the consolidated financial statements for more information.

Foreign Currency Translation

The functional currency for the Company’s foreign operations is the local currency. Assets and liabilities of these operations are translated into U.S. currency at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in other comprehensive income or (loss) in the Consolidated Statements of Comprehensive Income as a separate component of stockholders’ equity. Income and expense items are translated at average monthly rates of exchange. Realized gains and losses from foreign currency transactions included a $11.1 million loss related to the sale of the Mexican subsidiary in 2015.

New Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under the new guidance, when equity awards vest or are settled, companies are required to record excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement instead of in additional paid-in capital. Furthermore, excess tax benefits are presented as an operating activity on the statement of cash flows rather than as a financing activity. On January 1, 2017, the Company adopted this standard which resulted in $1.3 million of incremental tax expense for the year, net of the effects of tax reform, due to excess tax deficiencies of vested or settled awards. Furthermore, the adoption of the standard by the Company resulted in changes in the calculation of the effect of dilutive securities for purposes of calculating diluted net income per share, which was immaterial in the period and Condensed Consolidated Statement of Cash Flows presentation changes. The Company has elected to apply guidance concerning cash flow presentation on a prospective basis and to continue to estimate the number of awards expected to be forfeited.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step of the two-step goodwill impairment test. Specifically, the standard requires an entity to perform its interim or annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized could not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The Company early adopted the standard in the quarter ended March 31, 2017 when an interim impairment test was conducted as further discussed in Note 6 – “Goodwill and Intangible Assets”.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period.

Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The Company will adopt the standard using the modified retrospective approach, which will require the Company to recognize the cumulative effect of initial adoption of the standard for all contracts as of, and new contracts after, the date of initial application on January 1, 2018.

Based on the Company’s completed assessment and detailed review of the revenue transactions of the organization with its customers, the impact of the application of the new standard is expected to be immaterial upon adoption with an insignificant cumulative effect adjustment recorded to retained earnings on January 1, 2018. The Company expects revenue recognition related to the processing, fulfillment and shipment of various warehoused goods to remain substantially unchanged. The Company also expects disclosure changes which will be included beginning in 2018.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. This standard amends and adjusts how cash receipts and cash payments are presented and classified in the statement of cash flows and is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and will require adoption on a retrospective basis unless impracticable. If impracticable the Company would be required to apply the amendments prospectively as of the earliest date possible. The Company believes the impact of adoption of the new standard will be immaterial.

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard requires registrants that include a measure of operating income to include the service cost component in the same financial statement line item as other compensation costs and to report other pension-related costs, including amortization of prior service cost/credit, and settlement and curtailment effects, etc. separately, excluding them from operating expenses and income. Application of the standard is required to be made on a retrospective basis for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement. On January 1, 2018, the Company adopted ASU 2017-07. This resulted in a $2.9 million, $16.2 million and $3.9 million reclassification between operating expense and pension expense in the Company’s Consolidated Statement of Operations for the years ended December 31, 2017, 2016 and 2015, respectively. This reclassification did not affect the Company’s net income, earnings per share, financial position or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), that requires lessees to recognize right-of-use assets and lease liabilities for all leases other than those that meet the definition of short-term leases. For short-term leases, lessees may elect an accounting policy by class of underlying asset under which these assets and liabilities are not recognized and lease payments are generally recognized over the lease term on a straight-line basis. This standard will be effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements, but expects the impact to the Company’s consolidated balance sheet to be significant.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This update provides guidance concerning the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and expands the ability to apply hedge accounting to financial and nonfinancial risk components. Additionally, the standard eliminates the need to separately measure and report hedge ineffectiveness and generally requires the entire change in fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The amendments in the standard are effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The standard addresses the “stranded” tax effects resulting from the 2017 Tax Act in accumulated other comprehensive income. The effect of changes in tax laws or rates included in income from continuing operations are unaffected. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. Disclosures are required in the period of adoption. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. This standard replaces the incurred loss methodology previously employed to measure credit losses for most financial assets and requires the use of a forward-looking expected loss model. Current accounting delays the recognition of credit losses until it is probable a loss has been incurred, while the update will require financial assets to be measured at amortized costs less a reserve and equal to the net amount expected to be collected. This standard will be effective for annual periods beginning after December 15, 2019, including interim periods within that reporting period, and early application is permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3. Change in Accounting Principles

Change in Method of Accounting for Inventory Valuation

In 2015, the Company changed its method of inventory costing for certain inventory in its Office and Facilities operating segment to the LIFO method from the FIFO accounting method. Prior to the change, the Office and Facilities operating segment was comprised of two separate legal entities that each utilized different methods of inventory costing: LIFO for inventories comprised mainly of office product and breakroom categories and FIFO for inventories consisting of the janitorial product category. The LIFO method is preferable because i) the Company was executing an initiative to combine the office products and janitorial categories onto a single information technology and operating platform, ii) it allows for consistency in financial reporting (all domestic inventories are on LIFO), and iii) it allows for better matching of costs and revenues as historical inflationary inventory acquisition prices are expected to continue in the future and the LIFO method uses the current acquisition cost to value cost of goods sold. The change was reported through retrospective application of the new accounting policy to all periods presented. The impact of the change in the method of inventory costing for certain inventory in 2015 was a $4.2 million decrease to cost of goods sold, $2.3 million increase to net income, and $0.06 increase in basic and diluted EPS.

4. Acquisitions & Dispositions

Nestor Sales LLC

On July 31, 2015, Essendant Co. completed the acquisition of 100% of the capital stock of Nestor Sales LLC (“Nestor”), a leading wholesaler and distributor of tools, equipment and supplies to the transportation industry. The purchase price was $41.8 million. This acquisition was funded through a combination of cash on hand and cash available under the Company’s revolving credit facility. Purchase accounting for this transaction was completed as of June 30, 2016.

Nestor contributed $69.0 million and $64.9 million to the Company’s 2017 and 2016 net sales, respectively. Had the Nestor acquisition been completed as of the beginning of 2015, the Company’s unaudited pro forma net sales and net income for the twelve-month periods ended December 31, 2015 would not have been materially impacted.

The final allocation of the purchase price was as follows (amounts in thousands):

Purchase price, net of cash acquired	$39,983
Accounts receivable	(9,230)
Inventories	(12,067)
Other current assets	(339)
Property, plant and equipment, net	(1,251)
Other assets	(752)
Intangible assets	(16,930)

Total assets acquired	(40,569)
Accounts payable	4,992
Accrued liabilities	1,943
Deferred income taxes	3,287
Other long-term liabilities	76

Total liabilities assumed	10,298

Goodwill	$9,712

The purchased identifiable intangible assets were as follows (amounts in thousands):

	Total	Estimated Life
Customer lists	$15,570	13 years
Trademark	1,360	2.5-15 years

Total	$16,930

Disposition of Azerty de Mexico

In September 2015, the Company completed the 100% stock-sale of its subsidiary, Azerty de Mexico, to the local general manager. The sale price was a combination of cash and a seller’s note, totaling $8.7 million. Final payment on the seller’s note was received in 2016. When the decision to sell the subsidiary was approved, in accordance with ASC 360-10-45-9 Property, Plant, and Equipment, Azerty de Mexico met all of the criteria to be classified as a held-for-sale asset disposal group. In accordance with ASC 350-20-40, Intangibles – Goodwill and Other, the Company allocated a proportionate share of the goodwill balance from the Office and Facilities reporting unit based on the subsidiary’s relative fair value to the reporting unit and performed an impairment test for the allocated goodwill utilizing the cost approach to value the subsidiary. Based upon the impairment test, the $3.3 million of goodwill allocated to the subsidiary was determined to be fully impaired. Additionally, in conjunction with classifying the subsidiary as a held-for-sale asset disposal group, the Company revalued the subsidiary to fair value using the cost-approach method less the estimated cost to sell. The carrying value of the disposal group, including a $10.1 million cumulative foreign currency translation adjustment, was then compared to the fair value less the estimated cost to sell, resulting in a pre-tax impairment loss of $10.1 million. The goodwill impairment of $3.3 million, the held-for-sale impairment of $10.1 million, and the additional costs to sell of $3.6 million were recorded in 2015 within “warehousing, marketing and administrative expenses.” The loss recorded upon the disposition of Azerty de Mexico was $1.5 million. The pre-tax loss, excluding the foreign currency translation adjustment noted above, attributable to Azerty de Mexico was $5.2 million for the year ended December 31, 2015.

5. Share-Based Compensation

Overview

As of December 31, 2017, the Company has two active equity compensation plans. A description of these plans is as follows:

Nonemployee Directors’ Deferred Stock Compensation Plan

Pursuant to the Essendant Inc. Nonemployee Directors’ Deferred Stock Compensation Plan, non-employee directors may defer receipt of all or a portion of their retainer and meeting fees. Fees deferred are credited quarterly to each participating director in the form of stock units, based on the fair market value of the Company’s common stock on the quarterly deferral date. Each stock unit account generally is distributed and settled in whole shares of the Company’s common stock on a one-for-one basis, with a cash-out of any fractional stock unit interests, after the participant ceases to serve as a Company director. For the year ended December 31, 2017, the Company did not record any compensation expense related to this plan, and each of the years ended December 31, 2016 and 2015, the Company recorded compensation expense of $0.1 million. As of December 31, 2017, 2016 and 2015 the accumulated number of stock units outstanding under this plan was 36,379, 40,189, and 41,051, respectively.

2015 Long-Term Incentive Plan (“LTIP”)

In May 2015, the Company’s shareholders approved the LTIP to, among other things, attract and retain managerial talent, further align the interest of key associates to those of the Company’s stockholders and provide competitive compensation to key associates. Award vehicles include, but are not limited to, stock options, restricted stock awards, restricted stock units (“RSUs”) and performance-based awards. Associates and non-employee directors of the Company are eligible to become participants in the LTIP, except that non-employee directors may not be granted stock options.

Accounting For Share-Based Compensation

The following table summarizes the share-based compensation expense (in thousands):

	Year Ended December 31,
	2017	2016	2015
Numerator:
Pre-tax expense	$7,295	$10,202	$7,895
Tax effect	(2,838)	(3,846)	(3,000)

After tax expense	$4,457	$6,356	$4,895

Denominator:
Denominator for basic shares—Weighted average shares	36,729	36,580	37,457
Denominator for diluted shares—Adjusted weighted average shares and the effect of dilutive securities	36,729	36,918	37,457
Net expense per share:
Net expense per share—basic	$0.12	$0.17	$0.13

Net expense per share—diluted	$0.12	$0.17	$0.13

In 2017, no options were exercised and there was no value for outstanding or exercisable options as the Company’s stock price per share declined below the exercise prices. The following tables summarize the intrinsic value of options outstanding, exercisable, and exercised for the years ended December 31, 2016 and 2015 (in thousands):

	As of December 31,		Year ended December 31,
	Outstanding	Exercisable	Exercised
2016	$—	$—	$535
2015	1,253	1,253	902

The following tables summarize the intrinsic value of restricted shares outstanding and vested for the applicable periods listed below (in thousands):

	As of December 31,	Year ended December 31,
	Outstanding	Vested
2017	$12,165	$4,439
2016	29,056	4,705
2015	34,981	8,159

The aggregate intrinsic values summarized in the tables above are based on the closing stock price per share for the Company’s common stock on the last day of trading in each year which was $9.27, $20.90, and $32.51 per share for the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, the aggregate intrinsic value of options exercisable does not include the value of options for which the exercise price exceeds the stock price as of the last day of trading in each year.

Stock Options

In 2017 and 2016, there were no stock options granted and therefore, at December 31, 2017, there was no unrecognized compensation cost related to stock option awards granted.

The following table summarizes the transactions, excluding restricted stock, under the Company’s equity compensation plans for the last three years:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	2017	Price	2016	Price	2015	Price
Options outstanding—January 1	229,533	$36.42	448,687	$33.31	727,378	$33.81
Granted	—	—	—	—	—	—
Exercised	—	—	(82,228)	24.94	(77,918)	24.11
Cancelled	—	—	(35,988)	38.69	(200,773)	38.71
Expired	(74,807)	31.14	(100,938)	31.13	—	—

Options outstanding—December 31	154,726	$38.97	229,533	$36.42	448,687	$33.31

Number of options exercisable	154,726	$38.97	229,533	$36.42	195,402	$26.11

The following table summarizes proceeds related to option exercises and related tax benefits for the years ended December 31, 2016 and 2015 (in thousands). In 2017, there were no options exercised.

	Years Ended December 31,
	2016	2015
Proceeds from options exercised	$2,097	$1,939
Tax Benefit	199	340

The following table summarizes outstanding and exercisable options granted under the Company’s equity compensation plans as of December 31, 2017:

		Remaining
		Contractual
Exercise Prices	Outstanding	Life (Years)	Exercisable
35.01-40.00	149,188	4.4	149,188
45.01-50.00	5,538	6.0	5,538

Total	154,726		154,726

Restricted Stock and Restricted Stock Units

The Company granted 351,762 shares of restricted stock and 271,445 restricted stock units (“RSUs”) during 2017. During 2016, the Company granted 554,491 shares of restricted stock and 276,110 RSUs. During 2015, the Company granted 462,697 shares of restricted stock and 162,092 RSUs. The majority of the RSUs granted in 2017, 2016 and 2015 vest in 2020, 2019 and 2018, respectively. The 2017 RSUs vest to the extent earned based on the Company’s adjusted earnings before income taxes and free cash flow against target goals. The 2016 and 2015 RSUs vest to the extent earned based on the Company’s cumulative net income and cumulative working capital efficiency against target goals. Certain grants made in 2016 include total shareholder return (“TSR”) as a metric for vesting as well. The performance-based RSUs granted in 2017, 2016, and 2015 have a minimum and maximum payout of 0% to 200% of target, with the 2017 grants being subject to a TSR modifier which is not a component of vesting. Included in the 2017, 2016, and 2015 grants were 57,641, 383,196, and 333,268 shares of restricted stock and RSUs granted to employees who were not executive officers, as of December 31, 2017, 2016 and 2015, respectively. In addition, there were 150,361, 55,120, and 30,778 shares of restricted stock and RSUs granted to non-employee directors during the years ended December 31, 2017, 2016 and 2015, respectively. For the years ended December 31, 2017, 2016 and 2015, there were also 415,205, 392,285, and 260,743 shares of restricted stock and RSUs granted to executive officers, respectively. The restricted stock granted to executive officers vests in annual increments over three years, provided that the officer is still employed as of the anniversary date of the grant and the Company’s cumulative diluted adjusted earnings per share for the four calendar quarters immediately preceding the vesting date exceed the minimum as defined in the officers’ restricted stock agreement. As of December 31, 2017, there was $8.6 million of total unrecognized compensation cost related to non-vested restricted stock and RSUs granted. The cost is expected to be recognized over a weighted-average period of 1.5 years. The following table summarizes restricted stock and RSU transactions for the last three years.

		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
Restricted Stock and RSUs	2017	Fair Value	2016	Fair Value	2015	Fair Value
Nonvested—January 1	1,390,242	$28.88	1,076,000	$36.13	1,089,374	$31.23
Granted	623,207	13.29	830,601	24.34	624,789	36.79
Vested	(307,517)	30.67	(196,394)	37.32	(212,537)	33.94
Cancelled	(393,665)	25.07	(319,965)	36.31	(425,626)	34.58

Nonvested—December 31	1,312,267	$22.03	1,390,242	$28.88	1,076,000	$36.13

6. Goodwill and Intangible Assets

The Company tests goodwill for impairment annually as of October 1, and whenever triggering events or circumstances, such as macroeconomic conditions, market considerations, overall financial performance or a sustained decrease in share price, among others, indicates that an impairment may have occurred. When a triggering event is identified, an assessment of whether an impairment has occurred is performed that requires a comparison of the carrying value of the net assets of the reporting unit to the fair value of the respective reporting unit.

Twice in the year ended December 31, 2017, as a result of sales, earnings, share price and sustained market capitalization declines compared to book value, the Company determined that triggering events had occurred for all of its reporting units, requiring interim impairment tests of goodwill in each of the Company’s reporting units. As a result of these impairment tests, the Company determined that the carrying value of net assets for three of the four reporting units of the Company exceeded its fair value. In accordance with the provisions of ASU 2017-04 (refer to Note 2 – “Summary of Significant Accounting Policies”) the Company recognized a cumulative, aggregate goodwill impairment charge of $285.2 million based on the balances of goodwill in the impacted reporting units and the difference between the carrying value of net assets and fair value, which was calculated based on the combination of comparable public company trading multiples, merger and acquisitions (“M&A”) transactions of comparable businesses and forecasted future discounted cash flows. Impairment losses are reported in warehousing, marketing, and administrative expenses on the Company’s Consolidated Statement of Operations.

During the 2016 annual impairment test, conducted as of October 1, 2016, the Company concluded that the goodwill and intangibles of all the Company’s four reporting units were not impaired.

As of December 31, 2017 and 2016, the Company’s Consolidated Balance Sheets reflected $13.2 million and $297.9 million of goodwill, respectively.

	December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017	December 31, 2017
	Goodwill balance	Impairment	Currency translation adjustment	Goodwill balance
Office & Facilities	$224,683	$(224,683)	$—	$—
Industrial	13,067	—	86	13,153
Automotive	45,234	(45,561)	327	—
CPO	14,922	(14,922)	—	—

	$297,906	$(285,166)	$413	$13,153

Acquired intangible assets are initially recorded at their fair market values determined based on quoted market prices in active markets, if available, or recognized valuation models. The Company’s intangible assets have finite useful lives and are amortized on a straight-line basis over their useful lives. As a result of the indicators discussed above, during 2017, the Company identified a triggering event for certain long-lived asset groups within all of the reporting units, requiring an assessment of whether the long-lived asset groups were impaired. The Company completed its test for recoverability of these asset groups utilizing certain cash-flow projections and determined that the undiscounted cash flows related to these asset groups over the estimated remaining useful lives exceeded their book value, and therefore, no additional assessment of the asset groups’ fair value compared to carrying value was required.

Net intangible assets consist primarily of customer lists, trademarks, and non-compete agreements purchased as part of acquisitions. As of December 31, 2017, and 2016, the Company’s Consolidated Balance Sheets reflected $73.4 million and $83.7 million in net intangible assets, respectively. The Company has no intention to renew or extend the terms of acquired intangible assets and accordingly, did not incur any related costs during 2017 or 2016. All of the Company’s intangible assets are subject to amortization, which totaled $10.8 million, $12.2 million, and $15.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table summarizes the intangible assets of the Company by major class of intangible assets and the cost, accumulated amortization, net carrying amount, and weighted average life (in thousands):

	December 31, 2017				December 31, 2016
				Weighted				Weighted
				Average				Average
	Gross		Net	Useful	Gross		Net	Useful
	Carrying	Accumulated	Carrying	Life	Carrying	Accumulated	Carrying	Life
	Amount	Amortization	Amount	(years)	Amount	Amortization	Amount	(years)
Intangible assets subject to amortization
Customer lists and other intangibles	$138,110	$(72,192)	$65,918	16	$137,452	$(62,235)	$75,217	16
Non-compete agreements	4,659	(4,260)	399	4	4,649	(4,260)	389	4
Trademarks	13,766	(6,642)	7,124	14	13,704	(5,620)	8,084	14

Total	$156,535	$(83,094)	$73,441		$155,805	$(72,115)	$83,690

The following table summarizes the amortization expense expected to be incurred over the next five years on intangible assets (in thousands):

Year	Amounts
2018	$8,083
2019	6,966
2020	6,962
2021	6,962
2022	6,909

7. Severance and Restructuring Charges

In 2015, the Company commenced two restructuring actions that included workforce reductions, facility closures and actions to reduce costs through management delayering in order to achieve broader functional alignment of the organization. The charges associated with these actions were included in “warehousing, marketing and administrative expenses”. These actions were substantially completed in 2016. No expenses have been recorded in the year ended December 31, 2017.

The expenses, cash flows, and accrued liabilities associated with the restructuring actions described above are noted in the following table (in thousands):

	(Benefit) Expense		Cash flow			Accrued Liabilities
	For the years ended December 31,		For the years ended December 31,			As of December 31,
	2016	2015	2017	2016	2015	2017	2016
Fourth Quarter 2015 Action
Workforce reduction	$(700)	$11,863	$507	$8,954	$785	$917	$1,424

First quarter 2015 Actions
Workforce reduction	$(510)	$5,467	$94	$539	$3,660	$664	$758
Facility closure	254	1,245	—	686	813	—	—

Total	$(256)	$6,712	$94	$1,225	$4,473	$664	$758

The Company has launched a restructuring program that will commence in the first quarter of 2018 and span to mid-2020. It includes facility consolidations totaling an anticipated $23 million to $28 million and workforce reductions totaling an anticipated $7 million to $12 million, or in aggregate an estimated cash cost of $30 million to $40 million over the restructuring period, which will be included in operating expenses.

Product assortment refinements are also planned with a non-cash charge related to these refinements is expected in the first quarter of 2018 and estimated in the range of $42 million to $48 million that will be reflected as additional cost of goods sold.

8. Accumulated Other Comprehensive (Loss) Income

The change in Accumulated Other Comprehensive (Loss) Income (“AOCI”) by component, net of tax, for the year ended December 31, 2017 is as follows:

(amounts in thousands)	Foreign Currency Translation	Cash Flow Hedges	Minimum Pension Liability	Total
AOCI, balance as of December 31, 2016	$(8,439)	$172	$(38,189)	$(46,456)
Other comprehensive (loss) income before reclassifications	2,506	(622)	(10,059)	(8,175)
Amounts reclassified from AOCI	—	244	3,374	3,618

Net other comprehensive income (loss)	2,506	(378)	(6,685)	(4,557)

AOCI, balance as of December 31, 2017	$(5,933)	$(206)	$(44,874)	$(51,013)

The following table details the amounts reclassified out of AOCI into the income statement during the twelve-month period ending December 31, 2017 (in thousands):

	Amount Reclassified From AOCI
Details About AOCI Components	For the Twelve Months Ended December 31, 2017	Affected Line Item In The Statement Where Net Income is Presented
Realized and unrealized gains (losses) on cash flow hedges
Gain on interest rate swap, before tax	$236	Interest expense, net
Gain on foreign exchange hedges, before tax	92	Cost of goods sold
Tax benefit	(84)	Tax provision

	$244	Net of tax

Minimum pension plan liability
Amortization of prior service cost and unrecognized loss	$4,536	Warehousing, marketing and administrative expenses
Tax benefit	(1,162)	Tax provision

	3,374	Net of tax

Total reclassifications for the period, net of tax	$3,618

9. Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock and deferred stock units may be considered dilutive securities. Stock options to purchase 0.2 million, 0.2 million, and 0.3 million shares of common stock were outstanding at December 31, 2017, 2016, and 2015, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. An additional 0.2 and 0.4 million shares of common stock outstanding at December 31, 2017 and December 31, 2015, respectively, were excluded from the computation of diluted earnings per share due to the net loss. The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Years Ended December 31,
	2017	2016	2015
Numerator:
Net (loss) income	$(266,981)	$63,852	$(44,342)
Denominator:
Denominator for basic earnings per share—
weighted average shares	36,729	36,580	37,457
Effect of dilutive securities:
Employee stock options and restricted stock (1)	—	338	—

Denominator for diluted earnings per share—
Adjusted weighted average shares and the effect of dilutive securities	36,729	36,918	37,457

Net (loss) income per share:
Net (loss) income per share—basic	$(7.27)	$1.75	$(1.18)
Net (loss) income per share—diluted (2)	$(7.27)	$1.73	$(1.18)

(1)	The effect of dilutive securities for employee stock options and restricted stock in the year ended December 31, 2017 was affected by the adoption of ASU 2016-09 at the beginning of 2017. In accordance with the standard, the effect of dilutive securities in the calculation of diluted net income per share was applied prospectively and results for the years ended December 31, 2016 and 2015 have not been revised.
(2)	As a result of the net loss in the years ended December 31, 2017 and 2015, the effect of potentially dilutive securities would have been anti-dilutive and have been omitted from the calculation of diluted earnings per share, consistent with GAAP.

Common Stock Repurchases

In 2017 the Company did not repurchase any shares of its common stock. In 2016 and 2015, the Company repurchased 241,270 and 1,822,227 shares of ESND’s common stock at an aggregate cost of $6.8 million and $67.4 million, respectively. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. Acquired shares are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share data. As of December 31, 2017 the Company had $68.2 million remaining on its current Board authorization to repurchase ESND common stock.

During 2017, 2016 and 2015, the Company reissued 140,156, 468,142, and 362,874 shares, respectively, of treasury stock to fulfill its obligations under its equity incentive plans.

10. Segment Information

Management defines operating segments as individual operations that the Chief Operating Decision Maker (“CODM”) (in the Company’s case, the Chief Executive Officer) reviews for the purpose of assessing performance and allocating resources. When evaluating operating segments, management considers whether:

•	The operating segment engages in business activities from which it may earn revenues and incur expenses;

•	The operating results of the operating segment are regularly reviewed by the enterprise’s CODM;

•	Discrete financial information is available about the operating segment; and

•	Other factors are present, such as management structure, presentation of information to the Board of Directors and the nature of the business activity of each operating segment.

Based on the factors referenced above, management has determined that the Company has four operating segments, Office and Facilities, Industrial, Automotive and CPO. Office and Facilities includes operations in the United States and included operations in Mexico conducted through a subsidiary that was sold in 2015. Industrial includes operations in the United States, Canada and Dubai, UAE. The Automotive operating segment includes operations in the United States and Canada, while CPO operates solely in the United States. For the years ended December 31, 2017, 2016 and 2015, the Company’s net sales from its foreign operations totaled $82.7 million, $69.4 million and $121.9 million, respectively. As of December 31, 2017 and 2016, long-lived assets of the Company’s foreign operations totaled $13.9 million and $30.9 million, respectively.

Management has also concluded that three of the Company’s operating segments (Office and Facilities, Industrial, and Automotive) meet all of the aggregation criteria required by the accounting guidance. Such determination is based on company-wide similarities in (1) the nature of products and/or services provided, (2) customers served, (3) production processes and/or distribution methods used, (4) economic characteristics including earnings before interest and taxes as a percentage of net sales, and (5) regulatory environment. CPO does not meet the materiality thresholds for reporting of individual segments and was combined with the other operating segments.

The Company’s product offerings may be divided into the following primary categories: (1) janitorial and sanitation supplies, breakroom items, foodservice consumables, safety and security items and paper and packaging supplies; (2) technology products such as computer accessories and computer hardware items such as printers and other peripherals, imaging supplies and data storage; (3) traditional office products, including writing instruments, business machines, filing and record storage products, presentation products, shipping and mailing supplies, calendars and general office accessories; (4) industrial supplies, including various MRO (maintenance, repair and operations) items, hand and power tools, safety and security supplies, janitorial equipment, oil field and welding supplies; (5) cut sheet paper products, including copy paper; (6) automotive products, such as aftermarket tools and equipment; and (7) office furniture, including desks, filing and storage solutions, seating and systems furniture and a variety of specialized products for niche markets.

The following table shows net sales by product category for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Years Ended December 31
	2017	2016 (1)	2015 (1)
Janitorial, foodservice and breakroom supplies (JanSan)	$1,324,051	$1,453,425	$1,475,379
Technology products	1,216,103	1,348,404	1,356,342
Traditional office products	745,719	830,856	841,654
Industrial supplies	589,857	562,485	588,578
Cut sheet paper	414,989	403,090	346,969
Automotive	324,060	316,546	279,966
Office furniture	268,484	299,180	321,295
Freight and other	154,064	155,036	152,863

Total net sales	$5,037,327	$5,369,022	$5,363,046

(1)	Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and did not impact the Consolidated Statements of Operations.

Supplier, Customer, and Product Concentration:

In 2017, the Company’s largest supplier was Hewlett-Packard Company which represented approximately 19% of its total purchases compared to 20% and 14% of total purchases in the prior years ended December 31, 2016 and 2015, respectively. No other supplier accounted for more than 10% of the Company’s total purchases in any of the years presented. As of and for the year ended December 31, 2017, the Company had purchases of $14.2 million and payables of $0.1 million to a buying group in which the Company participates through its equity ownership compared to purchases of $18.1 million and payables of $0.7 million as of and for the year ended December 31, 2016.

The Company had one customer, W.B. Mason Co., Inc., which constituted approximately 12%, 11% and 12% of 2017, 2016 and 2015 consolidated net sales, respectively. No other single customer accounted for more than 10% of the Company’s consolidated net sales in any of the years presented. Further, no single customer accounted for more than 10% of consolidated accounts receivable as of the years ended December 31, 2017 and 2016.

No individual product from any product grouping represented 10% or more of the Company’s net sales in the years ended December 31, 2017, 2016 or 2015.

11. Debt

ESND is a holding company and, as a result, its primary sources of funds are cash generated from operating activities of its direct operating subsidiary, ECO, and from borrowings by ECO. The 2017 Credit Agreement (defined below) contains restrictions on the use of cash by ECO, ESND and subsidiaries.

On February 22, 2017, ESND, ECO, ECO’s material United States subsidiaries (ESND, ECO and the subsidiaries collectively referred to as the “Loan Parties”), JPMorgan Chase Bank, National Association, as Administrative Agent, and certain lenders entered into a Fifth Amended and Restated Revolving Credit Agreement (“2017 Credit Agreement”). The 2017 Credit Agreement amended and restated the Fourth Amended and Restated Five-Year Revolving Credit Agreement dated as of July 9, 2013 (as amended prior to February 22, 2017, the “2013 Credit Agreement”). Also on February 22, 2017, ESND, ECO and the holders of ECO’s 3.75% senior secured notes due January 15, 2021, (the “Notes”) entered into Amendment No. 4 to the Note Purchase Agreement (“Amendment No. 4”) dated as of November 25, 2013, (as amended the “2013 Note Purchase

Agreement”). The 2017 Credit Agreement and Amendment No. 4 eliminated covenants in the 2013 Credit Agreement and the 2013 Note Purchase Agreement that prohibited the Company from exceeding a debt-to-EBITDA ratio of 3.5 to 1.0 (or 4.0 to 1.0 following certain permitted acquisitions) and restricted the Company’s ability to pay dividends and repurchase stock when the ratio was 3.0 to 1.0 or more. As a result, the Company is no longer subject to a debt-to-EBITDA ratio.

Proceeds from the 2017 Credit Facility were used to repay the balance of the Company’s prior receivables securitization program.

The 2017 Credit Agreement provides for a revolving credit facility (with an aggregate committed principal amount of $1.0 billion), a first-in-last-out (“FILO”) revolving credit facility (with an aggregate committed principal amount of $100 million), and a term loan (with an aggregate committed principal amount of $77.6 million). The 2017 Credit Agreement also provides for the issuance of letters of credit under the revolving facility, up to $50.0 million, plus an additional $165.0 million credit support for the Company’s obligations under the 2013 Note Purchase Agreement. Obligations of ECO under the 2017 Credit Agreement are guaranteed by the Loan Parties. ECO’s obligations under these agreements and the guarantors’ obligations under the guaranty are secured by liens on substantially all Company assets. Availability of revolving credit under the 2017 Credit Agreement is subject to a borrowing base comprised of certain percentages of tangible assets, less reserves as defined in the agreement.

Borrowings under the 2017 Credit Agreement bear interest at LIBOR for specified interest periods, at the Alternate Base Rate (as defined in the 2017 Credit Agreement) or, in the case of swingline loans only, at the REVLIBOR30 Rate (as defined in the 2017 Credit Agreement) plus, in each case, a margin determined based on the type of the borrowing and the Company’s average quarterly revolving availability, ranging from 0.25% to 2.50%. In addition, ECO is required to pay the lenders a commitment fee on the unutilized portion of the revolving and FILO commitments under the 2017 Credit Agreement at a rate per annum equal to 0.25%. Letters of credit issued pursuant to the 2017 Credit Agreement incur fees based on the applicable margin rate for revolving LIBOR-based Loans, plus 0.125%. Interest on the Notes is payable semi-annually at a rate per annum equal to 3.75%. Applicable deferred financing fees associated with the transaction will be amortized over the life of the 2017 Credit Agreement.

The revolving and FILO credit facilities terminate and become due on February 22, 2022. The term loan is payable in monthly installments of $506,000, with any remaining balance due on February 22, 2022. The Notes are due January 15, 2021, but if ECO elects, or is required to prepay some or all of the Notes prior to January 15, 2021, ECO will be obligated to pay a make-whole amount calculated as set forth in the 2013 Note Purchase Agreement.

The 2017 Credit Agreement contains representations and warranties, covenants and events of default that are customary for facilities of this type, including covenants to deliver periodic certifications setting forth the revolving borrowing base and FILO borrowing base. So long as the Payment Conditions (as defined in the Credit Agreement) are satisfied, the Loan Parties may pay dividends, repurchase stock and engage in certain permitted acquisitions, investments and dispositions, in each case subject to the other terms and conditions of the Credit Agreement and the other loan documents.

As of December 31, 2017, the overall weighted average effective borrowing rate, excluding the impact of commitment fees, of the Company’s debt was 3.5% and 50.4% of the Company’s outstanding debt, excluding capital leases and letter of credit fees, was priced at variable interest rates based primarily on the London InterBank Offered Rate (“LIBOR”). ECO has entered into an interest rate swap transaction to mitigate its floating rate risk on a portion of its total long-term debt. See Note 2, “Summary of Significant Accounting policies”, for further details on this swap transaction and associated accounting treatment.

Debt consisted of the following amounts (in millions):

	As of December 31, 2017	As of December 31, 2016
2017 Credit Agreement
Term Loan	$73.1	$—
Revolving Credit Facility	181.3	—
FILO Facility	100.0	—
2013 Credit Agreement	—	260.4
2013 Note Purchase Agreement	150.0	150.0
Receivables Securitization Program	—	200.0
Capital Lease	—	0.1
Transaction Costs	(6.3)	(1.5)

Total	$498.1	$609.0

Debt maturities as of December 31, 2017, were as follows (in millions):

Year	Amount
2018	$6.1
2019	6.1
2020	6.1
2021	156.1
2022	330.0

Total	$504.4

12. Leases, Contractual Obligations and Contingencies

The Company has entered into non-cancelable long-term leases for certain property and equipment. Future minimum lease payments under operating leases in effect as of December 31, 2017, having initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

Year	Operating Leases
2018	$57,547
2019	56,069
2020	46,110
2021	32,664
2022	26,627
Thereafter	90,476

Total required lease payments	$309,493

Operating lease expense was approximately $54.1 million, $51.0 million, and $48.4 million in 2017, 2016 and 2015, respectively.

Sale-Leaseback

In September 2016, the Company entered into an agreement for the sale and leaseback of a facility in City of Industry, CA. The agreement provided for the sale of the facility for a purchase price of $31.7 million and the subsequent leaseback over a two year period. The lease is classified as an operating lease. As a result, the Company recorded a gain of $20.5 million in “warehousing, marketing and administrative expenses.” A deferred gain of approximately $2.8 million that is being amortized into income over the term of the lease was also recorded. As of December 31, 2017, $1.0 million remained as deferred gain and was included as a component of “other current liabilities”. The cash proceeds from the sale were primarily used to pay down long-term debt.

13. Pension Plans and Defined Contribution Plan

Pension Plans

As of December 31, 2017, the Company has pension plans covering approximately 2,200 of its active associates. A non-contributory plan covering non-union associates provides pension benefits that are based on years of credited service and a percentage of annual compensation. In 2009, benefits were frozen in the plan covering non-union employees. A non-contributory plan covering union members generally provides benefits of stated amounts based on years of service. The Company funds the plans in accordance with all applicable laws and regulations. The Company uses December 31, as its measurement date to determine its pension obligations.

Change in Projected Benefit Obligation

The following table sets forth the plans’ changes in the Projected Benefit Obligation for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Benefit obligation at beginning of year	$182,253	$211,389
Service cost—benefit earned during the period	1,285	1,269
Interest cost on projected benefit obligation	7,448	8,073
Actuarial (gain) loss	21,150	4,547
Benefits paid	(6,917)	(2,952)
Settlements	—	(40,073)
Plan change	1,838	—

Benefit obligation at end of year	$207,057	$182,253

In 2016, the Company commenced a voluntary lump-sum pension offering to eligible, terminated, vested plan participants that was completed during the second quarter of 2016. As a result of the lump sum offer, a settlement and remeasurement of the Essendant Pension Plan was performed.

Plan Assets and Investment Policies and Strategies

The following table sets forth the change in the plans’ assets for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Fair value of plan assets at beginning of year	$142,088	$162,977
Actual return on plan assets	18,555	12,136
Company contributions	10,000	10,000
Benefits paid	(6,917)	(2,952)
Settlements	—	(40,073)

Fair value of plan assets at end of year	$163,726	$142,088

The Company’s pension plan investment allocations, as a percentage of the fair value of total plan assets, as of December 31, 2017 and 2016, by asset category are as follows:

Asset Category	2017	2016
Cash	0.7%	0.6%
Equity securities	46.3%	50.8%
Fixed income	34.6%	27.4%
Real assets	4.9%	4.8%
Hedge funds	9.9%	11.9%
Master Limited Partnerships	3.6%	4.5%

Total	100.0%	100.0%

The investment policies and strategies for the Company’s pension plan assets are established with the goals of generating above-average investment returns over time, while containing risk within acceptable levels and providing adequate liquidity for the payment of plan obligations as necessary. The Company recognizes that there typically are tradeoffs among these objectives, and strives to minimize risk associated with a given expected return.

The Company’s pension plan assets are measured at fair value on a recurring basis and are invested primarily in a diversified mix of fixed income investments and equity securities. The Company establishes target ranges for investment allocation and sets specific allocations. The target allocations for the non-union plan assets are 45.0% fixed income, 36.0% equity securities, 9.0% real assets, and 10.0% hedge funds. The target allocations for the union plan assets are 17.0% fixed income, 64.0% equity securities, 9.0% real assets and 10.0% hedge funds. Equity securities include investments in large and small market capitalization corporations located in the U.S. and a mix of both international and emerging market corporations. Fixed income securities include investment grade bonds and U.S. treasuries. Other types of investments include commodity futures, real estate investment trusts (REITs) and hedge funds.

Fair values for equity and certain fixed income securities are primarily based on valuations for identical instruments in active markets.

The fair values of the Company’s pension plan assets at December 31, 2017 and 2016 by asset category are as follows:

Fair Value Measurements at December 31, 2017 (in thousands)

Asset Category			Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at Net Asset Value (a)
Cash			$1,158	$1,158	$—	$—	$—
Equity Securities
U.S. Large Cap	(b	)	28,015	28,015	—	—	—
International	(c	)	22,667	22,667	—	—	—
Emerging Markets	(d	)	14,781	14,781	—	—	—
U.S. Small Cap	(e	)	10,320	10,320	—	—	—
Fixed Income
U.S. Fixed Income	(f	)	54,214	5,976	48,238	—	—
U.S. Inflation Protected Bonds	(g	)	491	491	—	—	—
High Yield Bonds	(h	)	1,029	1,029	—	—	—
International Fixed Income	(i	)	1,013	1,013	—	—	—
Real Assets
Domestic Real Estate	(j	)	5,355	5,355	—	—	—
Commodities	(k	)	2,665	2,665	—	—	—
Hedge Funds
Hedge Funds	(l	)	16,145	—	—	—	16,145
Master Limited Partnerships
Master Limited Partnerships	(m	)	5,873	5,873	—	—	—

Total			$163,726	$99,343	$48,238	$—	$16,145

Fair Value Measurements at December 31, 2016 (in thousands)

Asset Category			Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at Net Asset Value (a)
Cash			$874	$874	$—	$—	$—
Equity Securities
U.S. Large Cap	(b	)	27,779	27,779	—	—	—
International	(c	)	21,960	21,960	—	—	—
Emerging Markets	(d	)	12,504	12,504	—	—	—
U.S. Small Cap	(e	)	9,974	9,974	—	—	—
Fixed Income
U.S. Fixed Income	(f	)	36,778	4,551	32,227	—	—
U.S. Inflation Protected Bonds	(g	)	403	403	—	—	—
High Yield Bonds	(h	)	912	912	—	—	—
International Fixed Income	(i	)	807	807	—	—	—
Real Assets
Domestic Real Estate	(j	)	4,204	4,204	—	—	—
Commodities	(k	)	2,563	2,563	—	—	—
Hedge Funds
Hedge Funds	(l	)	16,962	—	—	—	16,962
Master Limited Partnerships
Master Limited Partnerships	(m	)	6,368	6,368	—	—	—

Total			$142,088	$92,899	$32,227	$—	$16,962

(a)	In accordance with the relevant accounting standards, certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
(b)	A daily valued mutual fund investment. The fund invests in publicly traded, large market capitalization companies domiciled predominantly in the U.S.
(c)	A daily valued mutual fund investment. This fund invests in common stocks of companies domiciled in developed market countries outside of the U.S.
(d)	A daily valued mutual fund investment. The fund invests in publicly traded companies domiciled in emerging market countries.
(e)	Daily mutual fund investments with different investment styles (one core, one value, one growth) that invest in publicly traded small market capitalization companies. The majority of holdings are domiciled in the U.S. though the funds may hold international stocks.
(f)	Principally consists of a separately managed fixed income portfolio utilized to match the duration of plan liabilities. This liability-driven investment portfolio is comprised of Treasury securities including STRIPS and zero coupon bonds, as well as high quality corporate bonds. Also includes a daily valued mutual fund that invests in publicly traded U.S. government, asset-backed, mortgage-backed and corporate fixed-income securities. 2016 classifications have been conformed to the 2017 presentation.
(g)	A daily valued mutual fund investment. The fund invests in publicly traded bonds backed by the full faith and credit of the federal government and whose principal is adjusted quarterly based on inflation.
(h)	A daily valued mutual fund investment. The fund invests in publicly traded, higher-quality (top-tier BB and B rated) corporate high yield bonds.
(i)	A daily valued mutual fund investment. The fund invests in publicly traded bonds of governments, agencies and companies domiciled in countries outside of the U.S.
(j)	A daily valued mutual fund investment. The fund invests in publicly traded REITs. This is an index mutual fund that tracks the Morgan Stanley REIT Index. The fund normally invests at least 98% of assets that are included in the Morgan Stanley REIT Index.

(k)	A daily valued mutual fund investment. This fund combines a commodities position, typically through swap agreements, with a portfolio of inflation indexed bonds and other fixed income securities. The commodities position is constructed to track the performance of the Bloomberg Commodity Index.
(l)	Separately managed funds of hedge funds. These funds seek attractive risk-adjusted returns through investments in a well-diversified group of managers that employ a variety of unique investment strategies. They target low volatility and low correlation to traditional asset classes. These funds may allocate their assets among a select group of non-traditional portfolio managers that invest or trade in a wide range of securities and other instruments.
(m)	A managed fund of master limited partnerships.

Plan Funded Status

The following table sets forth the plans’ funded status as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Funded status of the plan	$(43,331)	$(40,165)
Unrecognized prior service cost	4,125	2,574
Unrecognized net actuarial loss	66,392	58,957

Net amount recognized	$27,186	$21,366

Amounts Recognized in Consolidated Balance Sheets

The following table sets forth the amounts recognized in the consolidated balance sheets as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Accrued benefit liability	$(43,331)	$(40,165)
Accumulated other comprehensive income	70,517	61,531

Net amount recognized	$27,186	$21,366

Components of Net Periodic Benefit Cost

In March 2017, the Financial Accounting Standards Board issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard requires registrants that include a measure of operating income to include the service cost component in the same financial statement line item as other compensation costs and to report other pension-related costs, including amortization of prior service cost/credit, and settlement and curtailment effects, etc. separately, excluding them from operating expenses and income. Effective January 1, 2018, the Company adopted the standard. This resulted in a $2.9 million, $16.2 million and $3.9 million reclassification between operating expense and pension expense in the Company’s Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015, respectively.

Net periodic pension cost below has been recast for the adoption of ASU 2017-07 for the years ended December 31, 2017, 2016 and 2015 for pension and supplemental benefit plans which includes the following components (in thousands):

	Pension Benefits For the Years Ended December 31,
	2017	2016	2015
Service cost—benefit earned during the period	$1,285	$1,269	$1,495

Interest cost on projected benefit obligation	$7,448	$8,073	$8,997
Expected return on plan assets	(9,090)	(9,730)	(11,217)
Amortization of prior service cost	288	295	296
Amortization of actuarial loss	4,248	5,070	5,865
Settlements	—	12,510	—

Total non-service cost	$2,894	$16,218	$3,941

Net periodic pension cost	$4,179	$17,487	$5,436

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into the net periodic benefit cost during 2018 are approximately $5.2 million and $0.4 million, respectively.

Assumptions Used

The following tables summarize the Company’s actuarial assumptions for discount rates, expected long-term rates of return on plan assets:

	2017	2016	2015
General pension plan assumptions:
Assumed discount rate	N/A	4.18%	4.52%
Equivalent single discount rate for benefit obligations	3.69%	N/A	N/A
Equivalent single discount rate for interest cost	3.55%	N/A	N/A
Expected long-term rate of return on plan assets	5.50%	6.30%	6.50%
Union pension plan assumptions:
Assumed discount rate	N/A	4.22%	4.55%
Equivalent single discount rate for benefit obligations	3.71%	N/A	N/A
Equivalent single discount rate for service cost	3.78%	N/A	N/A
Equivalent single discount rate for interest cost	3.47%	N/A	N/A
Expected long-term rate of return on plan assets	5.30%	6.20%	6.30%

To select the appropriate actuarial assumptions, management relied on current market conditions, historical information and consultation with, and input from, the Company’s external actuarial specialists. The expected long-term rate of return on plan assets assumption is based on historical returns and the future expectation of returns for each asset category, as well as the target asset allocation of the asset portfolio.

At December 31, 2017, the Company refined the method used to determine the service and interest cost components of the Company’s net periodic benefit cost. Previously, the cost was determined using a single weighted-average discount rate derived from the yield curve. Under the refined method, known as the spot rate approach, individual spot rates along the yield curve that correspond with the timing of each benefit payment are used. The Company believes this change provides a more precise measurement of service and interest costs by improving the correlation between projected cash outflows and corresponding spot rates on the yield curve. Compared to the previous method, the spot rate approach will decrease the service and interest components of the

Company’s benefit costs by an immaterial amount in 2018. There is no impact on the total benefit obligation. The Company will account for this change prospectively as a change in accounting estimate.

Contributions

In December 2017, the Company’s Board of Directors approved a cash contribution of $10.0 million to the Essendant Pension Plan that was paid in January 2018, but additional fundings, if any, for the remainder of 2018 have not yet been determined.

Estimated Future Benefit Payments

The estimated future benefit payments under the Company’s pension plans, excluding the impact of future lump sum offerings, are as follows (in thousands):

Amounts
2018	$12,739
2019	11,798
2020	11,175
2021	10,145
2022	10,838
2023-2027	55,673

Defined Contribution Plan

The Company has a defined contribution plan. Salaried associates and non-union hourly paid associates are eligible to participate after completing six consecutive months of employment. The plan permits associates to have contributions made as 401(k) salary deferrals on their behalf, or as voluntary after-tax contributions, and provides for Company contributions, or contributions matching associates’ salary deferral contributions, at the discretion of the Board of Directors. Expense associated with the Company contributions to match associates’ contributions were approximately $7.4 million, $7.1 million and $5.9 million in 2017, 2016 and 2015, respectively.

14. Preferred Stock

ESND’s authorized capital shares include 15 million shares of preferred stock. The rights and preferences of preferred stock are established by ESND’s Board of Directors upon issuance. As of December 31, 2017 and 2016, ESND had no preferred stock outstanding and all 15 million shares are classified as undesignated.

15. Income Taxes

The 2017 Tax Act was signed into law on December 22, 2017. The 2017 Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21%, eliminating certain deductions, imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. The 2017 Tax Act also enhances and extends through 2026 the option to claim accelerated depreciation deductions on qualified property. The Company has not completed the determination of the accounting implications of the 2017 Tax Act on tax accruals. However, the Company has reasonably estimated the effects of the 2017 Tax Act and recorded provisional amounts in the financial statements as of December 31, 2017. Essendant recorded a provisional tax expense for the impact of the 2017 Tax Act of approximately $2.6 million. This amount is comprised of the impacts of the one-time transition tax on the accumulated earnings of foreign subsidiaries and the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%. As the Company completes the analysis of the 2017 Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the provision for income taxes in the period in which the adjustments are made.

The provision for income taxes consisted of the following (in thousands):

	For the Years Ended December 31,
	2017	2016	2015
Currently Payable
Federal	$3,794	$34,867	$67,702
State	1,718	5,255	8,387
Foreign	1,359	1,305	1,614

Total currently payable	6,871	41,427	77,703
Deferred, net
Federal	(8,709)	(9,554)	(20,929)
State	150	(779)	(1,778)
Foreign	(341)	(291)	(455)

Total deferred, net	(8,900)	(10,624)	(23,162)

Provision for income taxes	$(2,029)	$30,803	$54,541

The Company’s effective income tax rates for the years ended December 31, 2017, 2016 and 2015 varied from the statutory federal income tax rate as set forth in the following table (in thousands):

	Years Ended December 31,
	2017		2016		2015
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax provision based on the federal statutory rate	$(94,153)	35.0%	$33,130	35.0%	$3,569	35.0%
State and local income taxes—net of federal income tax benefit	1,267	-0.5%	2,639	2.8%	374	3.6%
Impairment of goodwill	87,688	-32.6%	—	—	47,468	465.5%
Capital loss valuation (allowance) reversal	—	—	(4,265)	-4.5%	1,217	11.9%
Provisional transition tax	1,927	-0.7%	—	—	—	—
Remeasurement due to tax reform rate change	627	-0.2%	—	—	—	—
Tax effects of foreign dividend payments	—	—	1,756	1.8%	—	—
Research and Development tax credit	(261)	0.1%	(1,237)	-1.3%	—	—
Non-deductible and other	876	-0.3%	(1,220)	-1.3%	1,913	18.8%

Provision for income taxes	$(2,029)	0.8%	$30,803	32.5%	$54,541	534.8%

The deferred tax assets and liabilities resulted from temporary differences in the recognition of certain items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (in thousands):

	As of December 31,
	2017		2016
	Assets	Liabilities	Assets	Liabilities
Accrued expenses	$14,755	$—	$16,742	$—
Allowance for doubtful accounts	9,375	—	15,155	—
Depreciation and amortization	—	15,560	—	20,643
Intangibles arising from acquisitions	—	5,807	—	22,600
Inventory reserves and adjustments	—	12,268	—	17,900
Pension and post-retirement	8,536	—	11,700	—
Share-based compensation	4,505	—	6,627	—
Income tax credits and net operating losses	9,457	—	10,790	—
Restructuring costs	795	—	1,288	—
Other	725	—	921	—

Total Deferred	48,148	33,635	63,223	61,143

Valuation Allowance	(7,043)	—	(5,035)	—

Net Deferred	$41,105	$33,635	$58,188	$61,143

Valuation allowances principally relate to state tax credits. As of December 31, 2017, the Company has state tax credit carryforwards of $9.8 million that expire by 2021, state net operating loss carryforwards of $0.7 million that expire by 2038, and acquired federal net operating losses of $4.8 million that expire by 2034.

Accounting for Uncertainty in Income Taxes

The following table shows the changes in gross unrecognized tax benefits, for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	2017	2016	2015
Beginning Balance, January 1	$3,830	$3,350	$3,205
Additions based on tax positions taken during a prior period	358	713	1
Reductions based on tax positions taken during a prior period	(10)	(32)	(14)
Additions based on tax positions taken during the current period	41	103	425
Reductions related to settlement of tax matters	(973)	(52)	(46)
Reductions related to lapses of applicable statutes of limitation	(301)	(252)	(221)

Ending Balance, December 31	$2,945	$3,830	$3,350

The total amount of unrecognized tax benefits as of December 31, 2017, 2016 and 2015 that, if recognized, would affect the effective tax rate are $2.4 million, $2.6 million, and $2.2 million, respectively.

The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense. The gross amount of interest and penalties reflected in the Consolidated Statements of Operations for the years ended December 31, 2016 and 2015 were $0.3 million and 0.1 million, respectively. There were no interest and penalties for the year ended December 31, 2017. The Consolidated Balance Sheets at December 31, 2017 and 2016 each include $0.9 million accrued for the potential payment of interest and penalties.

As of December 31, 2017, the Company’s U.S. Federal income tax returns for 2014 and subsequent years remain subject to examination by tax authorities. In addition, the Company’s state income tax returns for the 2008 and subsequent tax years remain subject to examination by state and local tax authorities. The Company is currently under examination by a number of state and local tax authorities. Due to the potential for resolution of ongoing examinations and the expiration of various statutes of limitation, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $1.2 million.

16. Other Assets and Liabilities

Other assets and liabilities as of December 31, 2017 and 2016 were as follows (in thousands):

	As of December 31,
	2017	2016
Other Current Assets:
Investment in deferred compensation	$784	$549
Short-term prepaid assets	25,290	23,951
Income tax prepayments	12,767	2,733
Other	4,203	4,867

Total other current assets	$43,044	$32,100

Other Long-Term Assets:
Investment in deferred compensation	$3,674	$4,776
Long-term prepaid assets	25,573	34,307
Long-term deferred tax asset	8,662	3,423
Other	4,225	2,703

Total other long-term assets	$42,134	$45,209

Other Long-Term Liabilities:
Accrued pension obligation	$43,331	$40,165
Deferred rent	25,019	22,561
Deferred directors compensation	3,652	4,786
Long-term swap liability	581	205
Long-term income tax liability	5,659	3,999
Long-term merger expenses	190	1,812
Long-term workers compensation liability	9,124	9,517
Other	1,666	1,602

Total other long-term liabilities	$89,222	$84,647

17. Fair Value Measurements

The Company measures certain financial assets and liabilities, including foreign exchange hedges and interest rate swaps, at fair value on a recurring basis, based on significant other observable inputs. The fair value of the foreign exchange hedges and the interest rate swaps is determined by using quoted market forward rates (level 2 inputs) and reflects the present value of the amount the Company would pay for contracts involving the same notional amount and maturity date.

Accounting guidance on fair value establishes a hierarchy for those instruments measured at fair value which distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1—Quoted market prices in active markets for identical assets or liabilities;

•	Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable; and

•	Level 3—Unobservable inputs developed using estimates and assumptions developed by the Company which reflect those that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period.

	Fair Value Measurements
	Total	Quoted Market Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Interest rate swap & foreign exchange hedges:
Assets
- as of December 31, 2017	$29	$—	$29	$—

Liabilities
- as of December 31, 2017	$638	$—	$638	$—
- as of December 31, 2016	$205	$—	$205	$—

The carrying amount of accounts receivable at December 31, 2017 and 2016, including $500.3 million of receivables sold under the Receivables Securitization Program in 2016, approximates fair value because of the short-term nature of this item.

As of December 31, 2017, no assets or liabilities are measured at fair value on a nonrecurring basis.

18. Legal Matters

The Company has been named as a defendant in two lawsuits alleging that the Company sent unsolicited fax advertisements to the named plaintiffs, as well as other persons and entities, in violation of the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (“TCPA”). One lawsuit was initially filed in the United States District Court for the Central District of California on May 1, 2015, and subsequently refiled in the United States District Court for the Northern District of Illinois (the “ND IL”). The other lawsuit was filed in the ND IL on January 14, 2016. The two lawsuits were consolidated for discovery and pre-trial proceedings, and assigned to the same judge. Plaintiffs in both lawsuits seek certification of a class of plaintiffs comprised of persons and entities who allegedly received fax advertisements from the Company. Under the TCPA, recipients of unsolicited fax advertisements can seek damages of $500 per fax for inadvertent violations and up to $1,500 per fax for knowing and willful violations. Other reported TCPA lawsuits have resulted in a broad range of outcomes, with each case being dependent on its own unique set of facts and circumstances. In each lawsuit, the Company has vigorously contested class certification and denied that any violations occurred. On November 3, 2017, the ND IL granted a motion by the Company to deny class certification. The effect of the ruling prevents the formation of a class, and limits the two plaintiffs to their individual claims. On November 17, 2017, plaintiffs filed with the United States Court of Appeals for the 7th Circuit (the “7th Circuit”), a Petition for Permission to Appeal under Rule 23(f) of the Federal Rules of Civil Procedure (the “Petition”). The ND IL then stayed both lawsuits until February 21, 2018. On December 8, 2017, the 7th Circuit granted the Petition. The Company expects that the ND IL will extend the stay of the lawsuits until the 7th Circuit rules.

Litigation of this kind is likely to lead to settlement negotiations, including negotiations prompted by pre-trial civil court procedures. Regardless of whether the lawsuits are resolved at trial or through settlement, the Company believes that a loss associated with resolution of the pending claims is probable. As of the year ended December 31, 2016, the Company recorded a $4.0 million, pre-tax reserve within “warehousing, marketing and administrative expenses” in the consolidated statement of operations and during the three months ended

March 31, 2017, the Company recorded an additional $6.0 million, pre-tax reserve to reflect events concerning mediation activities and settlement negotiations between the Company and the plaintiffs, for a total reserve of $10.0 million at December 31, 2017. The Company continues to evaluate its defenses based on its internal review and investigation of prior events, new information and future circumstances. Final disposition of the lawsuits, whether through settlement or through trial, may result in a loss materially in excess of the aggregate recorded amount. However, a range of reasonably possible excess losses is not estimable at this time.

As disclosed in the first quarter of 2017, the Company was named in a lawsuit filed by a former employee in the Los Angeles Superior Court. During the second quarter of 2017, the Company reached an agreement on the general terms of a settlement to resolve this litigation. The parties have finalized a settlement agreement, which is now subject to court approval. In consideration of the settlement, the Company recorded a $3.0 million pre-tax reserve within “warehousing, marketing and administrative expenses” in the consolidated statement of operations for 2017.

The Company is also involved in other legal proceedings arising in the ordinary course of, or incidental to its business. The Company has established reserves, which are not material, for potential losses that are probable and reasonably estimable that may result from those proceedings. In many cases, however, it is difficult to determine whether a loss is probable or even possible or to estimate the amount or range of potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. The Company believes that such ordinary course legal proceedings will be resolved with no material adverse effect upon its financial condition, results of operations or cash flows.

19. Selected Quarterly Financial Data—Unaudited

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total (1)
	(dollars in thousands, except per share data)
Year Ended December 31, 2017:
Net sales	$1,269,383	$1,260,656	$1,308,979	$1,198,309	$5,037,327
Gross profit	185,668	177,564	171,954	170,868	706,054
Net (loss) income (2)	(188,593)	5,096	(81,938)	(1,546)	(266,981)
Net (loss) income per share—basic	$(5.15)	$0.14	$(2.23)	$(0.04)	$(7.27)
Net (loss) income per share—diluted (3)	$(5.15)	$0.14	$(2.23)	$(0.04)	$(7.27)
Year Ended December 31, 2016:
Net sales	$1,352,296	$1,354,523	$1,407,504	$1,254,699	$5,369,022
Gross profit	200,082	195,823	198,854	165,102	759,861
Net income (loss) (4)	16,530	12,933	36,742	(2,353)	63,852
Net income (loss) per share—basic	$0.45	$0.35	$1.00	$(0.06)	$1.75
Net income (loss) per share—diluted (3)	$0.45	$0.35	$0.99	$(0.06)	$1.73

(1)	As a result of changes in the number of common and common equivalent shares during the year, the sum of quarterly earnings per share will not necessarily equal earnings per share for the total year.
(2)	2017 results were impacted by the following items, net of taxes:

	2017 factors
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Impairment of goodwill	$192,269	$—	$79,541	$—	$271,810
Litigation reserve	3,676	1,836	—	—	5,512
Transformational expenses	1,833	3,359	3,690	3,208	12,090
Recovery of notes receivable	—	—	(91)	(91)	(182)
Tax reform adjustment	—	—	—	2,545	2,545

(3)	As a result of the net loss in the quarters ended March 31, 2017, September 30, 2017, and December 31, 2017 and December 31, 2016, the effect of potentially dilutive securities would have been anti-dilutive and have been omitted from the calculation of diluted earnings per share, consistent with GAAP.
(4)	2016 results were impacted by the following items, net of taxes:

	2016 factors
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Gain on sale of City of Industry facility	$—	$—	$(17,752)	$(1,651)	$(19,403)
Settlement charge related to the defined benefit plan	—	7,328	261	216	7,805
Litigation reserve	—	—	—	2,492	2,492
Severance costs for operating leadership	—	—	776	—	776
State income tax reserve adjustment	—	—	—	417	417
Restructuring charges	155	—	(754)	—	(599)
Tax impact of a dividend from a foreign subsidiary	—	—	1,666	—	1,666

ANNEX F

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 46,500,000 shares, consisting of (i) 1,500,000 shares of a class designated as preferred stock, $0.01 par value (“preferred stock”), (ii) 40,000,000 shares of Common Stock, and (iii) 5,000,000 shares of Nonvoting Common Stock. Of the authorized shares of capital stock, 16,220,438 shares of Common Stock, no shares of Nonvoting Common Stock and no shares of preferred stock were outstanding as of June 5, 1998. In addition, Employee Stock Options exercisable for an aggregate of 1,824,438 shares of Common Stock and Warrants exercisable for an aggregate of 1,547 shares of Common Stock were outstanding as of such date.

COMMON STOCK AND NONVOTING COMMON STOCK

Holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company’s indebtedness. See “Common Stock Price Range and Dividend Policy” and “Description of Indebtedness.” In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of shares of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such a meeting.

Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future. Shares of Nonvoting Common Stock are entitled to all rights granted to, and subject to all restrictions imposed on, shares of Common Stock, other than the right to vote, except in certain limited circumstances. Subject to certain restrictions, shares of Nonvoting Common Stock are convertible at any time at the option of the holder thereof into shares of Common Stock for no additional consideration.

PREFERRED STOCK

The Company is authorized to issue 1,500,000 shares of preferred stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or the Company’s Charter, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock, the dividend rate thereon, the terms and conditions of any voting and conversion rights for the series, the amounts payable on the series upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares of any series, and the preferences and relative rights among the series of preferred stock. Such rights, preferences, privileges and limitations could adversely affect the rights of holders of Common Stock. In addition, the Board of Directors of the Company, subject to its fiduciary duties, may issue shares of preferred stock in order to deter a takeover attempt. See “Risk Factors—Possible Anti-Takeover Effects.”

F-1

ANNEX G

THIRD RESTATED CERTIFICATE OF INCORPORATION

OF

ESSENDANT INC.

Essendant Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

A.	The Corporation’s original certificate of incorporation was filed under the name United Stationers Inc. in the office of the Secretary of State of Delaware on August 18, 1981.
B.	This Third Restated Certificate of Incorporation restates and integrates and does not further amend the Certificate of Incorporation of the Corporation as heretofore amended and supplemented, and there is no discrepancy between those provisions and the provisions of this Third Restated Certificate of Incorporation.
C.	This Third Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with Section 245 of the General Corporation Law of the State of Delaware.
D.	The text of the Third Restated Certificate of Incorporation is as follows:

FIRST: The name of the corporation is:

ESSENDANT INC.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation are:

1. To acquire by purchase, subscription or otherwise, and to own, hold, sell, negotiate, assign, hypothecate, deal in, exchange, transfer, mortgage, pledge or otherwise dispose of, alone or in syndicate or otherwise in conjunction with others, any shares of the capital stock, scrip, rights, participating certificates, certificates of interest, or any voting trust certificates in respect of the shares of capital stock of, or any bonds, mortgages, securities, evidences of indebtedness, acceptances, commercial paper, choses in action, and obligations of every kind and description (all of the foregoing being hereinafter sometimes called “securities”) issued or created by any public, quasi-public or private corporation, joint stock company, association, partnership, common law trust, firm or individual, or of any combinations, organizations or entities whatsoever, irrespective of their forms or the names by which they may be described, or of the Government of the United States of America, or any foreign government, or of any state, territory, municipality or other political subdivision, or of any government agency; and to issue in exchange therefor, in the manner permitted by law, shares of the capital stock, bonds or other obligations of the Corporation; and while the holder or owner of any such securities, to possess and exercise in respect thereof any and all rights, powers and privileges of ownership, including the right to vote thereon; and, to the extent now or hereafter permitted by law, to aid by loan, guarantee or otherwise those issuing, creating or responsible for any such securities; and to do any and all lawful things designed to protect, preserve, improve or enhance the value of any such securities.

2. To carry on and conduct any and every kind of manufacturing, distribution and service business; to manufacture, process, fabricate, rebuild, service, purchase or otherwise acquire, to design, invent or develop, to import or export, and to distribute, lease, sell, assign or otherwise dispose of and generally deal in and with raw materials, products, goods, wares, merchandise and real and personal property of every kind and character; and to provide services of every kind and character.

3. To conduct any lawful business, to exercise any lawful purpose and power, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

4. In general, to possess and exercise all the powers and privileges granted by the Delaware General Corporation Law or by any other law of Delaware or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 120,000,000 shares, consisting of (a) 15,000,000 shares of a class designated as Preferred Stock, par value $0.01 per share (the “Preferred Stock”), (b) 100,000,000 shares of a class designated as Common Stock, par value $0.10 per share (the “Common Stock”), and (c) 5,000,000 shares of a class designated as Nonvoting Common Stock, par value $0.01 per share (the “Nonvoting Common Stock”).

The designations and the powers, preferences, rights, qualifications, limitations, and restrictions of the Preferred Stock, Common Stock and Nonvoting Common Stock are as follows:

1. Provisions Relating to the Preferred Stock.

(a) The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the board of directors of the Corporation as hereafter prescribed.

(b) Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and with respect to each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(i) whether or not the class or series is to have voting rights, full, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

(ii) the number of shares to constitute the class or series and the designations thereof;

(iii) the preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(iv) whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(v) whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

(vi) the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(vii) the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(viii) whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities, or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(ix) such other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation seem advisable.

(c) The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The board of directors of the Corporation may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

(d) The certificate of designations for the Series A Junior Preferred Stock of the Corporation is set forth on Annex A attached hereto.

2. Provisions Relating to the Common Stock and Nonvoting Common Stock.

(a) Identical Rights. Except as otherwise provided in this Article Fourth, all shares of Common Stock and Nonvoting Common Stock shall be identical and shall entitle the holder thereof to the same rights and privileges.

(b) Dividends. From and after the date of issuance, the holders of outstanding shares of Common Stock and Nonvoting Common Stock shall be entitled to receive dividends on the shares of Common Stock and Nonvoting Common Stock when, as, and if declared by the board of directors, out of funds legally available for such purpose. All holders of shares of Common Stock and Nonvoting Common Stock shall share ratably, in accordance with the numbers of shares held by each such holder, in all dividends or distributions on shares of Common Stock payable in cash, in property or in securities of the Corporation (other than shares of Common Stock). All dividends or distributions declared on shares of Common Stock and Nonvoting Common Stock which are payable in shares of Common Stock or Nonvoting Common Stock shall be declared on both classes of shares at the same rate, provided that any such dividend or distribution shall be payable in shares of the class of Common Stock or Nonvoting Common Stock held by the stockholder to whom the dividend or distribution is payable.

(c) Stock Splits, Etc. The Corporation shall not in any manner subdivide (by stock split, stock dividend, or otherwise), or combine (by reverse stock split, or otherwise) the outstanding shares of Common Stock or Nonvoting Common Stock unless the outstanding shares of the other class shall be proportionately subdivided or combined. No reclassification or any other adjustment or modification of the rights or preferences shall be effected (including without limitation pursuant to a merger, consolidation or liquidation involving the Corporation) with respect to either the Common Stock or the Nonvoting Common Stock unless both the Common Stock and Nonvoting Common Stock are reclassified or the rights or preferences are adjusted or modified in exactly the same manner and at the same time. In this regard, and without limiting the generality of the foregoing, in the case of any consolidation or merger of the Corporation with or into any other entity (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all the assets of the Corporation, or the reclassification of the Common Stock into any other form of capital stock of the Corporation, whether in whole or in part, each share of Nonvoting Common Stock shall, after such consolidation, merger, sale, or transfer or reclassification, be converted into the kind and amount of shares of stock and other securities and property which such holder would have been entitled to receive upon such consolidation, merger, sale, or transfer or reclassification if such holder had held such Common Stock issuable upon the conversion of such share of Nonvoting Common Stock immediately prior to such consolidation, merger, sale, or transfer or reclassification; provided, however, that no such shares of stock or other securities into which shares of Nonvoting Common Stock are so converted shall have any voting rights whatsoever.

(d) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, the holders of shares of Common Stock and Nonvoting Common Stock shall be entitled to share ratably, in accordance with the number of shares held by each such holder, in all of the assets of the Corporation available for distribution to the holders of shares of Common Stock.

(e) Voting Rights. Except as otherwise provided herein or by law, the entire voting power of the Corporation shall be vested in the holders of shares of Common Stock and each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder; provided that, without the consent of the holders of record of at least 5l% of Nonvoting Common Stock at the time outstanding (assuming, for the purposes of this provision, that the holders of rights to acquire shares of Nonvoting Common Stock shall be deemed to be the holders of the shares of Nonvoting Common Stock which are at the time issuable upon the full exercise thereof whether or not such holders are then entitled to exercise such rights pursuant to the terms thereof), given in writing or by the vote at any regular or special meeting of stockholders of the Corporation, the Corporation shall not:

(i) amend, alter, modify, or repeal any provision of this Certificate of Incorporation or the By-Laws of the Corporation in any manner which adversely affects the relative rights, preferences, qualifications, powers, limitations or restrictions of the Nonvoting Common Stock, or amend, alter, modify, or repeal this Section 2(e);

(ii) increase or decrease the authorized number of shares of any class of capital stock of the Corporation or authorize, issue, or otherwise create securities convertible into or exercisable for any shares of capital stock of the Corporation other than the shares of Common Stock and Nonvoting Common Stock authorized hereunder and the shares of Series A, Series B, and Series C Preferred Stock designated in that certain Certificate of the Powers, Designations, Preferences, and Rights of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock dated March 30, 1995;

(iii) voluntarily effect an exchange or reclassification of shares of Nonvoting Common Stock into shares of another class of capital stock of the Corporation; or

(iv) effect a merger or consolidation of the Corporation with another corporation, unless the certificate or articles of incorporation of the surviving corporation shall provide that the shares of the capital stock of such surviving corporation into which the shares of Nonvoting Common Stock hereunder shall be converted shall have the identical rights and privileges as the shares of capital stock of such surviving corporation into which the shares of Common Stock hereunder shall be converted, other than the voting rights in this Section 2(e) and the conversion and other rights in Section 3 below which shall not be adversely affected by such merger or consolidation.

3. Conversion.

(a) Right to Conversion. Subject to and upon compliance with the provisions of this Section 3, any holder of shares of Nonvoting Common Stock shall be entitled at any time and from time to time to convert each share of Nonvoting Common Stock held by such holder into a share of Common Stock at the conversion rate of one share of Common Stock for one share of Nonvoting Common Stock.

(b) Procedure. The conversion of any shares of Nonvoting Common Stock into shares of Common Stock shall be effected by the holder of the shares of Nonvoting Common Stock to be converted surrendering the certificate therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the shares of Common Stock or at such other place as the Corporation is willing to accept such surrender accompanied by written notice to the Corporation at such office or other place that it elects to so convert and stating the number of shares of Nonvoting Common Stock being converted. Thereupon the Corporation shall promptly issue and deliver at such office or other place to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled, registered in the name of such holder or a designee of such holder as specified in such notice. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the shares to be converted in accordance with the procedure set forth in the first sentence of this Section 3(b) and the Person entitled to receive the shares issuable upon such conversion shall be treated for all purposes as having become the record holder of such shares at such time. In the event of the conversion of less than all of the shares of Nonvoting Common Stock into shares of Common Stock evidenced by the certificate so surrendered, the Corporation shall execute and deliver to or upon the written order of such holder, without charge to such holder, a new certificate evidencing the shares of Nonvoting Common Stock not converted.

(c) Reservation. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, or any shares of Common Stock held in its treasury, solely for the purpose of issue upon conversion of the shares of Nonvoting Common Stock as provided herein, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Nonvoting Common Stock. The shares of Common Stock so issuable shall when so issued be duly and validly issued, fully paid, and nonassessable.

(d) Certain Legal Requirements. No person subject to the provisions of Regulation Y shall, and no such Person shall permit any of its Bank Holding Company Affiliates to, convert any shares of Nonvoting Common Stock held by it into shares of Common Stock, and the Corporation shall not be required to convert any such shares of Nonvoting Common Stock, if after giving effect to such conversion, (i) such Person and its Bank Holding Company Affiliates would own more than 5% of the total issued and outstanding shares of Common Stock or (ii) such Person would Control the Corporation (and, for purposes of this clause (ii), a reasoned opinion of counsel to such Person (which is based on facts and circumstances deemed appropriate by such counsel) to the effect that such Person does not control the Corporation shall be conclusive).

4. Definitions.

As used in this Article Fourth, the terms indicated below shall have the following respective meanings:

(a) “Bank Holding Company Affiliate” shall mean, with respect to any person subject to the provisions of Regulation Y, (i) if such Person is a bank holding company, any company directly or indirectly controlled by such bank holding company, and (ii) otherwise, the bank holding company that controls such Person and any company (other than such Person) directly or indirectly controlled by such bank holding company.

(b) “Control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

(c) “Person” means an individual, partnership, association, joint venture, corporation, business, trust, estate, unincorporated organization, or government or any department, agency or subdivision thereof.

(d) “Regulation Y” shall mean Regulation Y promulgated by the Board of Governors of the Federal Reserve System (12 C.F.R. § 225) or any successor regulation.

FIFTH: In furtherance and not in limitation of the power conferred by statute, the board of directors is expressly authorized:

1. To make, alter or repeal the by-laws of the Corporation.

2. To authorize and cause the mortgage or pledge of the property and assets of the Corporation.

3. To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

SIXTH: All power of the Corporation shall be exercised by or under the direction of the board of directors except as otherwise provided herein or required by law. For the management of the business and for the conduct of the affairs of the Corporation, and in further creation, definition, limitation and regulation of the power of the CorporaTion and of its directors and of its stockholders, it is further provided as follows:

1. Election of Directors. Election of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

2. Number, Tenure and Qualifications. The total number of directors which shall constitute the whole board shall be nine (9), but this number may be increased or decreased from time to time by amendment of the by-laws by the directors or the stockholders from time to time, provided that in no case shall the number of directors constituting the whole board be less than three (3). The directors shall be divided into three (3) classes with respect to their term of office, class I, class II, and class III, as nearly equal in number as possible, to be determined by the board of directors. The directors shall be elected at the annual meetings of the stockholders, except as provided in Section 4 of this Article Sixth. At the 1987 annual meeting of stockholders, the class I directors shall be elected to a term of office expiring at the 1988 annual meeting of stockholders, the class II directors shall be elected to a term of office expiring at the 1989 annual meeting of stockholders and the class III directors shall be elected to a term of office expiring at the 1990 annual meeting of stockholders; and, in each case, each director shall hold office until his respective successor shall have been elected and qualified. At each annual election of directors held after the 1987 annual meeting of stockholders, the directors elected to succeed those directors whose terms then expire shall be elected to a term of office expiring at the third succeeding annual meeting of stockholders and shall hold office until their respective successors are elected and qualified. In the event of any change in the number of directors, any resultant increase or decrease in the number of directorships shall be apportioned among the three classes of directors so as to maintain all classes as nearly equal in number of directors as possible, as shall be determined by the whole board of directors at the time of such increase or decrease. Directors need not be stockholders or residents of Delaware.

3. Business at Annual Meetings; Nominations to Board of Directors.

(a) At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors; (ii) otherwise properly brought before the meeting by or at the direction of the board of directors; or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the date on which notice of such annual meeting is first given to stockholders. A stockholder’s notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (A) a brief description of the business desired to be brought before the annual meeting; (B) the name and address (which shall be the same as they appear in the Corporation’s records if the stockholder is a record holder) of the stockholder proposing such business; (C) the class and number of shares of the Corporation which are beneficially owned by the stockholder; and (D) any material interest of the stockholder in such business. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 3(a), and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(b) Nominations. Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, nominations for the election of directors may be made by the board of directors or a committee appointed by the board of directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a record owner of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission; and (e) the consent of each such nominee to serve as a director of the Corporation if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

4. Newly Created Directorships and Vacancies. Except as otherwise fixed pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation or the right to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

5. Removal of Directors. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation or the right to elect directors under specified circumstances, any director may be removed by the holders of a majority of the voting power of the then outstanding shares of the “Voting Stock” (defined in Article Seventh), voting together as a single class, but only for cause. Except as may otherwise be provided by law, cause for removal shall be construed to exist only if:

(a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, or

(b) the director whose removal is proposed has been adjudged by a court of competent jurisdiction to be liable for (i) any breach of the director’s duty of loyalty to the Corporation or its stockholders or

(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

6. Stockholder Action. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation:

(a) special meetings of stockholders of the Corporation may be called only by the chairman of the board, the president, the board of directors pursuant to a resolution approved by a majority of the entire board of directors, or at the written request of the holders of at least eighty percent (80%) of the voting power of the then outstanding Voting Stock acting together as a single class. Such request shall state the purpose or purposes of the proposed meeting. The notice of any such special meeting shall be issued within sixty (60) days after the Corporation’s receipt of such request. Written notice of a special meeting stating the time, place and object thereof shall be given to each stockholder entitled to vote thereat, at least fifty (50) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice; and

(b) any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, only if a consent in writing setting forth the actions so taken shall be signed by the holders of at least eighty percent (80%) of the voting power of the then outstanding Voting Stock acting together as a single class. All such consents must be executed and delivered to the secretary of the corporation not less than thirty (30) days nor more than sixty (60) days prior to the action to be taken pursuant to such consent.

7. By-Law Amendments. The board of directors shall have power to make, alter, amend and repeal the by-laws (except to the extent that any by-laws adopted by the stockholders may expressly prohibit amendment by the board of directors). Any by-laws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders. Anything to the contrary herein contained notwithstanding, no by-law shall be adopted or amended by the board of directors or the stockholders which shall be inconsistent with any of the terms and provisions of this certificate of incorporation

8. Additional Powers of Directors. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate of incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-laws had not been made.

SEVENTH: Vote Required for Certain Business Combinations.

1. Higher Vote for Certain Business Combinations.

(a) In addition to any affirmative vote required by law or this certificate of incorporation, and except as otherwise expressly provided in Section 2 of this Article Seventh:

(i) any merger or consolidation of the Corporation or any “Subsidiary” (as herein defined) with (a) any “Interested Stockholder” (as herein defined) or (b) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an “Affiliate” (as herein defined) of an Interested Stockholder; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of the assets of the Corporation or any Subsidiary having a Fair Market Value equal to ten percent (10%) or more of the total assets reflected on the Corporation’s most recently published consolidated balance sheet; or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for securities or other property (or a combination thereof), other than solely cash, having a Fair Market Value equal to ten percent (10%) or more of the total assets reflected on the corporation’s most recently published consolidated balance sheet; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall, in the case of each of clauses (i) through (v) above, require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of “Voting Stock” (as herein defined) of the Corporation voting together as a single class (it being understood that for purposes of this Article Seventh, each share of the Voting Stock shall have the number of votes granted to it pursuant to Article Fourth of this certificate of incorporation).

(b) Other Vote Requirements Not Controlling. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

2. When Higher Vote is Not Required. The provisions of Section 1 of this Article Seventh shall not be applicable to any particular “Business Combination” (as herein defined), and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this certificate of incorporation, if all of the conditions specified in either of the following paragraphs (a) and (b) are met:

(a) Approval by Disinterested Directors. The Business Combination shall have been approved by a majority of the “Disinterested Directors” (as herein defined); or

(b) Price and Procedural Requirements. All of the following conditions shall have been met:

(i) The aggregate amount of the cash and the “Fair Market Value” (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:

(A) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the “Announcement Date”) or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; and

(B) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date being referred to in this Article Seventh as the “Determination Date”), whichever is higher.

(ii) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph (b)(ii) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock);

(A) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

(B) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation; and

(C) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

(iii) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it. The price determined in accordance with paragraphs (b)(i) and (b)(ii) of this Section 2 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

(iv) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on the outstanding Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and (c) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(v) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances guarantees pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(vi) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least thirty (30) days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

3. Certain Definitions. For the purposes of this Article Seventh:

(a) The term “Person” means any individual, firm, corporation or other entity.

(b) The term “Interested Stockholder” means any person (other than the Corporation or any Subsidiary) who or which:

(i) is the beneficial owner, directly or indirectly, of twenty percent (20%) or more of the voting power of the outstanding Voting Stock; or

(ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of twenty percent (20%) or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

Anything in this Section 3(b) to the contrary notwithstanding, the term “Interested Stockholder” shall not include (A) the Corporation, or (B) any person or entity which, at the date of adoption of this certificate of incorporation by the Board of Directors (the “Adoption Date”) and at all times (except during one or more periods not exceeding seven (7) days in length) between the Adoption Date and the date of the proposed Business Combination, holds at least one of the capacities listed below:

(1) is a Subsidiary;

(2) is an employee benefit plan of the Corporation or any Subsidiary;

(3) is a member of the Executive Committee of the Board of Directors of the Corporation;

(4) is a beneficial owner of fifteen percent (15%) or more of the outstanding common stock of the Corporation; or

(5) is any entity in which one or more of the persons or entities referred to in clauses (B)(1), (B)(2), (B)(3) or (B)(4) of this Section 3(b) owns or holds more than fifty percent (50%) of the equity interest or voting power.

(c) The term “Business Combination” as used in this Article Seventh means any transaction which is referred to in any one or more of clauses (i) through (v) of paragraph (a) of Section 1 of this Article Seventh.

(d) A person shall be a “Beneficial Owner” of any Voting Stock:

(i) which such person or any of its “Affiliates” or “Associates” (as herein defined) beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

(e) For the purposes of determining whether a person is an Interested Stockholder pursuant to paragraph (b) of this Section 3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Paragraph (d) of this Section 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f) The term “Affiliate” of, or a person “Affiliated” with, a specific person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(g) The term “Associate” used to indicate a relationship with any person, means (1) any corporation or organization (other than this Corporation or a majority-owned subsidiary of this Corporation) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person, or (4) any investment company registered under the Investment Company Act of 1940 for which such person or any affiliate of such person serves as investment adviser.

(h) The term “Subsidiary” means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definitions of Interested Stockholder set forth in paragraph (b) of this Section 3, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(i) The term “Disinterested Director” means any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Disinterested Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors.

(j) The term “Fair Market Value” means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing last sale price or closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.

(k) The term “Voting Stock” means all outstanding shares of capital stock of the Corporation or another corporation entitled to vote generally in the election of directors, and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares.

(l) In the event of any Business Combination in which the Corporation survives, the phrase “consideration other than cash to be received” as used in paragraphs (b)(i) and (b)(ii) of Section 2 of this Article Seventh shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

(m) The term “Announcement Date” shall have the meaning specified in Section 2(b)(i)(A).

(n) The term “Determination Date” shall have the meaning specified in Section 2(b)(i)(B).

4. Powers of the Board of Directors. A majority of the Directors shall have the power and duty to determine for the purposes of this Article Seventh, on the basis of information known to them after reasonable inquiry: (a) whether a person is an Interested Stockholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, and (d) the Fair Market Value of any assets which are the subject of any Business Combination. A majority of the Directors shall have the further power to interpret all of the terms and provisions of this Article Seventh.

5. No Effect on Fiduciary Obligations of Interested Stockholders. Nothing contained in this Article Seventh shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

EIGHTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Eighth is in effect. Any repeal or amendment of this Article Eighth shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Eighth. Such right shall include the right to be paid by the Corporation expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, by-law, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article Eighth shall extend to proceedings involving the negligence of such person.

As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Ninth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Ninth, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law.

TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ELEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation.

TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. The foregoing and anything contained elsewhere in this certificate of incorporation to the contrary notwithstanding, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend, repeal, or adopt any provision inconsistent with Article Sixth, Section 2; Article Sixth, Section 3; Article Sixth, Section 4; Article Sixth, Section 6; and Article Seventh.

ANNEX H

AMENDED AND RESTATED

BYLAWS

OF

ESSENDANT INC.

A Delaware Corporation

As of December 13, 2016

AMENDED AND RESTATED BYLAWS

OF

ESSENDANT INC.

A Delaware Corporation

PREAMBLE

These bylaws have been amended and restated as of December 13, 2016. These bylaws are subject to, and governed by, the General Corporation Law of the State of Delaware (the “DGCL”) and the certificate of incorporation, as it may be amended and in effect from time to time (the “Certificate of Incorporation”) of Essendant Inc., a Delaware corporation (the “Corporation”). In the event of a direct conflict between the provisions of these bylaws and the mandatory provisions of the DGCL or the provisions of the Certificate of Incorporation, such provisions of the DGCL or the Certificate of Incorporation, as the case may be, will be controlling.

ARTICLE I

OFFICES

1.1 Registered Office and Agent. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware or as otherwise designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware. The name and address of the registered agent of the Corporation is The Corporation Trust Company or as otherwise designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2 Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting. If the election of directors shall not be held on the day designated herein for any annual meeting, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as may be convenient.

2.2 Special Meeting. A special meeting of the stockholders shall be held as provided in the Certificate of Incorporation and in Article V hereof.

2.3 Place of Meetings. An annual meeting of stockholders may be held at any place within or without the State of Delaware designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but shall be held solely by means of remote communication, subject to such guidelines and procedures as the board of directors may adopt, as permitted by applicable law.

2.4 Notice of Meeting.

(a) Written or printed notice stating the place, day, and time of an annual meeting of the stockholders and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any annual meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such annual meeting, object to the transaction of any business because the annual meeting is not lawfully called or convened, or who shall, either before or after the annual meeting, submit a signed waiver of notice, in person or by proxy.

(b) Notices of special meetings of the stockholders shall be issued as provided in the Certificate of Incorporation and in Article V hereof.

(c) Without limiting the foregoing paragraphs of this Section 2.4, any notice to stockholders of a meeting given by the Corporation pursuant to this Section 2.4 or the Certificate of Incorporation, shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation and shall also be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or Assistant Secretary of the Corporation, the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by a form of electronic transmission in accordance with these bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consent to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder.

(d) For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

2.5 Advance Notice of Stockholder Business; Nominations to Board of Directors.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nomination for election to the Board of Directors, which must comply with paragraph (b) below and the Certificate of Incorporation) must be, in addition to the requirements contained in the Certificate of Incorporation: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (C) otherwise properly brought before the meeting by a stockholder of the Corporation (i) who is a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting, on the date such stockholder provides timely notice to the Corporation as provided herein and on the date of the annual meeting and (ii) who complies with the notice procedures set forth in this paragraph (a) and the Certificate of Incorporation. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice in proper written form must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the date on which notice of such annual meeting is first given to stockholders. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this paragraph (a). To be in proper written form under this paragraph (a), a stockholder’s notice to the Secretary shall set forth, in addition to any information required pursuant to the Certificate of Incorporation, (A) as to each matter the stockholder proposes to bring before the annual meeting a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws, the text of the proposed amendment) and (B) the following information as to each of the stockholder giving the notice and any Stockholder Associated Person (as defined below) of such stockholder: (i) the name and record address of such person, (ii) the class or series and number of shares of stock of the Corporation which are beneficially owned and/or owned of record by such person, (iii) the nominee holder for, and number of, shares beneficially owned but not owned of record by such person, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such person in respect of shares of stock of the Corporation, or any other agreement, arrangement or understanding (including any derivative or short positions, swaps, warrants, hedges, profit interests, options or borrowed or loaned shares of stock of the Corporation) has been made by or on behalf of such person the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power or pecuniary or economic interest of, such person with respect to any shares of stock of the Corporation, (v) a description of the terms of and number of shares subject to any arrangements, rights, or other interests described in clause (iv) of this sentence held by any Immediate Family Member (as defined below) of such person, (vi) to the extent known by the stockholder giving the notice, the name and address of any other stockholder and/or any Stockholder Associated Person of such other stockholder supporting the proposal of business on the date of such stockholder’s notice (or, with respect to the supplemental statement required below, on the record date for the meeting), (vii) a description of all arrangements or understandings (whether written or oral) between or among such persons (including their names) in connection with the Corporation ,the proposal of such business by the stockholder giving the notice and/or any material interest in such business, (viii) a representation that the stockholder giving the notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, (ix) notice whether such person intends to solicit proxies in connection with the proposed matter and (x) any other information that would be required to be provided by such person in connection with the solicitation of proxies by such person with respect to the proposed business to be brought before the annual meeting pursuant to Section 14 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder. Any information required pursuant to this paragraph (a) or the Certificate of Incorporation shall be provided as of the date of the stockholder’s notice above and shall be provided as of the record date for the meeting via a supplemental statement by the stockholder delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day after the record date. All information required pursuant to this paragraph (a) or the Certificate of Incorporation shall be accompanied by a written representation from the notifying stockholder that all such information in the stockholder’s notice and any supplemental statement is accurate and complete as of the date set forth in the applicable notice or supplemental statement. In addition to the foregoing, in order to have information with respect to a stockholder proposal included in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must also satisfy the notice and other requirements of the regulations promulgated under the 1934 Act. No business (other than the nomination for election to the Board of Directors, which must comply with paragraph (b) below and the Certificate of Incorporation) shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (a) and the Certificate of Incorporation. The presiding officer of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (a) or the Certificate of Incorporation, and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted. Nothing in this paragraph (a) shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(b) Only persons who are nominated in accordance with the procedures set forth in this paragraph (b) and the Certificate of Incorporation shall be eligible for election as directors (subject to the rights of holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation). Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the Corporation entitled to vote in the election of directors at the meeting (A) who is a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting, on the date such stockholder provides timely notice to the Corporation as provided herein and on the date of such meeting and (B) who complies with the notice procedures set forth in this paragraph (b) and the Certificate of Incorporation. To be timely, a stockholder’s notice of nomination must be given in proper written form, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (A) with respect to an election to be held at an annual meeting, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (B) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to stockholders. In no event shall the adjournment or postponement of such annual meeting or special meeting called for the purpose of electing directors, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this paragraph (b). To be in proper written form, such stockholder’s notice shall set forth, in addition to any information required pursuant to the Certificate of Incorporation or the 1934 Act, as to each person whom the stockholder proposes to nominate for election or reelection as a director and each Stockholder Associated Person of such nominee, and as to the stockholder giving the notice and any Stockholder Associated Person of such stockholder, the following information: (A) the name, age, business address, residence address and record address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned and/or owned of record by such person, (D) the nominee holder for, and number of, shares beneficially owned but not owned of record by such person, (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings (whether written or oral) as of the date of the notice and during the previous twelve months, and any other material relationships, between or among such nominating stockholder and any Stockholder Associated Person of such stockholder, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, (F) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such person in respect of shares of stock of the Corporation, or any other agreement, arrangement or understanding (including any derivative or short positions, swaps, warrants, hedges, profit interests, options or borrowed or loaned shares of stock of the Corporation) has been made by or on behalf of such person the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power or pecuniary or economic interest of, such person with respect to any shares of stock of the Corporation, (G) a description of the terms of and number of shares subject to any arrangements, rights, or other interests described in clause (E) or clause (F) of this sentence held by any Immediate Family Member of such person, (H) to the extent known by the stockholder giving the notice, the name and address of any other stockholder and/or any Stockholder Associated Person of such other stockholder supporting the nominee for election or reelection as a director on the date of such stockholder’s notice (or, with respect to the supplemental statement required below, the record date for the meeting), (I) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (J) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 under the 1934 Act (including, without limitation, the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). Such stockholder’s notice must be accompanied by a written questionnaire, completed and signed by each person nominated by such stockholder for election or reelection as a director of the Corporation, providing the information requested about the background and qualifications of such nominee and the background of any other person on whose behalf the nomination is being made, and a written representation and agreement (the questionnaire, representation, and agreement to be in the form provided by the Secretary upon written request), completed and signed by each person nominated by such stockholder for election or reelection as a director of the Corporation, that such nominee: (A) is not and will not become a party to: (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how the person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Secretary of the Corporation in writing, or (ii) any Voting Commitment that could limit or interfere with the person’s ability to comply, if elected as a director of the Corporation, with the person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Secretary of the Corporation in writing, and (C) in the person’s individual capacity and on behalf of any person on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, Regulation FD, confidentiality, code of conduct, and stock ownership and trading policies and guidelines of the Corporation. Any information required pursuant to this paragraph (b) or the Certificate of Incorporation shall be provided as of the date of the stockholder’s notice above and shall be provided as of the record date for the meeting via a supplemental statement by the stockholder delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day after the record date. All information required pursuant to this paragraph (b) or the Certificate of Incorporation shall be accompanied by a written representation from the notifying stockholder that all such information in the stockholder’s notice and any supplemental statement is accurate and complete as of the date set forth in the applicable notice or supplemental statement. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (b) and the Certificate of Incorporation. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or the Certificate of Incorporation.

(c) For purposes of this Section 2.5, “Stockholder Associated Person” of any stockholder shall mean (i) any person acting in concert, directly or indirectly, with such stockholder, (ii) any person controlling, controlled by or under common control with such stockholder or any Stockholder Associated Person of such stockholder, and (iii) the beneficial owner, if any, of shares of stock of the Corporation on whose behalf a proposal of business or nomination of a director is made. For purposes of these bylaws, “beneficial owner” shall mean any person who is a direct or indirect beneficial owner of shares of stock of the Corporation pursuant to Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of these bylaws, “Immediate Family Member” shall mean, in respect of any person, any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person.

2.6 Voting List. At least ten days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation’s stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of record holders of each class and series of shares of stock entitled to vote thereat, arranged in alphabetical order and showing the address of each record holder and number of shares registered in the name of each record holder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall also be open to the examination of any stockholder during the whole time thereof on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of record holders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

2.7 Quorum. The holders of a majority of the outstanding shares of each class and/or series of capital stock entitled to vote on a matter present in person or by proxy shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Certificate of Incorporation, or these bylaws. If, however, the holders of any two or more classes or series of stock are entitled, or required, pursuant to the terms of the Certificate of Incorporation, to vote together as a single class on any matter coming before such stockholders, the holders of a majority in the aggregate of the outstanding shares of such classes and/or series (except as otherwise provided in the Certificate of Incorporation) present in person or by proxy, shall constitute a quorum for purposes of voting on any matter that may be put before such stockholders in accordance with law, the Certificate of Incorporation or these bylaws. Shares of its own stock belonging to the Corporation shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or the chairman of the meeting may adjourn the meeting from time to time in accordance with Section 2.13 hereof.

2.8 Required Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares having voting power and entitled to vote on a matter who are present, in person or by proxy, shall decide any such matter brought before such meeting, unless such matter is one on which, by express provision of statute, the Certificate of Incorporation, or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such matter. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.9 Method of Voting; Proxies; Meeting by Remote Communication.

(a) Except as otherwise provided in the Certificate of Incorporation or these bylaws, each outstanding share of capital stock which has voting power on the subject matter submitted to a vote by stockholders shall be entitled to one vote on each such matter. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy.

(b) At all meetings of stockholders, a stockholder may authorize another person to act for such stockholder by proxy (i) executed in writing by the stockholder or such stockholder’s duly authorized officer, director or attorney-in-fact or (ii) transmitted by the stockholder or such stockholder’s duly authorized officer, director or attorney-in-fact by telegram, cablegram or other means of electronic transmission to the proxy holder or to a proxy solicitation firm, proxy support service or like agent duly authorized by the proxy holder to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was duly authorized by the stockholder. Such proxy must be filed with the Secretary of the Corporation or the inspectors of election at or before the time of the meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

(c) If expressly authorized by the board of directors in accordance with these bylaws and applicable law, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication (including, without limitation, by means of conference telephone or other communications equipment by means of which persons participating in the meeting can hear each other), (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.10 Record Date.

(a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors. Such date in any case shall not be more than 60 days or less than ten days prior to any such meeting nor more than 60 days prior to any other action. If no record date is fixed:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(iii) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by law or these bylaws, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office in the State of Delaware, principal place of business, or such officer or agent shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law or these bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

2.11 Conduct of Meetings. The Chairman, if such position has been filled, shall preside at all meetings of stockholders as the chairman of the meeting. In the absence or inability to act of the Chairman at any meeting of the stockholders, a chairman of the meeting shall be appointed to preside at such meeting of the stockholders by a majority of the board of directors present at such meeting. The board of directors of the Corporation may adopt by resolution such rules or regulations for the conduct of meetings of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chair of the meeting, may, but shall not be required to, include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting, to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair shall permit; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (v) limitations on the time allotted to questions or comments by participants. Unless, and to the extent determined by the board of directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer’s duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these bylaws or by some other officer appointed by the board of directors.

2.12 Inspectors.

(a) The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.

(b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the number of shares present in person or by proxy at such meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of such shares present in person or by proxy at such meeting and their count of all votes and ballots. In addition, at the time the inspectors make their certification pursuant to this paragraph (b), the inspectors shall specify any information provided in accordance with Section 2.9(b) of these bylaws and any other information permitted by applicable law upon which they relied in determining the validity and counting of proxies and ballots. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them.

(c) The chairman of the meeting shall announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting. No ballots, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by any stockholder shall determine otherwise.

2.13 Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other date, time and/or place, and notice need not be given of any such adjourned meeting if the date, time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.14 Action Without a Meeting.

(a) Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of the stockholders may be taken without a meeting only as provided in the Certificate of Incorporation.

(b) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of Section 228(d)(1) of the DGCL and the Certificate of Incorporation, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (b) the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office, its principal place of business or any officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the forgoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors or governing body of the Corporation.

ARTICLE III

DIRECTORS

3.1 Management. The business and property of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the Certificate of Incorporation, or these bylaws, the board of directors may exercise all the powers of the Corporation.

3.2 Number; Qualification; Election; Term.

(a) The number of directors which shall constitute the entire board of directors shall be nine; provided, that, unless otherwise provided in the Certificate of Incorporation, the number of directors constituting the entire board of directors may be increased or decreased from time to time exclusively by resolution adopted by the board of directors and shall consist of no less than three and no more than fifteen members. The tenure and qualifications of directors on the board of directors of the Corporation shall be as provided herein and in the Certificate of Incorporation. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

(b) Except as otherwise required by law, the Certificate of Incorporation, or these bylaws, the directors shall be elected at an annual meeting of the stockholders at which a quorum is present. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. None of the directors need be a stockholder of the Corporation or a resident of Delaware. Each director must have attained the age of majority.

(c) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the Certificate of Incorporation or the resolution or resolutions adopted by the board of directors pursuant to the Certificate of Incorporation and applicable thereto, and such directors so elected shall not be divided into classes pursuant to this bylaw unless expressly provided by such terms.

3.3 Chairman. The board of directors shall elect one of its members as Chairman. The Chairman, if present, shall preside at all meetings of the board of directors. The Chairman shall have the powers and duties usually and customarily associated with the position of a non-executive Chairman and shall have such other powers and duties as may be assigned to him by the board of directors. In his capacity as Chairman, he shall not necessarily be an officer of the Corporation, but he shall be eligible to serve, in addition, as an officer pursuant to Article VI of these bylaws; provided, however, that under no circumstances shall the Chairman also serve as the President or chief executive officer of the Corporation.

3.4 Change in Number. No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

3.5 Removal; Resignation. A director may be removed from the board of directors in accordance with the Certificate of Incorporation. A director may resign from the board of directors as provided in Section 9.6 hereof.

3.6 Newly Created Directorships and Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies occurring in the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled as provided in the Certificate of Incorporation.

3.7 Nomination of Director Candidates. Nominations for election to the board of directors shall be as provided in the Certificate of Incorporation.

3.8 Meetings of Directors, Corporate Officers; Books and Records. The directors may hold their meetings and may have an office or offices and keep the books of the Corporation, except as otherwise provided by statute, in such place or places within or without the State of Delaware as the board of directors may from time to time determine or as shall be specified in the notice of such meeting.

3.9 First Meeting. Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, on the same day and at the same place as the annual meeting of stockholders, and no notice of such meeting shall be necessary. If a newly elected board of directors fails to hold its first meeting on the same day at the same place as the annual meeting of stockholders, the first meeting of the newly elected board of directors after each election of new directors thereto shall be held at such time and place as shall be specified in a notice given as provided in these bylaws for special meetings of the board of directors, or as shall be specified in a written waiver of notice signed by all of the directors.

3.10 Election of Officers. At the first meeting of the board of directors held in conjunction with each annual meeting of stockholders as described in Section 3.9 hereof at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

3.11 Regular Meetings. Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by the board of directors. Notice of such regular meetings shall not be required.

3.12 Special Meetings. Special meetings of the board of directors shall be held whenever called by the Chairman, the President, or, upon the request in writing of two or more directors, by any other officer of the Corporation.

3.13 Notice. The Secretary or, in the absence or inability to act of the Secretary, any person designated by the Chairman or President, shall give notice of each special meeting to each director at least 24 hours before the meeting; provided, however, that if a special meeting of the board of directors is called by the Chairman such meeting may be called upon such notice as the Chairman deems appropriate. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting. Notice may be given by telephone to the director personally or to any person reasonably believed to be accepting messages for such director, or by electronic transmission, as defined in Section 2.4(d), or otherwise in writing in accordance with Section 5.1 hereof.

3.14 Quorum; Majority Vote. At all meetings of the board of directors, a majority of the directors elected or appointed in the manner provided in these bylaws and the Certificate of Incorporation shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there be less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the Certificate of Incorporation or these bylaws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the board of directors. At any time that the Certificate of Incorporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.15 Procedure. At meetings of the board of directors, business shall be transacted in such order as from time to time the board of directors may determine. The Chairman, if such position has been filled, shall preside at all meetings of the board of directors. In the absence or inability to act of the Chairman at any meeting of the board of directors, a chairman of the meeting shall be chosen by a majority of the board of directors present at such meeting from among the directors present to preside at such meeting of the board of directors. The Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.16 Compensation. The board of directors shall have the authority to fix the compensation, including any stated retainer, fees and reimbursement of expenses, paid to directors for their services as such, including without limitation for attendance at regular or special meetings of the board of directors; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor. No additional compensation for serving as a director or committee member shall be paid to any employee of the Corporation or any subsidiary thereof, other than the reimbursement of expenses. Otherwise, committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meeting.

3.17 Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation or by these bylaws, any action required or permitted to be taken at a meeting of the board of directors, or of any committee of the board of directors, may be taken without a meeting if all the directors or all the committee members, as the case may be, entitled to vote with respect to the subject matter thereof, consent or consents thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions shall have the same force and effect as a vote of such directors or committee members, as the case may be, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Delaware or in any certificate delivered to any person. Such writing or writings or electronic transmission or transmissions shall be filed with the minutes of proceedings of the board or committee, as the case may be. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.18 Telephonic Meetings Permitted. Members of the board of directors, or any committee designated by the board, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

3.19 Reliance upon Records. Every director, and every member of any committee of the board of directors, shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the board of directors, or by any other person as to matters the director or member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, including, but not limited to, such records, information, opinions, reports or statements as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the Corporation’s capital stock might properly be purchased or redeemed.

3.20 Interested Directors. Subject to any other requirements under the U.S. Internal Revenue Code of 1986, as it may be amended from time to time, the federal securities laws, or any other applicable laws or regulations relating to the subject matter in this Section 3.20 (as used in this Section 3.20, “applicable laws or regulations”), no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; (b) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders having voting power as to such subject matter pursuant to the Certificate of Incorporation, and entitled to vote as to such subject matter, and the contract or transaction is specifically approved in good faith by the vote of such stockholders having such voting power and entitled to vote on such subject matter; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders. Except as otherwise provided in applicable law or regulation, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

COMMITTEES

4.1 Designation. The board of directors may, by resolution adopted by a majority of the entire board of directors, designate one or more committees.

4.2 Number; Qualification; Term. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his death or removal as a committee member or as a director. A committee member may resign from such committee as provided in Section 9.6 hereof.

4.3 Authority. Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the authority of the board of directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it except to the extent expressly restricted by law, the Certificate of Incorporation, or these bylaws. Notwithstanding the foregoing, no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation under Sections 251, 252, 254, 255, 256, 257, 258, 263 or 264 of the DGCL, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or adopting, amending or repealing the bylaws of the Corporation. Notwithstanding the foregoing, a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in subsection (a) of Section 151 of the DGCL, fix the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions of such shares, including, without limitation, as to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series. Unless a resolution of the board, the Certificate of Incorporation or any provision of these bylaws expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.

4.4 Committee Changes. The board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

4.5 Alternate Members of Committees. The board of directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

4.6 Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

4.7 Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least 24 hours before such special meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

4.8 Quorum; Majority Vote. At meetings of any committee, a majority of the number of members designated by the board of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the Certificate of Incorporation, or these bylaws.

4.9 Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

4.10 Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

4.11 Action Telephonically or Without Meeting. Committee members may act by telephonic or other communications equipment or by written consent as provided in Sections 3.17 and 3.18 hereof.

ARTICLE V

NOTICE

5.1 Method. Whenever by statute, the Certificate of Incorporation, or these bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to electronic transmission (as defined in Section 2.4(d)) or overnight courier service). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by electronic transmission shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

5.2 Waiver. Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the Certificate of Incorporation, or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission (as defined in Section 2.4(d)) by the person entitled to notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VI

OFFICERS

6.1 Number; Titles; Term of Office. The officers of the Corporation shall be a President, a Secretary, a Treasurer, and such other officers as the board of directors may from time to time elect. Elected officers may include, without limitation, one or more Vice Presidents, Senior Vice Presidents or Executive Vice Presidents. Unless any such officer’s title is expressly set forth below, such officer shall have such descriptive title as the board of directors shall determine. Unless a description of such officer’s services is expressly set forth below, such officer shall perform such services as requested by the board of directors or the President. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

6.2 Removal; Resignation. Any officer elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create contract rights. The chief executive officer, or, in the absence of a chief executive officer, the President, may suspend the powers, authority, responsibilities and compensation of any elected officer or appointed subordinate officer for a period of time sufficient to permit the board or the appropriate committee of the board a reasonable opportunity to consider and act upon a resolution relating to the reinstatement, further suspension or removal of such person. In addition, an officer may resign from office as provided in Section 9.6 hereof.

6.3 Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors, a committee of the board of directors, and/or the chief executive officer (or, in the absence of such officer, the President) in the same manner as provided in the election or appointment of such person.

6.4 Authority. Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these bylaws or as may be determined by resolution of the board of directors not inconsistent with these bylaws.

6.5 Compensation. The compensation, if any, of officers shall be fixed from time to time by the board of directors; provided, however, that the board of directors may delegate the power to determine the compensation of any officer (other than the officer to whom such power is delegated) to the President and/or chief executive officer.

6.6 The President. The President may be the chief executive officer and/or the chief operating officer of the Corporation. If so designated as chief executive officer by the board of directors, he shall have the general direction of the affairs of the Corporation and, if so designated as chief operating officer of the Corporation, he shall have the general direction of the operations of the Corporation. In addition to, or in lieu of, the President acting as chief executive officer and/or chief operating officer, the President shall, unless otherwise directed by the board of directors, have general executive responsibility for the conduct of the business and affairs of the Corporation and shall assume such other duties as the board of directors may assign from time to time. The President may sign certificates for shares of the Corporation, and may sign any policies, deeds, mortgages, bonds, contracts, or other instruments on behalf of the Corporation, unless the board of directors has expressly reserved authority to approve any such documents or instruments for the Board’s approval, and except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed. The President shall appoint and discharge agents and employees of the Corporation, and in general, shall perform all duties incident to the office of President. Notwithstanding anything to the contrary in these bylaws, during occasions that the President is absent, has vacated his office, or otherwise is unable or refuses to perform the duties of the President, those duties will be performed by the Vice President (in order of their seniority as determined by the board of directors, or, in the absence of such determination, as determined by the length of time they have held the office of Vice President) until such time as the board of directors either makes a determination that another person should act in that capacity or elects a new President. Under no circumstances shall the President serve as Chairman of the corporation.

6.7 The Vice Presidents. The Vice Presidents, including any Executive Vice President or Senior Vice President, shall perform such duties and have such powers as the board of directors or the President may from time to time prescribe.

6.8 The Secretary. Except as otherwise provided in the Certificate of Incorporation or these bylaws, the Secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required; shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors; shall perform such other duties as may be prescribed by the board of directors or the President; and shall keep in safe custody the corporate seal of the Corporation and when authorized by the board of directors, shall affix the same to any instrument requiring it and when so affixed, it shall be attested by the signature of the Secretary or by the signature of an Assistant Secretary.

6.9 Assistant Secretaries. The Assistant Secretaries in the order of their seniority shall, in the event that the Secretary is absent, or has vacated his office, or is unable or unwilling to act, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the board of directors or the President may from time to time prescribe.

6.10 The Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board of directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the President and the board of directors, at its regular meetings or when the President or board of directors so requires, an account of all transactions of the Corporation performed under his supervision as Treasurer. The Treasurer shall perform such other duties as may be prescribed by the board of directors or the President.

6.11 Subordinate Officers; Delegated Authority to Appoint Subordinate Officers. In addition to officers elected by the board of directors, the board of directors may from time to time appoint one or more vice presidents (including any executive and/or senior vice presidents), assistant vice presidents, assistant secretaries, assistant treasurers, assistant comptrollers, and such other subordinate officers as the board of directors may deem advisable. The board of directors may grant to any committee of the board, the chief executive officer, or, in the absence of a chief executive officer, the President, the power and authority to appoint such subordinate officers and to prescribe their respective terms of office, powers, authority and responsibilities. Each subordinate officer shall hold his position at the pleasure of the board of directors, the committee of the board appointing him, the chief executive officer, the President and any other officer to whom such subordinate officer reports.

6.12 Bond. If required by the board of directors, the Treasurer and any other officer identified by the board of directors shall give the Corporation a bond (which shall be renewed as required from time to time) or such other security as the board may request in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of the office and for the restoration to the Corporation, in case of the death, resignation, retirement or removal from office of the Treasurer, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

6.13 Assistant Treasurers. The Assistant Treasurers, in the order of their seniority, unless otherwise determined by the board of directors, shall in the event the Treasurer is absent, or has vacated his office, or is unable or refuses to act, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the board of directors or the President may from time to time prescribe.

ARTICLE VII

CERTIFICATES AND STOCKHOLDERS

7.1 Certificates for Shares. Certificates for shares of stock of the Corporation may be issued in certificated or non-certificated form and shall be in such form as shall be approved by the board of directors. The certificates shall be signed by any authorized officer of the Corporation. Any and all signatures on the certificate may be a facsimile and may be affixed or imprinted with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation (which shall include the books of any transfer agent appointed by the board of directors) as they are issued and shall exhibit the registered owner’s name and the number of shares.

7.2 Replacement of Lost or Destroyed Certificates. The Corporation may direct the issuance of a new certificate or certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. In addition, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

7.3 Transfer of Shares. Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. Notwithstanding the foregoing, no new certificate shall be issued unless and until the surrendering stockholder provides a written opinion of counsel reasonably acceptable to the Corporation or other evidence acceptable to the Corporation of compliance with all applicable federal, state and foreign securities laws.

7.4 Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.5 Regulations. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer, and registration or the replacement of certificates for shares of stock of the Corporation, including compliance with applicable law.

7.6 Legends. The Corporation shall have the power and authority to provide that certificates representing shares of stock bear such legends as the Corporation deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

ARTICLE VIII

INDEMNIFICATION

8.1 Right to Indemnification of Directors and Officers. Subject to the other provisions of this article, the Corporation shall indemnify and advance expenses to every director and officer (and to such person’s heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including, but not limited to, judgments, fines, payments in settlements, costs of investigation, attorneys’ fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), in which such director or officer was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. The Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized by the board of directors of the Corporation.

8.2 Advancement of Expenses of Directors and Officers. The Corporation shall pay the expenses of directors and officers incurred in defending any Proceeding in advance of its final disposition (“Advancement of

Expenses”); provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this article or otherwise; provided, that no bond or other security shall be required to secure such undertaking.

8.3 Claims by Officers or Directors. If a claim for indemnification or Advancement of Expenses by an officer or director under this article is not paid in full within ninety days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or Advancement of Expenses under applicable law.

8.4 Indemnification of Employees. Subject to the other provisions of this article, the Corporation may indemnify and advance expenses to every employee who is not a director or officer (and to such person’s heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, costs of investigation, attorneys’ fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or Proceeding in which such employee was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such person is or was an employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. The ultimate determination of entitlement to indemnification of employees who are not officers and directors shall be made in such manner as is provided by applicable law. The Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized by the board of directors of the Corporation.

8.5 Advancement of Expenses of Employees. The advancement of expenses of an employee who is not an officer or director shall be made by or in the manner provided by resolution of the board of directors or by a committee of the board of directors of the Corporation.

8.6 Non-Exclusivity of Rights. The rights conferred on any person by this Article VIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

8.7 Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, organization or other enterprise.

8.8 Insurance. The board of directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, and employees under the provisions of this Article VIII; and (ii) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VIII.

8.9 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Dividends. Subject to provisions of law and the Certificate of Incorporation, dividends may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors and in compliance with the DGCL.

9.2 Reserves. There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

9.3 Books and Records. The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

9.4 Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, provided that the fiscal year may be changed from time to time by resolution of the board of directors.

9.5 Seal. The corporate seal shall have inscribed thereon the name of the Corporation and the words “Corporate Seal Delaware.” The seal of the Corporation may be changed from time to time by the board of directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

9.6 Resignations. Any director or committee member may resign by giving notice in writing or by electronic transmission to the board of directors, the Chairman, the President, or the Secretary. Any officer may resign by giving written notice to the board of directors, the Chairman, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

9.7 Securities of Other Corporations. The President or any Vice President (including any Executive or Senior Vice President) of the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer which may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy, or consent with respect to any such securities.

9.8 Invalid Provisions. If any part of these bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

9.9 Mortgages, etc. With respect to any deed, deed of trust, mortgage, or other instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage, or other instrument a valid and binding obligation against the Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

9.10 Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

9.11 Headings. The headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

9.12 References. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

9.13 Amendments. Subject to the provisions of the Certificate of Incorporation, these bylaws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at such meeting; provided that in the notice of such special meeting notice of such purpose shall be given. Subject to the laws of the State of Delaware, the Certificate of Incorporation and these bylaws, the board of directors may by majority vote of those present at any meeting at which a quorum is present alter, amend or repeal these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.

9.14 Forum for Adjudication of Certain Disputes.

(a) Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the DGCL or the Corporation’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.14 of Article IX. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 9.14 of Article IX with respect to any current or future actions or claims.

(b) If any action the subject matter of which is within the scope of paragraph (a) of this Section 9.14 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph (a) above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

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ANNEX I

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

GENUINE PARTS COMPANY

ARTICLE ONE

NAME

The name of the corporation is “GENUINE PARTS COMPANY” (the “Corporation”).

ARTICLE TWO

GOVERNING LAW

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code.

ARTICLE THREE

PURPOSE

The Corporation is organized as a corporation for profit for any lawful purpose not specifically prohibited to corporations under the applicable laws of the State of Georgia, including but not limited to the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials and shall be authorized therewith to engage in any lawful business, act or activity.

ARTICLE FOUR

CAPITAL STOCK

4.1 Authorized Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is Four Hundred Sixty Million (460,000,000), of which Four Hundred Fifty Million (450,000,000) shares shall be common stock of the par value of $1.00 per share (hereinafter called the “Common Stock”) and Ten Million (10,000,000) shares shall be preferred stock of the par value $1.00 per share (hereinafter called the “Preferred Stock”).

4.2 Designations. The Preferred Stock may be issued from time to time by the Corporation in one or more series, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors of the Corporation pursuant to authority to do so which is hereby vested in the Board of Directors. Each such series of Preferred Stock shall be distinctly designated. Except in respect of the particulars fixed by the Board of Directors for each series as permitted hereby, all shares of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. The voting rights, if any, of each such series and the preferences and relative, participating, optional and other special rights of each such series and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding; and the Board of Directors of the Corporation is hereby expressly granted authority to fix, by resolutions duly adopted prior to the issuance of any shares of a particular series of Preferred

Stock so designated by the Board of Directors, the voting powers of stock of such series, if any, and the designations, preferences and relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof, if any, for such series, including without limitation the following:

(1) The distinctive designation of and the number of shares of Preferred Stock which shall constitute such series; provided that such number may be increased (except where otherwise provided by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

(2) The rate and time at which, and the terms and conditions upon which, dividends, if any, on Preferred Stock of such series shall be paid, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other series of Preferred Stock or any other class of stock of the Corporation and whether such dividends shall be cumulative or non-cumulative;

(3) The right, if any, of the holders of Preferred Stock of such series to convert the same into, or exchange the same for shares of any other class of stock or any series of any class of stock of the Corporation and the terms and conditions of such conversion or exchange;

(4) Whether or not Preferred Stock of such series shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions upon which, Preferred Stock of such series may be redeemed;

(5) The rights, if any, of the holders of Preferred Stock of such series upon the voluntary or involuntary liquidation of the Corporation;

(6) The terms of the sinking fund or redemption or purchase account, if any, to be provided for the Preferred Stock of such series; and

(7) The voting powers, if any, of the holders of such series of Preferred Stock which may, without limiting the generality of the foregoing, include the right, voting as a series by itself or together with any other series of the Preferred Stock as a class, (i) to vote more or less than one vote per share or any or all matters voted upon by the shareholders and (ii) to elect one or more directors of the Corporation if there has been a default in the payment of dividends on any one or more series of the Preferred Stock or under other circumstances and upon such other conditions as the Board of Directors may fix.

4.3 Issuance of Shares. Except as otherwise provided in these Restated Articles of Incorporation, the Board of Directors shall have authority to authorize the issuance, from time to time, without any vote or other action by the shareholders, of any or all shares of stock of the Corporation of any class or series at any time authorized, and any securities convertible into or exchangeable for any such shares, and any options, rights or warrants to purchase or acquire any such shares, in each case to such persons and on such terms (including as a dividend or distribution on or with respect to, or in connection with a split or combination of, the outstanding shares of stock of a series or any other class or series) as the Board of Directors from time to time in its discretion lawfully may determine; provided, that the consideration for the issuance of shares of stock of the Corporation (unless issued as such a dividend or distribution or in connection with such a split or combination) shall not be less than the par value of such shares. Shares so issued shall be fully paid stock, and the holders of such stock shall not be liable to any further call or assessments hereon.

ARTICLE FIVE

PREEMPTIVE RIGHTS

None of the holders of shares of any class of stock of the Corporation shall be entitled as a matter of right to purchase, subscribe for or otherwise acquire any new or additional shares of stock of the Corporation of any class now or hereafter authorized, or any options or warrants to purchase, subscribe for or otherwise acquire any new or additional shares of stock of the Corporation of any class now or hereafter authorized, or any shares, evidences of indebtedness, or any other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any new or additional shares.

ARTICLE SIX

BUSINESS COMBINATIONS

The shareholders vote required to approve Business Combinations (as hereinafter defined) shall be set forth in this Article Six.

6.1 Notwithstanding any other provisions of these Restated Articles of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote and in addition to any affirmative vote required of the holders of any particular class or series of “Voting Stock” (as hereinafter defined) by law, these Restated Articles of Incorporation or any Preferred Stock Designation (as hereinafter defined), the affirmative vote of the holders a majority of the outstanding shares of Voting Stock of the Corporation, which shall include the affirmative vote of a majority of the outstanding shares of Voting Stock held by shareholders other than the “Related Person” (as hereinafter defined) that is a party to such Business Combination, shall be required for the approval or authorization of any Business Combination; provided, however, that the affirmative vote of a majority of the outstanding shares of Voting Stock held by shareholders other than such Related Person shall not be required, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of these Restated Articles of Incorporation if:

(1) the Business Combination was approved by the Board of Directors of the Corporation either:

(a) prior to the date that such Related Person became the Beneficial Owner (as hereinafter defined) of ten percent (10%) or more of the outstanding shares of the Voting Stock of the Corporation; or

(b) after such date, but only so long as such Related Person has sought and obtained the approval of the Board of Directors; provided, however, that such approval shall only be effective if at least two thirds (2/3) of the directors are Continuing Directors (as hereinafter defined); or

(2) all of the following conditions are satisfied:

(a) the Business Combination involves a merger or consolidation of the Corporation and the consideration to be received per share by holders of Voting Stock in such Business Combination shall be either cash, or if the Related Person shall have acquired the majority of its holdings of the Corporation’s Voting Stock for a form of consideration other than cash, in the same form of consideration as the Related Person acquired such majority; and

(b) the cash or Fair Market Value (as hereinafter defined) of the property, securities or Other Consideration to be Received (as hereinafter defined) per share by holders of Common Stock of the Corporation shall have a Fair Market Value (as adjusted for stock splits, stock dividends, reclassifications of shares into a lesser number of shares and similar events) which is not less than the greater of (i) the highest per share price (including brokerage commissions, soliciting dealers’ fees and transfer taxes) paid by such Related Person in acquiring any of its holdings of the Corporation’s Common Stock or (ii) an amount which bears the same or greater percentage relationship to the Fair Market Value of the Corporation’s Common Stock on the date of the first public announcement of such Business Combination (“Announcement Date”) as the highest per share price determined in (b)(i) above bears to the Fair Market Value of the Corporation’s Common Stock on the date on which the Related Person first became a Related Person; or (iii) the earnings per share of Common Stock of the Corporation for the four consecutive quarters immediately preceding the Announcement Date, multiplied by the higher of the then price earnings multiple (if any) of such Related Person or the highest price earnings multiple of the Corporation during the two years immediately preceding the Announcement Date; and

(c) if applicable, the cash or Fair Market Value of the property, securities or Other Consideration to be Received per share by holders of shares of any class of outstanding Voting Stock, other than Common Stock, shall have a Fair Market Value (as adjusted for stock splits, stock dividends, reclassifications of shares into a lesser number of shares and similar events) which is not less than the greatest of (i) the highest per share price (including brokerage commissions, soliciting dealers’ fees and transfer taxes) paid by such Related Person in acquiring any of its holdings of such class of Voting Stock during the two year period immediately prior to the date of the first public announcement of such Business Combination; or (ii) if applicable, an amount which bears the same or greater percentage relationship to the Fair Market Value of such class of Voting Stock on the date of the first public announcement of such Business Combination as the highest per share price determined in (c)(i) above bears to Fair Market Value of such Voting Stock on the date on which the Related Person first became a Related Person; or (iii) if applicable, the highest preferential amount per share to which holders of such class of Voting Stock would be entitled in the event of voluntary or involuntary liquidation of the Corporation; and

(d) after such Related Person has become a Related Person and prior to the consummation of such Business Combination, (i) there shall have been (aa) no failure to declare and pay at the regular date thereof any quarterly dividends (whether or not cumulative) or any outstanding Preferred Stock, and (bb) no reduction in the annual rate of dividends paid on Common Stock (after giving effect to any reclassification, including any reverse stock split, recapitalization, reorganization or similar transaction which has the effect of enlarging or reducing the number of outstanding shares of Common Stock) unless such reduction has been approved by the Board of Directors, at least two-thirds (2/3) of the members of which are Continuing Directors, (ii) such Related Person shall not have become the Beneficial Owner of any additional shares of Voting Stock of the Corporation, except as part of the transaction which resulted in such Related Person becoming a Related Person or upon conversion of convertible securities acquired by it prior to becoming a Related Person or as a result of a pro rata stock dividend or stock split, and (iii) such Related Person shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits or other tax advantages provided by the Corporation or any Subsidiary (as hereinafter defined); and

(e) a proxy statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules and regulations), whether or not the Corporation is then subject to such requirements, shall be mailed at least thirty (30) days prior to the consummation of such Business Combination to the public shareholders of the Corporation for the purpose of soliciting shareholders approval of such Business Combination and shall contain at the front thereof in a prominent place (i) any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, if any, may choose to state, and (ii) the opinion of a reputable national investment banking firm as to the fairness (or not) of such Business Combination from the financial point of view of the remaining public shareholders of the Corporation (such investment banking firm to be engaged solely on behalf of the remaining public shareholders, to be paid a reasonable fee for their services by the Corporation upon receipt of such opinion, to be one of the so-called major bracket investment banking firms which has not previously been associated with such Related Person, and, if there are at the time any such directors, to be selected by a majority of the Continuing Directors).

6.2 For Purposes of this Article Six:

(1) the term “Business Combination” shall mean

(a) any merger or consolidation of the Corporation or any Subsidiary with or into a Related Person or any merger or consolidation of a Related Person with or into the Corporation or any Subsidiary,

(b) any sale, lease, exchange, transfer or other disposition in either one transaction or in a series of related transactions) including, without limitation, the mortgage of or the use of any other security device relating to all or any Substantial Part (as hereinafter defined) of the assets of the Corporation (including, without limitation, any voting securities of any Subsidiary) or of any Subsidiary to a Related Person,

(c) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in either one transaction or a series of related transactions) of all or any Substantial Part of the assets of a Related Person to the Corporation or any Subsidiary,

(d) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation if, as of the record date for the determination of shareholders entitled to vote with respect thereto, any person is a Related Person,

(e) the issuance of or transfer by the Corporation or any Subsidiary (in one transaction or in a series of related transactions) of any securities of the Corporation or any Subsidiary to a Related Person,

(f) the acquisition by the Corporation or any Subsidiary of any securities of a Related Person,

(g) any reclassification of securities (including any reverse stock split), recapitalization or reorganization of the Corporation or any merger or consolidation of the Corporation with any of its Subsidiaries or any similar transaction (whether or not into or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity securities of the Corporation or any Subsidiary which is, directly or indirectly, owned by any Related Person,

(h) any loan or other extension of credit by the Corporation or any Subsidiary to a Related Person or any guarantees by the Corporation or any Subsidiary of any loan or other extension of credit by any person to a Related Person, or

(i) any transaction or related series of transactions having, directly or indirectly, the same effect as any of the foregoing.

(2) The term “person” shall mean any individual, firm, group, corporation or other entity (as such terms are used on March 21, 1986 in Rule 13d-1 of the Securities Exchange Act of 1934, as amended).

(3) The term “Related Person” shall mean

(a) any person (other than the Corporation, any Subsidiary or any employee benefit plan of the Corporation or any Subsidiary) who or which, as of the record date for the determination of shareholders entitled to notice and to vote on such Business Combination or, if there is no record date, immediately prior to the consummation of any such transaction, together with its “Affiliates” and “Associates” (as such terms are defined on March 21, 1986 in Rule 12b-2 of the Securities Exchange Act of 1934, as amended), is the “Beneficial Owner” (as defined on March 21, 1986, in the Securities Exchange Act, as amended) of ten percent (10%) or more of the outstanding shares of Voting Stock of the Corporation,

(b) any Affiliate or Associate of such person described in the foregoing subparagraph (3)(a) of this Section 6.2,

(c) any Affiliate of the Corporation which at any time within the two year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the outstanding Voting Stock of the Corporation, or

(d) any person who is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933. Without limitation, any person that has the right to acquire any shares of Voting Stock of the Corporation pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise, shall be deemed a Beneficial Owner of such shares for purposes of determining whether such person or group, individually or together with its Affiliates and Associates, is a Related Person, but the number of shares deemed to be outstanding pursuant to this paragraph (3) of Section 6.2 shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(4) The term “Substantial Part” shall mean more than ten percent (10%) of the total consolidated assets of the corporation in question as of the end of the most recent fiscal year ending prior to the time the determination is being made.

(5) The term “Subsidiary” shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of a Related Person set forth in paragraph (3) of this Section 6.2, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(6) For the purposes of subparagraphs 2(b) and 2(c) of Section 6.1, the term “Other Consideration to be Received” shall include, without limitation, Common Stock, if applicable, shares of any other class of outstanding Voting Stock, retained by its existing public shareholders in the event of a Business Combination with such Related Person in which the Corporation is the surviving corporation.

(7) The term “Continuing Director” shall mean any person who

(a) is not affiliated with a Related Person and who was a member of the Corporation’s Board of Directors prior to the time the Related Person became a Related Person, or

(b) any successor to a Continuing Director who is not affiliated with a Related Person and who was recommended for election (before such person’s initial election as a Director) as a Continuing Director by a majority of the Board of Directors if at least two-thirds (2/3) of the directors were Continuing Directors.

(8) The term “Fair Market Value” shall mean

(a) in the case of stock, the highest closing sale price during the thirty (30) day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed or, if such stock is not listed on any such exchange the highest closing bid quotation with respect to a share of such stock during the thirty (30) day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use or, if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by the Board of Directors if at least two-thirds (2/3) of the directors are Continuing Directors; and

(b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors if at least two-thirds (2/3) of the directors are Continuing Directors.

(9) The term “Voting Stock” shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors of the Corporation considered for the purposes of this Article Six as one class (it being understood that, for purposes of this Article Six, each share of the Voting Stock shall have the number of votes granted to it pursuant to Article Four of these Restated Articles of Incorporation or any designation of the rights, powers and preferences of any class or series of Preferred Stock made pursuant to said Article Four (a “Preferred Stock Designation”). Each reference in this Article Six to a percentage of shares of Voting Stock shall refer to the percentage of the votes entitled to be cast by such shares.

(10) In the event any paragraph (or portions thereof) of this Article Six shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Article Six shall be deemed to remain in full force and effect and shall be construed as if such invalid, prohibited or unenforceable provisions had been stricken herefrom or otherwise rendered inapplicable, it being the intent of the Corporation and its shareholders that each remaining provision (or portion thereof) of this Article Six remain to the fullest extent permitted by law, applicable and enforceable as to all shareholders, including Related Persons, notwithstanding any such finding.

6.3 Notwithstanding any other provisions of these Restated Articles of Incorporation or the Bylaws of the Corporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series or Voting Stock required by law, these Restated Articles of Incorporation or any Preferred Stock Designation, the provisions set forth in this Article Six may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Voting Stock of the Corporation; provided, however, that if there is a Related Person on the record date for the meeting at which such action is submitted to the shareholders for their consideration, such majority vote must include the affirmative vote of at a majority of the outstanding shares of Voting Stock held by shareholders other than such Related Person.

6.4 A majority of the Board of Directors, if at least two-thirds (2/3) are Continuing Directors, shall have the power and duty to determine on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Six, including, without limitation:

(1) whether a person is a Related Person,

(2) the number of shares of Voting Stock beneficially owned by any person,

(3) whether a person is an Affiliate or Associate of another, and

(4) whether the applicable conditions set forth in paragraph (2) of Section 6.2 have been met with respect to any Business Combination.

6.5 Nothing contained in this Article Six shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.

ARTICLE SEVEN

PERIOD OF DURATION

The Corporation shall have perpetual duration.

ARTICLE EIGHT

PERSONAL LIABILITY OF DIRECTORS

8.1 A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) of the types set forth in Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the director derived an improper personal benefit. The provision of this article shall not apply with respect to acts or omissions occurring prior to the effective date of this article.

8.2 Any repeal or modification of the provisions of this article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.

8.3 If the Georgia Business Corporation Code hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Georgia Business Corporation Code.

8.4 In the event that any of the provisions of this article (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

ARTICLE NINE

BOARD OF DIRECTORS

9.1 Number of Directors. The number of directors of the Corporation shall be not less than nine or more than fifteen. The exact number of directors within such minimum and maximum shall be fixed or changed from time to time solely by a resolution adopted by an affirmative vote of at least two-thirds (2/3) of the total number of directors then in office.

9.2 Classification, Terms and Election of Directors. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting shall be elected or reelected for a three-year term. Except as provided in Article 9.4, a director shall be elected by the affirmative vote of a majority of the shares of the class of stock represented at the annual meeting of shareholders for which the director stands for election and entitled to elect such director.

If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. In no case shall a decrease in the number of directors have the effect of shortening the term of an incumbent director. If the number of directors is increased, and any newly created directorships are filled by the Board, there shall be no classification of additional directors elected by the Board until the next meeting of the shareholders called for the purpose of electing directors.

Effective at the time of the annual meeting of shareholders in 2007, directors shall no longer be divided into classes and each director shall be elected for a term of one year.

Each director shall serve until his successor is elected and qualified or until his earlier resignation, retirement, disqualification, removal from office or death.

9.3. Removal. The entire Board of Directors or any individual director may be removed from office only for cause and by the affirmative vote of the holders of a majority of the outstanding shares of Voting Stock (as defined in Article Six); provided, however, that if there is a Related Person (as defined in Article Six) on the record date for the meeting at which such action is submitted to the shareholders for their approval, such majority vote must include the affirmative vote of a majority of the outstanding shares of Voting Stock held by shareholders other than such Related Person.

Removal action may be taken at any shareholders’ meeting with respect to which notice of such purpose has been given, and a removed director’s successor may be elected at the same meeting to serve the unexpired term.

9.4 Vacancies. A vacancy occurring on the Board of Directors, however occurring, whether by increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise, may be filled, until the next election of directors by the shareholders, by the affirmative vote of at least two-thirds (2/3) of the total number of directors then remaining in office, though they constitute less than a quorum of the Board of Directors.

9.5 Election of Directors by Holders of Preferred Stock. Notwithstanding any of the foregoing provisions in this Article Nine, whenever the holders of any one or more classes of Preferred Stock or series thereof issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the number of such directors, and the election, term of office, filling of vacancies and other features of each such directorship, shall be governed by the terms of these Restated Articles of Incorporation and any Preferred Stock Designation (as defined in Article Six) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article Nine.

9.6 Amendment or Repeal. Notwithstanding any other provisions of these Restated Articles of Incorporation or the Bylaws of the Corporation or any provision of any law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series or Voting Stock required by law, these Restated Articles of Incorporation or any Preferred Stock Designation, the provisions set forth in this Article Nine may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of a majority of the outstanding shares of the Voting Stock of the Corporation; provided, however, that if there is a Related Person on the record date for the meeting at which such action is submitted to the shareholders for their consideration, such majority vote must include the affirmative vote of a majority of the Voting Stock held by shareholders other than such Related Person.

ANNEX J

GENUINE PARTS COMPANY

BY-LAWS

GENUINE PARTS COMPANY

BY-LAWS

As Amended and Restated

November 18, 2013

BY-LAWS OF

GENUINE PARTS COMPANY

ARTICLE ONE – OFFICES

1.1 Registered Office and Registered Agent. The Corporation shall maintain a registered office at 2999 Circle 75 Parkway, Atlanta, Georgia and shall have a registered agent whose business office is identical with such registered office.

1.2 Other Offices. The Corporation may, in addition to its registered office, have offices at such other places as the Board of Directors may from time to time appoint, or as the business of the Corporation may require.

ARTICLE TWO – SHAREHOLDERS’ MEETINGS

2.1 Place of Meetings. The place of all meetings of the shareholders shall be in the Executive Offices of the Corporation at 2999 Circle 75 Parkway, Atlanta, Georgia or such other place within or without the State of Georgia as shall be determined from time to time by the Board of Directors, and the place at which such meeting shall be held shall be stated in the notice and call of the meeting.

2.2 Annual Meeting. The annual meeting of shareholders of the corporation shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meetings, at which the shareholders shall elect the directors to be elected at such meetings pursuant to the requirements of the Corporation’s Articles of Incorporation, and transact such other business as may properly be brought before the meetings.

2.3 Special Meetings. Special meetings of the shareholders for any purpose or purposes may be called by the Chairman of the Board of Directors, or in his absence by any Vice Chairman of the Board of Directors or the President, or by a majority of the Board of Directors, and shall be called at any time by the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President or the Secretary upon the written request of shareholders owning forty per cent (40%) of the outstanding shares of the corporation entitled to vote at an election of directors. A request by shareholders for the calling of a special meeting, as provided herein, shall be made in writing to the Secretary, signed by such shareholders and shall specify the purpose or purposes of the meeting.

2.4 Voting of Shares. The voting at all meetings of shareholders may be viva voce, but any qualified voter may demand a share vote whereupon such share vote may be taken by ballot, each of which shall state the name of the shareholder voting and the number of shares voted by him, and if such ballot be cast by proxy, it shall also state the name of such proxy. At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by instrument in writing subscribed by such shareholder. Each shareholder shall have one vote for each share having voting power registered in his name on the books of the corporation on the record date for determination of its shareholders entitled to vote if such a record date has been fixed, or on the date the transfer books were closed if they have been closed.

2.5 Notice of Meetings. Unless waived as contemplated in Section 6.2. notice of the date, time and place of all meetings of shareholders shall be given not less than ten (10) days, and not more than sixty (60) days prior to the meeting, to each shareholder of record of the corporation entitled to vote at such meeting. The Board of Directors may fix in advance a date, not exceeding seventy (70) days preceding the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting. In the case of an annual or substitute annual meeting, the notice of the meeting need not state the purpose or purposes of the meeting unless the purpose or purposes constitute a matter which is required by law to be stated in the notice of the meeting. In the case of a special meeting, the notice of meeting shall state the purpose or purposes for which the meeting is called.

2.6 Quorum. A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding shares of the corporation entitled to vote at such meeting, except as otherwise specifically provided by law. If a quorum is present, a majority of the shares outstanding and entitled to vote which are represented at any meeting shall determine any matter coming before the meeting unless a different vote is required by statute, by the Articles of Incorporation or by these By-Laws. Shareholders at a meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.7 Proxies. A shareholder entitled to vote pursuant to Section 2.4 may vote in person or by proxy executed in writing by the shareholder or by his attorney in fact. A proxy shall not be valid after eleven (11) months from the date of its execution, unless a longer period is expressly stated therein. If the validity of any proxy is questioned it must be submitted to the secretary of the shareholders’ meeting for examination or to a proxy officer or committee appointed by the person presiding at the meeting. The secretary of the meeting or, if appointed, the proxy officer or committee, shall determine the validity or invalidity of any proxy submitted and reference by the secretary in the minutes of the meeting to the irregularity of a proxy shall be received as prima facie evidence of the facts stated for the purpose of establishing the presence of a quorum at such meeting and for all other purposes.

2.8 Adjournments. A majority of the voting shares present at any properly called shareholders’ meeting, whether or not a quorum is present, may adjourn the meeting to reconvene at a specific time and place, but no later than 120 days after the date fixed for the original meeting unless the requirements of the Georgia Business Corporation Code concerning the selection of a new record date and notice to shareholders have been met. It shall not be necessary to give any notice of the reconvened meeting or of the business to be transacted, if the time and place of the reconvened meeting are announced at the meeting which was adjourned. At any such reconvened meeting at which a quorum is represented or present, any business may be transacted which could have been transacted at the meeting which was adjourned.

2.9 Conduct of Meetings. All meetings of shareholders shall be governed by such rules and decisions as the chairman of the meeting, or a parliamentarian appointed by him, may deem appropriate.

ARTICLE THREE – BOARD OF DIRECTORS

3.1 Powers. The management of all the affairs, property, and business of the corporation shall be vested in the Board of Directors or in an Executive Committee as may be established pursuant to these By-Laws. In addition to the powers and authority by these By-Laws expressly conferred upon it, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute, the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

3.2 Retirement of Directors. (a) Any director who shall have attained the age of seventy-two (72) years on or before the first day of January, preceding the next annual meeting shall serve only to the date of such annual meeting and shall not be eligible to serve as a director thereafter, notwithstanding the fact that such director may have been elected for a term which would extend beyond the dates set forth above.

(b) Any Director, other than a Director who has served the Corporation as Chief Executive Officer, who is also (i) an officer of the Corporation, or (ii) an officer of any wholly-owned or majority-owned subsidiary or former subsidiary of the Corporation, shall cease to be a Director of this Corporation upon such Director’s retirement, resignation, removal or termination, for any reason, as an officer.

(c) Any person who has been a director but who becomes ineligible for reelection under (a) hereof, may, upon the nomination of the Chief Executive Officer, be designated a “Director Emeritus” by the affirmative vote of a majority of the Board of Directors. Such a designation shall be based on past meritorious service to the corporation and shall continue for life but shall carry no duties or responsibilities by such person nor shall such person be considered a member of the Board of Directors for any purpose. Directors Emeriti may be paid such fixed annual compensation as may be deemed appropriate by the Chief Executive Officer in view of their past services to the corporation.

3.3 Compensation. The Board of Directors may determine from time to time the compensation, if any, directors may receive for their services as directors. A director may also serve the corporation in a capacity other than that of director and receive compensation, as determined by the Board of Directors, for services rendered in any other capacity.

3.4 Certain Nomination Requirements.

(a) No person may be nominated for election as a director at any annual or special meeting of shareholders unless (1) the nomination has been or is being made pursuant to a recommendation or approval of the Board of Directors or a properly constituted committee of the Board of Directors previously delegated authority to recommend or approve nominees for director; or (2) the person is nominated by a shareholder of the Corporation who is entitled to vote for the election of the nominee at the subject meeting, and the nominating shareholder has furnished timely written notice to the Secretary of the Corporation, which written notice must comply with the requirements of this Article 3.4 (including timely delivery of the completed and signed questionnaire, representation and agreement required by Article 3.4(c) of these By-Laws), and timely updates and supplements thereof, in writing to the Secretary. For notice of any nomination to be timely, a shareholder’s notice must be received by the Secretary at the principal offices of the Corporation not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the date of the Corporation’s notice of annual meeting sent to shareholders in connection with the previous year’s annual meeting; provided, that if no annual meeting was held in the previous year or the date of the annual meeting has been established to be more than 30 calendar days earlier than or 70 calendar days after the anniversary of the previous year’s annual meeting, notice by the shareholder, to be timely, must be so received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. For purposes of these By-Laws, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

To be in proper written form, the notice of the shareholder intending to make the nomination shall set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director (1) the name, age, business address and residence address of the proposed nominee; (2) the principal occupation or employment of the nominee and summary background information; (3) the number and class of all shares of capital stock of the Corporation that are owned of record and beneficially by such person; (4) as an appendix, a completed and signed questionnaire, representation and agreement required by Article 3.4(c); (5) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (6) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (B) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (1) the name and address of such shareholder, as they appear on the Corporation’s books, and of such beneficial owner; (2) the number and class of all shares of capital stock of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner; (3) a description of any agreement, arrangement or understanding with respect to the nomination between or among such shareholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing; (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, such shareholder and such beneficial owner, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder or such beneficial owner, with respect to securities of the Corporation; (5) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and will so remain at the time of such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination; (6) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee or (ii) otherwise to solicit proxies from shareholders in support of such nomination, and (7) any other information relating to such shareholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility or qualification of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee. Notwithstanding the foregoing, the information required by clauses B (2), (3) and (4) of this paragraph shall be updated by such shareholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(b) Compliance with Procedures. If the chair of any meeting of shareholders at which one or more directors are to be elected determines that a shareholder nomination of any candidate for election as a director was not made in accordance with the applicable provisions of these By-Laws, the chair may elect to declare that such nomination shall be disregarded and such nominee(s) shall not be voted on at the meeting.

(c) Submission of Questionnaire. To be eligible to be a nominee for election as a director of the Corporation, a person must deliver in accordance with the time periods prescribed for delivery of notice under Article 3.4(a) of these By-Laws to the Secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such proposed nominee satisfies the Applicable Qualification Criteria (as defined below) and (1) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(d) For purposes of this Section 3.4, the term “Applicable Qualification Criteria” shall mean that the proposed nominee has relevant business experience (taking into account the business experience of the other directors) as determined by the Board or a committee thereof, in its sole discretion, and satisfies such other criteria for service on the Board of Directors as may be established from time to time by the Board.

(e) Notwithstanding the provisions of these By-Laws, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these By-Laws; provided, however, that any references in these By-Laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these By-Laws with respect to nominations to be considered pursuant to Article 3.4 of these By-Laws.

3.5 Other. Information concerning (i) Number of Directors, (ii) Classification, Terms and Election of Directors, (iii) Removal, (iv) Vacancies, and (v) Election of Directors by Holders of Preferred Stock, is set forth in Article Nine of this Corporation’s Articles of Incorporation, specifically paragraphs 9.1, 9.2, 9.3, 9.4 and 9.5 thereof.

ARTICLE FOUR – MEETINGS OF THE BOARD OF DIRECTORS

4.1 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at the principal office of the corporation or at such other place or places, within or without the State of Georgia, as the Board of Directors may from time to time designate.

4.2 Special Meetings. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President or by any two directors to be held at the principal office of the corporation, or at such other place or places, within or without the State of Georgia, as may be designated in the notice of such meeting. Unless waived as contemplated in Section 6.2, the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President or Secretary of the corporation or any director thereof shall give at least one day’s notice to each director of each special meeting stating the date, time, and place of the meeting.

4.3 Quorum. At meetings of the Board of Directors, more than one-half the number of directors fixed by the shareholders at that time shall be necessary to constitute a quorum for the transaction of business. A majority of the directors present at any meeting, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to reconvene at a specific time and place without further notice thereof. At any such reconvened meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting which was adjourned.

4.4 Vote Required for Action. (a) Except as otherwise provided in the Articles of Incorporation, these By-Laws, or by law, the act of a majority of the directors present at a meeting at which a quorum is present at the time shall be the act of the Board of Directors.

(b) A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless:

(1)	He objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting;

(2)	His dissent or abstention from the action taken is entered in the minutes of the meeting; or

(3)	He delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting.

The right of dissent or abstention is not available to a director who votes in favor of the action taken.

(c)	The vote of a majority of the full Board of Directors shall be required to adopt a resolution constituting a Committee. The vote of two-thirds of the directors is required to adopt a resolution recommending dissolution of the corporation to the shareholders.

4.5 Action by Directors Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent thereto shall be signed by all of the directors or members of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board of Directors or committee. Such consent shall have the same force and effect as a unanimous vote of the Board of Directors or committee.

ARTICLE FIVE – COMMITTEES

5.1 Appointment of Executive Committee. The Board of Directors may by resolution adopted by a majority of the full Board of Directors appoint an Executive Committee of not less than three (3) nor more than five (5) directors, which Executive Committee shall to the extent provided in such resolution have all of the powers and authority of the Board of Directors, except as otherwise provided by law. The Executive Committee shall have the power to amend or repeal any resolution of the Board of Directors unless such resolution is by its terms not subject to amendment or repeal by the Executive Committee. An act of the Executive Committee taken within the scope of its authority shall be an act of the Board of Directors.

5.2 Procedures of Executive Committee. The Executive Committee shall meet from time to time on the call of the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President or any two or more members of the Executive Committee. Meetings of the Executive Committee may be held at such place or places as the Executive Committee shall determine or may be specified or fixed in the respective notices or waivers of such meetings. The Executive Committee may fix its own rules of procedure, including provision for a notice of its meetings. It shall keep a record of its proceedings and shall report these proceedings to the Board of Directors at the next meeting of the Board, and all such proceedings shall be subject to revision or alteration by the Board of Directors except to the extent that action shall have been taken pursuant to or in reliance upon such proceedings prior to any such revision or alteration.

5.3 Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate one or more additional committees, each committee to consist of one or more directors of the corporation, and it shall have such name or names and shall have any and may exercise such powers of the Board of Directors in the management of the business and affairs of the corporation, except as otherwise provided by law, as may be determined from time to time by resolution adopted by a majority of the full Board of Directors. Each of such committees shall call and hold meetings, adopt rules of procedure, maintain records, and report to the Board of Directors in the manner provided for the Executive Committee in Section 5.2 of these By-Laws.

5.4 Action by Committees. Articles 4.1, 4.2, 4.3, 4.4, and 4.5, which govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors, apply to the Executive Committee or any other committee designated by the Board of Directors, and their members as well.

5.5 Alternate Members. The Board of Directors, by resolution adopted in accordance with Sect on 5.1. may designate one or more directors as alternate members of any such committee, who may act in the place of any absent member or members at any meeting of such committee.

5.6 Removal and Vacancies. The Board of Directors shall have power at any time to remove any member of any committee, with or without cause, and to fill vacancies in or to dissolve any such committee.

ARTICLE SIX – NOTICES

6.1 Procedure. Whenever these By-Laws require notice to be given to any shareholder or director, the notice shall be given in accordance with this Section 6.1. Notice under these By-Laws shall be in writing unless oral notice is reasonable under the circumstances. Any notice to directors may be written or oral. Notice may be communicated in person; by telephone, telegraph, teletype, or other form of wire or wireless communication; or by mail or private carrier. If these forms of personal notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published, or by radio, television, or other form of public broadcast communication. Written notice to the shareholders, if in a comprehensible form, is effective when mailed, if mailed with first-class postage prepaid and correctly addressed to the shareholder’s address shown in the corporation’s current record of shareholders. If the corporation has more than 500 shareholders of record entitled to vote at a meeting, it may utilize a class of mail other than first class if the notice of the meeting is mailed, with adequate postage prepaid, not less than thirty (30) days before the date of the meeting. Except as provided above, written notice, if in a comprehensible form, is effective at the earliest of the following:

(1)	When received or when delivered, properly addressed, to the addressee’s last known principal place of business or residence;

(2)	Five days after its deposit in the mail, as evidenced by the postmark, if mailed with first-class postage prepaid and correctly addressed; or

(3)	On the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.

Oral notice is effective when communicated if communicated in a comprehensible manner.

In calculating time periods for notice, when a period of time measured in days, weeks, months, years, or other measurement of time is prescribed for the exercise of any privilege or the discharge of any duty, the first day shall not be counted but the last day shall be counted.

6.2 Waiver. (a) A shareholder may waive any notice before or after the date and time stated in the notice. The waiver must be in writing, specify the business transacted or the purpose of the meeting, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(b) A shareholder’s attendance at a meeting (i) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

(c) A director may waive any notice before or after the date and time specified in the notice. Except as provided below in (d), the waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(d) A director’s attendance at or participation in a meeting waives any required notice to him of the meeting unless the director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

ARTICLE SEVEN – OFFICERS

7.1 Number. The officers of the corporation shall consist of a Chairman of the Board of Directors, one or more Vice Chairmen of the Board of Directors, a President, one or more Vice Presidents, a Secretary, a Treasurer, and any other officers as may be appointed by the Board of Directors or appointed by the Chairman of the Board of Directors pursuant to Section 7.7. The Board of Directors shall designate those officers who shall be deemed the chief executive officer, the chief operating officer and the chief financial officer of the corporation.

7.2 Election and Term. All officer’s shall be elected by the Board of Directors, or by the Chairman of the Board pursuant to Section 7.7, and shall serve at the pleasure of the Board of Directors or the Chairman of the Board of Directors until their successors have been elected and have qualified or until their earlier death, resignation, removal, retirement or disqualification.

7.3 Compensation. The compensation of the following senior Officers of the Corporation shall be fixed by the Compensation and Stock Option Committee of the Board of Directors.

Chairman of the Board

Vice Chairmen of the Board

President

Any Executive Vice President

Any Group Vice President

Any Senior Vice President

Compensation of all other Officers shall be fixed by the Chief Executive Officer.

7.4 Removal. Any officer, however elected or appointed, may be removed at any time with or without cause by the affirmative vote of a majority of the whole Board of Directors provided that any officer who is not a member of the Board of Directors may be removed at any time with or without cause by the Chairman of the Board of Directors or by any other officer who is a member of the Board of Directors and whose duties include supervision of such discharged officer.

7.5 Vacancies. Vacancy in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting.

7.6 Disability of Officers. In the case of absence or inability to act of any officer of the corporation or of any person herein authorized to act in his place, the Board of Directors may from time to time delegate the powers and duties of such officer to any other officer, or any director or other person whom it may select.

7.7 Chairman of the Board of Directors. The Chairman of the Board of Directors shall make reports to the Board of Directors and to the shareholders and shall perform all such other duties as are incident to his office or as are properly required of him by the Board of Directors. He shall preside at all meetings of the shareholders and of the Board of Directors at which he may be present. The Chairman of the Board of Directors may from time to time appoint one or more assistant secretaries of the corporation.

7.8 Vice Chairmen of the Board of Directors. Any Vice Chairman of the Board of Directors shall have such other powers and duties as may from time to time be designated by the Board of Directors or by the Chief Executive Officer.

7.9 President. The President shall have responsibility for supervising and directing the operations of the corporation’s businesses subject to the direction of the Board of Directors. He shall preside at all meetings of the shareholders or the Board of Directors in the absence of the Chairman of the Board of Directors.

7.10 Vice Presidents. The Vice Presidents shall perform such duties not inconsistent with these By-Laws as may be specifically designated by the Board of Directors or by the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President.

7.11 Secretary. The Secretary shall have authority to issue notices for all meetings (except that notices for special meetings of directors called at the request of two directors as provided in Section 4.2 of these By-Laws may be issued by such directors), shall keep minutes of all meetings, shall have charge of the seal and of the corporate books, and shall make such reports and perform such other duties as are incident to the office or are properly required of him by the Board of Directors, the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President.

7.12 Assistant Secretaries. The Assistant Secretaries may in the absence or disability of the Secretary perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors or the person appointing them may prescribe.

7.13 Treasurer. The Treasurer shall be responsible for the custody of all monies and securities of the corporation and shall be responsible for the maintenance of regular books of account. He shall have general supervision of the disbursement of funds of the corporation and shall render to the Board of Directors from time to time, as may be required of him, an account of all transactions for which he is responsible and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors, the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President.

7.14 Assistant Treasurers. The Assistant Treasurers may, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors or the person appointing them shall prescribe.

7.15 Bond. The Board of Directors may, by resolution, require any and all officers to give bond to the corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE EIGHT – SHARES

8.1 Certificates. Unless the Board of Directors determines to issue uncertificated shares, the interest of each shareholder shall be evidenced by a certificate or certificates representing shares of the corporation which shall be in such form as the Board of Directors may from time to time adopt. Each certificate shall exhibit the holder’s name, the number of shares and class of shares and series, if any, represented thereby, the name of the corporation, a statement that the corporation is organized under the laws of the State of Georgia, and the par value of each share or a statement that the shares are without par value. Each certificate shall be signed by the Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or the President; provided, however, that where such certificate is signed by a transfer agent, or registered by a registrar, the signature of any such officer may be facsimile. In case any officer who has signed or whose facsimile signature has been used on a certificate has ceased to be an officer before the certificate has been delivered, such certificate may, nonetheless, be adopted and issued and delivered by the corporation as though the officer who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer of the corporation.

8.2 Transfer of Shares. The transfer of shares shall be made on the books of the corporation only by the person named in the certificate (or in the case of uncertificated shares, the person named in the stock records of the corporation), or by an attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued or, in the case of a certificate alleged to have been lost, stolen, or destroyed, upon compliance with the provisions of Section 8.4 of these By-Laws.

8.3 Equitable Share Interest. Registered shareholders only shall be entitled to be treated by the corporation as the holders in fact of the shares standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Georgia.

8.4 Lost, Stolen or Destroyed Certificates. In the case of loss, theft or destruction of any share certificate, another certificate or uncertificated shares may be issued in its place upon proof of such loss, theft or destruction, and if the corporation shall require, upon the giving of a satisfactory bond of indemnity to the corporation and/or to the transfer agent and registrar of such share certificate.

8.5 Regulations. The Board of Directors shall have power and authority to make all rules and regulations as it may deem expedient, concerning the issue, transfer, conversion, and registration of share certificates of the corporation, not inconsistent with the laws of Georgia, the Articles of Incorporation, and these By-Laws; and the Board of Directors may appoint one or more transfer agents and one or more registrars.

8.6 Fixing of Record Date with Regard to Shareholder Action. For the purpose of determining shareholders entitled to notice of a shareholders meeting, to demand a special meeting, to vote, or to take any other action, the Board of Directors may fix a future date as the record date, the date to be not more than seventy (70) days prior to the date on which the particular action, requiring a determination of shareholders, is to be taken. A determination of shareholders entitled to notice of or to vote at a shareholders meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If no record date is fixed by the Board of Directors, the record date shall be determined in accordance with the provisions of the Georgia Business Corporation Code.

ARTICLE NINE — DISTRIBUTIONS AND SHARE DIVIDENDS

9.1 Authorization or Declaration. Unless the Articles of Incorporation provide otherwise, the Board of Directors from time to time in its discretion may authorize or declare distributions or share dividends in accordance with the Georgia Business Corporation Code.

9.2 Record Date with Regard to Distributions and Share Dividends. For the purpose of determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other reacquisition of the corporation’s shares) or a share dividend, the Board of Directors may fix a date as the record date. If no record date is fixed by the Board of Directors, the record date shall be determined in accordance with the provisions of the Georgia Business Corporation Code.

9.3 Depositories. The monies of the corporation shall be deposited in the name of the corporation, or in its duly adopted tradename, in such bank or banks or trust company or trust companies as the Board of Directors shall designate, and shall be drawn out only by check signed by persons designated by resolution of the Board of Directors.

9.4 Fiscal Year. The fiscal year of the corporation shall begin on the first day of January each year, unless otherwise provided by the Board of Directors.

ARTICLE TEN – INDEMNIFICATION

10.1 Definitions. As used in this Article, the term:

(a)	“Corporation” includes any domestic or foreign predecessor entity of this corporation in a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(b)	“Director” means an individual who is or was a director of the corporation or an individual who, while a director of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation’s request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(c)	“Expenses” includes attorneys’ fees.

(d)	“Liability” means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(e)	“Officer” means an individual who is or was an officer of the corporation or an individual who, while an officer of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. An “Officer” is considered to be serving an employee benefit plan at the corporation’s request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. “Officer” includes, unless the context requires otherwise, the estate or personal representative of an officer.

(f)	“Party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(g)	“Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

10.2 Basic Indemnification Arrangement. (a) Except as provided in subsections 10.2(d) and 10.2(e) below, the corporation shall indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A person’s conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 9.2(a).

(c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 10.2(a).

(d) The corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit unless, and then only to the extent that, a court of competent jurisdiction determines pursuant to Section 14-2-854 of the Georgia Business Corporation Code that in view of the circumstances of the case, such person is fairly and reasonable entitled to indemnification.

(e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

10.3 Advances for Expenses. (a) The corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if: (i) such person furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection 10.2(a) above; and (ii) such person furnishes the corporation a written undertaking meeting the qualifications set forth below in subsection 10.3(b) excuted personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to any indemnification under this Article or otherwise.

(b) The undertaking required by subsection 10.3(a)(ii) above must be an unlimited general obligation of the director or officer but need not be secured and shall be accepted without reference to financial ability to make repayment.

10.4 Authorization of and Determination of Entitlement to Indemnification. (a) The corporation acknowledges that indemnification of a director or officer under Section 10.2 has been pre-authorized by the corporation in the manner described in subsection 10.4(b) below. Nevertheless, the corporation shall not indemnify a director or officer under Section 10.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 10.2(a); provided, however, that regardless of the result or absence of any such determination, and unless limited by the Articles of Incorporation of the corporation, to the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, the corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

(b) The determination referred to in subsection 10.4(a) above shall be made, at the election of the Board of Directors:

(i)	by the Board of Directors of the corporation by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(ii)	If a quorum cannot be obtained under subdivision (i), by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(iii)	by special legal counsel:

(1)	selected by the Board of Directors or its committee in the manner prescribed in subdivision (i) or (ii); or

(2)	if a quorum of the Board of Directors cannot be obtained under subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

(iv)	by the shareholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

(c) As acknowledged above, the corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 10.2(a). Consequently, no further decision need or shall be made on a case-by-case basis as to the authorization of the corporation’s indemnification of directors or officers hereunder. Nevertheless, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 10.4(b) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 10.4(b)(iii) to select counsel.

10.5 Court-Ordered Indemnification and Advances for Expenses. Unless the corporation’s Articles of Incorporation provide otherwise, a director or officer who, is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification or advances for expenses if it determines that:

(i)	The applicant is entitled to mandatory indemnification under the final clause of subsection 10.4(a) above (in which case the corporation shall pay the indemnitee’s reasonable expenses incurred to obtain court-ordered indemnification);

(ii)	The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection 10.2(a) above or was adjudged liable as described in subsection 10.2(d) above (but if he was adjudged so liable, any court-ordered indemnification shall be limited to reasonable expenses incurred by the indemnitee unless the Articles of Incorporation of the corporation or a By-Law, contract or resolution approved or ratified by shareholders pursuant to Section 10.7 provides otherwise); or

(iii)	In the case of advances for expenses, the applicant is entitled pursuant to the Articles of Incorporation, By-Laws or any applicable resolution or agreement, to payment or reimbursement of his reasonable expenses incurred as a party to a proceding in advance of final disposition of the proceeding.

10.6 Indemnification of Employees and Agents. Unless the corporation’s Articles of Incorporation provide otherwise, the corporation may indemnify and advance expenses under this Article to an employee or agent of the corporation who is not a director or officer to the same extent as to a director or officer.

10.7 Shareholder Approved Indemnification. (a) If authorized by the Articles of Incorporation or a By-Law, contract or resolution approved or ratified by shareholders of the corporation by a majority of the votes entitled to be cast, the corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the corporation, without regard to the limitations in other sections of this Article; provided, however, that such provisions shall be valid only if and to the extent they are consistent with this Article. The corporation shall not indemnify a person under this Section 10.7 for any liability incurred in a proceeding in which the person is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation:

(i)	for any appropriation, in violation of his duties, of any business opportunity of the corporation;

(ii)	for acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii)	for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

(iv)	from any transaction from which he received an improper personal benefit.

(b) Where approved or authorized in the manner described in subsection 10.7(a) above, the corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

(i)	the proposed indemnitee furnishes the corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 10.7(a)(i) – (iv) above; and

(ii)	the proposed indemnitee furnishes the corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

10.8 Liability Insurance. The corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or was an employee or agent of the corporation or who, while an employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director officer, employee, or agent, whether or not the corporation would have power to indemnify against the same liability under Section 10.2 or Section 10.3 above.

10.9 Witness Fees. Nothing in this Article shall limit the corporation’s power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding.

10.10 Report to Shareholders. If the corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the corporation, the corporation shall report the indemnification or advance, in writing, to shareholders with or before the notice of the next shareholders’ meeting.

10.11 Severability. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted by law.

ARTICLE ELEVEN – MISCELLANEOUS

11.1 Inspection of Books and Records. The Board of Directors shall determine whether and to what extent the accounts and books of the corporation, or any of them, other than the share records, shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or books or document of the corporation except as conferred by law or by resolution of the shareholders or the Board of Directors. Without prior approval of the Board of Directors in their discretion, the right of inspection set forth in Section 14-2-1602(c) of the Georgia Business Corporation Code shall not be available to any shareholder owning two (2) percent or less of the shares outstanding.

11.2 Description of Seal. The corporate seal of the corporation shall consist of two concentric circles, between which shall be inscribed the words “Genuine Parts Company, Atlanta, Ga.”, and in the center shall be inscribed the year of its incorporation and the word “Seal”.

11.3 Annual Statements. Not later than four months after the close of each fiscal year, and in any case prior to the next annual meeting of shareholders, the corporation shall prepare (a) a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and (b) a profit and loss statement showing the results of its operations during its fiscal year. Upon receipt of written request, the corporation promptly shall mail to any shareholder of record a copy of the most recent such balance sheet and profit and loss statement.

ARTICLE TWELVE – AMENDMENTS

12.1 Power to Amend By-Laws. Alterations, amendments, or repeals of the By-Laws may be made by the shareholders, if the notice of such meeting contains a statement of the proposed alteration, amendment, or repeal, or by the Board of Directors by a majority vote of all directors then holding office at any regular or special meeting.

ARTICLE THIRTEEN – RESTRICTIONS ON CERTAIN BUSINESS

COMBINATIONS WITH INTERESTED SHAREHOLDERS

13.1 Governing Authority. The Corporation shall be governed by all of the requirements of Article 11A of the Georgia Business Corporation Code (Sections 14-2-1131, et seq).

13.2 Irrevocability. Article Thirteen of these By-laws shall be irrevocable except as provided in Section 14-2-1133(b) of the Georgia Business Corporation Code.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Essendant’s certificate of incorporation provides that no director shall be personally liable to Essendant or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Essendant’s certificate of incorporation provides that it will indemnify any person who was, is, or is threatened to be a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, arbitrative or investigative, any appeal in such action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding by reason of the fact that he or she is, was or has agreed to become its director or officer, or is or was serving at its request as a director, officer, partner, venture, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. This right to indemnification includes the right to be paid by Essendant expenses incurred in defending any such action, suit or proceeding in advance of its final disposition to the maximum extent permitted under the DGCL.

Essendant has entered into indemnification agreements with each of its directors and executive officers. In general, these agreements provide that Essendant will indemnify the director or officer to the fullest extent permitted by law for claims arising out of or in connection with his or her capacity as a director or executive officer of Essendant. Indemnification for proceedings brought by or in the right of Essendant is only available if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to Essendant’s best interests. Essendant will be required to advance expenses in connection with the director or officer’s defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Essendant.

Essendant maintains a directors and officers insurance policy which covers certain liabilities of Essendant’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this proxy statement/prospectus-information statement, which is incorporated herein.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated in the prospectus to provide such interim financial information.

(c) (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of April 12, 2018, by and among Essendant Inc., Elephant Merger Sub Corp., Genuine Parts Company and Rhino SpinCo, Inc. (conformed to include Amendment No. 1 to the Merger Agreement)†*

2.2	Separation Agreement, dated as of April 12, 2018, by and among Genuine Parts Company and Rhino SpinCo, Inc.†*

2.3	Tax Matters Agreement, dated as of April 12, 2018, by and among Essendant Inc., Genuine Parts Company and Rhino SpinCo, Inc. †*

2.4	Form of Transition Services Agreement, to be entered into by and among Genuine Parts Company and S.P. Richards Company†*

2.5	Form of Supply Chain Transition Services Agreement, to be entered into by and among GPC Services, LLC and S.P. Richards Company†*

3.1	Third Restated Certificate of Incorporation of Essendant Inc., dated as of June 1, 2015 (included in Annex G)*

3.2	Amended and Restated Bylaws of Essendant Inc., dated as of December 13, 2016 (included in Annex H)*

4.1	Rights Agreement, dated as of May 17, 2018, between Essendant Inc. and Equiniti Trust Company, as rights agent*

4.2	Amendment No. 1 to the Rights Agreement, dated as of May 29, 2018, between Essendant Inc. and Equiniti Trust Company, as rights agent*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of shares of common stock to be issued by Essendant Inc.+

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP for validity opinion (included in Exhibit 5.1)+

23.2	Consent of Ernst & Young LLP relating to the SPR Business*

23.3	Consent of Ernst & Young LLP relating to Essendant Inc.*

24.1	Power of Attorney (included on signature page hereto)*

99.1	Consent of Citigroup Global Markets Inc.*

99.2	Form of Proxy Card for Essendant Inc. Special Meeting of Stockholders+

99.3	Form of Notice of Internet Availability of Proxy Materials for Essendant Inc. Special Meeting of Stockholders+

†	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.
+	To be filed by amendment
*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Deerfield, Illinois, on June 8, 2018.

ESSENDANT INC.

By:	/s/ Richard D. Phillips
Richard D. Phillips President & Chief Executive Officer

Each person whose signature appears immediately below constitutes and appoints Richard D. Phillips and Brendan J. McKeough, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on June 8, 2018.

Signature	Title

/s/ Richard D. Phillips Richard D. Phillips	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Janet H. Zelenka Janet H. Zelenka	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Christine S. Ieuter Christine S. Ieuter	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

/s/ Charles K. Crovitz Charles K. Crovitz	Chairman of the Essendant Board

/s/ Dennis J. Martin Dennis J. Martin	Director

/s/ Susan J. Riley Susan J. Riley	Director

/s/ Alexander M. Schmelkin Alexander M. Schmelkin	Director

/s/ Stuart A. Taylor, II Stuart A. Taylor, II	Director

Signature	Title

/s/ Paul S. Williams Paul S. Williams	Director

/s/ Alex D. Zoghlin Alex D. Zoghlin	Director